UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

15 September 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Scheme Booklet

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 15 September 2011	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

Vote in favour

Share in two journeys

Your opportunity to own interests in two leading New Zealand telecommunications companies.

Demerger of Chorus Limited by Telecom Corporation of New Zealand Limited

13 September 2011

Chorus telecomnz

Important information

All the information you need to make a decision is in this booklet.

General

The Demerger is to be implemented by way of a Court approved scheme of arrangement under Part XV of the Companies Act. This Booklet will be accompanied by a notice convening a meeting of Telecom Shareholders to consider and vote on the Demerger.

This is an important document and requires your immediate attention. You should read this document in its entirety before deciding whether or not to vote in favour of the Demerger Resolution.

If you are in any doubt as to what you should do, you should consult your stockbroker, appropriately authorised financial adviser, solicitor, accountant and/or other professional adviser before voting on the Demerger.

Alternatively, if you have any questions in relation to this Booklet or the Demerger, please call the Telecom Shareholder Information Line on 0800 767 556 (within New Zealand) or 1800 134 068 (within Australia) or +61 2 8280 7732 (outside New Zealand and Australia) on Business Days between 9am and 7.30pm (NZ time).

If the Demerger Resolution is approved by the requisite majority of Telecom Shareholders then, subject to all conditions to the implementation of the Demerger, as set out in section 1.2, being satisfied, and subject to the Court granting the Final Court Orders, the Demerger will be implemented and binding on all Telecom Shareholders, including those who did not vote or who voted against the Demerger Resolution.

This Booklet has been prepared in accordance with the Securities Act (Telecom Corporation of New Zealand Limited) Exemption Notice 2011. This Booklet is not a prospectus or investment statement and it has not been filed, registered with or approved by any New Zealand regulatory authority under or in accordance with the Securities Act or any other New Zealand laws. This Booklet does not contain all the information that a prospectus or investment statement under New Zealand law is required to contain.

No representation

Except to the extent set out in this Booklet or as required by law (and then only to the minimum extent so required), none of Telecom/New Telecom or New Chorus (nor any of their respective associates, advisers, employees or current or proposed directors) warrants the performance of Telecom/New Telecom or New Chorus or any return on Telecom Shares o Telecom ADSs, New Telecom Shares or New Telecom ADSs, or New Chorus Shares or New Chorus ADSs. Neither Crown Fibre Holdings Limited (CFH) nor the Crown nor any of their respective affiliates takes any responsibility whatsoever for any of the information contained in this Booklet.

Responsibility for reports

KPMG has taken responsibility for the preparation of the following reports:

• the ‘Independent Accountants’ report on the New Chorus pro forma financial statements’ which appears in section 6.2.1;

• the ‘Independent Accountants’ report on the New Telecom pro forma financial statements’ which appears in section 8.2.1; and

• the ‘Independent Auditors’ report on the New Chorus special purpose financial statements’ and the ‘Independent Auditors’ report on the New Telecom special purpose financial statements’ which appear in section 13 .

Grant Samuel has prepared the Independent Expert’s report which appears in section 14 and takes responsibility for that report.

Consent to be named

Each of the Telecom Directors, the New Telecom Directors and the New Chorus Directors has given, and as at the date of this Booklet has not withdrawn, their consent to be named in this Booklet and to its release.

Information for Australian Telecom Shareholders

This Booklet does not constitute an offer or invitation to any person to subscribe for or purchase any securities in Telecom or New Chorus.

The information contained in this Booklet is not financial product advice and does not take into account the investment objectives, financial situation, tax position or particular needs of individual investors. This Booklet is not a prospectus, does not contain the information required to be disclosed under Chapter 6D of the Corporations Act, and will not be lodged with the Australian Securities and Investments Commission.

A copy of this Booklet has been made available to the ASX. The ASX does not take any responsibility for the contents of this Booklet. The fact that the ASX may admit New Chorus to its official list is not to be taken in any way as an indication by the ASX of the merits of New Chorus.

Information for US Telecom Shareholders and ADS Holders

If the Demerger is approved by the requisite majority of Telecom Shareholders, holders of Telecom Shares in the United States will receive one New Chorus Share for every five Telecom Shares they hold on the Record Date, and holders of Telecom ADSs will receive one New Chorus ADS for every five Telecom ADSs they hold on the ADS Record Date. The distribution of New Chorus Shares and New Chorus ADSs to Telecom Shareholders and Telecom ADS Holders in the United States has not been, and will not be, registered under the US Securities Act.

Any Telecom Shareholder or Telecom ADS Holder that is an affiliate of New Chorus will be subject to restrictions on the timing, manner of sale and volume restrictions under Rule 144 of the US Securities Act on the sale of New Chorus Shares and New Chorus ADSs, respectively.

Following the Demerger, New Chorus will not be registered with the US Securities and Exchange Commission (SEC) under the US Exchange Act, and neither New Chorus Shares nor New Chorus ADSs will be listed on any securities exchange in the United States. Accordingly, New Chorus will not be required to file periodic reports with the SEC under the US Exchange Act and there can be no assurance that an active trading market will develop in the United States for New Chorus Shares or ADSs. New Chorus anticipates that its ADSs will trade on the over-the-counter (OTC) market in the United States.

New Chorus Shares and ADSs may not be offered or sold in the United States unless such offer or sale is registered under the US Securities Act, except in a transaction that is exempt, or not subject to, the registration requirements of the US Securities Act.

Telecom Shareholders should also be aware that certain financial data included in this Booklet are ‘non-GAAP financial measures’ under Regulation G under the US Exchange Act. The disclosure of such non-GAAP financial measures in the manner included in this Booklet may not be permissible in a registration statement under the US Securities Act. Each of New Chorus and New Telecom believes these non-GAAP financial measures provide useful information to investors in measuring its financial performance and condition. Non-GAAP financial measures in this Booklet include EBITDA (earnings before interest, taxation, depreciation and amortisation) and adjusted EBITDA, which are measures used to calculate financial and operational performance. These terms are discussed in sections 6 and 8 of this Booklet. These non-GAAP financial measures do not have a standardised meaning prescribed by New Zealand Accounting Standards and, therefore, may not be comparable to similarly titled measures presented by other entities, nor should they be construed as an alternative to other financial measures determined in accordance with New Zealand Accounting Standards. Investors are cautioned, therefore, not to place undue reliance on any non-GAAP financial measures included in the Booklet.

Additionally, the New Chorus and New Telecom pro forma financial information does not comply with Article 11 of Regulation S-X of the Rules and Regulations of the SEC. The rules and regulations related to the preparation of financial information in the United States or other jurisdictions may vary significantly from the requirements applicable in New Zealand.

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ANNOTATED, 1955, AS AMENDED, OR “RSA,” WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Information for Telecom Shareholders in other jurisdictions

This Booklet does not in any way constitute an offer of securities in any place in which, or to any person to whom, it would be unlawful to make such an offer. The distribution of this Booklet outside of New Zealand may be restricted by law and persons who come into possession of it should seek advice and observe any such restrictions. Any failure to comply with such restrictions may contravene applicable securities laws. Eligible Shareholders who hold Telecom Shares as nominees, trustees or custodians may be restricted under applicable laws in how they can deal with this Booklet and/or any New Chorus Shares they receive under the Demerger and are therefore advised to seek independent advice as to how they proceed.

Interpretation

Capitalised terms used in this Booklet have defined meanings, which are included in the Glossary. All references to times and dates are to times and dates in New Zealand, unless otherwise indicated. All references to ‘$’, ‘dollar’ and ‘cent’ are references to New Zealand currency, unless otherwise stated. Unless the context otherwise requires, singular words include the plural and vice versa.

Certain statements contained in this Booklet constitute ‘forward-looking statements’ for the purposes of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking words such as ‘may’, ‘could’, ‘anticipate’, ‘estimate’, ‘expect’, ‘opportunity’, ‘plan’, ‘continue’, ‘objectives’, ‘outlook’, ‘guidance’, ‘intend’, ‘aim’, ‘seek’, ‘believe’, ‘should’, ‘will’ and similar expressions. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telecom, New Telecom and New Chorus, which may cause actual results to differ materially from those expressed in or implied by the statements contained in this Booklet. These risks include, but are not limited to:

• changes to general economic conditions;

• risks associated with establishing New Telecom and New Chorus as separate entities;

• risks associated with New Chorus building, operating and maintaining the UFB Network;

• New Chorus’ reliance on third party suppliers and the resources available in the New Zealand labour market for delivery of the UFB project;

• risks associated with the Asset Allocation Plan and transitional and long term commercial and sharing arrangements between New Telecom and New Chorus, including unanticipated operational challenges and that New Telecom and New Chorus may not agree on maintenance, future upgrades and other capital expenditure;

• New Chorus’ ability to raise funds in the debt or equity markets for financing, refinancing and liquidity needs on favourable terms, or at all;

• risks associated with New Chorus having higher gearing;

• uncertainties regarding the performance of New Chorus or New Telecom;

• fluctuations in interest rates and currency exchange rates;

• regulatory issues and changes in laws;

• competition in the telecommunications industry;

• New Chorus’ or New Telecom’s properties being uninsured or underinsured against various catastrophic losses; and

• changes in financial reporting and accounting policies or changes in applicable accounting standards.

Additional important factors that could cause actual results to differ materially from such forward-looking statements are set out in section 9, which describes risks in relation to New Chorus, New Telecom and the Demerger.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. None of Telecom, New Telecom or New Chorus (or their respective associates) gives any assurance that actual outcomes will not differ materially from the forward-looking statements contained in this Booklet, and the inclusion of forward-looking statements in this Booklet should not be regarded as a representation by any person that they will be achieved. Other than as required by law or by the rules of any applicable stock exchange, none of Telecom, New Telecom or New Chorus undertakes any obligation to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

(Australian Registered Body Number - 050 611 277)

Have your say in what happens.

Your Directors have.

Each Telecom Director recommends that you vote in favour of the resolution to approve the Demerger.

telecomnz Chorus telecomnz

Notice is hereby given that a meeting of Telecom Shareholders will be held at 10am on Wednesday, 26 October 2011 at SKYCITY Auckland Convention Centre, 88 Federal Street, Auckland.

[GRAPHIC APPEARS HERE]

2 Telecom 2011

CONTENTS



# Contents

| | | |
|---|---|---|
| | Important Information | Inside front cover |
| | Chairman's letter | Page 5 |
| | Important dates | Page 7 |
| | Actions for Telecom Shareholders | Page 8 |
| | Summary of the Demerger | Page 10 |
| | Introducing New Chorus | Page 14 |
| | New Chorus questions and answers | Page 21 |
| | Introducing New Telecom | Page 26 |
| | New Telecom questions and answers | Page 31 |
| | Demerger questions and answers | Page 34 |
| 1 | Details of the Demerger | Page 48 |
| 2 | Advantages and disadvantages of the Demerger | Page 58 |
| 3 | New Zealand telecommunications industry and regulatory environment | Page 66 |
| 4 | UFB Initiative and agreements with Crown Fibre Holdings | Page 82 |
| 5 | Information on New Chorus | Page 92 |
| 6 | Financial information for New Chorus | Page 114 |
| 7 | Information on New Telecom | Page 144 |
| 8 | Financial information for New Telecom | Page 162 |
| 9 | Risks in relation to New Chorus, New Telecom and the Demerger | Page 200 |
| 10 | Transitional and long term commercial arrangements between New Chorus and New Telecom | Page 212 |
| 11 | Additional information | Page 222 |
| 12 | Taxation implications for Telecom Shareholders | Page 248 |
| 13 | Special purpose financial statements | Page 258 |
| 14 | Independent Expert's report | Page 364 |
| 15 | Initial Court Orders | Page 482 |
| 16 | Separation Arrangement Plan | Page 488 |
| 17 | Application for Final Court Orders | Page 502 |
| 18 | Glossary | Page 518 |
| | Corporate Directory | Inside back cover |

investor.telecom.co.nz 3

[GRAPHIC APPEARS HERE]

4 Telecom 2011

CHAIRMAN’S LETTER

Chairman’s letter

Wayne Boyd, Chairman

Dear Telecom Shareholder,

On behalf of the Telecom Board, I am delighted to present you with this Booklet and invite you to support the Demerger of New Chorus from Telecom to form an independent publicly listed company.

New Chorus will be the leading nationwide provider of fixed line access telecommunications infrastructure throughout New Zealand and an integral part of the New Zealand Government’s ultra-fast broadband initiative, which aims to deliver the rollout of fibre-to-the-premise (FTTP) to 75% of New Zealanders by the end of 2019.

Under the Demerger you will retain your existing Telecom Shares, allowing you to continue to participate in the future of the largest provider of telecommunications and IT services in New Zealand. Provided you are an Eligible Shareholder, you will also receive one share in New Chorus for every five Telecom Shares you own, allowing you to continue to participate in any value creation within the New Chorus business. If you are an Ineligible Shareholder, the New Chorus Shares you would otherwise receive will be automatically sold and you will receive the proceeds free of any brokerage. If the Demerger proceeds, Telecom Shareholders will not be required to make any payment or take any further action.

Rationale for the Demerger

The Telecom Board believes the Demerger will maximise long term value for Telecom Shareholders. The Board believes that the advantages of the Demerger outweigh the advantages of the alternative, taking into account the disadvantages and risks of each. It is on this basis that the Board recommends the Demerger to Telecom Shareholders. Some of the factors that the Telecom Directors have taken into consideration in arriving at this view are described in sections 2 and 9 and I encourage you to review them.

The advantages of the Demerger include enabling New Chorus to play a leading role in the Government led fibre initiative, the alignment of the interests of New Chorus with the Government’s UFB objectives, avoiding the need for Telecom to compete against Government backed fibre network providers, and the associated introduction of a simplified regulatory regime with greater regulatory certainty and a reduced regulatory burden. In addition, the Demerger will allow both New Telecom and New Chorus to focus on their independent business strategies whilst enabling both companies to tailor their capital structures and financial policies to best suit their individual businesses. The disadvantages of the Demerger include the need for substantial capital investment by New Chorus in the national FTTP network, the reduction in size and diversification as compared to the current Telecom businesses, and the loss of the few remaining benefits of vertical integration. In addition, the Demerger will involve transaction costs, additional ongoing corporate operating costs, and other incremental costs over the next several years related to separating the remaining shared services between New Chorus and New Telecom. You should also consider the risks of the Demerger and the risks to New Telecom and New Chorus as standalone businesses, described in section 9, when deciding whether or not to vote in favour of the Demerger. The independent expert, Grant Samuel, has concluded that, on balance, the Demerger is in the best interests of Telecom Shareholders. The Independent Expert’s report is included in section 14.

Further information

The Demerger, which is being effected by a scheme of arrangement, requires the approval of Telecom Shareholders and the approval of the High Court of New Zealand. In addition, there are certain conditions that must be met in order for the Demerger to be implemented, which are described in section 1.2.

I encourage you to read this Booklet carefully, as the information contained in it is important to help you make an informed decision about how to vote at the Shareholder Meeting, to be held at 10am (NZ time) on Wednesday, 26 October 2011 at SKYCITY Auckland Convention Centre, 88 Federal Street, Auckland. You can also vote by proxy either by completing a proxy form online, by going to www.investorvote.co.nz/ telecom (you will need your shareholder number and FIN number to do this), or by completing and returning the Proxy Form included with this Booklet by 10am (NZ time) on Tuesday, 25 October 2011.

Each Telecom Director intends to vote all Telecom Shares held or directly controlled by him or her in favour of the Demerger Resolution. If you have any questions in relation to this Booklet or the Demerger, please call the Telecom Shareholder Information Line on 0800 767 556 (within New Zealand) or 1800 134 068 (within Australia) or +61 2 8280 7732 (outside New Zealand and Australia) on Business Days between 9am and 7.30pm (NZ time), visit the Telecom website at http://investor.telecom.co.nz or consult your stockbroker, appropriately authorised financial adviser, solicitor, accountant and/or other professional adviser. On behalf of the board of Telecom I urge you to support the Demerger proposal and look forward to your continued involvement with New Telecom and New Chorus.

Wayne Boyd Chairman

investor.telecom.co.nz 5

[GRAPHIC APPEARS HERE]

6 Telecom 2011

IMPORTANT DATES



# Important dates

| GENERAL EVENTS | DATE |
| --- | --- |
| Expected mailing of this Booklet to Telecom Shareholders | 26 September 2011 |
| Last time and date by which Proxy Forms must be received by the Share Registrar | 10am (NZ time) on 25 October 2011 |
| Record time and date for determining eligibility to vote at the Shareholder Meeting | 5pm (NZ time) on 25 October 2011 |
| Shareholder Meeting | 10am (NZ time) on 26 October 2011 |

**The times and dates below may change and, among other things, are subject to Court approval.**

| | |
| --- | --- |
| Anticipated receipt of the Final Court Orders | 14 November 2011 |
| Record Date (and relevant time)<br>(all Eligible Shareholders who hold Telecom Shares at this time and date will be entitled to receive New Chorus Shares) | 7pm (NZ time) on 25 November 2011 |
| Demerger Date<br>(distribution of New Chorus Shares to Eligible Shareholders and the Sale Agent) | 30 November 2011 |
| Mailing of share statements | 30 November 2011 |
| New Chorus Shares attributable to Ineligible Shareholders sold under the Sale Facility | Between 30 November 2011 and 21 December 2011 |
| Dispatch of payment to Ineligible Shareholders for New Chorus Shares sold under the Sale Facility | On or about 23 December 2011 |
| **NZSX DATES** | |
| Last date Telecom Shares trade on the NZSX with an entitlement to participate in the Demerger | 22 November 2011 |
| Ex date – first date Telecom Shares trade on the NZSX without an entitlement to participate in the Demerger<br>New Chorus Shares begin trading on the NZSX on a deferred settlement basis[1] | 23 November 2011 |
| New Chorus Shares commence trading on a normal settlement basis on the NZSX | 25 November 2011 |
| **ASX DATES** | |
| Last date Telecom Shares trade on the ASX with an entitlement to participate in the Demerger | 18 November 2011 |
| Ex date – first date Telecom Shares trade on the ASX without an entitlement to participate in the Demerger<br>New Chorus Shares begin trading on the ASX on a deferred settlement basis[2] | 21 November 2011 |
| New Chorus Shares commence trading on a normal settlement basis on the ASX | 1 December 2011 |
| **NYSE DATES[3]** | |
| Last date Telecom ADSs can be issued (until 28 November 2011) | 21 November 2011 |
| Ex date for Telecom ADSs trading on NYSE | 21 November 2011 |
| ADS Record Date | 23 November 2011 |
| Books re-open for issuances of Telecom ADSs | 28 November 2011 |
| New Chorus ADSs allocated to registered holders | On or about 30 November 2011 |

All times and dates referred to in this Booklet are times and dates in New Zealand, unless otherwise indicated. These times and dates and the references to them throughout this Booklet are subject to change and are indicative only. Telecom reserves the right to amend the times and dates without prior notice.

1. New Chorus Shares traded on NZSX on 23 and 24 November 2011 will not settle according to NZSX's standard settlement timing, but instead will settle on 30 November 2011.
2. New Chorus Shares traded on ASX on 21 November 2011 to 30 November 2011 (inclusive) will not settle according to ASX's standard settlement timing, but instead will settle on 6 December 2011.
3. NYSE dates are times and dates in the United States.

investor.telecom.co.nz 7

ACTIONS FOR TELECOM SHAREHOLDERS

Actions for Telecom shareholders

Accompanying this Booklet is a Proxy Form (which also contains your attendance slip to the Shareholder Meeting and ballot paper).

1. Carefully read this booklet

You should read this Booklet in full, including the advantages, disadvantages and risks of the Demerger as set out in sections 2 and 9 before making any decision on how to vote on the Demerger Resolution.

There are answers to questions you may have about the Demerger in the sections entitled ‘New Chorus questions and answers’, ‘New Telecom questions and answers’ and ‘Demerger questions and answers’.

If you have any additional questions in relation to this Booklet or the Demerger, you should consult your stockbroker, appropriately authorised financial adviser, solicitor, accountant and/or other professional adviser.

Alternatively, please call the Telecom Shareholder Information Line on 0800 767 556 (within New Zealand) or 1800 134 068 (within Australia) or +61 2 8280 7732 (outside New Zealand and Australia) on Business Days between 9am and 7.30pm (NZ time).

2. Vote on the Demerger

Telecom Shareholders as at 5pm (NZ time) on Tuesday

25 October 2011 are entitled to vote at the Shareholder Meeting to be held at SKYCITY Auckland Convention Centre in New Zealand Rooms 1 & 2, 88 Federal Street, Auckland on Wednesday 26 October 2011 commencing at 10am (NZ time).

8 Telecom 2011

Voting in person

If you are entitled to vote and wish to do so in person, you should attend the Shareholder Meeting and bring your Proxy Form (which contains your attendance slip and ballot paper) with you to the meeting.

A corporation may appoint a person to attend the meeting as its representative in the same manner as that in which it could appoint a proxy.

Voting by proxy

A Telecom Shareholder who is entitled to attend and vote at the Shareholder Meeting is entitled to appoint a proxy to attend and vote instead of the shareholder. A proxy need not be a Telecom Shareholder.

If you appoint a proxy you may either direct your proxy how to vote for you or you may give the proxy discretion to vote as he or she sees fit. If you wish to give your proxy discretion then you must mark the appropriate boxes on the Proxy Form to grant your proxy that discretion.

Please note that:

• if you wish to appoint a proposed or continuing director of New Chorus as your proxy, he or she will be prohibited (in accordance with applicable Listing Rules) from voting any discretionary proxies in relation to the Demerger Resolution; and

• if you wish to appoint either Dr Murray Horn or Kevin Roberts as your proxy, each of them will be prohibited (in accordance with the applicable Listing Rules) from voting any discretionary proxies in relation to any resolution for their own re-election as a director of Telecom.

Accordingly, in any such case, unless a direction on how to vote for you in respect of such resolution is given to the person whom you appoint as your proxy, they will be unable to vote as your proxy.

If you do not propose to attend the Shareholder Meeting but wish to be represented by proxy, complete and sign the Proxy Form (detach the attendance slip) and either:

• return the Proxy Form by mail to the Share Registrar, Computershare Investor Services Limited, Private Bag 92119, Auckland 1142, using the freepost envelope enclosed; or

• fax the Proxy Form to 09 488 8787 (within New Zealand) or +64 9 488 8787 (international); or

• lodge your proxy online by going to www.investorvote.co.nz/telecom.

To complete a Proxy Form online, you will need your shareholder number and FIN number. If you do not have a FIN number, please contact the Share Registrar by email at: enquiry@computershare.co.nz or 0800 737 100 (within New Zealand) or +64 9 488 8777 (international).

The completed Proxy Form must be received by the Share Registrar no later than 10am (NZ time) on Tuesday 25 October 2011.

A proxy granted by a company must be signed by a duly authorised officer or attorney. Persons who sign on behalf of a company must be acting with the company’s express or implied authority.

When the Proxy Form is signed by an attorney, the power of attorney under which it is signed, if not previously provided to Telecom, and a completed certificate of non-revocation of authority must accompany the Proxy Form.

Telecom ADS Holders

Telecom ADS Holders are entitled to provide voting instructions to the ADS Depositary, who will exercise voting rights on their behalf. The ADS Depositary will provide each registered Telecom ADS Holder with information and this Booklet, which will permit the Telecom ADS Holder to instruct the ADS Depositary to vote the Telecom Shares represented by the Telecom ADS Holder’s ADSs. Telecom ADSs for which no voting instructions are received by the ADS Depositary will not be voted.

Webcast

The Shareholder Meeting will be webcast live on the internet at: http://investor.telecom.co.nz.

The webcast will also be archived on the website after the meeting.

Directions for Telecom Shareholders attending the meeting

Please use the map below to find SKYCITY Auckland Convention Centre, 88 Federal Street, Auckland. Free parking will be available for Telecom Shareholders who wish to attend the Shareholder Meeting (see below for further details).

Carpark Entry Nelson Street

Carpark Entry

Hobson Street

Wellesley Street SKYCITY Victoria Street Federal St Carpark

Federal Street

Carpark Entry Hotel Entry Carpark Entry

Queen Street

Driving directions Travelling from the north:

• Head south on the Northern Motorway.

• Take the Fanshawe Street exit.

• Turn right onto Nelson Street.

• Turn left onto Victoria Street West.

• Turn right onto Hobson Street.

• SKYCITY Auckland Convention Centre is on your right.

Travelling from the south:

• Head north on the Southern Motorway.

• Take the Nelson Street exit.

• Merge onto Nelson Street.

• Turn right onto Victoria Street West.

• Turn right onto Hobson Street.

• SKYCITY Auckland Convention Centre is on your right.

Parking details

Free parking in the SKYCITY Carpark will be available to Telecom Shareholders who wish to attend the Shareholder Meeting. SKYCITY Carpark can be accessed through entries on Hobson Street, Nelson Street and Federal Street. Pre-paid parking tickets will be available for collection at the Shareholder Meeting.

investor.telecom.co.nz 9

SUMMARY OF THE DEMERGER

Roadmap:

A summary of the Demerger

This section is only a summary of the Demerger.

Telecom Shareholders should read this entire Booklet before making a decision about how to vote.

10	Telecom 2011

11

SUMMARY OF THE DEMERGER

Roadmap

Summary The Demerger involves the separation of Telecom into two separate companies, New Chorus and New Telecom.

New Chorus will be New Zealand’s largest telecommunications utility business, owning and operating nationwide fixed line access network infrastructure. New Telecom will remain New Zealand’s largest provider of telecommunications and IT services by revenue, customers and assets.

If the Demerger proceeds, New Telecom will continue to be listed on both the NZSX and the ASX as well as its ADSs being listed on the NYSE and it is intended that New Chorus will be listed on both the NZSX and the ASX.

New Chorus’ ADSs will not be listed, although New Chorus anticipates that its ADSs will trade on the over-the-counter (OTC) market in the United States.

Demerger entitlement If the Demerger proceeds, Eligible Shareholders will:

• keep their existing Telecom Shares; and

• receive one New Chorus Share for every five Telecom Shares they hold as at the Record Date (rounded to the nearest whole number of New Chorus Shares, which may be zero).

Eligible Shareholders do not need to pay any money for the New Chorus Shares that they are entitled to receive under the Demerger.

Demerger rationale The Telecom Directors are of the view that the Demerger will maximise long term value for Telecom Shareholders as the advantages of the Demerger outweigh the advantages of the alternative, taking into account the disadvantages and risks of each.

The key advantages of the Demerger are that it:

• facilitates New Chorus taking a leading role in the Government led fibre initiative;

• aligns the interests of New Chorus with the Government’s UFB objectives;

• avoids Telecom competing with Government backed fibre competition if it is not a partner in the UFB Initiative; and

• leads to the introduction of a simplified regulatory regime with greater certainty and reduced regulatory burden and associated cost.

12 Telecom 2011

| | |
|---|---|
| **Telecom Directors' recommendation** | Each Telecom Director recommends that you vote in **favour** of the Demerger Resolution at the Shareholder Meeting. Each Telecom Director intends to vote any Telecom Shares held or directly controlled by him or her in favour of the Demerger Resolution. |
| **Independent Expert's opinion** | The Independent Expert has concluded that, on balance, the Demerger is in the best interests of Telecom Shareholders. |
| **Shareholder Meeting** | A meeting of Telecom Shareholders will be held at 10am (NZ time) on Wednesday, 26 October 2011 at SKYCITY Auckland Convention Centre in New Zealand Rooms 1 & 2, 88 Federal Street, Auckland. |
| **Shareholder approvals** | The Scheme must be approved by 75% or more of the votes cast by those Telecom Shareholders entitled to vote and voting on the Demerger Resolution at the Shareholder Meeting (whether in person or by proxy). |
| **Ineligible Shareholders** | Ineligible Shareholders are Telecom Shareholders whose registered address at the Record Date is in any jurisdiction other than:<br>• New Zealand, Australia, the United States, the United Kingdom, Canada, Germany, Hong Kong, Japan, Luxembourg, Norway, the Netherlands, Singapore or Switzerland; or<br>• a jurisdiction in which Telecom reasonably believes that it is not prohibited and not unduly onerous or impracticable to distribute New Chorus Shares to a Telecom Shareholder pursuant to the Demerger.<br>Ineligible Shareholders will not receive New Chorus Shares under the Demerger. The New Chorus Shares which Ineligible Shareholders would otherwise be entitled to will be sold through the Sale Facility, with the proceeds remitted to them free of any brokerage costs.<br>Whilst Ineligible Shareholders will not be entitled to receive New Chorus Shares under the Demerger, they will be entitled to vote on the Demerger Resolution at the Shareholder Meeting together with all Eligible Shareholders. |

investor.telecom.co.nz 13

INTRODUCING NEW CHORUS

Introducing New Chorus

14 Telecom 2011

investor.telecom.co.nz 15

INTRODUCING NEW CHORUS

Introducing New Chorus

New Chorus will be New Zealand’s largest telecommunications utility business, owning and operating nationwide fixed line access network infrastructure. This infrastructure comprises local telephone exchanges and approximately 1.8 million lines that connect New Zealand homes and businesses.

On a pro forma basis for FY11, New Chorus generated revenue and other gains of NZ$1,050 million, EBITDA of NZ$606 million and EBIT of NZ$286 million. After removing the effect of certain one-off costs and asset impairments, New Chorus earned adjusted EBITDA of NZ$676 million for FY11. A reconciliation of pro forma EBITDA to adjusted EBITDA is set out in section 6.2.5.

New Chorus will be New Zealand’s largest telecommunications utility business

It is intended that New Chorus will be listed on the NZSX and the ASX, and it is anticipated that New Chorus ADSs will be traded in the over-the-counter (OTC) market in the United States. New Chorus Shares and ADSs will not be listed in the United States.

Significant market share and asset base

Within New Zealand, Chorus currently has an approximately 93% market share of the fixed line access market and is the clear leader in the delivery of fixed line products and services. Its assets include over 130,000 kilometres of copper cables, 27,600 kilometres of fibre cables, 602 telephone exchanges and 11,430 roadside cabinets that connect Premises to the global telecommunications fixed line network. Over the past three years Chorus has built a leading fibre-to-the-node (FTTN) network which today enables approximately 84% of New Zealanders to connect to high speed broadband.

The first choice partner for retail service providers for local network access

New Chorus will be the largest national provider of wholesale local access network copper and fibre services to telecommunications retail service providers. Its products and services will be, to a large extent, regulated and will be offered to its customers on an open access, non-discriminatory and equivalence of inputs basis. In addition to its network access products, New Chorus will also provide a comprehensive range of local backhaul and co-location services. New Chorus will manage its copper and fibre access network through the provision of build, installation and maintenance services. It will employ approximately 500 people and rely on over 2,000 outsourced field service technicians.

New Chorus will also install certain equipment in the premises of consumers, small to medium-sized enterprises (SMEs) and other corporates to enable end-users to fully connect to the fixed access network.

High quality customer base and stable revenue streams

On Demerger, New Chorus will have approximately 70 customers, with approximately 84% of its pro forma revenues in FY11 being derived from the sale of its products and services to New Telecom. New Chorus’ products and services will predominantly be regulated and, for certain new fibre products and services that will be introduced as a result of the Government’s UFB Initiative, detailed pricing has been contractually agreed until 31 December 2019.

16 Telecom 2011

## Network Overview[4]


Fibre Network
Copper Network
New Telecom Assets
New Chorus Assets
11430
Roadside Cabinets
Including FTTN cabinets
602
Local Exchanges
e.g. Lower Hutt
30
Major Exchanges
e.g. Wellington
2
Auckland Gateways
Takapuna or Whenuapai
FTTN
(Fibre to the Node)
FTTP
(Fibre to the Premise)
Copper
(Existing Copper)
Cell Tower
Access Network
The Access Network connects a home, business or structure to the telecommunications equipment - often a Local Exchange
Regional Backhaul
The Regional Backhaul links the Local Exchanges to the Major exchanges or Core Network
Core Network
The core network (or National Backhaul) is the fibre backbone that links cities to the Auckland gateway
Southern Cross Cable
To international markets
International Transit
Internet traffic is routed via the Auckland gateway and the Southern Cross Cable network to international markets

4 For illustrative purposes only, does not reflect all scenarios.

investor.telecom.co.nz 17

INTRODUCING NEW CHORUS

The ultra-fast broadband cornerstone partner

New Chorus is the cornerstone partner in the New Zealand

Government’s UFB Initiative which aims to deliver ultra-fast broadband via a fibre-to-the-premise (FTTP) access network to over 75% of New Zealanders by the end of 2019. New Chorus will be responsible for deploying the network past an estimated 830,900 Premises in 24 of the 33 UFB candidate areas across New Zealand, equivalent to approximately 70% of the coverage area of the UFB Initiative.

Management believes that the total cost to deploy fibre past these Premises will require investment in the range of NZ$1.4 billion to NZ$1.6 billion during the UFB deployment period to 31 December 2019, excluding the cost of connecting individual Premises on demand. New Chorus also has the opportunity to engage in partnering discussions with local fibre company (LFC) partners in areas where Telecom was not awarded the UFB contract, potentially increasing its fibre network coverage.

The New Zealand Government, through Crown Fibre Holdings Limited (CFH), has committed to invest NZ$1.35 billion in connection with the deployment of the UFB Network, of which New Chorus will have access to approximately NZ$929 million progressively throughout the UFB build period in accordance with New Chorus’ progress in deploying the UFB Network. This results in an estimated net investment by New Chorus of NZ$470 million to NZ$670 million to fund the UFB Network that New Chorus has committed to deploy under the UFB Agreements with CFH. In addition, New Chorus will invest in the connection of Premises to the UFB Network which Management estimates will cost in the range of NZ$900 to NZ$1,100 per Premise in real terms. These connection costs associated with standard residential connections will not be passed on to end-users. The costs described above are estimates and may vary significantly and will change from year to year. Further details on the deployment of the UFB Network are set out in section 5.5.2.

New Chorus will also be responsible for a significant part of the New Zealand Government’s Rural Broadband Initiative, which aims to deliver broadband services to rural schools and households. As part of the Rural Broadband Initiative, New Chorus will deploy approximately 3,100 kilometres of fibre to connect approximately 700 schools and enable approximately 57% of rural users to access broadband speeds of at least 5Mbps. The rollout of fibre under the Rural Broadband Initiative began in July 2011 and New Chorus expects to connect about 500 schools and 200 roadside cabinets in the first year of deployment.

Business strategy

New Chorus’ strategy is to drive sustainable growth by building on its position as New Zealand’s leading provider of telecommunications infrastructure, serving all customers on an open access basis through a copper and fibre network and delivering innovative services to its customers.

The short term strategic objectives for New Chorus include:

• Managing the separation from Telecom;

• Ensuring the efficient operation of the existing network;

• Building the UFB Network and Rural Broadband Initiative network, promoting fibre uptake, and complying with the UFB Initiative and Rural Broadband Initiative contracts; and

• Developing partnerships with other LFCs.

The longer term strategic objectives for New Chorus include:

• Driving operating efficiencies;

• Guiding the transition to a fibre centric world; and

• Complying with the UFB Initiative and Rural Broadband Initiative contracts.

The future strategy of New Chorus will, however, ultimately be a matter for the New Chorus Board and senior management to develop over time, and is subject to change or alteration as circumstances require.

Experienced board of directors

The New Chorus Board will have substantial managerial, financial, accounting and industry experience. From Demerger, the New Chorus Board will comprise:

• Sue Sheldon CNZM – Chairman, Non-Executive Director

• Anne Urlwin – Non-Executive Director

• Clayton Wakefield – Non-Executive Director

• Jon Hartley – Non-Executive Director

• Keith Turner – Non-Executive Director

• Prue Flacks – Non-Executive Director

18 Telecom 2011

## New Chorus fibre networks

Existing 2011 Telecom fibre network


Waiheke Island
AUCKLAND
Pukekohe
Waiuku
Rotorua
Whakatane
Taupo
Gisborne
Napier/Hastings
Feilding
Palmerston North
Levin
Kapiti
Masterton
WELLINGTON
Nelson
Blenheim
Greymouth
Ashburton
Queenstown
Timaru
Oamaru
Dunedin
Invercargill

Expected 2020 New Chorus UFB coverage



investor.telecom.co.nz 19

INTRODUCING NEW CHORUS

Senior management operationally separate since 2008

The New Chorus senior management team have significant experience in managing and deploying fixed access networks and will largely be drawn from the existing Chorus business unit within Telecom. Since 2008, due to the regulatory driven Telecom Operational Separation Undertakings, the Chorus business unit has been operated as a separate entity responsible for its own performance. As a result, the existing management team are experienced not only in the day-to-day management and operation of the business but have also been responsible for its strategy and leadership during this time.

The New Chorus management team will comprise:

• Mark Ratcliffe – Chief Executive Officer

• Brian Hall – will be the Acting Chief Financial Officer

• Ed Beattie – GM Property & Network Operations

• Sara Broadhurst – GM Human Resources

• Chris Dyhrberg – GM Network Build

• Vanessa Oakley – General Counsel & Company Secretary

• Ewen Powell – Chief Information Officer

• Nick Woodward – GM Customer Services

• Victoria Crone – GM Sales & Marketing

Ownership restrictions

New Chorus will be subject to equivalent ownership restrictions to those that currently apply to Telecom.

Key risks that may affect New Chorus’ business

The key business risks that may affect New Chorus following the Demerger include:

• UFB fibre network deployment costs and construction risks.

• Uncertain end-user demand for fibre.

• Failure to meet UFB deployment plan milestones.

• Failure to meet UFB system and product plan delivery milestones.

• Failure to achieve and maintain an investment grade credit rating.

• Increasing rates of fixed-to-mobile substitution and fixed access competition.

• Risk from future regulation of copper and fibre pricing.

• Risk from unfavourable future Government policy.

• Risk from concentrated customer base and that New Chorus’ most significant customer will be New Telecom.

• Dependence on third party contractors and suppliers.

• Risk from sharing arrangements with New Telecom.

• IT or network system failure.

• Inability to retain experienced or skilled employees.

• Financing availability and costs.

• Impairments or write downs to the carrying value of assets.

• Increased insurance costs as a result of the Canterbury earthquakes.

Each of these business risks is described in more detail in section 9.2.

Further information on New Chorus

This Booklet contains a significant amount of additional information in relation to New Chorus including its operations, historical financial performance, business and operational risks and also answers some questions that Telecom Shareholders may have in relation to New Chorus and the Demerger process. The table below highlights the key sections which contain further information within this Booklet relating to New Chorus.

If you have any additional questions you should consult your stockbroker, appropriately authorised financial adviser, solicitor, accountant and/or other professional adviser.

Alternatively, please call the Telecom Shareholder Information Line on 0800 767 556 (within New Zealand) or 1800 134 068 (within Australia) or +61 2 8280 7732 (outside New Zealand and Australia) on Business Days between 9am and 7.30pm (NZ time).

Section and page number

Further information on New Chorus

Detailed information on New Chorus

Section 5, pages 92 to 113

New Chorus questions and answers

Pages 21 to 25

Changes in regulatory requirements

Section 3, pages 66 to 81

Financial information

Section 6, pages 114 to 143

Business risks

Section 9.2, pages 202 to 207

Transitional and long term arrangements between New Telecom and New Chorus

Section 10, pages 212 to 221

20 Telecom 2011

# New Chorus questions and answers

This section provides summary answers to some questions that Telecom Shareholders may have in relation to New Chorus after the Demerger. More detailed information is provided in the corresponding sections of the Booklet specified in the table.

## New Chorus after the Demerger

| Question | Answer | Section |
|---|---|---|
| **When will New Chorus Shares commence trading separately?** | It is expected that New Chorus Shares (ticker code 'CNU') will commence trading on the ASX on 21 November 2011 and the NZSX on 23 November 2011.<br>Trading in New Chorus Shares on the ASX will be on a deferred settlement basis from 21 to 30 November 2011 (inclusive).<br>Trading of New Chorus Shares on the NZSX will be on a deferred settlement basis on 23 and 24 November 2011.<br>It is the responsibility of Eligible Shareholders to confirm their holding before trading in New Chorus Shares. | 1.9 |
| **Where will New Chorus be listed?** | It is intended that New Chorus will be listed on both the NZSX and the ASX. New Chorus ADSs will not be listed in the United States, although New Chorus anticipates that they will be traded on the over-the-counter (OTC) market in the United States. | 1.9 |
| **What will be New Chorus' share price?** | There is no certainty as to the price of New Chorus Shares after the Demerger. | 9.4.1 |
| **Will New Chorus be included in the NZX50, ASX200 and MSCI World (Standard) Index?** | New Chorus is expected to be included in the NZX50. However, there is no certainty as to where New Chorus will rank in that index. New Chorus is likely to have a lower individual index weighting than Telecom's index weighting prior to the Demerger. Upon Demerger, subject to its market capitalisation and certain other factors, New Chorus may not remain eligible for inclusion in the ASX200 Index or the MSCI World (Standard) Index. To the extent New Chorus is excluded from these indices, this may result in lower institutional investor interest than in Telecom and, as a result, lower trading volumes and reduced liquidity. | 2.3.7 |
| **What Telecom assets will New Chorus own after the Demerger?** | Following the Demerger, New Chorus will own the following significant assets currently owned by Telecom:<br>• local access, fibre, copper and physical infrastructure and buildings throughout New Zealand;<br>• local access electronics and aggregation; and<br>• operating support systems and business support systems for managing wholesale service provider customers. | 10.1.2 |

investor.telecom.co.nz

21

INTRODUCING NEW CHORUS

| Question | Answer | Section |
|---|---|---|
| **What will be New Chorus' capital structure?** | Immediately following the Demerger, New Chorus is expected to have approximately NZ$1,700 million of net interest bearing debt (inclusive of associated derivatives).<br>On Demerger, New Chorus will have no equity securities other than New Chorus Shares on issue (although following Demerger, New Chorus intends to issue CFH Securities and CFH Warrants to CFH, as described further in section 6.4.4). | 6.2.4 |
| **What is New Chorus' expected credit rating?** | New Chorus is expected to have investment grade credit ratings following the Demerger. After considering the impact of the Demerger and analysing the business and financial profiles of New Chorus, Standard & Poor's has assigned New Chorus a preliminary credit rating of BBB/Stable, and Moody's have advised that, should the Demerger proceed as planned, New Chorus would likely be assigned a preliminary credit rating of Baa2/Stable.<br>New Chorus intends to adopt a capital structure consistent with maintaining an investment grade credit rating. To that end, New Chorus intends to manage its debt levels to ensure that the ratio of net interest bearing debt (inclusive of associated derivatives) to EBITDA does not materially exceed three and a half times on a long run basis. For the purposes of this metric, net interest bearing debt includes the senior portion of CFH Debt Securities, but excludes the subordinated portion of the CFH Debt Securities and the CFH Equity Securities.<br>An investment grade credit rating is a condition precedent of the first issue of CFH Securities by New Chorus and must be fulfilled within two months after the Demerger Date.<br>For further information on the expected credit rating of New Chorus see section 6.4.5. | 6.4.5 |
| **How will the Government's UFB investment be structured?** | The Government's investment of up to approximately NZ$929 million in New Chorus in connection with the UFB Initiative will take the form of the subscription by CFH for CFH Equity Securities and CFH Debt Securities (of an equal value). New Chorus may elect to issue CFH Securities progressively as the UFB Network build progresses (during the UFB Network build period from Demerger to completion of the UFB rollout by 31 December 2019), according to the actual number of Premises passed in a network build stage.<br>The CFH Debt Securities will be unsecured and non interest bearing. The CFH Debt Securities will be redeemed by New Chorus in tranches from 30 June 2025 to, at the latest, 30 June 2036. If end-user fibre uptake in the New Chorus UFB candidate areas is less than or equal to 20% at 30 June 2020, these repayments will be accelerated. | 6.4.4 |

22 Telecom 2011

| Question | Answer | Section |
| --- | --- | --- |
| **How will the Government's UFB investment be structured?** (continued) | The CFH Equity Securities will have no right to vote at meetings of New Chorus Shareholders and will not attract dividend payments before 2025. An increasing portion of the CFH Equity Securities will attract dividend payments from (and including) 30 June 2025. In the event that end-user fibre uptake is less than 20% at 30 June 2020, the portion of CFH Equity Securities that attract dividends from 30 June 2025 onwards increases at a faster rate.<br><br>New Chorus will also issue CFH Warrants to CFH for nil consideration along with each tranche of CFH Equity Securities and CFH Debt Securities. Each CFH Warrant gives the holder the right to purchase a New Chorus Share at a specified date between 30 June 2025 and 30 June 2036, with the price of the New Chorus Share based on a total shareholder return of 16% per annum on New Chorus Shares over the relevant calculation period. Therefore, a CFH Warrant is likely to be exercised only if the total shareholder return on New Chorus Shares has exceeded 16% per annum over the calculation period described in section 6.4.4.<br><br>In certain limited circumstances, New Chorus Shares could be issued pursuant to the terms of the CFH Equity Securities and/or the CFH Warrants in a manner that is dilutive to New Chorus Shareholders. Please see section 6.4.4 for a description of the terms of the CFH Securities. | |
| **What capital expenditure will New Chorus undertake?** | Following the Demerger, New Chorus will be required to maintain significant levels of capital investment to operate its existing fixed access network. In addition, New Chorus will also be required to invest significant additional capital in the design, build, and maintenance of the new FTTP network being deployed under the UFB Initiative in 24 of the 33 UFB candidate areas within New Zealand.<br><br>With respect to the UFB Network, management estimates that the total cost to deploy the communal elements will be in the range of NZ$1.4 billion to NZ$1.6 billion over the period of the UFB Network rollout. However, the annual cost will materially vary from year to year due to deployment variables such as the deployment methodology (eg new trenching compared to using existing trenching or aerial deployment), the general topographic constraints associated with the civil works and the level of premise density within each deployment phase. Taking into account the Government investment of approximately NZ$929 million over the UFB Network deployment period (provided certain build milestones are met and at the election of New Chorus) it is estimated that New Chorus would have to fund in the range of NZ$470 million to NZ$670 million for the communal fibre access network over the same period.<br><br>In addition, management estimates that the average cost to connect a premise to the communal fibre access network over the UFB Network rollout period will be in the range of NZ$900 to NZ$1,100 per Premise in real terms. However, within this average, the cost to connect individual Premises will vary significantly on a Premise by Premise basis.<br><br>Further details of New Chorus' historic and expected capital expenditure are set out in section 6.4.2. | 6.4.2 |

investor.telecom.co.nz 23

INTRODUCING NEW CHORUS

| Question | Answer | Section |
| --- | --- | --- |
| **Can I sell my New Chorus Shares after the Demerger?** | Yes, once the New Chorus Shares begin to trade on the relevant exchange they may be sold in the ordinary course. | 1.9 |
| **What will be New Chorus' dividend policy?** | The dividend policy of New Chorus will be determined by the New Chorus Board at its discretion and may change over time. It is anticipated that for FY12 New Chorus will adopt a dividend policy to pay out 25 cents per New Chorus Share per annum (noting that one New Chorus Share will be issued for every five Telecom Shares, and therefore each Eligible Shareholder will hold one-fifth of the number of New Chorus Shares as they held New Telecom Shares on the Record Date (subject to rounding)). This policy is subject to there being no material adverse changes in circumstances or operating outlook.<br>The Demerger will occur part way through FY12, and as a result the FY12 New Chorus dividend payout will be prorated to reflect only the post-Demerger period. It is expected that New Chorus' first dividend will be declared post 30 June 2012.<br>On Demerger, New Chorus will have a nil imputation credit balance. Dividends paid are expected to be imputed to the extent possible. The New Chorus Board may choose to adopt a dividend reinvestment plan over time, but no dividend reinvestment plan will be available to New Chorus Shareholders on Demerger.<br>If at any time New Chorus' credit rating falls below investment grade while CFH Debt Securities remain outstanding, New Chorus will be prohibited from paying distributions on New Chorus Shares while its credit rating remains below investment grade without CFH's approval. | 6.4.3 |
| **What additional costs will New Chorus have as a standalone listed company?** | Following the Demerger, New Chorus will be a standalone entity, which may involve incurring additional corporate operating costs to those incurred by or allocated to Chorus as a business unit of Telecom. These costs include share registry costs, listing fees and the cost of maintaining a separate board of directors and senior leadership team.<br>New Chorus will also incur costs associated with certain services and internal management systems that have previously been provided by or in conjunction with Telecom, such as IT, insurance, accounting, treasury, legal and taxation services. | 2.3.6 |

24

Telecom 2011

| Question | Answer | Section |
|---|---|---|
| **When will New Chorus release its first results as a standalone company?** | New Chorus expects to release its results for the 12 months to 30 June 2012 in August 2012. These will reflect New Chorus' operations for the seven months from the Demerger Date to 30 June 2012 (as prior to the Demerger New Chorus will not have any operations or activities). New Chorus does not intend to release financial statements for the six months to 31 December 2011. | – |
| **What will be the relationship between New Chorus and New Telecom after the Demerger?** | After the Demerger, New Telecom will not own any New Chorus Shares and New Chorus will not own any New Telecom Shares.<br>New Telecom will be New Chorus' largest customer, and is likely to remain so for the foreseeable future. On a pro forma FY11 basis, approximately 84% of New Chorus revenues were derived from products and services provided to New Telecom.<br>To enable the timely establishment of New Chorus as an independent entity and to maximise the significant investment already made in the system separation that has been undertaken through the Operational Separation Undertakings, sharing of some assets will take place over the medium to long term post-Demerger. These sharing arrangements are structured into short to medium term transitional arrangements which will be entered into between New Telecom and New Chorus for durations of between six months to 31 months, and long term arrangements that could endure for the duration of the asset life. All of these arrangements are being negotiated on an arm's length basis and will be monitored by the Commerce Commission to ensure compliance on an ongoing basis. Further information regarding these arrangements can be found in section 10. | 10 |
| **Will New Chorus be subject to any ownership restrictions?** | New Chorus will be subject to equivalent ownership restrictions to those that currently apply to Telecom. Details of these ownership restrictions are set out in sections 4.6 and 11.25. | 4.6 and 11.25 |

investor.telecom.co.nz

25

INTRODUCING NEW TELECOM

Introducing New Telecom

26 Telecom 2011

investor.telecom.co.nz 27

INTRODUCING NEW TELECOM

Introducing New Telecom

On Demerger, New Telecom will remain New Zealand’s largest provider of telecommunications and IT services by revenue, customers and assets. New Telecom will be subject to less of the current Telecom-specific regulation and will therefore compete on a similar regulatory footing with its market peers. New Telecom will have significant operational scale and will continue to build on its recent performance through a continuation of the delivery of the Vision2013 strategy.

On a pro forma basis for FY11, New Telecom generated revenue and other gains of NZ$5,071 million, EBITDA of NZ$885 million and EBIT of NZ$178 million. After removing the gain from the sale of AAPT’s consumer division and the effect of certain one-off costs and asset impairments, New Telecom earned adjusted EBITDA of NZ$1,125 million for FY11. A reconciliation of pro forma EBITDA to adjusted EBITDA is set out in section 8.2.5.

New Telecom’s vision is to be number one in broadband, mobile and ICT in New Zealand

On Demerger, New Telecom will continue to be listed on both the NZSX and the ASX as well as its ADSs being listed on the NYSE.

Significant operational scale and asset base New Telecom will have a significant level of operational scale within the New Zealand telecommunications market and its assets will include:

• the PSTN network equipment for fixed line calling;

• the XT 3G mobile network;

• national backhaul networks;

• a 50% ownership interest in the Southern Cross international cable; and

• one of Australia’s most extensive fixed IP networks.

Substantial customer base

New Telecom will provide fixed, mobile and IT products and services to consumer, small and medium-sized enterprise (SME), corporate, enterprise and wholesale customer segments with:

Over 1 million

fixed line residential and SME customers in New Zealand

Over 2 million

mobile connections (consumer and business) in New Zealand

Over 800,000

fixed and mobile internet and broadband customers in New Zealand

Over 3,000

business clients across Australasia using Gen-i’s ICT services

Over 6,000

business and 300 wholesale customers in Australia using AAPT’s services

28 Telecom 2011

Under the Operational Separation Undertakings, which have been in place since 2008, Telecom’s retail businesses currently purchase fixed line network products on equivalent technical and financial specifications to all other industry participants. Therefore the Demerger will not substantially alter the nature of Telecom’s retail businesses, with the most significant change being the movement from an internal trading relationship with Chorus to an external billing relationship.

New Telecom’s mission is to be number one in broadband, mobile and ICT in New Zealand

Telecom set its mission to become number one in broadband, mobile and ICT in New Zealand. New Telecom’s vision continues to be to achieve this by putting customers at the heart of its business and, in doing so, become New Zealand’s most preferred company.

The global telecommunications and IT industry continues to evolve rapidly with the development of new technologies and sources of competition. In response to these market conditions, and in light of the Government led UFB Initiative, Telecom has developed a strategy to reflect its increasingly challenging operating environment.

Known as Vision2013, this strategy is focused on delivering the following outcomes:

• Increased free cash flow through reductions in operating and capital expenses.

• Sustainable EBITDA growth in the medium term, delivered by lower cost and less complexity in operations combined with new commercial approaches in customer markets to retain fixed margins and grow mobile margins.

• Revenue growth from potential new markets.

Telecom is well progressed through the first phase of this strategy. This is evidenced in FY11 by the reductions in operating and capital expenses, including significant cost reduction within the business units that will form New Telecom. In line with Vision2013, Telecom also exited non-core operations in FY11, such as the AAPT consumer business, ownership of the Yahoo!Xtra internet portal and the Gen-i software solutions business in New Zealand. For more information on New Telecom’s strategy see section 7.4.

Aligned business organisation

New Telecom will have four customer-facing business units: Retail, Gen-i, Wholesale & International and AAPT, with its New Zealand operations supported by the Product Business Unit, a network and IT unit (T&SS), and a corporate centre.

NEW ZEALAND AUSTRALIA

Wholesale & International Retail Gen-i

Central Product Group AAPT

T&SS

Corporate Centre

The New Telecom management believe that this reorganisation will enable New Telecom to effectively deliver its Vision2013 value retention, simplification and cost reduction strategic objectives as well as enabling the organisation to be ‘fibre fit’. For more information on each of the individual business units within New Telecom see section 7.6.

Experienced board of directors

The New Telecom Board will have substantial managerial, financial, accounting and industry experience. From Demerger, the New Telecom Board will comprise:

• Murray Horn – Non-Executive Director (joined July 2007)

• Kevin Roberts – Non-Executive Director (joined August 2008)

• Paul Reynolds – Chief Executive Officer (appointed September 2007), Executive Director (appointed October 2007)

• Mark Verbiest – Chairman, Non-Executive Director

• Charles Sitch – Non-Executive Director

• Justine Smyth – Non-Executive Director

• Paul Berriman – Non-Executive Director

• Maury Leyland – Non-Executive Director

investor.telecom.co.nz 29

INTRODUCING NEW TELECOM

Strong senior management team

New Telecom will be led by an experienced management team, which has a deep understanding of New Telecom’s business.

• Paul Reynolds – Chief Executive Officer

• Nick Olson – Chief Financial Officer

• David Havercroft – Group Chief Technology Officer

• Rod Snodgrass – Chief Product Officer

• Alan Gourdie – CEO, Retail

• Chris Quin – CEO, Gen-i

• David Yuile – CEO, APPT

• Tristan Gilbertson – Group General Counsel & Company Secretary

• Tina Symmans – Corporate Relations Director

Paul Reynolds has committed to lead Telecom and New Telecom as CEO and as a board member through the Demerger process and New Telecom’s successful establishment as an independent company. It is expected that the New Telecom Board will undertake a search process to identify a candidate for CEO of New Telecom to lead the company during financial year 2012/2013 and beyond.

Under Vision2013 Telecom will continue to rationalise and streamline its corporate centre, which includes finance, strategy, human resources, legal and regulatory affairs. There is potential for the executive members responsible for the corporate centre to be reduced to two positions reporting to the CEO, with the aim of reducing cost and complexity and to provide a better balance between the corporate centre and operating business units.

For more information on the New Telecom Board and management team, see section 7.7.

Ownership restrictions

The Kiwi Share will be converted to an ordinary share in Telecom prior to the Demerger occurring. The ownership restrictions currently embodied in the Kiwi Share will not apply to New Telecom following the Demerger.

Key risks that may affect New Telecom

The key business risks that may affect New Telecom following the Demerger include:

• Competitive pressures leading to a reduction in future profitability.

• Inability to achieve planned levels of operating cost reduction.

• Pressure on its ability to contain capital spending.

• Risk from sharing arrangements with New Chorus.

• Network and system failure.

• IT security breaches.

• Reliance on outsourcing and partnership relationships.

• Potential for declining AAPT operating performance.

• Inability to retain experienced or skilled employees.

• Financing availability and costs.

• Impairments or write downs to the carrying value of assets.

• Increased insurance costs as a result of the Canterbury earthquakes.

Each of these business risks is described in more detail in section 9.3.

Further information on New Telecom

This Booklet contains a significant amount of additional information in relation to New Telecom including its operations, historical financial performance, business and operational risks and also answers some questions that Telecom Shareholders may have in relation to New Telecom and the Demerger process. The table below highlights the key sections which contain further information within this Booklet relating to New Telecom.

If you have any additional questions you should consult your stockbroker, appropriately authorised financial adviser, solicitor, accountant and/or other professional adviser.

Alternatively, please call the Telecom Shareholder Information Line on 0800 767 556 (within New Zealand) or 1800 134 068 (within Australia) or +61 2 8280 7732 (outside New Zealand and Australia) on Business Days between 9am and 7.30pm (NZ time).

Further information on New Telecom Section and page number

Detailed information on New Telecom Section 7, pages 144 to 161

New Telecom questions and answers Pages 31 to 33

Changes in regulatory requirements Section 3, pages 66 to 81

Financial information Section 8, pages 162 to 199

Business risks Section 9.3, pages 207 to 209

Transitional and long term arrangements between New Telecom and New Chorus Section 10, pages 212 to 221

30 Telecom 2011

# New Telecom questions and answers

This section provides summary answers to some questions that Telecom Shareholders may have in relation to New Telecom after the Demerger. More detailed information is provided in the corresponding sections of the Booklet specified in the table.

## New Telecom after the Demerger

| Question | Answer | Section |
|---|---|---|
| **Will New Telecom remain listed on both the NZSX and the ASX?** | On Demerger, New Telecom will remain listed on both the NZSX and the ASX, under the ticker code 'TEL'. | 1.9 |
| **Will New Telecom's ADSs remain listed on the NYSE post-Demerger?** | On Demerger, Telecom's current ADS programme and the listing of Telecom ADSs on the NYSE will remain in place. | 1.9 |
| **What will be New Telecom's share price after the Demerger?** | There is no certainty as to the price of New Telecom Shares after the Demerger.<br>The price of Telecom Shares is expected to decrease on the ex-entitlement date for the Demerger as a result of the Demerger Distribution and the consequent transfer of New Chorus Shares from Telecom to Telecom Shareholders. | 9.4.1 |
| **Will New Telecom remain in the NZX50, ASX200 and MSCI World (Standard) Index?** | New Telecom is expected to remain in the NZX50, ASX200 and MSCI World (Standard) Index. However, there is no certainty as to where New Telecom will rank in the indices. New Telecom is likely to have a lower individual index weighting than Telecom's weighting prior to the Demerger. This may affect the demand for New Telecom Shares and the liquidity of trading markets. | 2.3.7 |
| **What Telecom assets will New Telecom own after the Demerger?** | Following the Demerger, New Telecom's assets will include:<br>• service platforms for voice and data applications;<br>• mobile network;<br>• national backhaul fibre network;<br>• some exchange buildings related to the national fibre backhaul network;<br>• operating support systems and business support systems for provisioning end to end services;<br>• sales/distribution channels and brand; and<br>• investment in overseas assets, including AAPT and the 50% ownership interest in the Southern Cross international cable. | 10.1.2 |

investor.telecom.co.nz 31

INTRODUCING NEW TELECOM

Question Answer Section

What is New Telecom’s expected credit rating?

New Telecom’s credit rating is expected to remain within the ‘A band’ following the Demerger. Standard & Poor’s expects to assign a rating for New Telecom of A-/Stable post-Demerger. Moody’s have advised that, should the Demerger proceed as planned, New Telecom would likely be assigned a preliminary credit rating of A3/Stable.

New Telecom intends to adopt a capital structure consistent with maintaining an ‘A band’ credit rating. To that end, New Telecom intends to manage its debt levels to ensure that the ratio of net interest bearing debt (inclusive of associated derivatives) to EBITDA does not materially exceed 1.1 times on a long run basis, which for credit rating agency purposes equates approximately to net debt to EBITDA of 1.5 times. The difference between these two ratios is primarily due to the capitalisation of operating leases.

For further information on the expected credit rating of New Telecom see section 8.4.5.

8.4.5

What capital expenditure will New Telecom undertake?

Following Demerger, New Telecom will be required to maintain significant annual capital investment to operate and grow its businesses in areas such as:

• maintenance of its existing mobile networks and PSTN network and information systems and operations;

• investment in operational improvement initiatives such as operational support systems to complement new business models;

• investment to continue to support and grow broadband and mobile market share; and

• investment in assets required to meet its residual regulatory obligations.

Further details of New Telecom’s historic and expected capital expenditure are set out in section 8.4.2.

8.4.2

What will be New Telecom’s capital structure?

Immediately following the Demerger, New Telecom is expected to have approximately NZ$750 million to NZ$950 million of net interest bearing debt (inclusive of associated derivatives). This figure will vary depending on the amount of Telecom’s operating, investing and financing cash flows in the period prior to the Demerger and market rates at that time.

On Demerger, New Telecom will have no equity securities other than New Telecom Shares on issue.

8.4.4

32 Telecom 2011

Question Answer Section

What will be New Telecom’s dividend policy?

The dividend policy of New Telecom will be determined by the New Telecom Board at its discretion and may change over time. For FY12, Telecom will move to paying dividends on a semi-annual basis. Telecom will not declare another dividend prior to Demerger.

It is anticipated that for FY12, New Telecom will continue with Telecom’s existing dividend policy, targeting a payout ratio of approximately 90% of adjusted net earnings, subject to there being no material adverse changes in circumstances or operating outlook. It is envisaged that an interim dividend will be paid by New Telecom based on a combination of Telecom’s pre-Demerger adjusted net earnings and New Telecom’s post-Demerger adjusted net earnings.

Dividends paid are expected to be imputed to the extent possible and Telecom’s existing dividend reinvestment plan will remain in place after the Demerger.

8.4.3

What will be the relationship between New Telecom and New Chorus after the Demerger?

After the Demerger, New Telecom will not own any New Chorus Shares and New Chorus will not own any New Telecom Shares.

New Telecom will be New Chorus’ largest customer, and is likely to remain so for the foreseeable future. On a pro forma basis, approximately 84% of New Chorus revenues in FY11 were derived from products and services provided to New Telecom.

To enable the timely establishment of New Chorus as an independent entity and to maximise the significant investment already made in the system separation that has been undertaken through the Operational Separation Undertakings, sharing of some assets will take place over the medium to long term post-Demerger. These sharing arrangements are structured into short to medium term transitional arrangements which will be entered into between New Telecom and New Chorus for durations of between six months to 31 months, and long term arrangements that could endure for the duration of the asset life. All of these arrangements are being negotiated on an arm’s length basis and will be monitored by the Commerce Commission to ensure compliance on an ongoing basis. Further information regarding these arrangements can be found in section 10.

10

Will New Telecom be subject to any ownership restrictions after the Demerger?

After the Demerger, New Telecom will not be subject to any of the current Telecom ownership restrictions imposed under the Telecom constitution which require the Government’s consent. Any remaining legal or regulatory ownership restrictions applying to New Telecom will be consistent with other similar listed companies in New Zealand.

4.7 and 11.26

investor.telecom.co.nz 33

DEMERGER QUESTIONS AND ANSWERS

More of your questions answered

This section provides summary answers to some questions that Telecom Shareholders may have in relation to the Demerger.

More detailed information is provided in the corresponding sections of the Booklet specified in the table.

34	Telecom 2011

35

DEMERGER QUESTIONS AND ANSWERS

Demerger questions and answers

Demerger proposal

Question Answer Section

What is the Demerger proposal?

The Demerger proposal involves the separation of Telecom into two companies:

• New Telecom, a telecommunications and IT services business comprising fixed, mobile and ICT businesses; and

• New Chorus, which will own and operate a nationwide fixed line access network infrastructure.

Each company will have separate management teams and boards of directors and will pursue their own respective strategic objectives independently of one another. After the Demerger, neither company will hold shares in the other.

1.1

Why has the Telecom Board proposed the Demerger?

The principal objective of the Telecom Board in proposing the Demerger is to maximise long term value for Telecom Shareholders.

The Government’s UFB Initiative involves an investment of NZ$1.35 billion by the Government (through Crown Fibre Holdings Limited (CFH)) to accelerate the rollout of a fibre-to-the-premise (FTTP) access network to 75% of New Zealanders by 31 December 2019. The UFB Agreements, which provide for New Chorus’ participation in the UFB Initiative, are effectively conditional on Telecom undertaking the Demerger.

If the Demerger does not occur, Telecom’s copper and existing fibre networks are likely to have to operate in competition with Government backed fibre networks owned by other parties, while at the same time Telecom will remain highly regulated under the existing regulatory regime, including the Operational Separation Undertakings and associated migration requirements, and continued oversight by the Independent Oversight Group.

The Telecom Directors have considered the advantages, disadvantages and risks of the alternative scenario to the Demerger whereby Telecom would be unable to participate in the UFB Initiative and would compete against Government backed UFB fibre networks. The Telecom Directors have also considered the advantages, disadvantages and risks of the Demerger.

The Telecom Directors are of the view that the advantages of the Demerger outweigh the advantages of the alternative, taking into account the disadvantages and risks of each.

–

36 Telecom 2011

| Question | Answer | Section |
|---|---|---|
| **What are the key changes to regulation applying to New Telecom and New Chorus?** | The Demerger will result in changes in the regulatory framework applying to Telecom. These changes will remove many of the most onerous elements of Telecom's current significant regulatory burden. The key changes to the regulatory regime include:<br>• removal of the Operational Separation Undertakings, which currently require the operational separation of Telecom into network (Chorus), wholesale, and retail business units and the associated migration milestones. This change is expected to result in significant simplification in the operation and administration of both New Telecom and New Chorus;<br>• removal of the Independent Oversight Group that monitors Telecom's compliance with respect to the Operational Separation Undertakings. This change is expected to result in further cost savings with respect to the administration of both New Telecom and New Chorus;<br>• removal of the ownership restrictions in New Telecom. Equivalent ownership restrictions will be put in place for New Chorus;<br>• a split of the obligations under the Telecommunications Service Obligation (TSO) between New Telecom and New Chorus to ensure that the appropriate demerged entity is responsible for providing the relevant services and products such that residential telephone access remains available for all New Zealanders;<br>• introduction of open access undertakings for New Chorus with respect to its copper and fibre networks and Rural Broadband Initiative products. These undertakings contain non-discrimination and equivalence requirements. Broadly, non-discrimination requires New Chorus not to treat access seekers or itself differently unless those differences are objectively justifiable and do not harm, or are unlikely to harm, competition. Equivalence broadly requires New Chorus to treat itself and all access seekers the same;<br>• introduction of 'line of business' restrictions on New Chorus prohibiting New Chorus from providing services to end-users (a register of non-end-users will be kept by the regulator, the Commerce Commission), from selling services linking two or more end customer sites and from participating in services above Layer 2; and<br>• introduction of oversight of the transitional and long term commercial arrangements between New Telecom and New Chorus to ensure that these arrangements are on arm's length terms, unlikely to harm competition, and ensure the protection of confidential commercial and customer information.<br>In addition, the Telecommunications Amendment Act has removed the requirement for accounting separation, which required Telecom to publish regulatory financial statements as if its business units were operated as independent and unrelated companies. This change will remain in place whether or not the Demerger proceeds and is expected to result in cost savings with respect to the administration of both New Telecom and New Chorus if the Demerger proceeds, or Telecom if the Demerger does not proceed. | 3.6 |

investor.telecom.co.nz

37

DEMERGER QUESTIONS AND ANSWERS

Question Answer Section

What are the key regulatory requirements that will apply after the Demerger?

Following the Demerger, the key regulation that New Chorus will be subject to includes:

• price and non-price regulation on UCLL, SLU, UBA and associated backhaul and co-location (see section 3.1 for an explanation of these terms);

• non-discrimination, equivalence of inputs and other obligations through the new open access deeds of undertakings;

• certain TSO obligations (subject to any changes that may arise under the 2013 review); and

• any further regulation implemented.

Following the Demerger, the key regulation that New Telecom will be subject to includes:

• a restriction on purchasing UCLL for three years after the Demerger Date;

• continued mobile regulation;

• certain TSO obligations (subject to any changes that may arise under the 2013 review);

• continued mobile and number portability regulation;

• the potential for price and non-price regulation on retail services; and

• any further regulation implemented.

Both New Telecom and New Chorus will be subject to oversight of the arm’s length commercial sharing arrangements between them post-Demerger. Both entities will also be subject to other legislative requirements such as the Commerce Act, the Fair Trading Act 1986, the Copyright Act 1994, and the Telecommunications Carrier Forum Codes of Conduct.

3.6

What are the main advantages of the Demerger?

The main advantages of the Demerger are that it:

• Facilitates New Chorus taking a leading role in the Government led fibre initiative – The UFB Agreements, which provide for New Chorus’ participation in the UFB Initiative, are effectively conditional on Telecom undertaking the Demerger.

• Aligns the interests of New Chorus with the Government’s UFB objectives – New Chorus and the Government will be incentivised to drive the deployment and uptake of fibre.

• Avoids Telecom competing with Government backed fibre competition if Telecom is not a partner in the UFB Initiative – If the Demerger does not proceed, Telecom is unlikely to be a participant in the UFB Initiative and will need to compete with other parties who will have access to the Government’s investment.

• Leads to the introduction of a simplified regulatory regime with greater certainty and reduced regulatory burden and less associated cost – Significant regulatory changes within the Telecommunications Amendment Act will come into effect upon Demerger, which will result in New Telecom being subject to less of the current Telecom-specific regulation.

2.2

38 Telecom 2011

| Question | Answer | Section |
|---|---|---|
| What are the main advantages of the Demerger? (continued) | • **Allows New Telecom and New Chorus to further focus on their independent strategies and core competencies –** New Telecom and New Chorus will be able to focus on their individual strategies and core competencies to a greater extent than is currently the case with Telecom.<br>• **Enables tailored capital structure and financial policies for New Telecom and New Chorus –** New Chorus and New Telecom will have the ability to implement different capital structures more appropriate to their individual company needs.<br>• **Allows for improved alignment of management incentives at New Telecom and New Chorus with performance –** Both New Telecom and New Chorus will be better able to introduce management incentives more focused on their individual business profiles and their respective shareholder interests than is currently the case under operational separation.<br>• **Provides greater transparency and flexibility for investors –** The Demerger will provide Eligible Shareholders with greater transparency and the flexibility to determine their investments in each business, having regard to their own financial profiles, investment preferences and risk preferences. | 2.2 |
| What are the main disadvantages of the Demerger? | The main disadvantages of the Demerger include:<br>• **The UFB Agreements with CFH will require New Chorus to make a substantial capital investment in the national FTTP network** – To enable New Chorus' participation in the UFB Initiative, New Chorus will be a party to the UFB Agreements (other than the NPCA). The UFB Agreements will contractually bind New Chorus to invest a significant amount of capital to design, build and operate the UFB Network in 24 UFB candidate areas. In the absence of the Government's investment, Telecom may not have chosen to undertake such an extensive FTTP build programme at this time, due to uncertainty over whether it would be able to achieve an adequate return on investment.<br>• **The UFB Agreements with CFH involve significant risks** – If New Chorus does not perform its obligations under the UFB Agreements and is unable to rectify breaches within agreed timeframes, there is a range of remedies available to CFH, including liquidated damages, specific damages claims and for periods of prolonged or significant performance failure, and in certain other limited circumstances, termination rights or the right to step in and assume management control of New Chorus.<br>• **Reduced size and diversification of the separated companies** – Each of New Telecom and New Chorus will be smaller and have less diversified earnings than Telecom prior to the Demerger. This may impact New Telecom and New Chorus in a variety of ways including in relation to the cost and availability of funding. | 2.3 |

investor.telecom.co.nz
39

DEMERGER QUESTIONS AND ANSWERS

| Question | Answer | Section |
| --- | --- | --- |
| What are the main disadvantages of the Demerger? (continued) | • **Reduced scope of mutual financial support between New Telecom and New Chorus and loss of the few remaining benefits of vertical integration –** After the Demerger, there will be no possibility that an adverse event affecting New Telecom or New Chorus will be offset by favourable results in the other business. Furthermore, the few remaining benefits from the structural vertical integration of the network infrastructure and retail telecommunications businesses within Telecom will be foregone.<br>• **Demerger transaction costs** – Total Demerger transaction costs incurred, from 1 July 2011, are expected to be approximately NZ$85 million to NZ$120 million, of which approximately NZ$35 million will have been incurred or will be incurred whether or not the Demerger goes ahead.<br>• **Additional corporate operating and other costs** – As separate companies, collectively New Telecom and New Chorus are likely to incur higher corporate operating costs than Telecom incurs in its present form as each will need to establish and perform a number of separate corporate functions. In addition, as they migrate from shared assets and services, New Telecom and New Chorus are expected to incur additional costs associated with the establishment of systems and network equipment on a standalone basis. The quantum and timing of these costs are uncertain.<br>• **Reduced index weighting and reduced liquidity of the separated companies** – Each of New Telecom and New Chorus will have a smaller market capitalisation than Telecom prior to the Demerger and, as a result, each is likely to have a lower stock market index weighting. This may result in lower institutional investor interest and, as a result, lower trading volumes and reduced liquidity. | |
| What are the main risks of the Demerger? | The main risks of the Demerger include:<br>• uncertainty about the market value of New Telecom and New Chorus Shares;<br>• potential delays or unexpected costs in establishing New Chorus as a standalone entity;<br>• uncertainty regarding final government agreements and approvals;<br>• inability to assign, novate, transfer or vary certain contracts or licences;<br>• the risk that the Court refuses to grant the Final Court Orders or that the granting of Final Court Orders is delayed, in spite of Telecom Shareholder approval; and<br>• the risk that the Demerger may have adverse tax consequences resulting in a cost to Telecom/New Telecom or New Chorus or to shareholders.<br>In addition, each of New Telecom and New Chorus will be subject to different risks as standalone entities than Telecom is currently subject to as a combined entity. See sections 9.2 and 9.3 for a discussion of these business risks. | 9.4 |

40 Telecom 2011

| Question | Answer | Section |
| --- | --- | --- |
| How do the Telecom Directors recommend I vote? | Each Telecom Director recommends that you vote in **favour** of the Demerger Resolution.<br>Each Telecom Director intends to vote all Telecom Shares held or directly controlled by him or her in favour of the Demerger Resolution. | 2.1 |
| What is the Independent Expert's opinion on the Demerger? | The Independent Expert has concluded that, on balance, the Demerger is in the best interests of Telecom Shareholders.<br>The Independent Expert's report is set out in section 14. | 14 |
| What are the key conditions to implementation of the Demerger? | Once Final Court Orders are granted, the Scheme will become binding on Telecom, New Chorus, Chorus NZ, TNZL, Telecom Shareholders and all other affected parties. However, there are certain conditions that must be satisfied before Telecom will seek Final Court Orders. If one or more of these conditions is not satisfied, Telecom is unlikely to seek Final Court Orders (and in the case of the first condition listed below would not be permitted to by the Court in accordance with the Initial Court Orders).<br>The following are the conditions that must be satisfied in order for Telecom to seek Final Court Orders:<br>• Approval of the Demerger Resolution by Telecom Shareholders at the Shareholder Meeting in accordance with the Initial Court Orders.<br>• All required approvals of Telecom EMTN holders or the Trustee under the Telecom EMTN Programme as described in section 1.5.1.<br>• Approval of the Demerger by the Trustee (which the Trustee has indicated will require Telebond holder approval to the Demerger) as described in section 1.5.1.<br>• All conditions precedent to New Chorus drawing on the New Chorus Bridge Facility either being satisfied or waived (other than the condition precedent relating to the issue of Final Court Orders).<br>• The Interim Period Agreement remaining in force.<br>• Orders in Council being made under section 46 of the Telecommunications Amendment Act (as described in further detail in section 1.2).<br>• The Telecom Board being satisfied (having regard to final or draft tax rulings Telecom has received, and any other communications with the relevant tax authorities) that the tax consequences (for shareholders who are resident in the four jurisdictions referred to in section 12 of this Booklet) of Telecom proceeding with the Demerger do not differ in a materially adverse way from the expected consequences indicated in section 12. | 1.2 |

investor.telecom.co.nz

41

DEMERGER QUESTIONS AND ANSWERS

Question Answer Section

What are the mechanics of the Demerger?

On receipt of the Final Court Orders, New Chorus will adopt a revised constitution that includes the Chorus Constitutional Provisions and contemporaneously enter into the Deed of Operational and Governance Undertakings.

The key mechanics of implementation of the Demerger on the Demerger Date are as follows:

• Telecom will capitalise New Chorus by subscribing for New Chorus Shares, and New Chorus will in turn capitalise Chorus NZ (a subsidiary of New Chorus) by subscribing for shares in Chorus NZ.

• The assets and liabilities of the New Chorus business will be transferred to Chorus NZ in accordance with the Separation Deed entered into between New Chorus, Chorus NZ and Telecom (described below at section 1.3).

• The transitional and long term arm’s length commercial arrangements between New Chorus and New Telecom described in section 10 will be entered into and/or become legally effective.

• Telecom will make the Demerger Distribution, which will be applied in exchange for the transfer of New Chorus Shares by Telecom to Eligible Shareholders and to the Sale Agent in respect of Ineligible Shareholders, on the basis of one New Chorus Share for every five Telecom Shares held at the Record Date.

The amount of the Demerger Distribution depends on the New Chorus Share price after listing. However, this figure does not impact Telecom Shareholders directly.

For further details regarding the mechanics of the Demerger, see section 1.1 and the Separation Arrangement Plan contained in section 16.

1.1

What will Telecom Shareholders receive if the Demerger proceeds?

Eligible Shareholders will receive one New Chorus Share for every five Telecom Shares they hold at the Record Date. Any fractional entitlement to New Chorus Shares will be rounded to the nearest whole number of New Chorus Shares, which may be zero.

Ineligible Shareholders will not receive New Chorus Shares under the Demerger and should refer to section 1.7.1 for further information.

1.7

Can I choose to receive cash instead of New Chorus Shares?

Under the Demerger, if you are an Eligible Shareholder you may not elect to receive cash instead of New Chorus Shares. Once New Chorus Shares commence trading on the relevant exchange you may sell your New Chorus Shares in the ordinary course.

1.7

42 Telecom 2011

| Question | Answer | Section |
| --- | --- | --- |
| **Which Telecom Shareholders are eligible to participate in the Demerger?** | Telecom Shareholders on the Record Date may be eligible to receive New Chorus Shares depending on the location of their registered address.<br>Telecom Shareholders whose registered address at the Record Date is in:<br>• New Zealand, Australia, the United States, the United Kingdom, Canada, Germany, Hong Kong, Japan, Luxembourg, Norway, the Netherlands, Singapore or Switzerland; or<br>• a jurisdiction in which Telecom reasonably believes that it is not prohibited and not unduly onerous or impracticable to distribute New Chorus Shares to a Telecom Shareholder pursuant to the Demerger,<br>are Eligible Shareholders, and are eligible to receive New Chorus Shares under the Demerger.<br>Ineligible Shareholders, being Telecom Shareholders who are not Eligible Shareholders, will not receive New Chorus Shares under the Demerger. The New Chorus Shares to which an Ineligible Shareholder would otherwise be entitled will automatically be sold through the Sale Facility, with the proceeds remitted to Ineligible Shareholders free of any brokerage costs. Refer to section 1.7.1 for further information. | 1.7.1 |
| **Will Telecom Shareholders need to make any payments to participate in the Demerger?** | The Demerger does not require any Telecom Shareholder to make any payment to participate in the Demerger or to receive New Chorus Shares. | 1.7.1 |
| **Are Telecom ADS Holders eligible to participate in the Demerger and what will Telecom ADS Holders receive if the Demerger proceeds?** | ADS Holders will receive one New Chorus ADS for every five Telecom ADSs they hold at the ADS Record Date. Any fractional entitlement to New Chorus ADSs will be rounded down to the nearest whole number of New Chorus ADSs (which may be zero).<br>In accordance with the deposit agreement governing the Telecom ADS programme, the ADS Depositary will charge ADS Holders a fee of US$0.02 per New Chorus ADS in connection with the distribution, and any applicable taxes and other charges must also be borne by the ADS Holder. | 1.7.2 |
| **What is the impact of the Demerger on my Telecom shareholding?** | If you are an Eligible Shareholder, your percentage ownership of each of New Telecom and New Chorus will be the same after the Demerger as your percentage ownership of Telecom prior to the Demerger (subject to rounding).<br>If you are an Ineligible Shareholder, your percentage ownership of New Telecom will be the same after the Demerger as your percentage ownership of Telecom prior to the Demerger. You will not have any ownership interest in New Chorus on or after Demerger but you will receive the proceeds from the sale, under the Sale Facility, of the New Chorus Shares to which you would otherwise be entitled (free of any brokerage costs). | 1.7.1 |

investor.telecom.co.nz 43

DEMERGER QUESTIONS AND ANSWERS

| Question | Answer | Section |
| --- | --- | --- |
| **What are the costs of the Demerger?** | Total Demerger transaction costs incurred, from 1 July 2011, are expected to be approximately NZ$85 million to NZ$120 million, of which approximately NZ$35 million will have been incurred or will be incurred whether or not the Demerger goes ahead.<br>Most of these costs are expected to be incurred by Telecom prior to or at Demerger and include such things as debt reorganisation costs, bank facility fees, advisors' fees (including legal, accounting and investment banking fees), independent expert reports, stock exchange fees, printing and communications costs.<br>In addition, from 1 July 2011 to Demerger, Telecom expects to incur costs of approximately NZ$20 million to NZ$30 million preparing New Telecom and New Chorus for Demerger, covering matters such as changing IT systems, but also including accommodation, people and process change, programme management and preparations for trading between New Chorus and New Telecom.<br>In addition to these transaction costs, upon Demerger certain debt and derivative instruments will be exchanged, novated, repurchased, or closed out as part of the debt reorganisation and will result in additional financing cash flows reflecting the realisation of economic positions held by Telecom.<br>As separate companies, collectively New Telecom and New Chorus are also likely to incur higher corporate operating costs than Telecom incurs in its present form as each will need to establish and perform a number of separate corporate functions. In addition, as they migrate from shared assets and services, New Telecom and New Chorus are expected to incur additional costs associated with the establishment of systems and network equipment on a standalone basis. The quantum and timing of these costs are uncertain. | 2.3.5 and 2.3.6 |
| **What happens if the Demerger does not proceed?** | If the Demerger does not proceed:<br>• Telecom Shareholders will retain their existing holdings in Telecom Shares and Telecom ADS Holders will retain their existing holdings in Telecom ADSs.<br>• Eligible Shareholders will not receive New Chorus Shares, Ineligible Shareholders will not receive the proceeds of the sale of New Chorus Shares under the Sale Facility and Telecom ADS Holders will not receive New Chorus ADSs.<br>• Telecom is expected to incur transaction and other Demerger related costs of approximately NZ$55 million to NZ$65 million for the period from 1 July 2011.<br>• The IPA and NIPA (the key agreements with CFH providing for New Chorus' participation in the UFB Initiative) will be terminated and Telecom will be required to pay CFH NZ$11 million as costs reimbursement.<br>• The current regulatory regime, including the Operational Separation Undertakings and the Independent Oversight Group, will remain in place, and significant portions of the new regulatory framework will not be put in place. | 1.13 |

44

Telecom 2011

| Question | Answer | Section |
|---|---|---|
| **What happens if the Demerger does not proceed?** (continued) | • There is no assurance that Telecom Shares will continue to trade at prices in line with recent levels.<br>• Telecom will not be able to participate in the UFB Initiative and it is likely that it will have to compete against local fibre companies (LFCs) with access to the Government investment of approximately NZ$1.35 billion, across all 33 UFB candidate areas within New Zealand, while at the same time remaining highly regulated. The advantages of the Demerger described in section 2.2 will not be realised.<br>• The disadvantages and risks of the Demerger described in sections 2.3 and 9.4 respectively will not arise (other than the incurrence of those Demerger transaction costs referred to in section 2.3.5 that have already been committed). | |

## Voting on the demerger

| | | |
|---|---|---|
| **What are the voting thresholds?** | For the Demerger to proceed, the Demerger Resolution must be approved by a special resolution of 75% or more of the votes cast by those Telecom Shareholders entitled to vote and voting on the Demerger Resolution at the Shareholder Meeting (whether in person or by proxy). | 1.6.1 |
| **Who is entitled to vote at the Shareholder Meeting?** | Telecom Shareholders as at 5pm (NZ time) on Tuesday 25 October 2011 are entitled to vote on the Demerger Resolution at the Shareholder Meeting.<br>Telecom ADS Holders are entitled to provide voting instructions to the ADS Depositary who will exercise voting rights on their behalf. The ADS Depositary will provide each registered Telecom ADS Holder with information and this Booklet which will permit the Telecom ADS Holder to instruct the ADS Depositary to vote the Telecom Shares represented by the Telecom ADS Holder's ADSs. Telecom ADSs for which no voting instructions are received by the ADS Depositary will not be voted. | Actions for Telecom Shareholders |
| **When is the Shareholder Meeting?** | The Shareholder Meeting will be held at 10am (NZ time) on Wednesday, 26 October 2011 at SKYCITY Auckland Convention Centre in New Zealand Rooms 1 & 2, 88 Federal Street, Auckland. | 1.6.1 |
| **What is the procedure to vote in person?** | If you are entitled to vote and wish to do so in person, you should attend the Shareholder Meeting and bring your Proxy Form (which contains your attendance slip and ballot paper) with you to the meeting.<br>A corporation may appoint a person to attend the meeting as its representative in the same manner as that in which it could appoint a proxy. | Actions for Telecom Shareholders |

investor.telecom.co.nz
45

DEMERGER QUESTIONS AND ANSWERS

| Question | Answer | Section |
|---|---|---|
| **What is the procedure to vote by proxy?** | A Telecom Shareholder who is entitled to attend and vote at the Shareholder Meeting is entitled to appoint a proxy to attend and vote instead of the Telecom Shareholder. A proxy need not be a Telecom Shareholder.<br>If you appoint a proxy you may either direct your proxy how to vote for you or you may, except in those circumstances noted below, give the proxy discretion to vote as he or she sees fit. If you wish to give your proxy discretion then you must mark the appropriate boxes on the Proxy Form to grant your proxy that discretion.<br>Please note that:<br>• if you wish to appoint a proposed or continuing director of New Chorus as your proxy, he or she will be prohibited (in accordance with applicable Listing Rules) from voting any discretionary proxies in relation to the Demerger Resolution;<br>• if you wish to appoint either Dr Murray Horn or Kevin Roberts as your proxy, each of them will be prohibited (in accordance with the applicable Listing Rules) from voting any discretionary proxies in relation to any resolution for their own re-election as a director of Telecom.<br>Accordingly, in any such case, unless a direction on how to vote for you in respect of such resolution is given to the person whom you appoint as your proxy, they will be unable to vote as your proxy.<br>If you do not propose to attend the Shareholder Meeting but wish to be represented by proxy, complete and sign the Proxy Form (detach the attendance slip) and either:<br>• return the Proxy Form by **mail** to the Share Registrar, Computershare Investor Services Limited, Private Bag 92119, Auckland 1142, using the freepost envelope enclosed; or<br>• **fax** the Proxy Form to 09 488 8787 (New Zealand) or +64 9 488 8787 (international); or<br>• lodge your Proxy Form **online** by going to www.investorvote.co.nz/telecom. To complete a Proxy Form online, you will need your shareholder number and FIN number. If you do not have a FIN number, please contact the Share Registrar by email at enquiry@computershare.co.nz or 0800 737 100 (New Zealand) or +64 9 488 8777 (international).<br>The completed Proxy Form must be received by the Share Registrar no later than 10am (NZ time) on 25 October 2011. | Actions for Telecom Shareholders |
| **What if I do not vote at the Shareholder Meeting or if I vote against the Demerger Resolution?** | If the Demerger Resolution is approved by the requisite majority of Telecom Shareholders and the conditions to implementation of the Demerger set out in section 1.2 are met, then, subject to the Court granting the Final Court Orders, the Demerger will be implemented and binding on all Telecom Shareholders, including those who did not vote or voted against the Demerger Resolution. | – |

46 Telecom 2011

Taxation

Question Answer Section

What are the tax implications of the Demerger?

The Demerger will result in a distribution of New Chorus Shares to Telecom Shareholders in accordance with the transaction steps described in section 1.1 and the Separation Arrangement Plan contained in section 16.

The Telecommunications Amendment Act specifically provides for the New Zealand tax consequences of various aspects of the Demerger. In addition, Telecom has sought binding rulings from the IRD to confirm the New Zealand tax consequences of particular aspects of the Demerger for Telecom (including New Telecom and New Chorus and their relevant subsidiaries) as well as for Telecom Shareholders.

Telecom has received a binding ruling from the IRD confirming that the New Zealand tax consequences of the Demerger for Telecom Shareholders include the following:

• The Demerger Distribution will not be treated as a dividend or any other form of assessable income for New Zealand income tax purposes.

• The cost of Telecom Shares held by a Telecom Shareholder will be split between the shareholder’s existing Telecom Shares and the New Chorus Shares received, on the basis of a specified market value-based calculation.

• A Telecom Shareholder is treated as acquiring a New Chorus Share distributed as part of the Demerger for the same purposes and at the same time as the shareholder acquired the Telecom Shares in respect of which the distribution is made for New Zealand tax purposes.

Further detail as to the New Zealand tax consequences for Telecom Shareholders is contained in section 12.2.

A summary of the tax consequences for Telecom Shareholders resident in Australia, the United States and the United Kingdom can also be found in section 12. Binding rulings as to the tax consequences for Telecom Shareholders resident in Australia and in the United States have been sought from the tax authorities in those jurisdictions.

All Telecom Shareholders are advised to seek independent professional advice regarding the tax consequences of the distribution of New Chorus Shares according to their own particular circumstances.

12

Other information

What is the Sale Facility?

New Chorus Shares to which Ineligible Shareholders would otherwise be entitled will be sold through the Sale Facility, with the proceeds remitted to them free of any brokerage costs. Accordingly, Ineligible Shareholders do not need to take any steps to participate in the Sale Facility.

1.8

If you have further questions

If you have any further questions, you should:

• contact your stockbroker, appropriately authorised financial adviser, solicitor, accountant and/or other professional adviser; or

• call the Telecom Shareholder Information Line on 0800 767 556 (within New Zealand) or 1800 134 068 (within Australia) or +61 2 8280 7732 (outside New Zealand and Australia) on weekdays between 9am and 7.30pm (NZ time).

–

investor.telecom.co.nz 47

1. DETAILS OF THE DEMERGER

Details of the Demerger

48	Telecom 2011

49

1. DETAILS OF THE DEMERGER

Section 1 – Details of the Demerger

1.1 Overview of the Demerger

Under the Demerger, Telecom will separate into two companies, New Telecom and New Chorus. The Demerger will be implemented by way of a Court approved scheme of arrangement under Part XV of the Companies Act. As part of the Court approved arrangement process, Initial Court Orders were obtained on 9 September 2011 requiring that, amongst other things, Telecom seek approval of the Demerger by a special resolution of 75% or more of the votes cast by those Telecom Shareholders entitled to vote and voting on the Demerger Resolution at the Shareholder Meeting (whether in person or by proxy).

Subject to the passing of the Demerger Resolution, and all other conditions to the implementation of the Demerger, as set out in section 1.2, being satisfied, Telecom will seek Final Court Orders. Assuming the Final Court Orders are granted, the Demerger will be implemented in accordance with the Separation Arrangement Plan, which is set out in full in section 16. The key mechanics of implementation of the Demerger on the Demerger Date are as follows:

• Telecom will capitalise New Chorus by subscribing for New Chorus Shares, and New Chorus will in turn capitalise Chorus NZ (a subsidiary of New Chorus) by subscribing for shares in Chorus NZ.

• The assets and liabilities of the New Chorus business will be transferred to Chorus NZ in accordance with the Separation Deed entered into between New Chorus, Chorus NZ and Telecom (described below at section 1.3).

• The transitional and long term arm’s length commercial arrangements between New Chorus and New Telecom described in section 10 will be entered into and/or become legally effective.

• Telecom will make the Demerger Distribution, which will be applied in exchange for the transfer of New Chorus Shares by Telecom to Eligible Shareholders and to the Sale Agent in respect of Ineligible Shareholders, on the basis of one New Chorus Share for every five Telecom Shares held at the Record Date.

As a result of the Demerger, New Chorus will become a standalone entity. New Chorus and New Telecom will operate independently of each other, except for the transitional and long term arm’s length commercial arrangements described in section 10.

After the Demerger, New Telecom will not own any New Chorus Shares and New Chorus will not own any New Telecom Shares.

1.2 Conditions to implementation of the Demerger

Once Final Court Orders are granted, the Scheme will become binding on Telecom, New Chorus, Chorus NZ, TNZL, Telecom Shareholders and all other affected parties. However, there are certain conditions that must be satisfied before Telecom will seek Final Court Orders. If one or more of these conditions is not satisfied, Telecom is unlikely to seek Final Court Orders (and in the case of the first condition listed below would not be permitted to by the Court in accordance with the Initial Court Orders).

The following are the conditions that must be satisfied in order for Telecom to seek Final Court Orders:

• Approval of the Demerger Resolution by Telecom Shareholders at the Shareholder Meeting in accordance with the Initial Court Orders.

• All required approvals of Telecom EMTN holders or the Trustee under the Telecom EMTN Programme as described in section 1.5.1.

• Approval of the Demerger by the Trustee (which the Trustee has indicated will require Telebond holder approval to the Demerger) as described in section 1.5.1.

• Other than the condition precedent described below relating to the issue of the Final Court Orders, all conditions precedent to New Chorus drawing on the New Chorus Bridge Facility either being satisfied or waived.

• The Interim Period Agreement remaining in force.

• An Order in Council having been made under section 46 of the Telecommunications Amendment Act approving a proposal signed by or on behalf of Telecom and Chorus. The proposal (as amended by any further proposal) will describe those assets and liabilities to be transferred from Telecom to New Chorus to which the Telecommunications Act tax provisions will apply.

• An Order in Council having been made under section 46 of the Telecommunications Amendment Act approving any further proposal signed by or on behalf of Telecom and Chorus prior to the application for the Final Court Orders having been filed.

• The Telecom Board being satisfied (having regard to final or draft tax rulings Telecom has received, and any other communications with the relevant tax authorities) that the tax consequences (for shareholders who are resident in the four jurisdictions referred to in section 12 of this Booklet) of Telecom proceeding with the Demerger do not differ in a materially adverse way from the expected consequences indicated in section 12.

50 Telecom 2011

The New Chorus Bridge Facility contains a condition precedent that the Final Court Orders have been obtained by Telecom, and those orders are not subject to any material conditions and reflect the implementation of the Demerger in the manner contemplated by this Scheme Booklet. As mentioned above, Telecom is unlikely to seek Final Court Orders if the conditions above are not satisfied and it is expected that the Final Court Orders will order the Demerger to be implemented in the manner set out in this Scheme Booklet. Accordingly, it is expected that this condition precedent will be satisfied when the Final Court Orders are issued. The other material conditions precedent to the availability of funding under the New Chorus Bridge Facility are set out in section 6.4.4.

1.3 New Chorus separation

As part of the Demerger, Telecom, New Chorus and Chorus NZ have entered into the Separation Deed.

Broadly, pursuant to the Separation Deed:

• prior to the Demerger, Telecom is required to operate the businesses that New Chorus will operate immediately after the Demerger in a manner consistent with its previous practices and policies;

• the parties must do all things necessary to implement the Demerger;

• certain assets and liabilities will be transferred (subject to third party rights) from Telecom to Chorus NZ, with effect on and from the Demerger Date;

• Chorus NZ will pay the purchase price (described below) in consideration for the transfer of those certain assets and liabilities;

• the parties agree to conduct and defend litigation in the manner provided (described below); and

• broadly, New Chorus and New Telecom indemnify each other for certain costs and expenses incurred in relation to their respective businesses incurred post-Demerger.

The Separation Deed does not deal with the allocation, or treatment, of debt (or debt-related derivatives) held by Telecom, or to be held by New Chorus or Chorus NZ. Such allocation or treatment is described in section 1.5.

Assets and liabilities to be transferred to Chorus NZ under the Separation Deed have been identified by reference to the Asset Allocation Plan.

The purchase price for those assets and liabilities is determined by the forecast value of those assets and liabilities (excluding deferred tax) in Telecom’s accounts at the Demerger Date (which is, in turn, determined by the actual balances at month-end prior to the Demerger Date and reasonable estimates of any expected movements in those balances in the month prior to the Demerger Date).

The Separation Deed governs the potential re-allocation of assets and liabilities that have been retained by Telecom, where such assets or liabilities were not included in the Asset Allocation Plan.

The Separation Deed provides for the transfer (subject to third party rights) of contracts from Telecom which are, wholly or partly, necessary for the operation of New Chorus’ business. Telecom and Chorus NZ will each make the other party whole for payments made or received under contracts transferred to the other party.

Certain ongoing litigation has been allocated between New Chorus and New Telecom under the Asset Allocation Plan. The allocated party will manage the allocated litigation at their cost, with indemnities in place to ensure that the party to which they are allocated bears the economic risk of that litigation (primarily, this is achieved through New Chorus indemnifying New Telecom in respect of litigation allocated to New Chorus under the Asset Allocation Plan and the inclusion of a provision which ensures that relevant counterparties may have the benefit of that indemnity. Litigation which is not allocated under the Asset Allocation Plan, but which has been brought on or before the Demerger Date and which relates wholly to New Chorus’ business will vest in New Chorus and New Chorus will be liable to manage that litigation at its own cost.

There are further provisions in the Separation Deed regarding other claims brought on or before the Demerger Date by or against any member of the Telecom Group that relate both to the New Telecom business and the New Chorus business. The costs and liability for such litigation will be allocated (and subject to cross-indemnities) depending on the extent to which the liability relates to the New Chorus business or the New Telecom business. Finally, the Separation Deed also deals with claims brought against New Telecom after the Demerger Date relating to the New Chorus business and claims brought against New Chorus after the Demerger Date relating to the New Telecom business. The costs and liability for claims brought after the Demerger Date will be allocated (and subject to cross-indemnities) depending on the extent to which the liability relates to the New Chorus or New Telecom business. There are certain exclusions from this regime, being criminal prosecutions, fraud and tax litigation.

Subject to the statement below, broadly, under the Separation Deed each of New Telecom and New Chorus indemnifies the other for any losses, damages, liabilities, claims, costs and expenses (except in relation to criminal prosecutions, fraud and tax) incurred by the indemnified party from the Demerger Date in relation to the indemnifying party’s business.

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1. DETAILS OF THE DEMERGER

Generally, claims under the indemnities offered must exceed a certain minimum claim amount and (other than those in relation to litigation) be brought before 30 June 2014 in order for amounts to be paid under them. In addition, the amount payable under the indemnities and other claims under the Separation Deed is limited to NZ$300 million (except where the indemnity or claim relates to the payment of the purchase price).

The Separation Deed also contains provisions in respect of:

- the transfer, and continued use, of certain intellectual property rights;
- New Chorus' offer of employment to certain Telecom employees prior to the Demerger, and related changes to superannuation and incentive schemes; and
- the allocation of certain entitlements under the Resource Management Act 1991.

## 1.4 Property Separation Agreement

The Property Separation Agreement acknowledges that the relevant property interests have been transferred to New Chorus by New Telecom (or their subsidiaries) pursuant to the Separation Deed on the Demerger Date, and deals with the registration and notification requirements for those interests. It grants the relevant ongoing property arrangements between the parties (detailed in section 10.2.4) and contains a mechanism to enable the re-set of any charges pursuant to these arrangements where the results of an audit carried out at an exchange site have shown that the initial charges require an amendment.

In addition to the grant of the ongoing property arrangements, the Property Separation Agreement also grants any sub-interests that are required by New Chorus or New Telecom in order to allow both parties to operate their respective businesses, and sets out the terms on which those sub-interests are granted.

## 1.5 Management of existing debt and financing

The following outlines the proposed treatment of the existing Telecom debt as part of the Demerger, the proposed new financing facilities to be put in place by New Chorus and the expected financing arrangements available to New Telecom. For more detail see sections 6.4.4 and 8.4.4.

As at 30 June 2011 Telecom had NZ$2,269 million of net interest bearing debt (inclusive of associated derivatives) and NZ$2,629 million of gross interest bearing debt (book value converted at hedge rates). This gross debt is made up of a combination of bonds outstanding under the Telecom EMTN Programme (NZ$1,995 million), bonds outstanding under its domestic Telebonds Programme (NZ$541 million) and commercial paper under its Commercial Paper Programme (NZ$93 million). In addition to these programmes, Telecom has in place an existing NZ$700 million Standby Facility and European Commercial Paper Programme which are both undrawn and (in the absence of material adverse market conditions) will continue to be available to Telecom and New Telecom up to and following Demerger.

### 1.5.1 Treatment of existing Telecom Indebtedness

**Telecom EMTN Programme**

Telecom has the following series of bonds outstanding under the Telecom EMTN Programme:

| Bond | Coupon | Maturity |
|---|---|---|
| USD250 million | 6.75% | 14 December 2011 |
| CHF200 million | 4.375% | 6 August 2012 |
| CAD275 million | 4.75% | 11 October 2013 |
| GBP125 million | 5.625% | 14 May 2018 |
| GBP150 million | 5.75% | 6 April 2020 |

On 31 August 2011, Telecom and New Chorus launched an exchange offer inviting existing holders of Telecom GBP EMTN bonds maturing in 2018 and 2020 to exchange their bonds for New Chorus GBP EMTN bonds maturing in 2020 to be issued by New Chorus under the New Chorus EMTN Programme. The mechanism for the exchange offer allows a portion of the Telecom GBP EMTN bonds to remain with New Telecom. The exchange offer is contained in an exchange offer memorandum dated 31 August 2011 made by TCNZ Finance Limited.

In addition, Telecom intends to repay or repurchase, around the Demerger Date, the USD, CHF and CAD denominated EMTN bonds. The offer to repurchase the CHF EMTN bonds is contained in a consent solicitation memorandum dated 31 August 2011 made by TCNZ Finance Limited.

Under the terms of the Telecom EMTN Programme, the Demerger may result in an event of default unless the prior approval of the holders of each relevant series of EMTN bonds

52

Telecom 2011

(75% of bond holders present and voting, subject to quorum requirements) is obtained. Bond holder meetings for the CHF and GBP series of EMTN bonds are scheduled to occur prior to the date of the Shareholder Meeting.

Telecom is unlikely to proceed with the Demerger if it is unable to obtain the prior approval of the holders of each relevant series of EMTN bonds or the Trustee under the Telecom EMTN Programme. Telecom will notify Telecom Shareholders via the NZX, the ASX and the US Securities and Exchange Commission (SEC) of the outcome of any aspects of the process relating to the Telecom EMTN Programme outlined above to the extent material to the Demerger.

Telebonds and Commercial Paper Programmes

Telecom has bonds outstanding under its Telebonds Programme totalling NZ$541 million. It is proposed that the Telebonds remain with New Telecom following the Demerger.

Telecom’s NZ$500 million Commercial Paper Programme is established pursuant to the same trust deed as the Telebonds, and therefore the Trustee is also the trustee for the Commercial Paper Programme. If there is any commercial paper outstanding at the relevant time under this programme, the holders of the commercial paper will be entitled to participate in the Telebond holder vote described below. If the Telebond and Commercial Paper Programme holders approve the Demerger as described below, New Telecom will be able to continue to utilise the Commercial Paper Programme.

The Demerger may result in an event of default under the trust deed for the Telebonds and the Commercial Paper Programme, unless the prior approval of the Trustee (The New Zealand Guardian Trust Company Limited) is obtained. The Trustee has indicated that Telecom must seek Telebond and Commercial Paper Programme holder approval (75% of holders present and voting, subject to quorum requirements) of the Demerger. It is intended that the holder voting process will be completed prior to the shareholder vote on the Demerger.

In connection with and effective on the Demerger, Telecom and the Trustee have agreed to modify the Telebonds trust deed to include a put option that is exercisable by holders of Telebonds if (i) there is a change in control of New Telecom; and (ii) within six months of that change in control, New Telecom’s credit rating falls to below investment grade.

Telecom is unlikely to proceed with the Demerger if it is unable to obtain the prior approval of the Telebond holders and the Commercial Paper Programme holders or the Trustee. Telecom will notify Telecom Shareholders via the NZX, the ASX and the SEC of the outcome of any aspects of the process relating to the Telebonds Programme and the Commercial Paper Programme outlined above to the extent material to the Demerger.

Telecom’s European Commercial Paper Programme is not affected by the Demerger.

1.5.2 New Chorus indebtedness

Upon Demerger, New Chorus is expected to have approximately NZ$1,700 million of net interest bearing debt (inclusive of associated derivatives).

New Chorus has entered into commitment documents in relation to a bridge facility to be provided by Citibank, N.A., New Zealand Branch, ANZ National Bank Limited and Westpac Banking Corporation for up to NZ$2 billion for a period of 364 days from and including the Demerger Date. The purpose of the New Chorus Bridge Facility is to provide funding with respect to New Chorus’ obligation to pay the purchase price for the New Chorus business and to ensure that New Chorus has sufficient funding for general corporate purposes immediately following the Demerger. Telecom guarantees the obligations of New Chorus under those commitment documents (including New Chorus’ obligations to pay fees to the bridge lenders). That guarantee will be unconditionally released on the Demerger Date.

It is intended that the amount drawn under the New Chorus Bridge Facility will be reduced to the extent of the amount received by New Chorus in consideration for agreeing to issue the New Chorus GBP EMTN bonds exchanged for Telecom GBP EMTN bonds as described above in section 1.5.1 and to the extent New Chorus assumes liability under related swap transactions. The maximum amount of such bonds which may be exchanged is GBP 275 million assuming all existing holders of the outstanding Telecom GBP EMTN bonds accepted the exchange offer described above.

It is also intended that the amount drawn under the New Chorus Bridge Facility will be reduced by drawings under a Syndicated Bank Facility of up to NZ$1 billion and the potential issue of further New Chorus bonds in the future. It is intended that the Syndicated Bank Facility will be arranged by Citibank, N.A., New Zealand Branch, ANZ National Bank Limited and Westpac Banking Corporation and will be a combination of three to five year bank facilities to be made available on market standard terms and conditions.

1.5.3 New Telecom indebtedness

Upon Demerger, New Telecom is expected to have approximately NZ$750 million to NZ$950 million of net interest bearing debt (inclusive of associated derivatives), reflecting the outstanding Telebonds, any GBP EMTN bonds which are not exchanged and drawings under the existing facilities Telecom has in place today, net of cash on hand. This figure will vary depending on the amount of operating, investing and financing cash flows up until the Demerger and market rates at that time.

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1. DETAILS OF THE DEMERGER

1.6 Demerger procedure

1.6.1 Shareholder Meeting

The meeting ordered by the Court for Telecom Shareholders to consider and, if thought fit, approve the Demerger will be held at SKYCITY Auckland Convention Centre in New Zealand Rooms 1 & 2, 88 Federal Street, Auckland on 26 October 2011 commencing at 10am (NZ time). The notice convening the Shareholder Meeting accompanies this Booklet.

The principal purpose of the Shareholder Meeting is for Telecom Shareholders to consider whether to approve the Scheme, although some ordinary business will also be conducted. For the Demerger to proceed, the Demerger Resolution must be approved by 75% or more of the votes cast by those Telecom Shareholders entitled to vote and voting on the Demerger Resolution at the Shareholder Meeting (whether in person or by proxy).

1.6.2 Court process

The Demerger is to be implemented by way of a Court approved scheme of arrangement under Part XV of the Companies Act. Under this Part of the Companies Act, the Court is empowered to make orders binding on Telecom, New Chorus, TNZL, Chorus NZ, and Telecom Shareholders. The Court made the Initial Court Orders on 9 September 2011 requiring Telecom to convene a meeting of Telecom Shareholders to consider the Demerger and specifying the required Telecom Shareholder approval threshold. The Initial Court Orders are set out in section 15. Telecom has commenced the Court process to obtain Final Court Orders. Provided the Demerger Resolution is passed by the requisite majority of Telecom Shareholders at the Shareholder Meeting, and the other steps required to implement the Demerger as set out in section 1.2 are realised, Telecom will seek Final Court Orders. The Final Court Orders will make the Demerger binding on Telecom, New Chorus, TNZL, Chorus NZ, and Telecom Shareholders subject to its terms. A copy of Telecom’s application for Final Court Orders is set out in section 17.

The Initial Court Orders include the following:

• Any holder of Telecom Shares (including any Telecom ADS Holder) who wishes to appear and be heard on Telecom’s application for Final Court Orders must file a notice of appearance or a notice of opposition (both containing an address for service within New Zealand) and, if they oppose the application, any affidavits and a memorandum of submissions on which such shareholder intends to rely by 5pm (NZ time) on 2 November 2011 and serve a copy on Telecom’s address for service. Telecom will serve upon that holder at their address for service a copy of the affidavits in support of Telecom’s application for Final Court Orders by 5pm (NZ time) on 3 November 2011.

• Any creditor of Telecom or any other person claiming to have an interest in the Demerger who wishes to appear and be heard on Telecom’s application for Final Court Orders must file an application for leave to be heard on Telecom’s application for Final Court Orders (containing an address for service within New Zealand), a notice of opposition, any affidavits and a memorandum of submissions upon which that person intends to rely by 5pm (NZ time) on 2 November 2011 and serve a copy on Telecom’s address for service. Telecom will serve upon that person at their address for service a copy of the affidavits in support of Telecom’s application for Final Court Orders by 5pm (NZ time) on 3 November 2011.

If the Court considers a hearing of the application for Final Court Orders to be necessary, the application for Final Court Orders shall be heard by the High Court at Auckland on the first available date after 5 November 2011. The only persons entitled to appear and be heard at Telecom’s application for Final Court Orders will be:

• Telecom, New Chorus, TNZL, Chorus NZ;

• those holders of Telecom Shares (including Telecom ADS Holders) who file a notice of appearance or a notice of opposition to Telecom’s application for Final Court Orders; and

• those creditors of Telecom or other persons who claim to have an interest in the Demerger who file an application for leave to be heard and a notice of opposition to Telecom’s application for Final Court Orders, and who are subsequently granted leave to appear and be heard at the hearing of Telecom’s application for Final Court Orders.

If the hearing of Telecom’s application for Final Court Orders approving the Demerger is adjourned, only those persons referred to above need be served with notice of the adjourned date.

1.7 Effect of the Demerger and entitlement to participate

1.7.1 Telecom Shareholders

If the Demerger is implemented, Eligible Shareholders on Telecom’s share register as at the Record Date will receive one New Chorus Share for every five Telecom Shares held as at the Record Date (rounded to the nearest whole number of New Chorus Shares, which may be zero).

Ineligible Shareholders will not receive New Chorus Shares under the Demerger. Instead, the New Chorus Shares to which Ineligible Shareholders would otherwise be entitled will be distributed to the Sale Agent and sold through the Sale Facility, with the proceeds remitted to Ineligible Shareholders free of any brokerage costs. The Sale Facility is described in further detail at section 1.8.

54 Telecom 2011

Following the Demerger, Telecom Shareholders (both Eligible Shareholders and Ineligible Shareholders) will continue to hold the same number of Telecom Shares as they held prior to the Demerger. No Telecom Shares will be cancelled as a result of the Demerger.

Eligible Shareholders are those Telecom Shareholders at the Record Date with a registered address in:

• New Zealand, Australia, the United States, the United Kingdom, Canada, Germany, Hong Kong, Japan, Luxembourg, Norway, the Netherlands, Singapore or Switzerland; or

• a jurisdiction in which Telecom reasonably believes that it is not prohibited and not unduly onerous or impracticable to distribute New Chorus Shares to a Telecom Shareholder pursuant to the Demerger.

Ineligible Shareholders are Telecom Shareholders who do not have a registered address in those jurisdictions listed above.

Whilst Ineligible Shareholders will not be entitled to receive New Chorus Shares under the Demerger, they will be entitled to vote on the Demerger Resolution at the Shareholder Meeting together with all Eligible Shareholders.

1.7.2 Telecom ADS Holders

If the Demerger is implemented, New Chorus will establish an ADS programme. New Chorus Shares will be issued to the ADS Depositary with respect to the Telecom Shares underlying the Telecom ADSs. The ADS Depositary will hold the New Chorus Shares in the same capacity upon which the ADS Depositary holds the corresponding Telecom Shares. Telecom ADS Holders will receive one New Chorus ADS for every five Telecom ADSs they hold at the ADS Record Date. Any fractional entitlement to New Chorus ADSs will be rounded down to the nearest whole number of New Chorus ADSs (which may be zero). Upon receipt of New Chorus ADSs representing those New Chorus Shares, the ADS Depositary will distribute those New Chorus ADSs to the Telecom ADS Holders entitled to them. Telecom ADS Holders will therefore have the same beneficial interest in New Chorus Shares that they have in Telecom Shares (subject to rounding) and that beneficial interest will be represented by their New Chorus ADS holdings. In accordance with Telecom’s ADS deposit agreement, the ADS Depositary will charge Telecom ADS Holders a fee of US$0.02 per New Chorus ADS in connection with the distribution, and any applicable taxes and other charges must also be borne by the Telecom ADS Holders. Following the Demerger, Telecom ADS Holders will hold the same number of Telecom ADSs as they held prior to the Demerger. No Telecom ADSs will be cancelled as a result of the Demerger.

The complete terms of the New Chorus ADS programme will be set out in the deposit agreement among New Chorus, the ADS Depositary and all owners and holders of New Chorus ADSs, which is expected to be filed with the SEC prior to the Shareholder Meeting. The form of deposit agreement will be available on the SEC’s website. The form of deposit agreement will also be available from that time for inspection with the ADS Depositary. The terms of the deposit agreement will be similar to the terms under the existing Telecom ADS deposit agreement and will include restrictions on ADS ownership to reflect the ownership restrictions that will apply to New Chorus, which require the Crown’s prior approval of any person having a relevant interest in 10% or more of New Chorus Shares or any person other than a New Zealand national having a relevant interest in more than 49.9% of New Chorus Shares. See sections 4.6 and 11.25 for further information on these restrictions. Fees charged for various services under the New Chorus ADS programme will be as provided in the deposit agreement.

1.7.3 Employee Incentive Schemes

Telecom currently operates a number of equity-based employee incentive schemes. Section 11.27 describes the impact of the Demerger on these schemes.

1.7.4 Voting

All Telecom Shareholders as at 5pm (NZ time) on 25 October 2011 are entitled to vote at the Shareholder Meeting to be held at SKYCITY Auckland Convention Centre in New Zealand Rooms 1 & 2, 88 Federal Street, Auckland on 26 October 2011 commencing at 10am (NZ time).

Further details in respect of voting are set out in the section entitled ‘Actions for Telecom Shareholders’ and the Proxy Form accompanying this Booklet.

1.8 Sale Facility for Ineligible Shareholders

1.8.1 Ineligible Shareholders

Telecom Shareholders who are not Eligible Shareholders will not be eligible to receive New Chorus Shares under the Demerger. The New Chorus Shares that Ineligible Shareholders would otherwise have received will be transferred to the Sale Agent and sold in the Sale Facility. The proceeds from the sale of those New Chorus Shares will then be remitted to the Ineligible Shareholders, free of any brokerage costs. Ineligible Shareholders do not need to take any steps to participate in the Sale Facility.

1.8.2 Operation of the Sale Facility

Under the Sale Facility, the Sale Agent will, as soon as reasonably practicable (and in any event not more than 15 business days (as defined in the NZSX Listing Rules) following the Demerger Date or such longer period of time which the Sale Agent and Telecom determine), sell these New Chorus Shares on the NZSX.

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1. DETAILS OF THE DEMERGER

As the market price of New Chorus Shares will be subject to change from time to time, the sale price of these New Chorus Shares and the proceeds of the sale cannot be guaranteed. Ineligible Shareholders will be able to obtain information on the market price of New Chorus Shares on NZX’s website, www.nzx.com.

The proceeds of the sale will, as soon as reasonably practicable, be distributed to Ineligible Shareholders by making a deposit into an account with a New Zealand bank nominated by the Ineligible Shareholder with the Share Registrar. The date of dispatch of payment to Ineligible Shareholders is currently expected to be around 23 December 2011. If the Ineligible Shareholder does not have a nominated New Zealand bank account with the Share Registrar at the time of payment, the Ineligible Shareholder will be sent a cheque drawn on a New Zealand bank in New Zealand currency for the proceeds of sale. If the address of an Ineligible Shareholder is unknown at the time of payment, the proceeds for that Ineligible Shareholder will be paid into a separate bank account and held until claimed or applied under laws dealing with unclaimed money.

The amount of money received by each Ineligible Shareholder will be calculated on an averaged basis so that all Ineligible Shareholders will receive the same price per New Chorus Share, subject to rounding to the nearest whole cent. Consequently, the amount received by Ineligible Shareholders for a New Chorus Share may be more or less than the actual price that is received by the Sale Agent for any particular New Chorus Share.

Under the Scheme, each Ineligible Shareholder appoints Telecom as its agent to receive on its behalf any notices which may be issued by the Sale Agent.

1.9 Stock exchange listings

1.9.1 New Telecom

New Telecom will remain listed on both the NZSX and the ASX. New Telecom’s ADSs will remain listed on the NYSE.

1.9.2 New Chorus

If the Demerger proceeds, it is intended that New Chorus will be listed on both the NZSX and the ASX. New Chorus will trade on the NZSX and the ASX under the ticker code ‘CNU’.

New Chorus ADSs will not be listed, although New Chorus anticipates that its ADSs will trade on the over-the-counter (OTC) market in the United States.

1.9.3 NZSX

NZSX is a registered market operated by NZX Limited which is a registered exchange regulated under the Securities Markets Act 1988.

Application will be made to NZX for permission to list New Chorus Shares and all the requirements of NZX relating thereto that can be complied with on or before the date of this Booklet have been duly complied with. However, NZX accepts no responsibility for any statement in this Booklet.

NZX takes no responsibility for this Booklet or the Scheme to which it relates. Permission to list New Chorus on the NZSX and to quote New Chorus Shares on the NZSX is not to be taken as an endorsement by NZX of New Chorus.

Initial quotation of New Chorus Shares on the NZSX is expected to occur on 23 November 2011. New Chorus Shares will trade on a deferred settlement basis on 23 and 24 November 2011. Trading in New Chorus Shares on a normal settlement basis will commence on 25 November 2011.

NZX will attach a ‘non-standard’ designation to the listing of the New Chorus Shares because of the ownership restrictions described in section 11.25 and the related provisions of New Chorus’ constitution.

1.9.4 ASX

Application will be made to the ASX for New Chorus to be listed on the ASX and for its shares to be quoted on the ASX. It is expected that New Chorus Shares will commence trading under the ticker code ‘CNU’ on the ASX on a deferred settlement basis on 21 November 2011.

New Chorus Shares will participate in the ASX’s Clearing House Electronic Subregister System (CHESS). Under CHESS, New Chorus will not issue certificates to New Chorus Shareholders. After the implementation of the Demerger, Eligible Shareholders who are Australian residents will receive a holding statement setting out the number of New Chorus Shares they received under the Demerger.

1.10 Transitional and long term arrangements

Following separation New Telecom and New Chorus will operate independently from each other. Sharing arrangements are required to ensure that both New Telecom and New Chorus will be able to operate as independent businesses from the Demerger Date, including sharing certain network and IT assets. A full description of these transitional and long term arrangements is set out in section 10.

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1.11 Tax Consequences for Telecom and New Chorus

Effecting the Demerger will require the transfer of certain assets and liabilities from Telecom to New Chorus. In the case of assets and any liabilities (excluding EMTN liabilities and related derivatives) transferred to New Chorus, provisions set out in the Telecommunications Act will apply where necessary to ensure a tax neutral outcome (that is, that the transfer to New Chorus should not result in any New Zealand tax cost or New Zealand tax advantage to the parties that would not have arisen if Telecom and New Chorus were the same person). A binding ruling has been provided by the New Zealand Inland Revenue confirming this interpretation. The most significant tax issue to Telecom from the transfer of the relevant assets to New Chorus would be that to the extent the value of fixed (ie depreciable) assets transferred to New Chorus exceeds their tax book value, depreciation expense previously claimed by Telecom would be recaptured, resulting in potentially significant levels of assessable income to Telecom. The Telecommunications Act tax provisions referred to above address this issue by providing roll-over relief in respect of those depreciable assets – ie no depreciation recapture is recognised by Telecom, and New Chorus inherits the tax book value of the assets and can continue to depreciate them as if it were Telecom.

Separately, certain restructuring of borrowings under the Telecom EMTN Programme (and related derivatives) will be undertaken as a consequence of the Demerger as described in section 1.5. The usual New Zealand tax consequences of those restructuring steps (rather than the tax consequences prescribed by the Telecommunications Act tax provisions) will apply, and a binding ruling has been sought from the New Zealand Inland Revenue confirming those tax consequences.

In addition to the information outlined above regarding the tax consequences of the Demerger for New Telecom and New Chorus, information regarding the tax consequences of the Demerger for Telecom Shareholders in certain jurisdictions is set out in section 12.

1.12 Date of separation for accounting purposes

For accounting purposes, the effective date of separation of New Chorus from Telecom, at which time New Telecom will cease to consolidate the results of New Chorus, will be 1 December 2011 (the day following the Demerger Date).

1.13 Implications if the Demerger does not proceed

If Telecom Shareholders do not approve the Demerger, the Final Court Orders are not granted or any of the other conditions to the Demerger are not satisfied or waived, the Demerger will not proceed.

If the Demerger does not proceed:

• Telecom Shareholders will retain their existing holdings in Telecom Shares and Telecom ADS Holders will retain their existing holdings in Telecom ADSs.

• Eligible Shareholders will not receive New Chorus Shares, Ineligible Shareholders will not receive the proceeds of the sale of New Chorus Shares under the Sale Facility and Telecom ADS Holders will not receive New Chorus ADSs.

• Telecom is expected to incur transaction and other Demerger related costs of approximately NZ$55 million to NZ$65 million for the period from 1 July 2011.

• The IPA and NIPA (the key agreements with CFH providing for New Chorus’ participation in the UFB Initiative) will be terminated and Telecom will be required to pay CFH NZ$11 million as costs reimbursement.

• The current regulatory regime, including the Operational Separation Undertakings and the Independent Oversight Group, will remain in place, and significant portions of the new regulatory framework will not be put in place.

• There is no assurance that Telecom Shares will continue to trade at prices in line with recent levels.

• Telecom will not be able to participate in the UFB Initiative and it is likely that it will have to compete against local fibre companies (LFCs) with access to the Government investment of approximately NZ$1.35 billion, across all 33 UFB candidate areas within New Zealand, while at the same time remaining highly regulated.

• The advantages of the Demerger described in section 2.2 will not be realised.

• The disadvantages and risks of the Demerger described in sections 2.3 and 9.4 respectively will not arise (other than the incurrence of those Demerger transaction costs referred to in section 2.3.5 that have already been committed).

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2. ADVANTAGES AND DISADVANTAGES OF THE DEMERGER

Advantages and disadvantages of the Demerger

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2. ADVANTAGES AND DISADVANTAGES OF THE DEMERGER

Section 2 – Advantages and disadvantages of the Demerger

2.1 Introduction

The Telecom Directors are of the view that the advantages of the Demerger outweigh the advantages of the alternative, taking into account the disadvantages and risks of each.

Telecom Shareholders should carefully consider the advantages, disadvantages and risks of the Demerger set out in this section and section 9, as well as the other information contained in this Booklet (including the Independent Expert’s report in section 14), before deciding whether or not to vote in favour of the Demerger Resolution.

For the reasons below, each Telecom Director recommends that Telecom Shareholders vote in favour of the Demerger Resolution at the Shareholder Meeting. Every Telecom Director intends to vote any shares that he or she holds or directly controls in favour of the Demerger Resolution.

The main advantages of the Demerger are that it:

1. Facilitates New Chorus taking a leading role in the Government led fibre initiative.

2. Aligns the interests of New Chorus with the Government’s UFB objectives.

3. Avoids Telecom competing with Government backed fibre competition if Telecom is not a partner in the UFB Initiative.

4. Leads to the introduction of a simplified regulatory regime with greater certainty and reduced regulatory burden and less associated cost.

5. Allows New Telecom and New Chorus to further focus on their independent strategies and core competencies.

6. Enables tailored capital structure and financial policies for New Telecom and New Chorus.

7. Allows for improved alignment of management incentives at New Telecom and New Chorus with performance.

8. Provides greater transparency and flexibility for investors.

The main disadvantages of the Demerger are:

1. The UFB Agreements with CFH will require New Chorus to make a substantial capital investment in the national fibre-to-the-premise (FTTP) network.

2. The UFB Agreements with CFH involve significant risks.

3. Reduced size and diversification of the separated companies.

4. Reduced scope of mutual financial support between New Telecom and New Chorus and loss of the few remaining benefits of vertical integration.

5. Demerger transaction costs.

6. Additional corporate operating and other costs.

7. Reduced index weighting and reduced liquidity of the separated companies.

2.2 Advantages of the Demerger

2.2.1 Facilitates New Chorus taking a leading role in the Government led fibre initiative

The telecommunications industry in New Zealand and internationally is shifting progressively from a copper network base to a fibre network base to facilitate the anticipated growth in high volume, data intensive communications services. The Government’s UFB Initiative is designed to support this shift by assisting investment in the building of certain fibre access network assets in New Zealand. While the timing and rate of uptake of New Zealand’s fibre network cannot be predicted with certainty, it is likely that over time consumer demand will shift from copper-based services to higher specification fibre-based services, in order to benefit from their higher data speeds.

In May 2011, Chorus was selected as a cornerstone participant in the UFB Initiative to develop, in partnership with the Government, the fibre network in 24 of the 33 UFB candidate areas within the Government’s UFB Initiative. New Chorus also has the opportunity to engage in partnering discussions with local fibre company (LFC) partners in areas where Telecom was not awarded the UFB contract, potentially increasing its fibre network coverage. The UFB Agreements, which provide for New Chorus’ participation in the UFB Initiative, are effectively conditional on Telecom undertaking the Demerger. Therefore, Telecom proposes to demerge into New Chorus, which will predominantly provide wholesale fixed access products and services, and New Telecom, which will continue to offer telecommunications and IT services, to enable participation in the UFB Initiative.

As a cornerstone participant in the UFB Initiative, New Chorus will have an entitlement, at its election, to up to approximately NZ$929 million of the NZ$1.35 billion Government investment. This investment will facilitate the build of the UFB Network and help to protect New Chorus’ cash flow stream from its fixed access network in the long term.

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2.2.2 Aligns the interests of New Chorus with the Government’s UFB objectives

The UFB Agreements, which provide for New Chorus’ participation in the UFB Initiative, are effectively conditional on Telecom undertaking the Demerger. The Demerger will result in the alignment of New Chorus with the Government’s UFB objectives in the long term, as the Government (through CFH) will have a significant investment in the UFB Network and New Chorus is incentivised through its agreements with CFH to drive the deployment and uptake of fibre.

2.2.3 Avoids Telecom competing with Government backed fibre competition if Telecom is not a partner in the UFB Initiative

If the Demerger does not occur by 1 July 2012, the IPA and NIPA (the key agreements with CFH providing for New Chorus’ participation in the UFB Initiative) will be terminated and Telecom is unlikely to be a UFB participant. Instead, it is likely that other parties will be involved in the development of the UFB Initiative and will have access to the Government’s investment of approximately NZ$929 million that would have been available to New Chorus. If that occurs, Telecom’s copper network and its existing fibre network would likely have to operate in competition with fibre networks owned by other parties that have received the Government investment while Telecom continues to be bound by the existing regulatory regime. This would likely result in the loss of customers over time and may subsequently reduce earnings for Telecom.

Telecom’s Directors have compared the possible outcomes from the scenario where the Demerger occurs and New Chorus participates in the UFB Initiative (on the terms set out in section 4) to the alternative where the Demerger does not occur and Telecom competes against LFCs with access to the Government investment. While there is uncertainty about the future in all scenarios, the Telecom Directors consider that long term value for Telecom Shareholders is more likely to be maximised by New Chorus participating in the UFB Initiative than the alternative scenarios where Telecom competes against LFCs with access to the Government investment of approximately NZ$1.35 billion.

2.2.4 Leads to the introduction of a simplified regulatory regime with greater certainty and reduced regulatory burden and less associated cost

Telecom believes that New Zealand’s telecommunications market is currently one of the most extensively regulated telecommunications markets in the world. In recent years, Telecom has operated in the context of increasing Government regulation and has incurred significant costs associated with complying with the Operational Separation Undertakings, undertaken extensive capital investment to comply with the migration plans within the Operational Separation Undertakings, expended significant resources to maintain accounting separation and devoted considerable management attention and time to compliance. To provide a clear framework for Telecom’s participation in the UFB Initiative, Telecom and CFH have entered into the UFB Agreements and the Government has enacted the Telecommunications Amendment Act. This provides for simplification of today’s regulation and a higher degree of certainty regarding Government regulation, including pricing under which New Telecom will operate in coming years.

Key changes to the regulatory framework include:

• the abolition of the Operational Separation Undertakings, which is expected to result in the simplification of the operation and administration of both New Telecom and New Chorus. This will also result in the termination of all migration plans within the Operational Separation Undertakings. New Telecom will be subject to no such undertakings going forward;

• the removal of the Independent Oversight Group as an addition to the Commerce Commission, which is expected to further reduce the administration cost; and

• the removal of the current ownership restrictions on New Telecom contained in its constitution (but with equivalent ownership restrictions to be put in place for New Chorus).

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2. ADVANTAGES AND DISADVANTAGES OF THE DEMERGER

Furthermore, New Chorus and CFH have included in the UFB Agreements agreed terms (including pricing) relating to the provision of specific fibre access products and services for the period of the UFB deployment. This gives New Chorus a level of certainty with respect to the terms on which it will provide specific fibre access network products and services until 31 December 2019. The Government will retain the ability to amend the regulatory regime within this period. However, the UFB Agreements contain a contractual mechanism that will require CFH to compensate New Chorus if certain regulatory changes cause actual costs for New Chorus or a loss of value for New Chorus of the benefits of the NIPA. This compensation is limited to a value of NZ$350 million and will be provided by adjustments to the existing contractual arrangements, such as a deferral of repayments. CFH will not be required to pay any additional amounts of cash beyond the approximately NZ$929 million of Government investment to which New Chorus will have an entitlement (at its election).

If the Demerger does not proceed, the UFB Agreements will be terminated and the substantive provisions of the Telecommunications Amendment Act which relate to Telecom and the Demerger will not come into force. As a result, Telecom would continue to operate under the current complex regulatory regime, including the Operational Separation Undertakings and the associated migration plans and oversight by the Independent Oversight Group.

The Telecom Directors welcome the simplification of the regulatory regime and the increased certainty that the UFB Agreements, along with the Telecommunications Amendment Act, provide and consider that the increased simplicity and certainty, along with the lower associated costs, will assist New Telecom and New Chorus to implement and further develop their respective business strategies following the Demerger.

Sections 3.5 and 3.6 contain further detail about the current regulatory environment in which Telecom operates and the proposed regulatory changes if the Demerger proceeds.

2.2.5 Allows New Telecom and New Chorus to further focus on their independent strategies and core competencies

The businesses that will constitute New Telecom and New Chorus have significantly different business models and customer bases and are subject to significantly different industry dynamics. As a result of the Demerger, each of New Telecom and New Chorus will be able to focus on their individual strategies and core competencies to a greater extent than is currently the case with Telecom.

New Telecom will seek to retain and grow its position as a leader in the provision of fixed, mobile and IT services in retail and wholesale customer markets. New Chorus will be a national provider of telecommunications infrastructure and its future focus will be on building and operating an open access network that is technically and economically enduring.

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2.2.6 Enables tailored capital structure and financial policies for New Telecom and New Chorus

Following the Demerger, each of New Telecom and New Chorus will have independent capital structures, with greater flexibility to tailor their capital structures and financial policies to their operational and strategic objectives.

New Chorus will be able to operate with a capital structure and financial policies (including its dividend policy) appropriate for a business in the telecommunications infrastructure industry, with relatively stable cash flows. It is likely that New Chorus will have proportionally greater leverage over time than has been the case for Telecom historically, although New Chorus is still expected to maintain an investment grade credit rating. Achieving an investment grade credit rating is also a condition precedent to New Chorus’ access to the Government’s UFB investment through CFH and in the event that New Chorus’ credit rating falls below investment grade while CFH Debt Securities remain outstanding, New Chorus is prohibited from paying distributions on New Chorus Shares without CFH’s approval. Refer to section 6.4.5 for further information on New Chorus’ proposed capital structure.

New Telecom intends to adopt a capital structure consistent with maintaining an ‘A band’ credit rating. Refer to section 8.4.5 for further information on New Telecom’s proposed capital structure.

The capital structure and financial policies of New Telecom and New Chorus will be at the discretion of their respective boards and may change from time to time.

2.2.7 Allows for improved alignment of management incentives at New Telecom and New Chorus with performance

Both New Telecom and New Chorus will be better able to introduce management incentives more focused on their individual business profiles and their respective shareholder interests than is currently the case under operational separation.

2.2.8 Provides greater transparency and flexibility for investors

The operating risks and financial characteristics of New Telecom and New Chorus differ significantly and may appeal to different types of investors. The Demerger will facilitate investment by investors who would prefer to be exposed to one part of Telecom’s existing business but not the other. The reduced complexity and increased transparency of separate reporting by New Telecom and New Chorus is also expected to improve investor understanding of each company’s business and strategy.

The Demerger will provide Eligible Shareholders and Telecom ADS Holders with separate investments in two leading New Zealand companies and give existing and future investors the flexibility to determine their investments in each business, having regard to their own financial profiles, investment preferences and risk preferences.

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2. ADVANTAGES AND DISADVANTAGES OF THE DEMERGER

2.3 Disadvantages of the Demerger

2.3.1 The UFB Agreements with CFH will require New Chorus to make a substantial capital investment in the national FTTP network

To enable New Chorus’ participation in the UFB Initiative, New Chorus will be a party to the UFB Agreements (other than the NPCA). The UFB Agreements will contractually bind New Chorus to invest a significant amount of capital to design, build and operate the UFB Network in 24 UFB candidate areas. The returns to New Chorus on its investment in the UFB Network will occur over a relatively long period of time. In the absence of the Government investment, Telecom may not have chosen to undertake such an extensive FTTP build programme at this time due to uncertainty over whether it would be able to achieve an adequate return on investment.

Participation in the UFB Initiative also heightens a number of other risks to which New Chorus is subject, including network build risk and operational risk. As a significant long term capital intensive project the returns on investment may take significant time to be realised. For more information on the New Chorus business risks see section 9.2.

2.3.2 The UFB Agreements with CFH involve significant risks

The major obligations within the UFB Agreements include the UFB Network build delivery milestones (with a deadline for full delivery of the UFB Network by no later than 31 December 2019) and delivery against the master network deployment plan (which consists of the annual network deployment plans and the system and product plans).

If New Chorus does not perform its obligations under the UFB Agreements and is unable to rectify breaches within agreed timeframes, there is a range of remedies available to CFH, including various levels of liquidated damages, specific damages claims capped at NZ$350 million, and, for periods of prolonged or significant performance failure and in certain other limited circumstances, CFH has termination rights and/or the right to step in and assume management control of New Chorus.

2.3.3 Reduced size and diversification of the separated companies

The Demerger will create two separate companies, each of which will be smaller and have less diversified earnings than Telecom prior to the Demerger. If the Demerger proceeds, neither New Telecom nor New Chorus will continue to have the financial support or credit profile associated with being part of the single A credit rated Telecom and both may have a higher cost of borrowing than Telecom.

Because of their smaller size and less diverse earnings, New Telecom and New Chorus may experience greater difficulty in securing finance and financing may become more expensive. In addition, external financiers may impose on New Telecom and New Chorus more stringent borrowing covenants than those imposed on Telecom today.

In recent years, capital markets have experienced extreme volatility at times. Post-Demerger, New Telecom and New Chorus will experience capital market conditions as standalone entities, without any of the benefits that may be provided by being part of a larger, more diversified company.

As a result of their smaller size after the Demerger, New Telecom and New Chorus may experience reduced purchasing power and the current discount levels which are provided to Telecom by suppliers may not be available to New Telecom and/or New Chorus going forward, which may result in an increase in costs.

2.3.4 Reduced scope of mutual financial support between New Telecom and New Chorus and loss of the few remaining benefits of vertical integration

The Demerger will create two separate businesses, New Telecom and New Chorus. This will remove the possibility that the effect of an adverse event in the retail businesses of New Telecom will be offset by favourable developments in the network infrastructure businesses, which will be part of New Chorus. Similarly, the effect of an adverse event in New Chorus cannot be offset by favourable developments in Telecom’s retail service provider businesses which will now be part of New Telecom. Accordingly, the proportionate impact of an adverse development on the value of a New Telecom Share or a New Chorus Share following the Demerger may be more significant than the impact of the same adverse development on the current pre-Demerger value of a Telecom Share. In addition, New Chorus will not make long term network investment decisions with the underpinning support of cash flows from a wholly-owned retail customer base.

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Similarly both New Telecom’s and New Chorus’ cash flow characteristics will be different to those of Telecom. New Telecom will no longer have access to the historically stable cash flows accruing from New Chorus’ copper and fibre access assets and this could increase the volatility of New Telecom’s earnings over time. Conversely, New Chorus will no longer have access to the level of cash flows generated from New Telecom’s retail operations which have historically supported investment in the network infrastructure assets.

Furthermore, the few remaining benefits from the structural vertical integration of the network infrastructure and retail telecommunications businesses will be foregone.

2.3.5 Demerger transaction costs

Total Demerger transaction costs incurred, from 1 July 2011, are expected to be approximately NZ$85 million to NZ$120 million, of which approximately NZ$35 million will have been incurred or will be incurred whether or not the Demerger goes ahead.

Most of these costs are expected to be incurred by Telecom prior to or at Demerger and include such things as debt reorganisation costs, bank facility fees, advisors’ fees (including legal, accounting and investment banking fees), independent expert reports, stock exchange fees, printing and communications costs.

In addition, from 1 July 2011 to Demerger, Telecom expects to incur costs of approximately NZ$20 million to NZ$30 million preparing New Telecom and New Chorus for Demerger, covering matters such as changing IT systems, but also including accommodation, people and process change, programme management and preparations for trading between New Chorus and New Telecom.

In addition to these transaction costs, upon Demerger certain debt and derivative instruments will be exchanged, novated, repurchased, or closed out as part of the debt reorganisation and will result in additional financing cash flows reflecting the realisation of economic positions held by Telecom.

2.3.6 Additional corporate operating and other costs

As separate companies, collectively New Telecom and New Chorus are likely to incur higher corporate operating costs than Telecom incurs in its present form as each will need to establish and perform a number of separate corporate functions. In addition, as they migrate from shared assets and services, New Telecom and New Chorus are expected to incur additional costs associated with the establishment of systems and network equipment on a standalone basis. The quantum and timing of these costs are uncertain.

2.3.7 Reduced index weighting and reduced liquidity of the separated companies

Following the Demerger, each of New Telecom and New Chorus will have a smaller market capitalisation than Telecom prior to the Demerger. Although both New Telecom and New Chorus are expected to remain in the NZX50, each is likely to have a lower individual index weighting than Telecom’s weighting prior to the Demerger, which may result in lower institutional investor interest in either or both of New Telecom and New Chorus.

Although New Telecom is likely to have a lower index weighting it is expected to remain within the ASX200 and the MSCI World (Standard) Index. New Chorus is likely to have a significantly lower index weighting than Telecom and may not remain eligible for inclusion in the ASX200 or the MSCI World (Standard) Index. This will likely result in lower trading volumes for New Chorus and therefore reduced liquidity of New Chorus Shares which may restrict New Chorus’ ability to attract investment.

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3. NEW ZEALAND TELECOMMUNICATIONS INDUSTRY AND REGULATORY ENVIRONMENT

New Zealand Telecommunications Industry and Regulatory Environment

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3. NEW ZEALAND TELECOMMUNICATIONS INDUSTRY AND REGULATORY ENVIRONMENT

Section 3 – New Zealand Telecommunications Industry and Regulatory Environment

3.1 Introduction

Telecom is a participant in the New Zealand and Australian telecommunications and information technology industries. Broadly, the telecommunications industry can be defined as fixed and mobile calling, messaging, and managed and unmanaged data services. These products are delivered across a variety of platforms. Owing to the changing nature of the underlying technologies involved, the telecommunications industry is developing significant overlaps with other previously distinct industries, such as IT services, entertainment, and information services (for example search, classifieds, online trading and display).

The diagram below illustrates the high level structure of Telecom New Zealand’s fixed access and mobile networks infrastructure, and how telecommunications networks typically transfer information from a local premise (eg an internet browser or email in a home) via exchanges and potentially international undersea cables to its intended destination. The telecommunications network shown below is quite often referred to as the public switched telephone network (PSTN) and broadly includes the network infrastructure and equipment to deliver communications services both within New Zealand and to the outside world, allowing fixed and mobile phones and data devices such as computers to communicate with other devices. Originally the PSTN was entirely analogue but is now almost entirely digital.

Telecom’s New Zealand telecommunications network overview

The original New Zealand telecommunications network was based entirely on copper cables that carried the voice and data traffic and, whilst progressively being replaced by fibre, use of copper is still predominant as it is still heavily utilised in the local access part of the network.

In more recent times, telecommunication networks have begun to transition towards the use of fibre optic cables (fibre) throughout the core network, regional backhaul and the access network. This technology allows data and information to be sent down a very thin strand of glass via light waves rather than electrical signals. Light transmission allows for higher data rates than conventional copper wire, coaxial cable and many forms of radio transmission and as a result more information can be transferred quicker from one point in the network to another when compared to the older network technologies.

The diagram below illustrates in more detail the range of connection options from a home, business or other location to the first traffic aggregation point in the network (often an exchange or cabinet). Underlying access technologies that enable access to the network include copper, fibre and other cable networks as well as mobile and fixed wireless services.

Telecom’s network architecture

Within New Zealand a significant amount of fibre cable already exists. Through Telecom’s existing fibre deployment projects over 27,600 kilometres of fibre cable has already been deployed throughout New Zealand, with substantially all local exchanges connected to the regional backhaul and core network via fibre.

Across the fixed local access network there are three main methods of connection of a premise to the local exchange (1) Directly connected to the exchange through copper (2) Connecting to a cabinet by copper and then from the cabinet to the exchange on fibre or, in the future, (3) Directly connected via fibre. Within New Zealand, the objective of the Government’s UFB Initiative is to deploy a fibre to the premise (FTTP) local access network infrastructure to 75% of New Zealanders. For more information on the UFB Initiative see section 5.5.2.

The copper access network (often referred to as the local loop) is currently the most common form of local fixed access network connection in New Zealand and utilises copper for the connection between a premise and a roadside cabinet or local exchange.

A key objective of Chorus’ fibre-to-the-node (FTTN) programme was to boost broadband speeds by shortening the copper access or local loop distance between a customer’s premise and the point in the network where fibre was available to carry the traffic further. This resulted in a large number of customers being connected to new fibre fed cabinets rather than directly to an exchange. Chorus has substantially completed its FTTN programme which, when completed, will result in an additional 3,600 cabinets and approximately 2,500 kilometres of additional fibre optic cables between the local exchanges and these new cabinets. As a result of the FTTN programme and the shorter copper local loop lengths, end users are able to access higher speed broadband services and also can take advantage of newer DSL technologies like VDSL2.

As mentioned above, the Government’s UFB Initiative will see the construction of a fibre to the premise (FTTP) network. This network will utilise fibre cables from the exchange to roadside cabinets as well as over the final connection between the roadside cabinets and the end user premise. Typically the FTTP local access network architecture allows for the highest data speeds and capacity which enable high bandwidth end user services such as Internet Protocol Television (IPTV) (whereby television is delivered via the internet or another access network) and high definition video conferencing, which are less effectively delivered over existing copper access networks.

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## Network Overview[5]



Fibre Network
Copper Network
New Telecom Assets
New Chorus Assets
11430
Roadside Cabinets
Including FTTN cabinets
602
Local Exchanges
e.g. Lower Hutt
30
Major Exchanges
e.g. Wellington
2
Auckland Gateways
Takapuna or Whenuapai
FTTN
(Fibre to the Node)
FTTP
(Fibre to the Premise)
Copper
(Existing Copper)
Cell Tower
Access Network
The Access Network connects a home, business or structure to the telecommunications equipment - often a Local Exchange
Regional Backhaul
The Regional Backhaul links the Local Exchanges to the Major exchanges or Core Network
Core Network
The core network (or National Backhaul) is the fibre backbone that links cities to the Auckland gateway
Southern Cross Cable
To international markets
International Transit
Internet traffic is routed via the Auckland gateway and the Southern Cross Cable network to international markets

5 For illustrative purposes only, does not reflect all scenarios.

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3. NEW ZEALAND TELECOMMUNICATIONS INDUSTRY AND REGULATORY ENVIRONMENT

Network Architecture6

Fibre New Telecom Assets

Copper

RSP’s (unbundled) New Chorus Assets

2 Auckland Gateway

30 Major Exchange

602 Local Exchange

11430 Roadside Cabinet

< 20km

< 5km

< 1km

Copper

Existing Copper Network

1. FTTN

Fibre to the Node

Southern Cross Cable

To international markets

2. FTTP

Fibre to the Premise (UFB initiative)

Wireless

Mobile and wireless networks

International Core Network Regional Backhaul

Access Network

Roadside Cabinets

RSP’s

1. Chorus Copper

Fibre

Layer 1 Layer 2 Layer 1

FTTN

Fibre to the Node

2. Chorus Until 2019 Fibre

Fibre

Layer 1 Layer 2 Layer 1

FTTP

Fibre to the Premise (UFB initiative)

6 For illustrative purposes only, does not reflect all scenarios.

70 Telecom 2011

Key telecommunications definitions

Unbundled copper local loop, co-location and backhaul

Unbundled copper local loop (UCLL) services are a group of services that enable retail service providers to directly access a copper access line to deliver phone and internet services via their own equipment.

UCLL access is a service that enables retail service providers access to, and interconnection with, the copper local loop network, including any relevant end-user line in the exchange. The UCLL access service can be used by retail service providers as a building block to provide services to end users for both voice and broadband services. With the UCLL access service the retail service provider is able to use its own equipment without the need to replicate the copper local loop from the local exchange to the end users premise. The retail service provider can also combine the UCLL access service with the services described below to deliver services to end users. UCLL Co-location services allow retail service providers to rent space in or on premises owned by the local access network owner (mainly in exchanges and cabinets), enabling retail service providers to house their telecommunications and, in some cases, IT equipment. Locating this equipment in these premises allows retail service providers to efficiently and cost effectively connect to the local access network using the UCLL access service described above.

Sub-loop unbundling (sub-loop UCLL) services allow retail service providers to connect directly to the roadside cabinet (as opposed to the exchange in UCLL Co-location) owned by the local access network owner to connect and utilise the final local access connection to an end-user premises.

UCLL backhaul services allow retail service providers access and interconnection with the UCLL services mentioned above across the wider local access network, between multiple exchanges and roadside cabinets. Backhaul services do this by giving retail service providers access to transmission capacity in the access network by enabling the aggregation of their traffic between the local exchange or roadside cabinet to the handover point with the retail service providers own network.

UBA

Bitstream access refers to a high speed access link between the exchange and an end user premises that has been installed by the access network owner. This high speed access link enables high speed broadband services to be delivered to the end user through the local access network. Unbundled bitstream access (UBA) services allow retail service providers direct access to the high speed access links and enable them to install their own equipment in the local access network to deliver high speed broadband services, rather than having to utilise the equipment of the access network owner. This is similar in principle to UCLL as the retail service provider does not need to replicate the local loop from the exchange to the end user premises. Enhanced UBA is a higher specification set of equipment and products allowing higher delivery speeds and data transfer rates when compared to UBA.

The Open Systems Interconnection model

The Open Systems Interconnection model (OSI model) can be used as a further way of describing a telecommunications system and is based on layers which subdivide the system from the physical assets in the ground right through to the application on a computer being used by an end user. The model is composed of seven individual layers and each layer builds on the next to enable the transfer of data and information between two or more points in a network. Within the New Zealand telecommunications industry the concept of OSI model layers are used as a basis on which services and products are regulated by the Commerce Commission. Under the regulatory framework New Chorus will provide Layer 1 and Layer 2 copper products, which include UCLL services, UBA services and the new Layer 1 and Layer 2 fibre products resulting from the UFB Initiative.

Layer 1

Layer 1 within the OSI model is classified as the physical layer and within a telecommunications fixed access network this can be considered to comprise copper and fibre cables and co-location space inside exchanges or cabinets. At the physical layer, data is transmitted using electric voltages through copper and pulses of infrared or ordinary light through optic fibre. In the situation where a retail service provider purchases access to physical assets, for example UCLL Co-location or direct fibre access, this is referred to as a Layer 1 product within the OSI model.

Layer 2

Layer 2 within the OSI model is classified as the data link layer and provides the functional and procedural means to transfer data between network entities. Within the telecommunications fixed access network this can be considered to comprise of the Bitstream equipment and services which transmits basic data from one point in the network to another over the Layer 1 physical assets. In the situation where a retail service provider purchases data transfer products, for example copper UBA services and fibre Bitstream products, this is referred to as a Layer 2 product.

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Fixed voice connections

9%

Rest of Market

4%

CallPlus

7%

Vodafone

14%

TelstraClear

66%

Telecom

Fixed broadband connections

14%

Rest of Market

7%

CallPlus

10%

Vodafone

53%

Telecom

16%

TelstraClear

Mobile connections

1%

MVNO

40%

Telecom

46%

Vodafone

13%

2degrees

Source: IDC NZ Telco Tracker, March 2011

3.2 Current New Zealand telecommunications market overview

Aside from Telecom, the principal players in the New Zealand telecommunications market are affiliates of large multinational corporations with substantial resources including TelstraClear and Vodafone and, increasingly, large IT service companies such as HP and IBM. It is expected that competition will continue to intensify, with the prospect of existing participants extending their activities. Smaller competitors in the telecommunications sector are also actively marketing alternative access technologies to consumer and business customers with discounted price based offers.

Competition in the mobile market continues to increase with a third entrant, New Zealand-based 2degrees, and additional mobile virtual network operators (MVNOs) offering services over existing mobile networks. In parallel, there continues to be aggressive retail price competition, with market participants offering bundles of fixed, mobile and data services in an effort to increase market share.

While the Government’s policy of telecommunications regulation has enabled several retail service providers to successfully enter the market, Telecom, as the incumbent, still remains the market leader (by connections) in most market segments, with the exception of the mobile market where Telecom is number two.

The global telecommunications industry continues to evolve with the release of new technologies, convergence with other industries and government regulation, creating both risks and opportunities within the sector. While the fundamental trends affecting the telecommunications industry in New Zealand are similar to those faced by incumbent telecommunications companies globally, the simultaneous major changes in technology and the regulatory regime have heightened risks and opportunities within the sector.

New Zealand has experienced a slow decline in fixed dial-up and fixed voice services. Historically, this decline has been compounded due to the complex regulatory framework within which market participants have to operate and the level of regulatory intervention. In the fixed voice market, declining revenue has historically been driven by price pressure on calling, as the number of access lines has remained relatively stable.

End-users of broadband are demanding increasing bandwidth, driven by the growth in content and applications and the increasing ubiquity of broadband resulting from investment in high quality fixed and mobile broadband networks. As a result, fixed broadband connections have experienced sustained, steady growth as penetration rates increase within the market, with high levels of substitution from dial-up to

72 Telecom 2011

broadband internet. Looking forward, fixed dial-up and fixed voice connections will continue to decline as end-users adopt mobile or another technology such as Skype for their telecommunications needs rather than fixed line calling. This may also result in the end-user ceasing to purchase fixed line services altogether. The rate of fixed-to-mobile substitution to date in general in New Zealand and consequently for Telecom has been relatively modest when compared to global trends which is partly due to Telecom's Telecommunications Service Obligation (TSO) to provide free local calling, due to a number of structural factors associated with the New Zealand local market which will continue post-Demerger and relatively high mobile calling and data pricing.

The mobile segment in New Zealand has historically experienced strong subscriber growth, with a 6% annual growth rate in total mobile connections from Q1 2008 to Q1 2011. However, while mobile subscriber growth in New Zealand has been strong in recent times, the competitive in-market dynamics and entrance of a third operator (2degrees) has resulted in slower growth in total mobile market revenues.

**NZ fixed connections**



2000
1800
1600
1400
1200
1000
800
600
400
200
0
Fixed connections (000s)
CAGR 2008–2011 = (1)%
CAGR 2008–2011 = 12%
CAGR 2008–2011 = (15)%
March 2008
March 2009
March 2010
March 2011
Fixed broadband
Fixed dial-up
Fixed voice

Source: IDC NZ Telco Tracker: March 2008 to March 2011

**NZ mobile revenues/connections**



5.6
5.4
5.2
5.0
4.8
4.6
4.4
4.2
4.0
Mobile connections (m)
580
565
550
535
520
505
490
475
460
Mobile revenue (NZ$m)
CAGR 2008–2001 = 6%
CAGR 2008–2001 = 2%
March 2008
March 2009
March 2010
March 2011
Mobile revenues
Mobile connections
Mobile revenues trend line

Source: IDC NZ Telco Tracker: March 2008 to March 2011

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3. NEW ZEALAND TELECOMMUNICATIONS INDUSTRY AND REGULATORY ENVIRONMENT

3.3 The Government UFB Initiative

In March 2009, the Government announced its UFB Initiative. The essence of the UFB Initiative is to create partnerships between Government and private investors to deploy fibre network infrastructure. The aim is to enable 75% of New Zealanders to be able to access ‘ultra-fast broadband’ (UFB) by 31 December 2019. Premises relating to businesses (excluding home offices), schools, hospitals and health service providers will be prioritised.

CFH was established by the Government as the entity to manage the Government’s investment in the UFB Initiative and is the vehicle for investing approximately NZ$1.35 billion of Government funds. As described in the Invitation to Participate, the Government’s intention was for CFH to establish local fibre companies (LFCs) that consisted of partnerships between CFH and private sector companies to deliver effective rollout of UFB in each of the 33 UFB candidate areas covered by the UFB Initiative. A key requirement of the UFB Initiative is that private sector partners with retail telecommunications businesses cannot hold a majority share in an LFC.

In December 2010, the Government announced that CFH had reached agreement with two bidders to rollout fibre under the UFB Initiative – Northpower Limited in Whangarei and Ultra Fast Fibre Limited (owned by WEL Networks Limited) in Hamilton including Cambridge, and Te Awamutu, Tauranga, New Plymouth, Wanganui, Hawera and Tokoroa. On 24 May 2011, CFH appointed Christchurch City Networks Limited (a subsidiary of Christchurch City Holdings Limited) as its partner for the UFB Network build in Christchurch, Rangiora and Rollerston.

On 24 May 2011, the Government also announced that it had reached agreement with Telecom (the UFB Agreements) under which New Chorus will rollout fibre to the remaining 24 of the 33 UFB candidate areas, covering approximately 70% of the area covered by the UFB Initiative, including Auckland, the eastern and lower North Island and most of the South Island. Telecom’s UFB proposal is based on an alternative structure to the standard LFC partnership model, as CFH was permitted to consider under the Invitation to Participate. CFH has committed to invest up to approximately NZ$929 million in New Chorus in connection with the fibre rollout within the 24 UFB candidate areas awarded to New Chorus (provided that certain build milestones are met and at the election of New Chorus). The UFB Agreements are effectively conditional on the structural separation of Telecom’s retail business from the business that will own and operate the FTTP network (which, after Demerger, will be New Chorus). It is in this context that Telecom is proposing to undertake the Demerger.

New Chorus also has the opportunity to engage in partnering discussions with LFC partners in areas where Telecom was not awarded the UFB contract.

New Chorus (and all other LFC partners) will be required to give open access undertakings in respect of their fibre network. The open access undertakings that will apply to New Chorus if the Demerger proceeds are described below in section 3.6.6.

3.4 The Government Rural Broadband Initiative

In April 2011, Telecom and Vodafone each signed an agreement with the Government to rollout the Rural Broadband Initiative, which will involve the extension of Telecom’s existing fibre infrastructure and the construction of an additional 154 cell towers by Vodafone to meet the Rural Broadband Initiative’s objectives of delivering access to faster broadband for consumers in rural New Zealand on an open access basis. For further information see section 5.5.3.

3.5 Overview of the current regulatory environment

The telecommunications sector in New Zealand is governed principally by the Telecommunications Act, which provides for certain telecommunications services to be regulated by the Commerce Commission. Most services can be regulated under the Telecommunications Act on price and non-price terms, while other services may only have non-price terms determined. The Telecommunications Act also contains the process for the current operational separation of Telecom by way of legally binding Operational Separation Undertakings agreed between the Government and Telecom.

Telecom believes that the New Zealand telecommunications market is currently one of the most extensively regulated telecommunications markets in the world. Telecom is currently subject to the Operational Separation Undertakings, which are designed for a copper-based world served by a vertically integrated incumbent provider of access services. The Operational Separation Undertakings have imposed on Telecom an increasing level of cost, congestion, complexity and customer risk.

Telecom is also subject to certain universal service obligations set out in the TSO Deed, known as the TSO. The obligations imposed under the TSO supersede the corresponding obligations set out in Telecom’s constitution, known as the Kiwi Share Obligations.

Set out below is a brief overview of the key features of Telecom’s Operational Separation Undertakings, Telecom’s obligations under the TSO and the current regulation of telecommunications services under the Telecommunications Act. If the Demerger proceeds, there will be significant changes to the current regulatory regime. These changes are described in section 3.6.

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3.5.1 Operational Separation Undertakings

Telecom’s Operational Separation Undertakings provide for the operational separation of Telecom into a ‘three-box model’. The ‘three-box model’ consists of an access network unit (Chorus), a wholesale unit and a retail unit. Each unit must act at arm’s length from the other units (ie on commercial terms) and, in the case of the access network unit, on a standalone basis.

The Operational Separation Undertakings also provide for the staged implementation of equivalence of inputs requirements on key fixed network access and wholesale services. Broadly, the equivalence of inputs standard requires the same services to be provided to each customer on the same terms and conditions, on the same time scale and to the same service level, using the same systems and processes. Migration plans are in place to implement equivalence of inputs standards on UCLL and SLU services and their associated co-location and backhaul services. These services are described in more detail in section 3.1.

In addition, the Operational Separation Undertakings provide enforceable milestones (amongst other things) for:

• migration of all retail broadband customers to a service using UBA;

• rollout of the FTTN network; and

• acceleration of the migration of Telecom’s customers off the PSTN by 31 December 2020.

The Commerce Commission may take action in the courts in relation to breaches of the Operational Separation Undertakings. Such action could result in Telecom being subject to substantial fines.

The Independent Oversight Group also monitors Telecom’s compliance with the Operational Separation Undertakings. If the Demerger proceeds, the Operational Separation Undertakings will be revoked and the Independent Oversight Group will be disestablished.

Telecom has agreed five significant and complex variations to the Operational Separation Undertakings with the Government to date. If the Operational Separation Undertakings remain in force, Telecom expects that further variations will continue to be sought, but whether they would be granted is uncertain.

3.5.2 Accounting separation

Until this year, Telecom was required to prepare and disclose information about the operation and behaviour of its network, wholesale and retail activities as if they were operated as independent or unrelated companies. Accounting separation has now been repealed by the Telecommunications Amendment Act.

3.5.3 Telecommunications Service Obligation

Telecom is subject to certain universal service obligations, which arise pursuant to the TSO Deed and certain provisions in Telecom’s constitution describing the rights and obligations attaching to the Kiwi Share (known as the Kiwi Share Obligations). Broadly, these require Telecom to:

• ensure that residential access continues to be made widely available;

• provide free local and emergency calling;

• limit local residential telephone service price increases to the rate of increase in the consumer price index; and

• ensure that line rentals for local residential telephone services in rural areas are not higher than the standard rental.

The Telecommunications Amendment Act implements a number of TSO policy changes, including amendments to the methodology used to assess the net cost of complying with the TSO, which determines the compensation paid to Telecom for providing the services required under the TSO. The Government has stated that, based on this new methodology, it estimates Telecom’s loss from meeting the TSO to be zero, and therefore no such compensation will be paid to Telecom. These changes will be made regardless of whether the Demerger proceeds.

3.5.4 Regulated services

A brief description of the current regulation under the Telecommunications Act applying to some of the key services provided by Telecom is set out below. If the Demerger proceeds, the pricing regime applying to these services will be substantially changed (as detailed in section 3.6.6). If the Demerger does not proceed, these changes will not occur. A description of the post-Demerger regulatory regime is set out in section 3.6.

• Unbundled copper local loop (UCLL), co-location and backhaul services: The pricing of the UCLL group of services is regulated by the Commerce Commission under published Standard Terms Determinations. The current pricing for the monthly rental for the UCLL service is based on benchmarking by the Commerce Commission against prices for similar services in comparable countries and is de-averaged (ie a lower price in urban exchanges and a higher price in non urban exchanges). The associated co-location and backhaul services are also regulated.

• Sub-loop unbundling (SLU) services: The pricing of the SLU group of services is regulated by the Commerce Commission under the published Standard Terms Determination. The SLU services’ pricing has the same urban and non urban split as UCLL. There are also associated co-location and backhaul regulated services.

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- **Unbundled Bitstream Access (UBA) services:** The pricing of the UBA and associated UBA backhaul services is regulated by the Commerce Commission under the published Standard Terms Determination. The pricing methodology for the UBA service is the retail price minus a discount, benchmarked against discounts in comparable countries. For naked UBA services, there is a contribution to the costs of Telecom's local loop network that Telecom would usually recoup from an end user of its local access and calling service, as determined by benchmarking against comparable countries.

**Resale services investigation:** The Minister for Communications and Information Technology has recently accepted the Commerce Commission's recommendations that the potential for resale regulation should be scaled back in areas where there is effective competition and that the following should occur:

- de-regulation of resold broadband and data services;
- removal of regulation of bundled resale offerings; but
- continued regulation of resold local access and calling services and parts of bundles.

**Mobile co-location:** The Commerce Commission has recommended that the price for mobile co-location service should not be regulated but has determined the non-price terms on which parties could co-locate on each other's towers, including the levels of interference that co-locators are able to cause existing operators, when existing operators can be required to minimise or replace antenna and what space existing operators can forecast for future use.

**Mobile termination rates:** Mobile termination rates for fixed-to-mobile, and mobile-to-mobile, calls have been regulated. The initial basis for regulation, the initial pricing principle, is a product of benchmarking against the costs of providing similar services in comparable countries that use a forward looking cost based pricing methodology. Termination rates for texts (or short message service) have been reduced to a very low nominal charge.

## 3.6 The proposed regulatory framework

The Telecommunications Amendment Act was enacted on 30 June 2011. It establishes a substantially revised regulatory regime that will apply to New Telecom and New Chorus upon Demerger. It also includes certain regulatory changes that will take effect irrespective of whether the Demerger proceeds.

The Telecommunications Amendment Act supports and facilitates the Demerger with respect to a number of key matters, and is described in further detail below at section 3.6.3.

If the Demerger proceeds, the Telecommunications Amendment Act will provide an opportunity for regulatory simplification and certainty, which is a key reason for Telecom proposing to undertake the Demerger.

### 3.6.1 Regulatory framework changes

The table below highlights the key elements of the regulatory framework that would change upon Demerger. In the event that the Demerger does not take place, the current regulatory framework will remain in place, except for the accounting separation requirements and the TSO compensation reforms, each of which is discussed further below.

| | Pre-Demerger | Post-Demerger[1] | |
|---|---|---|---|
| | Telecom | New Telecom | New Chorus |
| **Operational Separation Undertakings 'three box' model[1]** | Yes | N/A | N/A |
| **Accounting separation** | Yes (but recently removed by the Telecommunications Amendment Act) | No | No |
| **Independent Oversight Group** | Yes | No | No |
| **Ownership restrictions** | Yes | No | Yes |
| **Open access undertakings[2]** | N/A | No | Yes |
| **Obligations under the TSO[3]** | Yes | Yes | Yes |
| **Line of business restrictions[4]** | No | No | Yes |
| **Oversight of transitional and long term sharing and commercial arrangements between New Chorus and New Telecom** | N/A | Yes | Yes |

1. The pre-Demerger and post-Demerger regulatory frameworks set out above are subject to any further regulation or changes to existing regulation. The 'pre-Demerger' regime will also apply if the Demerger does not proceed.
2. The three box model is defined as the separation of the Chorus, Wholesale and Retail business units as per the Operational Separation Undertakings.
3. The new open access deeds of undertakings are primarily aimed at holding the principles of non-discrimination and equivalence. The draft open access deeds of undertakings currently provide that New Chorus is not required to have separate business units.
4. The Telecommunications Amendment Act requires a review of the TSO in 2013.
5. There is a transitional line of business restriction prohibiting New Telecom from purchasing UCLL for three years.

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3.6.2 Removal of significant regulatory burden

If the Demerger proceeds, operational separation and all migration milestones under the Operational Separation Undertakings across all parts of Telecom will be revoked from the close of the day before the Demerger Date. However, New Chorus will be required to continue to deliver key legacy services (for example, UCLL) to an equivalence of inputs standard (ie to provide the same service to all customers on the same terms and conditions and to the same service level).

In contrast to the Operational Separation Undertakings ‘three box model’, upon Demerger the draft deeds of undertakings currently provide that there would be no obligation for New Telecom or New Chorus to have in place separate business units for operational or reporting purposes. Further, accounting separation and the requirement for Telecom to publish regulatory financial statements (for copper or fibre) have been removed under the Telecommunications Amendment Act.

The removal of this regulatory burden will significantly simplify the business operations of both New Telecom and New Chorus and is expected to substantially reduce the cost and complexity of compliance when compared to the current regulatory environment.

The Commerce Commission’s normal role of monitoring, investigating and regulating telecommunications services and overseeing general competition obligations under the Commerce Act and the Telecommunications Act will continue. However, the changes made by the Telecommunications Amendment Act will prevent the Commerce Commission from requiring the unbundling of Layer 1 point to multi-point until after 31 December 2019 so long as there is a binding undertaking in force (which is anticipated to be the case in the form of the open access undertakings). Other UFB services may be regulated in the future.

3.6.3 The new regulatory framework

Amongst other things, the Telecommunications Amendment Act:

• revokes and replaces the current ‘three box’ operational separation of Telecom on Demerger with separate demerged entities and removes the Operational Separation Undertakings, which currently require the operational separation of Telecom into network (Chorus), wholesale, and retail business units and the associated migration milestones;

• removes the Independent Oversight Group that monitors Telecom’s compliance with respect to the Operational Separation Undertakings;

• removes the ownership restrictions on New Telecom. Equivalent ownership restrictions will be put in place for New Chorus;

• introduces open access undertakings for New Chorus with respect to its copper and fibre networks and Rural Broadband Initiative products. These undertakings contain non-discrimination and equivalence of inputs requirements. Broadly, non-discrimination requires New Chorus not to treat access seekers or itself differently unless those differences are objectively justifiable and do not harm, or are unlikely to harm, competition. Equivalence broadly requires New Chorus to treat itself and all access seekers the same;

• introduces ‘line of business’ restrictions on New Chorus, prohibiting New Chorus from providing services to end-users (a register of non-end-users will be kept by the Commerce Commission), from selling services linking two or more end customer sites and from participating in services above Layer 2;

• introduces oversight of the transitional and long term commercial arrangements between New Telecom and New Chorus to ensure that these arrangements are on arm’s length terms, unlikely to harm competition, and ensure the protection of confidential commercial and customer information;

• provides the framework and the legislative vehicle for implementing the Rural Broadband Initiative and the UFB Initiative;

• triggers a number of changes to the regulated pricing of key legacy copper services that Telecom provides and which will be transferred to New Chorus on Demerger, including UCLL and UBA pricing;

• implements the Government’s TSO reforms that were proposed well in advance of the outcome of the Rural Broadband Initiative and the UFB Initiative;

• provides for a review of the obligations under the TSO in 2013; and

• provides for a review of the telecommunications regulatory framework to be commenced no later than September 2016, with best endeavours to complete the review no later than 31 March 2019.

If the Demerger does not proceed, the substantive provisions of the Telecommunications Amendment Act which relate to Telecom and the Demerger will not take effect (other than the provisions relating to accounting separation, the requirement for which has already been removed, and the TSO compensation reforms, each of which is discussed below).

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3.6.4 Regulatory compensation

The Network Infrastructure Project Agreement (NIPA) with CFH provides for the application of compensation mechanisms for New Chorus if, during the term of the NIPA, the Government makes specified changes to the regulatory regime for fibre which causes actual costs or a loss of value for New Chorus. Compensation is provided via adjustments to contractual obligations (up to a value of NZ$350 million) under the regulatory compensation mechanism. However, CFH cannot be required to pay any additional cash amounts over and above the approximately NZ$929 million investment to which New Chorus is expected to have access.

3.6.5 Changes relevant to both New Telecom and New Chorus

Telecommunications Service Obligation

The TSO is the regulatory mechanism by which universal service obligations for residential, local access and calling services are imposed and administered. If the Demerger proceeds, Telecom’s obligations under the TSO will be retained, but are intended to be split between New Telecom and New Chorus as follows:

• New Chorus will be required to maintain lines and coverage obligations;

• New Telecom will be required to provide retail services at the capped retail prices; and

• underlying pricing arrangements are intended to enable New Telecom to provide retail services within the relevant price caps.

The Government is required under the Telecommunications Amendment Act to commence a comprehensive review of the TSO at the start of 2013. This review will take into account, amongst other things, changes to the telecommunications sector that have arisen from the rollout of new infrastructure and facilities and the impact of this on the TSO arrangements, the continued need and relevance of the TSO arrangement, the practicality of adopting a universal service obligation (rather than a provider-specific TSO arrangement), the impact of the TSO funding arrangements and related regulatory issues. The review is required to be completed by the end of 2013. There is no guarantee or certainty of the outcome with respect to any of the items covered within the TSO review.

The Telecommunications Amendment Act also introduces the telecommunications development levy, which is an industry levy of NZ$50 million per year between FY10 and FY16 and NZ$10 million each year thereafter (adjusted for CPI) to be paid by certain market participants. The levy can be used to pay for any TSO charges, non-urban telecommunications infrastructure, upgrades to emergency calling and other wide purposes so long as a consultation process is followed.

Following the Demerger, both New Chorus and New Telecom will be liable for annual telecommunications development levy payments. The amount payable by each liable person (including New Chorus and New Telecom) will be determined by the Commerce Commission based on the proportion of revenue that each liable person receives from telecommunications services offered by means of a public telephone network.

The telecommunications development levy and the TSO review detailed above will proceed whether or not the Demerger occurs. Cabinet papers state that, under structural separation, without averaging UCLL, New Telecom would be left with an obligation to sell a retail residential telephone service at an averaged price across New Zealand, but purchase its main input cost from New Chorus at a de-averaged price. That would risk making the TSO unsustainable.

Ownership restrictions

The Kiwi Share will be converted to an ordinary share in Telecom prior to the Demerger occurring. The ownership restrictions currently embodied in the Kiwi Share will not apply to New Telecom. Equivalent ownership restrictions will, however, apply to New Chorus. Further details on the Kiwi Share Conversion mechanism and the ownership restrictions that will apply in respect of New Chorus are set out in sections 4.6, 4.7 and 11.25.

Transparency of asset split and oversight of transitional and long term sharing arrangements

The Telecommunications Amendment Act requires Telecom to prepare an asset allocation plan, which must specify how the assets and liabilities of Telecom will be allocated between New Telecom and New Chorus and must also specify the key terms of all intended material sharing arrangements between New Telecom and New Chorus. The Telecommunications Amendment Act also provides for Commerce Commission oversight of certain ongoing sharing arrangements between New Telecom and New Chorus. Further detail regarding the Asset Allocation Plan and the Commerce Commission oversight of certain sharing arrangements is set out in sections 10.1.1 and 10.1.3.

3.6.6 Specific New Chorus regulation

Open access deeds of undertaking

New Chorus will be bound by new open access deeds of undertaking which represent a series of legally binding obligations focused around non-discrimination and equivalence for existing copper services, UFB Initiative services and Rural Broadband Initiative services (being, respectively, the Copper Undertakings, the Fibre Undertakings and the Rural Broadband Initiative Undertakings).

78 Telecom 2011

The content of the undertakings are prescribed in the Telecommunications Amendment Act. All three deeds of undertakings were submitted and published for consultation in July 2011, along with deeds of undertakings for other LFCs. As at the date of this Booklet, this consultation process is continuing and final approval of the deeds of undertakings by the Minister for Communications and Information Technology is pending. Accordingly, the final content of the deeds may change.

Draft Copper Undertakings

Within the draft Copper Undertakings, New Chorus is obliged to supply the existing regulated Layer 1 services (ie UCLL, UCLL Co-location and UCLL Backhaul services) using the legacy copper access network on an equivalence of inputs basis. New Chorus is obliged to supply UBA Layer 2 services in a bundle with local access and calling and if it supplies the following it must do so on a non-discriminatory basis (ie in the supply of the relevant service New Chorus must not treat access seekers, including itself, differently unless those differences are objectively justifiable and do not harm, or are unlikely to harm, competition):

• the wholesale services that are supplied using, or provide access to, the unbundled elements of the legacy access network;

• the UBA Backhaul services; and

• Baseband and UCLFS (see Introduction of Chorus’ Unbundled Copper Low Frequency Service (UCLFS) and Baseband, below).

The draft Copper Undertakings also include, amongst other things, provision for reporting breaches, certification of compliance, treatment of commercial information and customer confidential information, and internal audit processes. There is also a requirement on New Chorus to commit to a reasonable plan containing timeframes for the transition to end sharing arrangements as set out in section 10.1.3.

Draft Fibre Undertakings

Within the draft Fibre Undertakings, New Chorus must achieve non-discrimination in relation to the supply of wholesale services that are provided using, or that provide access to, unbundled elements of the fibre network. New Chorus is obliged to ensure that it designs and builds the UFB Network in a way that enables, and achieves, equivalence in relation to the supply of unbundled Layer 1 services from 1 January 2020.

The draft Fibre Undertakings also include, amongst other things, provision for reporting breaches, certification of compliance, treatment of commercial information and customer confidential information, and internal audit processes.

Draft Rural Broadband Initiative Undertakings

The draft Rural Broadband Initiative Undertakings require New Chorus to achieve non-discrimination in relation to the supply of Rural Broadband Initiative services, which use a network constructed with Crown funding under the Rural Broadband Initiative contract. If the Rural Broadband Initiative service is a service required to be provided on an equivalence of inputs basis under the draft Copper or Fibre Undertakings when it is delivered over a network regulated by either of those undertakings, then the Rural Broadband Initiative service must also be delivered on an equivalence of inputs basis. The draft Rural Broadband Initiative Undertakings also include, amongst other things, provision for reporting breaches.

Line of business restrictions

Under the regulatory package, line of business restrictions will apply to New Chorus. These are set out in the Telecommunications Amendment Act and in the New Chorus draft open access undertakings.

New Chorus will be prohibited from providing services to end-users. The Commission will maintain a register of non-end-users (based on set criteria contained in the Telecommunications Amendment Act) to which New Chorus can supply services. The Telecommunications Amendment Act also prevents New Chorus from selling services that link two or more end customer sites, and provides for a further restriction to be included in every New Chorus undertaking prohibiting New Chorus from participating in services above Layer 2.

Changes to copper regulated pricing

UCLL and SLU pricing

UCLL and SLU prices are currently geographically de-averaged, as described in section 3.5.4. However, the Telecommunications Amendment Act requires that the prices be geographically averaged three years after the Demerger Date. The Commerce Commission will be responsible for determining the averaged UCLL and SLU prices and is required to make reasonable efforts to determine the geographically averaged price before the Demerger Date. The Commerce Commission has also decided to update its de-averaged UCLL prices at the same time. The initial pricing principle for both averaged and de-averaged UCLL prices is benchmarking against prices for similar services in comparable countries that use a forward-looking cost-based pricing method. The Commerce Commission has commenced the process for determining the geographically averaged and de-averaged UCLL and SLU prices. The level of the UCLL and SLU prices is not certain. Regulation may either raise or lower copper prices. Lower UCLL prices may negatively impact on the financial performance of New Chorus and also potentially result in lower uptake of fibre. Higher prices may negatively

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impact on the financial performance of New Telecom, while New Telecom could also be adversely affected if the Commerce Commission’s review of UCLL pricing results in a steeper fall in the de-averaged urban UCLL price than in the averaged UCLL price. Depending on the process used by the Commerce Commission, a pricing review using a total service long run incremental cost (TSLRIC) methodology could be available following the re-setting of prices.

UBA pricing

If the Demerger proceeds, New Chorus will be responsible for providing UBA services. For three years from the Demerger Date, the price for UBA services will be ‘frozen’ for existing instances of UBA at the lower of the price set out as in the Standard Terms Determination on the day before the Demerger Date and the price that applies under the UBA Standard Terms Determination at 30 June 2011 (both of which are based on the current retail-minus methodology). For new instances of the naked UBA service the price will include the geographically averaged UCLL input.

The Commerce Commission has recently completed its competition review of the UBA service and has concluded that no areas should be de-regulated at this stage so, accordingly, the status quo remains. The Commerce Commission noted in that decision that it will not be undertaking further reviews in the UBA markets as the transitional requirements in the Telecommunications Amendment Act prevent it from reviewing the UBA Standard Terms Determination under section 30R of the Telecommunications Act for three years from the Demerger Date. The Commerce Commission must review the UBA Standard Terms Determination before the Demerger Date for the purpose of making any changes that may be necessary to implement a geographically averaged price from the close of the day before the Demerger Date.

The Commerce Commission has commenced the process for determining the averaged UBA price. The Commerce Commission has also commenced the process to review the geographically averaged and de-averaged UCLL price. Any changes to the UCLL price may have an impact on the naked UBA price, as the UCLL price is an input to the naked UBA price.

From three years after the Demerger Date, the UBA price will transition to a cost-based pricing methodology. This transition may result in lower regulated UBA prices.

The initial pricing principle that the Commerce Commission will apply three years after the Demerger Date is the price of the geographically averaged UCLL/SLU services plus benchmarking of the ‘additional costs’ to create the UBA service against prices in comparable countries that use a forward-looking cost-based pricing method. While the cost based price will not apply until three years from the Demerger Date, the Commerce Commission must make reasonable efforts to review the UBA standard terms determination within 12 months of the Demerger Date to implement the initial and final pricing principles from three years after the Demerger Date. A final pricing review using the price of the geographically averaged UCLL/SLU services plus TSLRIC of the ‘additional costs’ to create UBA will also be available.

3.6.7 Introduction of New Chorus’ Unbundled Copper Low Frequency Service (UCLFS) and Baseband

In order to meet TSO requirements, New Chorus will make available a technology neutral voice input service on a commercial basis. This service is known as Baseband. The pricing of a subset of the Baseband service – UCLFS (a voice input service offered over the copper access network) – will be determined by the Commerce Commission.

The initial pricing methodology for UCLFS will be the geographically averaged price for New Chorus’ full UCLL service if it is taken on a standalone basis or, in the case where a person is also purchasing Chorus’ UBA service for that line, the cost of any additional elements of Chorus’ local loop network that are not recovered in the price for Chorus’ UBA service. The final pricing principle is the same except the cost of any additional elements of Chorus’ local loop network that are not recovered in the price for Chorus’ UBA service are calculated using a TSLRIC methodology.

The UCLL Co-location and UCLL Backhaul service descriptions under the Telecommunications Amendment Act allow those services to be used for the purposes of providing access to, and interconnection with, both Chorus’ UCLL service and Chorus’ UCLFS.

3.6.8 Resale

New Chorus will act as sole agent for resale of voice services to access seekers under the Copper Undertakings. However, the resale of New Telecom’s local access and calling services remain capable of being regulated in the future under the Telecommunications Act. No regulatory determination applying the regulated resale service descriptions in the Telecommunications Act have had to be made for some time (but resale services were caught within the Operational Separation Undertakings). The scope of potential resale regulation is reduced by the Telecommunications Amendment Act due to the removal of resold broadband services and bundles from the potential scope for regulation. However, scope for future regulation in relation to the resale of New Telecom’s local access and calling services remains in the Telecommunications Act. The existing regulated resale service descriptions will be retained with some adjustment to the pricing principles so that these services will not recover costs already recovered through the new UBA pricing principles that take effect three years after the Demerger Date.

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3.6.9 Specific New Telecom regulation

Post-Demerger, the Operational Separation Undertakings will no longer be applicable to New Telecom and, with a limited number of exceptions, New Telecom will be unregulated in fixed services under the Telecommunications Amendment Act. The exceptions include the following items:

• Retail price capped residential local calling and access obligations under the TSO which will be reviewed in 2013.

• New Telecom could become subject to new regulation under the Telecommunications Act (eg in relation to the resale regulation of local access and calling services and interconnection, or future regulatory issues that could arise).

• A three year restriction on the purchase of UCLL.

The mobile and number portability regulation that currently applies to Telecom will continue to apply following the Demerger, including the regulation of mobile termination rates.

3.6.10 Other changes under the Telecommunications Amendment Act

Review of existing Standard Terms Determinations

The Telecommunications Amendment Act contains provisions for the Commerce Commission to review the existing Standard Terms Determinations for the UCLL group of services, SLU group of services and UBA group of services to implement amendments contained within the Telecommunications Amendment Act related to pricing and other changes required as a result of Demerger.

Property

The Telecommunications Amendment Act creates a new statutory right of access to multi-dwelling units, eg buildings containing more than one premises, for all parties deploying fibre networks.

With regard to the Demerger, various amendments have been made to the legislative framework to ensure that New Chorus has the same statutory powers Telecom had to access the infrastructure and undertake works. Amendments have also been made to ensure that land transferred to New Chorus does not trigger provisions in the Public Works Act 1981 which require land to be offered to its original owners.

Mobile and other regulation

There will be no significant changes to other existing regulated services in the Telecommunications Act and any relevant determinations as a result of the Demerger (ie mobile co-location, mobile termination rates, mobile roaming and number portability).

There will be minor changes to the PSTN interconnection, which will be amended to cover all fixed PSTNs and not just Telecom’s.

Telecommunications regulatory framework review

The Telecommunications Amendment Act provides for a review of the telecommunications regulatory framework commencing before 30 September 2016 and, with best endeavours to complete the review by no later than 31 March 2019. The review must take into account the market structure and technology developments and competitive conditions in the industry at the time of the review, including the impact of fibre, copper, wireless and other telecommunications network investment. The review must consider whether the existing regulatory framework is most effective to promote competition and the legitimate commercial interests of access providers and seekers, to support innovation, and to encourage efficient investment.

3.6.11 Other regulatory and legislative requirements

Both New Telecom and New Chorus will also continue to be subject to other legislative requirements such as the requirements of the Commerce Act, Fair Trading Act 1986, Copyright Act 1994 and Telecommunications Carrier Forum codes of conduct. Both New Telecom and New Chorus will also be subject to the Telecommunications (Interception Capability) Act 2004 which requires network operators to ensure that every public telecommunications network that they own, control, or operate, and every telecommunications service that they provide in New Zealand, has interception capability meeting the specifications set out in that Act. The Minister of Justice has the power to grant exemptions under the Telecommunications (Interception Capability) Act. The requirements under the Telecommunications (Interception Capability) Act have the potential to drive significant compliance costs into both entities.

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UFB Initiative and Agreements with Crown Fibre Holdings

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Section 4 – UFB Initiative and Agreements with Crown Fibre Holdings

4.1 Introduction

The Government’s UFB Initiative aims to rollout the UFB fibre-to-the-premise (FTTP) network to 75% of New Zealanders over 10 years and to maximise connections to the UFB Network. The agreements providing for New Chorus’ participation in the UFB Initiative are effectively conditional on Telecom implementing the Demerger. Together, these documents are known as the UFB Agreements and include:

• the Interim Period Agreement (IPA);

• the Network Infrastructure Project Agreement (NIPA);

• the Deed of Operational and Governance Undertakings;

• the Subscription Agreement; and

• the New Products Commitment Agreement (NPCA).

The following documents are also fundamental to the arrangements between Telecom and CFH for the purposes of Telecom’s participation in the UFB Initiative:

• the Wholesale Services Agreement (WSA); and

• the Kiwi Share Conversion Deed.

A summary of each of these documents is provided below.

4.2 Interim Period Agreement (IPA)

The IPA governs the contractual arrangement between Telecom and CFH for the interim period, being the period beginning on 24 May 2011 and ending on the Demerger Date (which must occur by 1 July 2012). Broadly, the IPA covers the following matters:

• consultation and disclosure obligations with CFH during the interim period;

• obligations relating to the financial position of New Chorus post-Demerger;

• timetable milestones for the Demerger;

• processes for finalising the WSA and the Fibre Undertakings;

• obligations relating to the conversion arrangements for the Government’s Kiwi Share in Telecom;

• other process matters relating to the Demerger, including the Government’s investment through CFH; and

• termination rights for CFH and Telecom during the interim period (and costs reimbursement obligations in certain circumstances).

4.2.1 Key terms of the IPA

New Chorus’ financial position

Telecom must ensure that the financial position of New Chorus, immediately after the Demerger, will not be likely to materially adversely affect CFH’s rights under the UFB Agreements (or the WSA Reference Offer) or the ability of New Chorus to perform any material obligations under the UFB Agreements (or the WSA Reference Offer). If this requirement is not met, CFH will be entitled to terminate the IPA. Initially, CFH will make this assessment based on the information disclosed in this Booklet and the Debt Prospectus, but the termination rights can also be triggered by any differences from the financial position disclosed in this Booklet and the Debt Prospectus (and Telecom has a positive obligation to notify CFH of any matter or event that could reasonably be expected to be relevant to this assessment).

Telecom must also ensure that New Chorus’ interest bearing debt immediately after the Demerger does not materially exceed 300% of New Chorus’ forecast EBITDA for FY12. Telecom is to provide CFH with a directors’ certificate that these requirements are met and, if this certificate is not provided, CFH will be entitled to terminate the IPA.

Crown funding of CFH

CFH has provided written confirmation to New Chorus that the Government has agreed to provide equity funding to CFH for the purposes of CFH performing its investment obligations under the Subscription Agreement, and this confirmation includes commitments by CFH not to vary these equity funding arrangements without Telecom’s approval.

I PA termination rights

The IPA sets out a number of grounds on which both Telecom and CFH can terminate the IPA (and, in some cases, termination of the IPA also results in termination of the NIPA).

The IPA (and the NIPA) will terminate automatically if:

• Demerger does not occur by 1 July 2012; or

• there is a ‘No’ vote by Telecom Shareholders on the Demerger Resolution (in these circumstances, the IPA will terminate 20 business days after the date of the Shareholder Meeting, unless there is a reasonable prospect of a subsequent ‘Yes’ shareholder vote being obtained prior to 1 July 2012).

If the IPA is terminated automatically, Telecom will pay CFH NZ$11 million as costs reimbursement; but any network assets built by Telecom prior to termination of the IPA remain in Telecom’s ownership (but Telecom does not have the right to call for CFH to subscribe for CFH Securities in respect of any Premises passed to that date).

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In addition to these automatic termination events, the IPA may also be terminated by CFH in certain other circumstances (and NZ$11 million as costs reimbursement will generally be payable by Telecom to CFH). These circumstances include:

• if the requirements relating to New Chorus’ financial position described above are not met;

• if Telecom does not execute or deliver documents when required under the IPA;

• if certain ‘prescribed occurrences’ occur (eg an insolvency event);

• if the WSA or the Fibre Undertakings are not finalised in accordance with the process for these;

• if CFH reasonably believes (after consultation with Telecom) that there is not a reasonable prospect of Demerger occurring before 1 July 2012.

Telecom has more limited rights to terminate the IPA. Telecom also does not have a general termination right if it believes that the Demerger will not occur by 1 July 2012 (including if Telecom considers during the interim period that a ‘Yes’ vote is increasingly unlikely), but in these circumstances CFH may be required to exercise its termination right at Telecom’s request.

4.3 Network Infrastructure Project Agreement (NIPA)

The NIPA governs the contractual arrangement between New Chorus and CFH relating, in general, to the design, build, delivery and operation of the UFB Network, and applies to the 24 UFB candidate areas awarded to Telecom by CFH.

The parties to the NIPA are CFH and Telecom, although Telecom’s rights and obligations will be transferred to New Chorus as a consequence of the Demerger. The NIPA was signed on 24 May 2011 and will continue until the later of: (i) the completion by New Chorus of the design and build obligations imposed by the NIPA; or (ii) 31 December 2019. More specifically, the NIPA covers the following matters:

• the design, build and operation of a fibre fixed line network in the 24 UFB candidate areas awarded to Telecom by CFH;

• governance of the New Chorus fibre network business (including CFH’s role in the governance of the fibre network business);

• the delivery of specified Layer 1 and Layer 2 services and products on the UFB Network at specified prices;

• commitments to prioritising the fibre network (including obligations to promote fibre and support fibre uptake and restrictions on copper services and products); and

• commitments relating to partnering (or similar) arrangements with local fibre companies (LFCs) in other UFB candidate areas.

4.3.1 Key terms of the NIPA

UFB Network – design, build and operation

Under the NIPA, Chorus (after Demerger, New Chorus) will design, build, own and operate the UFB Network, which comprises both new infrastructure deployed under the NIPA and Telecom’s existing fibre infrastructure existing as at 24 May 2011.

The design and build of the UFB Network comprises two components:

• communal infrastructure (which will deliver fibre past Premises); and

• the connection of Premises to the communal infrastructure as dictated by demand, with New Chorus meeting the cost of standard residential connections (including the network equipment in the end-user’s Premises and in the exchange to enable service delivery).

The communal infrastructure will be built according to annual build milestones and must be complete by no later than 31 December 2019. Initial deployment of the communal infrastructure (to 2015), will focus on priority users (Premises relating to businesses (excluding home offices), schools, hospitals and health service providers). In addition:

• Telecom must deliver the UFB Network in accordance with best industry practice and so that all Premises in the area covered by the NIPA are passed (essentially, capable of connection);

• Telecom must also deliver the UFB Network in a way that meets agreed technical requirements and performs in accordance with agreed service levels;

• the design, build and delivery of the UFB Network must enable providers of fibre access services to purchase Layer 1 services on an ‘equivalence of inputs’ (EOI) basis after 1 January 2020, and New Chorus’ operational support systems and business support systems must also be capable of supporting EOI from 1 January 2020;

• the UFB Network must be able to interoperate successfully with interconnected networks;

• no modifications can be made to any part of the Network that are inconsistent with the NIPA, except with CFH’s approval; and

• New Chorus will continually plan for the evolution of the UFB Network and appropriate operational and maintenance services and seek to improve its performance as measured against the agreed service levels.

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The deployment of the new infrastructure (and the integration of Telecom’s existing fibre infrastructure with the new infrastructure) and the development of fibre services will be implemented in accordance with deployment plans (which comprise a master network deployment plan (covering the period from 1 July 2012 to 31 December 2019)), together with annual network deployment plans and system and product plans:

• network deployment plans will address order, commencement and completion date of the network deployment for the UFB candidate areas;

• system and product plans will address performance milestones for fibre products’ delivery and development and implementation of various systems and processes relating to the network and fibre products;

• generally, the deployment plans are intended to be agreed between New Chorus and CFH, but CFH has final approval for specified matters if any plan is not agreed within set timeframes.

Performance milestones and service levels

The deployment of the UFB Network will also be subject to geographic performance milestones (which will be set as part of the annual deployment planning process). If New Chorus does not meet a performance milestone, it will generally be required to pay liquidated damages to CFH. The liquidated damages are payable under a detailed regime provided for in the NIPA but, in very general terms, involve daily liquidated damages for individual breaches, a higher level of liquidated damages for ongoing or recurring breaches (generally, over a 6 month period, referred to as an ‘Aggregate Breach’). More serious ongoing or recurring breaches (generally, over a period of 12 months) can also lead to a Material Breach of the NIPA.

The deployment of systems and products on the UFB Network is also subject to performance milestones (the timeframes for which will be set in the systems and product deployment planning process). Liquidated damages will also be payable for failure to meet these performance milestones, and ongoing failure to meet specified ‘core’ performance milestones (over a period of 6 months) can also lead to a Material Breach of the NIPA.

New Chorus’ operation of the network is also subject to agreed service levels for provisioning (ie connection of customers within agreed periods), service availability (ie restoration of service) and connection of retail service providers to the UFB Network. If New Chorus does not meet a service level, it will generally be required to pay service default payments to CFH. These payments are payable under a detailed regime provided for in the NIPA but, in very general terms, involve payments for individual failures to meet service levels and a higher level of payments for ongoing or recurring failures to meet service levels. More serious ongoing or recurring breaches can also lead to a Material Breach of the NIPA.

Liquidated damages and service default payments are not payable in specified circumstances (eg if the failure was due to a force majeure event) and in these circumstances New Chorus will be entitled to a reasonable extension of the relevant performance milestone (with any disputes on any such extension subject to expert determination).

UFB Network governance

The NIPA allocates various decision-making rights over the term of the NIPA between CFH and New Chorus through the creation of certain governance committees/roles. The following individuals and groups have varying roles in relation to the design and build aspects of the UFB Network, New Chorus’ fibre business plan and the resolution of disputes relating to the Fibre Commitments (see below for further information about the Fibre Commitments):

• ‘Relationship Managers’, for each of New Chorus and CFH, to act as a first point of contact for communications relating to the provision of the design, build, and operational and maintenance services of the UFB Network;

• the ‘Project Control Group’ (four members, two representatives from each of New Chorus and CFH) to oversee the technical, project management and operational issues relating to the design and build of the UFB Network by New Chorus;

• the ‘Steering Committee’ (up to seven members, three representatives from each of New Chorus and CFH and one independent person agreed between Chorus and CFH as chairperson), to oversee all material matters in relation to New Chorus deploying and operating the UFB Network; and

• the ‘Senior Committee’ (three members – the chairpersons of each of New Chorus and CFH and the chairperson of the Steering Committee), responsible for overseeing the decision-making rights around the Fibre Commitments and Chorus’ fibre business plan where agreement cannot be reached by the Steering Committee and the New Chorus Board.

In addition, following Demerger:

• CFH will be entitled to nominate one person to be an independent director of New Chorus. New Chorus will consider this nominee in good faith, but the appointment and removal of any such nominee as a director of New Chorus will be made in accordance with law and New Chorus’ ordinary process for director appointments and removals; and

• New Chorus must consult with CFH on the appointment of the senior executive responsible for fibre business, and gain CFH’s consent for the replacement of certain key personnel.

Within agreed limits, the decision making rights around New Chorus’ Fibre Business Plan (investment in the UFB Network beyond the contracted specifications, promotion of the

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network and behavioural like obligations in respect of Chorus engagement with retail service providers) are ultimately the responsibility of the Senior Committee. The agreed limits are as follows, and any amount outside these agreed limits is the responsibility of the New Chorus Board:

• the expenditure on these items must satisfy a ‘fibre only operator’ business case test;

• the expenditure on those items must, in aggregate, fall within a NZ$10 million cap (but this cap does not apply to spend on next generation passive optical network (PON), which is only subject to the business case test); and

• those items cannot require Chorus to do things that go beyond what it is required to do under the Fibre Commitments.

The New Chorus Board may overrule a Senior Committee decision on items in the Fibre Business Plan on the grounds that the expenditure falls outside the limits referred to above, but if CFH disagrees with this decision, CFH can refer this to an independent expert for determination. The role of the independent expert is to determine whether the New Chorus Board was entitled to overrule the Senior Committee on these items, and the New Chorus Board will be bound by the expert’s decision. CFH has similar rights to dispute a Senior Committee decision (including rights for New Chorus to escalate this to an independent expert).

Dispute resolution

In the first instance, any issues that may affect the relationship between the parties will be raised by Relationship Managers. If the Relationship Managers are unable to resolve an issue it is escalated to the Project Control Group and then, if necessary, the Steering Committee.

If an issue cannot be resolved through these informal resolution processes, then the issue will be resolved either by arbitration (for legal disputes) or by an independent expert determination (for financial and technical disputes).

A separate dispute resolution process is included in the Fibre Commitments.

Dividend stopper

New Chorus will not, without CFH’s approval, pay any distributions on its ordinary shares during any period during which New Chorus’ credit rating is below investment grade. This obligation survives the termination or expiry of the NIPA, for as long as CFH holds CFH Debt Securities.

Services and pricing principles

The NIPA creates a supervisory role for CFH to ensure certain requirements in relation to the provision of services and their prices are adhered to within prescribed timelines. In particular, New Chorus is required to:

• offer the fibre access services specified in the NIPA from the relevant dates set out in the systems and product plan at or below the agreed pricing levels and on its standard terms (which must include the standard form WSA terms, and any specific terms relating to the service), from specified dates;

• offer Layer 1 unbundled services on its standard terms, from 1 January 2020 (or prior to this date with CFH’s approval);

• obtain CFH’s approval to offer any additional telecommunications service over the UFB Network (ie a service other than those specified in the NIPA, or offer a ‘subsequent service’ prior to 1 January 2020) and to vary the standard terms of offer, a specific WSA with an individual customer or any of the services specified in the NIPA.

Senior executives from New Chorus and CFH will also meet every two years to review market conditions for UFB services, New Chorus’ services (and their price levels and structures, and influence on take up of fibre services), New Chorus’ investment in UFB and projections for the price of UFB services after 1 January 2020 (if New Chorus is to recover its investment).

Further information on these services and pricing is set out in section 5.6.

Fibre Commitments

The Fibre Commitments apply within the UFB candidate areas awarded to New Chorus. In addition, if New Chorus is successful in concluding partnering arrangements with other LFCs, the Fibre Commitments will also be extended to apply to the areas covered by any such partnering arrangements. The Fibre Commitments last for the duration of the NIPA, and a broadly equivalent set of commitments will apply (on a standalone basis) following completion of the build for as long as CFH holds any CFH Securities (or the parties agree to jointly terminate them).

Under the Fibre Commitments, New Chorus has made a number of undertakings relating to copper investment, fibre product development and assistance of fibre uptake within those UFB Candidate Areas to positively assist the Government’s objective to maximise connections to the UFB network. New Chorus has committed to seek to maximise uptake on the fibre network consistent with the level of commitment of CFH’s LFCs and, because these LFCs are unlikely to be at the forefront of product development, New Chorus has also agreed that its commitment to fibre products and services innovation and development will (subject to satisfying a business case test) be consistent with relevant international benchmarks.

The Fibre Commitments are subject to a business case test which is designed to provide an objective measure of when New Chorus should undertake certain activities as if it were a fibre only access operator and confirm that New Chorus is not

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required to undertake activities that are not financially viable on the basis of fibre related investment, costs and revenue. Other key terms of the Fibre Commitments include:

• subject to certain safe harbours:

– New Chorus will prioritise new investment in fibre access and uptake, and minimise ongoing investment in copper access assets in all future business plans;

– New Chorus will also offer only fibre access services in greenfield developments (over 20 lots), while for small developments and infill construction, fibre only access will be offered wherever the Premises are passed, or planned to be passed, by fibre access in the near future;

• the safe harbours provide a number of agreed exceptions to these commitments:

– New Chorus can continue to sell existing copper services and products over the existing network to existing and new customers;

– these commitments only apply if fibre access services are available or will be imminently available in the relevant areas;

– New Chorus can continue to provide services or make investments where required by any specific legal requirements applying to it;

– New Chorus can continue to make other investments and offer other services to prevent customer migration to competitors, resolve or mitigate customer dissatisfaction and ensure (over the long term) that technology and customer requirements are anticipated and responded to;

• New Chorus’ current planned VDSL technology upgrades and product development can continue within the scope of the existing cabinet footprint;

• New Chorus will also continue to be able to respond to competition from other providers (including for copper products), provided it first consults with CFH (where it proposes to respond with competitive copper products, services or prices);

• New Chorus’ commitment to prioritise investment in, and promotion of, the fibre network must be evidenced on an ongoing basis (and New Chorus’ fibre business plans must provide for appropriate product marketing and branding expenditure, determined using the business case test). New Chorus will also need to be able to justify to CFH any investment in copper (over a minimum threshold) by reference to the agreed safe harbours.

National partnering

Telecom has committed to negotiations with certain other LFCs that own and operate fibre networks in UFB candidate areas which were not awarded to Telecom with a view to agreeing commercial partnering arrangements in those UFB candidate areas. CFH will initiate and participate in these negotiations.

If Chorus enters into a partnering arrangement with any of these LFCs, their UFB candidate areas will be included in the areas which the Fibre Commitments apply to (see above).

Compensation

The NIPA provides for the application of compensation mechanisms for New Chorus if, during the term of the NIPA, the Government makes specified changes to the regulatory regime for fibre which causes actual costs or a loss of value for New Chorus. Compensation is provided via adjustments to contractual obligations (up to a value of NZ$350 million) under the regulatory compensation mechanism. However, CFH cannot be required to pay any additional cash amounts over and above the approximately NZ$929 million investment to which New Chorus is expected to have access.

Remedies for breach

Remedies available to CFH for breach of the NIPA by New Chorus comprise:

• payment of liquidated damages for failure to meet performance milestones or service levels;

• damages claims, or specific performance, for other breaches of the NIPA. New Chorus’ liability is capped at NZ$350 million over the term of the NIPA (but this cap does not apply to liquidated damages);

• for periods of prolonged or significant performance failure and in certain other specified circumstances (defined under the NIPA as Material Breach):

– CFH has the right to step in and assume management control for the purpose of remedying the Material Breach; or

– CFH can require New Chorus to pay it liquidated damages of NZ$50,000 per day (for up to 6 months); and

– if the Material Breach remains unremedied (for at least 3 months), CFH can terminate the NIPA (and CFH can opt to exchange its CFH Equity Securities for voting preference shares or ordinary shares in New Chorus and to accelerate repayment of the CFH Debt Securities).

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UFB – Material Breach

The NIPA specifies the circumstances in which a Material Breach occurs which, in general terms, includes the following:

• New Chorus misses a network deployment performance milestone by a specified proportion of the Premises to be passed;

• New Chorus misses a ‘core’ performance milestone for systems or products by a specified period;

• New Chorus fails to meet service levels by specified proportions (these vary for different service levels);

• New Chorus suffers specified insolvency events;

• New Chorus is (or will be) subject to a material adverse event (defined as something that would mean that CFH is substantially deprived of the UFB objective in the New Chorus coverage area); or

• New Chorus repudiates the NIPA.

If a Material Breach occurs, CFH may by notice to New Chorus elect to:

• require New Chorus to pay liquidated damages; or

• assume day-to-day management control of New Chorus.

Liquidated damages are set at a daily rate of NZ$50,000. The period during which liquidated damages are payable will end on the date on which the Material Breach is remedied or the date on which CFH elects to assume management control. The maximum period during which liquidated damages are payable is six months. If the Material Breach is still occurring at the end of the period during which liquidated damages are payable, CFH will assume management control by providing notice to New Chorus.

CFH and New Chorus have agreed, for the benefit of New Chorus’ senior financiers, the obligation to pay these liquidated damages will be subordinated to the claims of the senior financiers.

CFH’s objective, and its rights, in undertaking management control are limited to remedy of the Material Breach and matters that are necessary for that remedy. Management control will end on the earlier of the date on which no Material Breach is occurring or CFH has decided to cease management control or the date on which CFH notifies New Chorus that it wishes to terminate the NIPA (subject to the consultation process described below). The period for management control must be at least 90 days and no more than 180 days.

Management control means that CFH will assume complete day-to-day management and control of the resources (including the management of subcontractors) and business activities of New Chorus that are necessary (in the reasonable opinion of CFH) to enable New Chorus to perform its obligations under the UFB Agreements.

CFH must exercise management control:

• in a manner that is consistent with operating New Chorus on a going-concern basis; and

• in good faith and in accordance with reasonable standards of commercial practice.

During the period of management control, CFH is to:

• keep the senior financiers informed at all times of such matters as are reasonably required by the senior financiers;

• consult with the senior financiers on actions proposed to be taken by CFH under the UFB Agreements to remedy the Material Breach; and

• if applicable, and at the appropriate time (to be determined by CFH, acting reasonably), consult with the senior financiers to agree on a timetable for the end of the management control.

If CFH has assumed management control and a Material Breach is no longer occurring, CFH is to step-out of management control as soon as practicable in accordance with the plan agreed between CFH and the senior financiers.

If:

• a Material Breach is occurring and has not been remedied;

• CFH has assumed management control; and

• CFH has reasonably determined that it is unlikely that the Material Breach will be remedied and, therefore, it wishes to take steps towards terminating the NIPA,

CFH will notify the senior financiers in writing and consult with the senior financiers about the proposed termination of the NIPA and/or the Subscription Agreement for a period of not less than 30 days.

If a Material Breach is still occurring at the expiry of the consultation period, CFH may elect to terminate the NIPA.

CFH may not cancel or terminate the NIPA or the Subscription Agreement prior to the end of the consultation with the senior financiers, unless an ‘immediate termination event’, as described below, has occurred.

CFH may terminate the NIPA in the following circumstances:

• if an agreed specified ‘immediate termination event’ occurs. These are insolvency-type events, and include:

– a moratorium in respect of New Chorus’ borrowed money indebtedness in excess of NZ$10 million;

– an order for the winding up, liquidation, dissolution or statutory management of New Chorus;

– New Chorus ceasing to carry on all or a substantial part of its business (except for solvent reorganisations approved by CFH);

– an encumbrancer taking possession, or a receiver being appointed, over all or any material part of New Chorus’

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assets/business or a distress or execution of over NZ$10 million is levied or enforced under New Chorus’ assets (except where discharged in 30 days);

– New Chorus being unable to pay its debts as they fall due, entering into negotiations with creditors to readjust or reschedule its general indebtedness or makes a general assignment for the benefit of, or an arrangement or composition with or for the benefit of, its creditors;

• if a Material Breach has occurred and is still continuing after the completion of management control by CFH and the consultation period with the senior financiers;

• if New Chorus challenges the enforceability of liquidated damages or default payments in any way whatsoever;

• if New Chorus has been unable to provide all, or a substantial part of, the design and build or the operational and maintenance services in accordance with the NIPA as a result of a force majeure event or an act or omission of a third party for a continuous period of 90 business days.

In addition, the NIPA will terminate immediately:

• if the IPA terminates before its scheduled expiry in certain limited circumstances (the IPA will cease to have effect after the date of Demerger); or

• on the date the Subscription Agreement expires, terminates or otherwise becomes void or is avoided for whatever reason.

If CFH terminates the NIPA following a Material Breach, certain rights may be triggered under the terms of the CFH Securities. Further details regarding the terms of the CFH Securities are set out in section 6.4.4.

4.4 The New Products Commitment Agreement (NPCA)

The NPCA imposes certain commitments on Telecom’s Gen-i and Telecom Retail businesses to develop and offer certain retail fibre products. The parties to the NPCA are CFH and Telecom. The NPCA was signed by the parties on 24 May 2011 and will expire on 31 December 2015.

Telecom Retail commitments

Under the NPCA, and subject to the availability of appropriate network access services, Telecom Retail commits to (at minimum):

• develop and launch a retail broadband over fibre product no later than the last to occur of: nine months after New Chorus releases specifications for access; and six months after New Chorus launches the fibre-based access service; and

• deliver a fibre variant of its current PSTN service for residential and single line small business customers who have broadband over fibre (and this will perform similarly to the current PSTN service), by 15 December 2013.

Telecom will, at the request of CFH, provide confidential briefings to CFH on fibre-readiness and ‘in train’ product and technology plans that support services over fibre.

Gen-i commitments

Under the NPCA, and subject to the availability of appropriate network access services, New Telecom’s Gen-i business unit commits to:

• continue to make available certain existing fibre-based products and services (or alternative fibre services performing substantially similar functions) at least for 12 months from 24 May 2011 and thereafter as long as they are commercially viable; and

• develop its business strategy for the 2011/2012 financial year onwards to reflect UFB, the emerging multi-network environment and the increasing competitiveness of the telecommunications industry.

Gen-i will, at the request of CFH, provide confidential briefings to CFH on fibre-readiness and ‘in train’ plans.

4.5 Wholesale Services Agreement (WSA)

Under the NIPA, New Chorus is required to provide retail service providers with fibre access services specified in the NIPA from agreed dates set out in the systems and product plan.

These specified services must be offered on standard terms (termed the Reference Offer in the NIPA). The WSA will form part of these standard terms of offer. The WSA comprises New Chorus’ general terms (which is an ‘umbrella’ set of standard legal terms and conditions that will apply to all fibre access services) together with particular terms relating to a specific fibre access service (eg price list, service level terms, service description, and operations manual), all of which must be approved by CFH. The WSA for an initial set of services under the contract was agreed with CFH on 23 August 2011. Given the volume and complexity of the WSA suite of documents, the existing Chorus business unit has agreed to continue to consult with retail service providers in good faith after the publication of the Reference Offer.

The WSA must also be used as part of the standard terms of offer for any additional fibre access services (beyond those specified in the NIPA) that New Chorus wishes to provide on the UFB Network (unless CFH agrees to a variation to allow different terms to be used for that service).

If any of the specified or additional fibre access services are regulated (including by the Commerce Commission), the NIPA and the standard terms of offer (including the WSA) will cease to apply to those regulated services if regulation applies to the prices that New Chorus can charge for those regulated services or the technical specifications of those services. In other

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circumstances, New Chorus and CFH will negotiate in good faith any amendments to the NIPA and the standard terms of offer (including the WSA) to reflect the effect of the regulation (with expert determination if New Chorus and CFH cannot agree on these amendments).

4.6 Deed of Operational and Governance Undertakings

Following receipt of the Final Court Orders, New Chorus will enter into the Deed of Operational and Governance Undertakings in favour of the Crown. The Deed of Operational and Governance Undertakings will impose certain operational and governance undertakings on New Chorus.

Board composition

No person may, as from the Demerger Date, be appointed or hold office as a director of New Chorus who is an ‘Associated Person’ of a provider of telecommunications services in New Zealand. The definition of ‘Associated Person’ is similar to the definition of ‘Associate’ in the Takeovers Code.

Services and pricing schedule

During the period up to 31 December 2019, no amendments may be made to the services and pricing schedules of the NIPA unless the Crown has consented to such a change (and such consent may be withheld at the Crown’s sole discretion).

New Chorus’ constitutional ownership restrictions

New Chorus’ constitution will include ownership restrictions similar to the existing ownership restrictions in Telecom’s constitution (which are referred to above as the Kiwi Share Obligations). The Crown’s prior written approval will be required for (a) any person to have a relevant interest in 10% or more of New Chorus Shares, or (b) any person other than a New Zealand national to have a relevant interest in more than 49.9% of New Chorus’ Shares. New Chorus will commit to the Crown that:

(i) New Chorus, its directors and its employees will comply with those constitutional provisions;

(ii) New Chorus will ensure that the Crown’s approval is obtained in accordance with the ownership restrictions; and

(iii) New Chorus will not take any step to remove or change the effect of the constitutional provisions.

A special resolution to change any of these constitutional provisions must be approved by 100% of the votes cast on the resolution (not 75%, as is required in other cases).

4.7 Kiwi Share Conversion Deed

The Kiwi Share Conversion Deed provides for the Kiwi Share to be converted to an ordinary Telecom Share, subject to certain conditions being satisfied. Those conditions include the approval by Telecom Shareholders of the Demerger, and the Court having granted the Final Court Orders on terms which make provision for certain matters to the Government’s satisfaction. The conversion will occur on or before the Record Date in respect of the Demerger but, in any event, prior to the time at which the entitlements of Telecom Shareholders to New Chorus Shares are determined.

Certain interim arrangements have also been put in place for the period between the date of conversion of the Kiwi Share and the Demerger Date. These are detailed in section 11.26.

4.8 Subscription Agreement

The Subscription Agreement will provide for the issue of CFH Securities (being the CFH Equity Securities and CFH Debt Securities) and CFH Warrants, as well as their respective terms and conditions.

Details of the Subscription Agreement and the terms of the CFH Securities and CFH Warrants are set out in section 6.4.4.

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Information on New Chorus

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# Section 5 – Information on New Chorus

## 5.1 Business overview

New Chorus will be New Zealand's largest telecommunications utility business and the nationwide owner and operator of fixed line access network infrastructure, comprising local telephone exchanges and approximately 1.8 million lines connecting New Zealand homes and businesses as at 30 June 2011. Chorus currently has a market share of approximately 93% of the New Zealand fixed line access market. A range of telecommunications providers will use New Chorus' network to deliver phone and internet services to New Zealanders and rely on New Chorus' copper and fibre network capability and expertise to build and maintain their communications services.

The deployment of fibre is central to the Government's UFB Initiative in respect of which New Chorus has a leading role. In May 2011, following the conclusion of a competitive process Chorus was selected as a cornerstone participant in the UFB Initiative to develop, in partnership with the Government, the fibre network in 24 of the 33 UFB candidate areas, covering approximately 70% of the UFB coverage area. New Chorus will also be responsible for the deployment of the Rural Broadband Initiative, alongside Vodafone, to deliver world-class broadband to rural New Zealanders.

Upon Demerger, New Chorus will:

- Be a national provider of Layer 1 and Layer 2 wholesale local access network copper and fibre services to retail service providers.
- Provide a comprehensive range of backhaul and co-location services to retail service providers.
- Sell open access, non-discriminatory and equivalence of inputs services (ie with exactly the same price and technical specification) to its customers.
- Manage its copper and fibre network through provision of build, installation and maintenance services.
- Be the Government's partner in the rollout of fibre infrastructure in 24 of the 33 UFB candidate areas, covering approximately 70% of the UFB coverage area.
- Connect end-users (consumers, SMEs and corporates) and install certain equipment in their premises.

On a pro forma basis for FY11, New Chorus generated revenue and other gains of NZ$1,050 million, EBITDA of NZ$606 million and EBIT of NZ$286 million. After removing the effect of certain one-off costs and asset impairments, New Chorus earned adjusted EBITDA of NZ$676 million for FY11. A reconciliation of pro forma EBITDA to adjusted EBITDA is set out in section 6.2.5.

## 5.2 Business history


MARCH 2009
Government releases draft proposal relating to UFB initiative
JANUARY 2010
Telecom submits UFB proposal
SEPTEMBER 2009
Government announces final design of the UFB initiative
AUGUST 2010
Telecom submits refined UFB proposal
MAY 2011
Chorus is selected by CFH as cornerstone partner for UFB
Privatisation of Telecom
1990
2008
2009
2010
2011
MARCH 2008
Operational separation of Telecom into network and access (Chorus), wholesale and retail businesses
SEPTEMBER 2009
Government establishes CFH as the vehicle to invest $1.35bn in UFB
JULY 2010
Government revises the Invitation to Participate
MAY 2011
Intention to demerge New Chorus announced by Telecom
OCTOBER 2009
Government releases an 'Invitation to Participate' in the UFB
DECEMBER 2010
Telecom is shortlisted for priority negotiations with Government

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## 5.3 Business strategy

New Chorus' strategy is to drive sustainable growth by building on its position as New Zealand's leading nationwide provider of telecommunications infrastructure, serving all customers on an open access basis through a copper and fibre network and delivering innovative services to New Zealand customers.

In the near term, the strategic priority for New Chorus will be to transition to a new business model which will both maintain focus on the efficient operation of the existing network infrastructure and enable the business to achieve the UFB Network deployment plan targets, creating momentum as the business shifts to a fibre-centric platform.

The short term strategic objectives of New Chorus are summarised below:

| | |
|---|---|
| **Manage separation from Telecom** | • Deliver an efficient standalone operating structure<br>• Establish corporate facilities and governance structures suitable to a listed entity<br>• Maintain operational efficiency in copper network business |
| **Build the UFB Network and promote fibre uptake and comply with the UFB Agreements and Rural Broadband Initiative** | • Deliver FTTP to priority customers (Premises relating to businesses (excluding home offices), schools, hospitals and health service providers) between 2012 and 2015, to meet the UFB short term fibre rollout objectives and comply with Rural Broadband Initiative objectives<br>• Raise awareness amongst end-users (ie consumers, SMEs and corporate) about the benefits of migrating to fibre<br>• Engage with retail service providers to develop new fibre-centric products and services for end-users |
| **Develop partnerships** | • Engage in partnership discussions with LFCs to increase efficiencies across the UFB Initiative |

The longer term strategic objectives for the business are summarised below:

| | |
|---|---|
| **Drive operating efficiencies** | • Implement cost minimisation practices to drive efficiencies in existing copper and new fibre networks<br>• Deliver further capex optimisation across the networks |
| **Guide transition to a fibre centric world** | • Enhance service to improve customer loyalty and satisfaction<br>• Develop new fibre-based products and services that will allow retail service providers to take advantage of higher bandwidth technology |
| **Comply with the UFB Agreements and Rural Broadband Initiative** | • Deliver all aspects of the UFB Agreements and Rural Broadband Initiative contracts and meet key performance thresholds<br>• Deliver FTTP within each UFB candidate area awarded to New Chorus |

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5.4 New Chorus customer base

The New Chorus customer base will mainly comprise retail service providers who will buy both Layer 1 and Layer 2 services on an equivalence of inputs basis as well as other telecommunications services such as PSTN resale services. Other customers of New Chorus will include other access network providers including local fibre companies (LFCs). It is estimated that at Demerger New Chorus will have approximately 70 customers and New Telecom will be New Chorus’ largest customer. On a pro forma FY11 basis New Telecom business accounted for approximately 84% of New Chorus revenues of NZ$882 million, with other retail service providers accounting for the remaining 16% of revenues of NZ$168 million. At 30 June 2011, 123 New Chorus exchanges and more than 93,000 lines will have been unbundled by eight different retail service providers, who are expected to be New Chorus’ UCLL customers.

New Chorus will act as New Telecom’s agent in providing certain legacy services, such as PSTN resale, which are a range of New Telecom services also available on a wholesale basis. This agency arrangement provides a one stop shop for the industry, with retail service providers and other access seekers and network operators able to purchase the majority of their wholesale telecommunications services from New Chorus.

Under the new regulation in the Telecommunications Amendment Act, New Chorus will be prohibited from providing services to retail end-users such as consumers, SMEs and corporates. The Commerce Commission will maintain a register of non end-users to whom New Chorus can supply services. The Commerce Commission will assess the eligibility of new non end-users and only once a company is on the register will New Chorus be able to supply products and services to that company.

5.5 New Chorus network assets

5.5.1 The existing access network

At 30 June 2011, Chorus’ local access network consisted of 602 telephone exchanges, 11,430 roadside cabinets and approximately 130,000 kilometres of copper cables. The existing copper network consists of approximately 1.8 million lines connecting the vast majority of New Zealand businesses and residential customers to telephone exchanges and roadside cabinets that provide telephony, broadband and data services. In addition, there is over 27,600 kilometres of fibre in Chorus’ nationwide access network. Fibre is typically used to connect telephone exchanges together and increasingly to connect roadside cabinets to exchanges to improve broadband performance. During 2011, Chorus’ intra year deployment of fibre surpassed copper cable deployment for the first time. The existing network and the customers that use it are supported by a Chorus field force of over 2,000 outsourced field service technicians who are responsible for the deployment of the current network and who perform close to one million provisioning and maintenance jobs per year.

Broadly, New Chorus will offer customers point to point Layer 1 (physical) copper and fibre services to the local exchange as well as copper and fibre-based Layer 2 (Bitstream) services to the relevant point of interconnect. In the residential market only Layer 2 fibre services will be available prior to 2020, with the Commerce Commission not allowed to request fibre Layer 1 unbundling before this date. In the corporate market, Layer 1 fibre services will be available from the end of 2011. For further information with respect to the regulatory framework and the New Chorus regulatory product offering requirements see section 3.

At Demerger, Chorus will have substantially completed its three year fibre-to-the-node (FTTN) programme as part of the Operational Separation Undertakings, to enable the delivery of broadband connections of at least 10Mbps to approximately 84% of New Zealand lines. This has been one of New Zealand’s largest telecommunications projects in recent times, involving the deployment of approximately 2,500 kilometres of fibre optic cable and the installation of around 3,600 fibre-fed roadside cabinets to reduce the distance between a service provider’s broadband equipment and the end-users’ premises and means that more than 1.2 million homes and businesses are now within reach of high-speed broadband. The Rural Broadband Initiative will further extend the reach of high-speed broadband to rural areas via the deployment of additional fibre and cabinets.

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A key benefit of this 'cabinetised' network is that newer broadband technologies, such as VDSL, can be easily deployed into the existing cabinets further increasing the broadband speeds available to customers.

The table below shows broadband coverage and speeds expected at the completion of the rollout of the FTTN network and Rural Broadband Initiative as a percentage of New Zealand lines.

| | By December 2011 (FTTN Completed) | By December 2016 (RBI Completed) |
|---|---|---|
| >20Mbps* | 59% | 62% |
| >10Mbps | 84% | 88% |
| >5Mbps | 89% | 93% |
| >1Mbps | 93% | 95% |
| >256Kbps | 94% | 96% |

* Assumes VDSL launched prior to December 2011

Fibre-based services are generally available from approximately 602 fibre-fed exchanges throughout New Zealand. Chorus to date has deployed fibre-to-the-premise (FTTP) to around 5,800 sections in new housing developments and new business premises around New Zealand, with another 2,400 fibre fed sections committed by developers as at 30 June 2011.

Despite the magnitude of the earthquakes that struck the Canterbury region in New Zealand in the last year, the damage to Chorus' fixed line local network has been limited. The February 2011 earthquake damaged approximately 200 network cables, in addition to the 125 damaged by the September 2010 earthquake. Several exchange buildings suffered structural damage. The resilience of the wider network was critical to recovery efforts and Chorus staff worked to maintain and restore services as quickly as possible in both instances.

### 5.5.2 UFB Initiative fibre network

In May 2011, following the conclusion of a competitive process, Chorus was selected as a cornerstone participant in the UFB Initiative to develop, in partnership with the Government, the fibre network in 24 of the 33 UFB candidate areas within the Government's UFB Initiative. This programme of work will see New Chorus deploy fibre to homes, businesses, schools, hospitals and health service providers within the allocated UFB candidate areas, which cover approximately 70% of the UFB Initiative footprint. The Government's investment of up to approximately NZ$929 million in New Chorus in connection with the UFB Network build will be made through CFH, at the election of New Chorus, on a progressive basis as the UFB rollout is completed.

It is Management's intention to leverage and build upon the existing investment in fibre-to-the-node (FTTN) to deliver the UFB Network by utilising, to the extent possible, the existing assets and capabilities within the business based on the deployment of over 27,600 kilometres of fibre to date.

However, the deployment of the UFB Network is a significant undertaking. Management estimates that to build the UFB Network within the 24 UFB candidate areas awarded to New Chorus will require the deployment of approximately a further 17,000 kilometres of new fibre lines and it will also require additional deployment of fibre from the UFB Network to connect a Premise.

The UFB Network deployment will require additional third party support in respect of the significant civil works required to deliver against the deployment plans. Management expects that this will require approximately 600 additional technicians, employed by New Chorus' third party suppliers, to achieve the deployment plans.

New Chorus commenced the design and build of the new fibre network in August 2011 and will continue to self-fund the design and build during the interim period prior to Demerger. New Chorus is expected to call for investment from CFH post-Demerger to reflect the build completed during the interim period.

The fibre build is expected to continue through to 2019.

The UFB fibre build will comprise two components:

1. communal infrastructure which will deliver fibre past Premises; and
2. the connection of individual Premises to the communal infrastructure as dictated by demand, including installing equipment in the end-users' Premises and in the exchange to enable service delivery.

#### Communal infrastructure

The communal infrastructure deployed by New Chorus must pass all Premises in the UFB candidate area awarded to Chorus, to be built according to annual build milestones and to be complete by no later than 31 December 2019. In total it is estimated that the communal infrastructure will pass an estimated 830,900 Premises, which includes an estimated 58,377 priority Premises (Premises relating to businesses (excluding home offices), schools, hospitals and health service providers), 728,912 non-priority Premises and an estimated 43,574 growth Premises (Premises that are not yet built). Priority Premises must be passed by the end of 2015. The table below shows the latest Management deployment plan estimates, rounded to the nearest 100 Premises:

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| Completion date | Incremental total Premises passed (approximately) | Cumulative total Premises passed (approximately) |
|---|---|---|
| June 2013 | 149,000 | 149,000 |
| June 2014 | 106,000 | 255,000 |
| June 2015 | 106,000 | 361,000 |
| June 2016 | 106,000 | 467,000 |
| June 2017 | 106,000 | 573,000 |
| June 2018 | 106,000 | 679,000 |
| June 2019 | 106,000 | 785,000 |
| June 2020 | 45,900 | 830,900 |

Deployment of the communal infrastructure will be achieved utilising several deployment methods. Wherever economically viable existing trenching will be used, otherwise new trenching or aerial deployment methods will be used. Current Management estimates assume that approximately 40% of the deployment will utilise existing trenching, approximately 35% will utilise new trenching and approximately 25% of the deployment will be achieved utilising aerial deployment. However, until the deployment of the UFB Network is fully underway the exact deployment method mix will not be known and could change significantly and will vary on a year to year basis throughout the deployment.

Management estimates that the total cost to deploy the communal elements of the fibre access network to support connections to the estimated 830,900 Premises across the 24 UFB candidate areas in which New Chorus will partner with the Government will be in the range of NZ$1.4 billion to NZ$1.6 billion over the period of the UFB Network rollout. However, the annual cost will materially vary from year to year due to deployment variables such as the deployment methodology (eg new trenching compared to using existing trenching or aerial deployment as outlined above) and the general topographic constraints. The Government investment of approximately NZ$929 million in New Chorus will be made over the UFB Network deployment period (provided certain build milestones are met and at the election of New Chorus) and as such it is estimated that New Chorus would have to fund in the range of NZ$470 million to NZ$670 million for the communal fibre access network over the same period.

**Connection of fibre to Premises**

New Chorus will meet the cost of connecting standard residential customer Premises and installing equipment in customers' homes to enable service delivery to retail service providers. Ultimately, the connection of Premises will be driven by end-user demand for fibre-based products and services. The residential connection will include fibre from the communal network to the optical network terminal located inside the end-users' Premises. The optical network terminal will provide ethernet ports and phone jacks allowing end-users to plug in most existing phones, personal computers and wireless routers to receive service. For all other connection types, including to businesses and non-standard residential installations, New Chorus will charge an installation fee.

Wherever economically viable the existing copper connection 'lead in' duct or pole infrastructure will be utilised to connect Premises and end-users to the UFB Network. Management estimates that it will be able to utilise approximately one third of the existing ducts and one third of the existing aerial pole infrastructure to Premises to connect to the UFB Network. Where existing 'lead ins' cannot be utilised, the most cost effective method of connection is expected to be utilised.

Management estimates that the average cost to connect a Premise to the communal fibre access network will be in the range of NZ$900 to NZ$1,100 per Premise in real terms. However, within this range, the cost to connect individual Premises will vary significantly on a Premise by Premise basis. The cost per Premise is affected by variables such as the number of Premises that are already connected within the vicinity of the Premise, deployment methodology, distance of the Premise from the fibre access network and general topographic constraints. In addition, Management expects that the average cost of connection per Premise in the early years of deployment will be higher as some elements of the equipment used to connect a single Premise can be shared across multiple Premises which could connect at a later date.

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5.5.3 Rural Broadband Initiative

In April 2011, Telecom, alongside Vodafone, was selected by the Government to deliver the Rural Broadband Initiative to bring broadband to rural New Zealanders. It is expected that the Rural Broadband Initiative will provide a minimum 5Mbps broadband service to over 80% of rural households over the next six years, 100Mbps fibre delivered service to 85% of rural schools and a further 5% of rural schools will get a high bandwidth service delivered over digital microwave radio. Approximately 25% of New Zealand’s population is considered rural for these purposes.

Upon Demerger, New Chorus will continue to fulfil Telecom’s obligations under the Rural Broadband Initiative. All Rural Broadband Initiative funded fibre and wireless components will be available on an equivalent basis to access seekers and wholesale customers, so any party can offer services over the new infrastructure.

The programme will involve deployment by New Chorus of 3,100 kilometres of open access fibre to extend New Chorus’ existing fibre infrastructure to connect approximately 700 schools (and a further 48 schools with digital microwave radio), 154 wireless broadband towers and about 1,000 roadside cabinets. Deployment is expected to extend broadband capability to approximately 40,000 new lines by its completion and enable 57% of rural users to access broadband speeds of at least 5Mbps. About one-third of rural users will be within reach of fixed line broadband access speeds of at least 20Mbps. The rural rollout programme began in July 2011, with New Chorus planning to connect about 500 schools and install or upgrade around 200 cabinets in the first year of deployment.

5.6 New Chorus products and services

The New Chorus products and services broadly comprise both regulated and commercial Layer 1 (physical) products that Chorus currently provides, regulated and some commercial Layer 2 (Bitstream) products that Telecom’s wholesale business unit (Wholesale) currently provides and a number of new fibre-based Layer 1 and Layer 2 services that will be developed specifically for the purpose of supporting the new UFB Network. The vast majority of the New Chorus products and services will be supplied to all retail service providers on an open access and non discriminatory basis.

The New Chorus products and services can be grouped into five product portfolios:

1. Copper Access Products – customer premise to exchange or cabinet.

2. Fibre Access Products – customer premise to exchange or cabinet.

3. Backhaul Products – exchange or cabinet to customer handover point.

4. Co-location Products – rental of space in an exchange or cabinet.

5. Field Services Products – activity based services supporting the provisioning, maintenance and build of the above products.

1. Copper Access Products

New Chorus will offer a range of Layer 1 and Layer 2 copper-based access products. Many of the products and services in this portfolio are regulated and are governed by a Standard Terms Determination that sets both the price and non-price terms. Some of the key services provided in this portfolio are:

UCLL and sub loop UCLL

This service allows retail service providers to connect New Chorus copper access lines to their own broadband and voice equipment and also enables retail service providers to deliver their own phone and broadband services.

SLES

This service allows retail service providers to connect a sub loop UCLL line from a cabinet to the telephone exchange to enable them to continue to offer phone and broadband service from the exchange in areas that have been cabinetised.

UBA and enhanced UBA

These are Layer 2 Bitstream services delivered via New Chorus owned broadband equipment located in exchanges and cabinets. Unbundled bistream access (UBA) is a ‘best efforts’ service whereas enhanced UBA provides different classes of service enabling both time delay sensitive applications such as voice and best efforts applications such as internet access to be supported concurrently.

The provision of copper access products will be subject to certain commitments in relation to proactively promoting fibre uptake, including investing in and promoting fibre products, and restrictions on investment in copper (see section 4.3.1) pursuant to the UFB Agreements.

In addition to the existing services described above, Wholesale, part of which will be included as New Chorus, is currently deploying a commercial VDSL2 service with a number of retail service providers. This service will offer significantly greater broadband speeds over short copper lengths and is expected to be widely available later in 2011.

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## 2. Fibre access products

New Chorus will offer a broad range of both Layer 1 and Layer 2 fibre access products that will be delivered over both the existing New Chorus fibre network and the new UFB and Rural Broadband Initiative networks. For a number of years, Wholesale and Chorus have been jointly providing fibre-based access services such as High Speed Network Services for business customers with large data requirements and Next Generation Access for residential customers delivering phone and broadband services.

The introduction of the UFB Network will see the development and deployment of a new generation of fibre-based access services that will support retail service providers in targeting the residential, business and corporate customer base. A number of these services, along with the pricing agreed as part of the UFB Agreements are described below.

Within the UFB Agreements, pricing of the fibre products has been agreed until 30 December 2019. These price tracks have been designed to enable the convergence of product offerings over time to encourage fibre uptake.

In addition to the core services described above a range of additional service building blocks will be provided allowing retail service providers to tailor and differentiate their offerings in the market. These building blocks are expected to be developed by New Chorus over time in conjunction with the retail service providers. The future products and services are expected to include higher download and upload rates and additional products, such as IPTV.

Another key fibre access product will be Baseband which will enable the delivery of a basic voice service over the fibre network. Baseband will be bundled as part of the mass market Bitstream services (Bitstream 2 and 3) but can also be provided on a standalone basis should the customer not wish to purchase a broadband solution. It is expected that this product will only be provided in the event that an end-user downgrades their access line from a broadband connection to a voice only solution.

| Network access layer | Product and market | Upstream and downstream speeds | Committed Information Rate (CIR) | Wholesale monthly price at commencement (excl GST) |
|---|---|---|---|---|
| Layer 2 | **Bitstream 2**<br>**Entry level consumer** | 30 Megabits per second (Mbps) Downstream/ 10Mbps Upstream | 2.5Mbps Symmetrical | NZ$37.50 |
| | **Bitstream 3**<br>**Household 100Mbps** | 100Mbps Downstream/ 50Mbps Upstream | 7.5Mbps down stream 2.5Mbps upstream | NZ$55.00 |
| | **Bitstream 4**<br>**Business** | 100Mbps Downstream/ 100Mbps Upstream | Purchase CIR/EIR[1] in increments to suit customer need | NZ$380, plus CIR and EIR |
| | **Bitstream 4**<br>**Premium Business** | 1Gbps Downstream/ 1Gbps Upstream | Purchase CIR/EIR in increments to suit customer need | NZ$455, plus CIR and EIR |
| Layer 1 | **Direct Fibre Access Point to Point Dark Fibre** | N/A | N/A | NZ$355 |

1. Excess Information Rate


500
450
400
350
50
0
Price per month (NZ$)
455
455
380
380
355
355
55
50
38
43
2011F
2012F
2013F
2014F
2015F
2016F
2017F
2018F
2019F
Bitstream 2 Entry level consumer (30/10)
Bitstream 3 Household (100/50)
Bitstream 4 Business (100/100)
Bitstream 4 Premium Business (1G/1G)
Direct Fibre Access PTP dark fibre

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3. Backhaul products

To support retail service providers with the aggregation and transportation of their customer access traffic from the exchange or cabinet back to their handover point in the network, New Chorus will offer a range of both Layer 1 and Layer 2 regional backhaul products across its national fibre network assets.

A number of the products in this portfolio are regulated and are therefore governed by a Standard Terms Determination that determines both the price and non price terms. These are typically the backhaul products required to support the regulated access products described above including UCLL backhaul, sub loop backhaul and unbundled bitstream access (UBA) backhaul. New Chorus will continue to offer the existing Wholesale tail extension products. These services enable retail service providers to build a nationwide presence incrementally as their access tails increase, without having to invest in dedicated backhaul.

In addition to the regulated products a range of high speed backhaul offerings will be provided to support the new UFB products such as intra-candidate area backhaul that will be available in both Layer 1 (physical assets such as dark fibre) and Layer 2 (Bitstream services such as ethernet) variants.

4. Co-location products

Leveraging its nationwide property portfolio, New Chorus will provide a comprehensive range of co-location products that will support retail service providers to deliver telecommunications services to their customers.

Co-location products allow retail service providers to rent space in or on New Chorus owned premises (mainly exchanges and cabinets) enabling retail service providers to house telecommunications and, in some cases, ICT equipment. Locating this equipment in New Chorus premises allows retail service providers to efficiently and cost effectively connect to the New Chorus network, or a third party network, by providing retail service providers with not only the physical space their equipment requires but a range of power, security, backup and seismic support options. The Co-location Product portfolio also incorporates the various tie cables and handover connections required to physically connect equipment both internally and externally as the retail service providers require.

A number of the products in this portfolio are regulated and therefore governed by a Standard Terms Determination which sets the price and non price terms. The products that fall into this category are required to support the regulated access and backhaul products described above. In addition to the regulated products, New Chorus will continue to provide and develop a range of commercial co-location services.

5. Field services products

The range of services offered in the field services portfolio leverages the significant capability New Chorus has with over 2,000 outsourced field service technicians who undertake a range of network provisioning, maintenance and build activities for business and residential customers on behalf of retail service providers.

The UFB Network deployment gives New Chorus the opportunity to provide a range of new services designed to support end-user premises to take full advantage of the benefits of the new fibre network. This new service offering will be known as the Next Generation Home Services (NGHS). The NGHS offering will include the installation of equipment such as residential gateways and uninterruptible power supplies as well as consulting on and installing new wiring to enable end-users’ premises to be fully equipped for fibre-based products and services.

5.7 Funding

Following the Demerger, funding for New Chorus is expected to be sourced through a combination of its own cash balances, operating cash flows, the Government’s investments via CFH and external borrowings (including New Chorus EMTN bonds, the New Chorus Bridge Facility and the Syndicated Bank Facility). It is anticipated that upon Demerger, New Chorus’ opening net interest bearing debt (inclusive of associated derivatives) will be approximately NZ$1,700 million. Further information on the New Chorus funding can be found in section 6.4.4.

5.8 Government investment

CFH is expected to invest a total of approximately NZ$1.35 billion of Government funding under the UFB Initiative. Approximately NZ$929 million of that investment will be available to New Chorus in connection with the rollout of the fibre network by New Chorus to 24 of the 33 UFB candidate areas covered by the UFB Initiative.

The Government’s investment in New Chorus will take the form of the subscription by CFH (at the election of New Chorus) for the CFH Securities, which will be issued by New Chorus periodically during the period from Demerger to the completion of the UFB Network rollout by 31 December 2019. The maximum value of CFH Securities that New Chorus may call for CFH to subscribe for (and therefore the maximum amount payable by CFH to New Chorus) at any time is determined on the basis of the cumulative number of Premises that have been passed by New Chorus’ fibre network under the UFB Initiative up to that time. This is in line with the Government’s intention that the CFH investment be in connection with the UFB Network rollout only. Under the New Chorus UFB deployment plan, communal infrastructure will pass an estimated 830,900 Premises by 31 December 2019. For further information on the CFH Securities see section 6.4.4.

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5.9 Board and senior management

5.9.1 New Chorus Board pre-Demerger

The current New Chorus Board comprises the existing Telecom Board members.

Wayne Boyd and Ron Spithill have conditionally resigned from the New Chorus Board. Their resignations will take effect from the Demerger Date.

Dr Paul Reynolds, Dr Murray Horn and Kevin Roberts will resign from the New Chorus Board upon Demerger but will remain on the New Telecom Board following Demerger.

5.9.2 New Chorus Board post-Demerger

The following Telecom Director will remain on the New Chorus Board post-Demerger:

Sue Sheldon CNZM; BCom; FCA

Chairman, Non-Executive Director

Sue Sheldon CNZM has been a member of the Telecom Board since 21 June 2010 and chairs the Human Resource and Compensation Committee and is a member of the Audit and Risk Management Committee. Sue is a professional company director. She is a director of Contact Energy Limited, Freightways Limited, Paymark Limited, and the Reserve Bank of New Zealand and former director of Smiths City Group Limited, Wool Grower Holdings Limited and Wool Industry Network Limited.

Prior to moving into a professional director role, Sue practised as a Chartered Accountant. She is a former president of the New Zealand Institute of Chartered Accountants and was made a Companion of the New Zealand Order of Merit for services to business.

Sue has previously held directorships in Meridian Energy Limited, Ngai Tahu Holdings Limited, Christchurch International Airport Limited and Asure New Zealand Limited, and is the former chair of the National Provident Fund. She has extensive experience as both chair and member of audit and risk committees. For some years Sue has been involved with the governance of Girl Guiding New Zealand, the leadership organisation for girls and young women.

The following have been conditionally appointed as Non-Executive Directors of New Chorus and will be formally appointed upon Demerger:

Anne Urlwin, BCom; CA; F InstD; FNZIM; ACIS

Non-Executive Director

Anne Urlwin has 20 years’ directorship experience in sectors ranging from energy, health, construction, regulatory services, internet infrastructure, research, banking, forestry and the primary sector as well as education, sports administration and the arts. She is Chairman of Lakes Environmental and Naylor Love Enterprises, and a director of New Zealand electricity generator and retailer Meridian Energy and New Zealand Cricket. She is the former Chairman of the New Zealand Blood Service and of New Zealand Domain Name Registry Limited. She is a member of the College of Chartered Accountants, New Zealand Institute of Chartered Accountants and is also a Fellow of the Institute of Directors in New Zealand and of the New Zealand Institute of Management.

Clayton Wakefield, BSci (Computer Science);

GradDip Mgmt

Non-Executive Director

Clayton Wakefield is an executive director and owner of Techspace Consulting Limited, a leading New Zealand independent IT advisory company working with New Zealand’s major corporates. Clayton is also an independent non-executive director of Endace Limited. From 2001 to 2007 he was Head of Technology and Operations at ASB Bank Limited, one of the largest providers of financial and insurance services in New Zealand. Clayton has over 30 years’ experience

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in the banking, financial services, telecommunications and technology industries. Clayton was previously a director and Chairman of Electronic Transactions Services Limited, New Zealand’s leading electronic payments provider and also previously a director and Chairman of Visa New Zealand Limited. Clayton holds a Bachelor of Science in Computer Science and Mathematics from Waikato University and a Post Graduate Diploma in Management from the University of Auckland.

Jon Hartley, BA Econ Accounting (Hons); Fellow ICA

(England & Wales); Associate ICA (Australia);

Fellow AICD

Non-Executive Director

Jon Hartley is an English and Australian Chartered Accountant and Fellow of the Australian Institute of Company Directors. He has lived and worked in several countries and held senior executive and non-executive roles across a diverse range of commercial and not for profit organisations including chairing SkyCity Limited, CEO of Brierley NZ and Solid Energy and CFO of Lend Lease in Australia. His current roles include Deputy Chairman of ASB Bank, ASB Life and VisionFund International, director of Mighty River Power and VisionFund Cambodia, and trustee of World Vision NZ and the Wellington City Mission.

Keith Turner, BE (Hons); ME; PhD

Non-Executive Director

Dr Keith Turner was Chief Executive of New Zealand electricity generator and retailer Meridian Energy for 9 years from its establishment in 1999. He is now the Chairman of Fisher and Paykel Appliances, Deputy Chairman of Auckland International

Airport and a director of Spark Infrastructure, an Australian listed company. He is also a director of several small start-up enterprises. Keith has had an extensive career in electricity, taking part in much of its reform including separation of Transpower from Electricity Corporation of New Zealand Limited (ECNZ) in 1992, the separation of Contact Energy from ECNZ in 1996 and the eventual break up of ECNZ into three companies in 1999.

Prue Flacks, LLB; LLM.

Non-Executive Director

Prue Flacks has been an independent, non-executive director of Bank of New Zealand since 19 October 2009. Prue is also a director of Mighty River Power Limited, a trustee of the Victoria University Foundation and a barrister and solicitor with extensive specialist experience in commercial law and, in particular, banking and finance and securities law. Her areas of expertise include corporate and regulatory matters, corporate finance, capital markets, securitisation and business restructuring. She is a consultant to Russell McVeagh and was previously a partner at Russell McVeagh for 20 years. She is also a member of the Institute of Directors, Global Women, Shareholder Association, INFINZ and the Banking & Financial Services Law Association.

The New Chorus Board members have been selected to ensure there is substantive collective managerial, financial, accounting and industry experience.

Waivers from certain of the NZSX Listing Rules relating to the rotation and appointment of the New Chorus Board have been obtained from NZX, subject to certain conditions. These waivers are discussed further in section 11.31.

A statement as to the independence of the directors of New Chorus will be made following the Demerger.

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5.9.3 New Chorus organisational structure

Following the Demerger, the organisational structure of New Chorus will be as set out below:

Board

Chief Executive

Officer

Executive

Assistant to

the CEO

General Counsel

& Company Secretary

Legal Company Secretary Government Relations, including regulatory

General Manager Sales & Marketing

Innovation Product Business Development Brand & external communications Industry consultation

General Manager Network Build

Network Build Investment in Property, IT

& Network

General Manager Property

& Network Operations

Field Services & Network Operations Management Property Infrastructure

General Manager Customer Service

Customer Operations Service Delivery Management

Chief Financial Officer

Finance & Treasury Strategy Investor Relations Business Support Procurement Business Architecture

Chief Information Officer

Technology Governance IT Delivery IT Operations

General Manager Human Resources

HR Payroll Internal Comms

5.9.4 New Chorus senior management

An experienced senior management team will lead New Chorus following the Demerger and will comprise the following key members:

Mark Ratcliffe Chief Executive Officer

Mark Ratcliffe has worked for Telecom for the past 20 years, commencing originally in the finance department before moving into various marketing, product development, product management and IT roles. Mark was promoted to the Telecom Executive team in 1999. In March 2008, Mark became Chief Executive Officer of Chorus, Telecom’s operationally separate business unit that manages the telecommunications infrastructure and gives service providers equal access to the local network. In May 2010, Mark was seconded to lead a team focused on Telecom’s participation in the Government’s UFB Initiative. On 19 July 2011, it was announced that Mark will be appointed to the role of Chief Executive Officer of New Chorus, in the event that the Demerger proceeds.

Brian Hall

Acting Chief Financial Officer Financial Controller

Brian Hall has been appointed as New Chorus Financial Controller and will act as Chief Financial Officer in the interim. Brian has more than 20 years experience in a variety of finance

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roles across Telecom and was involved in the Telecom IPO, the acquisition of Gen-i and most recently, the financial and asset split associated with the Demerger. Before coming to Telecom, Brian was a senior audit manager with PricewaterhouseCoopers. As Acting Chief Financial Officer for New Chorus Brian will be responsible for overseeing all finance, commercial, supply chain & demand functions as well as managing New Chorus’ treasury and investor relations activities. Brian joined Chorus in September 2008 from his role of Finance and Operations Manager of the T&SS business team at Telecom.

Ed Beattie

General Manager, Property and Network Operations

Ed Beattie has more than 30 years experience in building and maintaining fixed line and mobile telecommunications networks in New Zealand. He has a proven reputation for delivering large-scale network programmes and managing a national field operations team to deliver world-class customer service.

Within New Chorus Ed will focus on improving the performance and operations of New Chorus’ fibre and copper network, maintaining its portfolio of local exchanges, cabinets and telecommunications infrastructure and delivering outstanding customer service in the field. Ed has been part of most major network programmes in Telecom since he joined in 1979 as a telephone lineman, including significant deployment and network upgrade projects over the years. Most recently he managed the delivery of the successful fibre-to-the-node programme and continues to play a lead role in Telecom’s Christchurch crisis response and restoration activities.

Sara Broadhurst

General Manager, Human Resources

Sara Broadhurst has more than 10 years experience in human resources in New Zealand and the UK in a wide range of industries. She has a strong track record of managing organisational change, organisational design, employee relations, recruitment and remuneration. Within New Chorus Sara will be responsible for developing and sustaining New Chorus’ organisational management, ensuring that the company has the capabilities, skills and resources to deliver on its business strategy and the expectations of stakeholders. She is dedicated to ensuring that New Chorus builds the culture and people engagement necessary to create a high performing organisation. Sara joined Chorus in 2008 and she previously held HR roles in New Zealand for ANZ National Bank, EFTPOS and Barnardos, HR roles in the UK and prior to that worked in operational and account management, communications and marketing for housing organisations.

Chris Dyhrberg

General Manager, Network Build

Chris Dyhrberg has played a key role in developing and implementing major changes in New Zealand’s telecommunications industry for most of his career, pioneering open access to the Telecom network, including the unbundling of the local copper network, the operational separation of Telecom and, most recently, has been involved in negotiations with respect to the Government UFB Initiative and the Rural Broadband Initiative. Within New Chorus, Chris

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will be responsible for the network build operations including the architecture, investment, planning and deployment of the rural broadband network and the UFB Network. Chris began as a trainee telephone technician for the Post Office and he has held a variety of marketing, industry and commercial management roles within Telecom. Chris has also worked at Transpower, the Central Regional Health Authority and Capital Coast Health Ltd.

Vanessa Oakley

General Counsel & Company Secretary

Vanessa brings significant knowledge to Chorus with 17 years experience in law and policy. The majority of this time has been in relation to regulated infrastructure businesses and in the development of policies that result in legislative change and drive commercial operations. Most recently, she has been involved in the negotiations with respect to the Government UFB Initiative and the Demerger of New Chorus. Within New Chorus Vanessa will manage interactions with the Chorus Board and oversee the team responsible for legal and regulatory affairs including government relations, compliance, risk and internal audit. Her focus will be providing legal advice and guidance that will ensure the company is best placed to deliver its business goals, regulatory commitments and meet customer and stakeholder expectations. Vanessa has held roles in New Zealand and the UK. Her previous legal experience includes roles in criminal prosecution, civil litigation, acting as a key adviser to Oftel in the UK on a new EU telecommunications framework and the New Zealand Commerce Commission and providing legal and regulatory advice across the Telecom Group.

Ewen Powell

Chief Information Officer

Ewen Powell has more than 18 years experience in managing the technology, services and partnerships that combined operate a national communications network and support a high performing organisation. Within New Chorus Ewen will be responsible for delivering the technology and systems New Chorus needs to achieve its business objectives and operate as a standalone entity. He will provide stewardship for New Chorus’ network assets and the systems to manage and support these. Since re-joining Telecom in 1999, Ewen has been at the forefront of the technology changes, from initial consultations with mobile network suppliers, building the CDMA network, and most recently, driving the technology changes to deliver efficiencies within customer transactions and enabling Chorus to achieve its operational separation requirements.

Nick Woodward

General Manager, Customer Service

Nick Woodward brings to New Chorus his knowledge of gaining customer confidence through outstanding service, which stems from his IT, sales and customer management experience in the financial and telecommunications industries throughout Europe and in the United States. Within New Chorus Nick will be responsible for driving operational excellence in the way the company interacts with customers, suppliers and partners. This will include helping customers

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transition their business systems to New Chorus and managing the team and processes that will ensure operational transactions deliver business efficiencies and a great customer experience. Prior to joining Telecom Nick worked in the UK for companies including Hutchison 3G UK and Household Bank. He joined Chorus in 2008 as Head of Customer Services where he has successfully introduced operational improvements to deliver better services to customers, prior to this role he managed Telecom’s Channel Planning and Operations group.

Victoria Crone

General Manager, Sales and Marketing

Victoria Crone, joins New Chorus after more than 15 years experience in bringing telecommunications products and services to market, and positively influencing the way that New Zealanders experience communications and the internet. Victoria’s knowledge of the retail market will offer a fresh perspective to New Chorus as the company develops products and services that will encourage the transition to a fibre world. She will be responsible for working with New Chorus customers to ensure that the company develops the products that will meet the demands of end-customers, and continue to build positive perceptions of New Chorus with stakeholders and the general public.

Based in Auckland, Victoria has held several senior business, sales and marketing roles throughout her career. This includes responsibility for the sales strategy and operations for Telecom’s retail business, managing offerings for the business market and developing Telecom’s proposition for next generation products and services.

5.10 Employees

New Chorus will have approximately 500 full-time equivalent employees post-Demerger, with the composition shown in the table below:

Personnel category Estimated full-time equivalent employees

Current Chorus employees 260 – 280

Current Wholesale employees 90 – 110

Current T&SS employees 90 – 110

Support and Corporate services 30 – 40

Total 470 – 540

5.10.1 Industrial relations

New Chorus employees will be employed under individual employment agreements and there will be no collective employment agreements for New Chorus employees. The employment relationships will be governed by applicable laws, company policies and procedures.

5.10.2 Employee incentives

Short term incentive plans

Telecom currently operates an annual cash-based short term incentive plan for its employees. Post-Demerger, this plan will be replicated for New Chorus and will apply to eligible employees transferring from Telecom to New Chorus for the remainder of the financial year ending 30 June 2012. The applicable targets for the remainder of the financial year following the Demerger will be set by the New Chorus Board, and payments will be made by New Chorus for both the pre and post-Demerger periods in August 2012.

This annual cash-based incentive plan will aim to reward individuals for meeting or exceeding individual and business goals that will be aligned to New Chorus’ strategic direction. It will be an integral part of New Chorus’ overall approach to competitive performance-based remuneration. Performance measures are likely to include financial metrics, such as EBITDA and free cash flow, and non financial measures, such as compliance with the UFB rollout plan. The incentive plan will balance business performance and individual performance so that above target performance in both will result in above target payments, while below target performance in either will result in lower, or in some cases, no incentive payments. The New Chorus Board will decide what short term incentive plans are to operate on an annual basis and will, at its own discretion, decide whether to implement any alternative short term incentive plans.

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Long term incentive plans

Telecom currently has a range of long term incentive schemes. In September 2011, Telecom’s executive team and senior managers will receive their long term incentive awards through the equity link scheme which provides for a cash payment, at the Telecom Board’s discretion, of an amount that is adjusted upwards and downwards based on Telecom’s share price over a specified period.

New Chorus has also adopted an equity link scheme. The New Chorus scheme will provide for a cash payment, at the New Chorus Board’s discretion, of an amount determined by reference to the performance of New Chorus’ share price over a specified period.

Where a grant has been made to a participant in the Telecom equity link scheme and that participant becomes an employee of New Chorus on Demerger, responsibility for the grant will be assumed by New Chorus and will be satisfied under the New Chorus equity link scheme.

Current awards which have been made under any other of Telecom’s existing cash-based long term incentive schemes will continue to apply, under equivalent plans established by New Chorus, for any eligible employees transferring from Telecom to New Chorus, with vesting to occur substantially in accordance with the terms of the original grants.

Section 11.27 describes the altered treatment under some of Telecom’s equity based employee incentive schemes as a result of the Demerger.

The New Chorus Board will decide what long term incentive grants are to be made on an annual basis and will, at its discretion, decide whether to implement any alternative long term incentive plans.

Employee share plans

The New Chorus Board will, at its discretion, decide whether to implement any employee share plans as part of New Chorus’ remuneration strategy post-Demerger.

5.10.3 Superannuation GSF

The New Zealand Government Superannuation Fund (GSF) was established to provide a way for state sector employees to save for their retirement. Telecom currently makes contributions to the GSF in relation to a closed category of employees. This is a legacy entitlement which applies to employees who were employed by Telecom at the time it was a state owned entity. When Telecom was sold into private ownership the Government Superannuation Fund Act 1956 was amended to ensure those employees employed by Telecom who contributed to the GSF retained their entitlement. The Telecommunications Amendment Act requires that the Government Superannuation Fund Act 1956 shall continue to apply to Telecom employees who currently contribute to the GSF and who transfer to New Chorus. New Chorus has been recognised as a continuing provider to the GSF, and as such contributions will continue using the same methodology as Telecom currently uses. New Chorus and the Crown have agreed that New Chorus’ contributions will be limited in the same manner as Telecom’s contributions, and a deed to this effect will be entered into. As the GSF is now a closed fund, no New Chorus employees other than existing Telecom employees who are currently enrolled in the GSF and will be transferring from Telecom to New Chorus upon Demerger will be able to enter the GSF. It is expected that fewer than 50 employees of New Chorus will be entitled to continuing contributions in the GSF.

KiwiSaver

KiwiSaver is a voluntary work-based savings initiative. Where an employee elects to participate (and contributes at least 2% of their gross earnings), his or her employer is required to contribute 2% of the employee’s gross earnings. New Chorus will be subject to all of the provisions of the KiwiSaver Act. Existing Telecom employees who are not currently enrolled in KiwiSaver and will be transferring from Telecom to New Chorus will not automatically be enrolled in KiwiSaver.

Existing Telecom employees who are currently enrolled in KiwiSaver and will be transferring from Telecom to New Chorus will have their contribution levels maintained.

All new employees starting new employment with New Chorus will be automatically enrolled into KiwiSaver. Such employees will have 55 days to opt out of the scheme in accordance with the KiwiSaver Act.

5.11 Other relevant information

5.11.1 Dividend reinvestment plan

No dividend reinvestment plan (DRP) will be available to New Chorus Shareholders at the time of Demerger. Following the Demerger, the New Chorus Board will determine, in its absolute discretion, whether or not to activate a New Chorus DRP. If the New Chorus Board decides to activate a New Chorus DRP, it will provide further details of the DRP to New Chorus Shareholders, and the elections that may be made in relation to participation in the New Chorus DRP by New Chorus Shareholders.

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### 5.11.2 Corporate Governance

New Chorus intends to have a dual listing of its shares on the NZSX and on the ASX. Upon listing on those exchanges New Chorus will be required to comply with the NZSX Listing Rules and the ASX Listing Rules.

As a result of New Chorus' stock exchange listings in New Zealand and Australia, it will be subject to the governance requirements of each of these jurisdictions. This includes: the NZSX Listing Rules and Corporate Governance Best Practice Code; the New Zealand Securities Commission's (now the Financial Markets Authority) report titled 'Corporate Governance in New Zealand Principles and Guidelines'; the ASX Listing Rules and the ASX Corporate Governance Council's Principles and Recommendations.

Where there are conflicts between the requirements or best practice recommendations of New Zealand and Australia, the New Chorus Board will adopt practices and policies consistent with the requirements across these jurisdictions. The New Chorus Board will monitor developments in the governance area and review and update its governance practices to ensure the most appropriate standards of governance for New Chorus are maintained.

The New Chorus Board's responsibilities following the Demerger will be detailed in a formal charter that will be published on New Chorus' website, www.chorus.co.nz.

The primary role of the New Chorus Board will be the protection and enhancement of company performance and long term shareholder value. The New Chorus Board will be responsible for the overall corporate governance of the company and will provide oversight of the management and affairs of New Chorus on behalf of shareholders.

To assist in the execution of its responsibilities, the New Chorus Board intends to establish the following committees following the Demerger:

**Human resources and compensation committee**

This committee will be responsible for advising and assisting the New Chorus Board to ensure the company implements appropriate human resource strategies and policies consistent with business requirements and adopts remuneration policies that demonstrate a clear link between performance and remuneration.

**Audit and risk management committee**

This committee will be responsible for reviewing, overseeing and reporting to the New Chorus Board on financial reporting, internal control structures, internal and external audit functions and risk management systems.

**Nominations and corporate governance committee**

This committee will be responsible for advising and assisting the New Chorus Board in relation to its composition and succession and board performance.

The processes of the New Chorus Board will be governed by its constitution, which is summarised in section 11.25.

**UFB Agreements**

The UFB Agreements contain provisions relevant to New Chorus' governance, as described in section 4.

### 5.11.3 Directors' fees and arrangements

**Remuneration**

Due consideration has been given to the complexity and nature of the work and expertise required by the New Chorus Board and each of the board committees in setting fees for non-executive directors. An aggregate fee pool of $980,000 per annum will apply for the payment of non-executive directors' fees. This fee pool has been approved by Telecom as the current sole shareholder of New Chorus. The New Chorus directors' fee pool will be considered for approval at New Chorus' first annual meeting following the Demerger.

The non-executive New Chorus directors will receive a base fee plus additional committee fees for chairing or sitting on one of the Audit and Risk Management Committee, Human Resources and Compensation Committee, or Nominations and Corporate Governance Committee. Where a director is the member or chairman of more than one board committee, the director will receive the single highest applicable fee. There will also be an additional fee paid for a New Chorus Board representative sitting on the CFH Steering Committee. Committee fees will not be paid to the Chairman of the New Chorus Board.

The initial annual fee structure will be as follows:

| | Chairman of New Chorus Board | Non-Executive Director |
|---|---|---|
| **Base fee:** | NZ$200,000 | NZ$100,000 |
| **Committee fees:** | **Chairman of Committee** | **Member** |
| **CFH Steering Committee:** | Not applicable | NZ$30,000 |
| **Audit and Risk Management Committee:** | NZ$25,000 | NZ$10,000 |
| **Human Resources & Compensation Committee:** | NZ$20,000 | NZ$8,000 |
| **Nominations and Corporate Governance Committee:** | NZ$15,000 | NZ$7,500 |

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5.11.4 Indemnities and insurance

New Chorus will enter into deeds of indemnity, insurance and access with each of the New Chorus directors, on terms which will be materially consistent with the existing deeds of indemnity, insurance and access entered into between Telecom and its current directors.

In addition, deeds of indemnity will be given to certain senior staff for potential liabilities and costs they may incur for acts or omissions in their capacity as employees of New Chorus, directors of New Chorus subsidiaries or directors of non-New Chorus companies in which New Chorus holds interests. Insurance will not be provided for dishonest, fraudulent, malicious or wilful acts or omissions.

5.11.5 CEO contract

Mark Ratcliffe is currently the Chorus CEO and, following the Demerger, will become the New Chorus CEO.

The material terms of Mr Ratcliffe’s employment agreement, which has been determined by the Telecom Board and will become effective on the Demerger Date, are summarised below:

Remuneration

The New Chorus CEO’s remuneration package is performance based so that it is directly linked to the long term performance of New Chorus. The remuneration package includes a fixed cash component amount, an at-risk incentive award to be paid under the annual cash-based incentive plan and an at-risk long term incentive. All components of the New Chorus CEO’s remuneration package will be reviewed annually by the New Chorus Board.

Mr Ratcliffe will also be awarded a grant of NZ$200,000 under the New Chorus equity link scheme (described in section

5.10.2 above) with a one year vesting period. On vesting, Mr Ratcliffe has undertaken to use the resulting payment to acquire New Chorus Shares, which must be held for the duration of his employment as the CEO of New Chorus.

Fixed annual remuneration

The New Chorus CEO will receive a fixed annual remuneration of NZ$750,000.

Short term incentive plan

The CEO is entitled to participate in an annual discretionary cash-based incentive plan. The measures used in determining the amount of the incentive will be set annually by the New Chorus Board, and will be a combination of business and individual performance objectives. The target annual value for this award will be NZ$420,000.

Long term incentive plan

The CEO will be entitled to participate in a long term incentive plan, with a target value of NZ$250,000. The final value of the award will be determined by performance criteria to be set by the New Chorus Board. In 2011, Mr Ratcliffe’s long term incentive award will be delivered under the Telecom equity link scheme (and be assumed by New Chorus and satisfied under the New Chorus equity link scheme post-Demerger), with post allocation performance hurdles to be determined by the New Chorus Board.

Term

Mr Ratcliffe will be employed under an employment agreement which does not have a fixed term.

Termination

The employment agreement may be terminated by either Mr Ratcliffe or New Chorus on six months’ notice.

If Mr Ratcliffe’s employment is terminated by reason of redundancy, he will be entitled to 12 months’ fixed annual remuneration as redundancy compensation. If the agreement is terminated by the New Chorus Board for serious misconduct or other cause justifying serious dismissal, Mr Ratcliffe shall be entitled only to base remuneration and accrued holiday pay to the date of termination. All other entitlements shall be forfeited.

5.11.6

Senior executive arrangements and remuneration

New Chorus has entered into employment agreements with the senior members of New Chorus’ management team set out in section 5.9.4. The material terms of those employment agreements, which will become effective on the Demerger Date, are summarised below:

Fixed annual remuneration

Remuneration for executives will be set with reference to the median of the market.

Short term incentive plan – annual cash-based incentive

As described in section 5.10.2 above, executives will be eligible to participate in short term incentive plans as determined by the New Chorus Board.

Long term incentive plan

As described in section 5.10.2 above, executives will be eligible to participate in the long term incentive plans as determined by the New Chorus Board.

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5.11.7 Intellectual property

Following the Demerger some key intellectual property currently owned by Telecom but associated with the Chorus business will be owned by New Chorus. New Chorus will own a portfolio of key intellectual property including the trade marks ‘Chorus’ and its logo in New Zealand, a portfolio of domain names including chorus.co.nz, and a portfolio of patent applications in New Zealand and Australia.

5.11.8 Corporate compliance

All New Chorus employees will be responsible for ensuring that New Chorus carries out its business activities in a way that maximises business opportunities, has due regard to all applicable legal and regulatory requirements and minimises New Chorus’ exposure to unacceptable legal and regulatory risk. Managers will be responsible for making sure that New Chorus employees are given appropriate information and training to assist them in complying with legal, regulatory and policy compliance obligations.

New Chorus will have a number of core internal policies and procedures in place upon Demerger, such as a Code of Ethics, Insider Trading Policy and Guidelines and Delegation of Authority Framework.

5.11.9 Outsourcing

New Chorus will have various supply agreements with vendors of equipment and services. All of these will be normal arm’s length trading arrangements with third parties. The contracts below are currently with Telecom, but will be assigned to New Chorus on Demerger.

Field Services

Telecom entered into new outsourcing arrangements for its field services operations with Visionstream Pty Limited, Downer EDI Engineering Limited (Downer) and Transfield Services (New Zealand) Limited (Transfield) (together, Field Service Operators) in 2009. Each of the Telecom outsource partners has a 10 year agreement, commencing 2009, to be the provider of field services to Telecom within a defined geographical area.

New Chorus has put in place outcome-focused ‘statements of work’ with each of the Field Service Operators for approximately the first 12 months of the UFB design and deployment (including civil works but excluding the supply of key materials, such as fibre, which New Chorus will source separately). The ‘statements of work’ provisions include a sharing of the performance risks with the Field Service Operators to the extent that they relate to matters substantially within their control – for example, the completion of construction on time. In addition, payment terms require that the Field Service Operators meet CFH quality requirements for the aspects of the deployment for which the Field Service Operators will be responsible.

In the longer term (ie for the remainder of the UFB build timeframe), New Chorus intends to move to a more contestable sourcing approach. This may not utilise the current field service agreement framework. New Chorus intends to run a competitive tender process once the long term deployment priorities are agreed with CFH and it has gained practical experience about optimal practice for the initial deployment areas. This could involve the existing Field Service Operators having the ability to bid for work outside the geographical area for which they have primary responsibility, or bringing in new operators to ensure the most competitive outcome.

Building and Engineering Services

Telecom has outsourced its building and engineering services to Downer. Downer have a five year agreement, commencing 2010, to provide all of Telecom’s building and engineering Services throughout New Zealand.

Property Maintenance Services

Telecom has outsourced its property maintenance services to Transfield. Transfield have a five year agreement, commencing 2010, to provide all of Telecom’s property and maintenance services throughout New Zealand.

Engineering and Consulting Services

Telecom has outsourced its engineering consultancy services to a panel of three firms, Beca Carter Hollings & Ferner, Aurecon New Zealand Limited and Opus International Consultants Limited. Telecom has entered into agreements for three years which enable it to purchase engineering and consultancy services from any of the panel firms.

New Chorus is not aware of any material breaches with its main suppliers.

5.11.10 Environmental management

New Chorus is committed to complying with the various environmental compliance requirements relating to the installation, operation, maintenance and upgrade of its infrastructure as well as identifying the environmental risks facing the business and ensuring effective environmental performance across its operations. The main compliance legislation and regulations that New Chorus will be responsible for adhering to are summarised below. These will be embedded into New Chorus’ day to day operations and monitored on an annual basis:

• Storage and transportation of dangerous substances;

• Noise levels from equipment (eg roadside cabinets);

• Visual impact of network structures;

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• Radio frequency emissions from mobile and radio communication sites; and

• Emissions from backup generators.

New Chorus’ policy is to ensure that all environmental laws and permit conditions are complied with and that these regulatory and operational programmes will be incorporated into relevant business practices and processes.

This will be achieved in New Chorus predominantly through the implementation of Telecom’s Environmental and Sustainability Strategy, which New Chorus plans to adopt, which was approved by Telecom in February 2011 and centres around five key focus areas: environmental commitment, environmental management, sustainability, climate change and advocacy. Following the Demerger, New Chorus will continue to implement the processes established in Telecom to ensure the delivery of the Environmental and Sustainability Strategy across its businesses. New Chorus will implement these through ‘business as usual’ activities which include managing supplier arrangements with sustainability in mind, implementing a new waste management strategy (described in further detail below), reducing travel time by encouraging the use of video conferencing as an alternative, co-ordinating travel between offices and the airport when required and recycling old equipment.

As mentioned above, New Chorus will deliver a new centralised waste management policy that was first implemented through Telecom in April 2011 and aims to proactively manage and coordinate the removal and recycling of all waste to ensure it is processed in an efficient, cost effective and environmentally friendly manner. The key objectives of New Chorus’ Waste Management Strategy are to:

• Maximise value on waste.

• Standardise waste stream processes.

• Be transparent in waste recovery activities.

• Use best practise sourcing.

• Comply with NZ current and future waste legislation.

• Encourage New Zealanders to continue to recycle their mobile phones, modems and landline phones.

New Chorus will also be responsible for the measurement, reporting and management of its carbon emissions footprint (electricity being the major contributor, gas, diesel air travel, vehicle fuel and waste) using policies similar to those held in place in Telecom since it began measuring its carbon footprint in 2007.

5.11.11 Litigation

Litigation and disputes to be assumed by New Chorus

New Chorus will assume the economic benefit, risk and liabilities of the following litigation and disputes. There can be no assurance that such litigation will not have a material adverse effect on the New Chorus business, financial condition or results of operations.

TSO Determinations

On 2 August 2011 Telecom and Vodafone announced that they had entered a full and final settlement of the various proceedings that they had initiated in relation to the Commerce Commission’s TSO determinations for FY04, FY05, FY06, FY07 and FY08. The terms of the settlement are confidential to the parties. The settlement followed the Supreme Court hearing in February 2011 of Telecom’s and Vodafone’s appeals in respect of the determinations for FY04, FY05, and FY06. Telecom and Vodafone have advised the Commerce Commission and the Supreme Court of the settlement and now await the Commerce Commission’s advice on whether the Commerce Commission wishes to proceed with its appeal, and the Supreme Court’s decision on whether it will deliver a judgment in relation to the Commerce Commission’s appeal. (The Court has already indicated that it is unlikely to issue a judgment in respect of the Telecom and Vodafone appeals). Once the Supreme Court’s decision and the Commerce Commission’s position are known, Telecom (pre-Demerger) and New Chorus (post-Demerger) will determine how to deal with any residual issues arising from the High Court’s decision directing that the Commerce Commission re-determine the FY05 and FY06 determinations and the FY09 and FY10 determinations which are pending awaiting the outcome of the Supreme Court proceedings.

Weathertight Homes claim

Telecom has been joined as one of numerous respondents in a claim lodged through the Weathertight Homes Resolution Services. The claim relates to a property development site called ‘Ellerslie Park’ where Telecom installed external telephone junction boxes. While the claim against Telecom is small, liability could be joint and several. Telecom unsuccessfully applied to strike out the claim. A hearing in April 2011 was vacated pending the Auckland City Council’s application to judicially review a determination of the adjudicator to refuse its removal application. No new hearing date has been set for the substantive proceedings. If Telecom is found to have caused or contributed to the damage suffered by the claimants then New Chorus will be required to pay damages in an amount that is fair and equitable. The current claim is approximately NZ$5m.

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SLES dispute

In October 2010, the Commerce Commission announced the commencement of an investigation into Telecom’s alleged breach of the Operational Separation Undertakings (the obligation not to discriminate) in respect of Chorus’ provision of sub loop extension services (SLES) and Telecom Wholesale’s failure to provide unbundled bitstream access (UBA) with sub loop unbundling (SLU) and SLES. On 26 May 2011, the Commerce Commission announced that it had decided to issue enforcement proceedings alleging that Telecom is likely to have discriminated in breach of the Operational Separation Undertakings by failing to provide other telecommunications service providers with UBA in conjunction with SLES, when it provided an equivalent service to its own retail business. Any enforcement proceedings would involve the Commerce Commission seeking a pecuniary penalty and also could include the Commerce Commission seeking compensation on behalf of other service providers.

On 19 July 2011, CallPlus Limited and Kordia Limited notified Telecom of claims (currently based on contract, estoppel and the Fair Trading Act and potentially other claims in relation to the same facts but on other legal bases (for example, under the Operational Separation Undertakings or in tort)) in relation to the same matter, although they have not commenced proceedings. The quantum of the claims is currently stated to be NZ$65 million and NZ$74 million respectively. While CallPlus’ and Kordia’s claims for compensation, as currently framed, are distinct from any claim by the Commerce Commission for access seeker compensation and a claim for pecuniary penalties, the size of the CallPlus and Kordia claims indicates that the Commerce Commission claims could be of a similar scale. However, there is likely to be considerable overlap between the various claims which a Court would seek to eliminate in any damages or penalty awards against Telecom, should its defence to these claims fail.

Land claims

Interests in land included in property, plant and equipment purchased from the Government may be subject to claims to the Waitangi Tribunal or deemed to be wahi tapu and, in either case, may be resumed by the Government. Certain claims have been brought or are pending against the Government under the Treaty of Waitangi Act 1975. Some of these claims may affect land transferred to Telecom by the Government and which is expected to be transferred to New Chorus on Demerger. In the event that land is resumed by the Government, there is provision for compensation to Telecom and consequently to New Chorus.

Other claims

Various other lawsuits, claims and investigations have been brought or are pending against Telecom and its subsidiaries, none of which is expected to have a significant effect on the financial position or profitability of New Chorus.

New Chorus cannot reasonably estimate the adverse effect (if any) on New Chorus if any of the foregoing outstanding claims or inquiries are ultimately resolved against New Chorus’ interests. There can be no assurance that such cases will not have a significant effect on New Chorus’ business, financial condition, position, results of operations or profitability.

5.11.12 Insurance

Up until the Demerger Date, Telecom and its subsidiaries (including the Chorus business unit) will have the benefit of Telecom’s current insurance policies, including the insurance provided by Telecom’s captive insurance company, Teleco. See section 7.8.5 for further information.

From the Demerger Date, Teleco will cease to provide any insurance to New Chorus in respect of claims that occur on or after the Demerger Date.

New Chorus will put in place its own insurance arrangements for damage to assets (and resultant business interruption) and liabilities relating to claims that might arise from New Chorus’ activities post-Demerger. It is not the intention for New Chorus to have its own captive insurance company post the Demerger Date. New Chorus’ insurance policies will be placed with insurers of acceptable security and the levels of retained risk and coverage purchased will be appropriate to its business activities, subject to insurance being available on commercially reasonable terms. Claims under general and product liability insurance policies arising from activities prior to the Demerger Date will continue to be insured under New Telecom’s insurance programme regardless of when any claim is reported. General and product liability claims arising from New Chorus’ activities post the Demerger Date will need to be insured under New Chorus’ insurance programme.

Claims under errors and omissions liability insurance policies that are reported prior to the Demerger Date will be insured under Telecom’s insurance programme. Claims reported post the Demerger Date will not be insured under New Telecom’s insurance programme. New Chorus will need to obtain its own insurance to cover such post-Demerger activities.

Directors and officers insurance is on a ‘claims made basis’. Directors and officers of Telecom (including the Chorus business unit) are covered for all liabilities arising from activities leading up to the Demerger Date. The Telecom directors and officers liability policy will continue post-Demerger covering both present and past directors and officers of Telecom including the Demerger process and Chorus business unit activities leading up to the Demerger Date.

From the Demerger Date, New Chorus will have its own directors and officers liability insurance policy in place. This will provide insurance for the liabilities of the directors and officers of New Chorus in relation to claims arising from the date of their appointment as a director or officer of New Chorus.

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SECTION 6

Financial information for New Chorus

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Financial information for New Chorus

6.1 Overview

This section contains financial information that is intended to assist readers to understand the financial position of New Chorus and the historical financial performance of the operations and assets that will comprise New Chorus following the Demerger.

The financial information about New Chorus is presented on two bases:

• An audited historical carve-out basis, which represents the financial records for the business that will be held by New Chorus at Demerger date and is reflected in the New Chorus special purpose financial statements contained in section 13 of this Booklet (the ‘New Chorus special purpose financial statements’). The New Chorus special purpose financial statements have been audited by KPMG and their report is included in section 13. A commentary on the New Chorus special purpose financial statements as at and for the financial years ended 30 June 2011, 2010 and 2009 appears in section 6.3. The commentary contains management’s discussion and analysis of the New Chorus special purpose financial statements for the periods presented.

• An unaudited condensed pro forma basis, under which certain adjustments have been applied to the New Chorus special purpose financial statements as at and for the financial year ended 30 June 2011 to reflect certain transactions that are expected to take place as part of or in association with the Demerger as if they had occurred on 1 July 2010 in the case of the unaudited condensed pro forma income statement and the unaudited condensed pro forma statement of cash flow information and 30 June 2011 in the case of the unaudited condensed pro forma statement of financial position (the ‘New Chorus pro forma financial statements’). A commentary on the New Chorus pro forma financial statements as at and for the financial year ended 30 June 2011 appears in section 6.2 of this Booklet. The commentary contains a description of the differences between the results shown in the New Chorus pro forma financial statements as at and for the year ended 30 June 2011 and those shown in the New Chorus special purpose financial statements as of and for the same period.

New Chorus special purpose financial information

The New Chorus financial information presented in section 6.3 includes:

• Extracts from the New Chorus special purpose financial statements, including:

– income statements for the years ended 30 June 2011, 2010 and 2009;

– summary statements of financial position as at 30 June 2011, 2010 and 2009; and

– summary statements of cash flows for the years ended 30 June 2011, 2010 and 2009.

• A commentary that describes trends and movements in the New Chorus special purpose financial statements.

In preparing the New Chorus special purpose financial statements, management has made a number of assumptions and estimates in order to apportion historical revenues and expenses of Telecom to New Chorus. The New Chorus special purpose financial statements reflect the assets, liabilities and results of the business that is expected to be held by New Chorus on Demerger as it was operated as part of Telecom. The New Chorus special purpose financial statements are based on assumptions and estimates and do not represent what the results of operations, cash flows or financial position of New Chorus would have been had it operated as a separate legal entity for the years presented. See section 6.3.1 for more information about the basis of preparation of the New Chorus special purpose financial statements. Note 23 of the New Chorus special purpose financial statements contains a reconciliation to the Telecom Group audited general purpose financial statements.

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New Chorus pro forma financial information

The New Chorus pro forma financial information presented in section 6.2 includes:

– the unaudited pro forma condensed income statement (the ‘pro forma income statement’) for the year ended 30 June 2011;

– the unaudited pro forma condensed statement of financial position (the ‘pro forma statement of financial position’) as at 30 June 2011;

– the unaudited pro forma condensed statement of cash flows (the ‘pro forma statement of cash flows’) for the year ended 30 June 2011; and

– other explanatory information, which includes the description of the key differences between the New Chorus special purpose financial statements and the New Chorus pro forma financial statements.

The adjustments in the New Chorus pro forma financial statements include additional assumptions and estimates to reflect events and transactions that are expected to occur after the period presented. The purpose of the New Chorus pro forma financial statements is to illustrate the estimated effect on the New Chorus special purpose financial statements as at and for the year ended 30 June 2011 of certain aspects of the Demerger as if it had occurred on 1 July 2010 for the income statement and statement of cash flows, or on 30 June 2011 for the statement of financial position.

The New Chorus pro forma financial statements do not represent what the results of operations, cash flows, or financial position of New Chorus may have been had it operated as a separate legal entity for the periods indicated, and does not project New Chorus’ results of operations, cash flows, or financial position in the future. Section 6.2.3 contains the basis of preparation of the pro forma financial statements.

The New Chorus pro forma financial statements are not intended to and do not comply with Article 11 of Regulation S-X of the Rules and Regulations of the United States Securities and Exchange Commission in respect of pro forma financial information.

The Independent Accountants, KPMG, have reviewed the New Chorus pro forma financial statements presented in this section, as stated in their Review Report included in section 6.2.1. The New Chorus pro forma financial statements should be read in conjunction with KPMG’s Review Report. KPMG’s work has been carried out in accordance with the Review Engagement Standards issued by the Institute of Chartered Accountants of New Zealand, which may vary from auditing or other standards and practices generally accepted in the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices of the United States of America. Readers should note and consider the comments in the Review Report regarding the scope and limitations of KPMG’s review.

Liquidity and capital resources of New Chorus

Section 6.4 contains a discussion of the liquidity position and capital resources of New Chorus, including its anticipated dividend policy, anticipated capital expenditure requirements and the financing arrangements that are likely to be in place following the Demerger.

Non-GAAP financial measures

New Chorus uses Earnings Before Interest, Taxation, Depreciation and Amortisation (‘EBITDA’), and adjusted EBITDA when discussing financial performance. These are non-GAAP financial measures and are not prepared in accordance with International Financial Reporting Standards (‘IFRS’). They are not uniformly defined or utilised by all companies in the telecommunications industry. Accordingly, these measures may not be comparable with similarly titled measures used by other companies. Non-GAAP financial measures should not be viewed in isolation, or considered a substitute for measures reported in accordance with IFRS. Management believes that these measures provide useful information as they are used internally to evaluate performance, analyse trends on cash-based expenses, establish operational goals and allocate resources.

New Chorus calculates EBITDA by adding back depreciation, amortisation, finance expense, share of associates’ profits/(losses) and taxation expense to net earnings less finance income. Adjusted EBITDA excludes significant one-off gains, expenses and impairments that are excluded from the result to provide an indication of underlying earnings. Management uses adjusted information to measure underlying trends of the business and monitor performance. Management believes adjusted financial measures give a helpful view of results and facilitates comparisons from period to period on underlying trends and movements. A description of New Chorus’ pro forma adjusted EBITDA for the year ended 30 June 2011 is included in section 6.2.5.

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6.2 New Chorus pro forma financial statements and commentary

6.2.1 Independent Accountants’ review report

KPMG Centre

18 Viaduct Harbour Avenue

P.O. Box 1584

Auckland

New Zealand

Telephone +64 (9) 367 5800

Fax +64 (9) 367 5875

Internet www.kpmg.com/nz

The Directors and Proposed Directors

Telecom Corporation of New Zealand Limited

Private Bag 92028

Auckland, 1142

26 August 2011

The Directors and Proposed Directors

Chorus Limited

Private Bag 92028

Auckland, 1142

Dear Directors

Independent Accountants’ Report on the New Chorus Pro Forma Financial Statements

Introduction

KPMG have been engaged by Telecom Corporation of New Zealand Limited and its subsidiaries (“Telecom” or “the Telecom Group”) to prepare this report for inclusion in the Scheme Booklet to be dated on or about 13 September 2011 (‘Scheme Booklet’), and to be issued by Telecom, in respect of the proposed demerger of New Chorus from Telecom.

Expressions defined in the Scheme Booklet have the same meaning in this report.

Scope

KPMG have been requested to prepare a report covering the New Chorus pro forma financial statements described below and disclosed in the Scheme Booklet.

Review of New Chorus Pro Forma Financial Statements

We have reviewed the New Chorus pro forma financial statements in accordance with the Review Engagement Standards issued by the Institute of Chartered Accountants of New Zealand.

The New Chorus pro forma financial statements, as set out in sections 6.2.2, 6.2.3 and 6.2.4 of the Scheme Booklet, comprise the unaudited:

• pro forma income statement for the year ended 30 June 2011;

• pro forma statement of financial position as at 30 June 2011;

• pro forma statement of cash flows for the year ended 30 June 2011; and

• other explanatory information.

The New Chorus pro forma financial statements have been prepared in accordance with the basis of preparation set out in section 6.2.3 of the Scheme Booklet.

The New Chorus pro forma financial statements provide information about the past financial performance of New Chorus and its financial position for the year ended and as at 30 June 2011 respectively, adjusted to reflect the impact of the pro forma adjustments described in section 6.2.4 of the Scheme Booklet.

Directors’ responsibilities

The Directors of Telecom Corporation of New Zealand Limited are responsible for the preparation of the New Chorus pro forma financial statements in accordance with the basis of preparation set out in section 6.2.3 of the Scheme Booklet and for such internal control as the Directors determine is necessary to enable the preparation of New Chorus pro forma financial statements that are free from material misstatement whether due to fraud or error.

©2011 KPMG, a New Zealand partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (‘KPMG International’), a Swiss entity.

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Telecom Corporation of New Zealand Limited

Independent Accountants’ Report on the New Chorus

Pro Forma Financial Statements

Reviewers’ responsibilities

It is our responsibility to express an independent opinion on the New Chorus pro forma financial statements presented by the Directors and report our opinion to you.

Basis of opinion

A review is limited primarily to enquiries of company personnel and analytical review procedures applied to the financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review opinion

Based on our review, nothing has come to our attention that causes us to believe that the New Chorus pro forma financial statements as set out in sections 6.2.2, 6.2.3 and 6.2.4 of the Scheme Booklet which comprise the unaudited:

• pro forma income statement for the year ended 30 June 2011;

• pro forma statement of financial position as at 30 June 2011;

• pro forma statement of cash flows for the year ended 30 June 2011; and

• other explanatory information

are not prepared, in all material respects, in accordance with the basis of preparation set out in section 6.2.3 of the Scheme Booklet. Our review was completed on 26 August 2011 and our opinion is expressed as at that date.

For the avoidance of doubt, the financial data and commentary included in sections 6.2.5 and 6.2.6 of the Scheme Booklet do not form part of the New Chorus pro forma financial statements, and our review opinion does not extend to these sections, nor to any other section of the Scheme Booklet.

Emphasis of Matter

We draw attention to section 6.2.3 of the Scheme Booklet, which describes the basis of preparation. The New Chorus pro forma financial statements have been prepared to reflect the impact of the pro forma adjustments described in section 6.2.4 of the Scheme Booklet on the New Chorus special purpose financial statements included in section 13 of the Scheme Booklet. As a result, the New Chorus pro forma financial statements may not be suitable for another purpose.

The New Chorus pro forma financial statements do not purport to represent what the results of operations would actually have been if New Chorus had operated on a standalone basis during the period indicated, or to project the results of operations for any future period.

Independence

KPMG are the auditors of the Telecom Group, and have also provided assurance services to the Telecom Group in relation to regulatory and other legislative requirements, including the structural separation of Telecom, and certain other assurance services. The firm, partners and employees of the firm also deal with Telecom on normal terms within the ordinary course of trading activities of the business of the Telecom Group. The firm has no interest in the outcome of the proposed scheme of arrangement, or any other relationship with, or interest in, the Telecom Group.

General advice warning

This report has been prepared, and included in the Scheme Booklet, to provide investors with general information only and does not take into account the objectives, financial situation or needs of any specific investor. It is not intended to take the place of professional advice and investors should not make specific investment decisions in reliance on the information contained in this report. Before acting or relying on any information, an investor should consider whether it is appropriate for their circumstances having regard to their objectives, financial situation or needs.

Yours faithfully

KPMG

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6.2.2 Pro forma financial statements

New Chorus unaudited condensed pro forma income statement

For the year ended 30 June 2011

PRO FORMA ADJUSTMENTS (UNAUDITED)

ASSUMES DEMERGER OCCURRED ON 1 JULY 2010 (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS) SPECIAL PURPOSE FINANCIAL STATEMENTS (AUDITED) NZ$M CAPITAL STRUCTURE NZ$M ASSET AND LIABILITY SEPARATION ARRANGEMENTS NZ$M NEW PRODUCTS AND SERVICES NZ$M PRO FORMA FINANCIAL STATEMENTS (UNAUDITED) NZ$M

Operating revenues and other gains 1,133 – – (83) 1,050

Operating expenses (494) – 70 (20) (444)

Earnings before interest, taxation, depreciation and amortisation 639 – 70 (103) 606

Depreciation and amortisation (243) – (70) (7) (320)

Earnings before interest and taxation 396 – – (110) 286

Finance income – – – 6 6

Finance expense – (92) – (16) (108)

Net earnings before income tax 396 (92) – (120) 184

Income tax expense (120) 28 – 36 (56)

Net earnings for the year 276 (64) – (84) 128

Net earnings for the year is attributable to:

Equity holders of the company 276 (64) – (84) 128

Pro forma basic earnings per share (in New Zealand dollars) 0.72 0.33

Weighted average number of ordinary shares outstanding (in millions) 385

Section 6.2.3 ‘Basis of preparation and presentation of pro-forma financial statements’ and section 6.2.4 ‘Explanation of the unaudited pro forma adjustments’ are an integral part of these pro-forma financial statements

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New Chorus unaudited condensed pro forma statement of financial position

As at 30 June 2011

PRO FORMA ADJUSTMENTS (UNAUDITED)

ASSUMES DEMERGER OCCURRED ON 30 JUNE 2011 (DOLLARS IN MILLIONS) SPECIAL PURPOSE FINANCIAL STATEMENTS (AUDITED) NZ$M CAPITAL STRUCTURE NZ$M ASSET AND LIABILITY SEPARATION ARRANGEMENTS NZ$M NEW PRODUCTS AND SERVICES NZ$M PRO FORMA FINANCIAL STATEMENTS (UNAUDITED) NZ$M

Current assets:

Receivables and prepayments 122 – (111) – 11

Total current assets 122 – (111) – 11

Non-current assets:

Property, plant and equipment and intangibles 2,081 – 197 147 2,425

Total non-current assets 2,081 – 197 147 2,425

Total assets 2,203 – 86 147 2,436

Current liabilities:

Accounts payable, accruals, provisions,

short-term derivative liabilities and taxation payable 156 – (111) 9 54

Debt due within one year – 1,700 – – 1,700

Total current liabilities 156 1,700 (111) 9 1,754

Non-current liabilities:

Deferred tax liability 126 – 25 12 163

Long-term payables and provisions – – – 97 97

Total non-current liabilities 126 – 25 109 260

Total liabilities 282 1,700 (86) 118 2,014

Total invested capital 1,921 (1,700) 172 29 422

Total liabilities and invested capital 2,203 – 86 147 2,436

Section 6.2.3 ‘Basis of preparation and presentation of pro-forma financial statements’ and section 6.2.4 ‘Explanation of the unaudited pro forma adjustments’ are an integral part of these pro-forma financial statements

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New Chorus unaudited condensed pro forma statement of cash flows

For the year ended 30 June 2011

PRO FORMA ADJUSTMENTS (UNAUDITED )

ASSUMES DEMERGER OCCURRED ON 1 JULY 2010 (DOLLARS IN MILLIONS) SPECIAL PURPOSE FINANCIAL STATEMENTS (AUDITED) NZ$M CAPITAL STRUCTURE NZ$M ASSET AND LIABILITY SEPARATION ARRANGEMENTS NZ$M NEW PRODUCTS AND SERVICES NZ$M PRO FORMA FINANCIAL STATEMENTS (UNAUDITED) NZ$M

Cash flows from operating activities:

Cash was provided from/(applied to):

Cash received from customers 167 – – 809 976

Payments to suppliers and employees (285) – – (95) (380)

Income tax paid (108) 19 – 24 (65)

Interest paid – (92) – (9) (101)

Cash flows from operating activities (226) (73) – 729 430

Cash flows from investing activities:

Purchase of property, plant and equipment and intangibles (373) – (55) – (428)

Cash flows from investing activities (373) – (55) – (428)

Cash from financing activities:

Net receipt of finance leases – – – 1 1

Movement in invested capital 599 – – (599) –

Cash flows from financing activities 599 – – (598) 1

Net cash flow – (73) (55) 131 3

Section 6.2.3 ‘Basis of preparation and presentation of pro-forma financial statements’ and section 6.2.4 ‘Explanation of the unaudited pro forma adjustments’ are an integral part of these pro-forma financial statements

122 Telecom 2011

6.2.3 Basis of preparation and presentation of pro forma financial statements

The New Chorus pro forma financial statements have been derived from the New Chorus special purpose financial statements included in section 13 of this Booklet. In order to understand the information contained in the New Chorus pro forma financial statements, it is important to understand the basis of preparation of the New Chorus special purpose financial statements, including the estimates and assumptions and limitations described in section 6.3.1 and note 1 of the New Chorus special purpose financial statements.

The New Chorus pro forma financial statements have been prepared consistently with the accounting policies used in the preparation of the New Chorus special purpose financial statements as described in note 1 to the New Chorus special purpose financial statements in section 13. The New Zealand equivalents to International Financial Reporting Standards (‘NZ IFRS’) and International Financial Reporting Standards (‘IFRS’) do not currently include standards for the preparation and reporting of pro forma financial information. The New Chorus pro forma financial statements are not intended to and do not comply with NZ IFRS, IFRS, or Article 11 of Regulation S-X of the Rules and Regulations of the United States Securities and Exchange Commission in respect of pro forma financial information.

The New Chorus pro forma financial statements include the impact of certain adjustments to the New Chorus special purpose financial statements. These adjustments reflect the following steps, which represent assumptions regarding certain transactions that will be directly attributable to the Demerger (‘the Demerger steps’):

(1) Telecom will subscribe for New Chorus shares.

(2) New Chorus will make a drawdown under the New Chorus Bridge Facility.

(3) Certain assets and liabilities will be transferred from Telecom to New Chorus.

(4) Telecom is expected to make a pro rata distribution to Eligible Shareholders, entitling Eligible Shareholders to one ordinary New Chorus Share for every five Telecom Shares.

(5) Changes to the existing terms of trade and settlement arrangements as agreed between New Chorus and New Telecom which will come into effect following the Demerger.

The New Chorus pro forma income statement and New Chorus pro forma statement of cash flows for the year ended 30 June 2011 have been prepared as if the Demerger had occurred on 1 July 2010. They present the financial performance and cash flows of New Chorus as it operated as part of Telecom, and they do not represent the financial performance and cash flows that may have occurred had New Chorus been a standalone legal entity during the period presented, for reasons including:

• the New Chorus pro forma financial statements include allocations to New Chorus of certain corporate expenses incurred by Telecom which are attributable to New Chorus, the amounts of which are likely to have been different if New Chorus had acted as a standalone legal entity rather than as part of Telecom;

• the New Chorus pro forma income statement and pro forma statement of cash flows only include transactions that have a continuing impact;

• the New Chorus pro forma financial statements may not reflect the strategies or operations New Chorus may have followed or undertaken had it acted as a standalone legal entity rather than as part of Telecom;

• New Chorus may have been exposed to different financial and business risks had it operated as a standalone legal entity rather than as part of Telecom; and

• different commercial arrangements may have been in place with customers, vendors and other counterparties had New Chorus acted as a standalone legal entity rather than as part of Telecom. The pro forma statement of financial position as of 30 June 2011 has been prepared as if the Demerger occurred on 30 June 2011. It has been prepared in order to give Telecom Shareholders an indication of New Chorus’ pro forma statement of financial position incorporating the Demerger steps noted above and does not attempt to represent the actual financial position of New Chorus on Demerger, for reasons including:

• New Chorus may have had a different capital structure had it operated as a standalone legal entity rather than as part of Telecom;

• the amount of GBP EMTN that will be exchanged between Telecom and New Chorus is subject to the investment decisions of bond holders, and along with any drawings under the Syndicated Bank Facility will impact the amount drawn under the New Chorus Bridge Facility and therefore the components of New Chorus net debt may differ on Demerger; and

• the New Chorus pro forma statement of financial position has been created using balances as at 30 June 2011, however the opening New Chorus statement of financial position on Demerger will reflect balances at the Demerger date.

The adjustments have been made to show the effect of the Demerger impact by reflecting the Demerger steps in the pro forma income statement, pro forma statement of cash flows and pro forma statement of financial position. No pro forma statement of comprehensive income or pro forma statement of changes in equity have been presented as there are no adjustments to these statements that have a continuing impact other than those reflected in the pro forma income statement.

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### 6.2.4 Explanation of unaudited pro forma adjustments

The principal unaudited pro forma adjustments that have been reflected in the New Chorus pro forma financial statements are as follows:

**1. Capital structure**

These adjustments reflect an assumption regarding the debt and equity funding that is expected to be raised to acquire the net assets of the New Chorus business from Telecom as part of the Demerger Steps.

New Chorus expects to raise cash from the issue of shares to Telecom, and these adjustments assume that New Chorus will draw down NZ$1,700 million of new short-term bank funding under the New Chorus Bridge Facility. These proceeds are expected to be applied to acquire the net assets of New Chorus from Telecom. The New Chorus pro forma income statement has been adjusted to reflect the effective interest expense of the New Chorus Bridge Facility. The New Chorus pro forma statement of cash flows has not been adjusted to reflect the loan principal drawdown. The associated interest cash flows have been included in the New Chorus pro forma statement of cash flows on the basis that they have a continuing impact on the cash flows of New Chorus.

The unaudited pro forma adjustment to interest expense was calculated as follows:

| 30 JUNE 2011 (DOLLARS IN MILLIONS) | PRINCIPAL ADJUSTMENT NZ$M | ASSUMED EFFECTIVE INTEREST RATE % | CHANGE IN FY11 FINANCE EXPENSE NZ$M | SENSITIVITY TO A 75BP MOVEMENT IN INTEREST RATES NZ$M |
|---|---|---|---|---|
| New Chorus Bridge facility | 1,700 | 5.44 | 92 | 13 |
| | **1,700** | | **92** | **13** |

The assumed interest rate for the New Chorus Bridge Facility reflected in the pro forma income statement is the 3 month NZ Bank Bill Reference Rate ('BKBM') over the year ended 30 June 2011 plus a margin.

Section 6.4.4 describes a proposal by New Chorus to establish a Euro Medium Term Notes ('EMTN') programme to be listed on the Luxembourg Stock Exchange. This programme may be used to raise long-term funding, which would result in lower borrowings under the New Chorus Bridge Facility. Around Demerger, holders of Telecom GBP EMTN will be offered the opportunity to exchange their Telecom EMTN for New Chorus EMTN. At the date of this Booklet, it is uncertain how much long-term debt New Chorus will raise under the New Chorus EMTN Programme and accordingly the pro forma financial statements assume no Telecom EMTN will be exchanged for New Chorus EMTN.

Section 6.4.4 also details that New Chorus have requested that the banks providing the New Chorus Bridge Facility arrange a Syndicated Bank Facility for up to five years. It is expected that the Syndicated Bank Facility would be available on, or after Demerger. At the date of this Booklet, it is uncertain when, or if, the Syndicated Bank Facility will be available, and the associated terms of the facility are unknown. Accordingly the pro forma financial statements assume no drawings under the Syndicated Bank Facility. If New Chorus was to draw under the Syndicated Bank Facility at Demerger there would be a corresponding reduction in drawings under the New Chorus Bridge Facility.

The table below indicates the range of outcomes that may result under different scenarios depending upon the amount of Telecom EMTN that bondholders elect to exchange for New Chorus EMTN. The table reflects that as the percentage of bonds exchanged increases, interest expense increases, reflecting the higher effective interest rate that would apply to the New Chorus EMTN Programme compared to borrowings under the New Chorus Bridge Facility.

| 30 JUNE 2011 (DOLLARS IN MILLIONS) | PERCENTAGE OF EMTN EXCHANGED NZ$M | NZ$M | NZ$M | NZ$M |
|---|---|---|---|---|
| | **0%** | **50%** | **75%** | **100%** |
| **Make up of debt balance** | | | | |
| New Chorus EMTN (after hedging instruments) | – | 368 | 552 | 736 |
| New Chorus Bridge Facility | 1,700 | 1,332 | 1,148 | 964 |
| | **1,700** | **1,700** | **1,700** | **1,700** |
| **Finance expense** | | | | |
| New Chorus EMTN (after hedging instruments) | – | 32 | 49 | 65 |
| New Chorus Bridge Facility | 92 | 72 | 62 | 52 |
| | **92** | **104** | **111** | **117** |

124 Telecom 2011

The effective interest rate of the New Chorus EMTN Programme incorporates the effect of derivative financial instruments hedging both interest and foreign exchange rates, and is higher than the effective interest rate of the New Chorus Bridge Facility as the EMTN reflects long-term interest rates, while the New Chorus Bridge Facility is calculated at short-term interest rates. In addition, the pro forma income statement and the above table do not include one-off costs that Telecom will be required to pay if it redeems the Telecom GBP EMTN.

2. Asset and liability separation arrangements

These adjustments reflect aspects of the separation arrangements in the draft overview of the Asset Allocation Plan. Under the Asset Allocation Plan, these arrangements include the net transfer of legal ownership of property, plant and equipment and intangible assets from New Telecom to New Chorus, the recognition of deferred tax liabilities associated with these assets and the retention by New Telecom of net working capital. The pro forma income statement has been adjusted to reflect the reclassification of depreciation and amortisation on the shared property, plant and equipment and intangible assets that New Chorus is expected to own on Demerger as if legal ownership had transferred on 1 July 2010.

3. New products and services

These adjustments reflect the impact of implementing new products, services and the associated terms of trade between New Chorus and New Telecom that will be in effect following Demerger, had such terms been in place from 1 July 2010. The New Chorus special purpose financial statements were prepared using the products and services and associated terms of trades that were provided historically between New Chorus and New Telecom. These differ from those that are expected to apply between New Chorus and New Telecom after Demerger. Details of the products and services to be provided between New Chorus and New Telecom after Demerger are included in section 10. The key changes are summarised as follows:

• Access and Layer 2 related products and services provided by

New Chorus to New Telecom have been redefined and re-priced. These products and services consist of both regulated and non-regulated products and services. The regulated products and services will be provided in accordance with the relevant telecommunications legislation and Commerce Commission determinations, the non-regulated products and services are expected to be provided in accordance with the new commercial arrangements agreed between New Chorus and New Telecom;

• New lease/licence arrangements in relation to network electronics and exchange buildings owned by both New Chorus and New Telecom (‘Network Asset Arrangements’ see section 10.2.3 and

10.2.4) will take effect. On Demerger New Chorus will own 602 exchanges and New Telecom will own 30 exchanges. New Chorus and New Telecom both require space in the majority of these exchanges and have entered into lease/licence arrangements to secure space necessary to meet their own business requirements. These long term arrangements are generally accounted for as finance leases which results in the recognition of property, plant and equipment on a different basis to legal title; and

• Services in connection with shared systems owned by both

New Chorus and New Telecom have been reconfigured. Following Demerger New Chorus and New Telecom usage of shared systems will be re-charged on a cost recovery basis.

The new terms of trade between New Chorus and New Telecom will result in cash payments and receipts between New Chorus and New Telecom the month following the provision of the relevant products and services. The new terms of trade have been applied as if the Demerger occurred on 1 July 2010, and as a result the cash flow presented includes eleven months of payments and receipts between New Chorus and New Telecom.

4. Taxation

This adjustment represents the estimated income tax effects of the pro forma adjustments. The income tax rate applied to the pro forma income statement and pro forma statement of cash flows is the 2011 corporate tax rate of 30%. The calculation of cash tax paid assumes that New Chorus pays provisional tax as it falls due. The deferred tax in the pro forma statement of financial position is calculated at 28% as this will be the tax rate for the periods over which the deferred tax is likely to reverse.

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### 6.2.5 Pro forma EBITDA and adjusted EBITDA

New Chorus' pro forma EBITDA and pro forma adjusted EBITDA are shown below. Adjustments to remove the impact of the following one-off costs have been applied to determine adjusted EBITDA:

- Costs of NZ$6 million were incurred in relation to Telecom's UFB proposal;
- One-off costs of NZ$22 million were recognised in relation to the Canterbury earthquakes; and
- Costs of NZ$42 million of asset impairment charges on copper-based regulatory assets due to the combined effect of the move to a fibre-oriented world and regulatory developments.

A reconciliation of the New Chorus pro forma EBITDA and adjusted EBITDA to the New Chorus special purpose income statement for the year ended 30 June 2011 is shown below:

| YEAR ENDED 30 JUNE 2011<br>(DOLLARS IN MILLIONS) | SPECIAL PURPOSE FINANCIAL STATEMENTS (AUDITED) NZ$M | PRO FORMA ADJUSTMENTS NZ$M | PRO FORMA (UNAUDITED) NZ$M | % CHANGE % |
|---|---|---|---|---|
| Net earnings | 276 | (148) | 128 | (53.6) |
| Add: depreciation and amortisation | 243 | 77 | 320 | 31.7 |
| Less: finance income | – | (6) | (6) | NM |
| Add: finance expense | – | 108 | 108 | NM |
| Add: taxation expense | 120 | (64) | 56 | (53.3) |
| **EBITDA** | **639** | **(33)** | **606** | **(5.2)** |
| Add: UFB costs | 6 | – | 6 | – |
| Add: asset impairments | 42 | – | 42 | – |
| Add: natural disaster costs | 22 | – | 22 | – |
| **Adjusted EBITDA** | **709** | **(33)** | **676** | **(4.7)** |

### 6.2.6 Pro forma financial statements commentary

The commentary below explains the effect of the pro forma adjustments on New Chorus' pro forma financial statements compared to results reflected in the New Chorus special purpose income statement for the financial year ended 30 June 2011.

#### Pro forma income statement commentary

**Operating revenues**

Pro forma operating revenues are NZ$83 million lower than those shown in the New Chorus special purpose income statements as a result of incorporating the new products and services that New Chorus will sell to New Telecom on Demerger. The key impacts include:

- A decrease in revenues due to the replacement of certain legacy regulated products and services relating to both access line and co-location services now combined in to a new service ('Baseband') at the same price as averaged UCLL. For more information on this new product, see section 10.
- A decrease in revenue due to the provision of co-location services to New Telecom which has been replaced by the Network Asset Arrangements. These Network Asset Arrangements will be accounted for as finance leases, whereas they are reflected in the special purpose financial statements as revenue and expenses. When New Telecom uses space in a New Chorus exchange under the Network Asset Arrangements, New Chorus will derecognise the portion of the buildings covered by the lease and recognise a receivable for the present value of the payments receivable under the lease. Receipts from New Telecom will be treated as reductions in the receivable from New Telecom and finance income.

NZ$882 million or 84% of New Chorus' pro forma operating revenue for FY11 was derived from New Telecom. Of this, NZ$828 million, or 94% relates to products and services New Chorus will supply to all retail service providers detailed in section 10, and legacy copper Bitstream services New Chorus will provide to New Telecom only, also detailed in section 10. The remaining 6% relates to revenues derived from the long term and transitional arrangements as detailed in section 10.

**Operating expenses**

Pro forma operating expenses are NZ$50 million lower than those shown in the New Chorus special purpose income statement. This reflects that New Chorus now directly owns network and intangible assets or holds them by way of the Network Asset Arrangements. Previously, New Chorus was charged for the use and depreciation of these assets held by Telecom's T&SS business unit by way of a cost allocation. This reduction in New Chorus' operating expenses has been offset by an increase in depreciation. This is further discussed below.

126 Telecom 2011

**Depreciation, financing and taxation**

Pro forma depreciation and amortisation expense is NZ$77 million higher than that shown in the New Chorus special purpose income statement. This is predominantly due to the net increase in property plant and equipment and intangible assets due to assets transferred to New Chorus from New Telecom as well as a net increase to depreciation on assets recognised under Network Asset Arrangements.

Pro forma finance income is NZ$6 million higher than that shown in the New Chorus special purpose financial statements due to finance income recognised on Network Asset Arrangements covering New Chorus buildings leased to New Telecom.

Pro forma finance expense is NZ$108 million higher than that shown in the New Chorus special purpose income statement. The increase of NZ$92 million is to recognise interest expense on drawings under the New Chorus Bridge Facility. The remaining NZ$16 million increase is due to finance expense recognised on the Network Asset Arrangements in place for buildings and telecommunications equipment assets that New Chorus leases from New Telecom.

Pro forma income tax expense has been calculated to reflect the statutory taxation rate of 30%, which has been applied to the pro forma income statement adjustments and has resulted in a decrease of NZ$64 million in tax expense compared to that shown in the New Chorus special purpose income statement.

## Pro forma statement of financial position commentary

**Current assets**

Current assets are NZ$111 million lower than those shown in the New Chorus special purpose financial statements, reflecting that the majority of the receivables and prepayments recognised in the special purpose statement of financial position will remain with New Telecom under the Asset Allocation Plan.

**Non-current assets**

The following table details the pro forma adjustments to property, plant and equipment and intangible assets:

| 30 JUNE 2011<br>(DOLLARS IN MILLIONS) | SPECIAL PURPOSE FINANCIAL STATEMENTS (AUDITED) NZ$M | ADD ASSETS TRANSFERRED FROM NEW TELECOM NZ$M | ADD IMPACT OF FINANCE LEASES FROM NEW TELECOM NZ$M | LESS IMPACT OF FINANCE LEASES TO NEW TELECOM NZ$M | PRO FORMA (UNAUDITED) NZ$M |
|---|---|---|---|---|---|
| Intangible assets | 120 | 107 | – | – | 227 |
| Telecommunications equipment and plant | 1,813 | 85 | 16 | – | 1,914 |
| Freehold land | 30 | 1 | – | – | 31 |
| Buildings | 74 | (1) | 173 | (42) | 204 |
| Other assets and work in progress | 44 | 5 | – | – | 49 |
| **Total** | **2,081** | **197** | **189** | **(42)** | **2,425** |

The pro forma adjustments to property, plant and equipment and intangible assets are due to the impact of asset and liability transfers and Network Asset Arrangements that will be effective from Demerger.

The New Chorus pro forma statement of financial position includes a net increase in property, plant and equipment and intangible assets of NZ$197 million when compared to that shown in the New Chorus special purpose financial statements, reflecting the net assets that will be transferred from New Telecom to New Chorus under the Asset Allocation Plan.

In addition, pro forma property, plant and equipment and intangible assets includes an increase of NZ$189 million to reflect the recognition of buildings and telecommunication equipment and plant that will be leased by New Chorus from New Telecom, and a decrease of NZ$42 million to reflect those buildings legally owned by New Chorus that will be leased to New Telecom as per the Network Asset Arrangements.

**Current liabilities**

Pro forma accounts payable, accruals, provisions and short-term derivative liabilities are NZ$102 million lower than those shown in the special purpose financial statements due to:

- a NZ$111 million decrease due to balances allocated to New Chorus in the special purpose financial statements that will not transfer to New Chorus on Demerger in accordance with the Asset Allocation Plan, partially offset by;
- a NZ$9 million increase due to the recognition of the short-term portion of net payables under Network Asset Arrangements from entering into finance leases with New Telecom.

The NZ$1,700 million increase to debt due within one year relates to drawings under the New Chorus Bridge Facility. Refer to section 6.4.4 for more information on the New Chorus Bridge Facility.

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Non-current liabilities

Pro forma deferred tax liabilities are NZ$37 million higher than those shown in the New Chorus special purpose financial statements as a result of recognising the net deferred tax on property, plant and equipment and intangible assets transferred to New Chorus and the Network Asset Arrangements with New Telecom.

Long-term payables are NZ$97 million higher than those shown in the New Chorus special purpose financial statements due to the recognition of a net long-term payable due to New Telecom under the Network Asset Arrangements with New Telecom.

Pro forma statement of cash flow commentary Cash flows from operating activities

Cash received from customers is NZ$809 million higher than that shown in the New Chorus special purpose financial statements due to reflecting that sales of products and services by New Chorus to New Telecom will be settled in cash. Previously, as reflected in the New Chorus special purpose financial statements, outstanding balances between New Chorus and New Telecom were not settled in cash. Payments to suppliers and employees is NZ$95 million higher than those shown in the New Chorus special purpose financial statements due to reflecting that purchases of products and services by New Chorus from New Telecom will now be settled in cash.

Income tax paid is NZ$43 million lower than that shown in the

New Chorus special purpose financial statements, reflecting the impact of New Chorus paying provisional tax as it falls due. As a result, two thirds of the current year pro forma income tax expense is paid during the year.

Interest paid is NZ$101 million higher than that shown in the New Chorus special purpose financial statements, reflecting the interest paid on the New Chorus Bridge Facility and finance expense paid on Network Asset Arrangements with New Telecom.

Cash flows from investing activities

Purchases of property, plant and equipment and intangibles is NZ$55 million higher than those shown in the New Chorus special purpose financial statements, reflecting additional property, plant and equipment and intangible assets transferred to New Chorus from New Telecom in accordance with the Asset Allocation Plan.

Cash flows from financing activities

Movements in invested capital are nil, compared to NZ$599 million in the New Chorus special purpose financial statements, reflecting that transactions between New Telecom and New Chorus will now be settled in cash.

6.3 New Chorus special purpose financial statements commentary

6.3.1 Basis of preparation and presentation of special purpose financial statements

These special purpose financial statements of the New Chorus Group comprise the special purpose statements of financial position as at 30 June 2011, 2010 and 2009 and the special purpose income statements and special purpose statements of comprehensive income, changes in invested capital and cash flows for the years then ended, together with a summary of significant accounting policies and other explanatory information. The New Chorus special purpose financial statements are in section 13.

The New Chorus special purpose financial statements represent the financial record of the business that is expected to be held by New Chorus on Demerger. The New Chorus special purpose financial statements were extracted from the audited general purpose financial statements of the Telecom Group prepared in accordance with the New Zealand equivalents to International Financial Reporting Standards (‘NZ IFRS’) and International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board for the years ended 30 June 2011, 2010 and 2009.

NZ IFRS and IFRS does not provide for the preparation of extracted financial information. Accordingly, the New Chorus special purpose financial statements are not intended to and do not comply with NZ IFRS or IFRS. The New Chorus special purpose financial statements have been prepared using the recognition and measurement principles of IFRS except for the allocation and disclosure matters described below.

Allocation principles applied

In preparing the New Chorus special purpose financial statements, the accounting policies, accounting estimates and valuation judgements which formed the basis of preparation of the audited general purpose financial statements of the Telecom Group have been applied, and no adjustments have been made to the historical record as presented in Telecom Group’s financial statements. No adjustments have been made for subsequent events that have occurred post the original date of issue of the Telecom Group audited general purpose financial statements. Where transactions or balances are not accounted for within those financial statements in a manner which clearly attributes them to New Chorus, an amount has been allocated to New Chorus on the basis as outlined below. The application of these principles involves the use of estimates and judgements.

128 Telecom 2011

The following allocation principles have been applied in preparing the New Chorus special purpose financial statements:

- Trading with New Telecom that was previously regarded as internal to the Telecom Group and eliminated on consolidation of the Telecom Group (for example sales by New Chorus to New Telecom and costs recharged by New Telecom to New Chorus) has been reclassified as external and disclosed as related party transactions.
- Trading with external counterparties recorded by Telecom on behalf of New Chorus (for example GST, payroll and certain common suppliers) has been recognised as third party transactions. The associated period end balances have been recognised as an element of external debtors or creditors.
- Telecom Group operates a central cash account and cash flows relating to centrally settled income and expenditure are allocated to New Chorus to the extent that the related transactions and balances are allocated to New Chorus. No cash flows are allocated to New Chorus in respect of transactions between New Telecom and New Chorus as they were not settled in cash.
- Tax expense has been allocated to New Chorus to reflect the proportion of the overall Telecom Group tax expense attributable to New Chorus, recomputed on the basis of the results of New Chorus.
- None of Telecom Group's external debt, derivatives, finance costs or cash flows associated with that debt has been allocated to New Chorus. Historically New Chorus has been funded via equity advances from Telecom, which has been presented as invested capital in the New Chorus special purpose financial statements.
- Assets of the Telecom Group not historically accounted for in a manner which clearly attributes the asset to either New Telecom or New Chorus have been allocated to New Telecom. To the extent that New Chorus utilises an asset of this nature, an expense has been allocated to New Chorus on the basis of its usage of the asset.

### 6.3.2 Summary New Chorus special purpose income statement commentary

Set out below are New Chorus' summary special purpose income statement for the years ended 30 June 2011 ('FY11'), 30 June 2010 ('FY10') and 30 June 2009 ('FY09').

| YEAR ENDED 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M | 2011/2010 % CHANGE | 2010/2009 % CHANGE |
|---|---|---|---|---|---|
| Operating revenues | | | | | |
| Local service | 550 | 562 | 587 | (2.1) | (4.3) |
| Data | 73 | 84 | 88 | (13.1) | (4.5) |
| Broadband and internet | 237 | 242 | 224 | (2.1) | 8.0 |
| Other operating revenues | 273 | 264 | 265 | 3.4 | (0.4) |
| **Total operating revenues** | **1,133** | **1,152** | **1,164** | **(1.6)** | **(1.0)** |
| Operating expenses | | | | | |
| Labour | (43) | (43) | (41) | – | 4.9 |
| Other operating expenses | (381) | (364) | (324) | 4.7 | 12.3 |
| Other expenses | (28) | – | – | NM | – |
| Asset impairments | (42) | – | – | NM | – |
| **Total operating expenses** | **(494)** | **(407)** | **(365)** | **21.4** | **11.5** |
| **EBITDA** | **639** | **745** | **799** | **(14.2)** | **(6.8)** |
| Depreciation and amortisation | (243) | (208) | (191) | 16.8 | 8.9 |
| **EBIT** | **396** | **537** | **608** | **(26.3)** | **(11.7)** |
| Income tax expense | (120) | (174) | (182) | (31.0) | (4.4) |
| **Net earnings** | **276** | **363** | **426** | **(24.0)** | **(14.8)** |

NZ IFRS requires disclosure of segmental information to reflect the segmental breakdown used by the Chief Operating Decision Maker to manage the business. As New Chorus did not exist as a separate legal group during the reporting periods, there was no Chief Operating Decision Maker for the New Chorus operations and no segmental information is presented. In addition, it is anticipated that New Chorus will initially be reported as a single segment.

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6. FINANCIAL INFORMATION FOR NEW CHORUS

**Overview**

New Chorus will be New Zealand's largest telecommunications utility business and the nationwide owner and operator of fixed line access network infrastructure, comprising local telephone exchanges, copper and fibre cables that connect approximately 1.8 million New Zealand homes and businesses.

**Operating revenues**

New Chorus earns revenue primarily by providing Layer 1 and Layer 2 wholesale local access network fibre and copper services to Retail Service Providers ('RSPs') of telecommunications services. New Telecom will be New Chorus' principal customer after the Demerger.

New Chorus divides its operating revenues into the following four categories:

- *Local service revenue*, which is the revenue New Chorus earns from RSPs for providing local telephone connections or the infrastructure for RSPs to provide those services themselves. The overwhelming majority of these revenues consist of payments from New Telecom for local loop services that enable New Telecom to provide local telephone services to its customers.
- *Data revenue*, which principally consists of revenue from products such as High Speed Network Service ('HSNS') and Unbundled Partial Circuits ('UPC') that enable RSPs to create Internet Protocol ('IP') and other data networks for their customers using New Chorus' network.
- *Broadband and internet revenue*, which primarily consists of revenue from wholesale services that allow RSPs to offer broadband internet services to their customers using New Chorus' network, including Unbundled Bitstream Access ('UBA') and very high bitrate Digital Subscriber Line ('VDSL').
- *Other revenue*, which primarily consists of co-location fees for permitting RSPs to place their equipment in New Chorus exchanges and cabinets, fees charged to RSPs for providing field services such as connection and fault repair services to them and their customers, and backhaul revenues.

During FY11, FY10 and FY09 New Telecom was the largest customer of New Chorus. Revenue earned from New Telecom in the New Chorus special purpose income statement was 85.2%, 87.9% and 90.0% of total New Chorus revenues for FY11, FY10 and FY09 respectively.

The main driver of New Chorus' local service revenue is the number of access lines connected to the New Chorus network; the total access lines as at 30 June 2011, 2010 and 2009 are as follows:

| YEAR ENDED 30 JUNE | 2011 (000) | 2010 (000) | 2009 (000) | 2011/2010 % CHANGE | 2010/2009 % CHANGE |
|---|---|---|---|---|---|
| Total access lines | 1,799 | 1,783 | 1,797 | 0.9 | (0.8) |

Local access lines have remained steady over the period. However the proportion of access lines provided to New Telecom has changed during that time. This reduces the revenue of New Chorus as the legacy Metallic Path Facility ('MPF') revenue is replaced by Unbundled Copper Local Loop ('UCLL') and backhaul revenues that enable other RSPs to connect their customers to New Chorus' network at the cabinet or exchange.

The fixed line market is also subject to substitution by mobile market offerings, however, the rate of fixed to mobile substitution to date for Telecom has been modest when compared to global trends, which is partly due to Telecom's Telecommunications Service Obligations ('TSO') obligations to provide free local calling.

Broadband and internet revenue arise from broadband products such as Basic UBA and Enhanced UBA, which allow service providers to deliver their own branded broadband services by combining the New Chorus input product with backhaul, international internet connectivity, email and other internet service provider services. As the table below indicates there has been a steady increase in broadband connection volume growth. Volume growth in FY11 has been offset by a reduction in average prices.

| YEAR ENDED 30 JUNE | 2011 (000) | 2010 (000) | 2009 (000) | 2011/2010 % CHANGE | 2010/2009 % CHANGE |
|---|---|---|---|---|---|
| Broadband connections | 1,065 | 977 | 873 | 9.0 | 11.9 |

Revenue from data services is driven by the uptake of business users of data and network services.

As New Chorus begins to offer services delivered via the new UFB Network, additional dynamics will affect its revenues. New Chorus expects that most end users of the UFB Network will disconnect from the copper network at the same time as they connect to the UFB Network. As a result, New Chorus' overall revenues will become sensitive to the mix of services that end users take up via the UFB Network, as between basic plans and higher priced premium and commercial services.

Prices for most of the products and services provided by New Chorus during the periods covered by the New Chorus special purpose financial statements were set by the Commerce Commission through Standard Terms Determinations ('STDs'). Price reviews with respect to these products and services will continue to be conducted by the Commerce Commission. These reviews could result in a price change

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as a result of the Commerce Commission amending the respective STD. Prices for services on the UFB Network will be set under the UFB Agreements until the end of 2019. Prices agreed with CFH will also be subject to oversight, and potentially price review adjustments by the Commerce Commission. See section 3 for further information on the regulatory environment.

Operating expenses

New Chorus divides its operating expenses into labour and other operating expenses.

Labour costs include both the costs of New Chorus’ approximately 500 employees and the payments New Chorus makes to independent contractors.

Other operating expenses largely reflect the direct costs of maintaining and operating the network and related infrastructure. In addition, other operating costs include an allocation of costs for services provided by New Telecom. These relate to operating and maintaining various assets that will remain with New Telecom after the Demerger and also for shared services (such as payroll and accounts payable) provided by New Telecom. New Chorus will continue to require many of these services and use of assets after the Demerger. New Chorus will purchase these services through arm’s length commercial arrangements established as part of the Demerger process.

Because of the limited scope to increase revenue, New Chorus’ ability to manage labour and other operating expenses will be a key driver of margin and profitability. In addition, a significant portion of New Chorus’ costs of operating the network are fixed and would not decline in proportion to any decrease in end users.

Other expenses and asset impairments

FY11 included NZ$22 million of costs recognised in relation to the Canterbury earthquakes and NZ$6 million of costs in relation to Telecom’s proposal for, and involvement with, the Government’s UFB Initiative. For further details, see note 5 of the New Chorus special purpose financial statements included in section 13.

The FY11 impairment charges of NZ$42 million represent certain Wholesale assets that are considered stranded due to the combined effect of the move to a fibre-orientated world and regulatory developments. All remaining assets in these programmes have been identified for ongoing use, or reuse, within the business.

FY11 vs. FY10

Operating revenues

Operating revenues decreased in FY11 by NZ$19 million, or 1.6%, to NZ$1,133 million compared to FY10. At 30 June 2011, 123 exchanges and more than 93,000 lines had been unbundled by eight different service providers compared to 77 exchanges and seven service providers in 2010. Total access lines at 30 June 2011 were 1.799 million, compared to 1.783 million at 30 June 2010. The increase in total access lines arose from the net impact of growth in customer demand for access lines, which more than offset the impact of fixed to mobile substitution, which to date has remained modest.

Local service revenue declined by NZ$12 million, or 2.1%, to NZ$550 million compared to FY10. Local service revenue includes UCLL and revenues from the installation of access infrastructure into new subdivisions. Growth in broadband connections has resulted in a change in revenue mix for New Chorus. As broadband connections increase this results in revenue growth in broadband and internet for New Chorus, and a loss of local service revenue, as the local service component of broadband is subsumed into the respective broadband and internet products and services.

Data revenue of NZ$73 million decreased by NZ$11 million, or 13.1%, when compared to FY10 due to lower pricing for managed data inputs supplied to New Telecom, which more than offset increases in growth with other existing customers.

Broadband and internet revenue decreased by NZ$5 million, or 2.1%, to NZ$237 million in FY11 primarily due to lower pricing from Wholesale broadband to New Telecom which more than offset the increase in broadband connections with customers.

Other operating revenue increased by NZ$9 million, or 3.4%, to NZ$273 million in FY11 when compared to FY10 largely due to proceeds from the disposal of surplus copper, as well as increases in UCLL co-location and backhaul service revenues.

Operating expenses

Operating expenses (excluding other expenses and asset impairments) increased in FY11 by NZ$17 million, or 4.2%, to NZ$424 million compared to FY10.

Labour expenses were unchanged from FY10. While there has been an increased focus on customer service, quality improvement programmes and support for the UFB and RBI programmes New Chorus has simultaneously been undertaking a cost reduction initiative which has resulted in the overall expense remaining steady.

Other operating expenses increased in FY11 by NZ$17 million, or 4.7%, to NZ$381 million compared to FY10, largely due to higher network maintenance and provisioning volumes.

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During FY11, New Chorus recognised impairment changes totalling NZ$42 million due to the combined effect of the move to a fibre-orientated world and regulatory developments.

Other expenses of NZ$28 million (NZ$ nil in FY10) represent NZ$6 million of costs in relation to Telecom’s UFB proposal and NZ$22 million in relation to the Canterbury earthquakes, primarily consisting of asset impairments and support costs.

Depreciation and amortisation

Depreciation and amortisation increased in FY11 by NZ$35 million, or 16.8%, to NZ$243 million due to the impact of a higher asset base as a result of higher levels of capital expenditure on the FTTN network architecture than in FY10.

Income tax expense

Income tax expense decreased in FY11 by NZ$54 million, 31.0%, to NZ$120 million partly as a result of the decrease in earnings before income tax (with a tax impact of NZ$42 million) and partly due to the FY10 income tax expense being impacted by the Taxation (Budget Measures) Act 2010 which resulted in NZ$21 million increase in tax expense in FY10 relating to the future removal of tax depreciation on certain buildings and a NZ$8 million tax credit in relation to the future reduction in the company tax rate in New Zealand from 30% to 28%.

FY10 vs. FY09

Operating revenues

Operating revenues decreased in FY10 by NZ$12 million, or 1.0%, to NZ$1,152 million compared to FY09. At 30 June 2010, 77 exchanges had been unbundled by seven service providers compared to 64 exchanges and four service providers in 2009. Total access lines at 30 June 2010 were 1.783 million, compared to 1.797 million at 30 June 2009.

Local service revenue declined in FY10 by NZ$25 million, or 4.3%, to NZ$562 million compared to FY09. Local service revenue includes UCLL and contributions towards the provision of access infrastructure in new subdivisions. The decrease in local services revenue corresponded to the decline in total access lines, partially offset by an increase in UCLL revenues while subdivision revenues were lower due to less residential sites being developed.

Data revenue of NZ$84 million decreased in FY10 by NZ$4 million, or

4.5%, when compared to FY09. While there was growth with existing customers there continued to be a decline in the data inputs supplied to New Telecom.

Broadband and internet revenue increased in FY10 by NZ$18 million, or 8.0%, compared to FY09 due to the increase in broadband connections.

Operating expenses

Operating expenses increased in FY10 by NZ$42 million, or 11.5%, to NZ$407 million compared to FY09.

Labour expenses increased by NZ$2 million, or 4.9%, to NZ$43 million. This was due to more expensive contractors being used to deliver projects, operational separation obligations, new regulated offerings and costs incurred in preparing for contract negotiations with third-party service companies.

Other operating expenses increased by NZ$40 million, or 12.3%, to NZ$364 million in FY10 compared to FY09. These increases were largely due to higher property maintenance costs combined with higher electricity costs when compared to the prior period.

Depreciation and amortisation

Depreciation and amortisation increased in FY10 by NZ$17 million, or

8.9%, to NZ$208 million as a result of the impact of a higher asset base due to the higher levels of capital expenditure on the FTTN network architecture than in FY09.

Income tax expense

Income tax expense decreased in FY10 by NZ$8 million, or 4.4%, to NZ$174 million partly as a result of the decrease in earnings before income tax (with a tax impact of NZ$21 million) and partly due to the FY10 income tax expense being impacted by the Taxation (Budget Measures) Act 2010 which resulted in NZ$21 million increase in tax expense in FY10 relating to the future removal of tax depreciation on certain buildings and a NZ$8 million tax credit in relation to the future reduction in the company tax rate in New Zealand from 30% to 28%.

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### 6.3.3 Summary New Chorus special purpose statement of financial position commentary

Set out below are New Chorus' summary special purpose statement of financial position as at 30 June 2011, 2010 and 2009.

| AS AT 30 JUNE | 2011<br>NZ$M | 2010<br>NZ$M | 2009<br>NZ$M | 2011/2010<br>% CHANGE | 2010/2009<br>% CHANGE |
|---|---|---|---|---|---|
| Current assets | 122 | 123 | 170 | (0.8) | (27.6) |
| Non-current assets | 2,081 | 1,996 | 1,871 | 4.3 | 6.7 |
| **Total assets** | **2,203** | **2,119** | **2,041** | **4.0** | **3.8** |
| **Total liabilities** | **282** | **254** | **184** | **11.0** | **38.0** |

**FY11 vs. FY10**

**Current assets**

Current assets decreased in 2011 by NZ$1 million, or 0.8%, to NZ$122 million predominantly due to a reduction in trade accounts receivable.

**Non-current assets**

Non-current assets comprise intangible assets and property, plant and equipment. Non-current assets increased in 2011 by NZ$85 million, or 4.3%, to NZ$2,081 million compared with 2010 as the significant capital spend relating to the Fibre to the Node ('FTTN') initiative was capitalised. There was also significant network spend during the year arising from damage to the network caused by the Canterbury earthquakes.

**Total liabilities**

Total liabilities increased in 2011 by NZ$28 million, or 11.0%, to NZ$282 million compared with 2010. This is primarily due to an increase in taxation payable and an increase in short-term provisions.

**FY10 vs. FY09**

**Current assets**

Current assets decreased in 2010 by NZ$47 million, or 27.6%, to NZ$123 million compared with 2009, this is primarily due to net tax balances with taxation authorities moving from being receivable to payable.

**Non-current assets**

Non-current assets increased in 2010 by NZ$125 million, or 6.7%, to NZ$1,996 million compared with 2009 as additional capital spend on the FTTN, operational separation compliance and other regulatory matters was capitalised.

**Total liabilities**

Total liabilities increased in 2010 by NZ$70 million, or 38.0%, to NZ$254 million when compared with 2009. This was primarily due to an increase in accounts payable and accruals, an increase in tax payable and in deferred taxation (as the impact on deferred tax of future income tax rates was recognised).

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### 6.3.4 Summary New Chorus special purpose statement of cash flows commentary

Set out below are the summary New Chorus special purpose statement of cash flows for the years ended 30 June 2011, 2010 and 2009. New Chorus has only recognised within its statement of cash flows the impact of transactions ultimately settled in cash via Telecom's bank facilities.

| YEAR ENDED 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M | 2011/2010 % CHANGE | 2010/2009 % CHANGE |
|---|---|---|---|---|---|
| Operating activities | (226) | (221) | (285) | 2.3 | (22.5) |
| Investing activities | (373) | (304) | (333) | 22.7 | (8.7) |
| Financing activities | 599 | 525 | 618 | 14.1 | (15.0) |
| **Net cash flow** | – | – | – | – | – |

**FY11 vs. FY10**

**Net cash from operating activities**

The net cash outflow from operating activities increased in FY11 by NZ$5 million, or 2.3%, to NZ$226 million when compared to FY10. This was primarily due to an increase in payments to suppliers and employees and an increase in tax payments partially offset by an increase in cash received from customers.

**Net cash from investing activities**

The net cash outflow from investing activities of NZ$373 million in FY11 was NZ$69 million, or 22.7%, higher than the NZ$304 million outflow in FY10 due to a significant increase in payments for property, plant and equipment and intangible assets as purchases relating to the cabinetisation programme continue to be made.

**Net cash from financing activities**

Net cash from financing activities increased in FY11 by NZ$74 million, or 14.1%, to NZ$599 million when compared with FY10. The net cash from financing activities reflects the removal of those transactions which were settled in cash via Telecom's bank facilities such that New Chorus has a net cash flow of zero.

**FY10 vs. FY09**

**Net cash from operating activities**

The net cash outflow from operating activities decreased in FY10 by NZ$64 million, or 22.5%, to NZ$221 million when compared with FY09. This was largely due to a reduction in tax payments as a result of prepaying tax amounts in the prior years, an increase in cash received from customers and an increase in payments to suppliers and employees.

**Net cash from investing activities**

The net cash outflow from investing activities of NZ$304 million in FY10 was NZ$29 million, or 8.7%, lower than the NZ$333 million outflow in FY09 predominantly due to the capital expenditure relating to property, plant and equipment and intangible assets being slightly reduced when compared to the prior year.

**Net cash from financing activities**

Net cash from financing activities decreased by NZ$93 million, or 15.0%, to NZ$525 million. The net cash from financing activities reflects the removal of those transactions which were settled in cash via Telecom's bank facilities such that New Chorus has a net cash flow of zero.

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6.3.5 Critical accounting policies

The preparation of special purpose financial statements in conformity with the basis of preparation described in section 6.3.1 requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. In addition to those allocation principles described in the basis of preparation, the principal areas of judgement in preparing these special purpose financial statements are set out below.

Accounting for property, plant and equipment and finite-life intangible assets

In accounting for items of property, plant and equipment and finite-life intangible assets, judgements must be made about whether costs incurred relate to bringing an asset to working condition for its intended use are appropriate for capitalisation as part of the cost of the asset or whether they should be expensed as incurred. In capitalising costs for internally constructed assets, judgements must be made about the likelihood of project success. Such judgements can be difficult where the project involves the application of unproven technology.

The determination of the appropriate useful life for a particular asset requires management to make judgements about, among other factors, the expected period of service potential of the asset, the likelihood of the asset becoming obsolete as a result of technological advances, the likelihood of New Chorus ceasing to use the asset in its business operations and the effect of Government regulation.

The determination of any impairment of assets is based on a large number of factors, such as those referred to above as well as changes in current competitive conditions, expectations of growth in the telecommunications industry, discontinuance of services and other changes in circumstances that indicate impairment exists.

6.4 Liquidity and capital resources

6.4.1 Overview

New Chorus will require significant amounts of capital in the future to build and operate the new fibre network in its 24 UFB candidate areas and to operate and maintain the existing national fixed line copper network. Its capital expenditure requirements are described below in section 6.4.2. It will fund its capital requirements out of a combination of its operating cash flow (see section 6.2.2 for pro forma statement of cash flows information), funding from the investments made by CFH and the new debt facilities that will be put in place in conjunction with the Demerger, which are described in section 6.4.4 and funding from other debt facilities that may be instituted or debt capital market issuances that may take place after the Demerger.

Assessing whether an asset is impaired may involve estimating the future cash flows that the asset is expected to generate. The key judgements include rates of expected revenue growth or decline, expected future margins and the selection of an appropriate discount rate for valuing future cash flows. Further, judgements have to be made regarding the expected utilisation period, which is closely linked to the regulatory environment.

At 30 June 2011 New Chorus’ special purpose statement of financial position had a carrying value of NZ$2,081 million in relation to property, plant and equipment and finite-life intangible assets (30 June 2010: NZ$1,996 million; 30 June 2009: NZ$1,871 million). During FY11, New Chorus recognised impairment charges totalling NZ$42 million due to the combined effect of the move to a fibre-oriented world and regulatory developments. No impairment arose as a result of the review of the carrying value of New Chorus’ assets for FY10 and FY09.

Any future adverse impacts arising in assessing the carrying value or lives of New Chorus’ property, plant and equipment and finite-life intangible assets could lead to future impairments or increases in depreciation charges that could affect earnings.

Contingent liabilities

Management consults with legal counsel on matters related to litigation, as well as other experts both within and outside the Telecom Group with respect to matters in the ordinary course of business. In respect of all claims, litigation and regulatory risks, New Chorus provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. The ultimate liability due may vary from the amounts provided and will be dependent upon the eventual outcome of any settlement. As at 30 June 2011, New Chorus was involved in various litigation matters, investigations and inquiries as disclosed in note 18 of the New Chorus special purpose financial statements as included in section 13.

6.4.2 Capital expenditure

Following the Demerger New Chorus will be required to maintain significant levels of capital investment to operate its existing fixed access network. In addition, New Chorus will also be required to invest significant additional capital in the design, build, and maintenance of the new FTTP network being deployed under the UFB Initiative in 24 of the 33 candidate areas within New Zealand.

With respect to the existing network, FY11 New Chorus capital investment totalled NZ$410 million and was split into NZ$51 million (13%) associated with the rehabilitation and replacement of existing assets, into NZ$213 million (52%) associated with investment in regulatory requirements, into NZ$5 million (1%) associated with investment in operational improvement and NZ$141 million (34%)

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associated with growth of which NZ$22 million was associated with copper network growth, NZ$52 million associated with fibre network growth, NZ$57 million associated with common network infrastructure and NZ$10 million associated with IT systems and power and building infrastructure.

With respect to the UFB Network, management estimates that the total cost to deploy the communal elements of the fibre access network to an estimated 830,900 Premises across the 24 UFB candidate areas in which New Chorus will partner with the Government will be in the range of NZ$1.4 billion - NZ$1.6 billion over the period of the UFB Network rollout. However, the annual cost will materially vary from year to year due to deployment variables such as the deployment methodology (eg new trenching compared to using existing trenching or aerial deployment), the general topographic constraints associated with the civil works and the level of Premise density within each deployment phase.

The Government investment of approximately NZ$929 million (described in section 6.4.4) through the subscription by CFH for the CFH Securities will be made to New Chorus over the UFB Network deployment period (provided certain build milestones are met and at the election of New Chorus) and as such it is estimated that New Chorus would have to fund in the range of NZ$470 million - NZ$670 million for the communal fibre access network over the same period.

In addition, management estimates that the average cost to connect a Premise to the communal fibre access network over the UFB Network rollout period will be in the range of NZ$900 - NZ$1,100 per Premise in real terms. However, within this average, the cost to connect individual Premises will vary significantly on a Premise by Premise basis. The cost per Premise is affected by variables such as the number of Premises that are already connected within the vicinity of the Premise, deployment methodology, and distance of the Premise from the fibre access network and the general topographic constraints associated with the civil works. In addition, management expects that the average cost of connection per Premise in the early years of deployment will be higher as some elements of the equipment used to connect a single Premise can be shared across multiple Premises which could connect at a later date.

6.4.3 Dividend policy

The dividend policy of New Chorus will be determined by the New Chorus Board at its discretion and may change over time. It is anticipated that for FY12 New Chorus will adopt a dividend policy to pay out 25 cents per New Chorus Share per annum (noting that one New Chorus Share will be issued for every five Telecom Shares, and therefore each Telecom Shareholder will hold one-fifth of the number of New Chorus Shares as they held New Telecom Shares on the Record Date (subject to rounding)). This policy is subject to there being no material adverse changes in circumstances or operating outlook.

The Demerger will occur part way through FY12, and as a result the FY12 New Chorus dividend payout will be prorated to reflect only the post-Demerger period. It is expected that New Chorus’ first dividend will be declared post 30 June 2012.

On Demerger, New Chorus will have a nil imputation credit balance. Dividends paid are expected to be imputed to the extent possible. The New Chorus Board may choose to adopt a dividend reinvestment plan over time, but no dividend reinvestment plan will be available to New Chorus Shareholders on Demerger.

If at any time New Chorus’ credit rating falls below investment grade while CFH Debt Securities remain outstanding, New Chorus will be prohibited from paying any distributions on New Chorus Shares while its credit rating remains below investment grade without CFH’s approval.

6.4.4 Funding

This section outlines the debt facilities and instruments that New Chorus will use to fund its commitments on Demerger and immediately afterwards, including the funding mechanism agreed with CFH with respect to the Government’s investment in New Chorus via CFH as part of the UFB Initiative. Section 6.4.6 outlines the treasury policies that New Chorus anticipates applying following the Demerger.

Debt facilities

New Chorus has received a signed commitment letter dated 25 August 2011 incorporating a detailed term sheet from Citibank, N.A., New Zealand Branch, ANZ National Bank Limited and Westpac Banking Corporation to provide a bank bridge facility (the ‘New Chorus Bridge Facility’) of up to NZ$2 billion for a period of 364 days from and including the Demerger Date. The purpose of the New Chorus Bridge Facility is to provide funding with respect to New Chorus’ obligations to pay the purchase price for the New Chorus business arising as a result of the Demerger and to ensure New Chorus has sufficient funding for general corporate purposes immediately following the Demerger. A summary of the key terms of the New Chorus Bridge Facility is set out below.

It is the intention of New Chorus that the New Chorus Bridge Facility will be reduced or refinanced through a combination of the following:

1. The amount received by New Chorus in consideration for agreeing to issue the New Chorus GBP EMTN bonds as part of an exchange offer to Telecom GBP EMTN bond holders of Telecom and assuming liability for the related swap transactions, and/or:

2. A proposed New Chorus Syndicated Bank Facility that may be available for drawdown around the Demerger Date, and/or:

3. New bond issuances by New Chorus after the Demerger

New Chorus will also have access to approximately NZ$929 million of the Government’s investment in the UFB Initiative throughout the UFB build period in accordance with New Chorus’ progress in deploying the UFB Network.

It is anticipated that on Demerger, New Chorus’ opening net interest bearing debt will be approximately NZ$1,700 million.

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New Chorus considers that this level of funding together with the cash flow expected to be generated by New Chorus, will be sufficient to allow New Chorus to carry out its business and stated objectives following the Demerger, and is appropriate having regard to the financial and investment profile of New Chorus following the Demerger.

New Chorus Bridge Facility

The New Chorus Bridge Facility is expected to contain customary terms and conditions for a facility of this nature.

The expected key terms of the New Chorus Bridge Facility include the following:

Facility type

Term Loan

Borrower

New Chorus

Currency

NZD

Amount

NZ$2 billion

Tenor

Up to 364 days from Demerger

Guarantee

Under the commitment letter for the New Chorus Bridge Facility, Telecom agrees to perform the obligations of the Borrower (including the payment of any fees payable prior to the initial drawing of the New Chorus Bridge Facility) until the Demerger Date. From the Demerger Date, Telecom will be unconditionally and irrevocably released from all obligations in relation to the New Chorus Bridge Facility, including any obligation or liability which has arisen or crystallised prior to the Demerger Date.

Conditions precedent to initial draw down

The New Chorus Bridge Facility will contain conditions precedent to initial drawdown that are considered customary for a facility of this nature as well as conditions precedent relating to the implementation of the Demerger in the manner contemplated by this Scheme Booklet.

Those Demerger related conditions precedent are:

• receiving the final Scheme Booklet, which is not different (in a manner materially prejudicial to the New Chorus Bridge lenders) from the draft Scheme Booklet provided to the lenders on or around 22 August 2011;

• receiving Final Court Orders which are not subject to any material conditions and reflect the implementation of the Demerger in the manner contemplated by this Scheme Booklet;

• all conditions which must be satisfied to enable Telecom to apply for the Final Court Orders have been satisfied, including confirmation that the Demerger has been approved by Telecom Shareholders, all required approvals under the Telecom EMTN Programme and Telebonds Programme have been obtained, and ASX and NZX approval has been obtained to permit the quotation and trading of New Chorus Shares on the ASX and the NZSX on a deferred settlement basis.

In addition, the following conditions precedent to initial drawdown must be satisfied:

(i) no event of default, potential event of default or event of review has occurred and is subsisting; and

(ii) no event or circumstance occurs which has a material adverse effect on the financial condition or, business or assets of the New Chorus business, taken as a whole, since 30 June 2011.

Accordingly, if one of the events of default or events of review described above occurs prior to the date on which Final Court Orders are issued, the New Chorus Bridge lenders will not be required to fund the New Chorus Bridge Facility. Those events of review include the occurrence of a ‘Material Breach’ (as defined in the NIPA) or a termination of the NIPA, in certain circumstances (see the events of review described below).

The New Chorus Bridge Facility lenders have agreed to waive the conditions precedent referred to at i) and ii) above with effect from the date on which Final Court Orders are issued until the earlier of the Business Day following the Demerger or 30 days after the date Final Court Orders are issued. As mentioned at 1.2, it is expected that this condition precedent will be satisfied when the Final Court Orders are issued, at which time the waiver period referred to above will commence.

Security

None

Events of default and events of review

The New Chorus Bridge Facility will contain events of default that are considered customary for a facility of this nature including, but not limited to, payment default, breach of representation, breach of undertakings, cross default, insolvency, cessation or suspension of business, and any event or series of events which has a material adverse effect on the financial condition or business or assets of New Chorus as a whole or on the ability of New Chorus as a whole to perform and comply with its payment or other material obligations under the New Chorus Bridge Facility and associated fee letter. The New Chorus Bridge Facility will also contain events of review, including an event of review that is triggered if:

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• New Chorus has not obtained a credit rating of at least BBB (stable outlook) from Standard & Poor’s and Baa2 (stable outlook) from Moody’s by the date falling 30 days after the Demerger Date;

• the NIPA is terminated and the termination will, in the opinion of the New Chorus Bridge Facility lenders, materially and adversely affect the rights of the lenders under the New Chorus Bridge Facility documents or the ability of the New Chorus group as a whole to meet its obligations under the New Chorus Bridge Facility documents;

• a Material Breach (as defined in the NIPA) occurs and, assuming such Material Breach is not caused by the occurrence of an event which would itself constitute an event of default under the New Chorus Bridge Facility Agreement, and CFH exercises its step-in rights under clause 19 of the NIPA;

• a person or group of persons acting in concert acquires control of New Chorus (other than in connection with the Demerger);

• the shares of New Chorus are de-listed from the ASX and the NZSX for a period of more than 20 consecutive Business Days and are not reinstated without any material adverse sanction.

If an event of review is triggered, New Chorus and the lenders will enter into negotiations in good faith with a view to agreeing terms on which the lenders are willing to continue making the New Chorus Bridge Facility available to New Chorus. If New Chorus and the lenders are unable to agree such terms, New Chorus may be required to repay all amounts outstanding under the New Chorus Bridge Facility. The timing for such repayment differs depending on which event of review described above has been triggered. If the event of review relates to the failure to obtain the relevant credit ratings referred to above, for example, New Chorus will be required to repay all outstanding amounts under the New Chorus Bridge Facility on a date no earlier than 150 days after the Demerger Date.

Undertakings

The New Chorus Bridge Facility will contain undertakings that are considered customary for a facility of this nature including, but not limited to, provision of information, negative pledge, restriction on disposal of assets, restrictions on related party transactions, mandatory repayment from the proceeds of new indebtedness, and an undertaking not to alter its capital structure in any material respect from that disclosed to the New Chorus Bridge Facility lenders on or about 22 August 2011.

Restrictions on distributions

The New Chorus Bridge Facility will contain an undertaking that New Chorus may not make a distribution if an event of default, potential event of default or event of review has occurred under the New Chorus Bridge Facility and is continuing unremedied, or where such a distribution is not permitted under the NIPA or the Subscription Agreement.

Mandatory prepayment

The New Chorus Bridge Facility includes mandatory prepayment provisions that will require New Chorus to repay a portion of the Bridge Facility equivalent to the proceeds of any novation or assumption by New Chorus of a debt capital markets issuance by Telecom (this would include the amount of the New Chorus GBP EMTN bonds exchanged for Telecom GBP EMTN bonds as described above. New Chorus will not be novated to or assume any other obligations of Telecom under a debt capital markets issuance in connection with the Demerger). To the extent those proceeds are received prior to the Demerger Date, New Chorus must prepay the Chorus Bridge Facility in an equal amount within 5 business days of the Demerger Date.

New Chorus will also be required to prepay a portion of the New Chorus Bridge Facility equivalent to the proceeds of issuances by New Chorus under its EMTN programme after the Demerger Date.

Syndicated Bank Facility

Citibank, N.A., New Zealand Branch, ANZ National Bank Limited and Westpac Banking Corporation have been requested to arrange a Syndicated Bank Facility of up to NZ$1 billion for a duration of up to five years. It is intended that the Syndicated Bank Facility will become effective on or around the Demerger Date. The terms and conditions of this facility are expected to contain customary events of default for a facility of this nature including, but not limited to, payment default, breach of representation, breach of undertakings (including financial undertakings), cross default, insolvency, cessation or suspension of business, and a material adverse change provision. The New Chorus Syndicated Bank Facility is also expected to contain conditions precedent to initial drawdown and financial covenants that are considered customary for a facility of this nature.

New Chorus EMTN Programme

New Chorus has established an EMTN programme with the bonds issued under that programme to be listed on the Luxembourg Stock Exchange. This programme will be used for the EMTN bonds issued by New Chorus pursuant to the exchange offer described above, and it may be used after Demerger by New Chorus to raise long-term funding to repay part of or all of the New Chorus Bridge Facility. Any EMTN bonds issued by New Chorus will be issued pursuant to a base prospectus dated 30 August 2011 and a trust deed dated 30 August 2011 made by New Chorus, Chorus NZ and The Law Debenture Trust Corporation p.l.c as trustee.

On 31 August 2011 Telecom and New Chorus launched an exchange offer to holders of GBP 275 million of EMTN bonds issued by Telecom. These holders were offered the opportunity to receive New Chorus GBP EMTN bonds maturing in 2020 in exchange for their holding in existing Telecom GBP EMTN bonds maturing in 2018 and 2020. The mechanism for the exchange offer allows a portion of the Telecom GBP EMTN bonds to remain with New Telecom.

138 Telecom 2011

International swaps and derivatives association agreements (‘ISDA’)

New Chorus intends to execute ISDAs with a range of highly-rated bank counterparties for the purpose of foreign exchange, interest rate and commodity risk management.

It is intended that some of Telecom’s cross currency interest rate swaps (related to Telecom’s EMTN programme) will be novated to New Chorus at or around the Demerger as part of the Telecom Demerger related debt strategy.

UFB Investment

The Government is expected to invest a total of NZ$1.35 billion under the UFB Initiative. Approximately NZ$929 million of that investment will (subject to the conditions detailed below) be made available to New Chorus through CFH in connection with the roll out of the fibre network by New Chorus to 24 of the 33 regions covered by the UFB Initiative. CFH’s investment in New Chorus will take the form of the subscription by CFH for the CFH Securities, which will be issued by New Chorus periodically during the period from Demerger to the completion of the UFB roll out (scheduled to be by 31 December 2019) in the manner outlined below. The maximum value of CFH Securities that New Chorus may call for CFH to subscribe for (and therefore the maximum amount payable by CFH to New Chorus) at any time is NZ$1,118 per Premise passed by New Chorus fibre under the UFB Initiative to that date (less the amount already issued). This is in line with the Government’s intention that the UFB investment be made in connection with communal fibre rollout only. Under the New Chorus UFB deployment plan, communal infrastructure will pass approximately 830,900 Premises by the end of 2019.

The chart below summarises the expected investment profile based on New Chorus’ current communal UFB deployment plan which is subject to change as disclosed above in section 6.4.2.

149

167

255

285

361

404

467

522

573

641

679

759

785

878

831

929

2013F 2014F 2015F 2016F 2017F 2018F 2019F 2020F

Cumulative CFH investment ($NZm)

Cumulative number of Premises passed (000s)

The Subscription Agreement

New Chorus and CFH will enter into the Subscription Agreement which will entitle New Chorus to require CFH to subscribe for CFH Securities at any time during the period from Demerger to 31 December 2019 (unless terminated earlier). The maximum value of CFH Securities that New Chorus can require CFH to subscribe for at any time will be determined according to the number of Premises passed by New Chorus’ fibre network under the UFB Initiative up to that time. The maximum aggregate value of CFH Securities to be subscribed for by CFH is approximately NZ$929 million.

Half of each tranche of investment by CFH must be used to subscribe for CFH Equity Securities and the other half for CFH Debt Securities. With each issue of CFH Securities, New Chorus will also issue to CFH a tranche of CFH Warrants for nil consideration. The key terms of the CFH Equity Securities, CFH Debt Securities and CFH Warrants are described below.

There are certain conditions that must be met by New Chorus before New Chorus is entitled to call on CFH to subscribe for a tranche of CFH Securities. Those conditions include:

• there being no breach by New Chorus of a financial covenant under a principal banking facility that is preventing New Chorus from drawing on the relevant banking facility; and

• there being no material breach by New Chorus under the NIPA (as described in section 4).

In addition, a condition of the first issue of CFH Securities by New Chorus (and therefore of the overall CFH investment in New Chorus) is that New Chorus has, at the time of the first issue, an investment grade credit rating. If this condition is not fulfilled within two months of the date on which the Subscription Agreement has been signed, the Subscription Agreement will terminate and New Chorus will be required to pay CFH NZ$11 million as costs reimbursement.

During the term of the NIPA (from Demerger to 31 December 2019, unless terminated earlier), the CFH Securities and CFH Warrants may only be held by CFH or by another Crown entity. After that, the CFH Securities and CFH Warrants become freely transferable.

CFH Debt Securities

The CFH Debt Securities will be unsecured, non interest bearing and will carry no voting rights at meetings of holders of New Chorus Shares. New Chorus will be required to redeem the CFH Debt Securities in tranches from 2025 to (at the latest) 2036 by repaying the issue price to the holder. An accelerated repayment schedule applies if end-user fibre uptake does not exceed a threshold level of 20% by 30 June 2020. Fibre uptake is defined as the number of Premises with a fibre connection in the New Chorus UFB regions, divided by the total number of Premises with a fixed line (copper, HFC or fibre) connection in those regions, with multiple dwelling units counting as one Premise. The 20% threshold is

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6. FINANCIAL INFORMATION FOR NEW CHORUS

used solely to determine the timing of Government returns and does not represent uptake projections.

The table below shows the redemption profile of the CFH Debt Securities under both scenarios of end-user fibre uptake (ie less than or equal to 20% at 30 June 2020 and greater than 20% at 30 June 2020).

| | 30 JUNE | | | | | 30 JUNE | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| 30 JUNE 2020 TEST | 2025 NZ\$M | 2030 NZ\$M | 2033 NZ\$M | 2035 NZ\$M | 2036 NZ\$M | 2025 % | 2030 % | 2033 % | 2035 % | 2036 % |
| **Fibre uptake less than or equal to 20%** | | | | | | | | | | |
| Debt repayment | 155 | 155 | | 155 | | 33.3 | 33.3 | | 33.3 | |
| **Fibre uptake greater than 20%** | | | | | | | | | | |
| Debt repayment | 86 | 86 | 129 | | 164 | 18.5 | 18.5 | 27.7 | | 35.4 |

The principal amount of each CFH Debt Security will consist of a senior portion and a subordinated portion, the ratio of which will change over time as described below. The senior portion will rank equally with all other unsecured, unsubordinated creditors of New Chorus. The subordinated portion will rank below all other indebtedness of New Chorus. On winding up, dissolution or liquidation of New Chorus, no payment shall be made to holders of CFH Debt Securities in respect of the subordinated portion until all other indebtedness of New Chorus is repaid in full.

The value of the senior portion of a CFH Debt Security at any time will be the present value of the sum repayable on the CFH Debt Security (ie the issue price) at that time, calculated using a discount rate of 8.5%. Prior to 30 June 2020, calculation of the senior portion will assume that the end-user fibre uptake threshold will not be met at 30 June 2020, and will therefore be based on the repayments applicable under that scenario. The subordinated portion of a CFH Debt Security at any time will be the difference between the issue price and the senior portion at that time (ie the remainder of the issue price after subtracting the senior portion).

Repayment of the CFH Debt Securities cannot be accelerated by a holder unless the NIPA is terminated by CFH for a Material Breach by New Chorus or for a challenge by New Chorus to the enforceability of liquidated damages, service default payments or material breach liquidated damages under the NIPA. If the CFH Debt Securities are accelerated, all outstanding CFH Debt Securities will become immediately payable (although the ranking of the subordinated portion will remain as described above).

### CFH Equity Securities

The CFH Equity Securities are a unique class of security that carry no right to vote at meetings of holders of New Chorus Shares, but entitle the holder to a right to a repayment preference on liquidation and additional rights that relate to New Chorus' performance under the NIPA.

Dividends will become payable on a portion of the CFH Equity Securities from 2025 onwards, with the portion of CFH Equity Securities that attract dividends increasing over time. By 2035 or 2036 (depending on whether the end-user fibre uptake threshold is met) all outstanding CFH Equity Securities will attract dividends. The portion of CFH Equity Securities that attract dividends will increase at a faster rate if the 20% end-user fibre uptake threshold is not met.

The dividend rate on the CFH Equity Securities (when payable) will be equal to a reference rate (based on the 180 day bank bill rate in New Zealand) plus a margin of 6% per annum. Dividends will be payable six-monthly in advance, and the dividend payment dates will be aligned with the dividend payment dates for New Chorus Shares.

The number of CFH Equity Securities on which the dividend is payable at any date will be reduced by the number of CFH Equity Securities which have been redeemed by New Chorus up to that date (the redemption terms are described below).

The table below shows the number of CFH Equity Securities that will attract dividends (unless redeemed earlier) under both scenarios of end-user fibre uptake (ie less than or equal to 20% at 30 June 2020 and greater than 20% at 30 June 2020).

| | 30 JUNE | | | | | 30 JUNE | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| 30 JUNE 2020 TEST | 2025 NZ\$M | 2030 NZ\$M | 2033 NZ\$M | 2035 NZ\$M | 2036 NZ\$M | 2025 % | 2030 % | 2033 % | 2035 % | 2036 % |
| **Fibre uptake less than or equal to 20%** | | | | | | | | | | |
| Equity on which dividends become payable | 155 | 310 | | 465 | | 33.3 | 66.7 | | 100.0 | |
| **Fibre uptake greater than 20%** | | | | | | | | | | |
| Equity on which dividends become payable | 86 | 172 | 300 | | 465 | 18.5 | 36.9 | 64.6 | | 100.0 |

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Telecom 2011

New Chorus is not obliged to declare any dividend on CFH Equity Securities in respect of any period, but if it does not make a scheduled dividend on the CFH Equity Securities it may not make any distribution on New Chorus Shares until a subsequent dividend on the CFH Equity Securities is paid in full. The dividends payable on the CFH Equity Securities are non-cumulative, which means that if New Chorus does not declare or make a scheduled dividend payment, the unpaid dividend falls away and does not become a debt due to the holder of the CFH Equity Securities.

If at any time New Chorus’ credit rating is three notches or more below its initial rating, no dividends will be scheduled or payable on the CFH Equity Securities. In this instance, the terms of the CFH Equity Securities do not prohibit New Chorus paying dividends on New Chorus Shares. However, the dividend stopper contained in the NIPA, as described in section 4, may apply.

On a liquidation or winding up of New Chorus, holders of CFH Equity Securities will have the right to repayment of the issue price ranking behind creditors of New Chorus but ahead of the New Chorus Shares. The CFH Equity Securities will otherwise carry no right to share in the surplus assets of New Chorus on winding up or liquidation.

New Chorus may redeem CFH Equity Securities at any time:

(i) by cash payment of the total issue price of CFH Equity Securities to be redeemed; or

(ii) by the issue of New Chorus Shares of a value equal to the total issue price of the CFH Equity Securities to be redeemed (with those New Chorus Shares valued at a 5% discount to the 20-day volume weighted average price for New Chorus Shares traded in ordinary trading on the NZSX).

New Chorus may not redeem CFH Equity Securities by the issue of New Chorus Shares unless New Chorus Shares are listed and actively traded on the NZSX at the time and such issue does not cause a holder of CFH Equity Securities to have an interest in 20% or more of New Chorus (unless the holder otherwise agrees).

In the event that the NIPA is terminated, either for a Material Breach by New Chorus or for a challenge by New Chorus to the enforceability of liquidated damages, service default payments or material breach liquidated damages under the NIPA, or in the event that the Board of New Chorus resolves to pay a dividend on the CFH Equity Securities but that dividend is not paid, a holder of CFH Equity Securities can elect to:

(i) continue to hold the CFH Equity Securities;

(ii) exchange the CFH Equity Securities for voting preference shares (which are described below); or

(iii) exchange the CFH Equity Securities for New Chorus Shares of a value equal to the lesser of the ‘fair value’ and the issue price of the CFH Equity Securities (with those New Chorus Shares valued at a 5% discount to the 20-day volume weighted average price for New Chorus Shares traded in ordinary trading on the NZSX).

Voting preference shares issued to a holder under (ii) above will have the same total issue price as the CFH Equity Securities exchanged by that holder and, to the extent applicable, the same terms and conditions as the CFH Equity Securities. However, each voting preference share will carry one right to vote at a meeting of holders of New Chorus Shares. A holder exchanging CFH Equity Securities for voting preference shares will receive the same number of voting rights as they would have received had they instead exchanged those CFH Equity Securities for New Chorus Shares under (iii) above.

CFH Warrants

New Chorus will issue CFH Warrants to CFH for nil consideration along with each tranche of CFH Equity Securities. The CFH Warrants are intended to allow CFH (or the holder if they are transferred) to participate in the upside if New Chorus Shares perform in excess of a total shareholder return of 16% per annum over the relevant period described below.

Each CFH Warrant gives the holder the right, on a specified exercise date, to purchase at a set strike price a New Chorus Share to be issued by New Chorus. A CFH Warrant will therefore be ‘in the money’ to the extent that the price that the holder can realise for the New Chorus Share issued on exercise of a CFH Warrant exceeds the price paid to exercise the CFH Warrant. As described further below, the strike price for a CFH Warrant is based on a total shareholder return of 16% per annum on New Chorus Shares over the relevant period. Therefore, a holder of a CFH Warrant is only likely to exercise the CFH Warrant if total shareholder return on New Chorus Shares has exceeded 16% per annum over that period.

The strike price for a warrant will be calculated using a total shareholder return of 16% per annum from the base share price to the exercise date of the warrant. The base share price for a tranche of warrants will be:

(i) for warrants issued during the first 18 months of New Chorus trading, the volume weighted average price of New Chorus ordinary shares over the first 20 days of New Chorus trading; and

(ii) for warrants issued after the first 18 months of New Chorus trading, the volume weighted average price during months 16 to 18 of New Chorus trading.

Standard adjustments will be applied to the strike prices to account for any distribution by New Chorus to shareholders or a reorganisation of New Chorus’ share capital.

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6. FINANCIAL INFORMATION FOR NEW CHORUS

The exercise dates for the CFH Warrants correspond to the repayment dates for the CFH Debt Securities and the dates on which dividends become payable on an increased proportion of CFH Equity Securities, and will therefore be between 2025 and 2036. Therefore, the exercise dates for the CFH Warrants will differ according to whether the 20% fibre up-take threshold is met at 30 June 2020.

If all CFH Warrants were exercised on each of the applicable exercise dates, the total amount payable to exercise those CFH Warrants would be approximately NZ$465 million. The value of New Chorus Shares issued on exercise of those CFH Warrants would be more or less than NZ$465 million depending on the extent to which New Chorus Shares have outperformed or underperformed the 16% total shareholder return over the relevant period. In practice, it is unlikely that the CFH Warrants would be exercised if the market value of New Chorus Shares is less than the amount payable to exercise the CFH Warrants on a particular exercise date.

### 6.4.5 Expected credit rating

New Chorus is expected to have investment grade credit ratings following the Demerger. After considering the impact of the Demerger and analysing the business and financial profiles of New Chorus, Standard & Poor's has assigned New Chorus a preliminary credit rating of BBB / Stable, and Moody's have advised that should the demerger proceed as planned, New Chorus would likely be assigned a preliminary credit rating of Baa2 / Stable.

No other ratings agencies have consented to the disclosure of indicative ratings in this Booklet. The indicative credit ratings, while lower than those currently assigned to Telecom, are investment grade ratings which should allow sufficient access to domestic and international banks and debt capital markets to raise debt funding as required. These ratings reflect only the views of Standard & Poor's and Moody's and are not recommendations to buy or hold or sell securities.

| | NEW CHORUS POST DEMERGER | |
|---|---|---|
| **Standard & Poor's** | Long term | BBB |
| | Outlook | Stable |
| **Moody's** | Long term | Baa2 |
| | Outlook | Stable |

New Chorus intends to adopt a capital structure consistent with maintaining an investment grade credit rating. To that end, New Chorus intends to manage its debt levels to ensure that the ratio of net interest bearing debt (inclusive of associated derivatives) to EBITDA does not materially exceed three and a half times on a long run basis. For the purposes of this metric, net interest bearing debt includes the senior portion of CFH Debt Securities, but excludes the subordinated portion of the CFH Debt Securities and the CFH Equity Securities.

### 6.4.6 Treasury and interest rate management

New Chorus is expected to maintain treasury policies which are broadly consistent with Telecom's existing policies with New Chorus managing its treasury activities through a board-approved treasury constitution.

New Chorus will potentially be exposed to foreign currency fluctuations through borrowing in foreign currencies and through making capital and operating expenditure purchases in foreign currencies. Any foreign currency borrowings are likely to be hedged at inception into NZ dollars using cross currency interest rate swaps. Capital and operating expenditure purchases in foreign currencies will be hedged in accordance with the treasury policy, with the objective of minimising the base currency costs of New Chorus' capital expenditure programme in the short to medium term.

The objectives of interest rate risk management policies are to minimise the cost of net borrowings, to manage the impact of interest rate volatility on earnings and to minimise the divergence between New Chorus' effective interest rate and prevailing market interest rates.

New Chorus' foreign exchange risk management and interest rate risk management policies will ultimately be a matter for the New Chorus Board and senior management to develop over time and are subject to change or alteration as circumstances require.

### 6.4.7 Market risk

See note 16 to the New Chorus special purpose financial statements for quantitative and qualitative disclosures regarding New Chorus' market risk and risk management.

### 6.4.8 Off-balance sheet arrangements

New Chorus does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on New Chorus' financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

142 Telecom 2011

6.4.9 Contractual obligations and commitments

New Chorus’ contractual obligations and other commercial commitments are set out in the table below. The table reflects New Chorus commitments as per the special purpose financial statements and add the operating and lease commitments reflected in the New Chorus pro forma financial statements.

30 JUNE 2011

PAYMENTS DUE BY PERIOD

(DOLLARS IN MILLIONS)

TOTAL NZ$M

LESS THAN 1 YEAR NZ$M

1-3 YEARS NZ$M

3-5 YEARS NZ$M

AFTER 5 YEARS NZ$M

Short-term debt 1,700 1,700 - - -

Derivative liabilities 8 6 2 - -

Operating leases 23 2 5 7 9

Finance leases 461 9 18 6 428

Capital expenditure 27 27 - - -

Total contractual cash obligations 2,219 1,744 25 13 437

Operating expenditure commitments are not included in the above table.

6.5 Taxation

Effecting the Demerger will require the transfer of certain assets and liabilities from Telecom to New Chorus. In the case of assets and any liabilities (excluding EMTN liabilities and related derivatives) transferred to New Chorus, provisions set out in the Telecommunications Act will apply where necessary to ensure a tax neutral outcome (that is, that the transfer to New Chorus should not result in any New Zealand tax cost or New Zealand tax advantage to the parties that would not have arisen if Telecom and New Chorus were the same person). A binding ruling has been provided by the New Zealand Inland Revenue confirming this interpretation. The most significant tax issue to Telecom from the transfer of the relevant assets to New Chorus would be that to the extent the value of fixed (ie depreciable) assets transferred to New Chorus exceeds their tax book value, depreciation expense previously claimed by Telecom would be recaptured, resulting in potentially significant levels of assessable income to Telecom. The Telecommunications Act tax provisions referred to above address this issue by providing rollover relief in respect of those depreciable assets – ie no depreciation recapture is recognised by Telecom, and New Chorus inherits the tax book value of the assets and can continue to depreciate them as if it were Telecom. This will require New Chorus to recognise a corresponding deferred tax liability in respect of those assets.

Separately, certain restructuring of borrowings under the Telecom EMTN Programme (and related derivatives) will be undertaken as a consequence of the Demerger as described in section 1.5. The usual tax consequences of those restructuring steps (rather than the tax consequences prescribed by the Telecommunications Act tax provisions) will apply, and a binding ruling has been sought from the New Zealand Inland Revenue confirming those tax consequences. Information regarding the tax consequences of the Demerger for Telecom Shareholders in certain jurisdictions is set out in section 12.

investor.telecom.co.nz 143

7. INFORMATION ON NEW TELECOM

Information on New Telecom

144	Telecom 2011

145

7. INFORMATION ON NEW TELECOM

Section 7 – Information on New Telecom

7.1 Business overview

On Demerger, New Telecom will remain New Zealand’s largest provider of telecommunications and IT services, by revenue, customers and assets. New Telecom will be subject to less of the current Telecom-specific regulation and will therefore compete on a similar regulatory footing with its market peers. New Telecom will have significant operational scale and scope, with assets including:

• the PSTN network equipment for fixed line calling;

• the XT 3G mobile network;

• national backhaul networks;

• a 50% ownership interest in the Southern Cross international cable; and

• one of Australia’s most extensive fixed IP networks.

New Telecom will provide fixed, mobile and IT products and services to retail and wholesale customers with:

• over 1 million fixed line residential and SME customers in New Zealand;

• over 2 million mobile connections (consumer and business) in New Zealand;

• over 800,000 fixed and mobile internet and broadband customers in New Zealand;

• over 3,000 business clients across Australasia using Gen-i’s ICT services; and

• over 6,000 business and 300 wholesale customers in Australia using AAPT’s services.

Under the Operational Separation Undertakings, which have been in place since 2008, Telecom’s retail businesses currently purchase fixed line network products on equivalent technical and financial specifications to all other industry participants. The Demerger of New Chorus therefore will not substantially alter the nature of Telecom’s retail businesses, with the most significant change being the movement from an internal trading relationship to an external billing relationship. New Telecom will have four customer-facing business units: Retail, Gen-i, Wholesale & International and AAPT, with its New Zealand operations supported by the Product Business Unit, a network and IT unit known as Technology and Shared Services, or T&SS, and a corporate centre.

In 2008, Telecom set its mission to become number one in broadband, mobile and ICT in New Zealand. New Telecom’s vision continues to be to achieve this by putting customers at the heart of its business and, in doing so, become New Zealand’s most preferred company. New Telecom has a number of competitive advantages, including:

1. The number one or two market position in each of broadband, fixed/mobile voice and IT markets, enabling unique and compelling converged customer propositions.

2. A strong brand with national presence and a sustained relationship with customers, cemented by mature and high quality customer service operations.

3. Operational scale and capability in marketing, distribution and customer management (including billing and customer service).

4. An all 3G nationwide mobile network.

New Telecom will remain a key player across the following key telecommunications and IT service markets, which are described in further detail in section 7.5:

• Fixed – which includes fixed access and calling, fixed broadband, managed data and related value added services, and will be provided by New Telecom’s customer facing business units to residential and business users.

• Mobile – which includes voice services, text and multimedia messages, wireless application services, wireless data services, paging, cellular equipment sales and other related mobile network services.

• IT services – which includes managed IT services, IT outsourcing, procurement of hardware and software, operations (for example maintenance and support), professional services (for example applications support and integration) and cloud computing services, and will be provided by Gen-i to large corporate and Government customers.

New Telecom will participate in the Australian telecommunications market through AAPT, predominantly in business and wholesale markets in the major metropolitan areas. Gen-i also provides IT services to enterprise clients in Australia.

On Demerger, New Telecom will have approximately 8,100 employees of which 1,400 are service representatives staffing sales and support helpdesks. New Telecom will be New Chorus’ largest customer, accounting for approximately 84% of New Chorus’ FY11 pro forma revenue.

146 Telecom 2011

7.2 Business history

MARCH 2007 Telecom sells its directories business to Yellow Pages Group

MAY 1999 Telecom acquires AAPT Australia to expand further in Australian telecommunications market

JUNE 2004 Telecom acquires Gen-i and Computerland to extend IT services capabilities

JANUARY 2007 Telecom acquires PowerTel and integrates into AAPT business

SEPTEMBER 2010 Telecoms sells AAPT consumer division to iiNet

Privatisation of Telecom 1990 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

MARCH 2008 Telecom commences implementation of the operational separation of its business units

MAY 2011 Chorus is selected by CFH as cornerstone partner for UFB

7.3 Pro forma historical business results

On a pro forma basis for FY11, New Telecom generated revenue and other gains of NZ$5,071 million, EBITDA of NZ$885 million and EBIT of NZ$178 million. After removing the gain from the sale of AAPT’s consumer division and the effect of certain one-off costs and asset impairments, New Telecom earned adjusted EBITDA of NZ$1,125 million for FY11. A reconciliation of pro forma EBITDA to adjusted EBITDA is set out in section 8.2.5.

The chart below shows New Telecom’s adjusted EBITDA on a pro forma basis by business unit for FY11.

Pro forma FY11 EBITDA

13% Corporate & T&SS

44% Retail

20% Gen-i

15% International & Wholesale

8% AAPT

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7. INFORMATION ON NEW TELECOM

7.4 Strategy

The global telecommunications and IT industry continues to evolve rapidly, with the development of new technologies and sources of competition and further convergence with other industries, against a backdrop of continued government regulation. The manner in which communications, entertainment and IT services are consumed is fundamentally changing – creating both opportunities and risks for existing business models in the telecommunications and IT sector.

The fundamental trends affecting the telecommunications and IT services markets in New Zealand are similar to those faced globally by incumbent telecommunications companies in mature markets and include:

• rapid growth in usage of mobile, internet and data services;

• flat revenues in the overall communications market;

• increasing competitive intensity across all telecommunications and IT services markets;

• a growing preference for internet-enabled services in each of the mass market, small and medium-sized enterprise (SME) and corporate sectors;

• regulatory pressure continuing in both mobile and fixed domains; and

• globalisation of technology manufacturers and increased focus on open platform enabled solutions.

In response to these market conditions, and in light of the Government led UFB Initiative, Telecom developed a strategy to reflect its increasingly challenging operating environment, as well as ensuring it is appropriately structured to compete in the fibre future. Known as Vision2013, this strategy was designed to accelerate Telecom’s existing value retention, simplification, cost reduction, and growth plans and will continue to form the basis of New Telecom’s strategy after the Demerger.

The Vision2013 strategy is focused on four key themes, which are:

• Enablers: delivering changes to Telecom’s operating model and structural design to better enable the transition to the post-Demerger environment.

• Market Strategy: exiting non-core markets and focussing investment in new or existing markets with higher returns and growth opportunities.

• Operational Excellence: reducing failure rates and simplifying the business in order to deliver improved customer experience, sustainably lower operating costs and increased returns from capital investment.

• Commercial Excellence: driving a focus on customer satisfaction, customer retention and margin improvement from the delivery of new fibre, mobile and ICT customer offerings.

Telecom is well progressed in delivering the first phase of this strategy, which involves a particular focus on improving free cash flow. This is evidenced in FY11 by the reductions in operating and capital expenses, including significant cost reduction within the business units that will form New Telecom. In line with Vision2013, Telecom also exited non-core operations in FY11, such as the AAPT consumer business, ownership of the Yahoo!Xtra internet portal and the Gen-i software solutions business in New Zealand.

New Telecom’s operational excellence activities target operating expenses and capital expenditure efficiency through simplifying its products and platforms and reducing personnel costs. In FY11, this included significant head count reductions within the business units that will form part of New Telecom. Operational excellence is also expected to deliver process simplification and a reduction in errors and rework. As well as lowering costs, this is expected to drive improvements in customer experience and further Telecom’s mission of being New Zealand’s most preferred company.

New Telecom’s commercial excellence activities target improvement of margins across the product portfolio by lowering costs within its customer operations and growing revenue through new products and services. Telecom’s churn reduction programme will be enabled by innovative commercial bundles of fixed line, mobile communication and value added IP services packages, supported by further investment in New Telecom’s customer satisfaction initiatives such as ‘Right First Time’ which systematically identifies and removes sources of inefficient service delivery and customer pain points.

In the longer term, New Telecom aims to deliver revenue growth, possibly by exploring opportunities to enter new adjacent markets such as entertainment, financial services or consumer payments. In 2010, Telecom Rentals Limited, a Telecom owned company that provides leasing and technology finance for business customers, was recognised with the Deloitte fast 50 award as New Zealand’s fastest growing company.

148 Telecom 2011

## 7.5 The New Zealand telecommunications market

This section describes Telecom's share of the key markets in the New Zealand telecommunications and IT services industry in which New Telecom will compete, and provides an overview of the market trends, competitive landscape and Telecom's performance.

### Fixed access & calling

Fixed access and calling will continue to be a core market for New Telecom, with Telecom currently having a market share in fixed access and calling of approximately 66% by total access lines. As with other international markets, fixed access and calling within New Zealand is in slow decline, as usage moves to mobile and 'over the top' internet based services.



1,765
1,756
1,732
452
530
595
74%
70%
66%
1,313
1,226
1,137
As at 30 June 2009
As at 30 June 2010
As at 30 June 2011
Telecom Retail & Gen-i access lines (000s)
Other market participants access lines (000s)
Telecom Retail & Gen-i market share

Source: IDC NZ Telco Tracker for FY2009 and FY2010 and management estimates for FY2011

Competition within the fixed line business has continued to increase, particularly in metro and urban areas of New Zealand. Retail service providers that have invested in UCLL are aggressively marketing bundles of services, predominantly using price as the differentiator. Over the past year this level of competition resulted in line loss of 89,000 lines for Telecom Retail and Gen-i.

### Broadband (fixed)

The fixed broadband market continues to grow. However, the majority of new customers are expected to be lower value, late adopters as broadband penetration in New Zealand approaches comparable levels to overseas markets, such as Australia and the United Kingdom.



985
1,093
1,185
434
495
575
56%
55%
51%
551
598
610
As at 30 June 2009
As at 30 June 2010
As at 30 June 2011
Telecom Retail & Gen-i broadband lines (000s)
Other market participants broadband lines (000s)
Telecom Retail & Gen-i market share

Source: IDC NZ Telco Tracker for FY2009 and FY2010 and management estimates for FY2011

New Telecom's market strategy will be to maintain Telecom's current retail market share of over 50% by exploiting its fixed/mobile integration capabilities to deliver customer bundles and new high speed internet enabled services, particularly with the introduction of fibre products and services as the UFB Network rollout commences. Telecom's Retail business currently provides bundled offerings combining calling, broadband and fixed line rentals and at 30 June 2011 more than 318,000 customers had signed up to these packages.

New Telecom's principal competitors in the fixed access and calling market will be affiliates of large multinational corporations with substantial resources, including TelstraClear and Vodafone.

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7. INFORMATION ON NEW TELECOM

### Managed data (excluding Wholesale)

Telecom offers a range of managed data services, providing mainly business clients with a tailored copper or fibre-based data service allowing them to connect multiple Premises together and including a range of management services over and above the basic network.


9.98
11.28
13.34
FY2009
FY2010
FY2011
Telecom Retail & Gen-i connections (000s)

Source: Management estimates

Although total connections have consistently grown, total managed data market revenues have declined due to downward pressure on price and migration to alternative services. In line with this, Telecom's managed data revenue has also declined, reflecting the increasingly competitive market place and the start of fibre-based competition. New Telecom's success in this market will be dependent on its ability to migrate customers from legacy copper to fibre solutions, ensuring value is added to the pure network connectivity through the bundling of managed voice/data services and converged ICT solutions.

### Mobile (voice, SMS & data)

Vodafone and 2degrees are Telecom's key competitors in the mobile market. 2degrees entered the market in 2009 and had an immediate impact in terms of price competition. New Telecom will also face competition as mobile virtual network operators (MVNOs), which offer mobile services exclusively using the infrastructure of other mobile network operators, become established in the New Zealand mobile market.


4.70
5.07
5.42
0.02
0.44
0.75
2.51
2.48
2.48
46%
42%
40%
2.17
2.15
2.19
As at 30 June 2009
As at 30 June 2010
As at 31 March 2011
Telecom Retail & Gen-i mobile connections (m)
Vodafone mobile connections (m)
Others (including MVNOs and 2degrees) mobile connections (m)
Telecom Retail & Gen-i market share

Source: IDC NZ Telco Tracker 31 March 2011

The volume of mobile voice minutes continues to grow in New Zealand, mainly at the expense of fixed calling. However, high levels of price competition are restricting the growth of mobile voice revenues in the overall New Zealand market. At the same time mobile data usage is increasing rapidly as customers demand greater mobile internet and broadband capacity, driven by innovation in mobile devices and value added services.

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Telecom has invested in a leading 3G mobile network (the XT Network) to capture the rapid growth of mobile voice and data. Mobile broadband connections on the XT Network have grown to 163,000 as at 30 June 2011, from 82,000 as at 30 June 2010, a 99% increase. For June 2011, 82% of all mobile revenues were generated from the 56% of the New Telecom customer base connected to the XT network. New Telecom’s mobile strategy will continue to focus on the growth in high value, postpaid customers. In the second half of FY11, Telecom lost over 95,000 mobile connections, however during the same period Telecom’s postpaid connections increased by 4,000. For the second half of FY11, there was a 7% increase in average revenue per user (ARPU) when compared to the second half of FY10.

Telecom continues to develop its range of bundles for small and medium-sized enterprise (SME) customers on the XT Network. New mobile plans ‘Talk & Text’ and ‘Business SmartPhone’ were launched in March 2011 to cater for smartphone users. For larger businesses, Telecom is focused on delivering end-to-end mobility solutions that integrate mobile devices with internet, fixed voice and IT applications.

IT services

According to IDC market analysis, Gen-i had approximately 13% of the New Zealand IT Services market in 2010, making Gen-i, alongside Hewlett Packard, a domestic market leader. In 2010, Gen-i had the largest share of the network management submarket, and was also a market leader in hosted application management and hosting infrastructure services, which are key focuses for growth and a critical stepping stone in the delivery of new cloud based computing services.

Telecom’s portfolio of IT services includes:

• Cloud computing services;

• Managed IT services;

• IT outsourcing;

• IT software and hardware procurement; and

• Professional services to assist organisations with business and technology investments.

Gen-i faces competition in the New Zealand and Australian IT services market from global IT solutions providers, such as Hewlett Packard and IBM, but also from smaller niche providers such as Datacom, Dimension Data, and Integral.

7.6 New Telecom business units

As part of Vision2013, New Telecom has already implemented a new organisational model (as shown below), which Management believes will enable the organisation to operate more effectively after the Demerger.

NEW ZEALAND AUSTRALIA

Wholesale & International Retail Gen-i

Central Product Group AAPT

T&SS

Corporate Centre

The objective of the new organisational model is to create a simplified and more balanced structure, consisting of:

• The existing customer units, which are segment specific (ie consumer, business and large enterprise, and wholesale and international) and are accountable for commercial innovation, customer experience and segment margin leadership.

• Centralised operational units, intended to leverage scale and manage cost and capital expenditure across networks, IT platforms and the core network product portfolio. The operational units align pricing and product management/strategy with the design, build and in life operations of IT platforms and process, jointly targeting standardisation and simplification efficiency opportunities.

• Centralised corporate functions, intended to remove role duplication across the Telecom Group. Lean centres of excellence provide support to business units and external stakeholders across finance, strategy, human resources, legal and communications.

Customer-facing business units

Retail

New Telecom’s Retail business unit will continue to provide mass-market products, services and support to consumer and small and medium-sized enterprise (SME) customers. Services provided by the Retail business include fixed line calling and access products, broadband, dial-up and online offerings, and mobile voice, data, messaging and multimedia services.

On Demerger, New Telecom will have a retail store network of more than 85 locations made up of New Telecom’s own retail stores, as well as 59 dealer outlets dedicated to New Telecom products and services. The refurbishment and development of the Telecom network of stores initiated in 2010 continued and it is expected that by the time of the Demerger the refurbishment of six ‘Super Stores’ and four New Telecom retail stores will have been completed.

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The Retail business unit intends to grow earnings by strengthening its position as a leading retail services provider, through continued market leadership of fixed broadband/fibre services, strengthening its position in mobile and capitalising on growth opportunities in mobile data, and improving customer service and satisfaction through simplification and ‘Right First Time’ programmes.

In fixed markets, Retail is focused on delivering bundled offers to retain voice and broadband customers, and intends to launch fibre offerings based on new high bandwidth access services. At 30 June 2011, more than 80% of Telecom’s broadband customers had signed up to Telecom Retail’s bundled packages (as at 30 June 2010, this figure was 67%) representing a strong starting point to grow fibre based services. Retail also offers TV services as part of its bundled offerings, and in May 2011 signed a new reseller agreement with SKY Television. Within the broadband market, Retail will continue to focus its attention on the higher margin users rather than capturing market share.

In mobile, Retail is focused on revenue and margin growth. Retail continues to see data usage increasing across all segments and devices. For example, Retail’s total monthly usage for data in June 2011 increased by over 100% when compared to June 2010, reflecting the growth in customers on the XT Network, the increasing availability and functionality of smartphone devices and the prevalence of content for mobile users. These features assist in attracting customers from the CDMA mobile network which is planned to be switched off in 2012.

Gen-i

Gen-i provides ICT solutions for business clients across New Zealand and Australia and has over 3,000 business customers. Gen-i’s earnings growth is built on leadership in networked IT and managed solutions across fixed and mobile and delivering operational efficiencies and simplification as customers migrate from legacy to IP and fibre-based solutions.

During FY11, Gen-i undertook a major transformation programme to focus on the strategic themes under Vision2013 of simplifying its value proposition, reducing cost, retaining value in its traditional telecommunications business, targeting growth in delivering mobile and next generation cloud computing services and growth in trans-Tasman clients. Gen-i has re-organised itself around two distinct customer segments with specific service offerings:

(i) Enterprise clients with complex needs that require integrated ICT solutions and see ICT as strategic for their business and are therefore willing to pay for bespoke solutions; and

(ii) Corporate/Business customers with simpler requirements that require cost effective and more standardised platform-based ICT solutions, including IP based telecommunications services and hosted/cloud based IT solutions.

Wholesale and international

As a result of the Demerger asset split under the Asset Allocation Plan, New Telecom will own significant national backhaul telecommunications assets and the PSTN network equipment, which will be largely unregulated. Through these assets New Telecom, via Wholesale, will provide a range of communication products and services that will complement the regulated local network access products and services which will be provided by New Chorus through its own copper and fibre access networks.

On Demerger, Wholesale will have approximately 70 customers comprising mainly retail service providers that it will deal directly with through its own sales and service channels. Wholesale’s portfolio of voice, mobile, interconnection, managed data and national backhaul products offer retail service providers the ability to create and extend their own networks to be able to provide a wide range of telecommunications service to their end-users. Wholesale also offers resale products so service providers without their own nationwide networks can offer services nationally. In addition, some of its services, such as PSTN resale, will be resold via New Chorus under an agency agreement to retail service providers due to the complementary nature of these services with the New Chorus products and services (see section 10.2.7).

International delivers integrated telecommunications services between New Zealand, Australia and the rest of the world, by providing international voice, mobile, value-added calling and international transit services to carriers and offshore telecommunications providers.

International’s business provides:

• traditional voice services: which handles New Zealand and Australian originated traffic minutes plus reciprocal traffic and provides other value-added services relating to this; and

• carrier services: a provider of international voice service products specific to the needs of international, wholesale and retail customers across fixed line, cable and mobile operators.

Through these divisions, International enables carriers and retail operators to provide voice and mobile solutions to their customers. International terminates and receives traffic to and from all countries in the world, carrying approximately 4 billion minutes of global traffic per annum.

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AAPT

AAPT is an Australian telecommunications provider that owns and operates its own national voice and data network. This includes 11,000 kilometres of interstate fibre, its own data centres in major capital cities, fibre access to 1,300 premises and mid-band ethernet in 180 exchanges. AAPT has access to DSL coverage in over 380 exchanges focused on the major Australian cities and large metropolitan areas.

On 30 September 2010, Telecom completed the sale of its investments in Macquarie Telecom and iiNet for AUD$80 million and the sale to iiNet of the AAPT Consumer business for AUD$60 million. As a result, AAPT now focuses on the business and wholesale section of the Australian telecommunications market.

Telstra and Optus are AAPT’s main competitors in the voice, data and internet market. The local calling market remains dominated by Telstra, as it owns most of the Australian domestic local loop network. Interconnection with Telstra’s local loop is necessary for competitive carriers, including AAPT, to offer many telecommunications services.

AAPT’s strategy is focused on leveraging its own infrastructure to drive profitable on-net services rather than reselling services from Telstra. Following the upgrade of its core network. AAPT now offers a range of new IP-centric business products supporting innovative new voice and data solutions. AAPT works closely with Gen-i Australia to jointly deliver telecommunications and IT services to large enterprise clients that operate both in New Zealand and Australia. AAPT has continued to rationalise and simplify its products, operations and IT platforms.

In 2010, AAPT upgraded its billing and rating capability, closing down duplicated systems and migrating to a single billing platform which delivered annual cost savings and significant business simplification across back-office operations. As AAPT emerges from a period of cost reduction and operational improvement, it is now focused on a revenue growth plan within business and wholesale markets, using its IP network capabilities supported by a lower cost and online centric customer service and billing capabilities.

Operational business units

Product Business Unit

The Product Business Unit was recently created as an outcome of the Vision2013 strategy. Its role is to set a consistent strategy across the product portfolio, and then to design, develop and manage product pricing and process activities associated with the products across all customer facing units. This includes activities such as business case development, business planning, product delivery and commercial and market development.

The Product Business Unit is accountable for:

• delivering group business and competitive insight across key markets and segments;

• developing New Telecom’s product and pricing strategy, group channel strategy and, in conjunction with T&SS, its technology strategy;

• driving the required business and market development and associated strategic partnerships; and

• designing, developing and managing New Telecom products and related pricing.

Technology and Shared Services (T&SS)

Telecom’s Technology & Shared Services (T&SS) division is responsible for:

• operating Telecom’s shared business processes;

• developing, maintaining and operating Telecom’s IT systems and networks; and

• aligning systems, platforms and processes with Telecom’s business objectives.

Following the Demerger, T&SS will continue to provide support for key products and services, examples of which include:

• Fixed and PSTN life cycle management. T&SS will continue to operate and support the PSTN platform, which is the platform that supports traditional fixed-voice telephony and is the key platform for sustaining Telecom’s current fixed line revenues. T&SS will also continue to develop and operate, and to invest in architecture and support systems capabilities (including fulfil, assure and bill) for fixed line products and services.

• Mobile network. T&SS will continue to be responsible for supporting the mobile networks. T&SS will also continue to develop and operate, and invest in architecture in and support systems capabilities (including fulfil, assure and bill) for mobile products and services.

• Provisioning. T&SS will continue to provide provisioning processes and manage requests for data and voice services from New Telecom’s customer-facing operations, the Telecom website and New Chorus customers, including allocating network resources and activating and commissioning services that require access to shared IT and network resources.

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7.7 Board and Senior Management

7.7.1 New Telecom Board pre-Demerger

The existing Telecom Board members will remain on the Telecom Board until the Demerger. On the Demerger Date, the current Chairman of Telecom, Wayne Boyd, and the current non-executive director, Ron Spithill, will retire from the Telecom Board, while Sue Sheldon CNZM will also retire from the Telecom Board and become Chairman of New Chorus.

7.7.2 New Telecom Board post-Demerger

Subject to shareholder approval at the Shareholder Meeting the following Telecom Directors will remain on the New Telecom Board post-Demerger:

Murray Horn, PhD (Harvard University); MCom (First Class Hons); BCom

Non-Executive Director

Dr Murray Horn has been a member of the Telecom Board since 1 July 2007. Murray chairs the Government’s National Health Board. Murray previously held a number of senior executive roles with ANZ Banking Group, including leading the group’s New Zealand operations. He was secretary to the New Zealand Treasury and has served on a number of boards, including the New Zealand Tourism Board. He has represented New Zealand at the OECD, as a governor at the World Bank and as an alternate director at the International Monetary Fund.

Murray received his doctorate from Harvard University in 1989 and has been awarded a number of academic honours in both New Zealand and the United States.

Kevin Roberts

Non-Executive Director

Kevin Roberts has been a member of the Telecom Board since 28 August 2008. Kevin has extensive international experience in brand, marketing and customer satisfaction and is CEO for Saatchi & Saatchi Worldwide. He is a member of the Directoire of Publicis Groupe. He is an Honorary Professor in the Faculty of Business and Economics at the University of Auckland and an Honorary Professor of Creative Leadership at Lancaster University. He is a private sector ambassador to the New Zealand/United States Council and in 2006 was appointed chairman of the USA Rugby Board. Previously, Kevin held senior management and marketing positions with Procter & Gamble, Pepsi-Cola and Lion Nathan. He has undertaken pro-bono work for the Antarctic Heritage Trust, co-founded New Zealand Edge and served on the New Zealand Rugby Football Union Board. Kevin is also a trustee of the Turn Your Life Around Trust. He has been awarded honorary doctorates by the University of Waikato, the International University of Geneva, Peruvian University of Applied Sciences in Lima and Lancaster University.

Paul Reynolds, PhD; BA (First Class Hons) Chief Executive Officer, Executive Director

Dr Paul Reynolds was appointed Chief Executive Officer of Telecom in September 2007. He has led Telecom through the most significant period of change in its history, including the operational separation of its main businesses following the Telecommunications Act revisions of 2008, and preparation

154 Telecom 2011

for participation in the Government’s UFB Initiative, which heralds a further fundamental restructuring of the industry in New Zealand.

Paul has committed to lead Telecom and New Telecom as Chief Executive Officer and as a board member through the Demerger process and New Telecom’s successful establishment as an independent company. It is expected that the New Telecom Board will undertake a search process to identify a candidate for Chief Executive Officer of New Telecom to lead the company during financial year 2012/2013 and beyond.

Paul has 28 years of experience in the global telecommunications industry. After completing his doctoral studies in geology at the University of London he joined British Telecom and played a central role in the company’s transformation through a range of senior positions in its corporate, UK and international operations. Immediately before coming to New Zealand he was an executive member of the board at BT and CEO of BT Wholesale, one of Europe’s largest and most successful telecommunications wholesale business. There, he built a strong track record in the delivery of Broadband Britain, the functional separation of the network to create Openreach and the establishment of BT Wholesale as a major operator of Managed Network Services for other carriers. Paul has wide international experience as a company director including with Telecom Corporation of New Zealand (2007 to date), British Telecommunications Plc (2002 to 2007), eAccess in Japan (2003 to 2009) and xConnect Networks in London (2008 to date).

Paul has received international recognition for his work including, in 2006, the Telecommunications Industry Association of America’s ‘Global Icon’ award for leadership and innovation, and in 2008 Global Telecoms Business gave Paul its ‘Special Award’ for Personal Contribution to Telecommunications.

He was born and raised near Glasgow, Scotland and graduated BA (First Class) from the University of Strathclyde in 1978.

The following Board members have been conditionally appointed as non-executive directors of New Telecom and will be formally appointed upon Demerger. Mark Verbiest has been conditionally appointed as Chairman of New Telecom and will be formally appointed upon Demerger.

Mark Verbiest, LLB; MInstD Chairman, Non-Executive Director

Mark Verbiest is Chairman of Transpower New Zealand Limited and Willis Bond Capital Partners Limited, a director of AMP NZ Office Limited, Freightways Limited, Southern Cross Medical Care Society, a member of the board of trustees of the Southern Cross Healthcare Trust, Government Superannuation Fund Authority, a board member of the Financial Markets Authority and consultant to law firm Simpson Grierson. He was a member of Telecom’s senior executive team from late 2000 through to June 2008 and, prior to 2000, a senior partner in Simpson Grierson specialising in mergers and acquisitions and securities, competition and utilities-related law.

Charles Sitch, MBA; LLB; BCom Non-Executive Director

Charles Sitch retired from the international management consulting firm, McKinsey & Company, in 2010. He joined McKinsey & Company in 1987 and in 2000 became a senior director, primarily working with CEOs and Boards on strategy and operations turnarounds. His practice has been focused on telecommunications, consumer services, retail, banking, travel and entertainment. He is an advisory director of Bkk Investment Bank and since 2006 has been involved in various new business ventures. Charles holds a MBA from Columbia Business School and a LLB, BCom from Melbourne University.

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Justine Smyth, BCom; CA; MInstD Non-Executive Director

Justine Smyth is Deputy Chair of NZ Post Limited, Chair of The New Zealand Breast Cancer Foundation and a board member of the newly formed Financial Markets Authority. She is also owner and executive director of Lingerie Brands Limited. Justine chairs the Finance, Audit, Investment & Risk sub-committee of NZ Post Limited and her background includes Group Finance Director of Lion Nathan Limited and Partner of Deloitte. She has experience in governance, mergers & acquisitions, taxation and financial performance of large corporate enterprises and the acquisition, ownership, management and sale of small and medium enterprises.

Paul Berriman, BSc (Electroacoustics); MBA; FHKIoD; MIOA; CEng Non-Executive Director

Paul Berriman has been Chief Technology Officer of PCCW since May 2007, Hong Kong’s largest telecommunications company, leading the Group’s product and technology roadmap and strategic developments. He has over 25 years of experience in telecommunications, especially in IPTV, mobile TV, media convergence and quadruple-play. Prior to joining PCCW in 2002 as Senior Vice President, Strategy and Marketing, he was Managing Director of management consultancy Arthur D. Little in Hong Kong and was involved in telecommunications consultancy projects globally. Previously he also held executive, technical, engineering and operations management roles in Reuters and several major Hong Kong service providers including the Hong Kong Telephone Company and Hong Kong Telecom CSL. He holds a Bachelor of Science in Electroacoustics from the University of Salford in the UK, and a Master of Business Administration from the University of Hong Kong. He is a Chartered Engineer, a member of Intel’s Communications Board of Advisors and was a member of the board of directors of the International Engineering Consortium. He is a fellow of the Hong Kong Institute of Directors since 1997 and has been a member of Hong Kong Telecom Regulator, OFTA’s Technical Standards Advisory Committee for over 12 years.

Maury Leyland, BE (Hons); MIPENZ; MInstD Non-Executive Director

Maury Leyland is a director at Transpower. She has been a senior executive at Fonterra since 2005 and is currently leading the market build of Fonterra’s new shareholders’ market. Previous roles within Fonterra have included Programme Director of a major transformation programme, General Manager New Zealand Logistics and Associate Director Strategy and Growth. Prior to that, she spent 9 years with the Boston Consulting Group as a strategy consultant working with large companies in New Zealand and Australia. She was a member of both the design and sailing team for Team New Zealand during the successful 1995 America’s Cup campaign in San Diego. Maury is also a member of the Advisory Board for the Department of Engineering Science at the University of Auckland.

The New Telecom Board members have been selected to ensure there is substantive collective managerial, financial, accounting and industry experience.

Waivers from certain of the NZSX Listing Rules relating to the rotation and appointment of the New Telecom Board have been obtained from NZX, subject to certain conditions. These waivers are discussed further in section 11.31. Kevin Roberts and Murray Horn will retire by rotation at the Shareholder Meeting, but will be eligible for re-election at that meeting. A statement as to the independence of the directors of New Telecom will be made following the Demerger.

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7.7.3 Senior management team

The key members of New Telecom’s senior management team after the Demerger will be the same as the key members of Telecom’s senior management team prior to Demerger, with the exception of Mark Ratcliffe who will be appointed to the role of CEO of New Chorus upon Demerger. The key members of New Telecom’s senior management team will remain on their existing employment terms and conditions post-Demerger. The key members of New Telecom’s senior management team include:

Paul Reynolds Chief Executive Officer

See Dr Paul Reynolds’ biography under section 7.7.2.

Nick Olson

Chief Financial Officer

On 1 October 2010, Nick Olson was appointed Chief Financial Officer of Telecom. Nick is responsible for the centralised finance functions of Telecom, including performance management, management reporting, external reporting, regulatory reporting, investor relations, treasury and capital markets, group taxation, group insurance, business unit financial support, group procurement and the shared financial functions including accounts payable. Nick is also responsible for overall capital expenditure allocation for Telecom and has recently added group strategy to his portfolio of activities.

Nick has over 20 years’ experience in the financial arena, and after 13 years in the investment banking industry, joined Telecom in January 2002. Prior to his appointment as Chief Financial Officer, he has held the following positions at Telecom – Treasurer, General Manager Finance and Group Controller. Nick has extensive capital markets, mergers and acquisitions and financial experience. Nick holds a Bachelor of Engineering (1st Class Hons) from the University of Auckland and is an Associate Chartered Accountant.

David Havercroft

Group Chief Technology Officer

David Havercroft joined Telecom in October 2009 and was promoted to the Telecom Executive team in April 2010 as Group Chief Technology Officer. He is responsible for Telecom’s entire network and IT operations throughout New Zealand, ensuring its information technology, infrastructure and architecture are aligned with the Group’s business objectives. He oversees the core technology teams, in addition to the shared business operations, which support Telecom in provisioning, credit and billing, corporate property and information management.

UK-born, David has more than 26 years’ experience in the telecommunications industry in Europe and Asia-Pacific, with previous executive roles in business and technology functions in major telecommunications operations and in professional services and technology organisations. David has designed and led major change programmes focused on revenue growth, cost efficiency, network rollouts and ongoing management of insourced and outsourced operations.

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Rod Snodgrass Chief Product Officer

Rod Snodgrass was appointed Chief Product Officer in April 2011 and is responsible for leading all product and pricing activity across Telecom excluding Chorus’ regulated services. Rod’s focus is on the creation of group wide portfolio and pricing strategy, driving world-class product lifecycle management and delivering growth through business and market development including developing new products, services, channels and partnerships.

Rod was previously Group Strategy Director, responsible for driving group strategic transformation and growth agendas. Prior to becoming Group Strategy Director, Rod was General Manager of the Wired Division, including Telecom’s retail fixed-line, voice, data and internet businesses. Prior to heading up Wired, Rod was General Manager of Xtra, Telecom’s online division, having held various financial, commercial and business development roles in the division.

Rod has been at Telecom for around 14 years, joining in 1998 after seven years in various strategy, business development and commercial roles in the oil and gas exploration and production industry and has been a member of the Telecom Executive team since 2008.

Alan Gourdie

Chief Executive Officer, Retail

Alan Gourdie joined Telecom in August 2008 as CEO of Telecom Retail. He is responsible for driving Telecom’s commitment to improving the experience of Telecom consumer and SME customers, the performance of Telecom’s mobile and fixed line business with these customers and has executive responsibility for Telecom’s brand.

Alan has worked in senior sales and marketing roles at Hume Industries and then at DB Group, eventually becoming the general manager sales and marketing for the brewing business. This led him to a number of roles offshore for Heineken and associated companies, including global marketing manager for Heineken in Amsterdam and as general manager responsible for Singapore operations for Asia-Pacific Breweries. Immediately prior to joining Telecom, Alan was in London as managing director of Asia-Pacific Breweries’ UK and European operations.

Chris Quin

Chief Executive Officer, Gen-i

Chris Quin was promoted to the Telecom Executive team in April 2008 as CEO of Gen-i Australasia, where he is responsible for delivering converged technology and telecommunications solutions to large and medium business customers across New Zealand and Australia.

Chris was General Manager of Gen-i’s New Zealand operations for four years before becoming CEO, Gen-i. Prior to that he held roles in Telecom in finance, sales and management of service delivery. Before joining Telecom in 1991, Chris was Chief Financial Officer for Mitel and a financial accountant at Orica (formerly ICI). Chris has a BCA from Victoria University of Wellington.

Chris’ career has been focused on the business and corporate markets. His active participation in the ICT industry includes board positions with the NZ ICT Group, ICE HOUSE business incubator and New Centre for Social Innovation.

In July 2010, Chris was awarded an Emerging Leadership Award at the 2010 Sir Peter Blake Leadership Awards for his leadership achievements and contributions to New Zealand. Chris was also awarded the Chairman’s Award at the 2010 Telecommunications Users Association of New Zealand Innovation Awards.

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David Yuile

Chief Executive Officer, AAPT

David is the Chief Executive Officer of AAPT, the Australian arm of Telecom New Zealand, where he is tasked with leading the transformation of AAPT to an easy-to-use business and wholesale focused service provider. His previous role was Chief Operating Officer at AAPT, where he successfully completed the integration of AAPT-PowerTel businesses and was instrumental in the product and back office re-engineering and simplification.

Prior to AAPT, David held several roles including Director of Networks at PowerTel, Chief Executive Officer of 90 East – one of Australia’s largest providers of managed security services – and co-founder of Sales Technology which he sold to Interliant, a NASDAQ listed provider of managed infrastructure and consulting services.

David sits on the board of TransAct, an Australian Capital Territory (ACT) telecommunications provider, the advisory board of Framehawk, a technology start-up based in San Francisco, and is a director of Community Telco Australia. He holds a B.Eng (Hons) degree from the University of Glasgow.

Tristan Gilbertson

Group General Counsel & Company Secretary

Tristan Gilbertson was appointed Group General Counsel in July 2008. He leads Telecom’s group legal and corporate services team and is responsible for legal services, internal audit, risk management, compliance, corporate governance, public policy and regulatory affairs. He also oversees the Independent Oversight Group Support Office.

Tristan is a highly experienced corporate and commercial lawyer with extensive international experience in telecommunications law and regulation. He has practiced law with several leading international law firms, including Bell Gully (New Zealand), Clifford Chance (UK), Mallesons Stephen Jacques (Australia) and Gilbert & Tobin (Australia). He then joined Vodafone Group Plc, where he held a number of senior leadership positions, including legal and regulatory director – Asia-Pacific Region and governance director – Europe Region, before joining Telecom in 2008.

Tina Symmans

Corporate Relations Director

Tina Symmans joined Telecom in June 2008 as Corporate Relations Director. She leads the corporate relations team that manages Telecom’s media relations, internal communications, and government and community relations.

Tina has extensive experience in marketing, corporate relations and strategic communications and has held a variety of senior roles with leading New Zealand companies in the capital markets, banking, ports, transport, energy and agriculture sectors. Tina also founded and managed a successful strategic communications and government relations consultancy and has been providing independent advice to large New Zealand businesses for many years. She is currently a director of Turners & Growers Limited and the executive sponsor and trustee on the Telecom Foundation Board.

Under Vision2013 Telecom will continue to rationalise and streamline its corporate centre, which includes finance, strategy, human resources, legal and regulatory affairs. There is potential for the executive members responsible for the corporate centre to be reduced to two positions reporting to the CEO, with the aim of reducing cost and complexity and to provide a better balance between the corporate centre and operating business units.

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## 7.8 Other relevant information

### 7.8.1 Directors' fees and arrangements

The current aggregate fee pool limit of NZ$1,500,000 for the payment of non-executive directors' fees was approved by shareholders at the Telecom annual meeting in October 2003 and will continue to apply to the payment of New Telecom non-executive directors' fees post-Demerger.

The non-executive New Telecom directors will continue to be remunerated with a base fee plus additional committee fees for chairing or sitting on one of the Audit and Risk Management Committee or the Human Resources and Compensation Committee. Where a director of New Telecom is the member or chairman of more than one board committee, the director will receive the single highest applicable fee. Committee fees will not be paid to the Chairman of the New Telecom Board.

The annual fee structure has been revised with effect upon Demerger. The Independent Oversight Group will be disestablished post-Demerger, accordingly no fees for a board representative will be payable.

The revised annual fee structure will be as follows:

| | Chairman of New Telecom Board | Non-Executive Director |
|---|---|---|
| Base fee: | NZ$330,000 | NZ$130,000 |
| **Committee fees:** | **Chairman of Committee** | **Member** |
| **Audit and Risk Management Committee** | NZ$35,000 | NZ$17,000 |
| **Human Resources & Compensation Committee** | NZ$30,000 | NZ$15,000 |
| **Nominations and Corporate Governance Committee** | Nil | Nil |

### 7.8.2 Intellectual property

Telecom holds an extensive portfolio of intellectual property including trade marks, domain names, and patent applications/patents in New Zealand, Australia and in certain other jurisdictions where it has a presence. New Telecom will retain ownership of key intellectual property including the trade marks 'Telecom', the Spark logo and 'Gen-i' and the domain names telecom.co.nz and gen-i.co.nz, and will continue to use the existing Telecom branding.

Following the Demerger some key intellectual property currently owned by Telecom but associated with the Chorus business will be owned by New Chorus. New Chorus will own a portfolio of key intellectual property including the trade marks Chorus and its logo in New Zealand, a portfolio of domain names including chorus.co.nz, and a portfolio of patent applications in New Zealand and Australia.

### 7.8.3 Funding

Following the Demerger, funding for New Telecom is expected to be sourced from a combination of its own cash balances, operating cash flows, domestic Telebonds and commercial paper. Upon Demerger, New Telecom is expected to have approximately NZ$750 million to NZ$950 million of net interest bearing debt (inclusive of associated derivatives), reflecting the outstanding Telebonds, any GBP EMTN bonds which are not exchanged, and drawings under the existing facilities Telecom has in place today, net of cash on hand. This figure will vary depending on the amount of operating, investing and financing cash flows up until the Demerger and market rates at that time.

### 7.8.4 Litigation

**Litigation and disputes to be assumed by New Telecom**

New Telecom will assume the economic benefit, risk and liabilities of the following litigation and disputes. There can be no assurance that such litigation will not have a material adverse effect on the New Telecom business, financial condition or results of operations.

**High speed data transmission pricing**

In March 2004 the Commerce Commission issued proceedings claiming that Telecom's implementation and maintenance of new retail and wholesale high speed data transmission service pricing from 1998 constituted a breach by Telecom of section 36 of the Commerce Act (for abuse of a dominant position/taking advantage of market power). In October 2009, a judgment was delivered in which the Court ruled that although most of Telecom's pricing was not anti-competitive, the pricing of two tail circuits between March 2001 and late 2004 breached section 36 of the Commerce Act. There was insufficient evidence to ascertain the scope of the breach. Telecom has appealed this decision to the Court of Appeal and the Commerce Commission has cross-appealed. In April 2011, the Court ordered that Telecom pay a pecuniary penalty of NZ$12 million. Telecom has paid this penalty but has also appealed the penalty judgment to the Court of Appeal. The liability and penalty appeal hearing are set down to be heard in September 2011. If Telecom is successful in its appeal on liability or penalty and the Commerce Commission does not appeal to the Supreme Court, New Telecom will benefit from the reimbursement of the penalty or any part of it. If the Commerce Commission's cross appeal succeeds and the penalty is increased then New Telecom would need to pay any additional penalty.

160

Telecom 2011

Tax matters

Under New Zealand law and Inland Revenue Department (IRD) practice, tax positions taken by Telecom remain subject to review and possible adjustment by IRD, generally for a period of four years from the end of the tax year or return period in which the relevant tax return was provided. The IRD has reviewed Telecom’s tax position with reference to interest income earned by Telecom subsidiaries tax resident outside of New Zealand. The IRD has taken the position (in a Notice of Proposed Adjustment (NOPA) issued on 11 August 2011 in respect of the 2008 income year) that the income in question should be taxed as if it had been earned by a New Zealand tax resident. Telecom will be responding to the IRD NOPA by challenging the IRD position. If Telecom’s position is not accepted by the IRD, amended assessments will be issued by the IRD, in which case it will be necessary for Telecom to bring proceedings before the Court seeking to have the amended assessments set aside. The amount of the tax liability contended for in the NOPA is around NZ$23 million plus penalties of approximately NZ$11 million. If the IRD is correct, Telecom would also be liable for use of money interest.

Land claims

Interests in land included in property, plant and equipment purchased from the Government may be subject to claims to the Waitangi Tribunal or deemed to be wahi tapu and, in either case, may be resumed by the Government. Certain claims have been brought or are pending against the Government under the Treaty of Waitangi Act 1975. Some of these claims may affect land transferred to Telecom by the Government and which is expected to remain with New Telecom on Demerger. In the event that land is resumed by the Government, there is provision for compensation to Telecom/New Telecom.

Other claims

Various other lawsuits, claims and investigations have been brought or are pending against New Telecom and its subsidiaries, none of which is expected to have a significant effect on the financial position or profitability of New Telecom. New Telecom cannot reasonably estimate the adverse effect (if any) on New Telecom if any of the foregoing outstanding claims or inquiries are ultimately resolved against New Telecom’s interests. There can be no assurance that such cases will not have a significant effect on New Telecom’s business, financial condition, position, results of operations or profitability.

7.8.5 Insurance

Up until the Demerger Date, Telecom and its subsidiaries (including the Chorus business unit) will have the benefit of Telecom’s current insurance policies. On the Demerger Date, Telecom’s insurance policies will be amended to remove cover for New Chorus. New Telecom’s insurance policies will continue to run post the Demerger Date until the expiry dates of those policies at which time New Telecom will arrange renewal of its insurance as required.

New Telecom will continue to rely on its existing insurance arrangements provided through its captive insurance company, Teleco, which insures some of the risks for Telecom and its subsidiaries. It currently provides the following classes of insurance to Telecom:

• Material damage and business interruption;

• General and products liability;

• Errors and omissions; and

• Crime.

Teleco also purchases reinsurance from the insurance market. Directors and officers liability insurance is purchased directly from the insurance market.

As discussed under section 5.11.12, claims reported against New Chorus under general and product liability insurance policies arising from activities prior to the Demerger Date will continue to be insured under New Telecom’s insurance programme regardless of when any claim is reported and claims under errors and omissions liability insurance policies and directors and officers insurance policies that are reported against New Chorus prior to the Demerger Date will be insured under Telecom’s insurance programme.

Directors and officers insurance is on a ‘claims made basis’. Directors and officers of Telecom (including the Chorus business unit) are covered for all liabilities arising from activities leading up to the Demerger Date. The Telecom directors and officers liability policy will continue post-Demerger covering both present and past directors and officers of Telecom including the Demerger process and Chorus business unit activities leading up to the Demerger Date.

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8. FINANCIAL INFORMATION FOR NEW TELECOM

SECTION 8

Financial information for New Telecom

162	Telecom 2011

163

8. FINANCIAL INFORMATION FOR NEW TELECOM

Financial information for New Telecom

8.1 Overview

This section contains financial information that is intended to assist readers to understand the financial position of New Telecom and the historical financial performance of the operations and assets that will comprise New Telecom following the Demerger.

The financial information about New Telecom is presented on two bases:

• An audited historical special purpose basis, which represents the financial records for the business that will be retained by New Telecom at Demerger date and is reflected in the New Telecom special purpose financial statements contained in section 13 of this Booklet (the ‘New Telecom special purpose financial statements’). The New Telecom special purpose financial statements have been audited by KPMG and their report is included in section 13. A commentary on the New Telecom special purpose financial statements as at and for the financial years ended 30 June 2011, 2010 and 2009 appears in section 8.3. The commentary contains management’s discussion and analysis of the New Telecom special purpose financial statements for the periods presented.

• An unaudited condensed pro forma basis, under which certain adjustments have been applied to the New Telecom special purpose financial statements as at and for the financial year ended

30 June 2011 to reflect certain transactions that are expected to take place as part of or in association with the Demerger as if they had occurred on 1 July 2010 in the case of the unaudited condensed pro forma income statement and the unaudited condensed pro forma statement of cash flow information and 30 June 2011 in the case of the unaudited condensed pro forma statement of financial position (the ‘New Telecom pro forma financial statements’). A commentary on the New Telecom pro forma financial statements as of and for the financial year ended 30 June 2011 appears in section 8.2. The commentary contains a description of the differences between the results shown in the New Telecom pro forma financial statements as at and for the year ended 30 June 2011 and those shown in the New Telecom special purpose financial statements as at and for the same period.

New Telecom special purpose financial information

The New Telecom financial information presented in section 8.3 includes:

• Extracts from the New Telecom special purpose financial statements, including: – income statements for the years ended 30 June 2011, 2010 and 2009; – summary statements of financial position as at 30 June 2011, 2010 and 2009; and – summary statements of cash flows for the years ended 30 June 2011, 2010 and 2009.

• A commentary that describes trends and movements in the New Telecom special purpose financial statements.

In preparing the New Telecom special purpose financial statements, management has made a number of assumptions and estimates in order to apportion historical revenues and expenses of Telecom to New Telecom. The New Telecom special purpose financial statements reflect the assets, liabilities and results of the business that is expected to be retained by New Telecom on Demerger as it was operated as part of Telecom. The New Telecom special purpose financial statements are based on assumptions and estimates and do not represent what the results of operations, cash flows or financial position of New Telecom would have been had Telecom never owned New Chorus for the years presented. See section 8.3.1 for more information about the basis of preparation of the New Telecom special purpose financial statements. Note 33 of the New Telecom special purpose financial statements contains a reconciliation to the Telecom Group audited general purpose financial statements.

164 Telecom 2011

New Telecom pro forma financial information

The New Telecom pro forma financial information presented in section 8.2 includes: – the unaudited pro forma condensed income statement (the ‘pro forma income statement’) for the year ended 30 June 2011; – the unaudited pro forma condensed statement of financial position (the ‘pro forma statement of financial position’) as at

30 June 2011;

– the unaudited pro forma condensed statement of cash flows (the ‘pro forma statement of cash flows’) for the year ended

30 June 2011; and

– other explanatory information, which includes a description of the key differences between the New Telecom special purpose financial statements and the New Telecom pro forma financial statements.

The adjustments in the New Telecom pro forma financial statements include additional assumptions and estimates to reflect events and transactions that are expected to occur after the period presented. The purpose of the New Telecom pro forma financial statements is to illustrate the estimated effect on the New Telecom special purpose financial statements as at and for the year ended 30 June 2011 of certain aspects of the Demerger as if it had occurred on 1 July 2010 for the income statement and statement of cash flows, or on 30 June 2011 for the statement of financial position.

The New Telecom pro forma financial statements do not represent what the results of operations, cash flows, or financial position of New Telecom may have been had it operated as a separate legal entity for the periods indicated, and does not project New Telecom’s results of operations, cash flows, or financial position in the future. Refer to section 8.2.3 for more information about the basis of preparation and presentation of the pro forma financial statements.

The New Telecom pro forma financial statements are not intended to and do not comply with Article 11 of Regulation S-X of the Rules and Regulations of the United States Securities and Exchange Commission in respect of pro forma financial information.

The Independent Accountants, KPMG, have reviewed the New Telecom pro forma financial statements presented in this section as stated in their Review Report included in section 8.2.1. The New Telecom pro forma financial statements should be read in conjunction with KPMG’s Review Report. KPMG’s work has been carried out in accordance with the Review Engagement Standards issued by the Institute of Chartered Accountants of New Zealand, which may vary from auditing or other standards and practices generally accepted in the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices of the United States of America. Readers should note and consider the comments in the Review Report regarding the scope and limitations of KPMG’s review.

Liquidity and capital resources of New Telecom

Section 8.4 contains a discussion of the liquidity position and capital resources of New Telecom, including its anticipated dividend policy, anticipated capital expenditure requirements and the financing arrangements that are likely to be in place following the Demerger.

Non-GAAP financial measures

New Telecom uses Earnings Before Interest, Taxation, Depreciation and Amortisation (‘EBITDA’) and adjusted EBITDA when discussing financial performance. These are non-GAAP financial measures and are not prepared in accordance with International Financial Reporting Standards (‘IFRS’). They are not uniformly defined or utilised by all companies in the telecommunications industry. Accordingly, these measures may not be comparable with similarly titled measures used by other companies. Non-GAAP financial measures should not be viewed in isolation, or considered a substitute for measures reported in accordance with IFRS. Management believes that these measures provide useful information as they are used internally to evaluate performance, analyse trends on cash-based expenses, establish operational goals and allocate resources.

New Telecom calculates EBITDA by adding back depreciation, amortisation, finance expense, share of associates’ profits/(losses) and taxation expense to net earnings less finance income. Adjusted EBITDA excludes significant one-off gains, expenses and impairments that are excluded from the result to provide an indication of underlying earnings. Management uses adjusted information to measure underlying trends of the business and monitor performance.

Management believes adjusted financial measures give a helpful view of results and facilitates comparisons from period to period on underlying trends and movements. A description of New Telecom’s pro forma adjusted EBITDA for the year ended 30 June 2011 is included in section 8.2.5.

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8. FINANCIAL INFORMATION FOR NEW TELECOM

8.2 New Telecom pro forma financial statements and commentary

8.2.1 Independent Accountants’ review report

KPMG

KPMG Centre Telephone +64 (9) 367 5800

18 Viaduct Harbour Avenue Fax +64 (9) 367 5875

P.O. Box 1584 Internet www.kpmg.com/nz

Auckland

New Zealand

The Directors and Proposed Directors The Directors and Proposed Directors

Telecom Corporation of New Zealand Limited Chorus Limited

Private Bag 92028 Private Bag 92028

Auckland, 1142 Auckland, 1142

26 August 2011

Dear Directors

Independent Accountants’ Report on the New Telecom Pro Forma Financial Statements Introduction

KPMG have been engaged by Telecom Corporation of New Zealand Limited and its subsidiaries (“Telecom” or “the Telecom Group”) to prepare this report for inclusion in the Scheme Booklet to be dated on or about 13 September 2011 (“Scheme Booklet”), and to be issued by Telecom, in respect of the proposed demerger of New Chorus from Telecom.

Expressions defined in the Scheme Booklet have the same meaning in this report.

Scope

KPMG have been requested to prepare a report covering the New Telecom pro forma financial statements described below and disclosed in the Scheme Booklet.

Review of New Telecom Pro Forma Financial Statements

We have reviewed the New Telecom pro forma financial statements in accordance with the Review Engagement Standards issued by the Institute of Chartered Accountants of New Zealand.

The New Telecom pro forma financial statements, as set out in sections 8.2.2, 8.2.3 and 8.2.4 of the Scheme Booklet, comprise the unaudited: • pro forma income statement for the year ended 30 June 2011; • pro forma statement of financial position as at 30 June 2011; • pro forma statement of cash flows for the year ended 30 June 2011; and • other explanatory information.

The New Telecom pro forma financial statements have been prepared in accordance with the basis of preparation set out in section 8.2.3 of the Scheme Booklet.

The New Telecom pro forma financial statements provide information about the past financial performance of New Telecom and its financial position for the year ended and as at 30 June 2011 respectively, adjusted to reflect the impact of the pro forma adjustments described in section 8.2.4 of the Scheme Booklet.

Directors’ responsibilities

The Directors of Telecom Corporation of New Zealand Limited are responsible for the preparation of the New Telecom pro forma financial statements in accordance with the basis of preparation set out in section 8.2.3 of the Scheme Booklet and for such internal control as the Directors determine is necessary to enable the preparation of New Telecom pro forma financial statements that are free from material misstatement whether due to fraud or error.

©2011 KPMG, a New Zealand partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

166 Telecom 2011

KPMG

Telecom Corporation of New Zealand Limited

Independent Accountants’ Report on the New Telecom

Pro Forma Financial Statements

Reviewers’ responsibilities

It is our responsibility to express an independent opinion on the New Telecom pro forma financial statements presented by the Directors and report our opinion to you.

Basis of opinion

A review is limited primarily to enquiries of company personnel and analytical review procedures applied to the financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review opinion

Based on our review, nothing has come to our attention that causes us to believe that the New Telecom pro forma financial statements as set out in sections 8.2.2, 8.2.3 and 8.2.4 of the Scheme Booklet which comprise the unaudited: • pro forma income statement for the year ended 30 June 2011; • pro forma statement of financial position as at 30 June 2011; • pro forma statement of cash flows for the year ended 30 June 2011; and • other explanatory information are not prepared, in all material respects, in accordance with the basis of preparation set out in section 8.2.3 of the Scheme Booklet.

Our review was completed on 26 August 2011 and our opinion is expressed as at that date.

For the avoidance of doubt, the financial data and commentary included in sections 8.2.5 and 8.2.6 of the Scheme Booklet do not form part of the New Telecom pro forma financial statements, and our review opinion does not extend to these sections, nor to any other section of the Scheme Booklet.

Emphasis of Matter

We draw attention to section 8.2.3 of the Scheme Booklet, which describes the basis of preparation. The New Telecom pro forma financial statements have been prepared to reflect the impact of the pro forma adjustments described in section 8.2.4 of the Scheme Booklet on the New Telecom special purpose financial statements included in section 13 of the Scheme Booklet. As a result, the New Telecom pro forma financial statements may not be suitable for another purpose.

The New Telecom pro forma financial statements do not purport to represent what the results of operations would actually have been had Telecom never owned New Chorus during the period indicated, or to project the results of operations for any future period.

Independence

KPMG are the auditors of the Telecom Group, and have also provided assurance services to the Telecom Group in relation to regulatory and other legislative requirements, including the structural separation of Telecom, and certain other assurance services. The firm, partners and employees of the firm also deal with Telecom on normal terms within the ordinary course of trading activities of the business of the Telecom Group. The firm has no interest in the outcome of the proposed scheme of arrangement, or any other relationship with, or interest in, the Telecom Group.

General advice warning

This report has been prepared, and included in the Scheme Booklet, to provide investors with general information only and does not take into account the objectives, financial situation or needs of any specific investor. It is not intended to take the place of professional advice and investors should not make specific investment decisions in reliance on the information contained in this report. Before acting or relying on any information, an investor should consider whether it is appropriate for their circumstances having regard to their objectives, financial situation or needs.

Yours faithfully

KPMG

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8. FINANCIAL INFORMATION FOR NEW TELECOM

8.2.2 Pro forma financial statements

New Telecom unaudited condensed pro forma income statement

For the year ended 30 June 2011

PRO FORMA ADJUSTMENTS (UNAUDITED)

ASSUMES DEMERGER OCCURRED ON 1 JULY 2010 SPECIAL PURPOSE ASSET AND PRO FORMA

FINANCIAL LIABILITY FINANCIAL

STATEMENTS CAPITAL SEPARATION NEW PRODUCTS STATEMENTS

(AUDITED) STRUCTURE ARRANGEMENTS AND SERVICES (UNAUDITED)

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS) NZ$M NZ$M NZ$M NZ$M NZ$M

Operating revenues and other gains 4,974 - - 97 5,071

Operating expenses (4,122) - (70) 6 (4,186)

Earnings before interest, taxation,

depreciation and amortisation 852 - (70) 103 885

Depreciation and amortisation (784) - 70 7 (707)

Earnings before interest and taxation 68 - - 110 178

Finance income 15 - - 16 31

Finance expense (203) 140 - (6) (69)

Share of associates’ net profits 1 - - - 1

Net earnings before income tax (119) 140 - 120 141

Income tax expense 9 (42) - (36) (69)

Net earnings for the year (110) 98 - 84 72

Net earnings for the year is attributable to:

Equity holders of the company (112) 98 - 84 70

Non-controlling interests 2 - - - 2

Earnings/(loss) per share

(in New Zealand dollars) (0.06) 0.04

Weighted average number of ordinary shares

outstanding (in millions) 1,924

Section 8.2.3 ‘Basis of preparation and presentation of pro-forma financial statements’ and section 8.2.4 ‘Explanation of the unaudited pro forma adjustments’ are an integral part of these unaudited pro-forma financial statements

168 Telecom 2011

## New Telecom unaudited condensed pro forma statement of financial position

As at 30 June 2011

| ASSUMES DEMERGER OCCURRED ON 30 JUNE 2011 (DOLLARS IN MILLIONS) | SPECIAL PURPOSE FINANCIAL STATEMENTS (AUDITED) NZ$M | PRO FORMA ADJUSTMENTS (UNAUDITED) CAPITAL STRUCTURE NZ$M | ASSET AND LIABILITY SEPARATION ARRANGEMENTS NZ$M | NEW PRODUCTS AND SERVICES NZ$M | PRO FORMA FINANCIAL STATEMENTS (UNAUDITED) NZ$M |
|---|---|---|---|---|---|
| **Current assets:** | | | | | |
| Cash | 324 | – | – | – | 324 |
| Collateral funds | 110 | (110) | – | – | – |
| Receivables, prepayments, inventories and short-term derivative assets | 744 | – | 14 | 9 | 767 |
| **Total current assets** | 1,178 | (110) | 14 | 9 | 1,091 |
| **Non-current assets:** | | | | | |
| Long-term investments | 125 | – | – | – | 125 |
| Long-term receivables and derivative assets | 84 | (40) | – | 97 | 141 |
| Property, plant and equipment and intangibles | 2,905 | – | (197) | (32) | 2,676 |
| **Total non-current assets** | 3,114 | (40) | (197) | 65 | 2,942 |
| **Total assets** | **4,292** | **(150)** | **(183)** | **74** | **4,033** |
| **Current liabilities:** | | | | | |
| Accounts payable, accruals, provisions, short-term derivative liabilities and taxation payable | 1,340 | (348) | 14 | – | 1,006 |
| Debt due within one year | 397 | 143 | – | – | 540 |
| **Total current liabilities** | 1,737 | (205) | 14 | – | 1,546 |
| **Non-current liabilities:** | | | | | |
| Deferred tax liability | 100 | – | (25) | 21 | 96 |
| Long-term derivative liabilities | 330 | (325) | – | – | 5 |
| Long-term payables and provisions | 35 | – | – | – | 35 |
| Long-term debt | 1,700 | (1,162) | – | – | 538 |
| **Total non-current liabilities** | 2,165 | (1,487) | (25) | 21 | 674 |
| **Total liabilities** | **3,902** | **(1,692)** | **(11)** | **21** | **2,220** |
| **Total invested capital** | **390** | **1,542** | **(172)** | **53** | **1,813** |
| **Total liabilities and invested capital** | **4,292** | **(150)** | **(183)** | **74** | **4,033** |

Section 8.2.3 'Basis of preparation and presentation of pro forma financial statements' and section 8.2.4 'Explanation of the unaudited pro forma adjustments' are an integral part of these unaudited pro forma financial statements

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8. FINANCIAL INFORMATION FOR NEW TELECOM

New Telecom unaudited condensed pro forma statement of cash flows

For the year ended 30 June 2011

PRO FORMA ADJUSTMENTS (UNAUDITED)

ASSUMES DEMERGER OCCURRED ON 1 JULY 2010 SPECIAL PURPOSE ASSET AND PRO FORMA

FINANCIAL LIABILITY FINANCIAL

STATEMENTS CAPITAL SEPARATION NEW PRODUCTS STATEMENTS

(AUDITED) STRUCTURE ARRANGEMENTS AND SERVICES (UNAUDITED)

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M

Cash flows from operating activities:

Cash was provided from/(applied to):

Cash received from customers 4,841 - - 95 4,936

Interest income 15 - - 9 24

Dividend income 71 - - - 71

Payments to suppliers and employees (3,136) - - (809) (3,945)

Income tax paid (19) (28) - (24) (71)

Interest paid (197) 140 - - (57)

Cash flows from operating activities 1,575 112 - (729) 958

Cash flows from investing activities:

Sale of property and plant and equipment 3 - - - 3

Sale of business 76 - - - 76

Sales of and proceeds from long-term investments 107 - - - 107

Purchases of property, plant and equipment

and intangibles (632) - 55 - (577)

Capitalised interest paid (16) - - - (16)

Cash flows from investing activities (462) - 55 - (407)

Cash flows from financing activities:

Proceeds from/repayment of short-term debt (86) - - - (86)

Settlement of derivatives (11) - - - (11)

Increase in collateral funds (89) - - - (89)

Net payments on finance leases - - - (1) (1)

Repayment of long-term debt (21) - - - (21)

Movement in invested capital (599) - - 599 -

Dividends paid (313) - - - (313)

Cash flows from financing activities (1,119) - - 598 (521)

Net cash flow (6) 112 55 (131) 30

Section 8.2.3 ‘Basis of preparation and presentation of pro-forma financial statements’ and section 8.2.4 ‘Explanation of the unaudited pro forma adjustments’ are an integral part of these unaudited pro-forma financial statements

170 Telecom 2011

8.2.3 Basis of preparation and presentation of pro forma financial statements

The New Telecom pro forma financial statements have been derived from the New Telecom special purpose financial statements included in section 13 of this Booklet. In order to understand the information contained in the New Telecom pro forma financial statements, it is important to understand the basis of preparation of the New Telecom special purpose financial statements, including the estimates and assumptions and limitations described in section 8.3.1 and note 1 of the New Telecom special purpose financial statements.

The New Telecom pro forma financial statements have been prepared consistently with the accounting policies used in the preparation of the New Telecom special purpose financial statements as described in note 1 to the special purpose financial statements in section 13. The New Zealand equivalents to International Financial Reporting Standards (‘NZ IFRS’) and International Financial Reporting Standards (‘IFRS’) do not currently include standards for the preparation and reporting of pro forma financial information. The New Telecom pro forma financial statements are not intended to and do not comply with NZ IFRS, IFRS, or Article 11 of Regulation S-X of the Rules and Regulations of the United States Securities and Exchange Commission in respect of pro forma financial information.

The New Telecom pro forma financial statements include the impact of certain adjustments to the New Telecom special purpose financial statements. These adjustments reflect the following steps, which represent assumptions regarding certain transactions that will be directly attributable to the Demerger (‘the Demerger steps’): (1) Telecom will subscribe for New Chorus shares.

(2) Certain assets and liabilities will be transferred from Telecom to New Chorus.

(3) Telecom is expected to make a pro rata distribution to Eligible Shareholders, entitling Eligible Shareholders to one ordinary Chorus Share for every five ordinary shares in Telecom.

(4) New Telecom is expected to issue additional commercial paper. (5) All tranches of Telecom’s Euro Medium Term Notes (‘EMTN’) are assumed to be redeemed early on Demerger.

(6) Changes to existing terms of trade and settlement arrangements as agreed between New Chorus and New Telecom which will come into effect following the Demerger.

The New Telecom pro forma income statement and New Telecom pro forma statement of cash flows for the year ended 30 June 2011 have been prepared as if the Demerger occurred on 1 July 2010. They present the financial performance and cash flows of New Telecom as it operated as part of Telecom, and they do not represent the financial performance and cash flows that may have occurred had Telecom not owned New Chorus during the period presented, for reasons including:

• New Telecom pro forma financial statements include the residual amount of Telecom’s corporate expenses after allocations to New Chorus of certain corporate expenses incurred by Telecom which are attributable to New Chorus, the amounts of which are likely to have been different had Telecom not owned New Chorus;

• the New Telecom pro forma income statement and pro forma statement of cash flows only include transactions that have a continuing impact;

• the New Telecom pro forma financial statements may not reflect the strategies or operations Telecom may have followed or undertaken had Telecom not owned New Chorus;

• New Telecom may have been exposed to different financial and business risks had Telecom not owned New Chorus; and

• different commercial arrangements may have been in place with customers, vendors and other counterparties had Telecom not owned New Chorus.

The pro forma statement of financial position as of 30 June 2011 has been prepared as if the Demerger occurred on 30 June 2011. It has been prepared in order to give Telecom Shareholders an indication of New Telecom’s pro forma statement of financial position incorporating the Demerger steps noted above and does not attempt to represent the actual financial position of New Telecom on Demerger, for reasons including:

• New Telecom may have had a different capital structure had

Telecom not owned New Chorus;

• Market conditions at the time of Demerger may impact drawings under the Commercial Paper Programme, or Stand-by Facility and therefore the components of New Telecom net debt may differ; and

• The New Telecom pro forma statement of financial position has been created using balances as at 30 June 2011, however the actual New Telecom statement of financial position on Demerger will reflect balances at the date of Demerger.

The adjustments have been made to show the effect of the Demerger by reflecting the Demerger steps in the pro forma income statement, pro forma statement of cash flows and pro forma statement of financial position. No pro forma statement of comprehensive income or pro forma statement of changes in equity have been presented as there are no adjustments to these statements that have a continuing impact other than those reflected in the pro forma income statement.

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8. FINANCIAL INFORMATION FOR NEW TELECOM

### 8.2.4 Explanation of unaudited pro forma adjustments

The principal unaudited pro forma adjustments that have been reflected in the New Telecom pro forma financial statements are as follows:

**1. Capital structure**

These adjustments reflect the changes to New Telecom's debt facilities regarding certain transactions that are assumed to occur as a result of the Demerger, as follows:

- The redemption of EMTN debt and the close out of associated derivatives;
- The reduction in cash posted as collateral funds as a result of closing out derivatives relating to debt;
- The issue of commercial paper by New Telecom; and
- The receipt of net proceeds as a result of the transfer of assets to New Chorus.

These adjustments reflect one scenario that may arise as a result of the Demerger. The composition of New Telecom's debt facilities on Demerger depend on the outcome of a series of transactions with multiple groups of bondholders, the outcome of which is not known as of the date of this Booklet. Section 8.4.4 contains more information regarding the process for dealing with Telecom's existing debt.

These assumptions result in the following changes to finance expense and interest paid for FY11:

| (DOLLARS IN MILLIONS) | STATEMENT OF FINANCIAL POSITION ADJUSTMENT NZ$M | ASSUMED EFFECTIVE INTEREST RATE % | CHANGE IN FY11 FINANCE EXPENSE NZ$M | SENSITIVITY TO A 75BP MOVEMENT IN INTEREST RATES NZ$M |
|---|---|---|---|---|
| EMTN redeemed at hedged rates | (1,996) | 7.74 | (155) | NA |
| Derivatives MTM and accrued interest | (100) | NA | NA | NA |
| Commercial paper issued | 444 | 3.49 | 15 | 3 |
| Collateral funds returned | 110 | 0.20 | – | NA |
| | **(1,542)** | | **(140)** | **3** |

The interest rate on the commercial paper is the 3 month NZ Bank Bill Reference Rate ('BKBM') over the year ended 30 June 2011 plus a margin. The actual interest expense will be dependent on market conditions at the time of issue. The interest rate on the EMTN repurchased is the effective interest rate on the EMTN after incorporating the effect of derivative financial instruments hedging both interest rates and foreign exchange for the year ended 30 June 2011.

New Telecom's special purpose financial statements include Telebonds and commercial paper issued by Telecom as a liability of New Telecom. The Commercial Paper Programme and Telebonds are established under the same trust deed. The Telebond holders and Commercial Paper Programme holders will be requested to approve a resolution directing the trustee of the Telebonds and Commercial Paper Programme to approve the terms of the Demerger. The pro forma financial statements are prepared on the basis that the Telebond and Commercial Paper Programme holders approve the resolution.

Depending on conditions existing at the time of Demerger, New Telecom may draw under its existing Standby Facility instead of the Commercial Paper Programme. Any interest rate payable under the Standby Facility is not likely to be materially different from the interest rate payable on commercial paper.

New Telecom's pro forma statement of financial position is prepared on the basis that all tranches of EMTN are redeemed at market rates as at 30 June 2011. Funds to enable the redemption are predominantly received from New Chorus in consideration for the assets and liabilities transferred.

Telecom and New Chorus have made an exchange offer offering New Chorus GBP EMTN in exchange for the existing series of Telecom GBP EMTN. The actual amount of any EMTN redeemed (and the associated costs payable) is dependent on the preferences of individual bondholders.

**2. Asset and liability separation arrangements**

These adjustments reflect aspects of the separation arrangements in the draft overview of the Asset Allocation Plan published under section 37 of the Telecommunications Amendment Act ('Asset Allocation Plan') that have not already been reflected in the New Telecom and New Chorus special purpose financial statements. Under the Asset Allocation Plan, these arrangements include the net transfer of legal ownership of property, plant and equipment and intangible assets from New Telecom to New Chorus, the reduction of deferred tax liabilities associated with these assets and the retention by New Telecom of net working capital. The pro forma income statement has been adjusted to reflect the reclassification of depreciation and amortisation on the property, plant and equipment and intangible assets that New Chorus is expected to own on Demerger as if legal ownership had transferred on 1 July 2010.

172 Telecom 2011

3. New products and services

These adjustments reflect the impact of implementing new products, services and the associated terms of trade between New Telecom and New Chorus that will be in effect following Demerger had such terms been in place from 1 July 2010. The New Telecom special purpose financial statements were prepared using the products, services and associated terms of trades that were provided historically between New Telecom and New Chorus. These differ from those that are expected to apply between New Telecom and New Chorus after Demerger. Details of the products and services to be provided between New Telecom and New Chorus after Demerger are included in section 10. The key changes are summarised as follows:

• Access and Layer 2 related products and services provided by

New Chorus to New Telecom have been redefined and re-priced. These products and services consist of both regulated (price and/or non price terms) and non-regulated products and services. The regulated products and services are expected to be provided in accordance with the relevant telecommunications legislation and Commerce Commission determinations, the non-regulated products and services will be provided in accordance with the new commercial arrangements agreed between New Telecom and New Chorus;

• New lease/licence arrangements in relation to network electronics and exchange buildings owned by both New Telecom and New Chorus (‘Network Asset Arrangements’ see section 10.2.3 and 10.2.4) will take effect. On Demerger New Telecom will own 30 exchanges and New Chorus will own 602 exchanges. New Telecom and New Chorus both require space in the majority of these exchanges and have entered into lease/licence arrangements to secure space necessary to meet their own business requirements. These long-term arrangements are generally accounted for as finance leases which results in the recognition of property, plant and equipment on a different basis to legal title; and

• Services in connection with shared systems owned by both New Telecom and New Chorus have been reconfigured. Following Demerger New Telecom and New Chorus usage of shared systems will be re-charged on a cost recovery basis.

The new terms of trade between New Chorus and New Telecom will result in cash payments and receipts between New Chorus and New Telecom the month following the provision of the relevant products and services. The new terms of trade have been applied as if the Demerger occurred on 1 July 2010, and as a result the cash flow presented includes eleven months of payments and receipts between New Chorus and New Telecom.

4. Taxation

This adjustment represents the estimated income tax effects of the pro forma adjustments. The income tax rate applied to the pro forma income statement and pro forma statement of cash flows is the 2011 corporate tax rate of 30%. The calculation of cash tax paid assumes that New Telecom pays provisional tax as it falls due. The deferred tax in the pro forma statement of financial position is calculated at 28% as this will be the tax rate for the periods over which the deferred tax is expected to reverse.

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## 8.2.5 Pro forma EBITDA and adjusted EBITDA

New Telecom's pro forma EBITDA and pro forma adjusted EBITDA are shown below. Adjustments to remove the impact of the following one-off gains and costs have been applied to determine adjusted EBITDA:

- The consumer division of AAPT's operations was sold to iiNet for A$60 million. This sale resulted in a one-off gain on sale of NZ$18 million;
- Costs of NZ$23 million were incurred in relation to Telecom's UFB proposal;
- One-off costs of NZ$20 million were recognised in relation to the Canterbury earthquakes; and
- Impairment charges of NZ$215 million were recognised on copper-based regulatory assets due to the combined effect of the move to a fibre-oriented world and regulatory developments.

A reconciliation of the New Telecom pro forma EBITDA and adjusted EBITDA to the New Telecom special purpose income statement for the year ended 30 June 2011 is shown below:

| YEAR ENDED 30 JUNE 2011<br>(DOLLARS IN MILLIONS) | SPECIAL PURPOSE FINANCIAL STATEMENTS (AUDITED) NZ$M | PRO FORMA ADJUSTMENTS (UNAUDITED) NZ$M | PRO FORMA (UNAUDITED) NZ$M | % CHANGE |
|---|---|---|---|---|
| Net earnings | (110) | 182 | 72 | 165.5 |
| Add: depreciation and amortisation | 784 | (77) | 707 | (9.8) |
| Less: finance income | (15) | (16) | (31) | 106.7 |
| Add: finance expense | 203 | (134) | 69 | (66.0) |
| Add: taxation expense | (9) | 78 | 69 | 866.7 |
| Add: share of associate's net profits/(losses) | (1) | – | (1) | – |
| **EBITDA** | **852** | **33** | **885** | **3.9** |
| Less: gain on sale | (18) | – | (18) | – |
| Add: UFB costs | 23 | – | 23 | – |
| Add: asset impairments | 215 | – | 215 | – |
| Add: natural disaster costs | 20 | – | 20 | – |
| **Adjusted EBITDA** | **1,092** | **33** | **1,125** | **3.0** |
| | | | | |
| **Adjusted EBITDA by business unit:** | | | | |
| Retail | 493 | (3) | 490 | (0.6) |
| Gen-i | 237 | (8) | 229 | (3.4) |
| International and Wholesale | 149 | 25 | 174 | 16.8 |
| AAPT | 90 | – | 90 | – |
| Corporate and T&SS | 123 | 19 | 142 | 15.4 |
| **Adjusted EBITDA** | **1,092** | **33** | **1,125** | **3.0** |

174 Telecom 2011

8.2.6 Pro forma financial statements commentary

Demerger Accounting

The Demerger will likely result in a large one-off (non-cash) gain, or loss for New Telecom in FY12, calculated as the difference between the market value of New Chorus shares and the book value of the net assets transferred. The market value of the New Chorus shares will not be known until they begin trading, which will be around Demerger date. The New Telecom pro forma income statement does not include this gain, or loss as the amount is unknown and will not have a continuing impact.

Pro forma income statement commentary

The commentary below explains the effect of the pro forma adjustments on New Telecom’s financial statements, compared to the results reflected in the New Telecom special purpose financial statements as at and for the year ended 30 June 2011.

Operating revenues

Pro forma operating revenues are NZ$97 million higher than those shown in the New Telecom special purpose income statement as a result of incorporating the new products and services that New Telecom will sell to New Chorus from Demerger. The key impacts on New Telecom’s revenue include revenue from transitional service arrangements and shared system arrangements. These services were previously provided by New Telecom’s Technology and Shared Services (‘T&SS’) business unit on a cost recovery basis. In the New Telecom special purpose financial statements there was no revenue derived by New Telecom for providing these services, the costs were allocated to New Chorus directly and the associated cost recovery was deducted from New Telecom’s operating expenses.

Operating expenses

Pro forma operating expenses are NZ$64 million higher than those shown in the New Telecom special purpose income statement as a result of incorporating the new products and services that New Telecom will purchase from New Chorus from Demerger. The key impacts include:

• An increase in expenses due to New Telecom no longer allocating costs to New Chorus associated with certain network and intangible assets it directly owned that were used by New Chorus. Previously New Telecom allocated the depreciation and other costs associated with these assets to New Chorus. This increase in New Telecom’s operating expenses has been offset by a decrease in depreciation as a result of no longer owning these assets;

• A decrease in expenses due to the replacement of certain legacy regulated products and services relating to both circuits and co-location services now combined into a new service (‘Baseband’) at the same price as averaged UCLL. For more information on this new product, see section 10;

• A decrease in expenses due to New Chorus no longer providing a specific co-location product to New Telecom. They are now incorporated under the Network Assets Arrangements, see section 10 for further details. These Network Asset Arrangements will be generally accounted for as finance leases as opposed to the revenue and expense previously recorded. When New Telecom uses space in New Chorus exchanges under the new Network Asset Arrangements, New Telecom will recognise the portion of the buildings covered by the arrangement and a payable for the present value of the future payments under the lease. Payments to New Chorus are treated as reductions in the payable to New Chorus and finance expense; and

• An increase in expenses due to New Telecom purchasing some products and services from New Chorus which were historically provided by T&SS.

Depreciation, financing and taxation

Pro forma depreciation and amortisation expense is NZ$77 million lower than that shown in the New Telecom special purpose financial statements. This is predominantly due to the net decrease in property, plant and equipment and intangible assets transferred to New Chorus from New Telecom, as well as a net increase in depreciation on assets recognised under the Network Asset Arrangements.

Pro forma finance income is NZ$16 million higher than that shown in the New Telecom special purpose financial statements due to finance income recognised on the Network Asset Arrangements on New Telecom buildings and telecommunications equipment and plant leased to New Chorus under the Network Asset Arrangements and accounted for as finance leases.

Pro forma finance expense is net NZ$134 million lower than that shown in the New Telecom special purpose financial statements reflecting interest that would be no longer payable on Telecom’s EMTN due to their redemption, which is partially offset by an increase in interest expense on commercial paper issued. The remaining increase is due to interest expense recognised on Network Asset Arrangements for buildings New Telecom leases from New Chorus.

Pro forma income tax expense has been calculated to reflect the statutory taxation rate of 30% which has been applied to all pro forma income statement adjustments and has resulted in an increase of NZ$78 million compared to that shown in the New Telecom special purpose financial statements.

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## Pro forma statement of financial position commentary

### Current assets

Collateral funds are NZ$110 million lower than those shown in the New Telecom special purpose financial statements reflecting that cash will no longer be required as collateral to support the valuation of derivatives hedging the redeemed GBP EMTN. For the purposes of the pro forma financial statements, it has been assumed that the cash will be utilised in the redemption of all EMTN and the close out of the associated derivatives.

Receivables, prepayments, inventories and short-term derivative assets are NZ$23 million higher than that shown in the New Telecom special purpose financial statements, due to:

- NZ$14 million of certain receivables, prepayments, inventories and short-term derivative assets which will remain with New Telecom on Demerger, but are included in the New Chorus special purpose financial statements. This is in accordance with the Asset Allocation Plan.
- NZ$9 million associated with the recognition of short-term finance lease net receivables from entering the Network Asset Arrangements with New Chorus.

### Non-current assets

Long-term receivables and derivative assets have increased by NZ$57 million, compared to those shown in the New Telecom special purpose financial statements due to the recognition of a long-term net receivable from entering into the Network Asset Arrangements with New Chorus and the close out of derivatives relating to the CHF EMTN.

The following table details the pro forma adjustments to property, plant and equipment and intangible assets:

| 30 JUNE 2011 (DOLLARS IN MILLIONS) | SPECIAL PURPOSE FINANCIAL STATEMENTS (AUDITED) NZ$M | LESS ASSETS TRANSFERRED OUT TO NEW CHORUS NZ$M | ADD IMPACT OF FINANCE LEASES FROM NEW CHORUS NZ$M | LESS IMPACT OF FINANCE LEASES TO NEW CHORUS NZ$M | PRO FORMA (UNAUDITED) NZ$M |
|---|---|---|---|---|---|
| Intangible assets | 974 | (107) | – | – | 867 |
| Telecommunications equipment and plant | 1,368 | (85) | – | (16) | 1,267 |
| Freehold land | 64 | (1) | – | – | 63 |
| Buildings | 218 | 1 | 42 | (58) | 203 |
| Other assets and work in progress | 281 | (5) | – | – | 276 |
| **Total** | **2,905** | **(197)** | **42** | **(74)** | **2,676** |

176

Telecom 2011

The pro forma adjustments to property, plant and equipment and intangible assets reflect the asset and liability transfers and Network Asset Arrangements that will be effective from Demerger.

The pro forma statement of financial position includes a net reduction in property, plant and equipment and intangibles of NZ$197 million compared to that shown in the New Telecom special purpose financial statements to reflect net assets that will be transferred from New Telecom to New Chorus per the Asset Allocation Plan.

In addition, property, plant and equipment and intangible assets in the pro forma statement of financial position includes an increase of NZ$42 million reflecting New Chorus buildings which will be leased under the Network Asset Arrangements to New Telecom and the resulting recognition of these assets, and a decrease of NZ$74 million for telecommunications equipment, plant and buildings, reflecting those assets legally owned by New Telecom that will be leased to New Chorus as per the Network Asset Arrangements.

Current liabilities

Pro forma accounts payable, accruals, provisions and short-term derivative liabilities are NZ$334 million lower than those shown in the New Telecom special purpose financial statements, due to:

• a NZ$348 million decrease predominantly due to the close-out of short term derivative liabilities relating to the USD EMTN offset by:

• a NZ$14 million increase due to balances allocated to New Chorus in the special purpose financial statements that will not transfer to New Chorus on Demerger as per the Asset Allocation Plan and will remain in New Telecom.

The net increase of NZ$143 million to debt due within one year reflects the issuance of Commercial Paper partly offset by the redemption of the USD EMTN.

Non-current liabilities

Pro forma deferred tax liabilities are net NZ$4 million lower than those shown in the New Telecom special purpose financial statements as a result of the deferred tax effect on property, plant and equipment and intangible assets transferred from New Telecom to New Chorus and the net impact of the Network Asset Arrangements.

Pro forma long-term derivative liabilities are NZ$325 million lower than those shown in the New Telecom special purpose financial statements due to the close out of the derivatives hedging the GBP/CAD/CHF EMTN. Pro forma long-term debt is NZ$1,162 million lower than that shown in the New Telecom special purpose financial statements due to of the redemption of GBP/CAD/CHF EMTN.

Pro forma statement of cash flows commentary Cash flows from operating activities

Pro forma cash received from customers is NZ$95 million higher than that shown in the New Telecom special purpose financial statements, reflecting the settlement in cash of sales of products and services by New Telecom to New Chorus. In the New Telecom special purpose financial statements outstanding balances between Chorus and Telecom were not settled in cash.

Pro forma net interest income is NZ$9 million higher than that shown in the New Telecom special purpose financial statements reflecting interest income on the Network Asset Arrangements with New Chorus. Pro forma payments to suppliers and employees is NZ$809 million higher than that shown in the New Telecom special purpose financial statements, reflecting that purchases of products and services by New Telecom from New Chorus will now be settled in cash.

Pro forma tax paid is NZ$52 million higher than that shown in the New Telecom special purpose financial statements due to the increase in the New Telecom pro forma net earnings before income tax. Pro forma interest paid is NZ$140 million lower than that shown in the New Telecom special purpose financial statements, reflecting the reduction in interest from redeeming all of the Telecom EMTN, partially offset by an increase in interest on commercial paper issued.

Cash flows from investing activities

Pro forma purchases of property, plant and equipment and intangibles is NZ$55 million lower than that shown in the New Telecom special purpose financial statements, reflecting property, plant and equipment and intangible assets transferred to New Chorus from New Telecom in line with the Asset Allocation Plan.

Cash flows from financing activities

Pro forma invested capital is nil compared to NZ$599 million in the New Telecom special purpose financial statements, reflecting that transactions between New Telecom and New Chorus will now be settled in cash.

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8.3 New Telecom special purpose financial statements commentary

8.3.1 Basis of preparation and presentation of special purpose financial statements

These special purpose financial statements of New Telecom Group comprise the special purpose statements of financial position as at

30 June 2011, 2010 and 2009 and the related special purpose income statements and special purpose statements of comprehensive income, changes in equity and cash flows for the years then ended, together with a summary of significant accounting policies and other explanatory information. The New Telecom special purpose financial statements are in section 13.

The New Telecom special purpose financial statements represent the financial record of the business that is expected to be held by New Telecom on Demerger. The New Telecom special purpose financial statements were extracted from the audited general purpose financial statements of the Telecom Group prepared in accordance with New Zealand equivalents to International Financial Reporting Standards (‘NZ IFRS’) and International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board for the years ended 30 June 2011, 2010 and 2009.

NZ IFRS and IFRS does not provide for the preparation of extracted financial information. Accordingly, the New Telecom special purpose financial statements in this document are not intended to and do not comply with NZ IFRS or IFRS. The New Telecom special purpose financial statements have been prepared using the recognition and measurement principles of IFRS except for the allocation and disclosure matters described below.

Allocation principles applied

In preparing the New Telecom special purpose financial statements, accounting policies, accounting estimates and valuation judgements which formed the basis of preparation of the audited general purpose financial statements of the Telecom Group have been applied, and no adjustments have been made to the historical record as presented in those financial statements. No adjustments have been made for subsequent events that have occurred post the original date of issue of the Telecom Group audited general purpose financial statements. Where transactions or balances are not accounted for within those financial statements in a manner which clearly attributes them to New Telecom, an amount has been allocated to New Telecom as outlined below. The application of these principles involves the use of estimates and judgements.

The following allocation principles have been applied in preparing the New Telecom special purpose financial statements:

• Trading with New Chorus that was previously regarded as internal to the Telecom Group and eliminated on consolidation of the Telecom Group (for example sales by New Telecom to New Chorus and costs recharged by New Telecom to New Chorus) has been reclassified as external and disclosed as related party transactions.

• Trading with external counterparties recorded by Telecom on behalf of New Chorus (for example GST, payroll and certain common suppliers) has been reclassified as third party transactions of New Chorus and excluded from these special purpose financial statements.

• Telecom Group operates a central cash account, and cash flows relating to centrally settled income and expenditure are allocated to New Telecom to the extent that the related transactions and balances are not allocated to New Chorus. No cash flows are allocated to New Telecom in respect of transactions between New Telecom and New Chorus which are not settled in cash.

• The New Telecom tax expense is the balance of the Telecom Group tax expense that has not been allocated to New Chorus. Tax expense has been allocated to New Chorus to reflect the proportion of the overall Telecom Group tax expense attributable to New Chorus, recomputed on the basis of the results of New Chorus.

• All of Telecom Group’s external debt, and the derivatives, finance costs and cash flows associated with that debt have been allocated to New Telecom.

• Assets of the Telecom Group not historically accounted for in a manner which clearly attributes the asset to either New Telecom or New Chorus have been allocated to New Telecom. To the extent that New Chorus utilises an asset of this nature, an expense has been allocated to New Chorus on the basis of its usage of the asset.

178 Telecom 2011

## 8.3.2 Summary New Telecom special purpose income statement commentary

Set out below are New Telecom's summary special purpose income statements for the years ended 30 June 2011 ('FY11'), 30 June 2010 ('FY10') and 30 June 2009 ('FY09').

| YEAR ENDED 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M | 2011/2010 % CHANGE | 2010/2009 % CHANGE |
|---|---|---|---|---|---|
| Operating revenues | | | | | |
| Local service | 955 | 1,004 | 1,039 | (4.9) | (3.4) |
| Calling | 928 | 1,003 | 1,239 | (7.5) | (19.0) |
| Interconnection | 195 | 178 | 177 | 9.6 | 0.6 |
| Mobile | 825 | 826 | 822 | (0.1) | 0.5 |
| Data | 575 | 626 | 634 | (8.1) | (1.3) |
| Broadband and internet | 487 | 511 | 535 | (4.7) | (4.5) |
| IT services | 561 | 486 | 516 | 15.4 | (5.8) |
| Resale | 235 | 278 | 337 | (15.5) | (17.5) |
| Other operating revenues | 168 | 211 | 231 | (20.4) | (8.7) |
| Other gains | 45 | 27 | 12 | 66.7 | 125.0 |
| **Total operating revenues** | **4,974** | **5,150** | **5,542** | **(3.4)** | **(7.1)** |
| Operating expenses | | | | | |
| Labour | (826) | (850) | (868) | (2.8) | (2.1) |
| Intercarrier costs | (1,556) | (1,592) | (1,847) | (2.3) | (13.8) |
| Other operating expenses | (1,482) | (1,689) | (1,846) | (12.3) | (8.5) |
| Other expenses | (43) | – | – | NM | – |
| Asset impairments | (215) | – | (101) | NM | (100.0) |
| **Total operating expenses** | **(4,122)** | **(4,131)** | **(4,662)** | **(0.2)** | **(11.4)** |
| **EBITDA** | **852** | **1,019** | **880** | **(16.4)** | **15.8** |
| Depreciation and amortisation | (784) | (824) | (726) | (4.9) | 13.5 |
| **EBIT** | **68** | **195** | **154** | **(65.1)** | **26.6** |
| Net financing costs | (188) | (180) | (201) | 4.4 | (10.4) |
| Share of associates' net profit/(losses) | 1 | 1 | (1) | – | (200.0) |
| **Net (loss)/earnings before income tax** | **(119)** | **16** | **(48)** | **(843.8)** | **(133.3)** |
| Income tax credit | 9 | 3 | 22 | 200.0 | (86.4) |
| **Net (loss)/earnings for the year** | **(110)** | **19** | **(26)** | **(678.9)** | **(173.1)** |

### Overview

New Telecom will remain New Zealand's largest provider of telecommunication and IT services, by revenue, customers and assets. New Telecom will be subject to less of the current Telecom-specific regulation and will therefore compete on an equal regulatory footing with its market peers. At Demerger date, New Telecom will have the largest retail broadband customer base in New Zealand and will remain the second largest mobile provider in New Zealand. Initially, New Telecom will be New Chorus' largest customer and is likely to remain so for the foreseeable future.

### Operating revenues

New Telecom earns revenue primarily by providing retail and wholesale customers mass market products, services and support to the New Zealand residential and small and medium sized enterprise market, as well as innovative ICT and cloud based solutions to large corporate and Government customers across New Zealand and Australia. As a full service provider these services include fixed line calling, access products, mobile voice, SMS, content and data, integrated IT and telecommunications solutions.

New Telecom divides its operating revenues into the following categories:

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- Local service revenue, which is the revenue New Telecom earns from providing line rental, connections, wiring and installations to residential and business customers.
- Calling revenue, which is the revenue from providing fixed line and mobile national, international calling and calling card services to residential and business customers.
- Interconnection revenue, which is the revenue received from fixed line and mobile calls from other networks terminating on the New Telecom networks.
- Mobile revenue, which is the revenue received from mobile access, roaming, data, SMS and other value added services.
- Data revenue, which principally consists of revenue from products such as Integrated Services Digital Network ('ISDN'), international leased data and megalink.
- Broadband and internet revenue, which primarily consists of revenue from Unbundled Bitstream Access ('UBA'), legacy broadband and internet access products.
- IT services revenue, which primarily consists of managed services, business solutions, procurement and other professional services relating to Gen-i.
- Other revenue, which primarily consists of revenue from equipment sales, dividends and other income.

During the period covered by the New Telecom special purpose financial statements, New Telecom was the largest customer of New Chorus. New Telecom comprised 85.2%, 87.9% and 90.0% of New Chorus total revenues for FY11, FY10 and FY09 respectively.

The local access and calling revenue lines are historically a high margin market in slow decline as over time usage increasingly moves to Voice over Internet Protocol ('VoIP') and mobile services. New Telecom has the highest market share in New Zealand access and calling revenue and will maintain a strong position by leveraging its operational scale and ability to offer total communication solutions through bundling and converged offers.

The fixed broadband market potential for growth is slowing as it reaches maturity. The majority of new customers are lower value late adopters and New Telecom will focus its acquisition programmes selectively. The focus will be on retention of its existing high value customers through broadband centric customer bundles and a customer service led new high speed internet enabled service.

IT services revenue derives primarily from Gen-i, where hosted application management and hosting infrastructure service are key focuses for growth and a critical stepping stone in the delivery of new cloud based computing services.

The volume of mobile voice minutes continue to grow, mainly at the expense of fixed calling, however due to the high levels of price competition (and regulation) mobile voice revenues have not been increasing. New Telecom invested in mobile to capture the rapid growth of mobile data, where as a result of network improvements and new devices and applications, the demand for mobile broadband connectivity has been significant. Mobile revenues and margins are primarily driven by the mix of customers, with postpaid customers delivering significantly higher revenues on average than prepaid customers, and higher revenues and margins being generated from high value postpaid customers that require mobile broadband connectivity offered by the XT network. For June 2011, 82% of all mobile revenues were generated from the 56% of the New Telecom mobile customer base connected to the XT network.

The following table sets out New Telecom's New Zealand mobile connections:

| AS AT 30 JUNE | 2011 (000) | 2010 (000) | 2009 (000) | 2011/2010 % CHANGE | 2010/2009 % CHANGE |
|---|---|---|---|---|---|
| XT connections | 1,183 | 712 | 93 | 66.2 | 665.6 |
| CDMA connections | 914 | 1,459 | 2,093 | (37.4) | (30.3) |
| **Total** | **2,097** | **2,171** | **2,186** | **(3.4)** | **(0.7)** |
| Postpaid connections | 848 | 859 | 877 | (1.3) | (2.1) |
| Prepaid connections | 1,249 | 1,312 | 1,309 | (4.8) | 0.2 |
| **Total** | **2,097** | **2,171** | **2,186** | **(3.4)** | **(0.7)** |

New Telecom's mobile customer base (including Telecom Retail and Gen-i) decreased by 3.4% to 2.097 million customers at 30 June 2011 (from 2.171 million customers at 30 June 2010). This decline has been driven by low usage CDMA connections becoming inactive.

New Telecom uses Average Revenue Per User ('ARPU') as a measure of the average monthly service revenue on a per customer basis. New Telecom believes that this measure provides useful information about the usage of New Telecom's products and the company's ability to attract and retain high value customers.

180 Telecom 2011

Operating expenses

New Telecom divides its operating expenses into labour, intercarrier, other operating expenses, other expenses and asset impairments. Other expenses and asset impairments do not relate to the ongoing core business of New Telecom and are of a more one-off or irregular nature. Labour expenses include both the costs of New Telecom’s approximately 8,000 employees and the labour component of the payments New Telecom makes to its third party contractors.

Intercarrier expenses reflect the costs of carrying New Telecom traffic on third party networks, both fixed line and mobile, within New Zealand and internationally.

Other operating expenses largely reflect the cost of maintaining and operating New Telecom’s fixed and mobile networks, mobile acquisition, updates and dealer commissions and procurement and other IT service expenses.

Because of the ongoing competitive pressure and mature markets the scope to increase revenue is limited so New Telecom’s ability to manage labour and other operating expenses will be a key driver of margin and profitability.

FY11 vs. FY10 Operating revenues

Operating revenue and other gains of NZ$4,974 million in FY11 decreased by NZ$176 million, or 3.4%, when compared to FY10. Operating revenue declines were experienced in most revenue lines, with only interconnection revenues (mainly in mobile and SMS traffic) and IT services (due to strong managed services revenue in Gen-i) experiencing gains.

Resale revenues declined due to AAPT’s disposal of its Consumer division, as well as the continued managed reduction of lower margin customers, and the overall calling and local service revenues also declining year on year.

Data revenue decreased due to the competitive environment, changes in technology and increased price pressures driving Gen-i’s customers to lower cost options.

Mobile revenues in FY11 were relatively stable when compared to FY10. New Telecom saw growth in the high ARPU smart phone users in FY11, as they take advantage of performance capabilities of the XT network. Broadband and internet revenue increases in Telecom Retail were more than offset by declines in Gen-i and AAPT.

Other operating revenues were also affected by the loss of the TSO revenue due to regulatory changes.

Operating expenses

Labour costs of NZ$826 million were NZ$24 million, or 2.8%, lower in FY11 than FY10 largely as a result of continued cost and headcount reduction initiatives, partially offset by bringing back in-house previously outsourced IT functions from Hewlett-Packard (‘HP’). Intercarrier costs of NZ$1,556 million were NZ$36 million, or 2.3%, lower in FY11 when compared to FY10 due to ongoing savings arising from moving AAPT customers ‘on-net’, partially offset by International trading in more expensive destinations.

Other operating expenses of NZ$1,482 million were NZ$207 million, or 12.3%, lower in FY11 than FY10 as a result of the reduction in mobile cost of sales, due to a reduced volume of handset sales, relative to FY10 following the launch of the XT network, lower advertising expenditure, ongoing cost reduction initiatives and interventions and bringing back in-house the IT function from Hewlett-Packard noted above. These declines were partially offset by higher IT services cost of sales in FY11 as a result of increased customer demand, especially in procurement in Gen-i, together with the costs of the Telecommunications Development Levy (‘TDL’) arrangements.

Other expenses and asset impairments

FY11 included NZ$20 million of costs recognised in relation to the Canterbury earthquakes and NZ$23 million of costs in relation to Telecom’s proposal for, and involvement with, the Government’s UFB Initiative. For further details, see note 6 of the New Telecom special purpose financial statements included in section 13.

FY11 included NZ$215 million of asset impairments to the carrying value of certain telecommunications equipment, plant and software assets. The impairments arose following an assessment of assets impacted by changes in the telecommunications environment. Management concluded it was appropriate to impair certain assets that are expected to be stranded in the future.

Depreciation and amortisation

The FY11 depreciation charge of NZ$784 million decreased by NZ$40 million, or 4.9%, as a result of lower depreciation arising from the CDMA network (which is now fully depreciated) and only including three months of depreciation on AAPT’s Consumer business assets (up to the date of sale in September 2010). These decreases were partially offset by the impacts of the higher asset base as a result of high levels of capital expenditure in FY10.

Net finance expense

The net finance expense in FY11 of NZ$188 million was NZ$8 million, or 4.4%, higher than in FY10 due to additional interest received from the Inland Revenue Department in the prior comparative period.

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Income tax credit

The FY11 tax credit of NZ$9 million was NZ$6 million higher than FY10. The change was principally due to:

• The tax effect of the decrease in earnings before income tax which resulted in a decrease in the tax charge; and

• Net increase in taxation arising from changes in New Zealand tax legislation:

– A reduction in the prior year tax charge following the abolition of the conduit relief regime in FY10;

– A reduction in the prior year tax charge following the enactment of the Taxation (Budget Measures) Act 2010 (the future removal of tax depreciation on certain buildings being partially offset by a future decrease in the New Zealand tax rate); and

– An increase in the current year tax charge following the enactment of the Taxation (Annual Rates, Trans Tasman Savings Portability, KiwiSaver and Remedial Matters) Bill which resulted in some of the prior year recognised tax credits having to be written down.

FY10 vs. FY09 Operating revenues

Operating revenues and other gains decreased by NZ$392 million, or 7.1%, in FY10 when compared to FY09. Operating revenue declines were experienced in most revenue lines, most notably in calling revenue where New Telecom’s International carrier services business earned lower service revenues from falling market prices. The revenue declines were partially offset by small increases in mobile and interconnection revenues and a NZ$15 million increase in other gains in FY10 due to various resolutions and settlements reached with a supplier.

Operating expenses

Labour costs of NZ$850 million were NZ$18 million, or 2.1%, lower in FY10 when compared to FY09 largely as a result of lower headcount in AAPT driven by the transition to an outsourced offshore call centre in Manila and other restructures.

Intercarrier costs of NZ$1,592 million were NZ$255 million, or 13.8%, lower in FY10 than FY09 following the fall in calling revenues. Other operating expenses of NZ$1,689 million were NZ$157 million, or 8.5%, lower in FY10 when compared to FY09 as a result of lower revenues and cost reduction initiatives. Lower IT cost of sales arose as a result of lower customer demand; however this was partially offset by higher mobile costs of sales due to the continued uptake of customers onto the XT mobile network.

Depreciation and amortisation

Depreciation and amortisation of NZ$824 million was NZ$98 million, or 13.5%, higher than FY09 due to New Telecom’s overall higher asset base resulting from continued investment in fixed assets.

Net finance expense

The net finance expense in FY10 of NZ$180 million was NZ$21 million, or 10.4%, lower than in FY09 due to additional interest received from the Inland Revenue Department in FY10, as well as lower interest costs arising from lower levels of borrowing in FY10 when compared to FY09.

Income tax credit

The FY10 tax credit of NZ$3 million was NZ$19 million lower than FY09. The decrease was due to:

• A decrease in the tax charge following the enactment of the

Taxation (Budget Measures) Act 2010 (the future removal of tax depreciation on certain buildings being partially offset by a future decrease in the New Zealand tax rate); and

• A reduction in the tax charge following the abolition of the conduit relief regime.

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## Segmental analysis

An analysis of the results by business unit is presented below:

| YEAR ENDED 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M | 2011/2010 % CHANGE | 2010/2009 % CHANGE |
|---|---|---|---|---|---|
| Telecom Retail | 493 | 406 | 412 | 21.4 | (1.5) |
| Gen-i | 237 | 223 | 219 | 6.3 | 1.8 |
| International and Wholesale | 149 | 174 | 139 | (14.4) | 25.2 |
| AAPT | 90 | 136 | 114 | (33.8) | 19.3 |
| T&SS | 71 | 52 | 40 | 36.5 | 30.0 |
| **EBITDA** | **1,040** | **991** | **924** | **4.9** | **7.3** |

New Telecom has four customer-facing business units supported by T&SS and a Corporate centre. New Telecom allocates substantially all the costs from T&SS and certain corporate costs to customer facing business units, as well as a number of external interconnection revenues and costs which are initially recognised in International and Wholesale and then allocated to other business units.

The segment results exclude significant one-off gains, expenses and impairments. These items are excluded from the segment results to enable an analysis of the underlying earnings of the segment when the financial results are presented to Telecom's CEO.

**Telecom Retail**

| YEAR ENDED 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M | 2011/2010 % CHANGE | 2010/2009 % CHANGE |
|---|---|---|---|---|---|
| **Operating revenues** | | | | | |
| Local service | 625 | 678 | 726 | (7.8) | (6.6) |
| Calling | 302 | 328 | 367 | (7.9) | (10.6) |
| Mobile | 609 | 594 | 590 | 2.5 | 0.7 |
| Data | 19 | 22 | 24 | (13.6) | (8.3) |
| Broadband and internet | 300 | 289 | 276 | 3.8 | 4.7 |
| IT services | 11 | 14 | 18 | (21.4) | (22.2) |
| Other operating revenues | 27 | 22 | 19 | 22.7 | 15.8 |
| Internal revenue | 122 | 116 | 118 | 5.2 | (1.7) |
| Other gains | – | 13 | – | (100.0) | NM |
| **Total operating revenues** | **2,015** | **2,076** | **2,138** | **(2.9)** | **(2.9)** |
| Operating expenses | | | | | |
| Labour | (147) | (162) | (162) | (9.3) | – |
| Intercarrier expenses | (343) | (369) | (403) | (7.0) | (8.4) |
| Other operating expenses | (391) | (489) | (504) | (20.0) | (3.0) |
| Internal operating expenses | (641) | (650) | (657) | (1.4) | (1.1) |
| **Total operating expenses** | **(1,522)** | **(1,670)** | **(1,726)** | **(8.9)** | **(3.2)** |
| **EBITDA** | **493** | **406** | **412** | **21.4** | **(1.5)** |

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FY11 vs. FY10 Operating revenues

Telecom Retail’s operating revenues and other gains of NZ$2,015 million in FY11 decreased by 2.9%, or NZ$61 million, when compared to FY10. Local service and calling revenues declined in FY11 by a combined NZ$79 million, or 7.9%, to NZ$927 million when compared to FY10 due to continued customer churn. The rate of the year on year declines in local service and calling revenues improved slightly in FY11 when compared to prior years, notwithstanding slightly higher access line churn, which was impacted earlier in FY11 by the withdrawal from market of an uncapped broadband plan. These impacts were partially offset by annual CPI increases for some local services.

As at 30 June 2011, the number of Telecom Retail access lines was 7.5% lower than 30 June 2010, with local service revenue falling 7.8%. The retail mass market remains competitive given the range of offers by other market participants.

Mobile revenues increased by NZ$15 million to NZ$609 million or by 2.5% in FY11 when compared to FY10. The increase resulted from uptake in higher value mobile offerings, driven by the XT network’s data and roaming capabilities; continued growth in ‘smartphone’ penetration and growth in mobile broadband and data only devices; and a favourable impact arising on a change of customers terms and conditions.

During the second half of FY11, there was an increase of postpaid mobile and higher value customers on the XT network. Mobile demand and revenue, especially by these customers, was stimulated by the use of smartphones and increased availability, functionality and content for devices. The improved trend of higher value customers should lead to improved future mobile revenues. Typically, postpaid connections earn higher average revenues compared to prepaid connections.

Data revenues in FY11 decreased by NZ$3 million or 13.6%, to NZ$19 million when compared to FY10 reflecting a reduction in ISDN usage as a result of lower customer numbers and calling minutes. While access and calling revenue declined, broadband and internet revenue increased by NZ$11 million, or 3.8%, to NZ$300 million in FY11 compared to FY10. Broadband net connection growth in FY11 was limited in the first half due to the withdrawal of uncapped broadband plans noted above, while broadband connection growth regained momentum in the second half of FY11 with the introduction of additional ‘Total Home’ broadband bundled offers. The Telecom Retail broadband customer base at 30 June 2011 increased by 2.1% to 591,000 connections compared to 30 June 2010 as customers continue to migrate from dial up to broadband following the continued attraction of bundled fixed access calling and broadband offers. Product bundling remains a key strategy for Telecom Retail, providing greater value to customers with multiple product offerings while delivering overall ARPU growth of the existing base.

Internal revenue increased by NZ$6 million or 5.2%, to NZ$122 million in FY11 when compared to FY10 as incremental interconnection revenues were partially offset by the removal of TSO revenue.

Operating expenses

Telecom Retail’s operating expenses of NZ$1,522 million in FY11 decreased by 8.9%, or NZ$148 million compared to FY10 primarily due to improved direct input costs of fixed data products and continued focus on operating efficiencies. Total labour expenses declined by NZ$15 million, or 9.3%, to NZ$147 million for FY11 when compared with FY10 reaching their lowest level in recent periods due to a continued focus on cost efficiency and restructuring activities. Retail headcount was 14.3% lower at 30 June 2011 when compared to 30 June 2010.

Intercarrier costs of NZ$343 million were NZ$26 million, or 7.0%, lower in FY11 compared to FY10. The decrease across the year was largely as a result of wholesale broadband input price reduction and a declining fixed access base.

Other operating expenses decreased by NZ$98 million, or 20.0%, to NZ$391 million in FY11 when compared with FY10, largely as a result of FY10 containing higher mobile cost of sales for the XT launch as well as higher XT related advertising activity in FY10. FY11 was also favourably impacted by favourable movements in foreign exchange rates on US$ mobile handset purchases relative to FY10.

Internal operating expenses of NZ$641 million in FY11 was stable when compared to FY10.

FY10 vs. FY09 Operating revenues

Telecom Retail’s operating revenue and other gains decreased by NZ$62 million, or 2.9%, to NZ$2,076 million in FY10 compared to FY09. Calling and local service revenue declined by NZ$87 million, or 8.0%, to NZ$1,006 million in FY10 compared to FY09 due to a decline in the customer base for access lines and associated calling minutes, partially offset by CPI increases in some local access products. The number of Telecom Retail access lines as at 30 June 2010 was 6.8% lower than at 30 June 2009, with local services revenues falling 6.6%.

Mobile revenues in FY10 were suppressed due to the impact of outages in the new XT mobile network and reparations and credits given to certain customers. Notwithstanding this impact, mobile revenues in FY10 of NZ$594 million (which included the above XT outage reparations and credits) were NZ$4 million higher when compared to FY09.

Migration and acquisition of mobile customers added 619,000 connections to the XT mobile network during FY10, with 32.8% of the mobile customer base on the XT mobile network at 30 June 2010.

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Of the total mobile connections at 30 June 2010, 1,312,000, or 60.4%, were prepaid and 859,000, or 39.6%, were postpaid.

The mobile customer base declined to 2.171 million customers at 30 June 2010, from 2.186 million customers at 30 June 2009, as further CDMA connections became inactive as its closure approaches.

A decline in data revenues of NZ$2 million, or 8.3%, to NZ$22 million in FY10 compared to FY09 reflects downward trends in ISDN usage as a result of declining calling minutes and customer numbers. Telecom Retail saw a small increase in the number of SME customers receiving data services in FY10 however these were more than offset by lower prices.

Broadband and internet revenues increased by NZ$13 million, or 4.7%, to NZ$289 million in FY10 compared to FY09. Broadband connection growth continued with the customer base increasing by 9.0% during FY10 to 579,000 connections, as customers continue to migrate from dial-up to broadband following the continued attraction of bundled fixed access, calling and broadband offers, which have the effect of lowering overall prices.

Other gains of NZ$13 million in FY10 represented various resolutions and settlements reached with a supplier.

**Operating expenses**

Total labour expenses in FY10 of NZ$162 million remained unchanged compared to FY09, as headcount reductions earlier in FY10 were offset by additional temporary customer services staff to support new broadband provisioning processes and the partial XT outages.

Intercarrier costs decreased by NZ$34 million, or 8.4%, to NZ$369 million in FY10 when compared to FY09 as a result of the declining customer base for fixed access lines and wholesale costs of sale.

Other operating expenses decreased by NZ$15 million, or 3.0%, to NZ$489 million in FY10 compared with FY09. Savings in advertising and communications were partially offset by higher costs that in FY09 were able to be capitalised into asset build programmes.

Internal operating expenses of NZ$650 million in FY10 was stable when compared to FY09.

**Gen-i**

| YEAR ENDED 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M | 2011/2010 % CHANGE | 2010/2009 % CHANGE |
|---|---|---|---|---|---|
| Operating revenues | | | | | |
| Local service | 98 | 107 | 124 | (8.4) | (13.7) |
| Calling | 150 | 164 | 180 | (8.5) | (8.9) |
| Mobile | 192 | 192 | 182 | – | 5.5 |
| Data | 315 | 374 | 403 | (15.8) | (7.2) |
| Broadband and internet | 19 | 23 | 24 | (17.4) | (4.2) |
| IT services | 550 | 472 | 498 | 16.5 | (5.2) |
| Resale | 4 | 6 | 6 | (33.3) | – |
| Other operating revenues | 14 | 26 | 29 | (46.2) | (10.3) |
| Internal revenue | 80 | 81 | 63 | (1.2) | 28.6 |
| Other gains | – | 4 | – | (100.0) | NM |
| **Total operating revenues** | **1,422** | **1,449** | **1,509** | **(1.9)** | **(4.0)** |
| Operating expenses | | | | | |
| Labour | (333) | (327) | (335) | 1.8 | (2.4) |
| Intercarrier costs | (48) | (48) | (58) | – | (17.2) |
| Other operating expenses | (453) | (448) | (481) | 1.1 | (6.9) |
| Internal operating expenses | (351) | (403) | (416) | (12.9) | (3.1) |
| **Total operating expenses** | **(1,185)** | **(1,226)** | **(1,290)** | **(3.3)** | **(5.0)** |
| **EBITDA** | **237** | **223** | **219** | **6.3** | **1.8** |

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FY11 vs. FY10 Operating revenues

Gen-i’s operating revenues and other gains declined by NZ$27 million, or 1.9%, to NZ$1,422 million in FY11 when compared to FY10.

Local service revenues declined by NZ$9 million, or 8.4%, to NZ$98 million in FY11 when compared to FY10. Calling revenues declined by NZ$14 million, or 8.5%, in FY11 when compared to FY10. The year on year reductions in local service and calling revenues primarily reflect reductions in price due to increased competition, and lower termination rates with some reductions in calling volumes due to customer churn in the highly competitive market.

Mobile revenues in FY11 remained consistent with FY10 at

NZ$192 million. The second half of FY11 saw growth in connections and usage revenues (especially in mobile data, text, roaming and international), which offset declines earlier in the year.

Data revenues declined by NZ$59 million, or 15.8%, to NZ$315 million in FY11 when compared to FY10. The decline across the year reflected the continued change in the competitive environment and economic conditions where customers move towards lower cost options. In New Zealand, these conditions have resulted in increased price and volume pressure.

Revenue from IT services increased by NZ$78 million, or 16.5%, to NZ$550 million in FY11 when compared with FY10 due to strong managed services growth, combined with further procurement revenue increases while traditional calling, local services and data revenues continued to reduce in line with industry trends as increased competition, regulation and technology drove down pricing.

Resale and broadband and internet revenues declined year on year from a combined NZ$29 million in FY10 to NZ$23 million in FY11. Other operating revenue declined by NZ$12 million, or 46.2%, to NZ$14 million in FY11 when compared to FY10. The decrease across the year reflected lower revenue in Australia, primarily driven through continued declines in revenues from the Commonwealth Bank of Australia (‘CBA’), more than offsetting the growth experienced in the Australian mid-market sector.

Internal revenue remains stable in FY11 at NZ$80 million when compared to FY10. These revenues relate to IT procurement supplied to other New Telecom business units and is driven off demand for IT equipment.

Operating expenses

Labour costs increased by NZ$6 million, or 1.8%, to NZ$333 million in FY11 when compared to FY10, primarily due to increased headcount incurred in FY11 to deliver additional professional services and IT solutions outsourcing.

Intercarrier costs remained stable in FY11 when compared to FY10.

Other operating expenses increased by NZ$5 million, or 1.1%, to NZ$453 million in FY11 when compared to FY10 as a result of increased costs to support revenue growth in IT services and higher volumes in the procurement line of business.

Internal operating expenses declined by NZ$52 million, or 12.9%, to NZ$351 million in FY11 when compared to FY10 as Gen-i experienced a reduction due to lower customer demand in the number of lines and volume of services purchased from other New Telecom business units.

FY10 vs. FY09 Operating revenues

Operating revenues and other gains declined by NZ$60 million, or 4.0%, to NZ$1,449 million in FY10 compared to FY09. Revenue from IT services were slightly lower in FY10 and traditional local services, calling and data revenues continued to reduce in line with industry trends as increased competition, regulation and technology drove down pricing. Local service revenues declined by NZ$17 million, or 13.7%, to NZ$107 million in FY10 compared to FY09 while calling revenues declined by NZ$16 million, or 8.9%, in FY10. The year on year reductions in local service and calling revenues reflect reductions in price due to increased competition, and lower termination rates with some reductions in calling volumes.

Mobile revenues increased by NZ$10 million, or 5.5%, to NZ$192 million in FY10 compared to FY09 reflecting the growing XT customer base and higher average revenues per customer on the XT mobile network. Data revenues declined by NZ$29 million, or 7.2%, to NZ$374 million in FY10 compared to FY09. The FY10 decline reflects the change in the competitive environment and economic conditions where customers moved towards lower cost options. In New Zealand, these conditions have resulted in increased price and volume pressure.

Broadband and internet revenues of NZ$23 million declined by NZ$1 million, or 4.2%, in FY10 compared to FY09.

IT services revenue declined by NZ$26 million, or 5.2%, to NZ$472 million in FY10 compared to FY09 due to a decline in procurement revenues as a result of economic uncertainty and delayed customer spend, particularly in the Government sector. Other operating revenue declined by NZ$3 million, or 10.3%, to NZ$26 million in FY10 compared to FY09, reflecting lower revenue in Australia, primarily driven through continued decline in revenues from CBA more than offsetting the growth experienced in the Australian mid-market sector.

Internal revenue increased by NZ$18 million, or 28.6%, to NZ$81 million in FY10 compared to FY09. These revenues related to IT procurement supplied to other New Telecom business units and was driven off their demand for IT equipment.

Other gains of NZ$4 million in FY10 represented various resolutions and settlements reached with a supplier.

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**Operating expenses**

Labour costs declined by NZ$8 million, or 2.4%, to NZ$327 million in FY10 compared to FY09. In FY10, the active management of labour costs in both New Zealand and Australia as part of Gen-i's cost reduction programme resulted in the decline.

Intercarrier costs decreased by NZ$10 million, or 17.2% to NZ$48 million in FY10 compared to FY09 as a result of a reduction in the number of lines and volume of services purchased from suppliers.

Other operating expenses declined by NZ$33 million, or 6.9%, to NZ$448 million in FY10 compared to FY09 due to the lower cost of goods sold resulting from IT procurement revenue, partially offset by increased mobile acquisition costs as XT connections continued to grow.

Internal operating expenses declined by NZ$13 million, or 3.1%, to NZ$403 million in FY10 compared to FY09, in line with the decline in revenues.

**International and Wholesale**

| YEAR ENDED 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M | 2011/2010 % CHANGE | 2010/2009 % CHANGE |
|---|---|---|---|---|---|
| Operating revenues | | | | | |
| Local service | 218 | 192 | 158 | 13.5 | 21.5 |
| Calling | 262 | 240 | 344 | 9.2 | (30.2) |
| Interconnection | 158 | 139 | 130 | 13.7 | 6.9 |
| Mobile | 6 | 10 | 10 | (40.0) | – |
| Data | 92 | 85 | 76 | 8.2 | 11.8 |
| Broadband and internet | 1 | 2 | 5 | (50.0) | (60.0) |
| Other operating revenues | 25 | 26 | 23 | (3.8) | 13.0 |
| Internal revenue | 313 | 271 | 317 | 15.5 | (14.5) |
| **Total operating revenues** | **1,075** | **965** | **1,063** | **11.4** | **(9.2)** |
| Operating expenses | | | | | |
| Labour | (33) | (33) | (36) | – | (8.3) |
| Intercarrier costs | (536) | (488) | (559) | 9.8 | (12.7) |
| Other operating expenses | (218) | (231) | (296) | (5.6) | (22.0) |
| Internal operating expenses | (139) | (39) | (33) | 256.4 | 18.2 |
| **Total operating expenses** | **(926)** | **(791)** | **(924)** | **17.1** | **(14.4)** |
| **EBITDA** | **149** | **174** | **139** | **(14.4)** | **25.2** |

**FY11 vs. FY10**

**Operating revenues**

International and Wholesale's operating revenue increased by NZ$110 million or 11.4%, to NZ$1,075 million in FY11 when compared to FY10.

Local service revenues increased by NZ$26 million, or 13.5%, to NZ$218 million in FY11 when compared to FY10. The increases across the year mainly reflected growth in the number of fixed access lines, with connections increasing by 10.7% in FY11. Revenue also increased when compared to the prior year due to annual CPI increases.

Calling revenues increased by NZ$22 million, or 9.2%, to NZ$262 million in FY11 when compared to FY10 primarily as a result of international carrier services to higher value destinations, partially offset by the high value of the NZ$ on US$ denominated revenues.

Interconnection revenues increased by NZ$19 million, or 13.7% to NZ$158 million in FY11 when compared to FY10 primarily due to an increase in inbound SMS volumes across the portfolio due to increasing presence and activity to off-net carriers. However, this was partially offset by the impact of mobile termination rate decreases from May 2011.

Mobile revenue decreased by NZ$4 million, or 40.0%, to NZ$6 million in FY11 when compared to FY10 mainly due the migration of customers from a CDMA network MVNO to a competitor. The impact of this was partially offset by a one-off retrospective pricing adjustment.

Data revenues increased by NZ$7 million, or 8.2% to NZ$92 million in FY11 when compared to FY10 primarily due to volume growth with existing customers.

Internal revenues increased by NZ$42 million, or 15.5%, to NZ$313 million in FY11 when compared to FY10 due primarily to decreases in mobile termination rates, impacting termination cost recharges to other New Telecom business units. This was partially offset by interconnection revenue growth from the allocation of interconnect expenses to other business units, driven by higher traffic volumes.

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Operating expenses

International and Wholesale’s operating expenses increased by NZ$135 million, or 17.1%, to NZ$926 million in FY11 when compared with FY10.

Labour costs were unchanged compared to FY10 at NZ$33 million. Intercarrier costs increased by NZ$48 million, or 9.8%, to NZ$536 million in FY11 when compared with FY10 due to a combination of International trading in higher value but more expensive destinations in the global carrier services market and an increase in interconnection outbound SMS volumes.

Other operating expenses decreased by NZ$13 million, or 5.6%, to NZ$218 million in FY11 when compared to FY10 due to costs incurred in the FY10 strategic review of the Telecom International business. Internal operating expenses increased by NZ$100 million, or 256%, to NZ$139 million in FY11 when compared to FY10. The increase across the year was due to higher interconnect volumes increasing the internal cost resulting from the allocation of interconnect revenue (despite the mobile termination rate reductions), as well as an increased allocation of costs from other business units.

FY10 vs. FY09 Operating revenue

International and Wholesale’s operating revenues decreased by NZ$98 million, or 9.2%, to NZ$965 million in FY10 compared to FY09. The FY10 decline was due to a reduction in calling revenue, partially offset by growth in other revenue lines.

Local service revenues increased by NZ$34 million, or 21.5%, to NZ$192 million, in FY10 reflecting growth in the number of fixed access lines as well as CPI price increases and a one-off increase relating to maintenance charges during FY10.

Calling revenues decreased by NZ$104 million, or 30.2%, to NZ$240 million in FY10 compared to FY09 primarily as a result of international carrier services being impacted by lower pricing in the competitive international carrier services market, as well as the impact of foreign exchange rates.

Interconnection revenue increased as SMS volumes rose across the portfolio due to improved presence and activity to off-net carriers, while mobile and internal revenues in FY10 were largely stable compared to FY09.

Operating expenses

Operating expenses decreased by NZ$133 million, or 14.4%, to NZ$791 million in FY10 compared to FY09.

Labour costs decreased by NZ$3 million, or 8.3%, to NZ$33 million reflecting lower staffing numbers and favourable foreign exchange rate impacts on the conversion of its US$ denominated payroll costs. Intercarrier costs decreased by NZ$71 million, or 12.7%, to NZ$488 million in FY10 compared to FY09 mainly due to the impact of a strong NZ$ on US$ denominated costs.

Other operating expenses decreased by NZ$65 million, or 22.0%, to NZ$231 million in FY10 compared to FY09 mainly due to foreign exchange rate movements impacting the overseas cost base and lower mobile costs of sales.

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**AAPT**

| YEAR ENDED 30 JUNE | 2011 AUD$M | 2010 AUD$M | 2009 AUD$M | 2011/2010 % CHANGE | 2010/2009 % CHANGE |
|---|---|---|---|---|---|
| Operating revenues | | | | | |
| Local service | 11 | 21 | 24 | (47.6) | (12.5) |
| Calling | 164 | 215 | 282 | (23.7) | (23.8) |
| Interconnection | 29 | 31 | 38 | (6.5) | (18.4) |
| Mobile | 14 | 24 | 33 | (41.7) | (27.3) |
| Data | 115 | 115 | 106 | – | 8.5 |
| Broadband and internet | 129 | 157 | 187 | (17.8) | (16.0) |
| Resale | 177 | 216 | 268 | (18.1) | (19.4) |
| Other operating revenues | 3 | 25 | 19 | (88.0) | 31.6 |
| Internal revenue | 51 | 78 | 88 | (34.6) | (11.4) |
| **Total operating revenues** | **693** | **882** | **1,045** | **(21.4)** | **(15.6)** |
| Operating expenses | | | | | |
| Labour | (113) | (136) | (150) | (16.9) | (9.3) |
| Intercarrier costs | (389) | (455) | (581) | (14.5) | (21.7) |
| Other operating expenses | (78) | (135) | (144) | (42.2) | (6.3) |
| Internal operating expenses | (42) | (48) | (77) | (12.5) | (37.7) |
| **Total operating expenses** | **(622)** | **(774)** | **(952)** | **(19.6)** | **(18.7)** |
| **EBITDA** | **71** | **108** | **93** | **(34.3)** | **16.1** |

Until September 2010, AAPT had three customer segments, Wholesale, Business Solutions and Consumer. Wholesale focuses on leveraging AAPT's network reach particularly within the 'on-net' data and internet sales to the carrier, partner and reseller channels. Business Solutions addresses the corporate, medium and small enterprise segments and is focused on selling 'on-net' data and internet.

The Consumer division was sold to iiNet on 30 September 2010 for A$60 million, so FY11 includes revenue and expenses for the Consumer division for the three months to that date while FY10 and FY09 includes twelve months of revenue and expenses. The gain on the sale of the Consumer division is excluded from New Telecom's analysis of its segment results.

**FY11 vs. FY10**

**Operating revenues**

In FY11, operating revenues decreased by A$189 million, or 21.4%, to A$693 million when compared to FY10. A$100 million of the revenue decline was attributable to the net reduction in revenue, primarily due to the sale of the Consumer division, which has affected calling, local service, broadband and internet and resale revenues. Business Solutions and Wholesale also experienced an A$84 million decrease in revenue when compared to FY10 primarily due to pricing pressure and continued churn of low margin customers.

In FY11, calling and resale revenue declined by A$90 million, or 20.9%, to A$341 million when compared to FY10. This was primarily driven by the sale of the Consumer business. In FY11, mobile revenue decreased by A$10 million, or 41.7%, to A$14 million when compared to FY10 due to an overall decline in customer demand and also the sale of the Consumer business.

In FY11 data revenue was stable at A$115 million when compared to FY10.

In FY11 broadband and internet revenue declined by A$28 million, or 17.8%, to A$129 million when compared to FY10. These declines were due to customer churn and price erosion in the Business Solutions and Wholesale divisions, and the sale of the Consumer division.

**Operating expenses**

Labour costs decreased by A$23 million, or 16.9%, to A$113 million in FY11 when compared to FY10 mainly due to 31.9% lower headcount driven by restructuring after the sale of the Consumer division.

Intercarrier costs decreased by A$66 million, or 14.5%, to A$389 million in FY11 when compared to FY10 in line with reduced revenue following the sale of the Consumer division, and the ongoing savings arising from moving customers 'on-net', partially offset by less favourable terms agreed with another commercial operator.

Other operating expenses decreased by A$57 million, or 42.2%, to A$78 million in FY11 when compared to FY10. The reduction across the year was driven by the sale of the Consumer division, significant data storage cost reductions, an IT support contract re-negotiation and lower bad debt expenses.

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Internal operating expenses decreased by A$6 million, or 12.5%, to A$42 million in FY11 when compared to FY10. The FY11 reduction in internal operating expenses was mostly due to price and volume decreases for international usage and volume declines due to Gen-i Australia's reduction of CBA's business.

### FY10 vs. FY09

#### Operating revenues

In FY10, operating revenues and other gains decreased by A$163 million, or 15.6%, to A$882 million as compared to FY09 as revenue declined in all main categories, with the exception of data and other operating revenues. The Consumer, Business Solutions and Wholesale divisions experienced decreases in revenue when compared to FY09. The impact of the revenue decline on margin was mitigated due to an improved product mix of new business, favourable pricing from third-party carriers where lower operating costs arose, AAPT's 'on-net' strategy and the managed reduction in low margin Consumer customers.

Declines in calling, mobile and resale revenues were due to a managed reduction in low margin customers and declines in customer demand.

Data revenue increased by A$9 million, or 8.5%, to A$115 million when compared to FY09, primarily due to increases in AAPT's Wholesale channel.

In FY10 broadband and internet revenue declined by A$30 million, or 16.0%, to A$157 million when compared to FY09. These declines were due to customer churn and price erosion in the Business Solutions and Wholesale divisions.

#### Operating expenses

Operating expenses decreased by A$178 million, or 18.7%, to A$774 million in FY10 when compared to FY09.

Labour costs decreased by A$14 million, or 9.3%, to A$136 million in FY10 when compared to FY09 mainly due to 10% lower headcount driven by the transition to an outsourced offshore call centre in Manila and other restructuring activities.

In FY10 intercarrier costs decreased by A$126 million, or 21.7%, to A$455 million when compared to FY09 in line with revenue reductions as a consequence of reduced customer demand and AAPT's 'on-net' strategy.

Other operating expenses decreased by A$9 million, or 6.3%, to A$135 million in FY10 when compared to FY09. The reduction across the year was driven by significant data storage cost reductions, an IT support contract re-negotiation and lower bad debt expenses.

Internal operating expenses decreased by A$29 million, or 37.7%, to A$48 million in FY10 when compared to FY09. The decrease in FY10 is mainly attributed to lower business volumes.

### Technology & Shared Services

| YEAR ENDED 30 JUNE | 2011<br>NZ$M | 2010<br>NZ$M | 2009<br>NZ$M | 2011/2010<br>% CHANGE | 2010/2009<br>% CHANGE |
|---|---|---|---|---|---|
| Operating revenues | | | | | |
| Other operating revenues | 27 | 26 | 27 | 3.8 | (3.7) |
| Internal revenue | 523 | 552 | 547 | (5.3) | 0.9 |
| Other gains | 22 | 10 | – | 120.0 | NM |
| **Total operating revenues** | **572** | **588** | **574** | **(2.7)** | **2.4** |
| Operating expenses | | | | | |
| Labour | (108) | (101) | (93) | 6.9 | 8.6 |
| Intercarrier costs | (123) | (113) | (108) | 8.8 | 4.6 |
| Other operating expenses | (260) | (306) | (319) | (15.0) | (4.1) |
| Internal operating expenses | (10) | (16) | (14) | (37.5) | 14.3 |
| **Total operating expenses** | **(501)** | **(536)** | **(534)** | **(6.5)** | **0.4** |
| **EBITDA** | **71** | **52** | **40** | **36.5** | **30.0** |

T&SS manages the costs of the maintenance of the New Zealand networks and the provision of shared financial services for New Telecom. New Telecom attributes substantially all its costs from T&SS to customer facing business units to match costs with revenues. The charge to other business units is presented as internal revenue in T&SS and internal expenses in the other business units.

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FY11 vs. FY10

Operating revenues

T&SS recovers its costs from the other Telecom business units. Internal revenue therefore mirrors and fluctuates in line with total operating expenses, which led to the NZ$29 million, or 5.3%, decrease in internal revenue to NZ$523 million in FY11.

Other gains of NZ$22 million in FY11 represent various resolutions and settlements reached with suppliers.

Operating expenses

Labour costs increased by NZ$7 million, or 6.9%, to NZ$108 million in FY11. The increase was primarily due to the in-sourcing of around 300 staff relating to Telecom’s IT functions previously outsourced to HP, with costs now recognised as labour rather than other operating costs.

Intercarrier costs increased by NZ$10 million, or 8.8%, to NZ$123 million in FY11 compared to FY10. These increases were demand driven and largely arose from increased backhaul charges, reflecting increased use of a supplier’s network, driven by increased demand from Telecom Retail and Gen-i.

Other operating expenses decreased by NZ$46 million, or 15.0%, to NZ$260 million in FY11 when compared to FY10 due to the bringing back in-house of the previously outsourced IT function noted above, as well as cost reduction programmes and initiatives which have decreased T&SS’ cost base.

Internal operating expenses decreased by NZ$6 million, or 37.5%, in FY11 when compared to FY10 due to a reduction in the volume of equipment purchased through Gen-i partially offset by IT support costs due to the in-sourcing of HP IT functions. Previously HP costs were classified within other operating expenses and with some of the functions now residing with Gen-i this has contributed to internal expenses.

FY10 vs. FY09

Operating revenues

T&SS largely recovers its costs from the other New Telecom business units. Internal revenue therefore mirrors and fluctuates in line with total operating expenses, which led to the NZ$5 million, or 0.9%, increase in internal revenue to NZ$552 million in FY10 compared to FY09.

Other gains of NZ$10 million in FY10 represent various resolutions and settlements reached with a supplier.

Operating expenses

Labour costs increased by NZ$8 million, or 8.6%, to NZ$101 million in FY10 compared to FY09 principally due to the incremental operational support and management required of T&SS staff in relation to the Undertakings compliance and transformation programmes.

Intercarrier costs increased by NZ$5 million, or 4.6%, to NZ$113 million in FY10 compared to FY09. These increases were demand driven and largely arose from increased backhaul charges, reflecting increased use of a supplier’s network, driven by increased demand from Telecom Retail and Gen-i.

Other operating expenses of NZ$306 million in FY10 decreased by $13 million, or 4.1%, when compared to FY09, due to cost reduction programmes partially offsetting increases in costs to support ongoing regulatory requirements and new platforms and networks, such as the XT mobile network and associated systems.

Internal operating expenses increased by NZ$2 million, or 14.3%, to NZ$16 million in FY10 compared to FY09.

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### 8.3.3 Summary New Telecom special purpose statement of financial position commentary

Set out below are New Telecom's summary special purpose statement of financial position as at 30 June 2011, 2010 and 2009.

| AS AT 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M | 2011/2010 % CHANGE | 2010/2009 % CHANGE |
|---|---|---|---|---|---|
| Current assets | 1,178 | 1,107 | 1,125 | 6.4 | (1.6) |
| Non-current assets | 3,114 | 3,742 | 3,706 | (16.8) | 1.0 |
| **Total assets** | **4,292** | **4,849** | **4,831** | **(11.5)** | **0.4** |
| | | | | | |
| Current liabilities | 1,737 | 1,393 | 1,519 | 24.7 | (8.3) |
| Non-current liabilities | 2,165 | 2,776 | 2,724 | (22.0) | 1.9 |
| **Total liabilities** | **3,902** | **4,169** | **4,243** | **(6.4)** | **(1.7)** |

**FY11 vs. FY10**

**Current assets**

Current assets increased in FY11 by NZ$71 million, or 6.4%, to NZ$1,178 million primarily due to an increase in collateral funds held, while cash, receivables and prepayments and inventory remained relatively unchanged.

**Non-current assets**

Non-current assets decreased by NZ$628 million, or 16.8%, to NZ$3,114 million. Long-term investments decreased due to the sale of the investment in iiNet Limited and Macquarie Telecom Group Limited. Intangible assets and property, plant and equipment decreased partly due to the impact of the impairment charges recognised in FY11 and decrease in the work in progress balance as a number of significant projects have been settled during the past year and the ongoing volume of work in progress being reduced.

**Current liabilities**

Current liabilities increased in FY11 by NZ$344 million, or 24.7%, to NZ$1,737 million. This is primarily due to debt due within one year increasing as the USD EMTN is now due within the next twelve months. This is offset by a decrease in accounts payable and accruals of NZ$183 million, as the trade accounts payable balance at year end is lower, in line with the reduction in operating expenses.

**Non-current liabilities**

Non-current liabilities decreased in FY11 by NZ$611 million, or 22.0%, to NZ$2,165 million which is largely due to the movement in the USD EMTN to current liabilities.

**FY10 vs. FY09**

**Current assets**

Current assets decreased in FY10 by NZ$18 million, or 1.6%, to NZ$1,107 million. An increase in cash was more than offset by a decrease in receivables and prepayments, while inventories reduced.

**Non-current assets**

Non-current assets increased by NZ$36 million, or 1.0%, to NZ$3,742 million. Intangible assets relating to the XT network were capitalised during the year and more than offset the associated increase in depreciation. Property, plant and equipment has decreased due to depreciation on the assets during the year.

**Current liabilities**

Current liabilities decreased in FY10 by NZ$126 million, or 8.3%, to NZ$1,393 million. This was primarily due to debt due within one year decreasing as the GBP EMTN was repaid during the year. This is partially offset by an increase in accounts payable and accruals which was due to an increase in trade accounts payable as the timing of payables differed between the two years.

**Non-current liabilities**

Non-current liabilities increased in FY10 by NZ$52 million, or 1.9%, to NZ$2,776 million which is largely due to the increase in deferred taxation, while long-term debt and derivatives have decreased. The increase in deferred taxation is largely due to the change in value of deferred tax assets and liabilities following the change in the corporate tax rate and allowances for claiming depreciation on buildings discussed previously.

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### 8.3.4 Summary New Telecom special purpose statement of cash flows commentary

Set out below are New Telecom's summary special purpose statement of cash flows for the years ended 30 June 2011, 2010 and 2009.

| YEAR ENDED 30 JUNE | 2011<br>NZ$M | 2010<br>NZ$M | 2009<br>NZ$M | 2011/2010<br>% CHANGE | 2010/2009<br>% CHANGE |
|---|---|---|---|---|---|
| Operating activities | 1,575 | 1,982 | 1,836 | (20.5) | 8.0 |
| Investing activities | (462) | (787) | (949) | (41.3) | (17.1) |
| Financing activities | (1,119) | (1,101) | (1,498) | 1.6 | (26.5) |
| **Net (decrease)/increase in cash** | **(6)** | **94** | **(611)** | **(106.4)** | **(115.4)** |

**FY11 vs. FY10**

**Net cash from operating activities**

Net cash from operating activities decreased in FY11 by NZ$407 million, or 20.5%, to NZ$1,575 million when compared to FY10. This was primarily due to the reduction in cash received from customers and increased income tax paid. The decline in cash received from customers follows the overall declining revenue trend and was also affected by one-off items that are not part of the core business, including TSO receipts in the prior comparative period not repeated in this year, the impact of the sale by AAPT of the Consumer division and other working capital requirements. The increase in income tax paid is due to tax payments in FY11, largely relating to provisional tax as well as the FY11 supplementary dividends paid to non-residents, compared with a net refund in FY10 due to prepaid amounts of tax in the prior years.

**Net cash from investing activities**

The net cash outflow on investing activities of NZ$462 million in FY11 was NZ$325 million, or 41.3%, lower than the NZ$787 million outflow in FY10, largely due to proceeds received in FY11 from the sale of the AAPT Consumer division, Telecom's stakes in iiNet and Macquarie Telecom and the proceeds from the YahooXtra sale. In addition, a reduction in payments for capital expenditure in FY11, due to management's capital interventions, contributed to the year on year decrease.

**Net cash from financing activities**

Telecom's outflows from financing activities largely reflect borrowing activities and dividend payments to shareholders. The net cash outflow for financing activities in FY11 was NZ$1,119 million, compared to NZ$1,101 million in FY10. FY11 comprises dividend payments, collateral funds, and the repayment of debt and derivatives. The remaining amount reflects the internal trading recognised in the income statement not previously settled through cash payments and reflected in the statement of cash flows within 'movement in invested capital'.

**FY10 vs. FY09**

**Net cash from operating activities**

Net cash from operating activities increased in FY10 by NZ$146 million, or 8.0%, to NZ$1,982 million. This was due to the reduction in payments to suppliers and employees more than offsetting the reduction in cash received from customers. The reduction in payments to suppliers and employees was a result of lower intercarrier expenses and the focus on reducing costs and reducing working capital balances, while the decline in cash received from customers follows the revenue and accounts receivable declines during FY10. Tax refunds were lower in FY10 as a result of a lower refund received during FY10. Cash from dividends received was lower in FY10 when compared to FY09, principally due to lower Southern Cross dividends, which partially offset a decrease in interest payments due to lower average debt balances.

**Net cash from investing activities**

The net cash outflow on investing activities of NZ$787 million in FY10 was NZ$162 million, or 17.1%, lower than the NZ$949 million outflow in FY09 due to reductions in payments for property, plant and equipment and intangible assets.

**Net cash from financing activities**

Outflows from financing activities largely reflect borrowing activities and dividend payments to shareholders. The net cash outflow for financing activities in FY10 was NZ$1,101 million, compared to NZ$1,498 million in FY09. The FY10 total comprises dividend payments, collateral funds, and the repayment of debt and derivatives. The remaining amount reflects the internal trading recognised in the income statement not previously settled through cash payments and reflected in the statement of cash flows within 'movement in invested capital'.

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8.3.5 Critical accounting policies and recently issued accounting standards

8.3.5.1 Critical accounting policies

The preparation of these special purpose financial statements in conformity with the basis of preparation described in section 8.3.1 requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. In addition to those allocation principles described in the basis of preparation, the principal areas of judgment in preparing these financial statements are set out below.

Valuation of goodwill

The carrying value of goodwill is assessed at least annually to ensure that it is not impaired. Performing this assessment generally requires management to estimate future cash flows to be generated by the related investment, which entails making judgements including the expected rate of growth of revenues, margins expected to be achieved, the level of future capital expenditure required to support these outcomes and the appropriate discount rate to apply when valuing future cash flows.

At 30 June 2011 New Telecom had NZ$106 million of goodwill on its special purpose statement of financial position (30 June 2010: NZ$106 million; 30 June 2009: NZ$106 million). During FY09, New Telecom recognised an impairment charge of NZ$68 million relating to the write-off of the goodwill recognised upon the acquisition of PowerTel. No impairment arose as a result of the impairment review for FY11 and FY10.

Any future adverse impacts arising in assessing the carrying value of New Telecom’s goodwill could lead to future goodwill impairment that could affect future earnings.

Revenue recognition

All areas of revenue recognition are assessed as critical accounting policies by management, as estimates and assumptions made can materially affect the financial statements. Examples of the key revenue lines subject to management’s judgment include:

• Mobile, local service, calling and broadband revenues – in revenue arrangements including multiple deliverables, the deliverables are assigned to separate units of accounting and the consideration is allocated based on its relative fair value. Determining these fair values can be a complex process and is subject to judgement.

• IT services and certain data revenues – the revenue recognition on contracts that span more than one accounting period may be impacted by estimates of the total costs, ultimate profitability, or other appropriate inputs. Assessing contracts on a percentage of completion basis requires judgement to be exercised over future costs, profitability or other milestones. These revenues are also subject to ongoing profitability reviews of underlying contracts in order to determine whether the latest estimates applied remain appropriate.

Accounting for property, plant and equipment and finite-life intangible assets

In accounting for items of property, plant and equipment and finite-life intangible assets, judgements must be made about whether costs incurred relate to bringing an asset to working condition for its intended use and therefore are appropriate for capitalisation as part of the cost of the asset or whether they should be expensed as incurred. In capitalising costs for internally constructed assets, judgements must be made about the likelihood of project success. Such judgements can be difficult where the project involves the application of unproven technology.

The determination of the appropriate useful life for a particular asset requires management to make judgements about, among other factors, the expected period of service potential of the asset, the likelihood of the asset becoming obsolete as a result of technological advances, the likelihood of New Telecom ceasing to use the asset in its business operations and the effect of Government regulation.

The determination of any impairment of assets is based on a large number of factors, such as those referred to above as well as changes in current competitive conditions, expectations of growth in the telecommunications industry, discontinuance of services and other changes in circumstances that indicate impairment exists.

Assessing whether an asset is impaired may involve estimating the future cash flows that the asset is expected to generate. The key judgements include rates of expected revenue growth or decline, expected future margins and the selection of an appropriate discount rate for valuing future cash flows. Further, judgements have to be made regarding the expected utilisation period, which is closely linked to the regulatory environment.

At 30 June 2011 New Telecom’s special purpose statement of financial position had a carrying value of NZ$2,799 million in relation to property,

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plant and equipment and finite-life intangible assets (30 June 2010: NZ$3,278 million; 30 June 2009: NZ$3,264 million). During FY11, New Telecom recognised impairment charges totalling NZ$215 million due to the combined effect of the move to a fibre-oriented world and regulatory developments. No impairment arose as a result of the review of the carrying value of New Telecom’s assets for FY10. During FY09, New Telecom recognised impairments totalling NZ$33 million relating to telecommunications equipment, due to technological changes. During FY09 New Telecom revised its estimate of the economic life of its CDMA mobile network equipment due to the launch of New Telecom’s new XT mobile network. The remaining book value of the CDMA equipment was fully depreciated by 30 June 2011.

Any future adverse impacts arising in assessing the carrying value or lives of New Telecom’s property, plant and equipment and finite-life intangible assets could lead to future impairments or increases in depreciation and amortisation charges that could affect earnings.

Accounting for income taxes

Preparation of financial statements requires management to make estimates as to, amongst other things, the amount of tax that will ultimately be payable, the availability of losses to be carried forward and the amount of foreign tax credits that New Telecom will receive. Actual results may differ from these estimates as a result of reassessment by management or taxation authorities.

At 30 June 2011 New Telecom had taxation recoverable of NZ$3 million (30 June 2010: NZ$1 million tax payable; 30 June 2009: NZ$7 million tax payable). At 30 June 2011 New Telecom had no recognised deferred tax assets in relation to tax loss carry forwards (30 June 2010: nil; 30 June 2009: NZ$30 million). At 30 June 2011 New Telecom had NZ$462 million of tax losses and other temporary differences not currently recognised (30 June 2010: NZ$405 million; 30 June 2009: NZ$397 million). An increase in New Telecom’s expected future taxable profits or a change in tax law relating to these unrecognised losses could result in additional deferred tax assets being recognised.

Changes in tax laws may have a profound impact on New Telecom’s taxation charges, assets, liabilities and cash flows. New Telecom’s 2010 financial statements were impacted by two major changes in legislation: a NZ$11 million credit relating to the Branch Equivalent Tax Account (‘BETA’) debits that arose from conduit relieved dividends and a NZ$17 million taxation expense from the application of the Taxation (Budget Measures) Act 2010 that removed future tax depreciation on certain buildings and amended the company tax rate from 30% to 28%. The former was subsequently impacted shortly after its introduction by the Taxation (Annual Rates, Trans-Tasman Savings Portability, KiwiSaver, and Remedial Matters) Act, which was in FY11. This has resulted in a NZ$18 million write-off of recognised tax credits in the current year. These legislative changes are out of New Telecom’s control and can have a significant impact on its net earnings.

Provisions and contingent liabilities

Management consults with legal counsel on matters related to litigation, as well as other experts both within and outside the Telecom Group with respect to matters in the ordinary course of business. In respect of all claims, litigation and regulatory risks, New Telecom provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. The ultimate liability due may vary from the amounts provided and will be dependent upon the eventual outcome of any settlement. As at 30 June 2011, New Telecom was involved in various litigation matters, investigations and inquiries.

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## 8.4 Liquidity and capital resources

### 8.4.1 Overview

New Telecom's principal sources of liquidity are operating cash flows and external borrowings. Following Demerger, New Telecom will retain several of Telecom's existing debt facilities and programmes, including the Standby Facility, the Commercial Paper Programme and the Euro Commercial Paper Programmes. New Telecom's primary uses of cash will be to fund working capital requirements, fund capital expenditure (see section 8.4.2) and pay dividends (see section 8.4.3).

### 8.4.2 Capital expenditure

Following Demerger, New Telecom will be required to maintain significant annual capital investment to operate and grow its businesses in areas such as:

- Maintenance of its existing mobile networks and PSTN network and information systems and operations;
- Investment in operational improvement initiatives such as operational support systems to complement new business models;
- Investment to continue to support and grow broadband and mobile market share; and
- Investment in assets required to meet its regulatory obligations.

New Telecom FY11 capital investment totalled NZ$504 million and was split into NZ$137 million (27%) associated with maintenance of existing assets, into NZ$50 million (10%) associated with investment in regulatory requirements, into NZ$115 million (23%) associated with investment in operational improvement and NZ$202 million (40%) associated with growth initiatives. Of the operational improvements, NZ$53 million was associated with mass market service system improvements, NZ$35 million was associated with the new office accommodation in Auckland and Wellington, and NZ$16 million was associated with managed market system improvements.

### 8.4.3 Dividend policy

The dividend policy of New Telecom will be determined by the New Telecom Board at its discretion and may change over time. For FY12, Telecom will move to paying dividends on a semi-annual basis. Telecom will not declare another dividend prior to Demerger.

It is anticipated that for FY12, New Telecom will continue with Telecom's existing dividend policy, to target a payout ratio of approximately 90% of adjusted net earnings, subject to there being no material adverse changes in circumstances or operating outlook. It is envisaged that an interim dividend will be paid based on a combination of Telecom's pre-Demerger adjusted net earnings and New Telecom's post-Demerger adjusted net earnings.

Dividends paid are expected to be imputed to the extent possible and the dividend reinvestment plan will remain in place after the Demerger.

### 8.4.4 Funding

Upon Demerger certain debt and derivative instruments will be exchanged, novated, repurchased, or closed out as part of the debt reorganisation. This will result in cash flows and accounting gains and losses due to the difference between the fair value of the debt and its amortised cost. In addition, the mark-to-market gains and losses will be reclassified from the cash flow hedge reserve to the New Telecom income statement. These one-off gains and losses will reflect the realisation of economic positions held by Telecom. These gains and losses are not included in the New Telecom pro forma income statement or the New Telecom pro forma statement of cash flows.

#### Debt facilities

Following the Demerger, funding for New Telecom is expected to be sourced from a combination of its cash balances, operating cash flows, domestic Telebonds and commercial paper. Upon Demerger, New Telecom is expected to have approximately NZ$750 million to NZ$950 million of net interest bearing debt (inclusive of associated derivatives). This figure will vary depending on the amount of Telecom's operating, investing and financing cash flows during the period prior to the Demerger and market rates at that time.

Telecom considers that this level of funding together with the cash flow expected to be generated by New Telecom, will be sufficient to allow New Telecom to carry out its business and stated objectives following the Demerger, and is appropriate having regard to the financial and investment profile of New Telecom following the Demerger.

#### Standby Facility

Telecom believes the Standby Facility will continue to be available to it (and New Telecom) throughout and following the Demerger process.

#### Telebonds

Telecom has NZ$542 million of New Zealand denominated bonds outstanding ('Telebonds'). The Telebond holders will be requested to approve a resolution directing the Trustee of the Telebonds to approve the terms of the Demerger. All Telebonds are expected to remain outstanding obligations of New Telecom following Demerger.

The following Telebonds have been issued under the Telebond Programme:

| BOND (NZD) | INTEREST | MATURITY |
|---|---|---|
| 250.00 million | 6.92% | 22 March 2013 |
| 23.14 million | 8.20% | 15 June 2013 |
| 39.04 million | 8.50% | 15 June 2013 |
| 18.27 million | 8.35% | 15 June 2015 |
| 54.71 million | 8.65% | 15 June 2015 |
| 150.00 million | 7.04% | 22 March 2016 |
| 5.84 million | various | various |

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**Bonds issued under Telecom's EMTN Programme**

It is currently intended that all of Telecom's EMTN bonds will be redeemed around the Demerger Date, with the exception of the GBP 275 million EMTN bonds that may be exchanged for New Chorus EMTN bonds around the Demerger Date.

The following EMTN have been issued under the Telecom EMTN Programme:

| BOND | COUPON | MATURITY |
|---|---|---|
| USD 250 million | 6.75% | 14 December 2011 |
| CHF 200 million | 4.375% | 6 August 2012 |
| CAD 275 million | 4.75% | 11 October 2013 |
| GBP 125 million | 5.625% | 14 May 2018 |
| GBP 150 million | 5.75% | 6 April 2020 |

On 31 August 2011, Telecom and New Chorus launched an exchange offer to holders of GBP 275 million of EMTN bonds issued by Telecom. These holders were offered New Chorus GBP EMTN bonds maturing in 2020 in exchange for their existing Telecom 2018 and 2020 GBP EMTN bonds. The mechanism for the proposed transaction may also allow a portion of these Telecom GBP EMTN bonds to remain behind in Telecom.

To the extent Telecom GBP EMTN bonds are exchanged for New Chorus EMTN bonds, the cash payment from New Chorus to Telecom for the New Chorus assets may be correspondingly reduced. The adjustment of the cash payment would be on the basis of the estimated market value of the Telecom EMTN bonds exchanged for New Chorus EMTN bonds and the associated cross currency and interest rate swaps at the time of such transfer.

On 31 August 2011, holders of the CHF 200 million EMTN bonds due for repayment in 2012 were requested to allow an early redemption of their bonds around the Demerger Date.

With respect to the 2013 CAD 275 million EMTN bonds, it is intended that Telecom will invoke its redemption rights so as to repay these bonds before the Demerger Date.

Around the Demerger Date, Telecom intends to repay the USD 250 million EMTN bonds due in December 2011.

The bond liability management transactions (with the exception of the CAD and USD EMTN bonds) require the approval of each series of EMTN bonds and the Telebond holders, and Commercial Paper Programme Holders subject to achieving sufficient quorums and voting requirements at the relevant meetings. The timeline and cost of obtaining all bond holder consents ahead of Demerger (including waivers of any potential events of default which will be caused by the Demerger) remains subject to these processes. The cost of managing the bonds may change for a number of factors including a change in foreign exchange rates, market interest rates, and the payments to bondholders in association with these transactions. It is unlikely that the Demerger will proceed in the event that the approvals from each of the relevant series of Telecom EMTN bonds and the Telebond and Commercial Paper Programme holders are not obtained. Telecom will update shareholders on an ongoing basis via the NZX, ASX and SEC with regard to the Demerger related approval processes concerning these bonds.

**Commercial Paper**

It is intended that New Telecom will continue to utilise commercial paper facilities throughout and following the Demerger.

### 8.4.5 Expected credit rating

New Telecom's credit rating is expected to remain within the 'A band' following the Demerger.

Standard & Poor's expects to assign a rating for New Telecom of A- / Stable post Demerger. Moody's have advised that, should the demerger proceed as planned, New Telecom would likely be assigned a preliminary credit rating of A3 / stable.

No other ratings agencies have consented to the disclosure of indicative ratings in this Booklet. These ratings reflect only the views of Standard & Poor's and Moody's and are not recommendations to buy or hold or sell securities.

New Telecom intends to adopt a capital structure consistent with maintaining an 'A band' credit rating. To that end, New Telecom intends to manage its debt levels to ensure that the ratio of net interest bearing debt (inclusive of associated derivatives) to EBITDA does not materially exceed 1.1 times on a long run basis which for credit rating agency purposes equates approximately to net debt to EBITDA of 1.5 times. The difference between these two ratios is primarily due to the capitalisation of operating leases.

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### 8.4.6 Treasury and interest rate management

New Telecom is expected to maintain treasury policies which are broadly consistent with Telecom's existing policies which are described as follows.

Telecom currently manages its treasury activities through a Board-approved Treasury Policy consisting of treasury governance and policy frameworks. Telecom is exposed to foreign currency fluctuations through borrowing in foreign currencies, making capital and operating expenditure purchases in foreign currencies, operating in the wholesale international telecommunications market and via the impact of foreign currency fluctuations on reported results of foreign operations.

Telecom generally funds all or a portion of its significant offshore investments in the currency of the investment, eg AAPT is funded in Australian dollars. Other than these borrowings that remain in foreign currencies and would be approximately matched against foreign denominated assets, foreign currency borrowings are hedged at inception into NZ dollars using cross currency interest rate swaps. Telecom also aims to hedge a portion of its foreign currency purchases forecast for the next 12 months via both options and forward contracts and hedge a portion of the net balance sheet position of its international operations.

The objectives of interest rate risk management are to minimise the cost of net borrowings, to manage the impact of interest rate volatility on earnings and to minimise the divergence between Telecom's effective interest rate and prevailing market interest rates. Telecom's Treasury Policy contains a benchmark of 70% of debt being subject to fixed interest rates.

New Telecom's foreign exchange risk management and interest rate risk management policies will ultimately be a matter for the New Telecom Board and senior management to develop over time and are subject to change or alteration as circumstances require.

### 8.4.7 Market risk

See note 24 to the New Telecom special purpose financial statements for quantitative and qualitative disclosures regarding New Telecom's market risk and risk management.

### 8.4.8 Off-balance sheet arrangements

Telecom does not have any off-balance sheet arrangements, as the term is defined for the purposes of Item 5.E of the Form 20-F, that have or are reasonably likely to have a current or future effect on Telecom's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

### 8.4.9 Contractual obligations and commitments

New Telecom's contractual obligations and other commercial commitments are set out in the table below. The table reflects the obligations of New Telecom using the historical financial information as the basis and adjusting for New Telecom pro forma financial information.

| 30 JUNE 2011 | | PAYMENTS DUE BY PERIOD | | | |
|---|---|---|---|---|---|
| (DOLLARS IN MILLIONS) | TOTAL NZ$M | LESS THAN 1 YEAR NZ$M | 1-3 YEARS NZ$M | 3-5 YEARS NZ$M | AFTER 5 YEARS NZ$M |
| Short-term debt | 93 | 93 | – | – | – |
| Long-term debt | 2,465 | 425 | 1,103 | 310 | 627 |
| Derivative liabilities | 998 | 376 | 165 | 109 | 348 |
| Operating leases | 619 | 97 | 143 | 102 | 277 |
| Capital expenditure | 54 | 53 | 1 | – | – |
| **Total contractual cash obligations** | **4,229** | **1,044** | **1,412** | **521** | **1,252** |

Operating expenditure commitments are not included in the table above.

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8.5 Taxation

Effecting the Demerger will require the transfer of certain assets and liabilities from Telecom to New Chorus. In the case of assets and any liabilities (excluding EMTN liabilities and related derivatives) transferred to New Chorus, provisions set out in the Telecommunications Act will apply where necessary to ensure a tax neutral outcome (that is, that the transfer to New Chorus should not result in any New Zealand tax cost or New Zealand tax advantage to the parties that would not have arisen if Telecom and New Chorus were the same person). A binding ruling has been provided by the New Zealand Inland Revenue confirming this interpretation. The most significant tax issue to Telecom from the transfer of the relevant assets to New Chorus would be that to the extent the value of fixed (ie depreciable) assets transferred to New Chorus exceeds their tax book value, depreciation expense previously claimed by Telecom would be recaptured, resulting in potentially significant levels of assessable income to Telecom. The Telecommunications Act tax provisions referred to above address this issue by providing rollover relief in respect of those depreciable assets – ie no depreciation recapture is recognised by Telecom, and New Chorus inherits the tax book value of the assets and can continue to depreciate them as if it were Telecom. This will require New Chorus to recognise a corresponding deferred tax liability in respect of those assets.

Separately, certain restructuring of borrowings under the Telecom EMTN Programme (and related derivatives) will be undertaken as a consequence of the Demerger as described in section 1.5. The usual tax consequences of those restructuring steps (rather than the tax consequences prescribed by the Telecommunications Act tax provisions) will apply, and a binding ruling has been sought from the New Zealand Inland Revenue confirming those tax consequences.

Information regarding the tax consequences of the Demerger for Telecom Shareholders in certain jurisdictions is set out in section 12.

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Risks in relation to New Chorus, New Telecom and the Demerger

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Section 9 – Risks in relation to New Chorus, New Telecom and the Demerger

9.1 Introduction

This section presents a summary of the business risks that may affect New Chorus and New Telecom following the Demerger. The risks set out in this section may adversely affect the future operating or financial performance or prospects of New Chorus and New Telecom, and investment returns on or the value of New Chorus Shares and New Telecom Shares. This section also presents a summary of the risks specifically associated with the Demerger.

This section should be read in conjunction with sections 5 to 8 which include further details on New Chorus and New Telecom and section 2 which sets out the advantages, and disadvantages of the Demerger.

9.2 Business risks specific to New Chorus

9.2.1 Risks associated with the UFB Initiative

UFB fibre network deployment costs and construction risk

Rolling out the UFB Network to New Chorus’ 24 UFB candidate areas will be a substantial infrastructure project. Although New Chorus employees and contractors have significant experience deploying communications infrastructure, including deploying over 27,600 kilometres of fibre cables over the past several decades, the UFB rollout will represent a more significant challenge in terms of scale, complexity, duration and cost. The UFB rollout will be subject to the risks that typically apply to large scale, long duration infrastructure and construction projects, including:

• underestimating costs or required timeframes;

• unanticipated delays in obtaining materials and equipment;

• shortages of labour or materials and equipment;

• increases in the cost of materials or labour that exceed inflation assumptions;

• increases in the cost of materials or equipment resulting from foreign exchange movements;

• engineering problems;

• work stoppages, particularly labour disputes at third party contractors;

• difficulties or delays in obtaining permits and approvals; and

• interruptions from adverse weather conditions.

Any of these factors could result in New Chorus failing to meet its timetable and budget estimates. Timetable delays may give rise to remedies under the UFB Agreements (see sections 4.3.1 and 9.2.2) and delay the revenues that New Chorus would otherwise earn from delivering UFB Network services.

Substantial increases in the cost of the project could adversely affect New Chorus’ return on investment, future profitability and its ability to raise capital on acceptable terms.

Uncertain end-user demand for fibre

There is limited experience either in New Zealand or internationally regarding customer appetite for fibre-based high speed broadband connectivity. Assumptions regarding the future uptake of fibre depend in part on the development of applications and services by retail service providers, internet companies and other companies and organisations that are delivered via high speed broadband and are sufficiently compelling to drive end-user uptake, as well as the quality of services provided by New Chorus. As a result, the level of future demand for services delivered via the UFB Network is highly uncertain. In addition, the effect on New Chorus’ revenue, profitability and cash flow of various fibre uptake scenarios is complex and unpredictable.

If fibre uptake in the New Chorus UFB candidate areas does not exceed 20% of total Premises with a fixed line by 30 June 2020, the rate at which dividends become payable on an increasing proportion of CFH Equity Securities will be accelerated, as will the rate at which CFH Debt Securities become repayable. This would reduce the funds available to New Chorus for other purposes, including investing in its business or paying dividends to shareholders, and may require New Chorus to increase its borrowings.

New Chorus’ future revenues and profitability will be affected by both the level of fibre uptake and the mix of fibre services sold between basic plans and higher-priced premium services. Because an end-user’s uptake of fibre will often be accompanied by an offsetting loss of revenue as the end-user disconnects from the copper network, New Chorus bears the cost of initially connecting Premises to the fibre network and the profitability of fibre services depends on the mix between lower priced basic plans and higher priced premium services, New Chorus’ profitability may be adversely affected by uptake that is either too low, too high or that is overly weighted to basic services.

9.2.2 Delivery against UFB Agreements

In order to facilitate the Demerger and New Chorus’ participation in the UFB Initiative, several key documents have been agreed with CFH (see section 4 for more details on these documents). The UFB Agreements, particularly the NIPA, contain contractual arrangements between New Chorus and CFH relating, in general, to the design, build, delivery and operation of the UFB Network. Within the UFB Agreements there are remedies available to CFH for a breach by New Chorus of its obligations and other potentially adverse consequences that create risks for New Chorus.

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UFB deployment plan delivery

The NIPA outlines the number of Premises that New Chorus is required to pass with fibre within specified timeframes through to 31 December 2019. New Chorus faces the risk that it may not meet the required Premises passed milestones due to various factors including civil construction risk, fibre installation risk or lower than expected new housing growth rates. If New Chorus does not achieve the Premises passed milestones required to meet UFB deployment targets, New Chorus may incur financial penalties depending on the level of breach. In the first instance, failure would result in liquidated damages, which are structured as daily penalties for each day in breach of the deployment target. Increased liquidated damages are payable if aggregate breaches exceed a certain level. More substantial underperformance would constitute a Material Breach, in the event of which CFH has various rights ranging from financial penalties to management step in and termination rights. See section 4.3.1 for more information regarding liquidated damages and Material Breaches of the NIPA and the related remedies available to CFH.

UFB system and product plan delivery

Also under the NIPA, New Chorus will be responsible for preparing annual system and product plans which set performance milestones in relation to specified fibre service launch dates, retail service providers ready-to-connect dates, key operating support systems and business support systems (OSS/BSS) implementation dates, and other non-core system and product milestones.

Failure by New Chorus to meet these performance milestones would result in liability to pay liquidated damages in the first instance. Failure to achieve these milestones in respect of certain core requirements for more than six months would constitute a Material Breach. See section 4.3.1 for more information regarding liquidated damages, Material Breaches of the NIPA and the related remedies available to CFH.

UFB Network and services operation and availability

The NIPA includes service levels relating to New Chorus’ operation and availability of the UFB Network and specified services. These services levels relate to provisions (ie connection of customers within agreed time periods), availability (ie restoration of service) and connection of retail service providers to the UFB Network.

Failure by New Chorus to meet these services levels would result in liability to pay service default payments in the first instance. Ongoing or more serious failure to achieve these service levels (the thresholds vary between different service levels) would constitute a Material Breach. See section 4.3.1 for more information regarding service default payments, Material Breaches of the NIPA and the related remedies available to CFH.

9.2.3 Investment grade credit rating

As a condition precedent to New Chorus’ ability to draw on CFH’s investment of up to approximately NZ$929 million under the UFB Agreements, New Chorus must obtain an investment grade credit rating. If New Chorus does not obtain an investment grade credit rating within two months after the date on which the Subscription Agreement is entered into the Subscription Agreement will terminate and New Chorus will be required to pay CFH NZ$11 million as costs reimbursement.

In such circumstances, the NIPA would also terminate and New Chorus’ and CFH’s contractual commitments in respect of the UFB Initiative would end (other than any rights that survive termination). In addition, New Chorus would not be able to call for any of the UFB investment which it would otherwise be entitled to call for in respect of Premises passed by the UFB Network up to that date.

Further, if at any time while CFH Debt Securities remain outstanding New Chorus’ credit rating falls below investment grade, New Chorus will be prohibited from paying distributions on New Chorus Shares without CFH’s approval.

Further details on New Chorus’ expected credit rating are set out in section 6.4.5.

9.2.4 Telecommunications fixed infrastructure market risk

Fixed-to-mobile substitution

There are two types of fixed-to-mobile substitution that impact telecommunications businesses, the first being where fixed line calling is substituted for mobile or calling via another technology such as Skype but the fixed line is retained by the end-user. The second is where the end-user no longer buys fixed line access at all for their telecommunications needs and instead uses mobile network access for voice and data. New Chorus will be directly exposed to this second type of fixed-to-mobile substitution. To date the impact of fixed-to-mobile substitution in general in New Zealand has been relatively low due to a number of structural factors associated with the local market such as free fixed local calling and relatively high mobile calling and data pricing. In the event that, after the Demerger, fixed-to-mobile substitution increases within the New Zealand market New Chorus could experience a decline in the total number of fixed access lines across both the copper and fibre access network. This in turn would have an adverse impact on New Chorus’ revenue and profitability.

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Fixed line access competition

Within the UFB Initiative, New Chorus has been awarded 24 of the 33 UFB candidate areas, with other local fibre companies (LFCs) being responsible for designing, building and operating the UFB Network in the remaining nine UFB candidate areas, covering approximately 30% of the total UFB coverage area. Within these nine UFB candidate areas, New Chorus faces the risk of increased competition as the LFCs look to take market share within the fixed line access market by entering into contracts with retail service providers to migrate end-users over time from the New Chorus copper-based products and services to the LFC fibre-based products and services. As the LFCs complete their networks and attract customers, New Chorus is likely to lose market share and revenue in those areas as end-users disconnect from the copper network. This is likely to have an adverse impact on New Chorus’ earnings and profitability.

9.2.5 Regulatory and Government risks

Future regulated copper and fibre prices

The prices New Chorus can charge for most of its copper-based network products and services will be regulated for the foreseeable future, and the prices for most of its fibre-based products and services are subject to a contractual agreement with CFH until 31 December 2019, and are likely to be regulated thereafter.

The framework for setting the prices of New Chorus’ regulated copper-based products and services is described in section 3.6.6. There is a risk that the regulator will set prices that do not provide New Chorus with an adequate return on its assets. In addition, if the prices that the regulator sets for copper-based products and services are significantly below the prices for comparable fibre-based services, fibre uptake may be negatively affected (see section 9.2.1). In the event of disagreements with the regulator over pricing, considerable resources and management attention may be diverted to dealing with disputes with the regulator.

While New Chorus has contractually agreed prices for fibre-based products and services with CFH, it is possible that either the Commerce Commission or the Government may nevertheless elect to impose additional regulation, including requiring lower pricing. The UFB Agreements include a mechanism for New Chorus to seek compensation from CFH in this event (see section 4.3.1 for more details). However, the compensation mechanism is limited to adjusting arrangements under the existing contracts and will not involve CFH paying New Chorus any amounts above the agreed approximately NZ$929 million investment. As a result, the compensation mechanism may not result in New Chorus being adequately compensated.

There is no certainty regarding the pricing framework that will apply to fibre-based products and services after 31 December 2019, when the contractual pricing expires. Prices may be regulated, and the regulated prices may be lower than the contractually agreed prices that previously applied, and there is a risk that the prices will be set at levels that do not provide Chorus with an adequate return on its investment.

The Telecommunications Amendment Act provides for a review of the telecommunications regulatory framework commencing before 30 September 2016, with best endeavours to complete the review by no later than 31 March 2019. The review must take into account the market structure, technology developments and competitive conditions in the industry at the time of the review, including the impact of fibre, copper, wireless and other telecommunications network investment. The review must consider whether the existing regulatory framework is most effective to promote competition, promote the legitimate commercial interests of access providers and seekers, support innovation, and encourage efficient investment. There can be no assurance that this review will not result in regulation that reduces the prices that New Chorus can charge or impose other requirements that reduce New Chorus’ profitability.

Government risk

Following the Demerger, New Chorus will operate in a highly regulated environment. New Chorus will need to ensure compliance with a variety of legislation as detailed in section 3 and could be subject to future regulatory changes and/or other Government intervention. If New Chorus breaches any of its undertakings it could face significant financial penalties. Furthermore, certain regulatory and legislative rules limit New Chorus’ ability to pursue certain business opportunities and activities and, consequently, may affect the returns it can generate on its assets. There can be no assurances gained by New Chorus as to future policies, ministerial decisions or regulatory outcomes it may face which could adversely impact New Chorus’ operations, market share, competitiveness and financial performance.

In addition to changes in laws and regulations, policies and practices of the Government and regulators may change and new political and policy developments may have an unexpected or adverse impact on market conditions which could affect New Chorus’ activities, business or practices. The above risks may increase in the event that a new Government, with policies that have adverse implications for New Chorus or the UFB Initiative, is elected.

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9.2.6 Operational risks

Concentrated customer base

Following the Demerger, New Chorus will have a concentrated customer base consisting predominantly of a small number of retail service providers. The concentration of New Chorus’ customer base heightens the risk that a dispute with a customer, or a customer’s failure to pay for services (whether as a result of a dispute or a customer experiencing financial difficulty), will have a material adverse effect on New Chorus’ cash flow and financial position.

New Chorus’ most significant customer will be New Telecom, which accounted for approximately 84% of pro forma revenues for New Chorus in FY11. Because of this dependence, any disruption to the relationship between New Chorus as a supplier and New Telecom as a customer could have a material adverse effect on New Chorus. Disputes may arise between New Chorus and New Telecom for a number of reasons, including disputes over the adequacy of products and services New Chorus provides, the level of New Chorus investment in its network and the level of customer service. In the event of a dispute, actions New Chorus takes to resolve the dispute may result in additional costs or lower revenues. If New Telecom were to withhold payments for products and services provided, New Chorus’ cash flow and financial position may be materially adversely affected. If New Telecom were to become insolvent or become subject to external administration, New Chorus could experience a material disruption to its cash flows, and its ability to pay its own suppliers and creditors.

Dependence on third party contractors and suppliers

New Chorus depends on a number of outsourcing and supply relationships with external suppliers to build, operate and maintain its copper and fibre infrastructure and access networks. See section 5.11.9 for an overview of the most important of these arrangements. Following the Demerger, New Chorus will have approximately 2,000 outsourced field service technicians, and approximately 500 internal employees. These outsourced contractors will include the field service workers that will be responsible for provisioning, maintenance and build activities associated with New Chorus’ existing copper and fibre access networks and the deployment of the UFB Network.

As a result, New Chorus will not directly control the performance of certain of its core functions, and will not directly employ many of the technicians and other personnel on which it relies. The work forces of a number of New Chorus’ contractors are unionised and have in the past taken industrial action.

Failure by contractors to perform at acceptable levels could result in additional costs and delays in performing vital functions such as service provision, maintenance and construction, and could adversely affect New Chorus’ reputation and potentially subject it to penalties under the UFB Agreements. While the agreements with the third party contractors generally contain or incorporate binding service levels and provide for remedies in the case of a failure to meet them, there can be no assurance that any remedies would be adequate to compensate New Chorus in the event of a serious failure.

In addition, New Chorus depends on third party suppliers for key materials and equipment. Failure by New Chorus’ outsourced partners to supply equipment, services or deliverables within acceptable cost, time and quality requirements could affect New Chorus’ financial position and performance. Furthermore, as a result of the Demerger, these contracts may be reviewed and New Chorus may receive less favourable terms, given its reduced size and bargaining power as compared to Telecom.

Sharing arrangements with New Telecom

Through the transitional and long term sharing arrangements with New Telecom, New Chorus will be reliant on New Telecom for the provision of certain IT systems, services and telecommunications equipment to enable the efficient and effective delivery of its products and services to its customers.

These arrangements carry a number of risks for New Chorus, including:

• unanticipated operational challenges may arise that impair the operational effectiveness of shared systems, services or equipment or require additional expenditure;

• New Telecom may not maintain assets on which New Chorus depends to a standard acceptable to New Chorus;

• the parties may disagree on future upgrades and other capital expenditures; and

• the governance and dispute resolution mechanisms in the agreements may not effectively resolve disputes between the parties, or may result in resolutions that are not satisfactory to New Chorus.

If any of these occur, New Chorus may incur additional expenditure, experience service interruptions that may result in lost revenue and management time and attention may be diverted from other priorities.

The Commerce Commission will be responsible for monitoring the sharing arrangements that will be put in place between New Telecom and New Chorus. If the Commerce Commission considers that a sharing arrangement contravenes the requirements set out in the Telecommunications Amendment Act (including that sharing arrangements must be unlikely to harm competition in any telecommunications market), the Commerce Commission may give a notice of non-compliance to each party. If the non-compliance persists, the Commerce Commission may decide on appropriate enforcement action, including requiring the parties to amend the sharing

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arrangement or seeking an injunction or a pecuniary penalty from the High Court.

There is an ability to apply to the Minister for Communications and Information Technology for exemptions from the oversight mechanisms in the Telecommunications Amendment Act. With respect to sharing arrangements, or classes of sharing arrangements, there are currently no exemptions in place and it is uncertain in what circumstances the Minister for Communications and Information Technology would grant such an exemption.

New Chorus is required to commit to a reasonable plan containing timeframes for a transition away from the sharing arrangements. This obligation is contained in the draft Copper Undertakings and New Chorus proposes to produce it approximately 12 months after separation day and then update it annually. The plan does not require fixed deadlines or milestones to be met.

IT or network system failure

New Chorus’ network infrastructure is vulnerable to damage or interruption from a range of risks, including equipment failure, cable cuts, power failures, weather, earthquake, fire and intentional damage. A number of New Chorus’ facilities, information systems and network systems are crucial to supporting its ability to provide reliable, uninterrupted customer service, and a failure of any of these could have widespread effects across New Chorus’ networks. Some of New Chorus’ systems are approaching the end of their useful lives and may not be replaced or upgraded before problems of capacity, spare parts, supplier support and increased fault levels occur. The risk of operational failure may be higher during the early phases of operating the UFB Network, due to errors in design or deployment, equipment not performing as expected, or other unforeseen operational problems.

Any interruption to the operations of New Chorus’ network could result in lost revenue, additional capital expenditure requirements, higher operating costs, damage to New Chorus’ reputation and liability to customers. If failures occur in the UFB Network, it may significantly affect end-user perceptions of the reliability of the network and result in lower fibre uptake.

Retaining employees

Following the Demerger, New Chorus may be unable to retain experienced and skilled employees. Employee exposure to significant work related pressures over recent years from the implementation of regulatory and transformational initiatives (including from the UFB process), the extended uncertainty about New Chorus’ future structure in a UFB environment and increasing employment opportunities likely to arise from the Australian NBN delivery pose a risk to New Chorus’ ability to retain experienced and skilled people and institutional knowledge. Loss of employees with key technical, service or institutional knowledge may impact New Chorus’ ability to deliver its future plans and materially affect its financial performance.

9.2.7 Other risks

Financing availability and costs

Following the Demerger, it is intended that New Chorus will commence operations with an investment grade credit rating and a certain amount of debt on its balance sheet, sized such that it can meet its UFB Network rollout and other capital commitments and be supported by the cash flows of New Chorus’ fixed line network infrastructure assets. New Chorus’ ability to maintain an appropriate capital structure for its financial profile going forward, either by refinancing debt on favourable terms or by raising new debt, may be adversely affected if financial market conditions are volatile, if New Chorus experiences a decline in its operating performance or if New Chorus is unable to operate within the credit metric thresholds applicable to its rating.

New Chorus’ key sources of liquidity in the foreseeable future are likely to be cash generated from operations and borrowings through long term and short term issuances in the capital markets as well as committed bank facilities and the entitlement of New Chorus to call for the Government’s approximately NZ$929 million investment through CFH in respect of the UFB Initiative. Future issues of debt securities may not experience strong demand. Adverse changes in credit markets or New Chorus’ credit ratings could increase the cost of borrowing and banks may be unwilling to renew credit facilities on existing terms. Any of these factors could have a negative impact on New Chorus’ access to and cost of finance.

In addition, New Chorus will no longer have the financial support or credit profile associated with being part of the single A credit rated Telecom and may have a higher cost of borrowing than Telecom does today. External financiers may also impose more stringent borrowing covenants on New Chorus than those imposed on Telecom.

New Chorus’ ability to access capital markets as a separately listed company is untested, and there can be no assurance that it will be able to access debt or equity capital on the terms assumed in its plans or on commercially acceptable terms.

Future carrying value of assets

As the UFB Network is deployed, end-users may progressively substitute traditional copper-based services in favour of fibre-to-the-premises (FTTP) based services to take advantage of improved broadband access speeds and bandwidth. Should this occur, a reduction in demand for copper-based services could result in impairments or write downs of the carrying value for existing New Chorus network and supporting technologies or the shortening of the lives of these assets.

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In addition, if there is a significant increase in fixed-to-mobile substitution, this may impact the value of New Chorus’ fixed networks, which could also result in impairments, write downs or the shortening of asset lives of New Chorus’ networks.

If realised, these outcomes may reduce New Chorus’ earnings performance over time and weaken its balance sheet.

Insurance

In September 2010 and February 2011, the Canterbury region of New Zealand suffered two large earthquakes. The widespread damage caused by these events is likely to adversely impact the insurance market, resulting in uncertainty with respect to obtaining the appropriate breadth of cover for New Chorus’ business and assets in the Canterbury region, and the increased cost of such cover.

9.3 Risks specific to New Telecom

9.3.1 Competition risks

A significant proportion of New Telecom’s revenue and profit is generated in the New Zealand telecommunications market, which is experiencing limited growth in revenue terms. Revenue from New Telecom’s fixed line calling and access has declined over recent years. This decline has been driven by competitors’ use of unbundled copper and fibre loop network services, targeting high density urban geographies. New Telecom has also experienced increased competitive intensity in the mobile market with the arrival of further competition in 2009, coinciding with a higher level of churn experienced as a result of customers transitioning off of its CDMA network due to its planned closure in 2012. New Telecom’s Australian operations are also subject to a highly competitive market. New Telecom’s ability to deliver profitable revenue growth depends on delivering on its strategic priorities. Failure to achieve profitable revenue growth through its strategic priorities may lead to a continued decline in revenue, erosion of its competitive position and might also lead to a reduction in future profitability, cash flow and to a diminution in shareholder value.

9.3.2 Operational risks

Delivery of cost base reduction

A succession of industry and regulatory changes within New Telecom’s operating environment has made it harder to maintain acceptable levels of year on year earnings performance. Consequently, the reliance on cost reduction as an earnings driver will remain an important focus for New Telecom.

New Telecom’s ability to remove costs in order to maintain or improve profitability may be impaired by a combination of factors, such as loss of focus on financial and business efficiency initiatives over the Demerger transition period, increases in costs of sale supporting revenue growth targets (particularly mobile and IT services), internal restructuring and implementing the closure and rationalisation of legacy IT platforms.

Collectively, these factors may prevent New Telecom from reducing its operating costs, placing pressure on its ongoing profitability.

Ability to contain capital spending

Following the Demerger, New Telecom will be required to maintain significant annual capital investment to operate and grow its businesses in areas such as:

• maintenance of its existing mobile networks and PSTN network and information systems and operations;

• investment in operational improvement initiatives such as operational support systems to complement new business models;

• investment to continue to support and grow broadband and mobile market share; and

• investment in assets required to meet its residual regulatory obligations.

Competitive or regulatory drivers may accelerate the need for capital expenditure in some areas. Additionally, the ability to contain capital spending is under continual pressure from the increased complexity inherent in the delivery of new and emerging technologies in response to market changes.

Accordingly, New Telecom’s capital spending requirements may exceed Management’s expectations, negatively impacting New Telecom’s return on investment, future profitability and its ability to raise future capital funds on acceptable terms. Capital constraints may impede New Telecom’s ability to pursue growth investment opportunities in key areas such as mobile, broadband and IT solutions. Should this occur, New Telecom’s ability to maintain competitive positioning and grow its future revenues may be impacted.

Sharing arrangements with New Chorus

New Telecom and New Chorus will share certain assets and systems over the medium to long term post-Demerger. New Telecom will be reliant on New Chorus for the provision of certain services, including access and services related to its local access and backhaul networks and exchange sites, repair services in relation to New Telecom’s fibre cables, access to shared information technology processes and systems owned by New Chorus, agency services for the representation of some of New Telecom’s wholesale products and transitional services in relation to property, building, facilities and site management. Failure to effectively operate the sharing arrangements on an ongoing basis could affect New Telecom’s financial position and performance.

The Commerce Commission will be responsible for monitoring the sharing arrangements that will be put in place between

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New Telecom and New Chorus. If the Commerce Commission considers that a sharing arrangement contravenes the requirements set out in the Telecommunications Amendment Act (including that sharing arrangements must be unlikely to harm competition in any telecommunications market) the Commerce Commission may give a notice of non-compliance to each party. If the non-compliance persists, the Commerce Commission may decide on appropriate enforcement action, including requiring the parties to amend the sharing arrangement or seeking an injunction or a pecuniary penalty from the High Court.

There is an ability to apply to the Minister for Communications and Information Technology for exemptions from the oversight mechanisms in the Telecommunications Amendment Act. With respect to sharing arrangements, or classes of sharing arrangements, there are currently no exemptions in place and it is uncertain in what circumstances the Minister for Communications and Information Technology would grant such an exemption.

Network and system failure

New Telecom’s network infrastructure is vulnerable to damage or interruption from a range of risks, including equipment failure, cable cuts, power failures, weather, earthquake, fire and intentional damage. A number of New Telecom’s facilities, information systems and network systems are crucial to supporting its ability to provide reliable, uninterrupted customer service, and a failure of any of these could have widespread effects across New Telecom’s networks. In FY11 multiple earthquakes in the Canterbury region impacted Telecom’s network and a number of Telecom buildings, as well as impacting Telecom customers.

Continued use of legacy technologies as major components of network and IT systems, in combination with a trend towards greater consolidation of infrastructure supporting new technologies, may increase potential for service disruptions or cause increased loss from service disrupting events, resulting in customer churn or reparations. Growth in new products and service lines may also create capacity problems, particularly in mobile and data network infrastructure.

A serious service failure could result in lost revenue, additional capital expenditure requirements, higher operating costs, damage to New Telecom’s reputation and consequently could adversely impact New Telecom’s financial performance and company reputation and may attract additional industry regulation.

IT security breaches

New Telecom will be dependent on the secure operation and resilience of its information systems, networks and data. The introduction of new products, services and online or automated customer self-service capabilities, in particular, exposes New Telecom to IT security risks and vulnerabilities that were less applicable to its legacy IT and network systems. Unauthorised users may exploit security vulnerabilities in New Telecom’s product offerings, service platforms or enterprise information systems compromising service continuity and/or the security of customer and company information and assets. This could result in:

• service or product failures resulting in financial loss and customer churn;

• reputation damage;

• legal or regulatory breaches resulting in financial penalties or damages claims; or

• fraudulent misappropriation of funds.

A serious security incident or breach could adversely impact New Telecom’s reputation and lead to a loss of customer confidence, termination of contracts and financial loss and may impair its plans to migrate customers to online service and product models.

Supplier relationships

New Telecom will continue to have a number of outsourcing and partnering relationships with external suppliers upon which it depends to operate and build its technology platforms and provide service to its customers. Failure by New Telecom’s key partners to supply equipment, services or required deliverables within acceptable cost, time and quality requirements could affect New Telecom’s financial position and performance.

AAPT’s operating performance

AAPT experienced a decline in its EBITDA during FY11 due to the sale of its consumer division in September 2010 as well as the competitive nature of the Australian market and AAPT’s shift to focus on higher margin business in the wholesale and business section of the Australian telecommunications market. Any earnings growth in FY12 would be driven mostly from the removal of cost from AAPT’s operations and growth in higher margin business coupled with stronger integration with the Australian business of Gen-i.

Should AAPT be unable to successfully implement these initiatives, earnings growth may not eventuate, reducing the returns available from New Telecom’s investment in AAPT and reducing its contribution to New Telecom’s earnings. This could result in future impairment of AAPT’s assets which could lower AAPT’s asset base and adversely impact on AAPT’s earnings.

Retention of employees

New Telecom will require employees with subject matter expertise and leadership competencies to achieve its business objectives. The significant work related pressures over the last

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few years caused by the implementation of regulatory and transformational initiatives (including from the UFB process), uncertainty about Telecom’s future structure, along with employment opportunities from the Australian NBN delivery and wider telecommunications market, may mean that New Telecom experiences difficulty retaining and attracting experienced and skilled people and institutional knowledge, which could compromise its ability to deliver on its business plans.

Radio spectrum acquisition

New Telecom may wish to acquire radio spectrum in the 700MHz band when it becomes available following the termination of analogue television transmission in 2013. This spectrum could be used for the launch of new or enhanced technologies such as LTE. The process for the allocation of this spectrum is currently unclear. The Government has recently commenced a consultation process for the allocation of this spectrum and Telecom intends to play an active part in it. At this stage, it is not clear how this spectrum will be allocated or how the price for that spectrum will be determined.

9.3.3 Other risks

Financing availability costs

Following the Demerger, it is intended that New Telecom’s credit rating will remain within the ‘A band’ and New Telecom will retain a certain amount of debt on its balance sheet, sized such that it can meet its capital commitments and be supported by cash flows of New Telecom’s businesses. New Telecom’s ability to maintain an appropriate capital structure for its financial profile going forward, either by refinancing debt on favourable terms or by raising new debt, may be adversely affected if financial market conditions are volatile, if New Telecom experiences a decline in its operating performance, or if New Telecom is unable to operate within the credit metric thresholds applicable to its rating.

New Telecom’s key sources of liquidity in the foreseeable future are likely to be cash generated from operations and borrowings through long term and short term issuances in the capital markets as well as committed bank facilities. Future issues of debt securities may not experience strong demand. Adverse changes in credit markets or New Telecom’s credit ratings could increase the cost of borrowing and banks may be unwilling to renew credit facilities on existing terms. Any of these factors could have a negative impact on New Telecom’s access to finance.

New Telecom may also have a higher cost of borrowing than Telecom does at present. External financiers may also impose more stringent borrowing covenants on New Telecom than those imposed on Telecom.

Change in assumptions that support the carrying value of New Telecom’s goodwill may lead to future impairment

As at 30 June 2011, New Telecom had NZ$106 million of goodwill on its balance sheet. New Telecom assesses the carrying value of its goodwill on a regular basis. As detailed in critical accounting policies in note 1 to New Telecom’s special purpose financial statements in section 13, this assessment is based on a number of assumptions, including expected rate of growth of revenues, margins expected to be achieved, the level of future capital expenditure required to support these outcomes and the appropriate discount rate to apply when valuing future cash flows.

Any future adverse impacts arising in assessing the carrying value of New Telecom’s goodwill could lead to future impairment that would affect future earnings and financial position.

Insurance

In September 2010 and February 2011, the Canterbury region of New Zealand suffered two large earthquakes. The widespread damage caused by these events is likely to adversely impact the insurance market, resulting in uncertainty with respect to obtaining the appropriate breadth of cover for New Telecom’s business and assets in the Canterbury region, and the increased cost of such cover.

Southern Cross Cable

Telecom has a 50% equity investment in Southern Cross, which owns and operates the Southern Cross trans-pacific submarine fibre cable, linking Australia, New Zealand, Fiji, Hawaii and the west coast of the United States.

The long term performance of Southern Cross is dependent on demand for international bandwidth, primarily from Australia and, to a lesser extent, New Zealand. Southern Cross sells capacity to a small number of telecommunications companies including Telecom. As such it has significant customer concentration risk. In addition, capacity is normally purchased by customers ahead of actual demand. There are numerous sub-sea cable operators that compete with Southern Cross and this, coupled with the finite life of the Southern Cross network, has caused year on year declines in the price of capacity. Therefore, it can be difficult to predict the level of Southern Cross sales in any particular year, and as a consequence the quantum of dividends paid by Southern Cross to its shareholders can be highly variable.

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9. RISKS IN RELATION TO NEW CHORUS, NEW TELECOM AND THE DEMERGER

9.4 Risks specifically associated with the Demerger

9.4.1 Uncertainty about the combined market value of New Telecom and New Chorus Shares

The Telecom Directors are of the view that the Demerger will maximise long term value for Telecom Shareholders. However, it is not possible to predict the market value of either New Telecom Shares or New Chorus Shares following the Demerger.

There can be no assurance that an active trading market will develop for New Chorus Shares after the Demerger, or that New Chorus Shares will trade subsequent to New Chorus’ listing at any particular price. Following the Demerger, some Telecom Shareholders may adjust their holdings in New Chorus and/or New Telecom. There is a risk that the combined market value of New Chorus and New Telecom after the Demerger will be less than the market value of Telecom immediately prior to the Demerger, particularly while the shareholder base for each company evolves. Telecom Shareholders should note that if the Demerger does not proceed, there is no assurance that Telecom Shares will continue to trade at prices in line with recent levels.

9.4.2 Potential delays or unexpected costs in establishing New Chorus as a standalone entity

Telecom’s businesses are currently supported by Telecom’s corporate and shared services infrastructure, including group accounting, treasury, taxation, legal, insurance administration, information management, purchasing services and general human resources.

Although New Chorus will be able to continue to access some of the services from New Telecom through the Transitional Services Agreement, over time New Chorus will have to replace these support services with internal capability or with third party contracts and arrangements appropriate for it as a standalone entity. There is a risk that the performance of these functions will be negatively affected during New Chorus’ period of transition to operating as a standalone entity. New Chorus may incur one-off costs to implement these processes and it may take some time to ensure that all processes are operating fully and efficiently. There is a risk that the establishment of these capabilities may take longer than expected or may involve greater costs than anticipated. In addition, Telecom employees who currently work in Chorus’ businesses will need to accept employment with New Chorus. There is a risk that some employees do not accept their offer of employment and, accordingly, that New Chorus is required to re-allocate those roles or seek new employees.

9.4.3 Uncertainty regarding final government agreements and approvals

While the UFB Agreements and the Telecommunications Amendment Act set out many of the principal terms and requirements regarding the Demerger and the CFH investment in New Chorus in respect of the UFB Initiative, each provides for certain matters to be agreed between the parties or to be subject to Ministerial approval at a later date. Until such matters are agreed and approvals granted, there can be no assurance that the final terms will not affect the commercial implications of the Demerger and the transaction with CFH in ways that are unfavourable to New Chorus, New Telecom or both, and penalties may apply for failing to meet certain requirements.

Broadly, the Asset Allocation Plan must specify how the assets and liabilities of Telecom are intended to be allocated between New Telecom and New Chorus, how each asset or category of assets will be used to provide telecommunications services to the market, and the key terms of all the intended material sharing agreements between New Telecom and New Chorus. The Asset Allocation Plan was approved by an Order in Council that came into effect on 30 August 2011, and was made on the recommendation of the Minister for Communications and Information Technology.

Telecom must ensure that the Demerger is carried out in accordance with, and gives full effect to, the approved Asset Allocation Plan. If, without reasonable excuse, it does not do so, Telecom may face a pecuniary penalty of up to NZ$10 million. On the day before the Demerger Date, changes must be made to the Asset Allocation Plan to take account of assets acquired or liabilities incurred since the date on which the plan was submitted and any trivial differences between the plan and the Demerger arrangement, and these must be documented in writing to the Minister for Communications and Information Technology and the public overview updated accordingly.

The three open access deeds of undertakings (as discussed in section 3.6.6) are currently subject to consultation and are not in final form. Accordingly there is a risk that the final forms may differ from the draft forms that are described in section 3.6.6, which could have materially adverse impacts for New Chorus. For example, the draft Copper Undertakings implements the requirement for New Chorus to commit to a reasonable plan containing timeframes for a transition to end sharing arrangements and confirms that there are no fixed deadlines or milestones required. If this were altered, or in the future there is pressure to end sharing arrangements before it makes commercial sense, there could be material implications for New Chorus and/or New Telecom.

The Commerce Commission’s approach to information disclosure by New Chorus and other LFCs is not yet clear. While the Act is explicit that information disclosure requirements will

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not require the preparation and disclosure of information as if network and wholesale activities were operated as independent or unrelated companies, there is a risk of increased or unanticipated compliance costs for New Chorus.

Similarly, the Commerce Commission’s approach to its oversight role in relation to sharing arrangements between New Telecom and New Chorus (discussed in section 10.1.3) may generate significant compliance costs for both entities. In addition, ultimately, if the Commerce Commission holds different views about compliance with the Telecommunications Amendment Act, potential variations to the arrangements or enforcement action by the Commerce Commission could have significant negative consequences for one or both entities.

The split of the obligations under the Telecommunication Service Obligation (TSO) between New Telecom and New Chorus by virtue of the creation of new deeds is not currently completed, and until it is approved, the effect on both entities remains uncertain.

9.4.4 Telecom may not be able to assign, novate, transfer or vary certain contracts or licences

Many of the contracts that New Chorus requires to conduct its business (including customer contracts, supplier contracts, and leases) were entered into and/or guaranteed by a Telecom entity that will be part of New Telecom after the Demerger. As part of the separation of New Chorus, such contracts must (to the extent possible and subject to any third party rights) be assigned, novated or varied (and, if required, in each case by agreement with the affected customer, third party supplier or landlord), so as to enable necessary benefits to be conferred on New Chorus. As at the date of this Booklet, Telecom is in the process of arranging for such contracts to be assigned, novated or varied for this purpose. In most cases, the consent of third parties will be required. Where this is the case, the third parties to such contracts may not be willing to novate or agree to assignments of, or variations to, the contracts, or to release the relevant Telecom entity from its obligations under those contracts or guarantees following the Demerger. In this event, New Telecom will continue to have obligations under these contracts, even though it will no longer have an ownership interest in New Chorus.

Further, in relation to contracts that will be assigned or novated to New Chorus or varied so as to enable New Chorus to enjoy the benefits, there are risks arising out of the fact that under the terms of the UFB Agreements, New Chorus is required to include certain provisions for supply contracts that relate to the NIPA regarding privity (allowing CFH to enforce directly against the supplier), audit and confidentiality. As a result of this, or more generally because of the assignment or novation, the third parties to such contracts may seek to alter the terms of such contracts at the time of assignment, novation or variation and/or may require additional payments as a condition of providing this consent. In addition, New Chorus will need certain licences and other intellectual property rights to conduct its operations. Some of these licences and intellectual property rights may need to be transferred from or sub-licensed by New Telecom to New Chorus or, in some cases, the relevant New Chorus entities may need to apply for new licences. There may be delays in the transfer or grant of such licences to New Chorus or additional conditions or licence fees associated with the transfer or new licence (which may result in additional expense).

9.4.5 Court approval and delay

There is a risk that the Court refuses to grant the Final Court Orders or that the granting of the Final Court Orders is delayed, in spite of Telecom Shareholder approval. The Demerger cannot be implemented without the grant of Final Court Orders.

9.4.6 Demerger taxation risks

The tax consequences for Telecom in respect of the transfer of certain assets and liabilities from Telecom to New Chorus for the purposes of the Demerger are described in section 1.11. As described in that section, it is intended that tax provisions in the Telecommunications Act will apply to the Demerger, with the intention that the Demerger (including the transfer of assets and liabilities (excluding EMTN liabilities and related derivatives) from Telecom to New Chorus to effect the Demerger) should be tax neutral from a New Zealand tax perspective for Telecom and Telecom Shareholders.

Those Telecommunications Act tax provisions will generally apply to the transfer of only those assets and liabilities that are described in a proposal approved by Order in Council made under the Telecommunications Amendment Act. If the Order in Council is not made (or if the proposal approved does not extend to all relevant assets and liabilities) then the tax provisions in the Telecommunications Act may not apply as intended, or at all. This may give rise to tax costs for Telecom or New Chorus that would not have arisen had the Telecommunications Act tax provisions applied, or may result in the implementation of the Demerger being delayed.

Information in relation to the tax consequences of the Demerger for Telecom Shareholders can be found in section 12.

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10. TRANSITIONAL AND LONG TERM COMMERCIAL ARRANGEMENTS BETWEEN NEW CHORUS AND NEW TELECOM

Transitional and long term commercial arrangements between New Chorus and New Telecom

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10. TRANSITIONAL AND LONG TERM COMMERCIAL ARRANGEMENTS BETWEEN NEW CHORUS AND NEW TELECOM

Section 10 – Transitional and long term commercial arrangements between New Chorus and New Telecom

10.1 Introduction

Following the Demerger, the assets of Telecom will be divided between New Telecom and New Chorus. As a result of this split of assets, and in order to ensure efficient use of resources and investment, New Telecom and New Chorus will enter various sharing arrangements.

10.1.1 Asset Allocation Plan

The Telecommunications Amendment Act requires Telecom to prepare an asset allocation plan, which must specify how the assets and liabilities of Telecom (as at five working days before the plan is submitted) are intended to be allocated between New Telecom and New Chorus, and must specify how each asset or category of assets will be used to provide telecommunications services to the market. The Asset Allocation Plan must also specify the key terms of all the intended material sharing agreements between New Telecom and New Chorus.

The Asset Allocation Plan is required to be approved by the Minister for Communications and Information Technology and Telecom must ensure that, if it proceeds, the Demerger is carried out in accordance with, and gives full effect to, the Asset Allocation Plan as approved by the Minister. Failure to do so, without reasonable excuse, could result in the High Court ordering Telecom to pay the Government a pecuniary penalty of up to NZ$10 million.

On 25 July 2011 Telecom submitted the Asset Allocation Plan to the Minister for Communications and Information Technology to approve. A draft overview of the Asset Allocation Plan was published by Telecom on 26 July 2011 and can be viewed at http://investor.telecom.co.nz. The Asset Allocation Plan was approved by an Order in Council that came into effect on 30 August 2011, and was made on the recommendation of the Minister for Communications and Information Technology.

10.1.2 Asset split

Following the Demerger, New Chorus’ key assets will include:

• local access, fibre, copper and physical infrastructure and buildings throughout New Zealand;

• local access electronics and aggregation; and

• operational support systems and business support systems for managing wholesale service provider customers.

Following the Demerger, New Telecom’s key assets will include:

• service platforms for voice and data applications;

• mobile network;

• national backhaul fibre network;

• some exchange buildings related to the national fibre backhaul network;

• operating support systems and business support systems for provisioning end to end services;

• sales/distribution channels and brand; and

• investment in overseas assets, including AAPT and the 50% ownership interest in the Southern Cross international cable.

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Telecom New Zealand

KEY NEW CHORUS ASSETS

Passive copper network

All access network and some backhaul fibre

Access electronics including DSLAMs and some Ethernet Aggregation switches

Most ducts and manholes

Majority of exchange buildings

Group assets that are split between New Telecom and New Chorus

Other assets including software and IT

KEY NEW TELECOM ASSETS

Mobile network towers, base stations, hardware and software

PSTN hardware and software

National transport fibre

International overseas companies, including AAPT and Southern Cross Cable Network

30 exchange buildings

10.1.3 Sharing arrangements

As a result of the allocation of assets as between New Telecom and New Chorus, and in order to continue to provide services and products after Demerger without inefficient duplication of investment or the risk of severe business interruption, New Telecom and New Chorus will obtain services from each other following Demerger.

Sharing arrangements are defined in the Telecommunications Amendment Act as arrangements, contracts or understandings between New Telecom and New Chorus for the purpose of providing either, or both, post-Demerger, with access to, or continued use of, a system, asset or service that is owned or controlled by Telecom at the close of the day before the Demerger Date (subject to certain specified exclusions). Arrangements, agreements, contracts or understandings between New Telecom and New Chorus in relation to services that are regulated by another instrument (such as a Standard Terms Determination, the deeds of undertaking as referred to in section 3.6.6, or the terms of a deemed TSO instrument) are excluded from the definition of sharing arrangements under the Telecommunications Amendment Act. Examples of the types of services that are therefore likely to be excluded from the sharing arrangements definition include fibre-based services such as Bitstream products and Direct Fibre Access (as they are expected to be regulated by the draft Fibre Undertakings); UBA Backhaul (as it is expected to be regulated by the draft Copper Undertakings); and unbundled bitstream access (as it is regulated by a Standard Terms Determination).

The Minister for Communications and Information Technology is also able to exempt arrangements from the definition of sharing arrangements. There are currently no exemptions in place.

In accordance with the Telecommunications Amendment Act, all sharing arrangements will be subject to Commerce Commission scrutiny. Specifically, the Telecommunications Amendment Act requires that all sharing arrangements:

• are recorded in writing;

• are on arm’s length terms;

• are unlikely to harm competition in any telecommunications market; and

• ensure the protection of confidential commercial and customer information.

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10. TRANSITIONAL AND LONG TERM COMMERCIAL ARRANGEMENTS BETWEEN NEW CHORUS AND NEW TELECOM

New Telecom and New Chorus must, no later than 10 working days after the Demerger Date, provide the Commerce Commission with a copy of all sharing arrangements executed prior to the Demerger Date. If New Telecom and New Chorus enter into any sharing arrangements after the Demerger Date, they must also provide the Commerce Commission with a copy of the proposed arrangement prior to execution, and a copy of the executed agreement. Both New Telecom and New Chorus are required to collect and retain information relating to the operation and performance of the sharing arrangements to enable the Commerce Commission to monitor compliance with their terms and the requirements of relevant legislation.

New Chorus is required to commit to a reasonable plan containing timeframes for a transition to end sharing arrangements. This obligation is contained in the draft Copper Undertakings and it is proposed to be produced 12 months after the Demerger Date and then updated annually. The draft Copper Undertakings do not require such a plan to include fixed deadlines or milestones.

The Telecommunications Amendment Act provides the Commerce Commission with broad investigative powers and the ability to require amendments to sharing arrangements where they do not meet the requirements of the Telecommunications Amendment Act. Failure to rectify any non-compliance or comply with an amendment direction from the Commerce Commission can result in fines of up to NZ$10 million (and NZ$500,000 per day).

A waiver has been granted by NZX from the requirement in NZSX Listing Rule 9.2.1 to obtain specific shareholder approval for the entry into the sharing arrangements.

10.2 Overview of commercial agreements between New Chorus and New Telecom including sharing arrangements

As at the date of this Booklet, the material categories of commercial agreements (including sharing arrangements) to be entered into between New Chorus and New Telecom are as follows:

• commercial service agreements for products/services provided by New Chorus;

• Shared Systems Agreement;

• Network Electronics Sharing Arrangement;

• co-location agreements (including a commercial co-location agreement and a wireless co-location agreement), a master lease, and a lease for employees;

• fibre arrangements;

• Transitional Services Agreement;

• Agency Agreement; and

• Gen-i Business Agreement.

These commercial arrangements, including sharing arrangements, will take effect from the Demerger Date.

10.2.1 Products/services New Chorus will supply to all retail service providers

Following Demerger, New Chorus will supply various products and services on commercial terms to all retail service providers, including New Telecom.

These products and services will be offered under one of three umbrella services agreements:

• the CFH Wholesale Services Agreement (WSA);

• the Chorus Services Agreement; and

• the Chorus Wholesale Services Agreement.

The terms of these umbrella services agreements vary, but are either based on templates widely used by Telecom with its existing customers or as agreed with CFH. The services and products provided under these agreements are as detailed in section 5.6.

New Chorus will also supply legacy copper Bitstream services to New Telecom under the Chorus Wholesale Services Agreement but, consistent with the draft Copper Undertakings, those services will not be available to other retail service providers. Services that supersede those legacy copper services are available to other retail service providers.

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Many of the services provided by New Chorus under these service agreements will be subject to New Chorus’ deeds of undertaking as referred to in section 3.6.6. As such the arrangements in relation to those services will not be sharing arrangements as defined in the Telecommunications Amendment Act and those services will not be subject to the requirements applying to sharing arrangements under the Telecommunications Amendment Act. Provision of those services will, however, be subject to the requirements of the relevant deeds.

The WSA, as agreed to between CFH and Telecom, will govern the supply of wholesale fibre access services to be provided by New Chorus to retail service providers.

The Chorus Services Agreement is based on the Chorus Services Agreement in use prior to the Demerger Date. The services that New Chorus will provide under the Chorus Services Agreement will be those services that were supplied by Telecom under the Chorus Services Agreement prior to the Demerger Date. The standard Chorus Services Agreement provides for the supply of services until the term specified in a Chorus Service Agreement schedule expires, the retail service provider gives New Chorus three months’ notice or on termination for default. In addition the standard Chorus Services Agreement provides that either party may end the agreement on at least six months’ prior notice.

The Chorus Wholesale Services Agreement is based on the existing Telecom Wholesale Services Agreement in use prior to the Demerger Date. The services that New Chorus will supply under the Chorus Wholesale Services Agreement will be those services that were supplied by Telecom under the Telecom Wholesale Services Agreement prior to the Demerger Date. The standard Chorus Wholesale Services Agreement provides for a term of 12 months, or until such time that the retail service provider gives New Chorus a minimum of three months’ notice or the agreement is terminated for default. Where New Telecom has particular requirements in order to meet its obligations under the TSO, these will be reflected in appropriate detail in the relevant commercial agreement between New Chorus and New Telecom. This is most relevant to the Baseband service, but will also apply to some backhaul, co-location and field services agreements.

New Chorus will also supply regulated products to New Telecom under the applicable Standard Terms Determinations.

10.2.2 Shared Systems Agreement

Chorus and Wholesale are currently provided with a range of services by Telecom’s Technology and Shared Services (T&SS) business unit including:

• shared business processes (eg Fulfil, Assure and Bill);

• technology operational management of shared IT infrastructure and systems; and

• consultation, design and build services related to shared IT infrastructure and systems.

After Demerger, the T&SS business unit will be part of New Telecom and will provide similar services to New Chorus as well as New Telecom. In order to minimise customer impact, migrations (and associated risk), industry cost and investment in legacy products, New Chorus will continue to use existing shared capability. Over time, New Chorus will develop its own independent IT systems and processes to support its structural separation and will migrate away from shared systems and processes.

The ownership of shared systems assets as reflected in the Asset Allocation Plan has been allocated between New Telecom and New Chorus in accordance with two core principles:

• allocation to the party with the predominant use of a shared system; and/or

• allocation to the party with the greatest requirement for future change related to a shared system.

The Shared Systems Agreement governs the ongoing shared systems relationship between New Telecom and New Chorus and covers New Telecom providing to New Chorus:

• technology and operations management services (provided in relation to New Chorus owned shared systems and New Chorus owned non-shared systems located in a New Telecom data centre);

• business operations services (eg Fulfil, Assure and Bill); and

• consultation, design and build services, and New Chorus providing to New Telecom:

• technology and operations management services (access to and use of New Chorus owned shared systems); and

• business operations services.

New Chorus will use existing systems, including systems developed to support the Operational Separation Undertakings, to begin developing its fibre product capability and to support its current customers. Some of these systems will be owned by New Chorus and also support New Telecom.

The overarching pricing principle for these services will be cost recovery. Costs and allocation proportions for most services will be reviewed from 30 June 2012 on six or 12 month cycles depending on service type. Ad hoc cost reviews are available for major changes that have a material effect on the costs of providing services.

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10. TRANSITIONAL AND LONG TERM COMMERCIAL ARRANGEMENTS BETWEEN NEW CHORUS AND NEW TELECOM

The costs for changes made to shared systems will be allocated as follows:

• for maintain/sustain changes, the owner of the shared system pays; and

• for all other changes, the requesting party pays.

There are a number of natural incentives for New Chorus and New Telecom to move away from this sharing arrangement over time, including:

• the cost and complexity for New Chorus operating separate technology arrangements/assets for managing fibre and copper services;

• the reduced flexibility and autonomy for each party inherent in sharing IT infrastructure; and

• the reasonable endeavours obligation for the service provider to achieve the prescribed service levels.

If either party wishes to exit use of a shared system or a related service, the parties will agree the process, timeframe and costs for exit, taking account of the necessary technical and operational requirements for exit and the remaining economic life of the affected assets (if any). The overarching principles relating to a party exiting a shared system or related service are that:

• a party should not be prevented from exiting the sharing arrangement; and

• the other party should not be unduly penalised as a result of that party’s exit. Accordingly, early exit will carry greater costs than later exit due to amortisation and completion of minimum external cost sharing contributions over time.

When a party that owns a shared system exits the use of that system, if the non-owning party was the predominant user of that system, the system will be transferred to the non-owning party. The price for the system will be calculated as the tax net book value of the system multiplied by the owner’s proportion of use of that system prior to exit.

This arrangement will be subject to a three tier governance framework and the oversight of an Architectural Governance Board, which will be responsible for managing the technical architecture relating to the shared systems. Each party will be equally represented at each level of the governance framework and decisions will be by consensus. Decisions which are referred and recommendations to the Architecture Governance Board will be guided by a set of agreed principles. At any point in the governance process, either party may require an independent facilitator to be engaged to assist in the resolution of an issue which has been referred to governance. Where the parties are unable to resolve an issue via the prescribed escalation processes, arbitration will be the final mechanism for determination of issues with certain defined exceptions expected to apply.

10.2.3 Master Network Electronics Sharing Agreement

New Chorus will grant to New Telecom and New Telecom will grant to New Chorus the right to use certain network electronics (to the extent that such equipment is used at the Demerger Date) for the life of that equipment (which is expected to vary from several months to up to ten years). The equipment covered by the Master Network Electronics Sharing Agreement includes:

• DWDM transport equipment;

• transport radio antennas and feeders;

• network routers;

• PDH equipment systems;

• SDH equipment systems; and

• ATM equipment.

The network electronic equipment included in this sharing arrangement excludes any equipment relating to New Telecom’s mobile network.

The non-owner agrees to use the network electronics on an ‘as is, where is’ basis. The owner is required to maintain the network electronics being made available to the other party without reference to the other party’s interests (ie it cannot discriminate between those assets it uses itself and those assets it makes available to the other party in accordance with these arrangements).

The major costs associated with the network electronics subject to this sharing arrangement are fixed usage costs for three years, charges incurred in undertaking agreed adds, moves and changes to the assets (carried out and paid for by New Chorus under the arrangements detailed in this section 10.2) and costs arising out of new investment which will be calculated on a pro rata basis with reference to the usage of the relevant network electronics assets.

Either party may undertake new investment provided that investment does not have a detrimental effect on the other party. Business-as-usual investment by a party in its network electronics assets that may have a detrimental effect on the other party must be consistent with the owning party’s investment plans and forecasting, or as otherwise agreed with the other party.

If either party wishes to exit use of a network electronics asset, the parties will agree the process, timeframe and costs for exit, taking account of the necessary technical and operational requirements for exit and the remaining economic life of the affected assets (if any). The overarching principles relating to a party exiting a network electronics asset are that:

• a party should not be prevented from exiting the sharing arrangement; and

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• the other party should not be unduly penalised as a result of that party’s exit. Accordingly, early exit will carry greater costs than later exit due to amortisation and completion of minimum external cost sharing contributions over time.

When a party that owns a shared networks electronic asset exits use of that asset, if the non-owning party was the predominant user of that asset, the asset will be transferred to the non-owning party. The price for the asset will be calculated as the tax net book value of the asset multiplied by the owner’s proportion of use of that asset prior to exit.

This arrangement will be subject to a similar governance escalation process to that described in section 10.2.2 in relation to shared systems.

10.2.4 Co-location Agreements, Master Lease and Lease for Employees

Following the Demerger, the split of assets between New Chorus and New Telecom will result in some exchanges being retained by New Telecom, with a majority being owned by New Chorus. Access to these exchanges is crucial to each party so that they can continue to access their assets and equipment to provide services to their customers and meet the appropriate service levels.

It is proposed that there will be four categories of arrangements from a property perspective:

• Where Party A occupies a room or other defined and separately delineated space within Party B’s exchange, and that space is exclusively occupied by Party A, then a lease will be granted by Party B to Party A in the form of the master lease. It is anticipated that this arrangement will be the predominant arrangement to be used for New Chorus in New Telecom exchanges.

• Where Party A owns equipment within Party B’s exchange, but this equipment is intermingled with other equipment (whether owned by Party B or another third party) such that the space is not exclusively occupied by Party A, Party A will be granted a licence in the form of a commercial co-location agreement.

• The third category of arrangement is for non-exchange buildings, predominantly mobile/radio sites. Where there is a shared use, the other party will be granted occupational rights based on New Chorus’ wireless co-location product, which is an industry standard. Where it is appropriate to the space to be used and occupied by the grantee, a lease will be granted.

• The final category relates to employees of either party who, following Demerger, will be working within a building owned by the other party. A short term lease at a commercial rent will be granted to the non-owner in respect of the space occupied by its employees.

The agreements governing occupational rights in buildings will include covenants pursuant to which the owner will agree to maintain the building and building services in accordance with its existing state.

Telecom’s exchanges are currently categorised using ‘tiers’ which reflect the infrastructure including power and building services available in each exchange. Charges are based on the relevant tier, reflecting the costs of providing co-location services in the building. The concept of the tier standard already exists in current co-location arrangements with third parties for space in Telecom’s exchanges. The master lease and commercial co-location prices are based on the tier status of the building, both where New Telecom will be the landlord and where New Chorus will be the landlord. Chorus currently offers co-location services to the market using this pricing construct. Pricing for wireless co-location and office space occupied by employees will be market based.

The term of the master leases to be granted to New Chorus will be up to 35 years (including renewals) and those to be granted to New Telecom will be up to nine years (including renewals) or more. The terms for the commercial co-location agreement are anticipated to be nine years (including renewals) for licences granted to New Telecom (however, in relation to PSTN equipment, in the event that New Chorus’ fibre investment plan has the effect of requiring New Telecom to stay beyond the term, then the term will roll over accordingly). In each case, rent will be paid monthly.

10.2.5 Fibre Arrangements

In relation to fibre, New Chorus and New Telecom have agreed to enter into a Master Fibre Repair Agreement which provides that New Chorus will repair New Telecom’s fibre to agreed minimum specifications where it is damaged or suffers degradation over its life.

In accordance with the Asset Allocation Plan, ownership of Telecom’s existing fibre (excluding fibre associated with international services) will be split on Demerger between New Chorus and New Telecom so that New Telecom will retain ownership of the fibre capacity on certain national transport fibre links and backhaul links that are crucial to New Telecom in order to continue to provide telecommunications services to its customers and New Chorus shall own the rest of Telecom’s existing fibre.

New Telecom shall have the following interests in fibre upon Demerger:

• where fibre was owned by Telecom, ownership in that fibre will be split between New Telecom and New Chorus; and

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10. TRANSITIONAL AND LONG TERM COMMERCIAL ARRANGEMENTS BETWEEN NEW CHORUS AND NEW TELECOM

• where Telecom had an interest (by way of a licence, indefeasible right of use or other access right) in fibre owned by a third party, New Chorus and New Telecom shall enter into a separate contractual arrangement to permit access or use of the relevant fibre (to the maximum extent permitted by the relevant third party agreements), such that New Telecom will retain ownership (or interests to the extent permitted by the second bullet point above) in fibre strands required to deliver a diverse national backhaul network.

The Master Fibre Repair Agreement provides that repair of the New Telecom fibre will be conducted by New Chorus and the costs paid by New Telecom for such repairs shall be based on a pro-rata recovery of actual costs incurred apportioned between the parties in proportion to the ownership of the fibre strands at the point where the repair is made.

After the later of 25 years from the date of installation of the relevant fibre or 90 months from the Demerger Date (a sunset period), New Chorus will no longer be obliged to contribute (on a proportional basis) to the cost of repairs/replacement of degraded fibre to bring such fibre up to a ‘minimum specification’, where New Chorus itself does not also require such repairs to its own fibres. There is no sunset period relating to the cost sharing of repair/replacement of fibre damaged by an event (such as a digger cutting through a cable). In these cases the costs of repair/replacement shall be shared (on a proportional basis) for as long as the fibre has a ‘useable life’.

All existing access rights will be transferred to New Chorus on an ‘as is’ basis and New Telecom accepts that New Chorus’ repair obligations will be subject to those access rights.

The Master Fibre Share Repair Agreement shall continue until New Telecom ceases to hold any interests in the New Telecom fibre or it is otherwise terminated in accordance with its terms. There will be a reciprocal mechanism for each party to give written notice that it has relinquished its fibre or that its interest in specified fibre has been extinguished.

10.2.6 Transitional Services Agreement

In the short to medium term following Demerger (expected to be between six and 31 months), certain corporate and enterprise capabilities that were provided centrally prior to Demerger will continue to be required by both New Chorus and New Telecom while each party is given sufficient opportunity to independently develop its own capabilities or to engage third parties for the provision of the required services. In addition, New Chorus will continue to provide services, primarily in the property and records area, where these services were provided to the whole of Telecom prior to Demerger. These services are to be provided under a Transitional Services Agreement for a transitional period. The Transitional Service Agreement will also record the process for completing the transfer of assets which were not able to be transferred on the Demerger Date.

The majority of services supplied under the Transitional Services Agreement will be provided from the Demerger Date until 30 June 2014, unless the Transitional Services Agreement specifies otherwise or the customer elects early termination of the service. Early termination of a service may occur where the customer provides notice (in most cases, no less than six months prior to termination) to the supplier, subject to the following:

• the services to be terminated will not affect the provision of any other transitional services; and

• where the supplier incurs additional cost or liability due to the termination, the customer will bear the costs of, and liabilities associated with, such termination.

The Transitional Services Agreement requires the services to be provided to the same level as those services were provided immediately prior to the Demerger (to the extent that such services were provided prior to the Demerger). Consistent with similar transitional arrangements in other major transactions involving a separation of businesses, there will not be financial consequences to a party for failure to meet service levels, with a view to creating incentives for the parties to move away from the services onto either an internally provided service or an alternative provider within the transitional term.

The pricing principle for these services is cost recovery. Some services have a non-adjusting fixed cost-basis. Other service charges and the allocation of cost proportions between the parties will be reviewed from 30 June 2012 on six or 12 month cycles depending on the type of cost or proportion. Ad hoc cost reviews are available for major changes that have a material effect on the costs of providing services.

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10.2.7 Agency Agreement

In order to meet industry preference and to satisfy New Chorus’ open access deeds of undertaking to provide UBA services bundled with a local access and calling service, New Chorus will provide agency services to New Telecom only, in relation to the sale and management of agreed parts of New Telecom’s wholesale services portfolio (in addition to the local access and calling service).

Other retail services providers have specifically requested that certain wholesale services be available from New Chorus as a ‘one-stop shop’ avoiding the need for these retail service providers to deal with both New Chorus and New Telecom in relation to the relevant wholesale product set.

The services to be provided by New Chorus under this sharing arrangement include:

• PSTN resale services (including Homeline and Business Line, smartphone Services and NCA Activation);

• legacy data services, including grandfathered Bitstream services; and

• commercial wholesale services.

As New Telecom’s agent, New Chorus will be responsible for:

• managing the day-to-day relationship with the retail service provider, specifically including account management and service delivery management;

• performing business communications and marketing functions between New Telecom and the retail service provider; and

• performing certain specified services, including:

– order capture and entry; and

– (billing, collection and managing billing enquiries and disputes.

New Telecom will be responsible for:

• retaining the commercial (contractual) relationship with the service provider (ie contracts managed by the agency are between New Telecom and the other service providers);

• owning the products (eg product life cycle management, development and profitability);

• providing the product/service;

• reporting the gross customer revenue (excluding UBA and any other New Chorus services that are sold together with the agency related services);

• paying for all costs including product inputs (eg copper input products) and the agreed agency fee; and

• carrying the credit risk of a default by the other retail service provider.

New Telecom and New Chorus have limited rights to terminate the Agency Agreement during its first five years. The Agency Agreement is non-exclusive and New Telecom is free to develop its own separate channel for these products. Where New Chorus is still subject to a regulatory requirement to provide bundled UBA and local access and calling services, New Telecom must make available any necessary inputs to enable New Chorus to meet such regulatory requirements. The Agency Agreement cannot be terminated until the terms on which such inputs are to be provided have been agreed.

New Telecom will pay New Chorus a cost based agency fee plus a margin which is at risk for failure to meet certain service levels. Payments under the Agency Agreement do not relate to revenue targets for New Chorus sales of New Telecom products and pricing for the New Telecom products is set by New Telecom. The service fee is fixed to 30 June 2012 and thereafter reviewed annually.

10.2.8 Gen-i Business Agreement

New Telecom will provide mobile and fixed telephony products to New Chorus under the Gen-i Business Agreement. The term of this agreement is up to 36 months or until such time that either party terminates the service (with three months’ written notice and payment of any early termination charges) or until Gen-i provides notice of the cessation of any service.

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11. ADDITIONAL INFORMATION

Additional information

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11. ADDITIONAL INFORMATION

Section 11 – Additional information

11.1 Main terms of offer

Issuer

The issuer of the New Chorus Shares is Chorus Limited (New Chorus).

The registered office of New Chorus is Level 2, Telecom Place, 167 Victoria Street West, Auckland 1142, New Zealand.

On or around the Demerger Date, the registered office of New Chorus will be changed to 68-86 Jervois Quay, Wellington 6011, New Zealand.

Description of securities offered

If the Demerger proceeds, fully paid ordinary shares in New Chorus will be issued to Telecom and distributed to Eligible Shareholders and to the Sale Agent.

Maximum number

If the Demerger proceeds, on the Demerger Date New Chorus will issue to Telecom a number of New Chorus Shares such that Telecom holds one New Chorus Share in respect of every five Telecom Shares held by each Telecom Shareholder as at the Record Date. Any fractional entitlement of a Telecom Shareholder to New Chorus Shares will be rounded to the nearest whole number of New Chorus Shares, which may be zero. All New Chorus Shares held by Telecom will then be distributed to Eligible Shareholders and to the Sale Agent in respect of Ineligible Shareholders. The maximum number of New Chorus Shares to be issued under the Demerger will therefore be approximately equal to one-fifth of the number of Telecom Shares on issue as at the Record Date, less the 100 New Chorus Shares issued to Telecom on incorporation of New Chorus and subject to rounding.

Price or other consideration

No moneys are payable by Telecom Shareholders in respect of New Chorus Shares issued under the Demerger. On the Demerger Date, the Demerger Distribution to which Telecom Shareholders are entitled in respect of Telecom Shares held at the Record Date will be automatically applied to acquire the relevant number of New Chorus Shares to be transferred to the Telecom Shareholder or, in the case of an Ineligible Shareholder, to the Sale Agent. The amount of the Demerger Distribution will be ascertained by reference to the volume weighted average price of the New Chorus Shares as traded on the NZSX over the last five trading days prior to the Demerger Date.

In accordance with the deposit agreement governing Telecom’s ADS programme, the ADS Depository will charge ADS Holders a fee of US$0.02 per New Chorus ADS in connection with the distribution, and any applicable taxes and other charges must also be borne by the ADS Holder.

11.2 Name and address of offeror

The offeror of the New Chorus Shares distributed to Eligible Shareholders and the Sale Agent under the Demerger is Telecom Corporation of New Zealand Limited (Telecom).

The registered office of Telecom is Level 2, Telecom Place, 167 Victoria Street West, Auckland 1142, New Zealand.

The consideration to be received by New Chorus in respect of the issue of New Chorus Shares to Telecom in relation to the Demerger will be determined in accordance with the Separation Arrangement Plan set out in section 16.

11.3 Details of incorporation of issuer

Chorus Limited (company number 3454251) was incorporated as a New Zealand limited liability company under the Companies Act on 1 July 2011.

There is no place in New Zealand where a public file relating to New Chorus is kept. The public register relating to New Chorus can be viewed on the Companies Office website at www.business.govt.nz/companies.

11.4 Names, addresses and other information

Details

As at the date of this Booklet, the following persons are directors of each of Telecom and New Chorus:

Director Principal residence

• Wayne Robert Boyd Auckland

• Murray James Horn New Plymouth

• Paul Joseph Reynolds Auckland

• Kevin John Roberts Auckland

• Susan Jane Sheldon CNZM Christchurch

• Ronald Joseph Spithill Sydney

The persons who will be appointed directors of New Telecom on Demerger are:

Director Principal residence

• Justine Bronwyn Gay Smyth Auckland

• Mark John Verbiest Wellington

• Charles Trevor Sitch Melbourne

• Maury Jane Leyland Auckland

• Paul Berriman Hong Kong

Murray Horn, Paul Reynolds and Kevin Roberts will each remain a director of New Telecom after the Demerger (provided Murray Horn and Kevin Roberts are re-elected by Telecom Shareholders at the Shareholder Meeting).

A brief description of the qualifications of each New Telecom director is set out at section 7.7.2.

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The address in New Zealand at which each of the current directors of Telecom and each person who will be appointed a director of New Telecom on Demerger may be contacted is the address of Telecom’s registered office, which is set out in section 11.2.

The persons who will be appointed directors of New Chorus on Demerger are:

Director Principal residence

• Prudence Mary Flacks Queenstown

• Jonathan Peter Hartley Wellington

• Keith Sharman Turner Wellington

• Anne June Urlwin Wanaka

• Clayton Gordon Wakefield Auckland

Sue Sheldon CNZM will remain a director of New Chorus after the Demerger.

A brief description of the qualifications of each New Chorus director is set out at section 5.9.2.

The address in New Zealand at which each of the current directors of New Chorus and each person who will be appointed a director of New Chorus on Demerger may be contacted is the address of New Chorus’ registered office, which is set out in section 11.1.

Bankruptcy

No current director of Telecom or New Chorus and no person who will be appointed a director of New Telecom or New Chorus on Demerger has, during the five years preceding the date of this Booklet, been adjudged bankrupt or insolvent, convicted of a crime involving dishonesty, prohibited from acting as a director of a company, or placed in statutory management, voluntary administration, liquidation or receivership.

Advisers

The names of the auditors, the Share Registrar, the United States ADS Depositary, the financial advisers and the solicitors who have been involved in the preparation of this Booklet are set out in the Corporate Directory in the inside back cover.

Experts

The following experts have been named in this Booklet:

Grant Samuel

Level 31

Vero Centre

48 Shortland Street

Auckland

New Zealand

International Data Corporation (IDC)

Level 11

203 Queen Street

Auckland

New Zealand

A statement of qualifications for each of the experts named in this Booklet is as follows:

Grant Samuel

The Grant Samuel group of companies provides corporate advisory services (in relation to mergers and acquisitions, capital raisings, corporate restructuring and financial matters generally) and property advisory services and manages private equity and property development funds. One of the primary activities of Grant Samuel is the preparation of corporate and business valuations and the provision of independent advice and expert’s reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 400 public expert and appraisal reports.

The persons responsible for preparing the Independent Expert report in respect of the Demerger on behalf of Grant Samuel are Michael Lorimer, BCA, Simon Cotter, BCom, MAppFin, F Fin, Peter Jackson, BCom, CA and Christopher Smith, BCom, PGDipFin, DipAppFin. Each has a significant number of years of experience in relevant corporate advisory matters.

IDC

IDC (International Data Corporation) is a foremost market research and intelligence business with over 1000 analysts in 110 countries. It is the wholly-owned subsidiary of International Data Group (IDG). In 2010, IDG had revenues of US$3.16 billion and approximately 13,150 employees worldwide. Still privately held, IDG was founded in 1964.

I.D.C New Zealand Limited (IDC NZ) is a wholly-owned subsidiary of IDC and was incorporated in 1991. IDC NZ’s team of thirteen analysts and event managers deliver research, market sizing, consulting and event services to the information, communications and technology (ICT) sectors.

Each of the parties named above has given and has not, before distribution of this Booklet, withdrawn its written consent to the distribution of this Booklet with its statements and reports (where applicable) included in the form and context in which they are included.

Neither of the parties named above is, or is intended to be, an officer, director or employee of, or professional adviser to, New Chorus or New Telecom.

Underwriter

The Demerger is not being underwritten.

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11. ADDITIONAL INFORMATION

## 11.5 Substantial holders of Telecom Shares

According to information publicly available to Telecom via notices filed pursuant to the New Zealand Securities Markets Act 1988, the beneficial owners of 5% or more of Telecom Shares as at 5 September 2011 were as follows:

| Owner | Number owned as at 5 Sept 2011 | Percentage of class at 5 Sept 2001[1] |
|---|---|---|
| Schroder Investment Management Australia Limited | 159,174,219 | 8.27% |
| AMP Capital Investors (New Zealand) Limited | 109,981,249 | 5.71% |

1. The percentages quoted are based on the issued share capital of 1,924,707,065 as at 5 September 2011. Accordingly, the percentages may differ from those notified to NZX by the shareholder at the time of the transaction.

Substantial security holders have the same voting rights as other Telecom Shareholders.

## 11.6 Business activities of Telecom

Telecom is the largest provider of telecommunications and IT services in New Zealand (by revenue, customers and assets), offering a comprehensive range of products and services to consumer and business customers. Telecom's business units currently comprise Chorus, Wholesale & International, Retail, Gen-i, and AAPT and they are supported by a technology and shared services unit (T&SS). In addition to these operating segments, the results of which are reported to Telecom's CEO, there is also the Product Business Unit and a corporate centre.

### Chorus

Chorus operates New Zealand's largest local telecommunications access network. A range of telecommunications companies use this network to deliver phone, data and broadband services to New Zealanders.

Chorus builds and maintains the telecommunications network, as well as installing and repairing phone, data and broadband connections.

In addition to deploying Telecom's fibre-to-the-node (FTTN) programme to extend the fibre network and enable the delivery of high-speed broadband to New Zealand, Chorus is also responsible for the unbundling of exchanges and cabinets, the selling of UCLL lines and the provision of backhaul and co-location services to telecommunications providers. Chorus also provides a range of field and building services.

### Wholesale & International

Wholesale provides broadband, business data, voice and interconnect products and services to business units of Telecom and telecommunications service providers in New Zealand. These products and services are provided either as inputs that allow Wholesale's customers to build and deliver their own tailored services or on a resale basis allowing customers to resell the equivalent of retail based services to their own customers. Wholesale also manages Telecom's internet carriage and transit to and from New Zealand and Australia, over the Southern Cross and SMW3 cables, with a range of peering networks in the United States and Australia, as well as providing data services in North America and Australia.

International provides international voice services to other Telecom business units and to over 100 global customers, serviced through points of presence in North America, Europe and Asia.

### Retail

Retail provides mass-market products, services and support to consumer and small and medium-sized enterprise (SME) customers. As a retail service provider, Retail provides fixed line calling and access products, broadband, dial-up and online offerings, and mobile voice, data, messaging and multimedia services.

### Gen-i

Gen-i provides ICT solutions for business clients across New Zealand and Australia and has over 3,300 business customers. Gen-i's earnings growth is built on leadership in networked IT and managed solutions in fixed and mobile and delivering operational efficiencies and simplification as customers migrate from legacy to IP and fibre-based solutions.

### AAPT

AAPT is an Australian telecommunications provider that owns and operates its own national voice and data network. This includes 11,000 kilometres of interstate fibre, its own data centres in major capital cities, fibre access to 1,300 buildings and midband ethernet in over 180 exchanges. AAPT has access to DSL coverage in over 380 exchanges focused on the major Australian cities and large metropolitan areas.

### Technology & Shared Services

T&SS maintains and develops all of Telecom's New Zealand shared IT and network operations. The T&SS team ensures Telecom's IT, infrastructure and architecture is aligned with the wider Telecom Group's business objectives. In addition to the core technology teams, the shared services division of T&SS supports Telecom in areas such as supply chain, provisioning, billing, engineering, operations and information management.

226 Telecom 2011

Corporate

Telecom is supported by a corporate centre, which provides leadership, finance, communications, strategy, human resources and legal functions for the Telecom Group.

11.7 Prospects and forecasts

Although the market outlook for New Chorus is expected to be broadly in line with that experienced by the relevant Telecom business units in recent times, there are significant levels of uncertainty with respect to several aspects of the business operations in the near term. This is driven in part by uncertainty with respect to the initiation of the deployment of the UFB Network, the potential increase in fixed line access competition, and the remaining uncertainty with respect to the regulatory regime.

Section 9.2 details various risks that may also impact New Chorus business operations and financial performance, including its prospects. The outlook set out below is based on the current strategy of the New Chorus management team. No representation or warranty is given that the occurrence of the events expressed or implied in the statements below will actually occur.

UFB Network rollout

As part of the UFB Agreements, New Chorus has committed to deploy the UFB Network past 830,900 Premises by 31 December 2019. Within the initial phase, the New Chorus management team expects to deploy the UFB Network past approximately 149,000 Premises by 2013. The New Chorus management team will work closely with CFH to develop the annual deployment and system plans to achieve this rollout target. Although New Chorus has experience in deploying fibre networks, the UFB Initiative is a significant infrastructure project that, particularly in the initial phase, has uncertainties and risks.

Industry competition

The New Chorus management team expects that competition within the New Zealand fixed line access market will increase over time as it is expected that existing fixed access network providers will look to compete against the UFB Network in order to retain their market share. The New Chorus management team also expects that the LFCs in UFB candidate areas which were not awarded to New Chorus will look to compete against New Chorus’ existing fixed access network as they begin to establish a presence in those areas.

As highlighted in section 3.2, fixed-to-mobile substitution in New Zealand is currently relatively low when compared to other developed markets. Management expects that there will be a modest increase in the near term in mobile only households as the trend towards mobile voice and data continues. As a result of fixed-to-mobile substitution, it is expected that the number of fixed line connections within the New Zealand market will continue a slow decline and, as a consequence, this is expected to have a marginal impact on New Chorus’ revenues in the near term.

Regulatory regime

If the Demerger proceeds, the Telecommunications Amendment Act establishes a substantially revised regulatory regime which may impact on New Chorus’ financial performance.

Changes to copper regulated pricing include:

• UCLL and SLU prices, which are currently geographically de-averaged (as described in section 3.6.6), will be geographically averaged three years after the Demerger Date. The Commerce Commission will be responsible for determining the averaged UCLL and SLU prices and is required to make reasonable efforts to do so before the Demerger Date. The level of the UCLL and SLU prices is not certain. Regulation may either raise or lower copper prices before or after the Demerger Date. The Commerce Commission has announced that it has also commenced a review of the de-averaged UCLL price, which it expects to finalise before the Demerger Date (see section 3.5.4 on existing pricing and section 3.6.6 on changes to that pricing). A lower UCLL price may negatively impact on the financial performance of New Chorus and also potentially result in lower uptake of fibre. Higher prices may negatively impact on the financial performance of New Telecom, while New Telecom could also be adversely affected if the Commerce Commission’s review of UCLL pricing results in a steeper fall in the de-averaged urban UCLL price than in the averaged UCLL price.

• For three years from the Demerger Date, the price for UBA services will be ‘frozen’ for existing instances of UBA. For new instances of the naked UBA service the price will include the geographically averaged UCLL input. The Commerce Commission has commenced the process of reviewing the geographically averaged and de-averaged UCLL price. Any change to the UCLL price may impact on the naked UBA price, as the UCLL price is an input to the naked UBA price. From three years after the Demerger Date, the UBA price will transition to a cost-based pricing methodology. This transition may result in lower regulated UBA prices.

There are not expected to be any other significant changes to any relevant determinations made under the Telecommunications Act as a result of the Demerger. However, the Commerce Commission’s normal role of monitoring, investigating and regulating telecommunications services will continue and there is no guarantee that changes to Standard Terms Determinations will not occur in the future which could impact on the earnings of New Chorus.

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11. ADDITIONAL INFORMATION

The UFB Agreements specify agreed terms (including pricing) relating to the provision of specific fibre access products and services for the period of the UFB deployment. This gives New Chorus a level of certainty with respect to the terms on which it will provide specific fibre access network products and services until 31 December 2019. The Government will retain the ability to amend the regulatory regime within this period. However, the UFB Agreements contain a contractual mechanism that will require CFH to compensate New Chorus if certain regulatory changes cause actual costs for New Chorus or a loss of value for New Chorus of the benefits of the NIPA. This compensation is limited to a value of NZ$350 million and will be provided by adjustments to the existing contractual arrangements, such as a deferral of repayments. CFH will not be required to pay any additional amounts of cash beyond the approximately NZ$929 million of Government investment to which New Chorus will have an entitlement (at its election).

Additional corporate operating and other costs

In addition to the costs associated with the transaction it is expected that there will be additional costs for both entities. This includes additional capital and operating expenditure for both New Chorus and New Telecom for network equipment and systems that enable the entities to operate on a stand-alone basis. Until all separation agreements are fully finalised the total amount of these costs, the split of the costs between New Telecom and New Chorus and the period over which the costs will be incurred is not known.

In addition, New Chorus management expects it may incur additional operating costs associated with the operation of a number of separate corporate functions or the reduction in purchasing power as a smaller company post-Demerger.

Debt

It is anticipated that, at Demerger, New Chorus’ net interest bearing debt (inclusive of associated derivatives) will be approximately NZ$1,700 million. Total facilities available will be up to NZ$2,000 million as described in section 1.5. In assigning their preliminary credit ratings to New Chorus, the rating agencies have taken into consideration the Telecom Board’s expectation with respect to capital structure and the capital policies that will be put in place at the time of the Demerger.

Dividends

The dividend policy of New Chorus will be determined by the New Chorus Board at its discretion and may change over time. It is anticipated that for FY12 New Chorus will adopt a dividend policy to pay out 25 cents per New Chorus Share per annum (noting that one New Chorus Share will be issued for every five Telecom Shares, and therefore each Eligible Shareholder will hold one-fifth of the number of New Chorus Shares as they held New Telecom Shares on the Record Date (subject to rounding)). This policy is subject to there being no material adverse changes in circumstances or operating outlook.

The Demerger will occur part way through FY12, and as a result the FY12 New Chorus dividend payout will be prorated to reflect only the post-Demerger period. It is expected that New Chorus’ first dividend will be declared post 30 June 2012.

On Demerger, New Chorus will have a nil imputation credit balance. Dividends paid will be imputed to the extent possible. The New Chorus Board may choose to adopt a dividend reinvestment plan over time, but no dividend reinvestment plan will be available to New Chorus Shareholders at the time of Demerger.

11.8 Provisions relating to initial flotations and minimum subscription

A brief description of the plans that the directors of New Chorus have in respect of New Chorus during the year commencing on the date of this Booklet is set out in section 5. The sources of finance that will be utilised for these plans include the CFH investment, operating cash flows, working capital, borrowings and other financial accommodation as appropriate. A description of the proposed funding arrangements in respect of New Chorus is set out in section 6.4.4.

11.9 Prospective financial information

Telecom has not included prospective financial statements that comply with FRS-42 for New Telecom and New Chorus in this Booklet because (i) it is potentially misleading to prepare short term forecasts for New Telecom and New Chorus, and (ii) Telecom considers that this information would not assist shareholders to evaluate the merits of the Demerger.

It is potentially misleading to prepare short term forecasts for New Telecom and New Chorus because the financial results of each of New Telecom and New Chorus are likely to be significantly affected by the ongoing evolution, competition, technological change, pricing changes and regulatory changes in the telecommunications sector. As a result of these factors, Telecom believes that any forecasts will be unreliable and potentially misleading.

228 Telecom 2011

In addition, Telecom considers that short term forecasts would not assist shareholders to evaluate the merits of the Demerger as this requires consideration of both quantitative and qualitative factors on a relative basis over a long time horizon. The evaluation of the financial merits of the Demerger involves an assessment of the relative returns of demerging versus competing against Government backed fibre network providers. There is a significant risk that short term forecasts for New Chorus and New Telecom may be misleading when shareholders evaluate the Demerger, particularly where all future scenarios relating to Telecom, New Chorus and New Telecom involve significant and enduring change to Telecom’s current business and operating environment.

The evaluation of the financial merits of the Demerger involves a relative assessment of long-dated (beyond 10 year) trends which are inherently uncertain but which are important drivers of the relative value of each of Telecom, New Telecom and New Chorus. Short term forecasts would offer little insight into, and may result in a misleading view of, factors such as:

• the economic consequences of ongoing evolution, competition and technological change within the broader telecommunications market;

• future pricing;

• the relative future success of and take up on fixed and mobile networks;

• the future regulatory environment, both during the contracted period of the UFB build and thereafter; and

• likely long run market shares.

Telecom expects that each of these factors would affect the relative prospects of each of Telecom, New Telecom and New Chorus.

The Independent Expert’s report provides further background on the impact of these long dated factors on the merits of this proposal. In addition, financial information that is intended to assist readers to understand the financial position of New Chorus and the historical financial performance of the operations and assets that will comprise New Chorus following the Demerger is set out in sections 5 and 6. The advantages and disadvantages of the Demerger are set out in section 2, and the risks in relation to New Chorus, New Telecom and the Demerger are set out in section 9.

11.10 Description of asset split

A description of the proposed split of assets held by Telecom as at the date of this Booklet between New Telecom and New Chorus is set out in section 10.1.2. Telecom’s objective in undertaking the asset split is to create two sustainable companies and to meet the requirements of the Telecommunications Amendment Act.

11.11 New Chorus’ participation in the UFB Initiative

New Chorus will be the cornerstone partner in the New Zealand Government’s UFB Initiative, which aims to deliver ultra-fast broadband via a fibre-to-the-premise (FTTP) access network to over 75% of New Zealanders by the end of 2019. New Chorus will be responsible for deploying the network past 830,900 Premises in 24 of the 33 UFB candidate areas across New Zealand, equivalent to approximately 70% of the coverage area of the UFB Initiative. New Chorus also has the opportunity to engage in partnering discussions with local fibre companies (LFCs) in areas where Telecom was not awarded the UFB contract, potentially increasing its fibre network coverage.

The agreements providing for New Chorus’ participation in the UFB Initiative (the UFB Agreements), including the consequences if New Chorus is unable to meet its obligations under those agreements, are described in detail in section 4. The key UFB Agreement is the Network Infrastructure Project Agreement (NIPA). The NIPA covers the following matters:

• the design, build and operation of a fibre fixed line network in the 24 UFB candidate areas awarded to Telecom by CFH;

• governance of the New Chorus fibre network business (including CFH’s role in the governance of the fibre network business);

• the delivery of specified Layer 2 services and products on the UFB Network at specified prices;

• commitments to prioritising the fibre network (including obligations to promote fibre and support fibre uptake and restrictions on copper services and products); and

• commitments relating to partnering (or similar) arrangements with LFCs in other UFB candidate areas.

New Chorus’ fibre deployment commitments in relation to the UFB Initiative are described in section 5.5.2. The UFB fibre build will comprise two components: the deployment of communal infrastructure which will deliver fibre past premises; and the connection of individual premises as dictated by demand, including installing equipment in the end-user’s premises to enable service delivery. In total, it is estimated that New Chorus’ communal infrastructure will pass approximately 830,900 Premises. New Chorus will also meet the cost of connecting standard residential customer premises and installing equipment in customers’ homes to enable service delivery to retail service providers. Ultimately, the connection of premises will be driven by end-user demand.

New Chorus will have access to approximately NZ$929 million of investment through Crown Fibre Holdings Limited (CFH) progressively throughout the UFB build period in accordance with New Chorus’ progress in deploying the UFB Network.

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11. ADDITIONAL INFORMATION

This investment will take the form of the subscription by CFH for the CFH Securities, which New Chorus can elect to issue periodically in accordance with certain build milestones during the period from Demerger to the completion of the UFB rollout (scheduled to be by 31 December 2019). A description of the key terms of the UFB Investment is set out in section 6.4.4.

The expected financial benefits to New Chorus from its participation in the UFB Initiative will mainly arise from:

• New Chorus’ access to approximately NZ$929 million of the Government’s investment under the UFB Initiative, which will facilitate the build of the UFB Network and help to protect New Chorus’ cash flow stream from its fixed access network in the long term.

• The avoidance of a scenario where Telecom is not a participant in the UFB Initiative and instead is competing against LFCs with access to the Government’s investment.

Telecom has not provided a forecast of the expected financial benefits from the UFB Initiative, as it does not consider that it is either practical or beneficial to Telecom Shareholders in evaluating the Demerger proposal to do so. The expected financial benefits to New Chorus from its participation in the UFB Initiative involve a complex relative assessment of New Chorus’ long term future revenues, costs and capital expenditure relative to the expected revenues, costs and capital expenditure of Telecom under the scenario where the Demerger does not occur, Telecom does not participate in the UFB Initiative and the associated changes to the regulatory regime do not take place. The range of variables involved in such long term forecasts mean that they are inherently unreliable and risk misleading Telecom Shareholders. These variables include:

• the economic consequences of ongoing evolution, competition and technological change within the broader telecommunications market;

• future pricing;

• the relative future success of and take up on fixed and mobile networks;

• the future regulatory environment if the Demerger proceeds, both during the contracted period of the UFB build and thereafter; and

• the future regulatory environment if the Demerger does not proceed and Telecom does not participate in the UFB Initiative.

11.12 Appointment and removal of directors

Telecom

There will be no change to the methods by which Telecom Directors may be appointed or removed as a result of the Demerger. Upon Demerger, certain directors will retire from the Telecom Board and certain new directors will be appointed to the Telecom Board in accordance with the Companies Act and Telecom’s constitution. The proposed board of New Telecom on Demerger is set out in section 7.7.2.

New Chorus

Upon incorporation of New Chorus, the current directors of Telecom (as set out in section 11.4) were appointed as directors of New Chorus. On the Demerger Date, Telecom will appoint certain new directors of New Chorus by ordinary resolution passed by Telecom, as New Chorus’ sole shareholder, and certain directors of New Chorus will resign in accordance with the Companies Act and New Chorus’ constitution.

Following the Demerger, the method by which a director may be appointed or may be removed from, or otherwise vacate, office, will be in accordance with the Companies Act and New Chorus’ constitution.

The Deed of Operational and Governance Undertakings imposes a restriction on the appointment of directors, being that no person who is an ‘Associated Person’ of a person which provides ‘Telecommunications Services’ (as each of these terms is defined in the deed) in New Zealand (other than the services to be provided by New Chorus) shall, as from the Demerger Date, be appointed or hold office as a director. This restriction will be incorporated into the constitution of New Chorus to be adopted with effect from the date of the Final Court Orders.

Under the UFB Agreements, CFH may nominate an independent director of New Chorus and New Chorus will consider such nomination in good faith, although any appointment of such director will be in accordance with the relevant laws and New Chorus’ ordinary process for director appointments and removals.

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11.13 Directors’ interests

Nature of relationship and services rendered

Dr Reynolds is a Telecom director, New Chorus director and is Chief Executive Officer of Telecom.

Dr Reynolds has an employment agreement that commenced on 27 September 2007. The agreement is not a fixed-term contract. The conditions of employment under the agreement reflect customary conditions that Telecom considers are appropriate to a senior executive operating within the Australasian business community.

Compensation

Dr Reynolds’ remuneration package is performance-based, so that it is directly linked to the long term performance of Telecom. The package includes: (i) a fixed cash component, (ii) an at-risk short term incentive award (to be paid under the performance incentive scheme), and (iii) an at-risk long term incentive award (to be paid under the applicable long term incentive scheme).

Dr Reynolds’ at-risk long term incentive schemes have been modified as appropriate over different financial years to maintain a high level of incentivisation in a context of significant transformation in the telecommunications sector:

• for FY12, the CEO will receive a cash-based incentive which is directly linked to the share price performance of Telecom (cash-based equity link scheme);

• for FY11, the CEO’s long term incentive was structured as a cash-based performance scheme; and

• prior to September 2010, the CEO’s long term incentive comprised either share rights granted under the performance rights scheme or a combination of such share rights and entitlements granted under the performance entitlements scheme.

Details relating to the other CEO incentive schemes are included below in section 11.27.

The table below shows the details of the remuneration earned by, or paid to, Dr Reynolds, for the year ending 30 June 2011.

Base salary – fixed NZ$1,750,000

Short term incentive1 – at risk NZ$3,062,500

(Earned in FY11, paid in FY12)

Long term incentive2 – at risk 134,100 share rights

(Lapsed in FY113)

Special payments4 NZ$373,074

1. This is the gross actual annual incentive earned for FY11 and paid in FY12. As noted in section 11.27, the CEO’s annual incentive is generally delivered in two forms – 60% by a cash payment, and 40% by fully paid ordinary Telecom Shares subject to restrictive conditions. For FY11, the board exercised its discretion to deliver the annual short term incentive amount earned for FY11 entirely in cash. The gross amount earned for FY10 and paid during FY11 was NZ$900,000, of which 60% was awarded in cash and 40% as 108,878 fully paid ordinary Telecom Shares subject to restrictive conditions.

2. The CEO was granted an opportunity to receive a cash long term incentive payment in September 2010 (ie FY11). The cash long term incentive will vest after two years (September 2012), subject to achieving specific hurdles set by the Telecom Board. The maximum amount that the CEO could receive is NZ$2,100,000.

3. 134,100 of the share rights granted to the CEO in FY08, with a value of NZ$583,333 at the time of grant, lapsed during FY11 and the CEO received no value in relation to them.

4. Special payments include payment for personal travel between New Zealand and the United Kingdom, gross accommodation payments and obtaining tax advice.

Material transactions

New Chorus has not entered into any material transactions in the five years preceding the date of this Booklet with a director, or a person who is proposed to be a director, of either Telecom or New Chorus.

Telecom has entered into the CEO performance incentive scheme, performance rights scheme, performance entitlements scheme, cash-based performance scheme and a cash-based equity link scheme with the CEO within the five years preceding the date of this Booklet.

For a description of directors’ share ownership, refer to section 11.22.

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11. ADDITIONAL INFORMATION

11.14 Promoter’s interests

Telecom is an offeror and a promoter in respect of the Demerger. A description of the material transitional and long term agreements that Telecom and New Chorus propose to enter into in connection with the Demerger is set out at section 10. A description of the Separation Deed entered into between Telecom, Chorus NZ and New Chorus is set out in section 1.3.

Telecom currently holds all of the New Chorus Shares on issue. Following the Demerger, Telecom will hold no New Chorus Shares.

11.15 Pending proceedings

A description of any legal proceedings or arbitrations that are pending as at the date of this Booklet and that may have a material adverse effect are set out at section 7.8.4 in respect of New Telecom and at section 5.11.11 in respect of New Chorus.

11.16 Transaction costs

Total Demerger transaction costs incurred, from 1 July 2011, are expected to be approximately NZ$85 million to NZ$120 million, of which approximately NZ$35 million will have been incurred or will be incurred whether or not the Demerger goes ahead.

Most of these costs are expected to be incurred by Telecom prior to or at Demerger and include such things as debt reorganisation costs, bank facility fees, advisors’ fees (including legal, accounting and investment banking fees), independent expert reports, stock exchange fees, printing and communications costs.

In addition, from 1 July 2011 to Demerger, Telecom expects to incur costs of approximately NZ$20 million to NZ$30 million preparing New Telecom and New Chorus for Demerger, covering matters such as changing IT systems, but also including accommodation, people and process change, programme management and to prepare for trading between New Chorus and New Telecom.

In addition to these transaction costs, upon Demerger certain debt and derivative instruments will be exchanged, novated, repurchased, or closed out as part of the debt reorganisation and will result in additional financing cash flows which reflect the realisation of economic positions held by Telecom.

11.17 Distribution and borrowing restrictions

The UFB Agreements, the New Chorus Bridge Facility and the terms of the CFH Equity Securities restrict New Chorus’ ability to make distributions in certain circumstances. These restrictions are described in section 4, in respect of the UFB Agreements, section 6, in respect of the CFH Equity Securities, and section 6, in respect of the New Chorus Bridge Facility.

It is expected that the Syndicated Bank Facility will contain covenants that will limit the amount that New Chorus may borrow. Such restrictions are conventional in banking arrangements such as the Syndicated Bank Facility.

Telecom does not anticipate that any changes will result from the Demerger to any restrictions on the ability of Telecom to make a distribution or to borrow, being restrictions that result from any undertaking given, or contract or deed entered into, by Telecom.

11.18 Securities

Under the Demerger, one New Chorus Share will be distributed to Eligible Shareholders (and, in the case of Ineligible Shareholders, to the Sale Agent) in respect of every five Telecom Shares held by a Telecom Shareholder as at the Record Date (subject to rounding). Each New Chorus Share gives the holder the right to:

• attend and vote at a meeting of New Chorus, including the right to cast one vote per New Chorus Share on a poll on any resolution including but not limited to a resolution to:

– appoint or remove a director or auditor;

– (alter the New Chorus constitution;

– (approve a major transaction;

– approve an amalgamation of New Chorus under section 221 of the Companies Act; and

– put New Chorus into liquidation;

• an equal share in any distribution, including dividends, if any, authorised by the New Chorus Board;

• an equal share in the distribution of the surplus assets in any liquidation of New Chorus;

• be sent certain information; and

• the other rights as a shareholder conferred by the Companies Act and the New Chorus constitution.

A description of the material terms of the New Chorus constitution is set out in section 11.25.

In addition to New Chorus Shares, subsequent to the Demerger CFH Equity Securities, CFH Debt Securities and CFH Warrants may be issued to CFH pursuant to the Subscription Agreement. Details of these securities are set out in section 6.4.4.

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## 11.19 Other terms of offer and securities

All terms of the offer of New Chorus Shares pursuant to the Demerger, and the New Chorus Shares being offered under the Demerger, that are material to Telecom Shareholders are set out in this Booklet, other than those implied by law or set out in a document which is registered with a public official, available for public inspection and referred to in this Booklet.

## 11.20 Best interests of Telecom Shareholders

The Telecom Directors are of the view that the advantages of the Demerger outweigh the advantages of the alternative, taking into account the disadvantages and risks of each.

Accordingly, the Telecom Directors consider that the Demerger is in the best interests of Telecom Shareholders.

## 11.21 Alternatives considered to the Demerger

The Telecom Directors have compared the possible outcomes from the scenario where New Telecom and New Chorus structurally separate and New Chorus participates in the UFB Initiative (on the terms set out in section 4) to the alternative where Telecom does not structurally separate and does not participate in the UFB Initiative.

In the event that Telecom does not Demerge and participate in the UFB Initiative, it is likely that other parties will be involved in the development of the UFB Initiative and will receive the associated Government investment while Telecom continues to be bound by the existing regulatory regime. If that occurs, Telecom's copper network and its existing fibre network are likely to operate in competition with fibre networks owned by other parties that have received the Government investment. This would likely result in the loss of customers over time and may subsequently reduce earnings for Telecom.

Also, if Telecom does not Demerge and participate in the UFB Initiative the associated changes to the current regulatory regime applying to Telecom would not be introduced and Telecom would continue to be bound by the Operational Separation Undertakings and there would be continued uncertainty surrounding the telecommunications industry regulatory environment.

While there is uncertainty about the future in all scenarios, the Telecom Directors consider that value for Telecom Shareholders is more likely to be maximised in the long run by New Chorus participating in the UFB Initiative than the alternative scenarios where Telecom competes against LFCs with access to the Government investment.

Further details of the advantages, disadvantages and risks of undertaking the Demerger are set out in sections 2 and 9.

## 11.22 Directors' share ownership

As at 5 September 2011, Telecom Directors had a beneficial interest in Telecom Shares representing approximately 0.03% of Telecom Shares outstanding.

Telecom Shares beneficially owned by Telecom Directors have the same voting rights as all other Telecom Shares currently on issue. Telecom Directors holding Telecom Shares as at the Record Date for the Demerger will be entitled to New Chorus Shares under the Demerger in the same manner as other Telecom Shareholders.

As at 5 September 2011, Telecom Directors had a relevant interest in Telecom Shares as follows:

| | Relevant interest in Telecom Shares | |
|---|---|---|
| Name | Number of Shares | Percentage[1] |
| Wayne Boyd | 43,666 | 0.002 |
| Murray Horn | 10,000 | 0.001 |
| Paul Reynolds | 1,972,927[2] | 0.103 |
| Kevin Roberts | 20,000 | 0.001 |
| Sue Sheldon CNZM | – | – |
| Ron Spithill | 18,000 | 0.001 |

1. Each percentage stated has been rounded to the nearest 1/1000th of a per cent.
2. Held in the form of 1,481,800 share rights and 491,127 ordinary Telecom Shares subject to restrictive conditions.

In addition, as at 5 September 2011, the people who are proposed to be appointed as directors of New Telecom or New Chorus on Demerger had a relevant interest in Telecom Shares as follows.

| Name | Proposed Directorship | Relevant interest in Telecom Shares | |
|---|---|---|---|
| | | Number of Shares | Percentage[1] |
| Charles Sitch | New Telecom | – | – |
| Justine Smyth | New Telecom | – | – |
| Mark Verbiest | New Telecom | 2,568 | 0.000 |
| Maury Leyland | New Telecom | – | – |
| Paul Berriman | New Telecom | – | – |
| Anne Urlwin | New Chorus | – | – |
| Clayton Wakefield | New Chorus | 10,020 | 0.001 |
| Jon Hartley | New Chorus | – | – |
| Keith Turner | New Chorus | 27,500 | 0.001 |
| Prue Flacks | New Chorus | – | – |

1. Each percentage stated has been rounded to the nearest 1/1000th of a per cent.

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11. ADDITIONAL INFORMATION

11.23 Telecom capital structure

As at 5 September 2011, there were 1,924,707,065 Telecom shares on issue. This figure includes one Kiwi Share, a convertible preference share held by the Government. Further information relating to the Kiwi Share is set out in section 11.26.

At the same date, there were approximately 465 registered Telecom ADS Holders in the United States holding an interest in 14% of Telecom Shares.

11.24 Corporate structure of New Chorus

New Chorus will be a listed holding company with an operating subsidiary, Chorus New Zealand Limited. At present, the current directors of Telecom have been appointed as the directors of New Chorus. On Demerger, certain persons will be appointed to, and certain persons will retire from, the New Chorus Board such that the New Chorus Board will comprise the persons named in section 5.9.2.

11.25 Constitution of New Chorus

The constitution to be adopted by New Chorus with effect from the date of the Final Court Orders is derived from the current Telecom constitution.

Below is a summary of the more material features of the New Chorus constitution. This is not a complete summary and does not provide a definitive statement of the rights and liabilities of New Chorus Shareholders. A copy of the proposed new form of constitution for New Chorus is available free of charge by contacting the Group Company Secretary at company.secretary@telecom.co.nz or by fax on +64 9 303 3430. You may also inspect the new constitution free of charge at Level 2, Telecom Place, 167 Victoria Street West, Auckland. Once adopted, a full copy of the New Chorus constitution will be available from the Companies Office website at www.business.govt.nz/companies.

Share capital

Subject to the constitution, the Companies Act, the NZSX Listing Rules and the ASX Listing Rules, the New Chorus Board has the power to issue equity securities that rank as to voting or distribution rights or both, equally with or prior to any existing equity securities in New Chorus. The New Chorus Board need not first offer those equity securities for acquisition to existing holders.

New Chorus may issue and redeem redeemable equity securities subject to the constitution, the NZSX Listing Rules and the ASX Listing Rules.

Shareholder rights

A share in New Chorus confers on the holder the right to:

• attend and vote at a meeting of New Chorus, including the right to cast one vote per New Chorus Share on a poll on any resolution including but not limited to a resolution to:

– appoint or remove a director or auditor;

– alter the New Chorus constitution;

– approve a major transaction;

– approve an amalgamation of New Chorus under section 221 of the Companies Act; and

– put New Chorus into liquidation;

• an equal share in any distribution, including dividends, if any, authorised by the New Chorus Board;

• an equal share in the distribution of the surplus assets in any liquidation of New Chorus;

• be sent certain information; and

• the other rights as a shareholder conferred by the Companies Act and the New Chorus constitution.

Equity security holders of all classes are entitled to attend meetings of shareholders and to receive copies of all notices, reports and financial statements issued generally to holders of securities carrying votes.

New Chorus must not take any action that affects the rights attached to quoted equity securities unless that action has been approved by a special resolution of each interest group (or unless the rights affected are attached to equity securities which were issued on terms which expressly permitted the action in question to be taken without the prior approval of holders of those equity securities).

Distributions

The New Chorus Board may authorise a distribution by New Chorus in accordance with the Companies Act. The New Chorus Board must not authorise a dividend:

• in respect of some but not all the shares in a class; or

• that is of a greater value per share in respect of some shares of a class than it is in respect of other shares of that class,

unless the amount of the dividend in respect of a share of that class is in proportion to the amount paid to New Chorus in satisfaction of the liability of the shareholder under the constitution or under the terms of issue of the share or under a contract for the issue of the share.

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Directors

The minimum number of directors (other than alternate directors) is five and the maximum number of directors (other than alternate directors) is 12. New Chorus Shareholders may increase the maximum number of directors by an ordinary resolution.

No person who is an ‘Associated Person’ of a person which provides ‘Telecommunications Services’ in New Zealand (as those terms are defined in the Deed of Operational and Governance Undertakings) shall, as from the Demerger Date, be appointed or hold office as a director of New Chorus.

At least half of the New Chorus Board must be New Zealand citizens.

At each annual meeting, the directors required to retire by the NZSX Listing Rules or the ASX Listing Rules must retire from office, but shall be eligible for re-election at that meeting. One managing director appointed by the New Chorus Board is exempted from the requirement to retire.

Directors’ remuneration

The power of the New Chorus Board to authorise the payment of remuneration by New Chorus to a director of New Chorus is subject to the NZSX Listing Rules and the ASX Listing Rules.

New Chorus Shareholders may, at any meeting of New Chorus Shareholders by ordinary resolution, determine the sum or sums to be paid to the directors in accordance with the NZSX Listing Rules and the ASX Listing Rules.

Restrictions imposed by the Deed of Operational and Governance Undertakings

The Deed of Operational and Governance Undertakings requires the New Chorus constitution to contain similar ownership restrictions to those specified in Telecom’s current constitution. The key obligations of, and restrictions on, New Chorus include:

• compliance with the Deed of Operational and Governance Undertakings;

• ownership restrictions which preclude any person from holding a relevant interest in 10% or more of New Chorus Shares, unless the prior written consent of the Government is obtained;

• ownership restrictions which preclude persons who are not New Zealand nationals from holding a relevant interest in more than 49.9% of New Chorus Shares, unless the prior written consent of the Government is obtained;

• the requirement for a resolution approved by 100% of voting shareholders in order to:

– amend any provisions or definitions relating to ownership restrictions;

– adopt a new constitution without ownership restrictions;

– revoke or amend the provisions requiring compliance with the Deed of Operational and Governance Undertakings;

– amend the provision requiring at least half of the New Chorus Board to be New Zealand citizens; and

– amend the provisions surrounding New Chorus Board resolutions.

If the New Chorus Board (or pursuant to the Deed of Operational and Governance Undertakings, the Government) determines that there are reasonable grounds for believing that a person has a relevant interest in voting shares in excess of the ownership restrictions referred to in paragraphs (b) and (c) above, the New Chorus Board may, after following certain procedures, prohibit the exercise of voting rights (in which case voting rights vest in the chairman) and may force the sale of shares. The New Chorus Board may also decline to register a transfer of shares if it reasonably believes that the transfer would breach the above restrictions.

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11. ADDITIONAL INFORMATION

11.26 Constitution of Telecom

A number of amendments will be made to the Telecom constitution, with effect from the date of the Final Court Orders.

Below is a summary of the more material features of the Telecom constitution in effect prior to the Final Court Orders and the key changes to Telecom’s constitution which will take effect from the date of the Final Court Orders. This is not a complete summary and does not provide a definitive statement of the rights and liabilities of New Telecom Shareholders. A copy of the proposed new form of constitution for New Telecom is available free of charge by contacting the Group Company Secretary at company.secretary@telecom.co.nz or by fax on +64 9 303 3430. You may also inspect the new constitution free of charge at Level 2, Telecom Place, 167 Victoria Street West, Auckland and at the Shareholder Meeting. Once adopted, a full copy of the New Telecom constitution will be available from the Companies Office website at www.business.govt.nz/companies.

Prior to the Final Court Orders

Kiwi Share

A key feature of the Telecom constitution is the Kiwi Share in Telecom, which dates back to Telecom’s privatisation. The Minister of Finance on behalf of the Crown is the Kiwi Shareholder and controls the Kiwi Share.

The Kiwi Share acts as a constitutional mechanism to impose ownership restrictions. These provide that without the written approval of both the Kiwi Shareholder and the Telecom Board, no person shall have a relevant interest in 10% or more of Telecom Shares. Further, without the written approval of the Kiwi Shareholder, no person who is not a New Zealand national shall have a relevant interest in more than 49.9% of Telecom Shares.

In addition to the above restrictions and obligations, the following rights and limitations are attached to the Kiwi Share:

• No change to any provisions in the Telecom constitution which relate to the rights attached to the Kiwi Share shall be effective without the written consent of the Kiwi Shareholder.

• The Kiwi Shareholder is entitled to receive notice of, and to attend, any meeting of any class of shareholders and to speak on any matter relating to rights attaching to the Kiwi Share, but the Kiwi Share does not carry any right to vote nor any other rights at any such meeting.

• In the event of distribution of capital in a liquidation of Telecom, the Kiwi Shareholder shall be entitled to repayment of the capital paid up on the Kiwi Share in priority to any repayment of capital to any other shareholder. The Kiwi Share shall confer no other right to participate in the capital or profits of Telecom.

• The Kiwi Shareholder may convert the Kiwi Share into a Telecom Share at any time.

• Any approval or consent required from the Kiwi Shareholder may be given on such terms and conditions as the Kiwi Shareholder sees fit.

If the Telecom Board (or the Kiwi Shareholder after consultation with the Telecom Board) determines that there are reasonable grounds for believing that a person has a relevant interest in voting shares in excess of the ownership restrictions, the Telecom Board (or the Kiwi Shareholder if the Telecom Board fails to act) may, after following certain procedures, prohibit the exercise of voting rights (in which case voting rights vest in the chairman) and may force the sale of shares. The Telecom Board may also decline to register a transfer of shares if it reasonably believes that the transfer would breach the ownership restrictions.

Share capital

Subject to the constitution, the Companies Act, the NZSX Listing Rules and the ASX Listing Rules, the New Telecom Board has the power to issue equity securities that rank as to voting or distribution rights or both, equally with or prior to any existing equity securities in New Telecom. The New Telecom Board need not first offer those equity securities for acquisition to existing holders.

New Telecom may issue and redeem redeemable equity securities subject to the constitution, the NZSX Listing Rules and the ASX Listing Rules.

Shareholder rights

A share in New Telecom confers on the holder the right to:

• attend and vote at a meeting of New Chorus, including the right to cast one vote per New Chorus Share on a poll on any resolution including but not limited to a resolution to:

– appoint or remove a director or auditor;

– (alter the New Chorus constitution;

– approve a major transaction;

236 Telecom 2011

– approve an amalgamation of New Chorus under section 221 of the Companies Act; and

– put New Chorus into liquidation;

• an equal share in any distribution, including dividends, if any, authorised by the New Chorus Board;

• an equal share in the distribution of the surplus assets in any liquidation of New Chorus;

• be sent certain information; and

• the other rights as a shareholder conferred by the Companies Act and the New Chorus constitution.

Equity security holders of all classes are entitled to attend meetings of shareholders and to receive copies of all notices, reports and financial statements issued generally to holders of securities carrying votes.

New Telecom must not take any action that affects the rights attached to quoted equity securities unless that action has been approved by a special resolution of each interest group (or unless the rights affected are attached to equity securities which were issued on terms which expressly permitted the action in question to be taken without the prior approval of holders of those equity securities).

Distributions

The New Telecom Board may authorise a distribution by New Telecom in accordance with the Companies Act. The New Telecom Board must not authorise a dividend:

• in respect of some but not all the shares in a class; or

• that is of a greater value per share in respect of some shares of a class than it is in respect of other shares of that class,

unless the amount of the dividend in respect of a share of that class is in proportion to the amount paid to New Telecom in satisfaction of the liability of the shareholder under the constitution or under the terms of issue of the share or under a contract for the issue of the share.

Directors

The minimum number of directors (other than alternate directors) is five and the maximum number of directors (other than alternate directors) is 12. New Telecom Shareholders may increase the maximum number of directors by an ordinary resolution.

At least half of the New Telecom Board must be New Zealand citizens.

At each annual meeting, the directors required to retire by the NZSX Listing Rules or the ASX Listing Rules must retire from office, but shall be eligible for re-election at that meeting. One managing director appointed by the Board is exempted from the requirement to retire.

Where applicable, the New Telecom Board must act to enforce the Kiwi Share service obligations.

Directors’ remuneration

The power of the New Telecom Board to authorise the payment of remuneration by New Telecom to a director of New Telecom is subject to the NZSX Listing Rules and the ASX Listing Rules.

New Telecom Shareholders may, at any meeting of New Telecom Shareholders by ordinary resolution, determine the sum or sums to be paid to the directors in accordance with the NZSX Listing Rules and the ASX Listing Rules.

Post the Final Court Orders

Telecom will adopt an amended constitution with effect from the date of the Final Court Orders. The amended Telecom constitution will largely include the features outlined above. However, certain changes are being made to accommodate the Demerger, as well as mechanisms for converting the Kiwi Share to a Telecom Share, prior to the Demerger (such that all rights of the Kiwi Shareholder are removed) but providing for ownership restrictions (and the associated powers to remove voting rights, refuse transfers and force the sale of affected shares) to continue until the Demerger occurs.

Kiwi Share

The following changes to the Telecom constitution are required by the Kiwi Share Conversion Deed:

• The insertion of a number of definitions relating to the Demerger, including a definition of ‘special resolution’ which requires approval by 100% of voting shareholders (between conversion of the Kiwi Share and the Demerger Date) in order to amend or revoke certain provisions and definitions.

• The insertion of a clause requiring Telecom to comply with its obligations under the Kiwi Share Conversion Deed.

• An amendment to the provisions relating to the 49.9% foreign ownership restriction to remove the reference to Kiwi Shareholder approval, so that only the prior written approval of the Telecom Board will be required for this threshold to be exceeded.

The amended Telecom constitution will also incorporate a clause which provides that certain definitions, the clauses described in paragraph (a) and (b) above, and the clauses relating to ownership restrictions (including that amended clause described in paragraph (c) above) shall cease to have effect from the Demerger Date.

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11. ADDITIONAL INFORMATION

11.27 Employee Incentive Schemes

Certain Telecom employees participate in equity based employee incentive schemes. These schemes involve either a grant of equity securities or a cash payment equivalent to a grant of equity securities. Some of these schemes will be impacted by the Demerger, and details of the effect of the Demerger on those schemes are set out below.

Executive and senior manager incentive schemes Options under the share rights scheme

Under the share rights scheme, participants are granted rights to purchase Telecom Shares at a nil cost strike price. Share rights have no voting rights until exercised and generally cannot be exercised for a three-year period. The share rights will be exercisable at the end of the vesting period only if the individual is still employed by Telecom (and subject to the achievement of any applicable performance hurdles) except in special circumstances. Upon exercise of a share right, Telecom issues to the participant one Telecom Share for each share right being exercised.

If the Demerger proceeds, the value of each share right granted under the share rights scheme is expected to decrease, as the market price of Telecom Shares is expected to decrease on the ex-entitlement date for the Demerger.

Following the Demerger, participants in the share rights scheme will receive a greater number of share rights in New Telecom to adjust for this expected loss in value arising from the Demerger.

The number of additional share rights that participants will receive will be an amount equal to ‘N’, which shall be calculated in accordance with the following formula and rounded to the nearest whole number:

((X × R) ×Y)

N=

Z

where:

N = the number of additional share rights in New Telecom to be issued to participants (rounded to the nearest whole number)

X = the number of share rights the participant holds on the Record Date

R = 0.2 (being the number of New Chorus Shares that each Telecom Share as at the Record Date entitles the holder to receive pursuant to the Demerger)

Y = the VWAP of New Chorus Shares reported on the NZSX for the first 20 Business Days commencing on the Business Day after the Demerger Date

Z = the VWAP of New Telecom Shares reported on the NZSX for the first 20 Business Days commencing on the Business Day after the Demerger Date

VWAP = the unweighted average of the daily volume weighted average sale price per share sold on NZSX on each Business Day during the relevant period specified

No New Chorus share rights will be issued to employees under the share rights scheme. No New Chorus Shares will be issued in respect of share rights held by participants in the share rights scheme.

It is not currently anticipated that any employees participating in the share rights scheme will be employed by New Chorus after the Demerger. However, if this is not the case, any such employees will have the vesting date of their share rights brought forward to a date prior to the Demerger.

Shares under the restricted share scheme

Under the restricted share scheme, ordinary shares in Telecom are issued to Telecom Trustee Limited, a Telecom subsidiary. Participants purchase shares from Telecom Trustee Limited with funds lent to them by Telecom and which are held on their behalf by Telecom Trustee Limited. Telecom Trustee Limited cannot exercise any voting rights attached to the shares. However, once vested, the shares have the same voting rights as ordinary shares.

Generally the shares vest after a three-year period although a reduced period may be used in some cases. If the individual is still employed by Telecom at the end of the vesting period, the employee is given a cash bonus which must be used to repay the loan and the shares are then transferred to the individual. Under special circumstances individuals who cease employment prior to the end of the vesting period can receive a partial award under the restricted share scheme. Restricted shares issued on or after September 2007 may be eligible for dividends.

If the Demerger proceeds, the trustee under the restricted share scheme will, as the registered holder of the Telecom Shares it holds pursuant to the restricted share scheme, be entitled to New Chorus Shares issued pursuant to the Demerger in the same manner as any other Eligible Shareholder.

The trustee will allocate all New Chorus Shares issued to it under the Demerger to participants in the restricted share scheme pro-rata to the number of Telecom Shares it holds on behalf of each participant. New Chorus Shares allocated to a participant by the trustee will vest immediately with the participant.

Telecom Shares held by the trustee on behalf of participants who after the Demerger will be employees of New Chorus will vest with the relevant employees on the Demerger Date. Participants who will be employees of New Telecom following the Demerger will continue to have their Telecom Shares held by the trustee in accordance with the rules of the restricted share scheme.

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Shares and options held by Telecom’s Chief Executive Officer

Telecom’s Chief Executive Officer, Dr Paul Reynolds, has incentive grants pursuant to three equity based schemes which will be impacted by the Demerger.

Performance rights scheme

The performance rights scheme is designed to link part of the CEO’s remuneration with the long term performance of Telecom. Each share right was granted for no cash consideration, with the 2007 grant vesting equally over a one, two and three year period, and a three year vesting period for the 2008 and 2009 grants, and provides the right to purchase one ordinary share in Telecom at a nil exercise price if Telecom’s total shareholder return (TSR) meets or exceeds a specific performance hurdle. The performance hurdle has a relative return component (which compares Telecom’s TSR to 20 global integrated telecommunications companies) and from the 2008 grant, an absolute return component (which compares Telecom’s TSR to targets set by the Telecom Board based on independent external advice).

Shares issued on the exercise of share rights will be fully paid ordinary shares ranking equally in all respects with all other ordinary Telecom Shares at the date of issue of the shares.

If the CEO’s employment is terminated by the Telecom Board without notice, any non-vested share rights granted under the performance rights scheme will be forfeited. If employment ceases due to either termination by the Telecom Board on notice or termination by the CEO following a fundamental change in employment, then those grants of share rights that have not reached the initial exercise date and that are more than halfway through the period from the grant date to the initial exercise date will vest on a pro-rata basis (calculated as the ratio of the period from the grant date to the termination date divided by the period from the grant date to the initial exercise date of the grant). If employment ceases due to either termination by the CEO on notice or by the Telecom Board for disability, then any entitlement to vesting of the share rights shall be solely at the Telecom Board’s discretion. Vested options will generally lapse three months after the date on which the CEO’s employment ceases.

If the Demerger proceeds, the value of each share right granted under the performance rights scheme is expected to decrease, as the market price of Telecom Shares is expected to decrease on the ex-entitlement date for the Demerger.

Following the Demerger, the CEO will receive a greater number of share rights in New Telecom to adjust for this expected loss in value arising from the Demerger. The number of additional share rights the CEO will receive will be calculated in accordance with the formula set out above in relation to the share rights scheme (taking N as the number of additional share rights in New Telecom to be issued to the CEO, and X as the number of share rights held by the CEO on the Record Date).

No New Chorus share rights will be issued to the CEO pursuant to the performance rights scheme. No New Chorus Shares will be issued in respect of share rights held by the CEO under the performance rights scheme.

Performance entitlements scheme

In 2009 a performance entitlements scheme was established due to a shortfall between the number of share rights that Telecom undertook to grant to the CEO for the year and the number of share rights that were authorised to be granted by shareholders at Telecom’s 2007 annual meeting. The performance entitlements scheme has substantially the same terms as the performance rights scheme and, as such, links a portion of the CEO’s remuneration with the long term performance of Telecom. However, instead of issuing equity securities to the CEO on the vesting of his entitlements, Telecom will make a specified cash payment as described below.

In September 2009, the CEO was granted 95,998 entitlements under the performance entitlements scheme. These entitlements have a three year vesting period and are subject to the same performance hurdles as the September 2009 grant of share rights under the performance rights scheme (as detailed above). Upon vesting of the entitlements, a cash payment will be determined by multiplying the market price of the Telecom Shares at the time the entitlements are exercised by the number of entitlements being exercised. The cash payment will therefore be substantially the same as the market value of the ordinary shares the CEO would have received had he exercised share rights under the performance rights scheme.

Upon termination of the CEO’s employment agreement, the entitlements will be treated in the same way as any share rights held by the CEO.

If the Demerger proceeds, the value of each entitlement granted under the performance entitlements scheme is expected to decrease, as the market price of Telecom Shares is expected to decrease on the ex-entitlement date for the Demerger.

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11. ADDITIONAL INFORMATION

Following the Demerger, the CEO will receive a greater number of entitlements in New Telecom to reflect this expected loss in value arising from the Demerger. The number of additional entitlements the CEO will receive will be calculated in accordance with the formula set out above in relation to the share rights scheme (taking N as the number of additional entitlements in New Telecom to be issued to the CEO, and X as the number of entitlements held by the CEO on the Record Date).

No entitlements linked to New Chorus Shares will be issued to the CEO pursuant to the performance entitlements scheme.

Performance incentive scheme

The performance incentive scheme is designed to reward the CEO for achieving pre-specified target levels of performance. The target value of the incentive award is set annually by the Telecom Board and paid at target value if target performance is achieved in the relevant year. This amount can be adjusted up or down in line with assessed under or over-performance, subject to the maximum value stated below.

The performance targets which determine the amount of the incentive award include overall financial targets (such as EBITDA) and specific performance objectives (such as financial criteria based on Telecom’s business and strategic plans) and other criteria relating to corporate governance, reputation, effective leadership and management.

Any amount payable under the performance incentive scheme is delivered in two forms – 60% by a cash payment and 40% by fully paid ordinary Telecom Shares subject to restrictive conditions. At the Telecom Board’s discretion, 100% of the award can be delivered in cash. The annual target value of the incentive award is NZ$1,750,000 per annum. The maximum amount of the incentive award is 175% of the annual target value.

The shares issued to (or purchased by) the CEO under the performance incentive scheme are not able to be sold or otherwise disposed of for a three-year period following issue. The shares otherwise have equivalent rights to ordinary shares held by all other Telecom Shareholders, including the entitlement to receive New Chorus Shares if the Demerger proceeds. The New Chorus Shares issued to the CEO will not be subject to any restrictions as to disposal.

The Telecom Shares held by the CEO under the performance incentive scheme will continue to be held by the CEO in accordance with the terms of the original grants and the rules of the performance incentive scheme.

11.28 NZSX and ASX

New Chorus will apply to be listed on the NZSX and admitted to the official list of the ASX and for official quotation of New Chorus Shares on both the NZSX and the ASX. New Chorus Shares will trade on the NZSX and the ASX under the ticket code ‘CNU’.

New Chorus Shares are expected to commence trading on the NZSX, initially on a deferred settlement basis, on 23 November 2011. Normal trading of New Chorus Shares is expected to commence on 25 November 2011.

New Chorus Shares are expected to commence trading on the ASX, initially on a deferred settlement basis, on 21 November 2011. Normal trading of New Chorus Shares is expected to commence on 1 December 2011, subject to dispatch of CHESS holding statements in respect of New Chorus Shares occurring prior to that date.

It is the responsibility of each Telecom Shareholder to determine their entitlement to New Chorus Shares before trading those shares to avoid the risk of selling New Chorus Shares they do not own. If a Telecom Shareholder sells New Chorus Shares without receiving confirmation of their holding, they do so at their own risk.

Whether or not the Demerger proceeds, Telecom will continue to be listed on both the NZSX and the ASX and Telecom Shares will continue to be quoted on both the NZSX and the ASX.

11.29 NYSE

In the United States, Telecom ADSs will continue to be listed on the NYSE.

11.30OTC

New Chorus ADSs will not be listed but New Chorus anticipates that New Chorus ADSs will trade on the over-the-counter (OTC) market in the United States.

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11.31 NZX and ASX waivers, rulings, confirmations and relief

NZX waivers, rulings and confirmations

Telecom has obtained a number of waivers, rulings and confirmations in respect of both Telecom and New Chorus. Set out below are details of these waivers, rulings and confirmations, including any material conditions.

Telecom has obtained the following waivers from NZX:

• A waiver from NZSX Listing Rule 3.3.11 to the extent that it would require the Telecom Directors retiring at the Shareholder Meeting pursuant to that NZSX Listing Rule to be those who are the longest standing in office.

• A waiver from the requirement in NZSX Listing Rule 3.3.5 for Telecom to announce to the market the closing date and contact details for director nominations prior to the Shareholder Meeting.

• A waiver from NZSX Listing Rule 3.3.6 to the extent that it would require all directors of New Telecom appointed on Demerger to retire at the next annual meeting of New Telecom.

• A waiver from the application of NZSX Listing Rule 7.1.3 to the extent that it would require Telecom to include in this Booklet information that would, but for the Securities Act (Telecom Corporation of New Zealand Limited) Exemption Notice 2011, be required to be included by the Securities Act and Securities Regulations 2009.

• A ruling that the issue of New Chorus Shares under the Demerger does not constitute a rights issue for the purposes of the NZSX Listing Rules, and consequently the requirements in NZSX Listing Rule 7.10 do not apply to the Demerger.

• A waiver from NZSX Listing Rule 9.2.1 in respect of the transitional and long term arrangements between New Telecom and New Chorus (as described in section 10), the Separation Deed (as described in section 1.3) and the deed of novation in respect of the UFB Agreements. Telecom has also obtained waivers from NZSX in respect of New Chorus, as follows:

• A waiver from NZSX Listing Rule 3.3.5 to allow the New Chorus constitution to include a restriction on the persons who may hold office as a director of New Chorus as described in section 4.6.

• A waiver from NZSX Listing Rule 3.3.6 to the extent that it would require all directors of New Chorus appointed on Demerger to retire at the next annual meeting of New Chorus, on the condition that half of the New Chorus Board (rounded down to the nearest whole number) retire by rotation at the first New Chorus annual meeting following the Demerger (rather than one-third retiring by rotation as the NZSX Listing Rules would otherwise require).

• A waiver from the requirement in NZSX Listing Rule 3.5.1 to obtain authorisation by ordinary resolution of the remuneration of the New Chorus Board, on the condition that the remuneration of the New Chorus Board is approved at the next annual meeting of New Chorus.

• A ruling that New Chorus will, on listing, maintain a spread of security holders sufficient to ensure a liquid market for the purposes of NZSX Listing Rule 5.2.3.

• A waiver from the requirement in NZSX Listing Rule 7.1.3 to the extent that it would require Telecom to include in this Booklet information that would, but for the Securities Act (Telecom Corporation of New Zealand Limited) Exemption Notice 2011, be required by the Securities Act and Securities Regulations 2009.

• A waiver from the requirement for this Booklet to contain the statement required by NZSX Listing Rule 7.1.8.

• A waiver from the requirement for this Booklet to contain the statement required by NZSX Listing Rule 7.1.10.

• A waiver from NZSX Listing Rule 7.1.11 to allow New Chorus Shares to be issued to Telecom Shareholders pro rata to their shareholding in Telecom whether or not that constitutes a ‘Minimum Holding’ (as that term is defined in the NZSX Listing Rules).

• A waiver from the requirement for this Booklet to contain the statement required by NZSX Listing Rule 7.1.12.

• A waiver from the requirement for this Booklet to contain the information required by NZSX Listing Rule 7.1.13.

• A waiver from the requirement in NZSX Listing Rule 7.3.1 to obtain specific shareholder approval for the issue of CFH Equity Securities and CFH Warrants.

• A ruling confirming that any conversion of:

(a) CFH Equity Securities into New Chorus Shares;

(b) CFH Equity Securities into New Chorus voting preference shares; and

(c) New Chorus voting preference shares into New Chorus Shares, falls under NZSX Listing Rule 7.3.11(b) and therefore can be effected without the need for approval by New Chorus Shareholders.

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11. ADDITIONAL INFORMATION

• A waiver from the requirement to obtain approval under NZSX Listing Rule 7.5.1 for the redemption of the CFH Equity Securities for New Chorus Shares or exchange for New Chorus voting preference shares or the issue of New Chorus Shares on exercise of CFH Warrants in the event that such a redemption, exchange or exercise would trigger the requirement in NZSX Listing Rule 7.5.1.

• A waiver from NZSX Listing Rule 7.6.1 to allow the CFH Equity Securities to be redeemed in accordance with their terms.

• A waiver from NZSX Listing Rule 7.9, which would require New Chorus to enter into a security agreement with all persons to whom New Chorus Shares are to be issued in order to enforce the ownership restrictions attached to the New Chorus Shares.

• A ruling that the issue of New Chorus Shares under the Demerger does not constitute a rights issue for the purposes of the NZSX Listing Rules, and consequently the requirements in NZSX Listing Rule 7.10 do not apply to the Demerger.

• A waiver from the requirement in NZSX Listing Rule 7.11.1 that an issuer must proceed to allotment within five Business Days after the closing date for applications, on the basis that this NZSX Listing Rule is not applicable to the Demerger.

• A waiver from NZSX Listing Rule 8.2.1 to allow New Chorus to include a power of forfeiture in its constitution in relation to the ownership restrictions.

• A waiver from NZSX Listing Rule 9.2.1 in respect of the transitional and long term arrangements between New Telecom and New Chorus (as described in section 10), the Separation Deed (as described in section 1.3) and the deed of novation in respect of the UFB Agreements.

• A waiver from NZSX Listing Rule 10.5.3 to the extent that it would require New Chorus to prepare interim financial statements for the six months to 31 December 2011.

• A waiver from NZSX Listing Rule 11.1.5 to allow the New Chorus constitution to contain the restrictions on transferability of New Chorus Shares in relation to the ownership restrictions.

• A waiver from NZSX Listing Rule 11.1.6 to allow the New Chorus Board to preclude a New Chorus Shareholder from voting where the ownership thresholds in respect of the ownership restrictions have been breached.

ASX waivers, confirmations and in principle advice

Telecom has applied to the ASX for confirmations in respect of, and waivers from, certain ASX Listing Rules that relate to both the Demerger and the application by New Chorus to be admitted to the official list of ASX. Telecom expects to receive the following from the ASX:

• A waiver from ASX Listing Rule 6.23.3 to allow the granting of additional options to New Telecom employees under the share rights scheme and the performance rights scheme following the Demerger to compensate for the loss in value of Telecom Shares underlying their existing options as a result of the Demerger.

• A waiver from ASX Listing Rules 10.1 and 10.8 in respect of the transfer of the Chorus business to New Chorus and the distribution of New Chorus Shares that are to occur under the Scheme.

• A waiver of ASX Listing Rule 10.14 in order that additional options can be granted to the CEO of New Telecom under the performance rights scheme as compensation for the loss of value of the Telecom Shares underlying his existing options.

• Confirmation that the proposed timetable for implementation of the Demerger is acceptable to the ASX and that the timetable in Appendix 7A.6 of the ASX Listing Rules does not apply.

• Confirmation that Chapter 11 of the ASX Listing Rules will not apply in respect of the Demerger.

• Confirmation that ASX does not object to the proposed changes to Telecom’s constitution.

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Telecom expects to receive in principle advice from the ASX that, following receipt of an application for admission to the official list of the ASX by New Chorus, the ASX would be likely to do each of the following:

• Confirm that the New Chorus constitution is consistent with the ASX Listing Rules, subject to receipt of waivers (that Telecom expects to be granted) from ASX Listing Rules 6.12.3, 8.10, 15.13 and 15.15 in respect of the ownership restrictions and divestment of small holding provisions that appear in the constitution and from ASX Listing Rule 15.12 in respect of the absence of a provision relating to the treatment of restricted securities under the ASX Listing Rules.

• Confirm that this Booklet is sufficient for the purposes of ASX Listing Rule 1.1 (condition 3).

• Grant a waiver from ASX Listing Rule 4.2A so that New Chorus is not required to lodge half-year financial statements with ASX.

• Grant a waiver from ASX Listing Rules 4.10.4 allowing New Chorus to provide substantial holder information in accordance with the New Zealand Securities Markets Act 1988.

• Confirm certain matters and grant certain waivers in respect of ASX Listing Rules 6.1, 6.3 and 6.5 in relation to the fact that CFH Equity Securities, and preference shares into which they may convert, have different voting and dividend rights than are required by those rules.

• Grant a waiver of ASX Listing Rule 7.1 so that any issue of CFH Equity Securities or CFH Warrants, the entry into the agreement by New Chorus to issue those securities, and their conversion into New Chorus Shares, do not count towards New Chorus’ 15% 12 monthly placement capacity for the purposes of that listing rule.

• Grant a waiver of ASX Listing Rule 15.7 to allow New Chorus to release information simultaneously on the NZSX and the ASX.

The fact that the ASX may admit New Chorus to its official list is not to be taken in any way as an indication of the merits of New Chorus.

11.32 ASIC matters

Registration as a foreign company

As is required in order to become listed on the ASX, New Chorus has registered with the Australian Securities and Investments Commission (ASIC) as a foreign company. New Chorus has been issued an Australian Registered Body Number (ARBN) of 152 485 848.

Secondary sales of New Chorus Shares in Australia

Section 707 of the Australian Corporations Act provides for circumstances where an offer of securities for sale requires Australian prospectus disclosure to investors, including where there is a resale of securities within 12 months of their issue (section 707(3)), or sale by a controller (section 707(5)), if the purpose of the original issue or sale (as the case may be) was to enable the resale.

ASIC Class Order 04/671 provides relief from the resale provisions in section 707(3) of the Corporations Act in the case where the securities were issued (but not transferred) under a scheme of arrangement (such as the Scheme), and consequently, without disclosure to investors, as allowed for in ASIC Class Order 07/09. Given that the New Chorus Shares are to be transferred by Telecom under the Scheme, an individual instrument of relief from ASIC will be required in order to allow on-sale of New Chorus Shares in Australia within 12 months of the Demerger without the requirement for an Australian prospectus.

ASIC has issued Telecom a draft instrument of relief from the resale provisions in section 707(3), (4), (5) and (6) of the Corporations Act in the case where:

• a New Chorus Shareholder makes an offer of New Chorus Shares for sale;

• the New Chorus Shares were transferred by Telecom under the Scheme within the previous 12 months; and

• the offer is not made within 12 months of a sale or transfer of the New Chorus Shares by a person (other than Telecom) who:

– controls New Chorus;

– would have been required by subsection 707(2) of the Corporations Act to lodge an Australian prospectus with ASIC but for section 708 of the Corporations Act; and

– did not lodge an Australian prospectus because of section 708 of the Corporations Act.

Telecom will request ASIC to issue the final instrument prior to New Chorus commencing trading on ASX.

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11. ADDITIONAL INFORMATION

11.33 Securities Act exemption

The Financial Markets Authority has, pursuant to the Securities Act (Telecom Corporation of New Zealand Limited) Exemption Notice 2011, granted certain exemptions in relation to the Demerger. The general effect of the exemption notice is to exempt Telecom and New Chorus from sections 37 and 37A of the Securities Act and the Securities Regulations (except regulation 23), which relate broadly to the requirement to prepare and register a prospectus and to provide each Telecom Shareholder with an investment statement in relation to the Demerger. The exemptions granted are subject to the conditions as set out in the exemption notice, which can be viewed online at www.fma.govt.nz.

11.34 Independent expert

Grant Samuel was appointed as independent expert to prepare a report to assist Telecom Shareholders in appraising the implications of the Demerger. This report is included in full in section 14.

Telecom notes that Grant Samuel has disclosed in its report (section 8.4 of that report) that an executive of Grant Samuel has a minority shareholding and is a director of a private company in which an executive of CFH also holds a minority shareholding and is a director. Grant Samuel had no part in the formulation of the UFB Agreements, its only role being the preparation of its report. Neither Grant Samuel nor Telecom consider that this relationship affects Grant Samuel’s independence.

Accordingly Telecom confirms that there are no existing relationships between Telecom and Grant Samuel, nor are there any other relationships or matters that may affect the independence of Grant Samuel in respect of Telecom. Telecom therefore confirms the independence of Grant Samuel.

11.35 Information for Telecom Shareholders in other jurisdictions

Canada

If the Demerger is approved by the requisite majority of Telecom Shareholders, the distribution of the New Chorus Shares in Canada will be exempt from the requirement that New Chorus prepare and file a prospectus with the relevant securities regulatory authorities in Canada. Accordingly, any resale of the New Chorus Shares must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with prospectus and registration requirements or exemptions from the prospectus and registration requirements in Canada. These resale restrictions may under certain circumstances apply to resales of the New Chorus Shares outside of Canada.

Germany

This Booklet does not constitute an offer or invitation to any person to subscribe for or purchase any securities in Telecom or New Chorus.

This Booklet (i) has not been prepared in accordance with the German Prospectus Act (Wertpapierprospektgesetz) of 22 June 2005 or the Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 on the prospectus to be published when securities are offered to the public or admitted to trading and amending Directive 2001/43/EC or the regulations promulgated thereunder, including the European Commission Regulation EC/809/2004, and (ii) has not been reviewed or approved by the German Federal Financial Supervisory Agency (Bundesanstalt fur Finanzdienstleistungsaufsicht).

This document is therefore not a prospectus pursuant to the German Prospectus Act (Wertpapierprospektgesetz) and does not contain the information required to be disclosed under the German Prospectus ACT (Wertpapierprospektgesetz).

Hong Kong

This document has not been, and will not be, registered as a ‘prospectus’ under the Companies Ordinance (Cap. 32) of Hong Kong. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to it. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice. Please note that New Chorus Shares are not being offered or sold and may not be offered or sold in Hong Kong by means of this document or otherwise,

244 Telecom 2011

other than in circumstances which do not constitute an offer or invitation to the public for the purposes of the Securities and Futures Ordinance (Cap. 571) of Hong Kong.

Norway

This document has neither been (i) prepared in accordance with chapter 7 of the Securities Trading Act of the Kingdom of Norway of June 29, 2007 No. 75 and the related regulations, including the European Commission Regulation EC/809/2004, (ii) nor reviewed or approved by the Norwegian Financial Supervisory Authority. This document is therefore not deemed to be a prospectus pursuant to the Norwegian Securities Trading Act.

Singapore

This document has not and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the ‘SFA’). Accordingly, this document and any other document or material in connection with the issue of New Chorus Shares may not be circulated or distributed nor may New Chorus Shares be offered or sold, or made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than pursuant to Section 273(1)(c) (ii) of the SFA.

Switzerland

This document is not an offering prospectus as that term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations.

United Kingdom

This Booklet may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 (FSMA) does not apply to Telecom and otherwise in compliance with all applicable provisions of FSMA.

United States

The distribution of New Chorus Shares and New Chorus ADSs to Telecom Shareholders and Telecom ADS Holders in the United States has not been, and will not be, registered under the US Securities Act and may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an applicable exemption from registration. The Booklet does not constitute an offer of any securities of New Chorus.

Any Telecom Shareholder or Telecom ADS Holder that is an affiliate of New Chorus will be subject to restrictions on the timing, manner of sale and volume restrictions under Rule 144 of the US Securities Act on the sale of New Chorus Shares and New Chorus ADSs, respectively.

11.36 Places of inspection of documents

Copies of the most recent financial statements of Telecom and of the constitutions of Telecom and New Chorus may be inspected at no charge on the Companies Office website at www.business.govt.nz/companies.

Copies of the proposed new forms of constitutions for New Telecom and New Chorus are available free of charge by contacting the Group Company Secretary at company.secretary@telecom.co.nz or by fax on +64 9 303 3430. You may also inspect the new constitutions free of charge at Level 2, Telecom Place, 167 Victoria Street West, Auckland. A copy of the New Telecom constitution will also be available at the Shareholder Meeting.

Copies of the following agreements, except the provisions of those agreements excluded as described below, may be inspected at no charge at the registered office of either Telecom or New Chorus (as applicable) during normal business hours:

• The IPA, NIPA, NPCA and Kiwi Share Conversion Deed (all as described in section 4).

• The WSA reference offer as described in section 4. 5.

• The Separation Deed and the Property Separation Agreement (as described in sections 1.3 and 1.4 respectively).

• The Debt Prospectus dated 30 August relating to the offer of EMTNs under the New Chorus EMTN Programme and the trust deed dated 30 August between Chorus Limited, Chorus New Zealand Limited and The Law Debenture Trust Corporation p.l.c. relating to the New Chorus EMTN Programme (as described in section 1.5.1).

• Exchange offer memorandum and consent solicitation memorandum dated 31 August 2011 made by TCNZ Finance Limited in relation to TCNZ Finance Limited’s outstanding GBP EMTN bonds (as described in section 1.5.1).

• Consent solicitation memorandum dated 31 August 2011 made by TCNZ Finance Limited in relation to TCNZ Finance Limited’s outstanding CHF EMTN bonds (as described in section 1.5.1).

• The New Chorus Bridge Facility commitment letter (as described in section 1.5.2).

• The New Chorus and New Telecom constitutions (as described in sections 11.25 and 11.26).

The registered offices of New Chorus and Telecom are as set out in sections 11.1 and 11.2, respectively.

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11. ADDITIONAL INFORMATION

As permitted under clause 6(c)(xl) of the Securities Act (Telecom Corporation of New Zealand Limited) Exemption Notice 2011 and the relevant conditions set out in that exemption notice, certain statements have been excluded from the copies of the NIPA and the New Chorus Bridge Facility commitment letter available for inspection.

A brief summary of the nature of the excluded provisions and why they are excluded is detailed below:

NIPA base agreement – Clause 9.3: This clause relates to the equipment required to meet the obligations under the NIPA. The information in this clause is commercially sensitive and if generally available would be likely to cause detriment to Telecom, New Telecom and/or New Chorus.

NIPA base agreement – Clauses 11.3(b)(ii)(B) and 11.3(d): This clause relates to regulatory relief compensation under the NIPA. The information in this clause is commercially sensitive and if generally available would be likely to cause detriment to Telecom, New Telecom and/or New Chorus.

NIPA Schedule 2 – The Commitments – Clause 4(f): This clause relates to New Chorus’ upgrade to next generation passive optical network (PON) for the UFB Network. If the information detailed in this clause were disclosed it would be likely to cause detriment to New Chorus.

NIPA Schedule 2 – The Commitments – Clause 11: This clause relates to CFH’s commitments under the NIPA. The information in this clause is commercially sensitive and if generally available would be likely to cause detriment to Telecom, New Telecom and/or New Chorus.

NIPA Schedule 3 – Design and Build – Annexure 1 Initial Deployment Plans: This annexure shows the draft deployment plans. The versions in the NIPA are from when that contract was signed (on 24 May 2011). The deployment plan has advanced considerably since this date and, as such, disclosure of the drafts could confuse or mislead investors as well as the general public. It is intended the deployment plans will be made available once finalised.

NIPA Schedule 3 – Design and Build – Annexure 3 Architecture: This annexure details the technical design for the network, and contains proprietary information of Telecom (including intellectual property and know-how). Accordingly, this information is commercially sensitive and disclosure of it would be likely to cause detriment to Telecom, New Telecom and/or New Chorus.

NIPA Schedule 7 – Project Governance – Annexure 4: Draft New Chorus Fibre Business Plan: This annexure contains the draft New Chorus Fibre Business Plan. The New Chorus Fibre Business Plan is commercially sensitive as it includes significant confidential information relating to New Chorus in the context of the New Zealand telecommunications market. Accordingly, disclosure of it would be likely to cause detriment to Telecom, New Telecom and/or New Chorus.

NIPA, Schedule 9 – National Partnering – Clause 5(c), 7(a) and 8: Schedule 9 to the NIPA sets out that New Chorus will need to partner with LFC’s participating in the UFB Initiative in order to ensure the interoperability of the UFB Network. Telecom is currently in negotiations with LFC’s who are involved in the UFB Initiative with regard to potential partnering arrangements. Clauses 5(c), 7(a) and 8 all contain particularly sensitive information with regard to the proposed partnering arrangements, which if publicly available would be likely to cause detriment to Telecom, New Telecom and/or New Chorus.

NIPA Schedule 10 – Price Book for Specified Services: Schedule 10 to the NIPA sets out the price book for specified services as at when the NIPA was executed (24 May 2011). Since the NIPA was originally executed the price book has been updated. An updated version has been released to the public. Accordingly, disclosing the draft price book in Schedule 10 may confuse or mislead investors as well as the general public.

IPA – Appendix 5 – Wholesale Services Agreement General Terms: The draft WSA attached to the IPA at Annexure 5 is from when that contract was signed (on 24 May 2011). The WSA has advanced considerably since this date and, as such, disclosure of the draft could confuse or mislead Telecom Shareholders as well as the general public. It is intended the WSA will be made available once finalised.

New Chorus Bridge Facility Commitment Letter Terms Sheet – Margin and Line Fee: The definition of ‘Margin’ and ‘Line Fee’ on page 2 of the Terms Sheet sets out the fees payable on the New Chorus Bridge Facility and the dates on which those fees will step up. This information is commercially sensitive as it discloses New Chorus’ cost of debt funding and disclosure may prejudice New Chorus’ ability to negotiate favourable terms in the future.

New Chorus Bridge Facility Commitment Letter Terms Sheet – Specified Hedges: The Specified Hedges set out in Schedule 1 of the Terms Sheet refer to individual cross currency and interest rate swaps, including the amount and maturity date of each such swap. Disclosure of this information is likely to cause detriment to New Chorus’ ability to negotiate the best possible terms for a rollover of those hedges and may have a distorting effect on New Zealand’s hedging market, given its size and liquidity.

The directors of Telecom are of the opinion any benefit to shareholders through disclosure of the provisions above will not outweigh the detriment caused to Telecom, New Telecom or New Chorus.

Further, the directors of Telecom, after due enquiry, are of the opinion that exclusion of the excluded provisions detailed above will not result in this Booklet being likely to mislead Telecom shareholders, including by failing to refer, or give proper emphasis to, any material adverse circumstance.

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11.37 Supplementary information

Telecom may issue a supplementary document to this Booklet if it becomes aware of any of the following between the date this Booklet and the Demerger Date:

• a material statement in this Booklet is or becomes false or misleading;

• a material omission from this Booklet;

• a significant change affecting a material matter included in this Booklet; or

• a significant new matter has arisen and it would have been required to be included in this Booklet if it had arisen before the date this Booklet.

Depending on the nature and timing of the changed circumstances and subject to obtaining any relevant approvals, Telecom may circulate and publish any supplementary document by:

• placing an advertisement in a prominently published newspaper which is circulated generally throughout New Zealand;

• posting the supplementary document on the Telecom website, www.telecom.co.nz; or

• making an announcement on the NZSX and the ASX and furnishing the announcement to the US Securities and Exchange Commission (SEC).

11.38 Directors’ statement

In the opinion of the Telecom Directors, after due enquiry by them, in relation to the period between 30 June 2011 and the date of this Booklet there are no circumstances that have arisen that materially adversely affect:

• the trading or profitability of Telecom;

• the value of Telecom’s assets; or

• the ability of Telecom to pay its liabilities due within the 12 month period commencing on the date of this Booklet.

11.39 Additional matters required under the ASX Listing Rules

Working capital

As part of its committed 364 day NZ$2 billion New Chorus Bridge Facility, in addition to the initial draw down to fund the acquisition of the assets and liabilities of the Demerged Business, New Chorus has the ability to draw down a further amount of up to NZ$300 million to cover working capital requirements, with any draw down to be made in the first 10 days following the Demerger Date. New Chorus considers that this funding will be sufficient to carry out the objectives stated in this Booklet for the term of this New Chorus Bridge Facility. As set out in section 1.5.2, New Chorus also intends to refinance part of the New Chorus Bridge Facility, with any alternative financing arrangements expected to also provide sufficient working capital for New Chorus’ needs.

Capital raisings

Except as set out in this Booklet, New Chorus has not raised any capital for the three months before the date of issue of this Booklet and, if the Demerger proceeds, will not need to raise any capital for three months after the date of issue of this Booklet.

Section 710 of the Corporations Act

New Chorus believes that all the information that would be required under section 710 of the Corporations Act if this Booklet were an Australian prospectus offering for subscription the same number of New Chorus Shares for which quotation on ASX will be sought is contained in this Booklet.

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Taxation implications for Shareholders

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Section 12 – Taxation implications for Shareholders

12.1 Introduction

This section comments, in summary, on the general taxation position of Telecom Shareholders in relation to the Demerger. This section does not purport to be a complete analysis of the potential tax consequences of the Demerger, and is intended as a general guide to the New Zealand, Australian, United States and United Kingdom tax implications only (on materiality grounds, the tax implications in other jurisdictions are not addressed). It should not be a substitute for advice from an appropriate professional adviser having regard to your individual circumstances and all Telecom Shareholders are strongly advised to obtain their own professional advice on the tax implications based on their own specific circumstances.

12.2 New Zealand

Scope

The following contains a summary of the material New Zealand tax consequences for Telecom Shareholders that receive New Chorus Shares as a consequence of the Demerger Distribution. This summary does not take into account the tax laws of countries other than New Zealand and has been prepared on the basis of the law as at 13 September 2011. Further, this summary does not necessarily apply to Telecom Shareholders holding their shares as part of a business that includes dealing in property of that kind or as part of an undertaking or scheme entered into or devised for the purpose of making a profit, or if the person acquired the shares for the purpose of disposing of them. You are advised to seek independent professional advice regarding the tax consequences of the Demerger Distribution and the receipt of New Chorus Shares according to your own particular circumstances.

Principal New Zealand tax consequences of the Demerger for Telecom Shareholders

The Telecommunications Amendment Act specifically provides for the New Zealand tax consequences of various aspects of the Demerger. In addition, Telecom sought binding rulings from the New Zealand Inland Revenue to confirm the New Zealand tax consequences of particular aspects of the Demerger for Telecom (including New Telecom and New Chorus and their relevant subsidiaries) as well as for Telecom Shareholders. On 30 August 2011 the New Zealand Inland Revenue issued a binding ruling concerning certain New Zealand tax consequences for Telecom Shareholders of the Demerger (BR Prd 11/05). A copy of the ruling is available at http://investor.telecom.co.nz, and a copy is expected to be published on the Inland Revenue’s website (www.ird.govt.nz) by early October 2011.

Based on that ruling, the New Zealand tax consequences of the Demerger for Telecom Shareholders should include the following:

• The Demerger Distribution will not be treated as a dividend. Therefore no imputation credits will be attached to the Demerger Distribution and no resident withholding tax or non-resident withholding tax will be deducted from the Demerger Distribution.

• The Demerger Distribution will not be treated as any other form of assessable income for income tax purposes.

• The Demerger Distribution will not be a dutiable gift in respect of which gift duty may be payable.

• For the purposes of certain income tax provisions which depend on the purpose for which property was acquired, a Telecom Shareholder who receives a New Chorus Share as a result of the Demerger Distribution, is treated as having acquired that New Chorus Share for the same purposes and at the same time as the Telecom Shareholder acquired the Telecom Shares in respect of which the Demerger Distribution was made.

• For the purposes of certain income tax provisions which depend on the cost to a shareholder of acquiring a share, a Telecom Shareholder’s expenditure or loss incurred in acquiring the Telecom Shares held by that Telecom Shareholder prior to the Demerger will be allocated between those Telecom Shares, and the New Chorus Shares the shareholder receives as a result of the Demerger Distribution in proportion to the relative market values of New Telecom and New Chorus immediately following the Demerger. For example, for a Telecom Shareholder that holds five Telecom Shares acquired at a cost of NZ$2 a share and receives one New Chorus Share as a result of the Demerger Distribution, the total cost of the five Telecom Shares (being NZ$10) would be allocated in proportion to the relative market capitalisation amount of each of New Telecom and New Chorus immediately following the Demerger. If New Telecom’s market capitalisation were (for example) three times greater than the market capitalisation of New Chorus, the total cost base of NZ$10 would be allocated in a three to one ratio – that is NZ$7.50 to the Telecom Shareholder’s five New Telecom Shares (being NZ$1.50 per share) and NZ$2.50 to the Telecom Shareholder’s one New Chorus Share. Market capitalisation values calculated for this purpose will be made available at http://investor.telecom.co.nz following the completion of the Demerger.

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12.3 Australia

The following contains a general summary of the Australian tax implications of the Demerger for Telecom Shareholders who are residents of Australia for income tax purposes and who hold their Telecom Shares on capital account. This summary does not apply to Telecom Shareholders who do not hold their Telecom Shares on capital account (for example, Telecom Shareholders who hold their Telecom Shares as trading stock or revenue assets), or Telecom Shareholders who acquired their Telecom Shares in connection with an employee share plan.

The summary does not take account of the individual circumstances of particular Telecom Shareholders and does not constitute tax advice. It is intended as a general guide only and Telecom Shareholders should seek independent professional advice on the tax implications of the Demerger based on their own individual circumstances.

This summary does not take into account the tax laws of countries other than Australia and has been prepared on the basis of Australian taxation law as at the date of this Scheme Booklet. This summary does not take into account or anticipate changes in law or judicial interpretation after that time.

12.3.1 Demerger tax relief – class ruling

Telecom has applied to the Commissioner of Taxation for a class ruling confirming that Telecom Shareholders who are residents of Australia for income tax purposes and who hold their Telecom Shares on capital account at the Record Time will be able to choose demerger tax relief in relation to the Demerger. Telecom considers that the Commissioner of Taxation should issue that class ruling. Telecom will post a copy of the class ruling, or a link to it, on the Telecom website as soon as it is issued, but that is not expected to occur until after the Demerger Date. The Commissioner of Taxation may or may not provide a draft class ruling to Telecom prior to either the Shareholder Meeting to vote on the Scheme or the Demerger Date, but no such draft class ruling would be binding on the Commissioner of Taxation, nor could it be relied upon by Telecom Shareholders.

The Demerger Distribution will be made up of a return of capital and a dividend payable to Telecom Shareholders (Telecom Shareholders will be advised of the relative proportions of the capital return and the dividend components of the Demerger Distribution at http://investor.telecom.co.nz after the Demerger Date). The Demerger Distribution will be applied to pay for the New Chorus Shares transferred to Eligible Shareholders.

In broad terms, if demerger tax relief is available, Australian resident Telecom Shareholders can choose to defer the CGT consequences of the CGT event, being the return of capital, that happens in respect of their Telecom Shares as a result of the Demerger. No formal election is required to be lodged in order to choose demerger tax relief. The choice will be evident from the way in which the Telecom Shareholders prepare their income tax returns.

In the class ruling application, Telecom has also sought confirmation that the Commissioner of Taxation will not treat any part of the Demerger Distribution, or the New Chorus Shares, to be an assessable dividend for Australian taxation purposes. If demerger tax relief is not available then, while tax consequences may vary between shareholders, Australian resident Telecom Shareholders may have an assessable capital gain and may be liable for income tax on an unfranked dividend as a result of the Demerger.

These issues are considered in more detail below.

(a) Capital return

Telecom Shareholders will receive a capital return in respect of each Telecom Share they hold on the Record Date. The receipt of this capital return will constitute a CGT event which may give rise to a capital gain (or a capital loss) for the Telecom Shareholders.

If demerger tax relief is available, Telecom Shareholders may choose to disregard the CGT consequences of this CGT event

(a ‘CGT roll-over’). In addition, no part of the capital return should be treated as a dividend (see further below). Therefore, Telecom Shareholders who make the CGT roll-over choice will not be required to include any part of the capital return in their assessable income.

(b) ‘Demerger dividend’

If demerger tax relief is available, Telecom Shareholders will be taken to have received a ‘demerger dividend’ equal to the dividend amount of the Demerger Distribution in respect of each Telecom Share they hold at the Record Date.

Telecom will not make the election that is available under the demerger legislation for the ‘demerger dividend’ to be treated as assessable income to the Telecom Shareholders. Therefore, if demerger tax relief is available, the ‘demerger dividend’ will not be assessable income or exempt income for Telecom Shareholders. This will be the case whether or not a Telecom Shareholder has chosen to make the CGT roll-over choice (see above). No franking credits will be attached to the ‘demerger dividend’.

(c) Apportionment of cost base

If demerger tax relief is available, under the demerger tax legislation, irrespective of whether a CGT roll-over is chosen by a Telecom Shareholder, the cost base and reduced cost base of Telecom Shareholders’ Telecom Shares held just before the Demerger will be reasonably apportioned between each Telecom Share and each New Chorus Share held after the

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Demerger. The apportionment is to be based on the relative market values of the Telecom Shares and the New Chorus Shares (or a reasonable approximation of those market values) just after the Demerger.

Telecom will provide Telecom Shareholders with information to assist them in determining the respective cost bases of their Telecom Shares and New Chorus Shares.

The cost base and reduced cost base will be relevant for determining capital gains and/or capital losses arising from any future disposals of Telecom Shares and/or New Chorus Shares held by Telecom Shareholders.

(d) Deemed date of acquisition of New Chorus Shares

If demerger tax relief is available and roll-over relief is chosen by a Telecom Shareholder, the Telecom Shareholder will be taken to have acquired their New Chorus Shares on the same date as they acquired their Telecom Shares for the purposes of ascertaining whether the Telecom Shareholder is entitled to the benefit of a CGT discount in respect of a subsequent CGT event affecting the New Chorus Shares.

Telecom Shareholders who are individuals, trusts or complying superannuation entities may be entitled to reduce capital gains (after taking into account capital losses) by their respective CGT discount rates if they have held, or are deemed to have held, their New Chorus Shares for at least 12 months prior to the time of the relevant CGT event. Companies are not entitled to claim the CGT discount.

Telecom Shareholders should seek their own advice as to whether they are entitled to claim a CGT discount and, in particular, trustees should seek advice as to whether the benefit of any discount capital gain derived by a trust will be taken to flow through to beneficiaries of the trust.

(e) Effect of not choosing CGT roll-over

If demerger tax relief is available, Telecom Shareholders who do not choose the CGT roll-over may derive capital gains if the amounts of the capital return components of the Demerger Distribution exceed their respective original cost bases for their Telecom Shares. Any such capital gains would be required to be included in taxable income. Certain Telecom Shareholders may be entitled to reduce any such capital gain (after taking into account any available capital losses) by the CGT discount (see above).

If the amount of the capital return components of the Demerger Distribution does not exceed a Telecom Shareholder’s original cost base for their Telecom Shares, no capital gain should arise for the Telecom Shareholder and their original cost base for their Telecom Shares, reduced by the amount of that capital return, should be allocated between their Telecom Shares and their New Chorus Shares on the same basis as described above for those Telecom Shareholders who do choose CGT roll-over relief.

12.3.2 Disposal of Telecom Shares by Telecom Shareholders after the Demerger

Telecom Shareholders who dispose of their Telecom Shares after the Demerger will have an assessable capital gain if the proceeds received on disposal exceed their cost base (the first element of the cost base is determined as set out above) for their Telecom Shares. Certain Telecom Shareholders may be entitled to reduce their capital gain (after taking into account any available capital losses) by the CGT discount (see above). Alternatively, individuals, trusts and complying superannuation entities who acquired their Telecom Shares prior to 11.45am EST on 21 September 1999 may choose to apply indexation to their cost base (the first element of which is determined as set out above) up until the September 1999 quarter, rather than claim the CGT discount. Australian resident companies must apply indexation to their cost bases in these circumstances. Conversely, if the proceeds from the disposal of the Telecom Shares are less than the reduced cost base (the first element of which is determined as set out above), a capital loss will arise for the Telecom Shareholders. A capital loss can be offset against other capital gains but cannot otherwise be deducted from assessable income.

12.3.3 Disposal of New Chorus Shares by Telecom Shareholders after the Demerger

Telecom Shareholders who dispose of their New Chorus Shares after the Demerger will have an assessable capital gain if the proceeds received on disposal exceed their cost base (the first element of the cost base is determined as set out above) for their New Chorus Shares. Certain Telecom Shareholders may be entitled to reduce their capital gain (after taking into account any available capital losses) by the CGT discount (see above). As described above, if demerger tax relief is available and a CGT roll-over is chosen by a Telecom Shareholder, the Telecom Shareholder’s New Chorus Shares will be taken to have been acquired on the same date as their original Telecom Shares were acquired.

Conversely, if the proceeds from the disposal of the New Chorus Shares are less than the reduced cost base (the first element of which is determined as set out above), a capital loss will arise for the Telecom Shareholders. A capital loss can be offset against other capital gains but cannot otherwise be deducted from assessable income.

12.3.4 Dividends received from New Chorus after the Demerger

The tax rules applying to dividends received from New Chorus are the same as the rules applying to dividends received from Telecom. Accordingly, New Chorus Shareholders will be taxed on any dividends they receive from New Chorus in the same way as they are taxed on any dividends they receive from Telecom.

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12.3.5 Implications if Australian Demerger tax relief is not available

In the event that the Commissioner of Taxation rules that demerger tax relief is not available for the Demerger then, unless a Telecom Shareholder successfully challenges that view in a court, the following implications will apply for an Australian resident Telecom Shareholder:

• Except to the extent that the Commissioner of Taxation makes a determination that any part of the capital return should be treated as an unfranked dividend (see below), if the capital return exceeds a Telecom Shareholder’s original CGT cost base for their Telecom Shares, the Telecom Shareholder will make a capital gain as a result of the capital return and the capital gain will be required to be included in calculating the Telecom Shareholder’s taxable income. Certain Telecom Shareholders may be entitled to reduce their capital gain (after taking into account any available capital losses) by the CGT discount (see above).

• If the capital return does not exceed a Telecom Shareholder’s original CGT cost base for their Telecom Shares, the cost base and reduced cost base of the Telecom Shares will be reduced to the extent of the capital return, except to the extent that the Commissioner of Taxation makes a determination that any part of the capital return should be treated as an unfranked dividend (see below).

• For CGT purposes, Telecom Shareholders will be taken to have acquired their New Chorus Shares on the Demerger Date. Eligibility for the CGT discount will only be available after a Telecom Shareholder has held their New Chorus Shares for at least 12 months from the date that the New Chorus Shares are acquired.

• Because the Demerger entails the amount of the Demerger Distribution being automatically applied to acquire the New Chorus Shares on behalf of the Telecom Shareholders, the first element of the cost base or reduced cost base of the New Chorus Shares will be equal to the amount of the Demerger Distribution.

• The amount of the Demerger Distribution that is a dividend (to be advised by Telecom) will be assessable income of the Telecom Shareholder (and no franking credits will be available).

The Commissioner of Taxation has the power to determine that all or part of the capital return component of a Demerger

Distribution may be treated as an unfranked dividend for Australian taxation purposes. In that case, Telecom Shareholders would be required to include that part of the Demerger Distribution determined to be an unfranked dividend in their assessable income.

12.3.6 Stamp duty

Telecom Shareholders will pay no Australian stamp duty on the transfer of the New Chorus Shares to them under the Demerger.

12.3.7 Goods and Services Tax (GST)

Telecom Shareholders will not be liable for (or be required to pay) GST on the receipt of New Chorus Shares or any other distributions received in connection with the Demerger.

12.4 United States

Subject to the limitations and qualifications described herein, the following is a summary of the material US federal income tax consequences to holders of Telecom Shares or ADSs resulting from the Demerger. This discussion is based on the US Tax Code, the Treasury regulations promulgated thereunder and interpretations of such authorities by the courts and the United States Internal Revenue Service (IRS), all as in effect as of the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This discussion is limited to holders of Telecom Shares or ADSs that are US holders (as defined below) that hold their Telecom Shares or ADSs as capital assets within the meaning of the US Tax Code. Further, this discussion does not address all tax considerations that may be relevant to holders of Telecom Shares or ADSs in light of their particular circumstances, nor does it address the consequences to holders of Telecom Shares or ADSs subject to special treatment under the US federal income tax laws, such as tax-exempt entities, partnerships (including any entity treated as partnership for US federal income tax purposes), persons who acquired such Telecom Shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, financial institutions, insurance companies, dealers or traders in securities, and persons who hold their Telecom Shares or ADSs as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment or other risk-reduction transaction for US federal income tax purposes. This discussion does not address any US federal estate, gift or other non-income tax consequences or any state, local or non-US tax consequences.

Holders of Telecom Shares or ADSs are urged to consult with their own tax advisers as to the particular tax consequences to them as a result of the Demerger.

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For purposes of this discussion, a ‘US holder’ is a beneficial owner of Telecom Shares or ADSs that is, for US federal income tax purposes:

• an individual who is a citizen or a resident of the United States;

• a corporation, or any entity taxable as a corporation for US federal income tax purposes, created or organized under the laws of the United States or any state or political subdivision thereof;

• an estate, the income of which is subject to US federal income taxation regardless of its source; or

• a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more US persons have the authority to control all of its substantial decisions, or (ii) it has a valid election in place under applicable Treasury regulations to be treated as a US person for US federal income tax purposes.

If a partnership (or any entity treated as a partnership for US federal income tax purposes) holds Telecom Shares or ADSs, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding Telecom Shares or ADSs should consult its own tax advisor regarding the tax consequences of the Demerger.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

12.4.1 US federal income tax consequences of the Demerger

Telecom is seeking a private letter ruling from the IRS to the effect that the Demerger will qualify as a tax-free distribution to US holders of Telecom Shares or ADSs, for US federal income tax purposes under Section 355 of the US Tax Code. The private letter ruling is expected to conclude that, for US federal income tax purposes:

• no gain or loss will be recognized by, and no amount will otherwise be included in the income of, the shareholders of Telecom on the receipt of New Chorus Shares or New Chorus ADSs in the Demerger;

• the holding period of the New Chorus Shares or New Chorus ADSs received by each shareholder of Telecom in the Demerger will include the holding period of the Telecom Shares or Telecom ADSs with respect to which such New Chorus Shares or New Chorus ADSs were received;

• Each Telecom Shareholder’s basis in a Telecom Share or Telecom ADS, as applicable (as adjusted under Treas. Reg. § 1.358-1) will be allocated between the Telecom Share or Telecom ADS, as applicable, with respect to which the Demerger is made and the New Chorus Share or New Chorus ADS, as applicable (or allocable portions thereof), received with respect to the Telecom Share or Telecom ADS, as applicable, in proportion to their fair market values. If one New Chorus Share or New Chorus ADS, as applicable, is received in respect of more than one Telecom Share or Telecom ADS, as applicable, the basis of each Telecom Share or Telecom ADS, as applicable, must be allocated to the New Chorus Shares or New Chorus ADSs, as applicable, received in a manner that reflects that, to the extent possible, a New Chorus Share or New Chorus ADS, as applicable, is received in respect of Telecom Shares or Telecom ADSs, as applicable, acquired on the same date and at the same price. If a Telecom shareholder that purchased or acquired Telecom Shares or Telecom ADSs, as applicable, on different dates or at different prices is not able to identify which particular New Chorus Share or New Chorus ADS, as applicable (or portion thereof), is received with respect to a particular Telecom Share or Telecom ADS, as applicable, the shareholder may designate which particular New Chorus Share or New Chorus ADS, as applicable (or portion thereof), is received with respect to a particular Telecom Share or Telecom ADS, as applicable, provided that the designation is consistent with the terms of the Demerger.

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Although a private letter ruling relating to the qualification of the Demerger under Section 355 of the US Tax Code will generally be binding on the IRS, the initial and continuing validity of such ruling will be subject to the accuracy of factual representations and certain assumptions. Also, a private letter ruling obtained by Telecom will not represent a determination by the IRS that certain requirements (ie the US Tax Requirements) which are necessary to obtain tax-free treatment under Section 355 of the US Tax Code, on which the IRS will not rule as part of its general policy not to rule on factual matters, have been satisfied. Rather, such private letter ruling will be based upon representations by Telecom that the US Tax Requirements have been satisfied. If any of the representations or assumptions upon which such private letter ruling will be based are incorrect or untrue in any material respect, or the facts upon which the ruling is based are materially different from the facts at the time of the Demerger, the private letter ruling could be invalidated.

As a result of this IRS policy not to rule on factual matters, Telecom also expects to receive the opinion of Skadden, Arps, Slate, Meagher and Flom LLP, special tax counsel to Telecom, to the effect that the Demerger should satisfy the US Tax Requirements. Opinions of counsel are not binding on the IRS or the courts. As a result, the conclusions expressed in the opinion of counsel could be challenged by the IRS and a court could sustain such a challenge. The opinion of counsel will be based on the US Tax Code, the Treasury regulations promulgated thereunder, administrative rulings and court decisions, all as in effect as of the date on which the opinion is issued and all of which are subject to change, possibly with retroactive effect. In addition, the opinion of counsel will be based upon certain assumptions and factual representations made by the officers of Telecom, as well as certain undertakings made by Telecom. If any of those factual representations or assumptions is incorrect or untrue in any material respect, any undertaking is not complied with, or the facts upon which the opinion is based are materially different from the facts at the time of the Demerger, the Demerger may not qualify for tax-free treatment.

If the Demerger does not qualify for tax-free treatment, a holder of Telecom Shares or ADSs that received shares or ADSs in the Demerger would be treated as having received a distribution of property in an amount equal to the fair market value of such shares or ADSs. Such a distribution would be taxable to such holder as a dividend to the extent of Telecom’s current and accumulated earnings and profits as determined for US federal income tax purposes. Any amount that exceeded Telecom’s earnings and profits would be treated first as a non-taxable return of capital to the extent of such holder’s tax basis in its Telecom Shares or ADSs and then any remaining amount would be taxed as a capital gain.

Notwithstanding the foregoing rules, because Telecom does not intend to determine its earnings and profits for US federal income tax purposes, the entire amount of any distribution will generally be treated as a dividend for US federal income tax purposes. A non-corporate recipient of a dividend income will generally be subject to tax on such income received from a ‘qualified foreign corporation’ at a maximum US federal tax rate of 15%, rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period requirements are met. A non-US corporation (other than a corporation classified as a ‘passive foreign investment company’ for US federal income tax purposes) generally will be considered to be a qualified foreign corporation if (i) it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information programme or (ii) with respect to any dividend, it pays such dividends on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and New Zealand which the Secretary of Treasury has determined is satisfactory for these purposes and Telecom believes it should be eligible for the benefits of the treaty. In addition, because the Telecom ADSs are traded on the NYSE, they are considered readily tradable on an established securities market in the United States. Moreover, Telecom should not be treated as a passive foreign investment company for US federal income tax purposes. US corporations that hold shares or ADSs will generally not be entitled to the ‘dividends received deduction’ generally available to US corporations for dividends received from US corporations (and certain non-US corporations).

12.4.2 Stockholder information reporting

Telecom will provide holders of Telecom Shares and ADSs with information to assist them in determining their tax basis in their Telecom Shares or ADSs (as applicable) and their New Chorus Shares or ADSs (as applicable) following the Demerger. The information will be posted on the New Telecom website promptly following the completion of the Demerger.

A holder of Telecom Shares or ADSs that owns at least 5% (by vote or value) of the total outstanding Telecom Shares and that receives shares or ADSs pursuant to the Demerger generally will be required to attach to such holder’s US federal income tax return for the year in which the Demerger occurs a statement setting forth certain information relating to the Demerger.

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12. TAXATION IMPLICATIONS FOR SHAREHOLDERS

12.5 United Kingdom

The following statements do not constitute tax advice and are intended only as a general guide to current UK law and HM Revenue & Customs (‘HMRC’) published practice (which are both subject to change at any time, possibly with retrospective effect). They relate only to certain limited aspects of the UK taxation treatment of shareholders and are intended to apply only to persons who are resident and, if individuals, ordinarily resident and domiciled in the United Kingdom for UK tax purposes, and who are absolute beneficial owners of Telecom Shares (otherwise than through an individual savings account or a self invested personal pension) and who hold them as investments (and not as securities to be realised in the course of a trade). They may not apply to certain shareholders, such as dealers in securities, insurance companies and collective investment schemes, shareholders who are exempt from taxation and shareholders who have (or are deemed to have) acquired their Telecom Shares by virtue of an office or employment. Such persons may be subject to special rules.

Shareholders who are in any doubt as to their tax position are strongly recommended to consult an appropriate professional adviser without delay.

12.5.1 Individual shareholders within the charge to UK income tax/chargeable gains tax

The distribution of the New Chorus Shares to shareholders is likely to be treated as an income receipt chargeable to UK income tax in the hands of UK tax resident individuals. However, this may depend, amongst other things, on the relative values of the New Chorus Shares and the New Telecom Shares immediately after the distribution, and it is possible that HMRC would accept that the receipt of the New Chorus Shares should instead be treated as a transaction of a capital nature for UK tax purposes. Individual shareholders are recommended to consult their professional advisors for more detailed advice.

If the distribution is treated as an income receipt chargeable to UK income tax, a shareholder who is an individual resident (for tax purposes) in the UK should be entitled to a tax credit equal to one-ninth of the value of the distribution. The value of the distribution plus the related tax credit (the ‘gross distribution’) will be part of the shareholder’s total income for UK income tax purposes and will be regarded as the top slice of that income. However, in calculating the shareholder’s liability to income tax in respect of the gross distribution, the tax credit (which equates to 10% of the gross distribution) is set off against the income tax chargeable on the gross distribution.

In the case of a shareholder who is liable to income tax at the basic rate, the shareholder should be subject to tax on the gross distribution at the rate of 10%. The tax credit would, in consequence, satisfy in full the shareholder’s liability to income tax on the gross distribution.

To the extent that the gross distribution falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax, the shareholder should be subject to tax on the gross distribution at the rate of 32.5%. This means that the tax credit would satisfy only part of the shareholder’s liability to income tax on the gross distribution, so that to that extent the shareholder will have to account for income tax equal to 22.5% of the gross distribution (which equates to 25% of the tax value of the Demerger Distribution). For example, assuming the entire gross distribution falls above the higher rate threshold and below the additional rate threshold, a distribution of £90 from Telecom would represent a gross distribution of £100 (after the addition of the tax credit of £10) and the shareholder would be required to account for income tax of £22.50 on the distribution, being £32.50 (ie 32.5% of £100) less £10 (the amount of the tax credit).

256 Telecom 2011

To the extent that the gross distribution falls above the threshold for the additional rate of income tax, the shareholder will be subject to tax on the gross distribution at the rate of 42.5%. This means that the tax credit will satisfy only part of the shareholder’s liability to income tax on the gross distribution, so that to that extent the shareholder will have to account for income tax equal to 32.5% of the gross distribution (which equates to approximately 36.1% of the tax value of the Demerger Distribution). For example, assuming the entire gross distribution falls above the additional rate threshold, a distribution of £90 from Telecom would represent a gross distribution of £100 (after the addition of the tax credit of £10) and the shareholder would be required to account for income tax of £32.50 on the distribution, being £42.50 (ie 42.5% of £100) less £10 (the amount of the tax credit).

If the distribution of the New Chorus Shares is treated as a capital transaction, rather than an income receipt, UK tax resident shareholders will not be subject to UK income tax and the following will apply. Unless the value of the New Chorus Shares distributed to a shareholder is £3,000 or less (or is 5% or less of the value of the shares in Telecom), the receipt of the New Chorus Shares will generally constitute a part disposal by that shareholder of his Telecom Shares for UK capital gains tax purposes. Depending on the individual shareholder’s particular circumstances (including the availability of his annual exemption and whether or not he can elect for the value of the distribution to be treated as reduced, with a corresponding reduction in his tax basis in his Telecom Shares), this part disposal could produce a taxable gain, chargeable to capital gains tax either at 18% (basic rate) or at 28% (higher rate). If the value of the New Chorus Shares distributed to a shareholder is £3,000 or less (or is 5% or less of the value of his shares in Telecom) and that shareholder’s tax basis in his Telecom Shares exceeds the value of the New Chorus Shares, then that shareholder will not be treated as making a part disposal of his Telecom Shares; however, the amount of his base cost in the Telecom Shares will be reduced by an amount equal to the value of the New Chorus Shares for the purposes of calculating his chargeable gain on any subsequent disposal of his New Telecom Shares.

12.5.2 Corporate shareholders within the charge to UK corporation tax

Shareholders within the charge to United Kingdom corporation tax which are ‘small companies’ (for the purposes of United Kingdom taxation of distributions) should not expect to be subject to tax on the distribution of the New Chorus Shares.

Other shareholders within the charge to United Kingdom corporation tax will not be subject to tax on the distribution of the New Chorus Shares so long as the distribution falls within an exempt class and certain conditions are met. In general, a distribution to a UK corporate shareholder who holds beneficially less than 10% of Telecom’s issued share capital will fall within an exempt class. Shareholders will need to ensure that they satisfy the requirements of any exempt class before treating the distribution of the New Chorus Shares as exempt, and should seek appropriate professional advice where necessary.

A corporate shareholder for whom the distribution is exempt from UK corporation tax will not be entitled to claim repayment of any UK tax credit attaching to the distribution of the New Chorus Shares.

12.5.3 Tax basis in the Chorus Shares

UK tax resident shareholders (both corporates and individuals) should receive a base cost in the New Chorus Shares for UK capital gains tax or corporation tax purposes (as applicable) equal to the market value of the New Chorus Shares at the time of the distribution.

12.5.4 UK stamp duties

UK stamp duties should not in practice be payable in respect of the transfer of the New Chorus Shares to shareholders.

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13. SPECIAL PURPOSE FINANCIAL STATEMENTS

SECTION 13

Special purpose financial statements

258	Telecom 2011

259

13. NEW TELECOM SPECIAL PURPOSE FINANCIAL STATEMENTS

Independent auditors’ report on the New Telecom special purpose financial statements

KPMG KPMG Centre Telephone +64 (9) 367 5800

18 Viaduct Harbour Avenue Fax +64 (9) 367 5875

P.O. Box 1584 Internet www.kpmg.com/nz

Auckland

New Zealand

To the Directors and Proposed Directors of Telecom Corporation of New Zealand Limited and the Directors and Proposed Directors of Chorus Limited (together “the Directors”)

Introduction

KPMG have been engaged by Telecom Corporation of New Zealand Limited and its subsidiaries (“Telecom” or “the Telecom Group”) to prepare this report for inclusion in the Scheme Booklet to be dated on or about 13 September 2011 (“Scheme Booklet”), and to be issued by Telecom, in respect of the proposed demerger of New Chorus from Telecom.

Expressions defined in the Scheme Booklet have the same meaning in this report.

Audit of New Telecom Special Purpose Financial Statements

We have audited the accompanying special purpose financial statements of New Telecom on pages 262 to 325 (“the New Telecom special purpose financial statements”). The New Telecom special purpose financial statements comprise the statements of financial position as at 30 June 2011, 2010 & 2009 and the income statements and statements of comprehensive income, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information. The New Telecom special purpose financial statements have been prepared in accordance with the basis of preparation set out in Note 1.

Directors’ Responsibility for the New Telecom Special Purpose Financial Statements

The Directors are responsible for the preparation of the New Telecom special purpose financial statements, in accordance with the basis of preparation set out in Note 1, for determining the acceptability of the basis of accounting, and for such internal control as the Directors determine is necessary to enable the preparation of special purpose financial statements that are free from material misstatement whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the New Telecom special purpose financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing (New Zealand). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the special purpose financial statements are free from material misstatement.

©2011 KPMG, a New Zealand partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

260 Telecom 2011

KPMG

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the New Telecom special purpose financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the New Telecom special purpose financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to New Telecom’s preparation of the New Telecom special purpose financial statements in order to design audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of New Telecom’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates, as well as evaluating the presentation of the special purpose financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG are the auditors of the Telecom Group, and have also provided assurance services to the Telecom Group in relation to regulatory and other legislative requirements, including the structural separation of Telecom, and certain other assurance services. The firm, partners and employees of the firm also deal with Telecom on normal terms within the ordinary course of trading activities of the business of the Telecom Group. The firm has no interest in the outcome of the proposed scheme of arrangement, or any other relationship with, or interest in, the Telecom Group.

Opinion

In our opinion the New Telecom special purpose financial statements on pages 262 to 325 present fairly, in all material respects, the financial position of New Telecom as at 30 June 2011, 2010 & 2009 and its financial performance and its cash flows for the years then ended, in accordance with the basis of preparation set out in Note 1 of the New Telecom special purpose financial statements.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the New Telecom special purpose financial statements. In preparing the New Telecom special purpose financial statements, the New Chorus business activities of the Telecom Group have been excluded. Consequently certain corporate and shared overhead costs, other costs such as depreciation, interest expense and income taxes and the associated period end balances of the Telecom Group pertaining to New Chorus have also been excluded using the method of allocation described in Note 1 to the New Telecom special purpose financial statements. The New Telecom special purpose financial statements may not necessarily be indicative of the financial performance that would have been achieved if the Telecom Group had excluded the New Chorus business activities, nor may they be indicative of the results of operations of New Telecom for any future period.

KPMG

26 August 2011 Auckland

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13. NEW TELECOM SPECIAL PURPOSE FINANCIAL STATEMENTS

# New Telecom special purpose financial statements

## Income statement

For the years ended 30 June 2011, 2010 and 2009

| YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS) | NOTES | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|---|
| Operating revenues and other gains | 3 | | | |
| Local service | | 955 | 1,004 | 1,039 |
| Calling | 4 | 928 | 1,003 | 1,239 |
| Interconnection | | 195 | 178 | 177 |
| Mobile | | 825 | 826 | 822 |
| Data | | 575 | 626 | 634 |
| Broadband and internet | | 487 | 511 | 535 |
| IT services | | 561 | 486 | 516 |
| Resale | | 235 | 278 | 337 |
| Other operating revenue | 4 | 168 | 211 | 231 |
| Other gains | 6 | 45 | 27 | 12 |
| | | **4,974** | **5,150** | **5,542** |
| Operating expenses | | | | |
| Labour | 5 | (826) | (850) | (868) |
| Intercarrier costs | | (1,556) | (1,592) | (1,847) |
| Other operating expenses | 5 | (1,482) | (1,689) | (1,846) |
| Other expenses | 6 | (43) | – | – |
| Asset impairments | 6 | (215) | – | (101) |
| Depreciation | 15 | (501) | (553) | (494) |
| Amortisation | 14 | (283) | (271) | (232) |
| | | **(4,906)** | **(4,955)** | **(5,388)** |
| Finance income | 7 | 15 | 22 | 41 |
| Finance expense | 7 | (203) | (202) | (242) |
| Share of associates' net profits/(losses) | | 1 | 1 | (1) |
| | | **(187)** | **(179)** | **(202)** |
| **Net (loss)/earnings before income tax** | | **(119)** | **16** | **(48)** |
| Income tax credit | 8 | 9 | 3 | 22 |
| **Net (loss)/earnings for the year** | | **(110)** | **19** | **(26)** |
| Net (loss)/earnings for the year is attributable to: | | | | |
| Equity holders of the company | | (112) | 17 | (28) |
| Non-controlling interest | | 2 | 2 | 2 |
| **Earnings/(loss) per share (in NZ$)** | 9 | | | |
| Basic net (loss)/earnings per share | | (0.06) | 0.01 | (0.02) |
| Diluted net (loss)/earnings per share | | (0.06) | 0.01 | (0.02) |
| Weighted average number of ordinary shares outstanding (in millions) | | 1,924 | 1,891 | 1,837 |

See accompanying notes to these special purpose financial statements

262 Telecom 2011

# Statement of comprehensive income

For the years ended 30 June 2011, 2010 and 2009

| YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS) | NOTES | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|---|
| **Net (loss)/earnings for the year** | | **(110)** | **19** | **(26)** |
| Other comprehensive income[1] | 8 | | | |
| Translation of foreign operations | | (8) | (6) | 76 |
| Hedge of net investment | | (11) | 10 | (69) |
| Reclassified to income statement on disposal of foreign operation | | – | – | 2 |
| Revaluation of long-term investments | 13 | (48) | 30 | (10) |
| Cash flow hedges | 24 | (24) | 8 | (45) |
| **Other comprehensive (loss)/income for the year** | | **(91)** | **42** | **(46)** |
| **Total comprehensive (loss)/income for the year** | | **(201)** | **61** | **(72)** |
| Total comprehensive (loss)/income attributable to equity holders | | (203) | 59 | (74) |
| Total comprehensive income attributable to non-controlling interest | | 2 | 2 | 2 |
| | | **(201)** | **61** | **(72)** |

1 Other comprehensive income components are shown net of tax, with the differences between gross and net detailed in note 8.

See accompanying notes to these special purpose financial statements

# Statement of changes in equity

For the years ended 30 June 2011, 2010 and 2009

| YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS) | NOTE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|---|
| **Balance at 1 July** | | **680** | **588** | **733** |
| Current year impact of change in accounting policy | | – | (4) | – |
| **Balance at 1 July** | | **680** | **584** | **733** |
| Net (loss)/earnings for the year | | (110) | 19 | (26) |
| Other comprehensive (loss)/income | | (91) | 42 | (46) |
| **Total comprehensive (loss)/income for the year** | | **(201)** | **61** | **(72)** |
| Contributions by and distributions to owners: | | | | |
| Dividends | | (320) | (454) | (499) |
| Supplementary dividends | | (28) | – | – |
| Tax credit on supplementary dividends | | 28 | – | 19 |
| Dividend reinvestment plan | | 7 | 128 | 79 |
| Issuance of shares under share schemes | | 7 | 5 | 8 |
| Movement in invested capital | 1 | 217 | 356 | 320 |
| **Total transactions with owners** | | **(89)** | **35** | **(73)** |
| **Balance at 30 June** | | **390** | **680** | **588** |

1 Other comprehensive income components are shown net of tax, with the differences between gross and net detailed in note 8.

See accompanying notes to these special purpose financial statements

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13. NEW TELECOM SPECIAL PURPOSE
FINANCIAL STATEMENTS

# Statement of financial position

As at 30 June 2011, 2010 and 2009

| AS AT 30 JUNE (DOLLARS IN MILLIONS) | NOTES | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|---|
| **Current assets:** | | | | |
| Cash | | 324 | 339 | 261 |
| Collateral funds | | 110 | 21 | – |
| Short-term derivative assets | 10 | 2 | 4 | 2 |
| Receivables and prepayments | 11 | 679 | 682 | 765 |
| Taxation recoverable | | 3 | – | – |
| Inventories | 12 | 60 | 61 | 97 |
| **Total current assets** | | 1,178 | 1,107 | 1,125 |
| **Non-current assets:** | | | | |
| Long-term investments | 13 | 125 | 276 | 267 |
| Long-term receivables | 11 | 44 | 31 | – |
| Long-term derivative assets | 10 | 40 | 51 | 69 |
| Intangible assets | 14 | 974 | 1,223 | 1,092 |
| Property, plant and equipment | 15 | 1,931 | 2,161 | 2,278 |
| **Total non-current assets** | | 3,114 | 3,742 | 3,706 |
| **Total assets** | | **4,292** | **4,849** | **4,831** |
| **Current liabilities:** | | | | |
| Accounts payable and accruals | 16 | 985 | 1,168 | 1,054 |
| Taxation payable | | – | 1 | 7 |
| Short-term derivative liabilities | 10 | 329 | 22 | 41 |
| Short-term provisions | 17 | 26 | 18 | 32 |
| Debt due within one year | 18 | 397 | 184 | 385 |
| **Total current liabilities** | | 1,737 | 1,393 | 1,519 |
| **Non-current liabilities:** | | | | |
| Deferred tax liabilities | 19 | 100 | 152 | 73 |
| Long-term derivative liabilities | 10 | 330 | 440 | 343 |
| Long-term provisions | 17 | 35 | 47 | 27 |
| Long-term debt | 20 | 1,700 | 2,137 | 2,281 |
| **Total non-current liabilities** | | 2,165 | 2,776 | 2,724 |
| **Total liabilities** | | **3,902** | **4,169** | **4,243** |
| **Equity:** | | | | |
| Invested capital attributable to equity holders | 21 | 385 | 674 | 583 |
| Non-controlling interest | | 5 | 6 | 5 |
| **Total equity** | | 390 | 680 | 588 |
| **Total liabilities and equity** | | **4,292** | **4,849** | **4,831** |

See accompanying notes to these special purpose financial statements

On behalf of the Board

WAYNE BOYD, Chairman

PAUL REYNOLDS, Chief Executive Officer

Authorised for issue on 26 August 2011

264 Telecom 2011

Statement of cash flows

For the years ended 30 June 2011, 2010 and 2009

YEAR ENDED 30 JUNE 2011 2010 2009

(DOLLARS IN MILLIONS) NOTES NZ$M NZ$M NZ$M

Cash flows from operating activities

Cash was provided from/(applied to):

Cash received from customers 4,841 5,128 5,529

Interest income 15 21 36

Dividend income 71 66 82

Payments to suppliers and employees (3,136) (3,124) (3,711)

Income tax (paid)/refunded (19) 86 113

Interest paid on debt (197) (195) (213)

Net cash flows from operating activities 29 1,575 1,982 1,836

Cash flows from investing activities

Cash was provided from/(applied to):

Sale of property, plant and equipment 3 3 17

Sale of business 76 – –

Purchase of subsidiary companies, net of cash acquired – – (6)

Sale of and proceeds from long-term investments 107 6 2

Purchase of property, plant and equipment and intangibles (632) (776) (944)

Capitalised interest paid (16) (20) (18)

Net cash flows from investing activities (462) (787) (949)

Cash flows from financing activities

Cash was provided from/(applied to):

Proceeds from long-term debt – – 400

Settlement of derivatives (11) (22) (77)

Increase in collateral funds (89) (21) –

Repayment of long-term debt (21) (15) (744)

Proceeds from/(repayment of ) short-term debt (86) (191) (39)

Movement in invested capital 1 (599) (525) (618)

Dividends paid (313) (327) (420)

Net cash flows from financing activities (1,119) (1,101) (1,498)

Net cash flow (6) 94 (611)

Opening cash position 339 261 779

Foreign exchange movements (9) (16) 93

Closing cash position 324 339 261

See accompanying notes to these special purpose financial statements

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13. NEW TELECOM SPECIAL PURPOSE FINANCIAL STATEMENTS

Notes to the special purpose financial statements

Note 1 Statement of accounting policies

Reporting entity

On 24 May 2011 Crown Fibre Holdings Limited announced Chorus, the network business of Telecom Corporation of New Zealand Limited (‘Telecom’ or ‘Telecom Group’) would be the Crown’s Ultra Fast Broadband (‘UFB’) cornerstone provider in 24 regions, representing around 70% of the UFB coverage area. The agreement is predicated on the structural separation of Telecom which will take place through a Demerger of the Chorus business, together with certain activities performed by Telecom Wholesale (which together contain the New Zealand network assets and related network business) into a new and entirely stand-alone group called New Chorus (‘New Chorus’ or the ‘New Chorus Group’). The group of entities which comprise the remaining assets and businesses of Telecom are referred to as the New Telecom group of companies (‘New Telecom’ or ‘New Telecom Group’).

The Demerger transaction requires approval by no less than 75% of votes cast by Telecom shareholders at a shareholder’s meeting convened to consider the Demerger proposal, and for the scheme arrangement by which the Demerger will be affected to be approved by the High Court. If the Demerger were to occur, it would result in the issue to Telecom’s shareholders of shares in New Chorus.

These special purpose financial statements have been extracted from the audited general purpose financial statements of the Telecom Group for the three years ended 30 June 2011, 2010 and 2009 and represent the financial record of that business that is expected to be held by New Telecom on Demerger. Following the Demerger, as per the proposed scheme of arrangement, the New Telecom Group will comprise the Telecom Group excluding those businesses that are expected to be held by the New Chorus Group on Demerger. The principal entities included within the New Telecom Group for these financial statements are set out in note 28. These special purpose financial statements are not representative of how New Telecom would have performed had it operated as a separate entity and are not indicative of New Telecom’s future performance.

Basis of preparation

These special purpose financial statements of the New Telecom Group comprise the special purpose statements of financial position as at 30 June 2011, 2010 and 2009 and the related special purpose income statements and special purpose statements of comprehensive income, changes in equity and cash flows for the years then ended, together with a summary of significant accounting policies and other explanatory information (the ‘New Telecom special purpose financial statements’).

The New Telecom special purpose financial statements represent the financial record of that business that is expected to be held by

New Telecom on Demerger. The New Telecom special purpose financial statements were extracted from the audited general purpose financial statements of the Telecom Group prepared in accordance with New Zealand equivalents to International Financial Reporting Standards (‘NZ IFRS’) and International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board for the years ended 30 June 2011, 2010 and 2009. NZ IFRS and IFRS does not provide for the preparation of extracted financial information. Accordingly, the New Telecom special purpose financial statements in this document are not intended to and do not comply with NZ IFRS or IFRS. The New Telecom special purpose financial statements have been prepared using the recognition and measurement principles of IFRS except for the allocation and disclosure matters described below. Allocation principles applied

In preparing the New Telecom special purpose financial statements, accounting policies, accounting estimates and valuation judgments, which formed the basis of preparation of the audited general purpose financial statements of the Telecom Group, have been applied, and no adjustments have been made to the historical record as presented in those financial statements. No adjustments have been made for subsequent events that have occurred post the original date of issue of the Telecom Group audited general purpose financial statements. Where transactions or balances are not accounted for within those financial statements in a manner which clearly attributes them to New Telecom, an amount has been allocated to New Telecom as outlined below. The application of these principles involves the use of estimates and judgements. The following allocation principles have been applied in preparing the New Telecom special purpose financial statements:

• Trading with New Chorus that was previously regarded as internal to the Telecom Group and eliminated on consolidation of the Telecom Group (for example sales by New Telecom to New Chorus and costs recharged by New Telecom to New Chorus) has been recognised as external and disclosed as related party transactions in note 27.

• Trading with external counterparties recorded by Telecom on behalf of New Chorus (for example GST, payroll and certain common suppliers) has been recognised as third party transactions of New Chorus and excluded from these special purpose financial statements.

• Telecom Group operates a central cash account, and cash flows relating to centrally settled income and expenditure are allocated to New Telecom to the extent that the related transactions and balances are not allocated to New Chorus. No cash flows are allocated to New Telecom in respect of transactions between New Telecom and New Chorus which are not settled in cash.

266 Telecom 2011

• The New Telecom tax expense is the balance of the Telecom Group tax expense that has not been allocated to New Chorus. Tax expense has been allocated to New Chorus to reflect the proportion of the overall Telecom Group tax expense attributable to New Chorus, recomputed on the basis of the results of New Chorus.

• All of Telecom Group’s external debt, and the derivatives, finance costs and cash flows associated with that debt have been allocated to New Telecom.

• Assets of the Telecom Group not historically accounted for in a manner which clearly attributes the asset to either New Telecom or New Chorus have been allocated to New Telecom. To the extent that New Chorus utilises an asset of this nature, an expense has been allocated to New Chorus on the basis of its usage of the asset.

The purpose of the allocation of transactions and balances to New Telecom is to attribute an appropriate element of the overall Telecom Group historical record to New Telecom. As a consequence, the position shown may not be that which might have existed if

New Telecom had been a stand-alone business, and may not be representative of the position which may prevail after the transaction.

Carved out and combined financial information

The New Telecom special purpose financial statements combine only the financial information of those businesses that are expected to be held by New Telecom at Demerger and therefore excludes financial information for the businesses that were historically part of the Telecom Group but are expected to form New Chorus.

Disclosures

Non-trading balances with New Chorus

At Demerger, New Telecom will not be required to repay, or entitled to receive, non trading amounts due to or from New Chorus. For this reason, these amounts have been included in New Telecom’s invested capital, rather than being treated as assets or liabilities.

Earnings per share

The weighted average number of ordinary shares outstanding used to calculate earnings per share are based on the number of shares outstanding in respect of the Telecom Group.

Share-based payments

New Telecom is unable to present share-based payments disclosures because entitlements under Telecom Group’s share based payments arrangements attach to individuals and no decision has yet been taken by Telecom Group as to which individuals will transfer to New Chorus and which individuals will remain with New Telecom.

Measurement basis

The measurement basis adopted in the preparation of these special purpose financial statements is historical cost, modified by the revaluation of certain investments and financial instruments as identified in the specific accounting policies below and the accompanying notes.

Specific accounting policies

These accounting policies have been applied consistently to all periods presented in these special purpose financial statements.

Basis of consolidation Subsidiaries

Other than as described in the basis of preparation, subsidiaries are entities controlled, directly or indirectly, by New Telecom. All significant intercompany accounts and transactions are eliminated on consolidation. Where an entity becomes or ceases to be a subsidiary during the year, the results of that entity are included in the net earnings of New Telecom from the date that control or significant influence commenced or until the date that control or significant influence ceased.

Associates

Associates are entities in which New Telecom has significant influence, but not control, over the operating and financial policies.

Associates are accounted for in the consolidated financial statements using the equity method, whereby New Telecom’s share of the post-acquisition net earnings of associates is included in consolidated earnings before income tax. Where the equity accounted carrying amount of an investment in an entity falls below zero, the equity method of accounting is suspended and the investment recorded at zero except where there is a legal or constructive obligation to fund those losses, in which case losses are recorded and a liability is recognised. If this occurs, the equity method of accounting is not resumed until such time as New Telecom’s share of losses and reserves not recognised during the financial years in which the equity method was suspended are offset by the current share of earnings and reserves.

Foreign currency transactions

Transactions denominated in a foreign currency are converted at the functional currency exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates existing at the balance date. Exchange differences arising on the translation of accounts payable and receivable in foreign currencies are recognised in the income statement.

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Note 1 Statement of accounting policies continued

Exchange gains and losses and hedging costs arising on contracts entered into as hedges of firm commitments are initially deferred in equity and subsequently included in the initial measurement of the cost of the asset or liability.

Where capital project commitments are hedged against foreign currency rate risk, the exchange difference on the hedging transaction up to the date of purchase and all other costs associated with the hedging transaction are deferred in equity and capitalised as part of the completed asset.

Other derivative transactions that provide effective economic hedges under the risk management policies of New Telecom, but do not qualify for hedge accounting, are recognised immediately in the income statement.

Translation of foreign group entities

The financial statements of each of New Telecom’s subsidiaries are prepared in the functional currency of that entity. Functional currency is determined for each entity based on factors such as the principal trading or financing currency. Assets and liabilities of these entities are translated at exchange rates existing at balance date. Revenue and expenses are translated at rates approximating the exchange rates ruling at the dates of the transactions. The exchange gain or loss arising on translation is recorded in the foreign currency translation reserve.

Revenue recognition

New Telecom recognises revenues as it provides services or delivers products to customers. Billings for telecommunications services (including fixed line, mobile, broadband and internet access billings) are made on a monthly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided. Revenue is deferred in respect of the portion of fixed monthly charges that have been billed in advance. Revenue from the sale of prepaid mobile minutes is initially deferred, with recognition occurring when the minutes are used by the customer. Revenue from installations and connections are recognised on completion of the installation or connection. Revenue from equipment sales is recognised on delivery of equipment to the customer.

Where multiple products or services are bundled together on sale, revenue is allocated to each element in proportion to its fair value and recognised as appropriate for that element. Revenue is recognised to the extent that it is not contingent on the provision or delivery of a future service.

Revenue from contractual arrangements, including contracts to design and build ICT solutions, is recognised by reference to the stage of completion method, when the outcome of the arrangement can be estimated reliably. New Telecom uses appropriate measures of the stage of completion, such as services performed to date as a percentage of total services to be performed or the proportion that costs incurred to date bear to the estimated total costs of the transaction. When the outcome of a transaction, or achievement of milestones, cannot be estimated reliably, and it is not probable that the costs incurred will be recovered, revenue is not recognised and the costs incurred are recognised as an expense.

For long-term IT services contracts that equate to the provision of an indeterminate number of acts over a specified period of time for an agreed price, revenue is recognised on a straight-line basis over the term of the arrangement. Where the contract allows for billing as services are delivered then revenue is recognised as those services or materials are delivered.

Revenue from interconnect fees is recognised at the time the services are performed. In the course of its normal business operations, New Telecom interconnects its networks with other telecommunications operators. In some instances, management may be required to estimate levels of traffic flows between networks in order to determine amounts receivable or payable for interconnection. The terms of interconnection, including pricing, are subject to regulation in some instances. Pricing may be subject to retrospective adjustment, in which case estimates of the likely effect of these adjustments are required in order to determine revenues and expenses. Likewise, where interconnection rates are in dispute with another carrier, estimates of the likely outcome of disputes are required to determine financial results. New Telecom bases these estimates on management’s interpretation of material facts, as well as independent advice.

Provision for doubtful debts

New Telecom maintains a provision for estimated losses expected to arise from customers being unable to make required payments. This provision takes into account known commercial factors impacting specific customer accounts, as well as the overall profile of New Telecom’s debtor portfolio. In assessing the provision, factors such as past collection history, the age of receivable balances, the level of activity in customer accounts, as well as general macro-economic trends, are taken into account. Bad debts are written off against the provision for doubtful debts in the period in which it is determined that the debts are uncollectible. If those debts are subsequently collected then a gain is recognised in the income statement.

Share-based compensation

New Telecom operates a number of share-based compensation plans that are equity settled (see note 22 for details). The fair value of the employee services received in exchange for the grant of equity instruments is recognised as an expense with a corresponding entry in equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the equity instruments granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the

268 Telecom 2011

number of equity instruments that are expected to become exercisable. At each balance sheet date, New Telecom revises its estimates of the number of equity instruments that are expected to become exercisable. At each balance sheet date, New Telecom revises its estimates of the number of equity estimates that are expected to become exercisable. New Telecom recognises the impact of the revision of original estimates, if any, in the income statement.

The proceeds received, net of any directly attributable transaction costs, are credited to contributed capital when equity instruments are exercised.

Research costs

Research costs are expensed as incurred.

Advertising costs

Advertising costs are expensed as incurred.

Government grants

Government grants are recognised in earnings on a systematic basis that matches them with the related costs that they are intended to compensate. To achieve this, grants that were made for New Telecom to purchase assets are netted off against the cost of that asset.

Taxation

The taxation expense charged to earnings includes both current and deferred tax and is calculated after allowing for permanent differences. Current tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date.

Deferred taxation is recognised using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Future tax benefits are recognised where realisation of the asset is probable. Deferred tax is determined based on tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly in equity, in which case the tax is also recognised in equity and other comprehensive income.

Earnings per share

New Telecom presents basic and diluted earnings per share for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of New Telecom by the weighted average number of Telecom ordinary shares outstanding during the period (see Basis of preparation). Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders of New Telecom and the weighted average number of Telecom ordinary shares outstanding for the effects of all dilutive potential ordinary Telecom shares, which comprise share options and restricted shares granted to employees.

Inventories

Inventories are stated at the lower of cost and net realisable value after consideration for excess and obsolete items. The cost is determined on a weighted average cost basis and amounts are removed from inventory on this basis. The cost of inventories includes the transfer from equity of any foreign exchange gains or losses on qualifying cash flow hedges related to inventories. Cash flows from the sale of inventories are included in amounts received from customers in the cash flow statement.

Property, plant and equipment

Property, plant and equipment is valued as follows:

• The value of property, plant and equipment used by New Telecom that Telecom purchased from the Government was determined using Telecom’s deemed cost as at 1 April 1987.

• Subsequent additions are recognised at cost. The cost of additions to plant and equipment and other assets constructed by New Telecom consists of all appropriate costs of development, construction and installation, comprising material, labour, direct overhead and transport costs.

• For each qualifying asset project, directly attributable interest costs incurred during the period required to complete and prepare the property, plant or equipment for its intended use are capitalised as part of the total cost.

On the statement of financial position, property, plant and equipment is stated at cost less accumulated depreciation and impairments.

Depreciation is charged on a straight-line basis to write-down the cost of property, plant and equipment to its estimated residual value over its estimated useful lives, which are as follows:

Telecommunications equipment and plant:

Junctions and trunk transmission systems 10-50 years

Switching equipment 3-15 years

Customer premises equipment 3-5 years

Other network equipment 4-25 years

Buildings 40-50 years

Motor vehicles 4-10 years

Furniture and fittings 5-10 years

Computer equipment 3-8 years

Where the remaining useful lives or recoverable values have diminished due to technological, regulatory or market condition changes, depreciation is accelerated.

Land and capital work in progress are not depreciated. Where property, plant or equipment is disposed of, the profit or loss recognised in the income statement is calculated as the difference between the sale price and the carrying value of the asset.

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13. NEW TELECOM SPECIAL PURPOSE FINANCIAL STATEMENTS

Note 1 Statement of accounting policies continued

Leased assets

New Telecom is a lessor of equipment. Such leases are considered operating leases where substantially all the risks and rewards incidental to ownership remain with New Telecom. Rental income is taken to revenue on a straight-line basis over the lease term. Leases are classified as finance leases where substantially all the risks and rewards of ownership transfer from New Telecom to the lessee. Amounts due from lessees under finance leases are recorded as receivables at New Telecom’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the net investment outstanding in respect of the leases. New Telecom is a lessee of certain plant, equipment, land and buildings under both operating and finance leases. Lease costs relating to operating leases are recognised on a straight-line basis over the life of the lease. Finance leases, which effectively transfer to New Telecom substantially all the risks and benefits of ownership of the leased assets, are capitalised at the lower of the leased asset’s fair value or the present value of the minimum lease payments at inception of the lease. The leased assets and corresponding liabilities are recognised and the leased assets are depreciated over their estimated useful lives.

Intangible assets

The cost of acquiring an intangible asset with a finite life is amortised from the date the underlying asset is held ready for use on a straight-line basis over its estimated useful life which is as follows:

Software 2-8 years

Capacity purchases 10-15 years

Spectrum licences 4-20 years

Other intangibles 1-20 years

Where estimated useful lives or recoverable values have diminished due to technological change or market conditions, amortisation is accelerated.

New Telecom capitalises the direct costs associated with the development of network and business software for internal use where project success is regarded as probable. Capitalised costs include external direct costs of materials and services consumed, payroll and direct payroll-related costs for employees (including contractors) directly associated with the project and interest costs incurred while developing the software. Software developed for internal use is amortised over its estimated useful life.

Goodwill represents the excess of purchase consideration over the fair value of net assets acquired at the time of acquisition of a business or shares in a subsidiary. Goodwill is allocated to cash-generating units and assessed annually for impairment and to the extent that it is no longer probable it will be recovered from future economic benefits of the related cash-generating unit the impairment is recognised immediately as an expense.

Impairment of assets Goodwill

Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is an indication that the asset may be impaired. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets. Impairment losses recognised for goodwill are not reversed in a subsequent period. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate.

Property, plant and equipment and finite lived intangible assets

At each reporting period date, New Telecom reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, New Telecom estimates the recoverable amount of the cash-generating unit to which the asset belongs. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognised immediately in the income statement. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, a level that will not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is then recognised immediately in the income statement.

Financial instruments

New Telecom has derivative and non-derivative financial instruments. New Telecom’s non-derivative financial instruments comprise investments in equity and debt securities, trade receivables, other receivables, cash, loans and borrowings, trade payables and finance lease receivables.

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Non-derivative financial instruments are recognised initially at fair value, plus for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below. A financial instrument is recognised if New Telecom becomes a party to the contractual provisions of the instrument. Financial assets are de-recognised if New Telecom’s contractual rights to the cash flows from the financial assets expire or if New Telecom transfers the financial asset to another party without retaining control or substantially all of the risks and rewards of the asset. Purchases and sales of financial assets are accounted for at trade date (i.e. the date New Telecom commits itself to purchase or sell the asset). Financial liabilities are de-recognised if New Telecom’s obligations specified in the contract expire or are discharged or cancelled.

Cash comprises cash balances and highly liquid call deposits. Cash excludes collateral pledged, discussed in note 24, which is separately disclosed as collateral funds. Bank overdrafts that are repayable on demand and form an integral part of New Telecom’s cash management are included as a component of cash for the purpose of the statement of cash flows.

Financial assets at amortised cost

Non-derivative financial assets are classified and measured at amortised cost when the asset is held within a business model whose objective is to collect the contractual cash flows and those contractual cash flows consist solely of payments of principal and interest on specified dates. Assets measured at amortised cost are initially measured at fair value and subsequently measured at amortised cost using the effective interest method, less any impairment losses. Trade accounts receivable are recorded initially at fair value and subsequently measured at amortised cost using the effective interest method, less any provision for impairment loss due to doubtful accounts. The provision for doubtful debts is based on management’s assessment of amounts considered uncollectible for specific customers or groups of customers based on age of debt, history of payments, account activity, economic factors and other relevant information. The amount of the provision is the difference between the asset’s unamortised cost and the present value of estimated future cash flows, discounted at an effective interest rate. The provision expense is recognised in the income statement. Bad debts are written off against the provision for doubtful debts in the period in which it is determined that the debts are uncollectible. If those debts are subsequently collected then a gain is recognised in the income statement.

Financial assets at fair value through other comprehensive income

Investments in equity instruments that are not held for trading can be held at fair value through other comprehensive income when an irrevocable election to do so is made at initial recognition. Such assets are measured upon initial recognition at fair value. Subsequent fair value movements are presented in other comprehensive income and recognised in the revaluation reserve. Dividends on investments held at fair value through other comprehensive income are recognised in profit or loss when the right to receive payment is established, unless the dividend represents a return of capital. If the investment is derecognised the cumulative gain or loss may be transferred within equity reserves.

Financial assets at fair value through profit or loss

Financial assets that are not classified and measured at amortised cost, or fair value through other comprehensive income, are classified at fair value through profit or loss.

Financial liabilities at fair value through profit or loss

A financial liability is classified at fair value through profit or loss if it is held for trading or is designated as such on initial recognition. New Telecom’s financial liabilities measured at fair value through profit or loss are mandatorily measured as such. Derivatives are also categorised as held for trading unless they are designated as hedges. On initial recognition, attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, financial liabilities are measured at fair value through profit or loss, with subsequent changes recognised in the income statement.

Financial liabilities measured at amortised cost

Financial liabilities not classified and measured at fair value through profit or loss are classified and measured at amortised cost. Financial liabilities classified and measured at amortised cost are initially measured at fair value and subsequently measured at amortised cost using the effective interest method.

Debt

Debt is classified and measured at amortised cost and is recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, debt is stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings using the effective interest rate method.

Derivative financial instruments

New Telecom uses derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates and interest rates. Derivatives are also entered into from time to time to hedge electricity prices.

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13. NEW TELECOM SPECIAL PURPOSE

FINANCIAL STATEMENTS

Note 1 Statement of accounting policies continued

Each derivative which is designated as a hedge is classified as either:

• a hedge of the fair value of recognised assets or liabilities (a fair value hedge); or

• a hedge of the variability in cash flow of a recognised liability; or

• a hedge of a highly probable forecast transaction (a cash flow hedge); or

• a hedge of a net investment in a foreign operation.

Gains and losses on fair value hedges are included in the income statement together with any changes in the fair value of the hedged asset or liability.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are initially recognised in other comprehensive income and held in a hedging reserve in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss. Alternatively, when the forecast transaction that is hedged results in a non-financial asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity until the underlying physical exposure occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

The effective portion of any gain or loss on hedges of net investments in foreign operations is recognised in equity and the gain or loss relating to any ineffective portion is recognised immediately in the income statement. Gains and losses included in equity are included in the income statement when the foreign operation is disposed of or wound up.

For an instrument to qualify as a hedge, the relationship between hedging instruments and hedged items is documented, as well as New Telecom’s risk management objective and strategy for undertaking various hedge transactions. On an ongoing basis New Telecom documents if the hedges are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments that do not qualify or no longer qualify as hedges are stated at fair value and any resultant gain or loss is recognised in the income statement.

The foreign exchange gains and losses on the principal value of cross-currency interest rate swaps are reflected in the income statement using the spot rate which offsets the foreign exchange gains and losses recorded on the underlying debt.

Cash flows from derivatives in cash flow and fair value hedge relationships are recognised in the cash flow statement in the same category as that of the hedged item.

Discontinued operations

A discontinued operation (or assets held for distribution) is a component of New Telecom’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs on disposal or when the operation meets the criteria to be classified as held for sale, if earlier. For an operation to be held for sale it must be available for sale in its current condition and its sale must be highly probable. When an operation is classified as a discontinued operation, the comparative income statement is restated as if the operation had been discontinued from the start of the comparative period.

Statement of cash flows

For the purposes of the statement of cash flows, cash is considered to be cash on hand, in banks and cash equivalents, net of bank overdrafts and highly liquid investments that are readily convertible to known amounts of cash which are subject to an insignificant risk of changes in values.

Cash flows from certain items are disclosed net due to the short-term maturities and volume of transactions involved.

Collateral funds represent funds deposited by New Telecom with derivative counterparties in accordance with the terms of certain bilateral credit support agreements. These funds are held in accounts to which access is restricted and are shown separately from cash. As noted in the Basis of preparation, New Telecom has reflected cash payments made on behalf of New Chorus in the statement of cash flows within ‘movement in invested capital’.

Segment reporting

The determination of New Telecom’s operating segments and the information reported for the operating segments is based on the management approach. Telecom Group’s CEO has been identified as New Telecom’s Chief Operating Decision Maker.

Critical accounting policies

The preparation of these special purpose financial statements in conformity with the basis of preparation described above requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. In addition to those allocation principles described in the basis of preparation, the principal areas of judgement in preparing these financial statements are set out below.

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Valuation of goodwill

The carrying value of goodwill is assessed at least annually to ensure that it is not impaired. Performing this assessment generally requires management to estimate future cash flows to be generated by the related investment, which entails making judgements including the expected rate of growth of revenues, margins expected to be achieved, the level of future capital expenditure required to support these outcomes and the appropriate discount rate to apply when valuing future cash flows.

At 30 June 2011 New Telecom had NZ$106 million of goodwill on its special purpose statement of financial position (30 June 2010:

NZ$106 million; 30 June 2009: NZ$106 million). The composition of this balance, by cash generating unit, is set out in note 14. During the year ended 30 June 2009, New Telecom recognised an impairment charge of NZ$68 million relating to the write-off of the goodwill recognised on the acquisition of PowerTel (see note 6). No goodwill impairment arose as a result of the impairment review for the years ended 30 June 2011 and 2010.

Any future adverse impacts arising in assessing the carrying value of New Telecom’s goodwill could lead to future goodwill impairment that could affect future earnings.

Revenue recognition

All areas of revenue recognition referred to in the Specific Accounting Policies are assessed as critical accounting policies by management, as estimates and assumptions made can materially affect the financial statements. Examples of the key revenue lines subject to management’s judgement include:

• Mobile, local service, calling and broadband revenues – in revenue arrangements including multiple deliverables, the deliverables are assigned to separate units of accounting and the consideration is allocated based on its relative fair value. Determining these fair values can be a complex process and is subject to judgement.

• IT services and certain data revenues – the revenue recognition on contracts that span more than one accounting period may be impacted by estimates of the total costs, ultimate profitability, or other appropriate inputs. Assessing contracts on a percentage of completion basis requires judgement to be exercised over future costs, profitability or other milestones. These revenues are also subject to ongoing profitability reviews of underlying contracts in order to determine whether the latest estimates applied remain appropriate.

Accounting for property, plant and equipment and finite-lived intangible assets

In accounting for items of property, plant and equipment and finite-lived intangible assets, judgements must be made about whether costs incurred relate to bringing an asset to working condition for its intended use and therefore are appropriate for capitalisation as part of the cost of the asset or whether they should be expensed as incurred. In capitalising costs for internally constructed assets, judgements must be made about the likelihood of project success. Such judgements can be difficult where the project involves the application of unproven technology.

The determination of the appropriate useful life for a particular asset requires management to make judgements about, among other factors, the expected period of service potential of the asset, the likelihood of the asset becoming obsolete as a result of technological advances, the likelihood of New Telecom ceasing to use the asset in its business operations and the effect of Government regulation.

The determination of any impairment of assets is based on a large number of factors, such as those referred to above as well as changes in current competitive conditions, expectations of growth in the telecommunications industry, discontinuance of services and other changes in circumstances that indicate an impairment exists.

Assessing whether an asset is impaired may involve estimating the future cash flows that the asset is expected to generate. The key judgements include rates of expected revenue growth or decline, expected future margins and the selection of an appropriate discount rate for valuing future cash flows. Further, judgements have to be made regarding the expected utilisation period, which is closely linked to the regulatory environment.

At 30 June 2011 New Telecom’s special purpose statement of financial position had a carrying value of NZ$2,799 million in relation to property, plant and equipment and finite-life intangible assets (30 June 2010: NZ$3,278 million; 30 June 2009: NZ$3,264 million). During the year ended 30 June 2011, New Telecom recognised impairment charges totalling NZ$215 million due to the combined effect of the move to a fibre-oriented world and regulatory developments. Further details are provided in note 6. No impairment arose as a result of the review of the carrying value of New Telecom’s assets for the year ended 30 June 2010. During the year ended 30 June 2009, New Telecom recognised impairments totalling NZ$33 million relating to telecommunications equipment, due to technological changes.

During the year ended 30 June 2009 New Telecom revised its estimate of the economic life of its CDMA mobile network equipment due to the launch of New Telecom’s new XT mobile network. The remaining book value of the CDMA equipment was fully depreciated by 30 June 2011. Any future adverse impacts arising in assessing the carrying value or lives of New Telecom’s property, plant and equipment and finite lived intangible assets could lead to future impairments or increases in depreciation and amortisation charges that could affect future earnings.

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13. NEW TELECOM SPECIAL PURPOSE FINANCIAL STATEMENTS

Note 1 Statement of accounting policies continued

Accounting for income taxes

Preparation of financial statements requires management to make estimates as to, amongst other things, the amount of tax that will ultimately be payable, the availability of losses to be carried forward and the amount of foreign tax credits that New Telecom will receive. Actual results may differ from these estimates as a result of reassessment by management or taxation authorities.

At 30 June 2011 New Telecom had taxation recoverable of NZ$3 million (30 June 2010: NZ$1 million tax payable; 30 June 2009: NZ$7 million tax payable). At 30 June 2011 New Telecom had no recognised deferred tax assets in relation to tax loss carry forwards (30 June 2010: nil; 30 June 2009: NZ$30 million). At 30 June 2011 New Telecom had NZ$462 million of tax losses and other temporary differences not currently recognised (30 June 2010: NZ$405 million; 30 June 2009: NZ$397 million). An increase in New Telecom’s expected future taxable profits or a change in tax law relating to these unrecognised losses could result in additional deferred tax assets being recognised.

Changes in tax laws may have a profound impact on New Telecom’s taxation charges, assets, liabilities and cash flows. New Telecom’s 2010 financial statements were impacted by two major changes in legislation: a NZ$11 million credit relating to the Branch Equivalent Tax Account (‘BETA’) debits that arose from conduit relieved dividends and a NZ$17 million taxation expense from the application of the Taxation (Budget Measures) Act 2010 that removed future tax depreciation on certain buildings and amended the company tax rate from 30% to 28%. The former was subsequently impacted shortly after its introduction by the Taxation (Annual Rates, Trans-Tasman Savings Portability, KiwiSaver, and Remedial Matters) Act, which was in the financial year ending

30 June 2011. This has resulted in a net NZ$18 million write-off of recognised tax credits in the current year. These legislative changes are out of New Telecom’s control and can have a significant impact on its net earnings.

Provisions and contingent liabilities

Management consults with legal counsel on matters related to litigation, as well as other experts both within and outside the Telecom Group with respect to matters in the ordinary course of business. In respect of all claims, litigation and regulatory risks, New Telecom provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. The ultimate liability due may vary from the amounts provided and will be dependent on the eventual outcome of any settlement. As at 30 June 2011, New Telecom was involved in various litigation matters, investigations and inquiries as disclosed in note 26.

Note 2 Segmental analysis

New Telecom’s operating segments currently consist of the following:

• Telecom Retail – Provider of fixed line, mobile and internet services to consumers and the small/medium business market;

• Gen-i – Integrates IT and telecommunications services to provide converged ICT solutions for clients across New Zealand and Australia;

• Technology & Shared Services (‘T&SS’) – Maintains and develops New Telecom and New Chorus’s New Zealand IT and network operations and other shared services;

• AAPT – Provider of telecommunications services to business and wholesale customers in Australia; and

• International and Wholesale – Provider of voice, interconnect and international products and services to telecommunications service providers.

In addition to New Telecom’s five operating segments, New Telecom has a Corporate centre that contains income and costs not associated with the operating segments, such as dividends from investments and costs of providing corporate services such as legal, finance and human resources. These costs are not recharged to the operating segments, they are however allocated to each segment for reporting purposes.

During 2011 New Telecom also established a product business unit, although for segment reporting purposes its results are included in the reporting segments set out above.

New Telecom performs cost allocations which aim to match costs with revenues and has resulted in a portion of internal trades that allocate substantially all the costs from T&SS and certain Corporate costs to customer facing business units. All internal transactions are eliminated on consolidation.

International and wholesale derives internal revenue from the provision and supply of international data circuits, the supply of international internet services, and the delivery of international retail and wholesale voice traffic to AAPT, Retail and Gen-i, which are traded on an arm’s length basis. The segment results disclosed are based on how these segments are reported to Telecom’s Chief Operating Decision Maker being the CEO. Segment results are measured based on net earnings before depreciation, amortisation, impairment, finance income and costs, share of associates’ net profits/losses and taxation expense. None of these items are assessed on a segment basis by Telecom’s CEO. Furthermore, segment assets, liabilities and capital expenditure are not reported to Telecom’s CEO.

274 Telecom 2011

The products and services from which each segment derives its revenue are set out below:

| YEAR ENDED 30 JUNE 2011 | TELECOM RETAIL NZ$M | GEN-I NZ$M | T&SS NZ$M | AAPT NZ$M | INTERNATIONAL & WHOLESALE NZ$M | TOTAL OPERATING SEGMENTS NZ$M |
|---|---|---|---|---|---|---|
| Operating revenue: | | | | | | |
| From external customers: | | | | | | |
| Local service | 625 | 98 | – | 14 | 218 | 955 |
| Calling | 302 | 150 | – | 214 | 262 | 928 |
| Interconnection | – | – | – | 37 | 158 | 195 |
| Mobile | 609 | 192 | – | 18 | 6 | 825 |
| Data | 19 | 315 | – | 149 | 92 | 575 |
| Broadband and internet | 300 | 19 | – | 167 | 1 | 487 |
| IT services | 11 | 550 | – | – | – | 561 |
| Resale | – | 4 | – | 231 | – | 235 |
| Other operating revenues | 27 | 14 | 27 | 4 | 25 | 97 |
| From external customers | 1,893 | 1,342 | 27 | 834 | 762 | 4,858 |
| From internal customers | 122 | 80 | 523 | 66 | 313 | 1,104 |
| Other gains | – | – | 22 | – | – | 22 |
| **Total operating revenue and other gains** | **2,015** | **1,422** | **572** | **900** | **1,075** | **5,984** |
| **Segment result** | **493** | **237** | **71** | **90** | **149** | **1,040** |

| YEAR ENDED 30 JUNE 2010 | TELECOM RETAIL NZ$M | GEN-I NZ$M | T&SS NZ$M | AAPT NZ$M | INTERNATIONAL & WHOLESALE NZ$M | TOTAL OPERATING SEGMENTS NZ$M |
|---|---|---|---|---|---|---|
| Operating revenue: | | | | | | |
| From external customers: | | | | | | |
| Local service | 678 | 107 | – | 27 | 192 | 1,004 |
| Calling | 328 | 164 | – | 271 | 240 | 1,003 |
| Interconnection | – | – | – | 39 | 139 | 178 |
| Mobile | 594 | 192 | – | 30 | 10 | 826 |
| Data | 22 | 374 | – | 145 | 85 | 626 |
| Broadband and internet | 289 | 23 | – | 197 | 2 | 511 |
| IT services | 14 | 472 | – | – | – | 486 |
| Resale | – | 6 | – | 272 | – | 278 |
| Other operating revenues | 22 | 26 | 26 | 30 | 26 | 130 |
| From external customers | 1,947 | 1,364 | 26 | 1,011 | 694 | 5,042 |
| From internal customers | 116 | 81 | 552 | 98 | 271 | 1,118 |
| Other gains | 13 | 4 | 10 | – | – | 27 |
| **Total operating revenue and other gains** | **2,076** | **1,449** | **588** | **1,109** | **965** | **6,187** |
| **Segment result** | **406** | **223** | **52** | **136** | **174** | **991** |

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13. NEW TELECOM SPECIAL PURPOSE FINANCIAL STATEMENTS

## Note 2 Segmental analysis *continued*

| YEAR ENDED 30 JUNE 2009 | TELECOM RETAIL NZ$M | GEN-I NZ$M | T&SS NZ$M | AAPT NZ$M | INTERNATIONAL & WHOLESALE NZ$M | TOTAL OPERATING SEGMENTS NZ$M |
|---|---|---|---|---|---|---|
| Operating revenue: | | | | | | |
| From external customers: | | | | | | |
| Local service | 726 | 124 | – | 31 | 158 | 1,039 |
| Calling | 367 | 180 | – | 348 | 344 | 1,239 |
| Interconnection | – | – | – | 47 | 130 | 177 |
| Mobile | 590 | 182 | – | 40 | 10 | 822 |
| Data | 24 | 403 | – | 131 | 76 | 634 |
| Broadband and internet | 276 | 24 | – | 230 | 5 | 535 |
| IT services | 18 | 498 | – | – | – | 516 |
| Resale | – | 6 | – | 331 | – | 337 |
| Other operating revenues | 19 | 29 | 27 | 24 | 23 | 122 |
| From external customers | 2,020 | 1,446 | 27 | 1,182 | 746 | 5,421 |
| From internal customers | 118 | 63 | 547 | 109 | 317 | 1,154 |
| **Total operating revenue** | **2,138** | **1,509** | **574** | **1,291** | **1,063** | **6,575** |
| **Segment result** | **412** | **219** | **40** | **114** | **139** | **924** |

### Reconciliation from segment operating revenue to operating revenues and other gains

| YEAR ENDED 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Segment operating revenue and other gains | 5,984 | 6,187 | 6,575 |
| Less operating revenue from internal customers | (1,104) | (1,118) | (1,154) |
| Other gains not allocated for segmental reporting (note 6) | 23 | – | 12 |
| Dividends (note 3) | 71 | 66 | 82 |
| Other revenue not allocated for segmental reporting | – | 15 | 27 |
| **Operating revenues and other gains** | **4,974** | **5,150** | **5,542** |

### Reconciliation from segment result to net earnings before income tax

| YEAR ENDED 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Segment result | 1,040 | 991 | 924 |
| Net result of Corporate revenue and expenses | 47 | 28 | 45 |
| Other gains not allocated for segmental reporting (note 6) | 23 | – | 12 |
| Other expenses not allocated for segmental reporting (note 6) | (43) | – | – |
| Asset impairments not allocated for segmental reporting (note 6) | (215) | – | (101) |
| Finance income (note 7) | 15 | 22 | 41 |
| Finance expense (note 7) | (203) | (202) | (242) |
| Depreciation | (501) | (553) | (494) |
| Amortisation | (283) | (271) | (232) |
| Share of associates' net profits/(loss) | 1 | 1 | (1) |
| **Net (loss)/earnings before income tax** | **(119)** | **16** | **(48)** |

276

Telecom 2011

## Geographic information

New Telecom's principal geographical regions are New Zealand and Australia. The operating revenue by region is based on where services are provided.

| AS AT AND FOR THE YEAR ENDED 30 JUNE 2011 | NZ NZ$M | AUSTRALIA NZ$M | OTHER NZ$M | TOTAL NZ$M |
|---|---|---|---|---|
| Operating revenue from external customers | 3,675 | 968 | 286 | 4,929 |
| Property, plant and equipment | 1,533 | 373 | 25 | 1,931 |
| Intangible assets | 938 | 29 | 7 | 974 |

| AS AT AND FOR THE YEAR ENDED 30 JUNE 2010 | NZ NZ$M | AUSTRALIA NZ$M | OTHER NZ$M | TOTAL NZ$M |
|---|---|---|---|---|
| Operating revenue from external customers | 3,670 | 1,189 | 264 | 5,123 |
| Property, plant and equipment | 1,711 | 422 | 28 | 2,161 |
| Intangible assets | 1,149 | 64 | 10 | 1,223 |

| AS AT AND FOR THE YEAR ENDED 30 JUNE 2009 | NZ NZ$M | AUSTRALIA NZ$M | OTHER NZ$M | TOTAL NZ$M |
|---|---|---|---|---|
| Operating revenue from external customers | 3,783 | 1,367 | 380 | 5,530 |
| Property, plant and equipment | 1,757 | 491 | 30 | 2,278 |
| Intangible assets | 985 | 95 | 12 | 1,092 |

## Note 3 Operating revenues and other gains

| YEAR ENDED 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Sale of goods | 124 | 134 | 128 |
| IT procurement revenues | 222 | 196 | 216 |
| Rendering of services | 4,512 | 4,727 | 5,104 |
| Dividends | 71 | 66 | 82 |
| Other gains (see note 6) | 45 | 27 | 12 |
| **Total operating revenues and other gains** | **4,974** | **5,150** | **5,542** |

## Note 4 Calling and other operating revenues

| YEAR ENDED 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Calling revenues | | | |
| National | 544 | 623 | 702 |
| International | 345 | 335 | 484 |
| Other | 39 | 45 | 53 |
| | **928** | **1,003** | **1,239** |
| Other operating revenues | | | |
| Sale of equipment | 18 | 36 | 37 |
| Miscellaneous other | 79 | 109 | 112 |
| Dividends | 71 | 66 | 82 |
| | **168** | **211** | **231** |

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13. NEW TELECOM SPECIAL PURPOSE FINANCIAL STATEMENTS

## Note 5 Operating expenses

### Labour

Included in labour costs are pension contributions of NZ$1 million to the New Zealand Government Superannuation Fund (30 June 2010: NZ$1 million; 30 June 2009: NZ$1 million) and NZ$14 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992 (30 June 2010: NZ$15 million; 30 June 2009: NZ$18 million). New Telecom also made employer contributions of NZ$6 million under the KiwiSaver and Company Tax Rate Amendments Act 2007 in the year ended 30 June 2011 (30 June 2010: NZ$4 million; 30 June 2009: NZ$2 million). New Telecom has no other obligations to provide pension benefits in respect of employees.

### Other operating expenses

| YEAR ENDED 30 JUNE | 2011<br>NZ$M | 2010<br>NZ$M | 2009<br>NZ$M |
|---|---|---|---|
| Other operating expenses | | | |
| Direct costs | 140 | 114 | 192 |
| Mobile acquisition, updates and dealer commissions | 244 | 295 | 292 |
| Procurement and IT services expenses | 337 | 292 | 319 |
| Computer costs | 161 | 199 | 201 |
| Advertising costs | 68 | 96 | 92 |
| Broadband and internet | 78 | 83 | 57 |
| Accommodation – other costs | 34 | 33 | 32 |
| Accommodation – lease and rental costs | 74 | 65 | 63 |
| Outsourcing | 22 | 36 | 45 |
| Provision for doubtful debts | 18 | 17 | 24 |
| Equipment – lease and rental costs | 12 | 10 | 11 |
| Research costs | 8 | 8 | 10 |
| Movement in provision for inventory obsolescence | (3) | (3) | 9 |
| Directors' fees | 1 | 1 | 1 |
| Foreign exchange (gains)/losses | 4 | 10 | (9) |
| (Gain)/loss on disposal of property, plant and equipment | (9) | – | 1 |
| Other | 293 | 433 | 506 |
| | **1,482** | **1,689** | **1,846** |

### Key management personnel costs

| YEAR ENDED 30 JUNE | 2011<br>NZ$000'S | 2010<br>NZ$000'S | 2009<br>NZ$000'S |
|---|---|---|---|
| Directors' remuneration[1] | 1,011 | 874 | 1,035 |
| Salary and other short-term benefits | 10,834 | 10,146 | 10,113 |
| Redundancy and termination payments | 385 | 89 | 187 |
| Share-based compensation | 3,793 | 3,785 | 3,495 |
| | **16,023** | **14,894** | **14,830** |

1 Directors' remuneration includes retirement allowances accrued in the year.

The table above includes an allocation of the remuneration of the Telecom Chief Executive Officer and the members of the Executive team.

278 Telecom 2011

### Auditors' remuneration

| YEAR ENDED 30 JUNE | 2011<br>NZ$000'S | 2010<br>NZ$000'S | 2009<br>NZ$000'S |
|---|---|---|---|
| Fees billed by principal accountants: | | | |
| Audit fees | 2,067 | 2,237 | 2,384 |
| Audit related fees | 1,923 | 788 | 419 |
| | **3,990** | **3,025** | **2,803** |

Audit related fees primarily relate to the audit of regulatory disclosures such as New Telecom's accounting separation, the New Telecom list of charges and the Telecom Service Obligation ('TSO') as required by legislation, together with work relating to the proposed Demerger. There were no tax fees or other fees for the periods specified.

### Donations

The donation expense for the year ended 30 June 2011 was NZ$588,000 (30 June 2010: NZ$86,000; 30 June 2009: NZ$41,000), which included Telecom's contribution of NZ$400,000 towards the Canterbury earthquake relief efforts.

## Note 6 Other gains, expenses and impairment

| YEAR ENDED 30 JUNE | 2011<br>NZ$M | 2010<br>NZ$M | 2009<br>NZ$M |
|---|---|---|---|
| **Other gains** | | | |
| Gain on sale of business | 23 | – | – |
| Other gains | 22 | 27 | – |
| Gain on sale of cable | – | – | 12 |
| | **45** | **27** | **12** |
| **Asset impairments** | | | |
| Impairment of telecommunications equipment and plant | 61 | – | – |
| Impairment of software | 154 | – | – |
| Impairment of mobile network equipment | – | – | 33 |
| Impairment of other network equipment | – | – | 20 |
| Settlement received for other network equipment | – | – | (20) |
| Impairment of PowerTel goodwill | – | – | 68 |
| | **215** | **–** | **101** |
| **Other expenses** | | | |
| Natural disaster costs | 20 | – | – |
| UFB proposal related costs | 23 | – | – |
| | **43** | **–** | **–** |

### Other gains

**Gain on sale of business**

In the year ended 30 June 2011, the gain on sale of business of NZ$23 million comprised:

- NZ$18 million (A$15 million) gain on the sale of AAPT's consumer division to iiNet Limited for NZ$76 million (A$60 million) in September 2010; and
- NZ$5 million (A$4 million) gain on the sale of Telecom's share in Yahoo!Xtra New Zealand Limited to Yahoo!7 Pty Limited for NZ$5 million (A$4 million) in April 2011.

Refer to note 13 for details of the sale of Telecom's investments in iiNet Limited and Macquarie Telecom Group Limited in the year ended 30 June 2011.

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13. NEW TELECOM SPECIAL PURPOSE

FINANCIAL STATEMENTS

Note 6 Other gains, expenses and impairment continued

Other gains

In the year ended 30 June 2011, other gains of NZ$22 million (30 June 2010: NZ$27 million) represented various resolutions and settlements reached with a supplier.

Gain on sale of cable

In the year ended 30 June 2009, Telecom International recognised a NZ$12 million gain relating to the disposal of an undersea cable.

Asset impairments

Impairment of telecommunications equipment and plant and software assets

In the year ended 30 June 2011 there were non-cash charges totalling NZ$215 million of the carrying value of certain telecommunications equipment and plant and software assets.

These impairments arose following an assessment of the Government’s May 2011 announcement of its selection of parties for the fibre to the premise programme and the subsequent passing of the Telecommunications Amendment Act (the Actí) in June 2011, which seeks to ultimately move the New Zealand industry from a regulated copper path to a new fibre future. Management concluded that it was appropriate to impair certain assets that are expected to be stranded in the future as a result of this longer term change.

Certain material assets from the following programmes were assessed as being impaired at 30 June 2011:

• FNT – A regulatory programme to replace traditional PSTN voice with a VoIP service over copper broadband, which is no longer appropriate in a fibre-oriented world and is not expected to be launched to market.

• Retail NGT Stage 1 – Telecom’s Retail NGT programme related to the delivery of a new customer relationship management and billing capability system. The stage 1 systems and processes were intended to allow customers to utilise the Primary Line VoIP service were delivered by FNT. This is now not expected to be launched.

Other than these impaired assets, that were fully written off, the remaining assets in these programmes have been identified for ongoing use, or reuse, within the business and the recoverable amounts are their fair value in use. No other assets have been identified as being impaired in the year ended 30 June 2011.

Impairment of mobile network equipment

In the year ended 30 June 2009, an impairment charge of NZ$33 million was recognised to write-off the carrying value of certain telecommunications equipment following the decision to implement WCDMA 850MHz technology for Telecom’s XT mobile network rather than 2100MHz.

No impairment arose as a result of impairment review for the year ended 30 June 2011 or 2010.

Impairment of other network equipment

In the year ended 30 June 2009, a NZ$20 million impairment was recognised relating to the write-off of the carrying value of other telecommunications equipment following certain technological changes. Telecom received a corresponding NZ$20 million settlement from the supplier of the equipment as compensation and the compensation was netted against the impairment charge.

No impairment arose as a result of impairment review for the year ended 30 June 2011 or 2010.

Impairment of PowerTel goodwill

In the year ended 30 June 2009, there was an impairment charge of NZ$68 million of goodwill recognised by AAPT relating to the acquisition of PowerTel. Management’s assessment of forecast cash flows concluded that the recoverable amount had declined as a result of changes in forecasts and that the carrying value of goodwill was no longer supported. The decline in forecasts was the result of lower earnings expectations for the year ended 30 June 2009 and lower short-term growth rates for future years arising from economic and competitive conditions. The recoverable amount of AAPT was determined based on value in use. A pre-tax discount rate of 13.3% was applied.

Other expenses Natural disaster costs

In the year ended 30 June 2011, NZ$20 million of costs were recognised in relation to the Canterbury earthquakes. These costs were comprised of incremental operational costs incurred, customer credits and asset impairments.

Parts of these costs were covered by Telecom’s reinsurance arrangements. However, no receivable from Telecom’s reinsurers has been able to be recognised in the year ended 30 June 2011, due to these proceeds not yet being virtually certain.

UFB proposal related costs

In the year ended 30 June 2011, NZ$23 million of costs were incurred in relation to Telecom’s proposal for, and involvement with, the Government’s UFB initiative and subsequent preparation for the proposed Demerger.

280 Telecom 2011

## **Note 7** Finance income and expense

| YEAR ENDED 30 JUNE | 2011<br>NZ$M | 2010<br>NZ$M | 2009<br>NZ$M |
|---|---|---|---|
| Finance income: | | | |
| Interest income from cash and deposits | 8 | 8 | 28 |
| Other interest income | 3 | 13 | 13 |
| Finance lease income | 4 | 1 | – |
| **Finance income** | **15** | **22** | **41** |
| Finance expense: | | | |
| Finance expense on long-term debt: | | | |
| Euro Medium Term Notes ('EMTN')[1] | 157 | 154 | 187 |
| TeleBonds | 41 | 42 | 43 |
| Revaluation of interest rate derivatives | – | 2 | (5) |
| Other interest and finance expenses | 21 | 24 | 35 |
| | **219** | **222** | **260** |
| Less interest capitalised[2] | (16) | (20) | (18) |
| **Finance expense** | **203** | **202** | **242** |

1 Includes NZ$73 million recycled from the cash flow hedge reserve for the year ended 30 June 2011 (30 June 2010: NZ$68 million; 30 June 2009: NZ$66 million).

2 Interest is capitalised on property, plant and equipment and intangible assets under development at an annualised rate of 7.7% (30 June 2010: 7.8%; 30 June 2009: 8.0%).

## **Note 8** Income tax

The income tax (expense)/credit is determined as follows:

| YEAR ENDED 30 JUNE | 2011<br>NZ$M | 2010<br>NZ$M | 2009<br>NZ$M |
|---|---|---|---|
| **Income statement** | | | |
| Current income tax | | | |
| Current year income tax credit/(expense) | (24) | 86 | 29 |
| Adjustments in respect of prior periods | (8) | 1 | 23 |
| Deferred income tax | | | |
| Depreciation | 44 | (37) | 2 |
| Provisions, accruals, tax losses and other[1] | (8) | (14) | (20) |
| Adjustments in respect of prior periods | 6 | (8) | (12) |
| Reduction in tax rate[2] | (1) | 10 | – |
| Effects of other changes in tax legislation[3] | – | (35) | – |
| **Income tax credit recognised in income statement** | **9** | **3** | **22** |
| | | | |
| **Statement of comprehensive income** | | | |
| Current income tax | | | |
| Current year income tax credit | 17 | – | 20 |
| Deferred income tax | | | |
| Fair value of derivative financial instruments | 13 | (4) | 20 |
| Revaluation of listed investments | – | 9 | (3) |
| **Income tax credit recognised in other comprehensive income** | **30** | **5** | **37** |

1 Tax changes enacted in September 2010 resulted in the write-down in the year ended 30 June 2011 of NZ$18 million of recognised tax credits.

2 The Company tax rate changed in New Zealand from 30% to 28% effective for New Telecom from 1 July 2011. A NZ$10 million tax credit in relation to the reduction in the company tax rate in New Zealand was recognised in the year ended 30 June 2010.

3 Tax changes announced in May 2010 from the Government's 2010 budget resulted in a NZ$35 million increased tax expense in the year ended 30 June 2010 relating to the future removal of tax depreciation on certain buildings.

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13. NEW TELECOM SPECIAL PURPOSE FINANCIAL STATEMENTS

**Note 8** Income tax *continued*

## Reconciliation of income tax credit

| YEAR ENDED 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Net (loss)/earnings for the year | (110) | 19 | (26) |
| Total income tax credit | 9 | 3 | 22 |
| Net (loss)/earnings before income tax | (119) | 16 | (48) |
| Tax at current rate of 30% | 36 | (5) | 14 |
| Adjustment to taxation | | | |
| Non-deductible items | (7) | – | (24) |
| Tax effects of non-New Zealand profits[1] | (11) | 54 | 49 |
| Reduction in tax rate[2] | (1) | 10 | – |
| Effects of other changes in tax legislation[3] | – | (35) | – |
| Adjustments in respect of prior periods | (2) | (7) | 11 |
| Benefit of current year losses not recognised | (5) | (14) | (31) |
| Other | (1) | – | 3 |
| **Total income tax credit** | **9** | **3** | **22** |

1 Tax changes enacted in September 2010 resulted in the write-down in the year ended 30 June 2011 of NZ$18 million of recognised tax credits.

2 The Company tax rate changed in New Zealand from 30% to 28% effective for New Telecom from 1 July 2011. A NZ$10 million tax credit in relation to the reduction in the company tax rate in New Zealand was recognised in the year ended 30 June 2010.

3 Tax changes announced in May 2010 from the Government's 2010 budget resulted in a NZ$35 million increased tax expense in the year ended 30 June 2010 relating to the future removal of tax depreciation on certain buildings.

## Income tax effects relating to each component of other comprehensive income

| YEAR ENDED 30 JUNE | 2011 | | | 2010 | | | 2009 | | |
|---|---|---|---|---|---|---|---|---|---|
| | BEFORE TAX NZ$M | TAX (EXPENSE)/ CREDIT NZ$M | NET OF TAX NZ$M | BEFORE TAX NZ$M | TAX (EXPENSE)/ CREDIT NZ$M | NET OF TAX NZ$M | BEFORE TAX NZ$M | TAX (EXPENSE)/ CREDIT NZ$M | NET OF TAX NZ$M |
| Translation of foreign operations | (20) | 12 | (8) | (10) | 4 | (6) | 85 | (9) | 76 |
| Hedge of net investment | (16) | 5 | (11) | 14 | (4) | 10 | (98) | 29 | (69) |
| Reclassified to the income statement on disposal of foreign operation | – | – | – | – | – | – | 2 | – | 2 |
| Revaluation of long-term investment | (48) | – | (48) | 21 | 9 | 30 | (7) | (3) | (10) |
| Cash flow hedges (see note 24) | (35) | 11 | (24) | 12 | (4) | 8 | (64) | 19 | (45) |
| **Total other comprehensive (loss)/income for the year** | **(119)** | **28** | **(91)** | **37** | **5** | **42** | **(82)** | **36** | **(46)** |
| Net (loss)/earnings for the year | | | (110) | | | 19 | | | (26) |
| **Total comprehensive (loss)/income for the year** | | | **(201)** | | | **61** | | | **(72)** |

282 Telecom 2011

## **Note 9** Earnings per share

| YEAR ENDED 30 JUNE | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Basic earnings per share** | | | |
| Numerator: | | | |
| Net (loss)/earnings for the year (NZ$M) | (110) | 19 | (26) |
| Less: net earnings attributable to non-controlling interest (NZ$M) | (2) | (2) | (2) |
| Net (loss)/earnings attributable to equity holders (NZ$M) | (112) | 17 | (28) |
| Denominator – weighted average ordinary shares (in millions) | 1,924 | 1,891 | 1,837 |
| **Basic earnings per share:** | | | |
| From net earnings/(loss) attributable to equity holders (in NZ$) | (0.06) | 0.01 | (0.02) |
| **Diluted earnings per share** | | | |
| Denominator (in millions) | | | |
| Ordinary shares | 1,924 | 1,891 | 1,837 |
| Options | 4 | 4 | 2 |
| | 1,928 | 1,895 | 1,839 |
| **Diluted earnings per share:** | | | |
| From net earnings/(loss) attributable to equity holders (in NZ$) | (0.06) | 0.01 | (0.02) |
| Anti-dilutive potential shares (in millions) | | | |
| Options | 1 | 3 | 8 |

The weighted average number of shares for Telecom Corporation of New Zealand Limited has been applied for illustrative purposes in calculating earnings per share. This is not necessarily representative of the weighted average number of shares that will apply for New Telecom following the Demerger.

## **Note 10** Derivative assets and liabilities

| 30 JUNE | 2011<br>NZ$M | 2010<br>NZ$M | 2009<br>NZ$M |
|---|---|---|---|
| **Short-term derivative assets:** | | | |
| Forward exchange contracts | 1 | 4 | 2 |
| Currency options | 1 | – | – |
| | **2** | **4** | **2** |
| **Long-term derivative assets:** | | | |
| Forward exchange contracts | – | 4 | 1 |
| Cross-currency interest rate swaps | 40 | 47 | 68 |
| | **40** | **51** | **69** |
| **Short-term derivative liabilities:** | | | |
| Forward exchange contracts | (9) | (17) | (41) |
| Interest rate swaps | (2) | (5) | – |
| Cross-currency interest rate swaps | (318) | – | – |
| | **(329)** | **(22)** | **(41)** |
| **Long-term derivative liabilities:** | | | |
| Forward exchange contracts | (4) | (5) | (7) |
| Cross-currency interest rate swaps | (177) | (294) | (212) |
| Interest rate swaps | (149) | (141) | (124) |
| | **(330)** | **(440)** | **(343)** |

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**Note 10** Derivative assets and liabilities *continued*

New Telecom uses derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates and interest rates. The notional values of contract amounts outstanding are as follows:

| 30 JUNE | CURRENCY | MATURITIES | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|---|---|
| Cross-currency interest rate swaps | AUD:USD | 2011 | 624 | 594 | 600 |
| | NZD:CAD | 2013 | 378 | 378 | 378 |
| | NZD:CHF | 2012 | 258 | 258 | 258 |
| | NZD:GBP | 2018-2020 | 736 | 736 | 736 |
| Interest rate swaps | AUD | 2011 | 482 | 458 | 463 |
| | NZD | 2012-2020 | 1,428 | 1,739 | 1,729 |
| Forward exchange contracts | NZD:AUD | 2011-2012 | 313 | 329 | 315 |
| | NZD:USD | 2011-2013 | 133 | 155 | 369 |
| | NZD:EUR | 2011-2012 | 25 | 88 | 39 |
| | Other | 2011 | 29 | 129 | 70 |
| Currency options | NZD:USD | 2011-2012 | 63 | – | 81 |
| | NZD:AUD | 2011-2012 | 21 | – | 23 |
| | NZD:EUR | 2011-2012 | 43 | 22 | 42 |

## Note 11 Receivables and prepayments

| 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| **Short-term receivables and prepayments:** | | | |
| Trade receivables | 488 | 466 | 499 |
| Less allowance for doubtful accounts receivable | (25) | (24) | (29) |
| | **463** | **442** | **470** |
| Unbilled rentals and tolls | 106 | 132 | 182 |
| Finance lease receivable (see note 25) | 22 | 12 | – |
| Receivables due from New Chorus | 15 | 10 | 11 |
| Prepaid expenses and other receivables | 73 | 86 | 102 |
| | **679** | **682** | **765** |
| **Long-term receivables and prepayments:** | | | |
| Finance lease receivable (see note 25) | 29 | 21 | – |
| Other receivables | 15 | 10 | – |
| | **44** | **31** | **–** |

Bad debts of NZ$17 million (30 June 2010: NZ$22 million; 30 June 2009: NZ$27 million) were written off against the allowance for doubtful accounts during the year.

284 Telecom 2011

## Note 12 Inventories

| 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Maintenance materials and consumables | 8 | 6 | 6 |
| Goods held for resale | 34 | 42 | 73 |
| Work in progress | 18 | 13 | 18 |
| | **60** | **61** | **97** |
| Total net of allowance for inventory obsolescence | | | |
| Balance at 1 July | (12) | (15) | (6) |
| Credited/(charged) to the income statement | 3 | 3 | (9) |
| Balance at 30 June | (9) | (12) | (15) |

## Note 13 Long-term investments

| 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Shares in Hutchison | 118 | 150 | 178 |
| Shares in other listed companies | – | 111 | 65 |
| Shares in unlisted companies | 6 | 12 | 22 |
| Government stock | 1 | 1 | 1 |
| Investment in associates | – | 2 | 1 |
| | **125** | **276** | **267** |

### Shares in Hutchison

New Telecom holds a 10% interest in Hutchison Telecommunications (Australia) Limited ('Hutchison'), which is quoted on the Australian Stock Exchange ('ASX').

Hutchison's shares have a quoted price, are assessed as operating in an active market and are considered to be a level 1 valuation input. Fair value has been determined by reference to the closing bid price as quoted on the ASX.

As at 30 June 2011 the quoted price of Hutchison's shares on the ASX was A$0.068 (30 June 2010: A$0.090; 30 June 2009: A$0.105) which equated to the market value in NZD as shown above.

New Telecom's investment in Hutchison is held at fair value through other comprehensive income.

### Shares in other listed companies

New Telecom sold its investments in Macquarie Telecom Group Limited and iiNet Limited for cash of NZ$100 million in the year ended 30 June 2011. This sale had no impact on New Telecom's consolidated income statement as the investments were marked to market with the movements in fair value of these investments (including the difference between sale proceeds and carrying value) being recognised directly in other comprehensive income.

### Shares in unlisted companies

Shares in unlisted companies relate to New Telecom's investment in TMT Ventures ('TMT'), a corporate venture capital programme. The venture capital is invested in a number of companies that are in start-up phase.

New Telecom has elected to classify this investment as fair value through other comprehensive income.

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**Note 13** Long-term investments *continued*

## Associate companies

| YEAR ENDED 30 JUNE | 2011<br>NZ$M | 2010<br>NZ$M | 2009<br>NZ$M |
|---|---|---|---|
| Cost of investment in associates | 39 | 41 | 41 |
| Opening balance of share of associates' equity | (39) | (40) | (38) |
| Share of associates' net profits/(losses) | 1 | 1 | (1) |
| Disposal of associate | (1) | – | (1) |
| Equity accounted value of investment | **–** | **2** | **1** |

New Telecom's investment in associate companies consists of:

| | COUNTRY | OWNERSHIP | PRINCIPAL ACTIVITY |
|---|---|---|---|
| Pacific Carriage Holdings Limited | Bermuda | 50% | A holding company |
| Southern Cross Cables Holdings Limited | Bermuda | 50% | A holding company |
| Community Telco Australia Pty Limited | Australia | 50% | Community telecommunications franchise |

New Telecom held a 49% share in Yahoo!Xtra Limited until this stake was sold for NZ$5 million (A$4 million) of cash proceeds in the year ended 30 June 2011. The New Telecom results include nine months of this associate's net profits up to the date of disposal.

## Extract from associates' financial statements

| YEAR ENDED 30 JUNE | 2011<br>NZ$M | 2010<br>NZ$M | 2009<br>NZ$M |
|---|---|---|---|
| Total assets | 877 | 1,208 | 1,233 |
| Total liabilities | 1,742 | 2,186 | 2,258 |
| Total revenues | 237 | 294 | 308 |
| Net earnings | **92** | **118** | **42** |

New Telecom ceases to recognise a share of net losses on its associates where its share of losses and dividends received have exceeded the initial investment. As at 30 June 2011 New Telecom's share of the cumulative deficits of associates was NZ$460 million (30 June 2010: NZ$521 million; 30 June 2009: NZ$546 million). As at 30 June 2011 New Telecom has not recognised cumulative losses of NZ$62 million (30 June 2010: NZ$121 million; 30 June 2009: NZ$181 million) and has recognised cumulative dividend income of NZ$565 million (30 June 2010: NZ$494 million; 30 June 2009: NZ$431 million) from these associates. New Telecom has no obligation to fund these losses or repay dividends. New Telecom's share of profits not recognised for the year was NZ$46 million (30 June 2010: NZ$58 million; 30 June 2009: NZ$22 million).

286 Telecom 2011

## Note 14 Intangible assets

| 30 JUNE 2011 | SOFTWARE NZ$M | CAPACITY NZ$M | SPECTRUM LICENCES NZ$M | OTHER INTANGIBLES NZ$M | GOODWILL NZ$M | WORK IN PROGRESS NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|---|---|
| **Cost** | | | | | | | |
| Balance as at 1 July 2010 | 1,974 | 595 | 60 | 53 | 1,088 | 141 | 3,911 |
| Net acquisitions and transfers | 273 | 4 | – | 3 | – | (58) | 222 |
| Disposals | (145) | (1) | – | – | – | – | (146) |
| Currency movements | 21 | (4) | – | – | 51 | – | 68 |
| **Balance as at 30 June 2011** | **2,123** | **594** | **60** | **56** | **1,139** | **83** | **4,055** |
| **Accumulated amortisation and impairment losses** | | | | | | | |
| Balance as at 1 July 2010 | (1,352) | (296) | (30) | (28) | (982) | – | (2,688) |
| Amortisation | (243) | (32) | (3) | (5) | – | – | (283) |
| Impairment (see note 6) | (141) | – | – | – | – | (13) | (154) |
| Disposals | 106 | 1 | – | – | – | – | 107 |
| Currency movements | (15) | 3 | – | – | (51) | – | (63) |
| Balance as at 30 June 2011 | (1,645) | (324) | (33) | (33) | (1,033) | (13) | (3,081) |
| **Net book value at 30 June 2011** | **478** | **270** | **27** | **23** | **106** | **70** | **974** |

| 30 JUNE 2010 | SOFTWARE NZ$M | CAPACITY NZ$M | SPECTRUM LICENCES NZ$M | OTHER INTANGIBLES NZ$M | GOODWILL NZ$M | WORK IN PROGRESS NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|---|---|
| **Cost** | | | | | | | |
| Balance as at 1 July 2009 | 1,576 | 549 | 60 | 47 | 1,098 | 204 | 3,534 |
| Net acquisitions and transfers | 413 | 48 | – | 7 | – | (63) | 405 |
| Disposals | (11) | – | – | (1) | – | – | (12) |
| Currency movements | (4) | (2) | – | – | (10) | – | (16) |
| **Balance as at 30 June 2010** | **1,974** | **595** | **60** | **53** | **1,088** | **141** | **3,911** |
| **Accumulated amortisation and impairment losses** | | | | | | | |
| Balance as at 1 July 2009 | (1,150) | (250) | (27) | (23) | (992) | – | (2,442) |
| Amortisation | (216) | (47) | (3) | (5) | – | – | (271) |
| Disposals | 10 | – | – | – | – | – | 10 |
| Currency movements | 4 | 1 | – | – | 10 | – | 15 |
| Balance as at 30 June 2010 | (1,352) | (296) | (30) | (28) | (982) | – | (2,688) |
| **Net book value at 30 June 2010** | **622** | **299** | **30** | **25** | **106** | **141** | **1,223** |

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13. NEW TELECOM SPECIAL PURPOSE FINANCIAL STATEMENTS

## Note 14 Intangible assets *continued*

| 30 JUNE 2009 | SOFTWARE NZ$M | CAPACITY NZ$M | SPECTRUM LICENCES NZ$M | OTHER INTANGIBLES NZ$M | GOODWILL NZ$M | WORK IN PROGRESS NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|---|---|
| **Cost** | | | | | | | |
| Balance as at 1 July 2008 | 1,463 | 500 | 54 | 31 | 1,110 | 204 | 3,362 |
| Net acquisitions and transfers | 145 | 44 | – | 17 | 6 | – | 212 |
| Disposals | (25) | – | – | – | – | – | (25) |
| Currency movements | (7) | 5 | 6 | (1) | (18) | – | (15) |
| Balance as at 30 June 2009 | 1,576 | 549 | 60 | 47 | 1,098 | 204 | 3,534 |
| **Accumulated amortisation and impairment losses** | | | | | | | |
| Balance as at 1 July 2008 | (992) | (205) | (22) | (18) | (940) | – | (2,177) |
| Amortisation | (182) | (43) | (3) | (4) | – | – | (232) |
| Impairment (see note 6) | – | – | – | – | (68) | – | (68) |
| Disposals | 23 | – | – | – | – | – | 23 |
| Currency movements | 1 | (2) | (2) | (1) | 16 | – | 12 |
| Balance as at 30 June 2009 | (1,150) | (250) | (27) | (23) | (992) | – | (2,442) |
| **Net book value at 30 June 2009** | **426** | **299** | **33** | **24** | **106** | **204** | **1,092** |

Total software acquisitions in the year ended 30 June 2011 include NZ$11 million of internally generated assets (30 June 2010: NZ$15 million, 30 June 2009: NZ$15 million).

### Goodwill

New Telecom operating segments are determined to be cash-generating units, being the lowest level of asset for which there are separately identifiable cash flows. Goodwill by operating segment is presented below:

| 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Gen-i | 81 | 81 | 81 |
| Telecom Retail | 25 | 25 | 25 |
| | **106** | **106** | **106** |

### Impairment testing

The recoverable amount of each segment, or cash-generating unit ('CGU'), was calculated on the basis of value in use using a discounted cash flow model. Future cash flows were projected out two years, based on board-approved business plans, with key assumptions being segment earnings and capital expenditure for the segment based on individual business unit forecasts on expected future performance.

Nil terminal growth was applied and a pre-tax discount rate of 12% was utilised. The terminal growth rates are determined based on the long-term historical growth rates of the sectors in which the CGU operates. The growth rates have been benchmarked against external data for the relevant sectors. None of the growth rates applied exceed the observed long-term historical average growth rates for those markets/sectors.

The forecast financial information is based on both past experience and future expectations of CGU performance. The major inputs and assumptions used in performing an impairment assessment that require judgement include revenue forecasts, operating cost projections, customer numbers and customer churn, interest rates, discount rates and future technology paths.

During the years ended 30 June 2011 and 30 June 2010, no impairment arose as a result of the review of goodwill. During the year ended 30 June 2009, New Telecom recognised an impairment loss of NZ$68 million, as disclosed in note 6.

Significant headroom currently exists in each CGU and based on sensitivity analysis performed, no reasonable possible changes in the assumptions would cause the carrying amount of the CGUs to exceed their recoverable amount. An increase in the discount rate to 16%, or a negative growth rate of 3% applied from 2013, would be required before the recoverable amount would fall below the carrying value of Gen-i. For Telecom Retail, the discount rate would need to exceed 18% or a negative growth rate of 5% be applied before an impairment occurred.

288 Telecom 2011

## **Note 15** Property, plant and equipment

| 30 JUNE 2011 | TELECOMMUNICATIONS EQUIPMENT AND PLANT NZ$M | FREEHOLD LAND NZ$M | BUILDINGS NZ$M | OTHER ASSETS NZ$M | WORK IN PROGRESS NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|---|
| **Cost** | | | | | | |
| Balance as at 1 July 2010 | 6,340 | 64 | 478 | 594 | 210 | 7,686 |
| Net acquisitions and transfers | 293 | – | 51 | 59 | (82) | 321 |
| Disposals | (99) | – | (22) | (31) | – | (152) |
| Currency movements | 78 | – | 3 | 6 | – | 87 |
| **Balance as at 30 June 2011** | **6,612** | **64** | **510** | **628** | **128** | **7,942** |
| **Accumulated depreciation and impairment losses** | | | | | | |
| Balance as at 1 July 2010 | (4,839) | – | (273) | (413) | – | (5,525) |
| Depreciation charge | (385) | – | (32) | (84) | – | (501) |
| Impairment (see note 6) | (60) | – | – | – | (1) | (61) |
| Disposals | 108 | – | 16 | 28 | – | 152 |
| Currency movements | (68) | – | (3) | (5) | – | (76) |
| Balance as at 30 June 2011 | (5,244) | – | (292) | (474) | (1) | (6,011) |
| **Net book value at 30 June 2011** | **1,368** | **64** | **218** | **154** | **127** | **1,931** |

| 30 JUNE 2010 | TELECOMMUNICATIONS EQUIPMENT AND PLANT NZ$M | FREEHOLD LAND NZ$M | BUILDINGS NZ$M | OTHER ASSETS NZ$M | WORK IN PROGRESS NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|---|
| **Cost** | | | | | | |
| Balance as at 1 July 2009 | 6,303 | 64 | 449 | 509 | 149 | 7,474 |
| Net acquisitions and transfers | 258 | – | 36 | 89 | 61 | 444 |
| Disposals | (201) | – | (5) | (3) | – | (209) |
| Currency movements | (20) | – | (2) | (1) | – | (23) |
| **Balance as at 30 June 2010** | **6,340** | **64** | **478** | **594** | **210** | **7,686** |
| **Accumulated depreciation and impairment losses** | | | | | | |
| Balance as at 1 July 2009 | (4,608) | – | (249) | (339) | – | (5,196) |
| Depreciation charge | (448) | – | (26) | (79) | – | (553) |
| Disposals | 200 | – | 4 | 4 | – | 208 |
| Currency movements | 17 | – | (2) | 1 | – | 16 |
| Balance as at 30 June 2010 | (4,839) | – | (273) | (413) | – | (5,525) |
| **Net book value at 30 June 2010** | **1,501** | **64** | **205** | **181** | **210** | **2,161** |

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## Note 15 Property, plant and equipment *continued*

| 30 JUNE 2009 | TELECOMMUNICATIONS EQUIPMENT AND PLANT NZ$M | FREEHOLD LAND NZ$M | BUILDINGS NZ$M | OTHER ASSETS NZ$M | WORK IN PROGRESS NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|---|
| **Cost** | | | | | | |
| Balance as at 1 July 2008 | 5,604 | 64 | 431 | 430 | 301 | 6,830 |
| Net acquisitions and transfers | 791 | – | 30 | 94 | (152) | 763 |
| Disposals | (63) | – | (10) | (13) | – | (86) |
| Currency movements | (29) | – | (2) | (2) | – | (33) |
| **Balance as at 30 June 2009** | **6,303** | **64** | **449** | **509** | **149** | **7,474** |
| **Accumulated depreciation and impairment losses** | | | | | | |
| Balance as at 1 July 2008 | (4,237) | – | (234) | (288) | – | (4,759) |
| Depreciation charge | (405) | – | (26) | (63) | – | (494) |
| Reclassification | (53) | – | – | – | – | (53) |
| Disposals | 63 | – | 9 | 11 | – | 83 |
| Currency movements | 24 | – | 2 | 1 | – | 27 |
| Balance as at 30 June 2009 | (4,608) | – | (249) | (339) | – | (5,196) |
| **Net book value at 30 June 2009** | **1,695** | **64** | **200** | **170** | **149** | **2,278** |

### Values ascribed to land and buildings

New Telecom properties consist primarily of special-purpose network buildings, which form an integral part of the telecommunications network.

### Operating leases

Included in buildings at 30 June 2011 are buildings on leasehold land with a cost of NZ$10 million (2010: NZ$9 million; 2009: NZ$9 million) together with accumulated depreciation of NZ$3 million (2010: NZ$3 million; 2009: NZ$2 million).

### Finance leases

New Telecom has certain equipment subject to finance lease arrangements. This equipment is included in the telecommunications equipment category of property, plant and equipment. As at 30 June 2011 the equipment capitalised under finance leases had a cost of NZ$88 million (2010: NZ$88 million; 2009: NZ$88 million) together with accumulated depreciation of NZ$88 million (2010: NZ$76 million; 2009: NZ$66 million). New Telecom had prepaid all its minimum lease payments under these finance leases and as a result has no outstanding finance lease liability.

### Land claims

Under the Treaty of Waitangi Act 1975, all interests in land included in the assets purchased from the New Zealand Government may be subject to claims to the Waitangi Tribunal, which has the power to recommend, in appropriate circumstances, with binding effect, that the land be resumed by the Government in order that it be returned to Māori claimants. In the event that the Government resumes land, compensation will be paid to New Telecom under the provisions of the Public Works Act 1981. If this is insufficient to cover the loss, certain additional compensation is payable under the provisions of the sale and purchase agreement between Telecom and the Government.

Under the State Owned Enterprises Act 1986, the Governor-General of New Zealand, if satisfied that any land or interest in land held by New Telecom is wāhi tapu (being land of special spiritual, cultural or historical tribal significance), may declare by Order in Council that the land be resumed by the Government, with compensation payable to New Telecom under the provisions of the Public Works Act 1981. New Telecom would expect to negotiate with the new Māori owners for continued occupancy rights of any sites resumed by the Government.

290 Telecom 2011

## Note 16 Accounts payable and accruals

| YEAR ENDED 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Trade accounts payable | 515 | 725 | 641 |
| Accounts payable to New Chorus | 82 | 84 | 87 |
| Accrued personnel costs | 157 | 153 | 146 |
| Revenue billed in advance | 135 | 114 | 103 |
| Accrued interest | 36 | 37 | 36 |
| Other accrued expenses | 60 | 55 | 41 |
| | **985** | **1,168** | **1,054** |

## Note 17 Provisions

| | COMMERCIAL NZ$M | RESTRUCTURING NZ$M | PROPERTY NZ$M | OTHER NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|
| **Balance at 1 July 2008** | **9** | **12** | **17** | **6** | **44** |
| Provisions made during the year | 8 | 8 | 3 | 16 | 35 |
| Provisions utilised during the year | (5) | (11) | (2) | – | (18) |
| Release of provision | (1) | – | (1) | – | (2) |
| **Balance as at 30 June 2009** | **11** | **9** | **17** | **22** | **59** |
| **Balance at 1 July 2009** | **11** | **9** | **17** | **22** | **59** |
| Provisions made during the year | – | 14 | 13 | 8 | 35 |
| Provisions utilised during the year | (2) | (12) | – | (2) | (16) |
| Release of provision | (7) | – | (1) | (4) | (12) |
| Currency movements | – | – | (1) | – | (1) |
| **Balance as at 30 June 2010** | **2** | **11** | **28** | **24** | **65** |
| **Balance at 1 July 2010** | **2** | **11** | **28** | **24** | **65** |
| Provisions made during the year | – | 5 | 5 | 26 | 36 |
| Provisions utilised during the year | (1) | (5) | (2) | (14) | (22) |
| Release of provision | – | – | (3) | (15) | (18) |
| **Balance as at 30 June 2011** | **1** | **11** | **28** | **21** | **61** |
| Current | 1 | 11 | 4 | 10 | 26 |
| Non-current | – | – | 24 | 11 | 35 |

### Commercial

These provisions principally relate to the cost of rectifying several billing application configuration issues and cover the cost of investigating and resolving these issues. The remaining balance is expected to be utilised during the year ended 30 June 2012.

### Restructuring

These provisions relate to restructuring activities previously undertaken or announced and are expected to be completed by the year ended 30 June 2012.

### Property

Property provisions relate primarily to make-good requirements under property leases and onerous leases.

NZ$4 million is expected to be utilised during the year ended 30 June 2012. The remainder, disclosed as non-current, is expected to be utilised beyond one year.

### Other

Other provisions include legal and miscellaneous provisions. NZ$10 million is expected to be utilised by the year ended 30 June 2012.

The remainder, disclosed as non-current, is ongoing. For further detail on litigation, refer to note 26.

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## Note 18 Debt due within one year

| YEAR ENDED 30 JUNE | 2011<br>NZ$M | 2010<br>NZ$M | 2009<br>NZ$M |
|---|---|---|---|
| Long-term debt maturing within one year (see note 20) | 304 | 21 | 15 |
| Short-term debt | 93 | 163 | 370 |
| | **397** | **184** | **385** |

## Note 19 Deferred tax

| 30 JUNE 2011 | TAX DEPRECIATION NZ$M | PROVISIONS AND ACCRUALS NZ$M | TAX LOSSES NZ$M | OTHER NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|
| **Assets/(liabilities)** | | | | | |
| Balance at 1 July | (203) | 42 | – | 9 | (152) |
| Amounts recognised in earnings | | | | | |
| Relating to the current year | 41 | (4) | – | (2) | 35 |
| Adjustments in respect of prior years | 2 | 3 | – | 1 | 6 |
| Amounts recognised in equity | | | | | |
| Relating to the current year | – | – | – | 11 | 11 |
| | **(160)** | **41** | **–** | **19** | **(100)** |

| 30 JUNE 2010 | TAX DEPRECIATION NZ$M | PROVISIONS AND ACCRUALS NZ$M | TAX LOSSES NZ$M | OTHER NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|
| **Assets/(liabilities)** | | | | | |
| Balance at 1 July | (141) | 44 | 30 | (6) | (73) |
| Amounts recognised in earnings | | | | | |
| Relating to the current year | (62) | (1) | (30) | 17 | (76) |
| Adjustments in respect of prior years | – | (1) | – | (7) | (8) |
| Amounts recognised in equity | | | | | |
| Relating to the current year | – | – | – | 5 | 5 |
| | **(203)** | **42** | **–** | **9** | **(152)** |

| 30 JUNE 2009 | TAX DEPRECIATION NZ$M | PROVISIONS AND ACCRUALS NZ$M | TAX LOSSES NZ$M | OTHER NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|
| **Assets/(liabilities)** | | | | | |
| Balance at 1 July | (144) | 30 | 52 | 2 | (60) |
| Amounts recognised in earnings | | | | | |
| Relating to the current year | 2 | 14 | (22) | (12) | (18) |
| Adjustments in respect of prior years | 1 | – | – | (13) | (12) |
| Amounts recognised in equity | | | | | |
| Relating to the current year | – | – | – | 17 | 17 |
| | **(141)** | **44** | **30** | **(6)** | **(73)** |

292 Telecom 2011

New Telecom has not recognised the tax effect of accumulated losses and temporary differences amounting to NZ$462 million at 30 June 2011 (30 June 2010: NZ$405 million; 30 June 2009: NZ$397 million), based on the relevant corporation tax rate of the applicable tax authority. Of these, NZ$37 million are considered to be restricted as to their use and cannot be utilised against future taxable operating profits. The rest of these losses and temporary differences may be available to be carried forward to offset against future taxable income. However, utilisation is contingent on the relevant subsidiaries producing taxable profits over a significant period of time and is subject to compliance with the relevant taxation authority requirements. As at 30 June 2011, NZ$2 million of these accumulated losses expire through to 2017 if not utilised.

As at 30 June 2011, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is nil (30 June 2010: NZ$6 million; 30 June 2009: NZ$52 million).

On 27 May 2010 the New Zealand Government enacted the Taxation (Budget Measures) Act 2010 which changes the effective rate at which New Telecom's temporary differences will reverse, from 30% to 28%, effective from the year beginning 1 July 2011. Deferred tax assets and liabilities that will reverse on or after this date have been revalued accordingly.

## Note 20 Long-term debt

| 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| EMTN | 1,468 | 1,603 | 1,728 |
| TeleBonds | 542 | 563 | 578 |
| | 2,010 | 2,166 | 2,306 |
| Less unamortised discount | (6) | (8) | (10) |
| | 2,004 | 2,158 | 2,296 |
| Less long-term debt maturing within one year (see note 18) | (304) | (21) | (15) |
| | **1,700** | **2,137** | **2,281** |
| **Schedule of maturities** | | | |
| Due 1 to 2 years | 601 | 363 | 21 |
| Due 2 to 3 years | 346 | 578 | 383 |
| Due 3 to 4 years | 73 | 379 | 593 |
| Due 4 to 5 years | 150 | 73 | 367 |
| Due over 5 years | 530 | 744 | 917 |
| **Total due after one year** | **1,700** | **2,137** | **2,281** |

None of New Telecom's debt is secured and all rank equally with other liabilities. There are no financial covenants over New Telecom's debt. New Telecom's debt contains certain triggers in the event of default, as defined in the various debt agreements. There have been no events of default over New Telecom's debt in the years ended 30 June 2011, 2010 and 2009.

As the proposed Demerger is planned to take place within twelve months of the balance sheet date, it is possible that New Telecom may repay more debt within twelve months than it is contractually obliged to as part of a wider debt restructuring programme.

New Telecom issued no long-term debt during the years ended 30 June 2011, 2010 and 2009.

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**Note 20** Long-term debt *continued*

## Euro Medium Term Notes

| 30 JUNE<br>FACE VALUE | DUE | INTEREST RATE[1] | 2011<br>NZ$M | 2010<br>NZ$M | 2009<br>NZ$M |
|---|---|---|---|---|---|
| 275m CAD | 11 October 2013 | 4.8% | 343 | 377 | 364 |
| 250m USD | 14 December 2011 | 6.8% | 302 | 361 | 383 |
| 200m CHF | 6 August 2012 | 4.4% | 290 | 267 | 283 |
| 125m GBP | 14 May 2018 | 5.6% | 242 | 272 | 317 |
| 150m GBP | 6 April 2020 | 5.8% | 291 | 326 | 381 |
| | | | **1,468** | **1,603** | **1,728** |

1 Before hedging instruments.

Cross currency interest rate swaps and interest rate swaps have been entered into to manage the EMTN currency and interest rate risk exposures (see note 24).

The US$250 million issue maturing December 2011 has pricing triggers in the event of a rating downgrade. These triggers would require New Telecom's long-term ratings from Standard & Poor's or Moody's Investors Service to fall below A- or A3 respectively before increased interest rates would apply. See note 24 for information on New Telecom's credit rating.

## TeleBonds

New Telecom has issued bonds ('TeleBonds') to institutional and retail investors. These have been issued as compounding, income, or zero coupon bonds. TeleBonds have effective interest rates ranging from 6.9% to 8.7% and maturity dates between April 2012 and April 2016.

During the year ended 30 June 2011 NZ$21 million of TeleBonds matured and were repaid (30 June 2010: NZ$15 million, 30 June 2009: NZ$12 million).

# Note 21 Equity

## Contributed capital

Movements in Telecom's issued ordinary shares were as follows:

| YEAR ENDED 30 JUNE | 2011<br>NUMBER | 2010<br>NUMBER | 2009<br>NUMBER |
|---|---|---|---|
| Balance at 1 July | 1,920,694,831 | 1,862,098,154 | 1,825,707,911 |
| Dividend reinvestment plan | 3,388,197 | 55,196,482 | 33,629,166 |
| Restricted share scheme | 433,264 | 2,724,858 | 2,070,063 |
| Share rights scheme | 161,844 | 675,337 | 691,014 |
| **Balance at 30 June** | **1,924,678,136** | **1,920,694,831** | **1,862,098,154** |

All issued shares are fully paid and have no par value. Shareholders of ordinary shares have the right to vote at any general meeting of Telecom except that Telecom's constitution provides for certain restrictions on voting, including where a holder holds more than 10% of the ordinary shares in breach of shareholding limitations.

A special rights convertible preference share (the 'Kiwi Share') was created on 11 September 1990 and is registered in the name of, and may only be held by, the Minister of Finance on behalf of the Crown. The consent of the holder of the Kiwi Share is required for the amendment, removal or alteration of the effect of certain provisions of the Telecom constitution, which was adopted on re-registration on 27 September 1996 under the Companies Act 1993.

The Telecom constitution also contains provisions that require Telecom to observe certain principles relating to the provision of telephone services and their prices, as well as requiring the consent of the holder of the Kiwi Share and the Board of Telecom for a person to become the holder of an interest in 10% or more of the voting shares in Telecom.

294 Telecom 2011

The holder of the Kiwi Share is not entitled to vote at any meetings of Telecom shareholders nor participate in the capital or profits of Telecom, except for repayment of NZ$1 of capital on winding up. The Kiwi Share may be converted to an ordinary share at any time by the holder thereof, at which time all rights and powers attached to the Kiwi Share will cease to have any application.

Dividend reinvestment plan

Telecom has a dividend reinvestment plan. However, due to the ongoing UFB initiative and the associated proposed Demerger of Telecom, the plan has now been suspended. Under the plan, shareholders can elect to receive dividends in additional shares. In respect of the year ended 30 June 2011, 3,388,197 shares with a total value of NZ$7 million were issued in lieu of a cash dividend (30 June 2010: 55,196,482 shares with a total value of NZ$128 million, 30 June 2009: 33,629,166 shares with a total value of NZ$79 million). During the years ended 30 June 2011, 2010 and 2009, no shares were repurchased and cancelled. Shares issued in lieu of dividends are excluded from dividends paid in the cash flow statement.

Shares held in trust

Shares are held in trust when they are waiting to be allocated to employees under the Telecom restricted share scheme in which certain New Telecom employees participate. At 30 June 2011, 2,222,907 shares were held in trust (30 June 2010: 1,713,948; 30 June 2009: 710,019).

Hedge reserve

Movements in the fair value of derivatives are recognised directly in the hedge reserve when the derivative is in an effective cash flow hedge relationship. Cash flow hedge relationships are established at the point the derivative is recognised by New Telecom and documentation details the relationship and how effectiveness will be measured. The fair value of derivatives is removed from the hedge reserve and recognised in the carrying value of the hedged item or recognised in the income statement as appropriate.

Non-controlling interest

Non-controlling, or minority interest, consists of the share of net earnings less dividends of entities not held by New Telecom, where New Telecom controls the entity.

Deferred compensation reserve

Deferred compensation relating to restricted shares or share options is recognised over the related vesting period. Amounts are transferred from the deferred compensation reserve to share capital on the vesting of the share or the option.

Revaluation reserve

The revaluation reserve is used to record the cumulative fair value gains and losses recognised on financial assets that are recognised at fair value through other comprehensive income. Gains and losses are recorded in other comprehensive income and cumulative gains and losses are no longer recycled to the income statement on disposal of the assets.

Foreign currency translation reserve

Translation differences arising on the results and net assets of subsidiaries with functional currencies other than New Zealand dollars are recognised in the foreign currency translation reserve. Movements in the fair value of derivative financial instruments that are effective hedges of New Telecom’s net investment in subsidiaries subject to these translation differences are also recognised directly in the foreign currency translation reserve. The cumulative amounts are released to the income statement on disposal or wind up of these subsidiaries.

Note 22 Employee share schemes

New Telecom incentive schemes

New Telecom employees participated in a number of Telecom’s incentive schemes, which include a share option scheme, a restricted share scheme and share rights schemes. The awards under these schemes are settled with ordinary shares of Telecom. These shares will be subject to the same Demerger provisions as other issued shares.

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13. NEW TELECOM SPECIAL PURPOSE FINANCIAL STATEMENTS

## Note 23 Dividends

All dividends paid and payable by Telecom have been allocated to New Telecom and are as follows:

| YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS, EXCEPT FOR PER SHARE AMOUNTS) | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Previous year fourth quarter dividend paid | 115 | 112 | 146 |
| Supplementary dividend | – | – | 19 |
| First quarter dividend paid | 67 | 112 | 110 |
| Supplementary dividend | 10 | – | – |
| Second quarter dividend paid | 67 | 114 | 110 |
| Supplementary dividend | 9 | – | – |
| Third quarter dividend paid | 68 | 115 | 110 |
| Supplementary dividend | 9 | – | – |
| | **345** | **453** | **495** |
| Fourth quarter dividend declared subsequent to balance date not provided for (see note 31) | 144 | 115 | 112 |
| Additional fourth quarter dividend declared subsequent to balance date not provided for (see note 31) | 38 | – | – |
| Dividends per share paid in the year (excluding supplementary dividends) | NZ$0.165 | NZ$0.24 | NZ$0.26 |

Telecom receives an equivalent tax credit from the Inland Revenue Department for the amount of supplementary dividends paid, and the allocated share for New Telecom is presented, where applicable.

The following summary is based on tax laws of New Zealand as at 30 June 2011 and is subject to changes in New Zealand tax law, including changes that could have retroactive effect. Shareholders should seek taxation advice on the taxation treatment of their dividends.

In general, shareholders may be subject to income tax on dividends received from New Telecom under the relevant taxation laws to which they are subject.

Generally, to the extent imputation credits are attached to dividends, New Zealand tax resident shareholders may be able to claim the imputation credits to reduce their New Zealand income tax liability on any gross dividend amount. Resident withholding tax will be deducted (at a rate of 33%) from dividend payments made to New Zealand tax resident shareholders, reduced by any imputation credits attached to dividend payments.

New Zealand generally imposes a 30% withholding tax on dividends paid by a New Zealand company to a non-resident shareholder. Reduced rates (often 15%) generally apply to non-resident shareholders who are entitled to the benefit of an international tax treaty. To the extent imputation credits are attached to dividends that are subject to non-resident withholding tax at 15%, a supplementary dividend (which is in addition to an ordinary dividend) may be attached to dividends to non-resident shareholders to offset the rate of withholding.

296 Telecom 2011

## Note 24 Financial instruments and risk management

For the reporting period New Telecom's treasury operations were integrated into the treasury operations of Telecom. Telecom manages its treasury activities through a board-approved treasury constitution consisting of treasury governance and policy frameworks. As part of Telecom, New Telecom is exposed to foreign currency, interest rate, credit, liquidity and equity risks. Each of these risks, the associated financial instruments and the management of those risks are detailed in this note.

### Financial instruments

New Telecom's financial instruments are classified as follows:

| 30 JUNE 2011 | FAIR VALUE THROUGH PROFIT OR LOSS NZ$M | FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME NZ$M | DESIGNATED IN HEDGING RELATIONSHIPS NZ$M | AMORTISED COST NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| **Current assets** | | | | | |
| Cash | 324 | – | – | – | 324 |
| Collateral funds | 110 | – | – | – | 110 |
| Short-term derivative assets | 1 | – | 1 | – | 2 |
| Trade and other receivables | – | – | – | 463 | 463 |
| Finance lease receivables | – | – | – | 22 | 22 |
| | **435** | **–** | **1** | **485** | **921** |
| **Non-current assets** | | | | | |
| Long-term derivative assets | – | – | 40 | – | 40 |
| Other receivables | – | – | – | 15 | 15 |
| Finance lease receivables | – | – | – | 29 | 29 |
| Long-term investments[1] | – | 124 | – | 1 | 125 |
| | **–** | **124** | **40** | **45** | **209** |
| **Liabilities** | | | | | |
| **Current liabilities** | | | | | |
| Short-term derivative liabilities | – | – | (329) | – | (329) |
| Trade accounts payable | – | – | – | (515) | (515) |
| Short-term debt | – | – | – | (93) | (93) |
| Long-term debt due within one year | – | – | – | (304) | (304) |
| | **–** | **–** | **(329)** | **(912)** | **(1,241)** |
| **Non-current liabilities** | | | | | |
| Long-term derivative liabilities | (72) | – | (258) | – | (330) |
| Long-term debt due after one year | – | – | – | (1,700) | (1,700) |
| | **(72)** | **–** | **(258)** | **(1,700)** | **(2,030)** |

1 Excludes associates.

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## Note 24 Financial instruments and risk management *continued*

| 30 JUNE 2010 | FAIR VALUE THROUGH PROFIT OR LOSS NZ$M | FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME NZ$M | DESIGNATED IN HEDGING RELATIONSHIPS NZ$M | AMORTISED COST NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| **Current assets** | | | | | |
| Cash | 339 | – | – | – | 339 |
| Collateral funds | 21 | – | – | – | 21 |
| Short-term derivative assets | 1 | – | 3 | – | 4 |
| Trade and other receivables | – | – | – | 442 | 442 |
| Finance lease receivables | – | – | – | 12 | 12 |
| | **361** | **–** | **3** | **454** | **818** |
| **Non-current assets** | | | | | |
| Long-term derivative assets | – | – | 51 | – | 51 |
| Other receivables | – | – | – | 10 | 10 |
| Finance lease receivables | – | – | – | 21 | 21 |
| Long-term investments[1] | – | 273 | – | 1 | 274 |
| | **–** | **273** | **51** | **32** | **356** |
| **Liabilities** | | | | | |
| **Current liabilities** | | | | | |
| Short-term derivative liabilities | (1) | – | (21) | – | (22) |
| Trade accounts payable | – | – | – | (725) | (725) |
| Short-term debt | – | – | – | (163) | (163) |
| Long-term debt due within one year | – | – | – | (21) | (21) |
| | **(1)** | **–** | **(21)** | **(909)** | **(931)** |
| **Non-current liabilities** | | | | | |
| Long-term derivative liabilities | (49) | – | (391) | – | (440) |
| Long-term debt due after one year | – | – | – | (2,137) | (2,137) |
| | **(49)** | **–** | **(391)** | **(2,137)** | **(2,577)** |

1 Excludes associates.

298

Telecom 2011

30 JUNE 2009

| | FAIR VALUE THROUGH PROFIT OR LOSS NZ$M | FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME NZ$M | DESIGNATED IN HEDGING RELATIONSHIPS NZ$M | AMORTISED COST NZ$M | AVAILABLE FOR SALE (COST) NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| **Current assets** | | | | | | |
| Cash | 261 | – | – | – | – | 261 |
| Short-term derivative assets | – | – | 2 | – | – | 2 |
| Trade receivables | – | – | – | 470 | – | 470 |
| | **261** | **–** | **2** | **470** | **–** | **733** |
| **Non-current assets** | | | | | | |
| Long-term derivative assets | – | – | 69 | – | – | 69 |
| Long-term investments[1] | – | 243 | – | 1 | 22 | 266 |
| | **–** | **243** | **69** | **1** | **22** | **335** |
| **Liabilities** | | | | | | |
| **Current liabilities** | | | | | | |
| Short-term derivative liabilities | (13) | – | (28) | – | – | (41) |
| Trade accounts payable | – | – | – | (641) | – | (641) |
| Short-term debt | – | – | – | (370) | – | (370) |
| Long-term debt due within one year | – | – | – | (15) | – | (15) |
| | **(13)** | **–** | **(28)** | **(1,026)** | **–** | **(1,067)** |
| **Non-current liabilities** | | | | | | |
| Long-term derivative liabilities | (43) | – | (300) | – | – | (343) |
| Long-term debt due after one year | – | – | – | (2,281) | – | (2,281) |
| | **(43)** | **–** | **(300)** | **(2,281)** | **–** | **(2,624)** |

1 Excludes associates.

## Reclassifications

There have been no reclassifications between financial instrument categories during the years ended 30 June 2011, 2010, and 2009.

## Fair value of financial instruments

Financial instruments are either carried at amortised cost, less any provision for impairment, or fair value. The only significant variances between instruments held at amortised cost and their fair value relates to long-term debt.

The table on the next page categorises New Telecom's financial assets and liabilities that are measured at fair value by the significance of the inputs used in making the measurements:

- Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
- Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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13. NEW TELECOM SPECIAL PURPOSE
FINANCIAL STATEMENTS

**Note 24** Financial instruments and risk management *continued*

| 30 JUNE 2011 | LEVEL 1 NZ$M | LEVEL 2 NZ$M | LEVEL 3 NZ$M | TOTAL NZ$M |
|---|---|---|---|---|
| **Financial assets** | | | | |
| Cash | 324 | – | – | 324 |
| Collateral funds | 110 | – | – | 110 |
| Short-term derivative assets | – | 2 | – | 2 |
| Long-term derivative assets | – | 40 | – | 40 |
| Long-term investments[1] | 118 | – | 6 | 124 |
| | **552** | **42** | **6** | **600** |
| **Financial liabilities** | | | | |
| Short-term derivative liabilities | – | (329) | – | (329) |
| Long-term derivative liabilities | – | (330) | – | (330) |
| | **–** | **(659)** | **–** | **(659)** |

1 Excludes associates and Government stock.

| 30 JUNE 2010 | LEVEL 1 NZ$M | LEVEL 2 NZ$M | LEVEL 3 NZ$M | TOTAL NZ$M |
|---|---|---|---|---|
| **Financial assets** | | | | |
| Cash | 339 | – | – | 339 |
| Collateral funds | 21 | – | – | 21 |
| Short-term derivative assets | – | 4 | – | 4 |
| Long-term derivative assets | – | 51 | – | 51 |
| Long-term investments[1] | 261 | – | 12 | 273 |
| | **621** | **55** | **12** | **688** |
| **Financial liabilities** | | | | |
| Short-term derivative liabilities | – | (22) | – | (22) |
| Long-term derivative liabilities | – | (440) | – | (440) |
| | **–** | **(462)** | **–** | **(462)** |

1 Excludes associates and Government stock.

Reconciliation of Level 3 fair value measurements of financial assets:

| YEAR ENDED 30 JUNE | 2011 NZ$M | 2010 NZ$M |
|---|---|---|
| **Long-term investment in TMT Ventures** | | |
| Balance at 1 July | 12 | 22 |
| Adjustment recognised in the revaluation reserve as at 1 July 2009 | – | (4) |
| Gain recognised in other comprehensive income | (5) | – |
| Investment return | (1) | (6) |
| **Balance at 30 June** | **6** | **12** |

Gains and losses on New Telecom's long-term investment in TMT relate to the investment held at the end of the reporting period and are reported as a revaluation of investments in other comprehensive income.

300 Telecom 2011

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Long-term investments

At 30 June 2011, New Telecom had quoted and unquoted investments. The quoted investments have standard terms and conditions and are traded in active markets. New Telecom measures its investment in Hutchison and in TMT, at fair value and, due to the strategic nature of the investments held, New Telecom has elected to carry these investments at fair value through other comprehensive income. New Telecom has chosen to measure the fair value of Hutchison using the observable market share price. TMT’s fair value is based on the latest available fund manager’s report. This election also applied to other listed investments previous held, but disposed of in the year ended

30 June 2011 (see note 13).

Cross-currency interest rate swaps, interest rate swaps, forward exchange contracts and currency options

Fair values are estimated on the basis of the quoted market prices of these instruments. If a listed market price is unavailable, then fair value is estimated by using a valuation model involving discounted future cash flows of the derivative using the applicable forward price curve (for the relevant interest rate, foreign exchange rate or commodity price) and discount rate.

Finance lease receivable

The fair value of finance lease receivables is estimated to be NZ$33 million (30 June 2010: NZ$37 million, 30 June 2009: nil), using a discount rate based on the three-year swap rate and adding a credit margin that reflects the credit quality of the receivables.

Long-term debt

The fair value of long-term debt (calculated based on the present value of future principal and interest cash flows, discounted at market interest rates at balance date) was NZ$2,128 million compared to a carrying value of NZ$2,004 million (30 June 2010: fair value of NZ$2,286 million compared to a carrying value of NZ$2,158 million; 30 June 2009: fair value of NZ$2,239 million compared to a carrying value of NZ$2,296 million).

Cash, collateral funds, short-term investments, short-term debt, trade receivables, other receivables and trade accounts payable

The carrying amounts of these balances are approximately equivalent to their fair value because of the short-term to maturity.

Other assumptions

NZD forward interest rates used to determine fair values range from 2.6% to 7.2%.

Risk management

New Telecom is exposed to market risk due to foreign currency, interest rates and price risk, as well as credit risk, liquidity risk and equity price risk.

Market risk

New Telecom is exposed to market risk primarily from changes in foreign currency exchange rates and interest rates. New Telecom employs risk management strategies including the use of derivatives such as interest rate swaps, forward exchange contracts, foreign currency options and cross-currency interest rate swaps to manage these exposures. New Telecom monitors the use of derivative financial instruments through the use of well-defined market and credit risk limits and timely reports to senior management. New Telecom does not hold or issue derivative financial instruments for trading purposes. All contracts have been entered into with major creditworthy financial institutions. The risk associated with these transactions is the cost of replacing these agreements at the current market rates in the event of default by the counterparty. New Telecom is also subject to equity price risk in relation to long-term investments in listed and unlisted companies as well as investments in associate companies, when not fully written down.

Currency risk

New Telecom’s primary objective in managing foreign currency risk is to protect against the risk that the eventual New Zealand dollar net cash flows will be adversely affected by changes in foreign currency exchange rates. To do this New Telecom enters into forward exchange contracts and foreign currency options to reduce its foreign currency exposures. Forward exchange contracts are also used to hedge certain foreign currency assets.

Foreign currency assets, where appropriate, are naturally hedged by holding liabilities in the same currency. Capital and operational expenditure in foreign currencies that are highly probable may be hedged. Exposures with amounts and timing that are less than certain can be proportionately hedged, based on certain benchmarks. A significant portion of New Telecom’s long-term debt has been issued in foreign currencies under Telecom’s EMTN programme. New Telecom enters into cross-currency interest rate swaps (‘CCIRS’) to convert the foreign currency borrowings into a floating rate New Zealand dollar, or Australian dollar exposure. All debt not denominated in New Zealand dollars or Australian dollars is hedged. Debt denominated in foreign currencies is translated to New Zealand or Australian dollars with currency translation recognised in the income statement. These movements are offset by the translation of the principal value of the related cross-currency interest rate swaps.

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13. NEW TELECOM SPECIAL PURPOSE FINANCIAL STATEMENTS

## **Note 24** Financial instruments and risk management *continued*

New Telecom uses forward exchange contracts and foreign currency options to hedge forecast transactions that have a high probability of occurrence and firm purchase commitments (mainly denominated in US dollars), fair value changes in foreign currency receivables and payables and to hedge certain investments in foreign operations.

New Telecom's exposure to foreign currencies arising from financial instruments is:

| 30 JUNE 2011 | AUD[1] NZ$M | USD NZ$M | EUR NZ$M | GBP NZ$M | CAD NZ$M | CHF NZ$M | OTHER NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|---|---|---|
| **Exposures** | | | | | | | | |
| Cash | 8 | 25 | – | 25 | – | – | 2 | 60 |
| Collateral funds | – | 110 | – | – | – | – | – | 110 |
| Trade receivables | 141 | 10 | – | 15 | – | – | – | 166 |
| Trade accounts payable | (97) | (23) | (4) | (15) | – | – | (19) | (158) |
| Long-term investments | 118 | 2 | – | – | – | – | – | 120 |
| Short-term debt | (13) | – | – | – | – | – | – | (13) |
| Long-term debt | – | (301) | – | (530) | (343) | (289) | – | (1,463) |
| **Total exposure from non-derivative financial instruments** | **157** | **(177)** | **(4)** | **(505)** | **(343)** | **(289)** | **(17)** | **(1,178)** |
| Hedging instruments | | | | | | | | |
| Forward exchange contracts | (303) | 3 | 22 | – | – | – | 19 | (259) |
| NZ$ CCIRS | – | – | – | 530 | 343 | 289 | – | 1,162 |
| A$ CCIRS | (624) | 301 | – | – | – | – | – | (323) |
| **Total exposure from hedging instruments** | **(927)** | **304** | **22** | **530** | **343** | **289** | **19** | **580** |

1 Includes balance held in Australian operations.

| 30 JUNE 2010 | AUD[1] NZ$M | USD NZ$M | EUR NZ$M | GBP NZ$M | CAD NZ$M | CHF NZ$M | OTHER NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|---|---|---|
| **Exposures** | | | | | | | | |
| Cash | 20 | 66 | – | 34 | – | – | 2 | 122 |
| Collateral funds | – | 21 | – | – | – | – | – | 21 |
| Trade receivables | 120 | 44 | – | 12 | – | – | 11 | 187 |
| Trade accounts payable | (110) | (116) | (15) | (18) | – | – | (21) | (280) |
| Long-term investments | 261 | 3 | – | – | – | – | – | 264 |
| Short-term debt | (25) | – | (109) | – | – | – | – | (134) |
| Long-term debt | – | (360) | – | (595) | (376) | (266) | – | (1,597) |
| **Total exposure from non-derivative financial instruments** | **266** | **(342)** | **(124)** | **(567)** | **(376)** | **(266)** | **(8)** | **(1,417)** |
| Hedging instruments | | | | | | | | |
| Forward exchange contracts | (416) | 157 | 187 | – | – | – | 9 | (63) |
| NZ$ CCIRS | – | – | – | 595 | 376 | 266 | – | 1,237 |
| A$ CCIRS | (594) | 360 | – | – | – | – | – | (234) |
| **Total exposure from hedging instruments** | **(1,010)** | **517** | **187** | **595** | **376** | **266** | **9** | **940** |

1 Includes balance held in Australian operations.

302 Telecom 2011

| 30 JUNE 2009 | AUD[1] NZ$M | USD NZ$M | EUR NZ$M | GBP NZ$M | CAD NZ$M | CHF NZ$M | OTHER NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|---|---|---|
| **Exposures** | | | | | | | | |
| Cash | 29 | 97 | – | 36 | – | – | 2 | 164 |
| Trade receivables | 141 | 54 | 1 | 13 | – | – | 12 | 221 |
| Trade accounts payable | (127) | (97) | (4) | (23) | – | – | (12) | (263) |
| Long-term investments | 243 | 10 | – | – | – | – | – | 253 |
| Short-term debt | (93) | (38) | (60) | – | – | – | – | (191) |
| Long-term debt | – | (381) | – | (694) | (363) | (282) | – | (1,720) |
| **Total exposure from non-derivative financial instruments** | **193** | **(355)** | **(63)** | **(668)** | **(363)** | **(282)** | **2** | **(1,536)** |
| Hedging instruments | | | | | | | | |
| Forward exchange contracts | (381) | 233 | 95 | 1 | – | – | – | (52) |
| NZ$ CCIRS | – | – | – | 694 | 363 | 282 | – | 1,339 |
| A$ CCIRS | (600) | 381 | – | – | – | – | – | (219) |
| **Total exposure from hedging instruments** | **(981)** | **614** | **95** | **695** | **363** | **282** | **–** | **1,068** |

1 Includes balance held in Australian operations.

The above table includes New Telecom's foreign currency exposures to financial instruments. Non-financial assets or liabilities of foreign operations are excluded. Forecast sales and purchases in foreign currencies have not been included in the table above as they are not financial instruments.

As at 30 June 2011 a movement of 10% in the New Zealand dollar would impact the income statement and statement of changes in equity as detailed in the table below:

| | 10% DECREASE | | | 10% INCREASE | | |
|---|---|---|---|---|---|---|
| YEAR ENDED 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
| Impact on: | | | | | | |
| Net earnings before income tax | **(4)** | (4) | (2) | **3** | 3 | 3 |
| Equity (before income tax) | **(87)** | (50) | (64) | **81** | 45 | 58 |

This analysis assumes a movement in the New Zealand dollar across all currencies and only includes the effect of foreign exchange movements on financial instruments. All other variables remain constant.

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13. NEW TELECOM SPECIAL PURPOSE FINANCIAL STATEMENTS

## Note 24 Financial instruments and risk management *continued*

### Interest rate risk

New Telecom employs the use of derivative financial instruments for the purpose of reducing its exposure to fluctuations in interest rates.

New Telecom uses cross-currency interest rate swaps to convert foreign currency borrowings into floating rate New Zealand dollar and Australian dollar positions. Interest rate swaps have been used to convert the majority of the floating rate positions into fixed rate positions. As a consequence, New Telecom's interest rate positions are limited to New Zealand and Australian yield curves. Telecom's objectives of interest rate risk management is to minimise the cost of net borrowings and to minimise the impact of interest rate movements on New Telecom's interest expense and net earnings within policies approved by the Telecom board.

Telecom's treasury constitution requires that interest rate repricing is to be spread over a ten-year horizon.

### Interest rate repricing analysis

The following table indicates the effective interest rates and the earliest period in which recognised financial instruments reprice. Fixed rate balances are presented, including the effect of derivative financial instruments, hedging both interest rates and foreign exchange.

| 30 JUNE 2011 | WEIGHTED EFFECTIVE INTEREST RATE | WITHIN 1 YEAR NZ$M | 1-2 YEARS NZ$M | 2-3 YEARS NZ$M | 3-4 YEARS NZ$M | 4-5 YEARS NZ$M | GREATER THAN 5 YEARS NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|---|---|---|
| **Floating rate:** | | | | | | | | |
| Cash balances | 2.7% | 324 | – | – | – | – | – | 324 |
| Collateral funds | 0.1% | 110 | – | – | – | – | – | 110 |
| Short-term debt | 3.0% | (35) | – | – | – | – | – | (35) |
| Long-term debt | 6.3% | (142) | – | – | – | – | – | (142) |
| **Fixed rate:** | | | | | | | | |
| Short-term debt | 4.7% | (11) | (10) | (8) | (6) | (23) | – | (58) |
| Long-term debt | 7.7% | (485) | (570) | (380) | (73) | (150) | (733) | (2,391) |
| | | **(239)** | **(580)** | **(388)** | **(79)** | **(173)** | **(733)** | **(2,192)** |

| 30 JUNE 2010 | WEIGHTED EFFECTIVE INTEREST RATE | WITHIN 1 YEAR NZ$M | 1-2 YEARS NZ$M | 2-3 YEARS NZ$M | 3-4 YEARS NZ$M | 4-5 YEARS NZ$M | GREATER THAN 5 YEARS NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|---|---|---|
| **Floating rate:** | | | | | | | | |
| Cash balances | 2.4% | 339 | – | – | – | – | – | 339 |
| Collateral funds | 0.1% | 21 | – | – | – | – | – | 21 |
| Short-term debt | 1.9% | (135) | – | – | – | – | – | (135) |
| Long-term debt | 6.2% | (135) | – | – | – | – | – | (135) |
| **Fixed rate:** | | | | | | | | |
| Short-term debt | 4.7% | (7) | (17) | (4) | – | – | – | (28) |
| Long-term debt | 7.8% | (21) | (460) | (569) | (381) | (73) | (882) | (2,386) |
| | | **62** | **(477)** | **(573)** | **(381)** | **(73)** | **(882)** | **(2,324)** |

304 Telecom 2011

| 30 JUNE 2009 | WEIGHTED EFFECTIVE INTEREST RATE | WITHIN 1 YEAR NZ$M | 1-2 YEARS NZ$M | 2-3 YEARS NZ$M | 3-4 YEARS NZ$M | 4-5 YEARS NZ$M | GREATER THAN 5 YEARS NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|---|---|---|
| **Floating rate:** | | | | | | | | |
| Cash balances | 1.7% | 261 | – | – | – | – | – | 261 |
| Short-term debt | 3.1% | (352) | – | – | – | – | – | (352) |
| Long-term debt | 4.6% | (136) | – | – | – | – | – | (136) |
| **Fixed rate:** | | | | | | | | |
| Short-term debt | 4.7% | – | (7) | (11) | – | – | – | (18) |
| Long-term debt | 7.8% | (15) | (21) | (464) | (569) | (381) | (953) | (2,403) |
| | | **(242)** | **(28)** | **(475)** | **(569)** | **(381)** | **(953)** | **(2,648)** |

Financial instruments with rates fixed for 90 days or less are deemed to be floating rate exposures.

As at 30 June 2011, a movement of 100 basis points would impact the income statement and statement of changes in equity (after hedging) as detailed in the table below:

| 30 JUNE | 100 BASIS POINT DECREASE 2011 NZ$M | 2010 NZ$M | 2009 NZ$M | 100 BASIS POINT INCREASE 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|---|---|---|
| Impact on: | | | | | | |
| Net earnings before income tax | **–** | 1 | 2 | **–** | (1) | (2) |
| Equity (before income tax) | **(15)** | (7) | 10 | **14** | 7 | (8) |

This analysis assumes all other variables remain constant.

## Liquidity risk

Liquidity risk represents New Telecom's ability to meet its contractual obligations. New Telecom evaluates its liquidity requirements on an ongoing basis. In general, New Telecom generates sufficient cash flows from its operating activities to meet its financial liabilities.

For the purpose of these financial statements, New Telecom was part of Telecom and in the event of any shortfall New Telecom, as a part of Telecom, can utilise Telecom's facilities. Telecom has three short-term financing programmes in place; a US$1 billion European Commercial Paper Programme, a NZ$500 million Note Facility, and a A$1.5 billion Short-term Note and Medium-term Note Programme. In addition to the short-term financing programmes at 30 June 2011, Telecom had committed stand-by facilities of NZ$700 million (30 June 2010: NZ$700 million; 30 June 2009: NZ$800 million) with a number of creditworthy banks. As at 30 June 2011, New Telecom also had committed overdraft facilities of NZ$20 million with New Zealand banks and A$20 million with Australian banks. There are no compensating balance requirements associated with these facilities. New Telecom's liquidity policy is to maintain unutilised committed facilities or liquid resources (comprising cash and short-term investments) sufficient to meet forecasted funding requirements for the next twelve months. The policy also requires that long-term debt maturities are distributed over a ten year period, with no more than NZ$800 million, or 30% of gross debt (whichever is higher) maturing in any one year. Net debt must have a weighted average life of between 3.75 and 5.25 years.

As the proposed Demerger is planned to take place within twelve months of the balance sheet date, it is possible that New Telecom may repay more of its debt within twelve months than it is contractually obliged to as part of a wider debt restructuring programme. Such repayment would be funded by current short-term financing, as described above.

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13. NEW TELECOM SPECIAL PURPOSE
FINANCIAL STATEMENTS

## Note 24 Financial instruments and risk management *continued*

Management has deferred any new debt facility renegotiations until the proposed Demerger takes effect, which has led to a reported breach of Telecom's treasury constitution at 30 June 2011. This related to the required average life of net debt falling below agreed levels. Other than this, as at 30 June 2011, management considered that it was in compliance with its liquidity policy as reported to Telecom's Board of Directors. In addition to this assessment of compliance with Telecom's liquidity policy, the exposure to liquidity risk is based on contractual cash flows relating to financial liabilities as summarised below:

| 30 JUNE 2011 | CARRYING AMOUNT NZ$M | CONTRACTUAL CASH FLOWS NZ$M | 0-6 MONTHS NZ$M | 6-12 MONTHS NZ$M | 1-2 YEARS NZ$M | 2-3 YEARS NZ$M | 3-4 YEARS NZ$M | 4-5 YEARS NZ$M | 5+ YEARS NZ$M |
|---|---|---|---|---|---|---|---|---|---|
| **Non-derivative financial liabilities** | | | | | | | | | |
| Trade accounts payable | 515 | 515 | 515 | – | – | – | – | – | – |
| Short-term debt | 93 | 93 | 93 | – | – | – | – | – | – |
| Long-term debt[1] | 2,004 | 2,465 | 363 | 62 | 701 | 402 | 120 | 190 | 627 |
| **Derivative financial liabilities** | | | | | | | | | |
| Interest rate swaps (net settled) | 151 | 185 | 33 | 30 | 45 | 25 | 15 | 12 | 25 |
| Cross-currency interest rate swaps (gross settled) | | | | | | | | | |
| Inflows | – | (1,413) | (353) | (29) | (29) | (374) | (16) | (16) | (596) |
| Outflows | 495 | 2,215 | 664 | 22 | 59 | 437 | 55 | 59 | 919 |
| Forward exchange contracts (gross settled) | | | | | | | | | |
| Inflows | – | (166) | (133) | (23) | (9) | (1) | – | – | – |
| Outflows | 13 | 181 | 140 | 27 | 13 | 1 | – | – | – |
| | **3,271** | **4,075** | **1,322** | **89** | **780** | **490** | **174** | **245** | **975** |

1 The long-term debt maturity profile is based on current contractual cash flows, which may be affected, or shortened, by the proposed Demerger.

| 30 JUNE 2010 | CARRYING AMOUNT NZ$M | CONTRACTUAL CASH FLOWS NZ$M | 0-6 MONTHS NZ$M | 6-12 MONTHS NZ$M | 1-2 YEARS NZ$M | 2-3 YEARS NZ$M | 3-4 YEARS NZ$M | 4-5 YEARS NZ$M | 5+ YEARS NZ$M |
|---|---|---|---|---|---|---|---|---|---|
| **Non-derivative financial liabilities** | | | | | | | | | |
| Trade accounts payable | 725 | 725 | 725 | – | – | – | – | – | – |
| Short-term debt | 163 | 163 | 163 | – | – | – | – | – | – |
| Long-term debt[1] | 2,158 | 2,787 | 75 | 75 | 491 | 683 | 440 | 124 | 899 |
| **Derivative financial liabilities** | | | | | | | | | |
| Interest rate swaps (net settled) | 146 | 187 | 31 | 23 | 40 | 31 | 17 | 12 | 33 |
| Cross-currency interest rate swaps (gross settled) | | | | | | | | | |
| Inflows | – | (1,317) | (24) | (34) | (419) | (34) | (34) | (34) | (738) |
| Outflows | 294 | 1,804 | 34 | 36 | 652 | 43 | 46 | 48 | 945 |
| Forward exchange contracts (gross settled) | | | | | | | | | |
| Inflows | – | (183) | (128) | (35) | (13) | (6) | (1) | – | – |
| Outflows | 22 | 207 | 139 | 42 | 17 | 8 | 1 | – | – |
| | **3,508** | **4,373** | **1,015** | **107** | **768** | **725** | **469** | **150** | **1,139** |

1 The long-term debt maturity profile is based on current contractual cash flows, which may be affected, or shortened, by the proposed Demerger.

306 Telecom 2011

| 30 JUNE 2009 | CARRYING AMOUNT NZ$M | CONTRACTUAL CASH FLOWS NZ$M | 0-6 MONTHS NZ$M | 6-12 MONTHS NZ$M | 1-2 YEARS NZ$M | 2-3 YEARS NZ$M | 3-4 YEARS NZ$M | 4-5 YEARS NZ$M | 5+ YEARS NZ$M |
|---|---|---|---|---|---|---|---|---|---|
| **Non-derivative financial liabilities** | | | | | | | | | |
| Trade accounts payable | 641 | 641 | 641 | – | – | – | – | – | – |
| Short-term debt | 370 | 372 | 372 | – | – | – | – | – | – |
| Long-term debt | 2,296 | 3,090 | 65 | 84 | 154 | 463 | 719 | 427 | 1,178 |
| **Derivative financial liabilities** | | | | | | | | | |
| Interest rate swaps (net settled) | 124 | 413 | 34 | 34 | 67 | 59 | 48 | 34 | 137 |
| Cross-currency interest rate swaps (gross settled) | | | | | | | | | |
| Inflows | – | (940) | (26) | (18) | (44) | (427) | (18) | (18) | (389) |
| Outflows | 212 | 1,142 | 21 | 21 | 42 | 628 | 14 | 14 | 402 |
| Forward exchange contracts (gross settled) | | | | | | | | | |
| Inflows | – | (490) | (248) | (43) | (24) | (168) | (6) | (1) | – |
| Outflows | 48 | 542 | 286 | 48 | 28 | 171 | 8 | 1 | – |
| | **3,691** | **4,770** | **1,145** | **126** | **223** | **726** | **765** | **457** | **1,328** |

Contractual cash flows include contractual undiscounted principal and interest payments. New Telecom uses cash and derivative assets to manage liquidity.

### Credit risk

In the normal course of its business, New Telecom incurs credit risk from financial instruments including cash, short-term investments, advances to associate companies, trade receivables, other receivables, finance lease receivables and derivative financial instruments.

New Telecom, as part of Telecom, has a credit policy that is used to manage this exposure to credit risk. As part of this policy, limits on exposures with significant counterparties have been set and approved by the board of directors of Telecom and are monitored on a regular basis. New Telecom's financial instruments do not have significant concentration of risk with any single party.

Telecom has certain derivative and debt agreements that are subject to bilateral credit support agreements that require New Telecom or the counterparty to post collateral to support the value of certain derivatives. As at 30 June 2011, US$91 million (NZ$110 million) of collateral funds were posted (30 June 2010: US$15 million (NZ$21 million); 30 June 2009: nil).

In the event of a downgrade of Telecom's credit rating to either Baa1 (Moody's Investors Service), or BBB+ (Standard & Poor's) US$65 million (based on rates at 30 June 2011) of additional collateral would be required to be posted (30 June 2010: US$194 million; 30 June 2009: nil based on rates at 30 June 2010 and 30 June 2009 respectively).

Telecom places its cash, short-term investments and derivative financial instruments (some of which has been assigned to New Telecom) with high credit quality financial institutions and sovereign bodies and limits the amount of credit exposure to any one financial institution. These limits are monitored daily. There is no significant concentration of credit risk with respect to trade receivables.

NZ$1,187 million of New Telecom's assets are subject to credit risk (30 June 2010: NZ$1,118 million; 30 June 2009: NZ$1,086 million). New Telecom holds various letters of credit and guarantees over some of these amounts. New Telecom does not hold any collateral over these amounts.

Finance lease receivables are secured over the underlying assets.

New Telecom's only financial assets that are past their due payment date are trade receivables. New Telecom's trade receivables are aged as follows:

| 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Current | 220 | 182 | 162 |
| 0-30 days past due | 181 | 185 | 207 |
| 30-60 days past due | 36 | 44 | 50 |
| 60-90 days past due | 13 | 19 | 19 |
| 90+ days past due | 38 | 36 | 61 |
| | **488** | **466** | **499** |

New Telecom has NZ$243 million (30 June 2010: NZ$260 million; 30 June 2009: NZ$308 million) of financial assets that are overdue and not impaired.

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13. NEW TELECOM SPECIAL PURPOSE
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## Note 24 Financial instruments and risk management *continued*

New Telecom maintains a provision for estimated losses expected to arise from customers being unable to make required payments. This provision takes into account known commercial factors impacting specific customer accounts, as well as the overall profile of New Telecom's receivables portfolio. In assessing the provision, factors such as past collection history, the age of receivable balances, the level of activity in customer accounts, as well as general macro-economic trends, are taken into account. Significant changes in these factors would likely necessitate changes in the doubtful debts provision. At present, however, New Telecom considers the current level of its allowance for doubtful accounts to be adequate to cover expected credit losses on trade receivables. The provision balance is maintained at an entity wide level and allocated against individual balances once uncollectibility is highly probable. Bad debt expenses are reported as other operating expenses in the income statement.

Movements in the allowance for doubtful accounts are as follows:

| 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Balance at 1 July | 24 | 29 | 32 |
| Charged to costs and expenses | 21 | 22 | 29 |
| Bad debts recovered | (3) | (5) | (5) |
| Utilised | (17) | (22) | (27) |
| **Balance at 30 June** | **25** | **24** | **29** |

### Equity risk

Investments that subject New Telecom to equity risk include long-term investments in listed and unlisted companies as well as investment in associate companies. New Telecom's exposure to equity risk as at 30 June 2011 was NZ$125 million (30 June 2010: NZ$276 million; 30 June 2009: NZ$267 million). New Telecom manages its exposure to equity risk through representation on the board of investee companies or through regular reviews of the investee's current and projected performance. A 10% movement in quoted prices of shares in Hutchison and in other listed companies would increase or decrease New Telecom's equity by NZ$12 million (30 June 2010: NZ$26 million; 30 June 2009: NZ$24 million).

## Capital risk management

As New Telecom formed part of Telecom, New Telecom's capital was managed as part of Telecom's capital. Telecom manages its capital considering shareholders' interests, the value of assets and Telecom's credit ratings. The following table summarises Telecom capital that has been allocated to New Telecom:

| 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Cash | (324) | (339) | (261) |
| Collateral funds | (110) | (21) | – |
| Short-term debt (note 18) | 93 | 163 | 370 |
| Long-term debt at hedged rates | 2,538 | 2,528 | 2,549 |
| Net debt | 2,197 | 2,331 | 2,658 |
| Equity | 390 | 680 | 588 |
| **Capital** | **2,587** | **3,011** | **3,246** |

As guidance, Telecom seeks to manage its capital with a ratio of net debt to earnings before interest, tax expense, depreciation and amortisation of less than 1.7 times.

A revised capital policy for New Telecom will be implemented to take account of the capital requirements following the proposed Demerger of New Chorus from Telecom.

As at 30 June 2011 Telecom's board was committed to Telecom maintaining 'single A' credit ratings from both Moody's Investors Service and Standard & Poor's and its capital management policies are designed to ensure this objective is met.

Other than the provisions attached to the Kiwi Share and the requirements of the New Zealand companies and securities legislation and relevant stock exchange listing rules, Telecom (and New Telecom) are not subject to any additional externally imposed capital requirements.

At 30 June 2011, Telecom's credit rating for long-term and short-term debt with Moody's Investors Service is A3 and P-2 respectively, with outlook negative. Standard & Poor's ratings for long-term and short-term debt is A and A-1 respectively, with outlook negative. New Telecom did not operate as a separate entity at 30 June 2011 therefore a credit rating on this date can not be provided. The New Telecom credit ratings will be assessed following the Demerger.

Net debt includes long-term debt at the value of hedged cash flows due to arise on maturity, plus short-term debt, less any cash and short-term investments. Net debt is a non-GAAP measure but is a measure used by management. The following table reconciles long-term debt at hedged rates to long-term debt at spot rates.

| 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Long-term debt (note 20) | 2,004 | 2,158 | 2,296 |
| Impact of hedged rates used | 528 | 362 | 243 |
| Unamortised discount | 6 | 8 | 10 |
| **Long-term debt at hedged rates** | **2,538** | **2,528** | **2,549** |

308 Telecom 2011

## Hedging activities

New Telecom is exposed to market risk primarily from changes in interest rates and foreign currency exchange rates. New Telecom employs risk management strategies including the use of derivatives such as interest rate swaps, forward exchange contracts, foreign currency options, and cross-currency interest rate swaps to manage these exposures.

New Telecom does not currently hold or issue derivative financial instruments for trading purposes.

Each derivative that is designated as a hedge is classified as either:

- A hedge of the fair value of recognised assets or liabilities or an unrecognised firm commitment (a fair value hedge); or
- A hedge of a highly probable forecast transaction (a cash flow hedge); or
- A hedge of a net investment in foreign operations (a net investment hedge).

The fair values of derivatives in hedging relationships and derivatives not designated in hedging relationships are as follows:

| 30 JUNE | 2011 | | 2010 | | 2009 | |
|---|---|---|---|---|---|---|
| | ASSETS NZ$M | LIABILITIES NZ$M | ASSETS NZ$M | LIABILITIES NZ$M | ASSETS NZ$M | LIABILITIES NZ$M |
| **Net investment hedges** | | | | | | |
| Forward exchange contracts | – | – | 4 | – | 2 | – |
| | **–** | **–** | **4** | **–** | **2** | **–** |
| **Cash flow hedges** | | | | | | |
| Forward exchange contracts | – | (13) | 3 | (19) | 1 | (33) |
| Interest rate swaps | – | (151) | – | (146) | – | (124) |
| Cross-currency interest rate swaps | 40 | (423) | 47 | (245) | 68 | (169) |
| Currency options | 1 | – | – | – | – | – |
| | **41** | **(587)** | **50** | **(410)** | **69** | **(326)** |
| **Fair value hedges** | | | | | | |
| Forward exchange contracts | – | – | – | (2) | – | (2) |
| | **–** | **–** | **–** | **(2)** | **–** | **(2)** |
| **Derivatives not designated in hedge relationships – classified as fair value through profit or loss** | | | | | | |
| Forward exchange contracts | 1 | – | 1 | (1) | – | (13) |
| Cross-currency interest rate swaps | – | (72) | – | (49) | – | (43) |
| | **1** | **(72)** | **1** | **(50)** | – | **(56)** |
| **Total derivative assets/(liabilities)** | **42** | **(659)** | **55** | **(462)** | **71** | **(384)** |

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13. NEW TELECOM SPECIAL PURPOSE FINANCIAL STATEMENTS

## Note 24 Financial instruments and risk management *continued*

### Cash flow hedges

New Telecom uses cross-currency interest rate swaps and interest rate swaps to manage interest and foreign exchange risk on debt. These swaps are jointly designated as cash flow hedges of the forecast interest and principal cash flows of the debt.

The fair values of interest rate derivatives deferred in equity will be reclassified to finance expense as interest payments occur, over the remaining life of the swaps. These fair values by maturity are as follows:

| 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Maturity: | | | |
| Less than 1 year | 2 | (5) | – |
| 1 to 2 years | (4) | 9 | (18) |
| 2 to 3 years | (10) | (3) | 13 |
| 3 to 4 years | – | (2) | (4) |
| 4 to 5 years | (1) | - | 3 |
| Maturity over 5 years | (61) | (30) | (12) |
| | **(74)** | **(31)** | **(18)** |

New Telecom enters into forward exchange contracts to hedge foreign currency purchases. The majority of the purchases are forecast to be made within 12 months of 30 June 2011.

When in a hedging relationship, the fair value of foreign exchange forward contracts will be included in the income statement at the same time as the underlying purchase impacts the determination of income. If the purchase relates to an operating expense, the fair value will be recognised when the underlying expense is recognised. If the purchase relates to an item of property, plant and equipment or intangible assets, the fair value will be recognised in the income statement as the asset depreciates or is amortised (see depreciation accounting policy in note 1). If the purchase relates to an inventory item, the fair value will be recognised in the income statement when the underlying inventory is expensed.

During the period all hedged forecast transactions occurred as expected. This did not cause any cash flow hedge relationships to no longer qualify for hedge accounting. As a result, no foreign exchange loss was transferred from the cash flow hedge reserve to the income statement (30 June 2010: NZ$6 million loss, 30 June 2009: nil).

A reconciliation of movements in the cash flow hedge reserve is follows:

| YEAR ENDED 30 JUNE 2011 | BEFORE TAX NZ$M | TAX EXPENSE/ (CREDIT) NZ$M | NET OF TAX NZ$M |
|---|---|---|---|
| Balance at 1 July | | | (32) |
| Gain/(loss) recognised in other comprehensive income | (130) | 39 | (91) |
| Amount reclassified from cash flow hedge reserve to: | | | |
| Net finance expense | 73 | (22) | 51 |
| Property, plant and equipment / intangible assets | 18 | (5) | 13 |
| Inventory | 4 | (1) | 3 |
| Other operating expenses | – | – | – |
| **Total movements to other comprehensive income** | **(35)** | **11** | **(24)** |
| **Balance at 30 June** | | | **(56)** |

| YEAR ENDED 30 JUNE 2010 | BEFORE TAX NZ$M | TAX EXPENSE/ (CREDIT) NZ$M | NET OF TAX NZ$M |
|---|---|---|---|
| Balance at 1 July | | | (40) |
| Gain/(loss) recognised in other comprehensive income | (105) | 31 | (74) |
| Amount reclassified from cash flow hedge reserve to: | | | |
| Net finance expense | 68 | (20) | 48 |
| Property, plant and equipment / intangible assets | 15 | (5) | 10 |
| Inventory | 28 | (8) | 20 |
| Other operating expenses | – | – | – |
| Amount reclassified to other operating expenses as a result of: | | | |
| Cash flow hedges no longer meeting hedge accounting requirements | 6 | (2) | 4 |
| **Total movements to other comprehensive income** | **12** | **(4)** | **8** |
| **Balance at 30 June** | | | **(32)** |

310 Telecom 2011

| YEAR ENDED 30 JUNE 2009 | BEFORE TAX NZ$M | TAX EXPENSE/ (CREDIT) NZ$M | NET OF TAX NZ$M |
|---|---|---|---|
| Balance at 1 July | | | 5 |
| Gain/(loss) recognised in other comprehensive income | (86) | 26 | (60) |
| Amount reclassified from cash flow hedge reserve to: | | | |
| Net finance expense | 66 | (20) | 46 |
| Property, plant and equipment / intangible assets | (24) | 7 | (17) |
| Inventory | (20) | 6 | (14) |
| Other operating expenses | – | – | – |
| **Total movements to other comprehensive income** | **(64)** | **19** | **(45)** |
| **Balance at 30 June** | | | **(40)** |

### Fair value hedges

As at 30 June 2011 New Telecom had no forward exchange contracts designated as fair value hedges. New Telecom enters into forward exchange contracts to hedge foreign currency purchases. The gain or loss from remeasuring both the hedging instrument and the hedged items at fair value is recognised in the income statement.

During the year ended 30 June 2011, New Telecom recognised no gains or losses on fair value hedges during the year (30 June 2010: nil; 30 June 2009: NZ$1 million loss) and no gains or losses on hedged exposures (30 June 2010: nil; 30 June 2009: NZ$1 million gain). There has been no material ineffectiveness on fair value hedging relationships during the year.

### Net investment hedges

Net investment hedges relate to hedges of the effect of movements in forward exchange rates on certain assets held in overseas subsidiaries. The effective portion of any gain or loss on hedges of net investments in foreign operations is recognised in equity and the gain or loss relating to any ineffective portion is recognised immediately in the income statement. Gains and losses included in equity are included in the income statement when the foreign operation is disposed of or wound up. There has been no ineffectiveness on net investment hedging relationships during the year ended 30 June 2011 (30 June 2010: nil; 30 June 2009: nil).

## Note 25 Commitments

### Operating lease commitments – New Telecom as Lessee

New Telecom has entered into commercial leases on properties, network infrastructure, motor vehicles and other items of equipment. Certain leases are subject to New Telecom being able to renew or extend the lease period based on terms that would then be agreed with the lessor. There are no other significant lease terms that relate to contingent rents, purchase options or other restrictions on New Telecom.

Future minimum rental commitments for all non-cancellable operating leases are:

| YEAR ENDED 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Less than 1 year | 98 | 84 | 76 |
| Between 1 and 5 years | 246 | 248 | 252 |
| More than 5 years | 275 | 314 | 328 |
| | **619** | **646** | **656** |

### Finance Lease commitments – New Telecom as Lessee

At 30 June 2011, 2010 and 2009, New Telecom had no remaining minimum lease payments in respect of capitalised finance leases, as discussed in note 15.

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13. NEW TELECOM SPECIAL PURPOSE FINANCIAL STATEMENTS

**Note 25** Commitments *continued*

### Finance Lease receivables – New Telecom as Lessor

New Telecom has entered into commercial finance leases on a range of information and communication technology equipment for New Telecom business customers. The profile of lease payments is set out below:

| YEAR ENDED 30 JUNE | UNDISCOUNTED 2011 NZ$M | DISCOUNTED 2011 NZ$M | UNDISCOUNTED 2010 NZ$M | DISCOUNTED 2010 NZ$M | UNDISCOUNTED 2009 NZ$M | DISCOUNTED 2009 NZ$M |
|---|---|---|---|---|---|---|
| Less than 1 year | 24 | 22 | 15 | 12 | – | – |
| Between 1 and 5 years | 32 | 26 | 23 | 20 | – | – |
| More than 5 years | 1 | 1 | – | – | – | – |
| Total minimum future lease payments | 57 | 49 | 38 | 32 | – | – |
| Unguaranteed residual value | 2 | 2 | 1 | 1 | – | – |
| Gross finance lease receivable | 59 | 51 | 39 | 33 | – | – |
| Less unearned finance income | (8) | N/A | (6) | N/A | – | – |
| **Present value of minimum lease payments** | **51** | **51** | **33** | **33** | **–** | **–** |
| | | | | | | |
| Minimum lease payments – short-term | 22 | – | 12 | – | – | – |
| Minimum lease payments – long-term | 29 | – | 21 | – | – | – |
| Allowance for uncollectable lease payments | 1 | 1 | 1 | 1 | – | – |

There are no contingent rents recognised as income in the year ended 30 June 2011 (30 June 2010: nil; 30 June 2009: nil).

The interest rate inherent in the leases is fixed at the contract date for the entire lease term.

Finance lease receivable balances are secured over the equipment leased. New Telecom is not permitted to sell or repledge the collateral in the absence of a default by the lessee.

The maximum credit risk exposure for finance lease receivables is the carrying amount of the receivables. Other than the allowance for uncollectable lease payments noted above, the finance lease receivables at 30 June 2011 are neither past due or impaired.

### Other commitments

At 30 June 2011, capital expenditure relating to New Telecom amounting to NZ$54 million (30 June 2010: NZ$118 million; 30 June 2009: NZ$97 million) had been committed under contractual arrangements, with substantially all payments due within one year. The capital expenditure commitments principally relate to telecommunications network assets.

As at 30 June 2011, New Telecom had other supplier commitments of NZ$87 million, NZ$105 million and NZ$126 million for the years ending 30 June 2012, 2013 and 2014 respectively.

## Note 26 Contingencies

### Lawsuits and other claims

Where New Telecom concludes that its defence will more likely than not be successful, then such lawsuits or claims are considered a contingent liability and no provision is recognised. When it is more likely than not that New Telecom is liable and that there will be an outflow of resources to settle a lawsuit or claim, a provision is recognised, unless the amount cannot be measured reliably. There can be no assurance that such litigation will not have a material adverse effect on New Telecom's business, financial condition or results of operations.

The following cases have been lodged against Telecom, however for the purposes of these financial statements they are considered to relate to the past operations of New Telecom and are therefore presented below. Cases that are considered to relate to the past operations of New Chorus have been included in the New Chorus special purpose financial statements. All past claims have been legally claimed against Telecom and as such ultimate legal responsibility for the settlement of these claims will remain with New Telecom. New Chorus has provided New Telecom with an indemnity in respect of those claims that relate to the past operations of New Chorus. The following references to Telecom are also considered applicable to New Telecom.

312 Telecom 2011

New Zealand

In March 2004 the Commerce Commission (the ‘Commission’) issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high-speed data transmission service pricing since 1998 constituted a breach by Telecom of section 36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission sought a declaration that section 36 of the Commerce Act was breached, a pecuniary penalty, and costs. The applicable pecuniary penalty provisions were partly under the old penalty regime (maximum of NZ$5 million) and partly under the new regime (which provides for penalty of the greater of (i) NZ$10 million; or (ii) three times any commercial gain (if it can be ascertained) or 10% of the turnover). The hearing of the Commission’s claim took place in the High Court from June to August 2008.

A reserved judgment was delivered on 14 October 2009 in which the Court found that, although most of Telecom’s pricing was not anti-competitive, the pricing of two tail circuits between March 2001 and late 2004 breached section 36 of the Commerce Act. There was insufficient evidence to ascertain the scope of the breach. Telecom appealed to the Court of Appeal and the Commission cross appealed the points decided in Telecom’s favour. The penalty hearing took place in the High Court in December 2010 and a reserve judgment was delivered on 19 April 2011 ordering that Telecom pay a pecuniary penalty of NZ$12 million. Telecom has paid this penalty, but has also appealed the penalty judgment to the Court of Appeal. The liability and penalty appeal is set down to be heard in September 2011. In July 2000 the Commerce Commission issued a proceeding against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission sought a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. There was a six week trial in the Auckland High Court, which concluded on 26 September 2007. In a judgment issued on 16 April 2008 the High Court dismissed the Commission’s proceeding, holding that Telecom’s introduction of 0867 did not breach section 36 of the Commerce Act. The Commission appealed the judgment. Telecom applied to support the judgment on an additional ground. The appeal was heard in March 2009. Telecom was successful in the appeal as the Court of Appeal judgment released on 4 August 2009 dismissed the Commission’s appeal. The Commission successfully applied for leave to appeal to the Supreme Court. The Attorney General intervened on the basis that the counterfactual test should not continue to be the sole causative test under section 36. The Supreme Court hearing was held in June 2010 and the Court delivered its judgment on 1 September 2010. The Supreme Court dismissed the Commission’s appeal and ordered the Commission to pay Telecom costs of NZ$50,000. Telecom is seeking to resolve its claim for High Court costs with the Commission.

Asia Pacific Telecommunications Limited (‘APT’) issued proceedings against Telecom in relation to its audio text business. The total claim was for approximately US$17 million plus an unquantifiable inquiry into damages based on Telecom’s alleged breach of fiduciary duty. APT’s claim against Telecom was settled in April 2011. The terms of the settlement are confidential to the parties. As a result of the settlement, APT has discontinued its proceedings against Telecom.

On 2 August 2011 Telecom and Vodafone announced that they had entered a full and final settlement of the various proceedings that they had initiated in relation to the Commerce Commission’s Telecom Service Obligations (‘TSO’) determinations for FY04, FY05, FY06, FY07 and FY08. The terms of the settlement are confidential to the parties. The settlement followed the Supreme Court hearing in February 2011 of Telecom and Vodafone’s appeals in respect of the determinations for FY04, FY05 and FY06. Telecom and Vodafone have advised the Commerce Commission (the ‘Commission’) and the Supreme Court of the settlement and now await the Commission’s advice on whether the Commission wishes to proceed with its appeal, and the Supreme Court’s decision on whether it will deliver a judgment in relation to the Commission’s appeal (the Court has already indicated that it is unlikely to issue a judgment in respect of the Telecom and Vodafone appeals). Once the Supreme Court’s decision and Commission position are known, Telecom will determine how to deal with any residual issues arising from the High Court’s decision directing that the Commission re-determine the FY05 and FY06 determinations and the FY09 and FY10 determinations which are pending awaiting the outcome of the Supreme Court proceedings.

New Telecom has cross-guaranteed the following New Chorus contingent liability. In October 2010 the Commission announced the commencement of an investigation into Telecom’s alleged breach of the Operational Separation Undertakings (the obligation not to discriminate) in respect of Chorus’ provision of Sub Loop Extension Services (‘SLES’) and Telecom Wholesale’s failure to provide Unbundled Bitstream Access (‘UBA’) with Sub Loop Unbundling (‘SLU’) and SLES. On 26 May 2011, the Commission announced that it had decided to issue enforcement proceedings alleging that Telecom is likely to have discriminated in breach of the Operational Separation Undertakings by failing to provide other telecommunications service providers with UBA in conjunction with SLES, when it provided an equivalent service to its own retail business. Any enforcement proceedings could include the Commission seeking compensation on behalf of other service providers. On 19 July 2011, CallPlus Limited and Kordia Limited lodged claims with Telecom (based on contract, estoppel and the Fair Trading Act) in relation to the same matter, although they have not commenced proceedings. The quantum of the claims is stated to be NZ$65 million and NZ$74 million respectively, but the claims would overlap with any service provider compensation that may be included in enforcement proceedings issued by the Commission.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

investor.telecom.co.nz 313

13. NEW TELECOM SPECIAL PURPOSE
FINANCIAL STATEMENTS

## Note 26 Contingencies *continued*

### Other claims

Under New Zealand law and Inland Revenue Department ('IRD') practice, tax positions taken by Telecom remain subject to review and possible adjustment by the IRD, generally for a period of four years from the end of the tax year or return period in which the relevant tax return was provided. The IRD has reviewed Telecom's tax position with reference to interest income earned by Telecom subsidiaries tax resident outside of New Zealand. The IRD has taken the position (in a Notice of Proposed Adjustment ('NOPA') issued on 11 August 2011 in respect of the 2008 income year) that the income in question should be taxed as if it had been earned by a New Zealand tax resident. Telecom will be responding to the IRD NOPA by challenging the IRD position. If Telecom's position is not accepted by the IRD, amended assessments will be issued by the IRD, in which case it will be necessary for Telecom to bring proceedings before the Court seeking to have the amended assessments set aside. The amount of the tax liability contended for in the NOPA is around NZ$23 million plus penalties of approximately NZ$11 million. If the IRD is correct, Telecom would also be liable to use of money interest.

Other lawsuits, claims, investigations and inquiries have been brought, are pending or are in process against Telecom or its subsidiaries, none of which Telecom currently believes are expected to have significant effect on the financial position or profitability of New Telecom.

Telecom cannot reasonably estimate the adverse effect (if any) on Telecom or New Telecom if any of the foregoing outstanding claims or inquiries are ultimately resolved against Telecom's interests. There can be no assurance that such cases will not have a significant effect on New Telecom's business, financial condition, position, results of operations or profitability.

### Land claims

As previously stated in note 15, interests in land included in property, plant and equipment purchased from the Government may be subject to claims to the Waitangi Tribunal or deemed to be wāhi tapu and, in either case, may be resumed by the Government. Certain claims have been brought or are pending against the Government under the Treaty of Waitangi Act 1975. Some of these claims may affect land transferred to Telecom by the Government. In the event that land is resumed by the Government, there is provision for compensation to New Telecom.

### Bank guarantees

New Telecom has issued bank guarantees totalling A$13 million as at 30 June 2011 (30 June 2010: A$8 million) to guarantee rental payments of a subsidiary company. In the event of the subsidiary defaulting on these rental payments, then New Telecom has guaranteed to pay these amounts. The likelihood of any payment being made under this guarantee is low.

### Cross border lease guarantees

New Telecom has cross border leases in respect of certain telecommunication assets, which provides certain undertakings (including letters of credit) in accordance with guarantees entered into as part of the transactions. The maximum exposure under these guarantees is now assessed at NZ$29 million (30 June 2010: NZ$22 million) and the last guarantee expires in 2014.

## Note 27 Related party transactions

### Interest of directors in certain transactions

Certain directors have relevant interests in a number of companies with which New Telecom has transactions in the normal course of business. A number of New Telecom's directors are also non-executive directors of other companies. Any transactions undertaken with these entities have been entered into on an arm's length commercial basis.

Key management personnel costs are presented in note 5.

### Transactions with New Chorus

New Chorus and New Telecom did not operate as separate companies during the period, instead both entities operations were intertwined in the operations of Telecom. For this reason New Chorus and New Telecom have been classified as related parties.

During the period, New Telecom provided shared services, corporate services and data products to New Chorus.

New Telecom receives local loop, data, internet and broadband, backhaul, co-location, field services and other operating services from New Chorus.

| YEAR ENDED 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Recoveries from New Chorus | 153 | 135 | 108 |
| Expenses paid to New Chorus | (965) | (1,013) | (1,048) |
| Receivable from New Chorus | 15 | 10 | 11 |
| Payable to New Chorus | (82) | (84) | (87) |

314 Telecom 2011

## Other transactions with associate companies

New Telecom has the following transactions with associates:

- provides network operations and management services to Southern Cross in respect of its operations in New Zealand;
- makes payments to Southern Cross in connection with capacity it has purchased on Southern Cross' network;
- provides maintenance and Telecommunications services to Yahoo!Xtra New Zealand Limited; and
- provides wholesale Telecommunications services to Community Telco Australia Pty Limited.

Transactions undertaken with these entities have been entered into on an arm's length commercial basis. Balances in respect of these transactions with associate companies are set out in the table below.

| YEAR ENDED 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Revenue from associates[1] | 110 | 95 | 121 |
| Expenses paid to associates | 9 | 8 | 6 |
| Capacity acquired from associates[2] | 4 | 48 | 44 |
| Receivables from associates | 8 | 8 | 11 |

1 Includes dividends received from Southern Cross of NZ$71 million in 2011 (30 June 2010: NZ$63 million, 30 June 2009: NZ$79 million).

2 New Telecom's intangible assets includes capacity acquired from Southern Cross, with a cost of NZ$564 million (30 June 2010: NZ$560 million, 30 June 2009: NZ$512 million) and accumulated amortisation of NZ$320 million (30 June 2010: NZ$289 million, 30 June 2009: NZ$221 million).

## Note 28 Subsidiary companies

At 30 June 2011, the significant companies of the New Telecom Group and their activities were as follows:

| | COUNTRY | OWNERSHIP | PRINCIPAL ACTIVITY |
|---|---|---|---|
| TCNZ Australia Investments Pty Limited | Australia | 100% | A holding company. |
| Telecom New Zealand International Australia Pty Limited | Australia | 100% | Provides international wholesale telecommunications services. |
| Gen-i Australia Pty Limited | Australia | 100% | Provides outsourced telecommunications services. |
| AAPT Limited | Australia | 100% | Provides value-added telecommunications services. |
| PowerTel Limited | Australia | 100% | Provides wholesale telecommunications services. |
| Telecom New Zealand Finance (No.2) Limited | Bermuda | 100% | A group finance company. |
| TCNZ (Bermuda) Limited | Bermuda | 100% | A holding company. |
| Telecom Southern Cross Finance Limited | Bermuda | 100% | A group finance company. |
| Telecom Cook Islands Limited | Cook Islands | 60% | Provides telecommunications services in the Cook Islands. |
| Telecom New Zealand Limited | New Zealand | 100% | Provides local, national, and international telephone and data services. |
| Telecom Mobile Limited | New Zealand | 100% | Provides mobile telecommunications services. |
| Xtra Limited | New Zealand | 100% | Internet service provider. |
| Telecom Retail Holdings Limited | New Zealand | 100% | Retailer of telecommunications products and services. |
| Telecom IP Limited | New Zealand | 100% | Owns group intellectual property. |
| TCNZ Finance Limited | New Zealand | 100% | A group finance company. |
| Easycall Limited | New Zealand | 100% | A group finance company. |
| Telecom Southern Cross Limited | New Zealand | 100% | A holding company. |
| Telecom New Zealand UK Limited | United Kingdom | 100% | Provides international wholesale telecommunications services. |
| Telecom New Zealand USA Limited | United States | 100% | Provides international wholesale telecommunications services. |

The year end of all significant subsidiaries is 30 June.

investor.telecom.co.nz 315

13. NEW TELECOM SPECIAL PURPOSE FINANCIAL STATEMENTS

## Note 29 Reconciliation of net (loss)/earnings to net cash flows from operating activities

| YEAR ENDED 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Net (loss)/earnings for the year | (110) | 19 | (26) |
| Adjustments to reconcile net (loss)/earnings to net cash flows from operating activities | | | |
| Non-cash revenue from New Chorus | (153) | (135) | (108) |
| Non-cash expenses to New Chorus | 965 | 1,013 | 1,048 |
| Depreciation | 501 | 553 | 494 |
| Amortisation | 283 | 271 | 232 |
| Bad and doubtful accounts | 21 | 22 | 29 |
| Deferred income tax | (40) | 84 | 30 |
| Share of associates' net (profits)/losses | – | (1) | 1 |
| Asset impairments | 215 | – | 121 |
| Other | (8) | (8) | (54) |
| Changes in assets and liabilities net of effects of non-cash and investing and financing activities | | | |
| Decrease/(increase) in accounts receivable and related items | (26) | 66 | 95 |
| Decrease/(increase) in inventories | – | 36 | (41) |
| Decrease in current taxation | 12 | (2) | 61 |
| Increase/(decrease) in accounts payable and related items | (85) | 64 | (46) |
| **Net cash flows from operating activities** | **1,575** | **1,982** | **1,836** |

## Note 30 Imputation credit account

Dividends paid by New Zealand resident companies may include imputation credits representing the taxation already paid by Telecom on the profits distributed. New Zealand resident shareholders may claim a tax credit equal to the value of the imputation credits attached to dividends. Overseas shareholders in general are not entitled to claim the benefit of any imputation credits. Overseas shareholders may benefit from supplementary dividends.

The movements in the Telecom imputation credit accounts are detailed below:

| YEAR ENDED 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Balance at 1 July | (3) | (5) | (34) |
| New Zealand income tax paid | (91) | 1 | (29) |
| Imputation credits attached to dividends paid | 60 | 1 | 58 |
| **Balance at 30 June** | **(34)** | **(3)** | **(5)** |

## Note 31 Significant events after balance date

On 8 June 2011, Telecom announced the sale of the Gen-i Software Solutions business to Infosys for NZ$5 million and the sale process completed in July 2011. The Software Solutions business had revenue in 2011 of NZ$13 million.

On 18 August 2011, the Board of Directors of Telecom approved the payment of a fourth quarter dividend of NZ$144 million, representing 7.5 cents per share and a special dividend of NZ$38 million, representing 2.0 cents per share. The dividend has been fully imputed (at a ratio of 28/72) in line with the corporate income tax rate. In addition, supplementary dividends totalling approximately NZ$19 million and NZ$5 million respectively will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 2007, Telecom will receive a tax credit from the IRD equivalent to the amount of supplementary dividends paid. The dividend payment dates will be 16 September 2011 for shares on the New Zealand and Australian Stock Exchanges and 23 September 2011 for shares on the New York Stock Exchange.

316 Telecom 2011

## **Note 32** Acquisitions

During the year ended 30 June 2011 Gen-i acquired the assets of Computer Group Hawkes Bay Limited, the Gen-i franchise group that operated in the Hawke's Bay region. Total consideration and net assets acquired were less than NZ$1 million.

There were no acquisitions during the year ended 30 June 2010.

During the year ended 30 June 2009, Telecom acquired the business of Real Time Computing for NZ$6 million in cash. Real Time Computing was the Gen-i franchise operating in the Manawatu, Wanganui and Taranaki markets. This gave rise to NZ$6 million of goodwill.

## **Note 33** Reconciliation of New Telecom special purpose financial statements to Telecom Group general purpose financial statements

The following reconciliations establish how the New Telecom special purpose income statement, statement of financial position and statement of cash flows have been derived from the audited general purpose Telecom financial statements.

The balance from the audited general purpose Telecom financial statements are extracted directly. The 'internal' adjustments then reflect the reinstatement of the trading between New Telecom and New Chorus that is eliminated on consolidation in the preparation of the general purpose Telecom financial statements. The New Chorus balances are then removed to leave New Telecom.

### Income statement

| YEAR ENDED 30 JUNE 2011<br>(DOLLARS IN MILLIONS) | TELECOM NZ$M | INTERNAL NZ$M | NEW CHORUS NZ$M | NEW TELECOM NZ$M |
|---|---|---|---|---|
| Operating revenues and other gains | | | | |
| Local service | 981 | 524 | (550) | 955 |
| Calling | 928 | – | – | 928 |
| Interconnection | 195 | – | – | 195 |
| Mobile | 825 | – | – | 825 |
| Data | 592 | 56 | (73) | 575 |
| Broadband and internet | 581 | 143 | (237) | 487 |
| IT services | 561 | – | – | 561 |
| Resale | 235 | – | – | 235 |
| Other operating revenues | 179 | 262 | (273) | 168 |
| Other gains | 45 | – | – | 45 |
| | **5,122** | **985** | **(1,133)** | **4,974** |
| Operating expenses | | | | |
| Labour | (869) | – | 43 | (826) |
| Intercarrier costs | (939) | (617) | – | (1,556) |
| Other operating expenses | (1,495) | (368) | 381 | (1,482) |
| Other expenses | (71) | – | 28 | (43) |
| Asset impairments | (257) | – | 42 | (215) |
| Depreciation | (733) | – | 232 | (501) |
| Amortisation | (294) | – | 11 | (283) |
| | **(4,658)** | **(985)** | **737** | **(4,906)** |
| Finance income | 15 | – | – | 15 |
| Finance expense | (203) | – | – | (203) |
| Share of associates' net profits | 1 | – | – | 1 |
| | **(187)** | **–** | **–** | **(187)** |
| **Net earnings/(loss) before income tax** | **277** | **–** | **(396)** | **(119)** |
| Income tax expense | (111) | – | 120 | 9 |
| **Net earnings/(loss) for the year** | **166** | **–** | **(276)** | **(110)** |

investor.telecom.co.nz 317

13. NEW TELECOM SPECIAL PURPOSE FINANCIAL STATEMENTS

**Note 33** Reconciliation of New Telecom special purpose financial statements to Telecom Group general purpose financial statements *continued*

## Statement of financial position

| AS AT 30 JUNE 2011<br>(DOLLARS IN MILLIONS) | TELECOM NZ$M | INTERNAL NZ$M | NEW CHORUS NZ$M | NEW TELECOM NZ$M |
|---|---|---|---|---|
| **Current assets:** | | | | |
| Cash | 324 | – | – | 324 |
| Collateral funds | 110 | – | – | 110 |
| Short-term derivative assets | 2 | – | – | 2 |
| Receivables and prepayments | 701 | 100 | (122) | 679 |
| Taxation recoverable | – | 3 | – | 3 |
| Inventories | 60 | – | – | 60 |
| **Total current assets** | 1,197 | 103 | (122) | 1,178 |
| **Non-current assets:** | | | | |
| Long-term investments | 125 | – | – | 125 |
| Long-term receivables | 44 | – | – | 44 |
| Long-term derivative assets | 40 | – | – | 40 |
| Intangible assets | 1,094 | – | (120) | 974 |
| Property, plant and equipment | 3,892 | – | (1,961) | 1,931 |
| **Total non-current assets** | 5,195 | – | (2,081) | 3,114 |
| **Total assets** | 6,392 | 103 | (2,203) | 4,292 |
| **Current liabilities:** | | | | |
| Accounts payable and accruals | 991 | 100 | (106) | 985 |
| Taxation payable | 31 | 3 | (34) | – |
| Short-term derivative liabilities | 333 | – | (4) | 329 |
| Short-term provisions | 38 | – | (12) | 26 |
| Debt due within one year | 397 | – | – | 397 |
| **Total current liabilities** | 1,790 | 103 | (156) | 1,737 |
| **Non-current liabilities:** | | | | |
| Deferred tax liabilities | 226 | – | (126) | 100 |
| Long-term derivative liabilities | 330 | – | – | 330 |
| Long-term provisions | 35 | – | – | 35 |
| Long-term debt | 1,700 | – | – | 1,700 |
| **Total non-current liabilities** | 2,291 | – | (126) | 2,165 |
| **Total liabilities** | **4,081** | **103** | **(282)** | **3,902** |
| **Equity:** | | | | |
| Invested capital attributable to equity holders | 2,306 | – | (1,921) | 385 |
| Non-controlling interest | 5 | – | – | 5 |
| **Total equity** | **2,311** | **–** | **(1,921)** | **390** |
| **Total liabilities and equity** | **6,392** | **103** | **(2,203)** | **4,292** |

318 Telecom 2011

Statement of cash flows

YEAR ENDED 30 JUNE 2011 NEW NEW

TELECOM INTERNAL CHORUS TELECOM

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Cash flows from operating activities

Cash was provided from/(applied to):

Cash received from customers 5,008 – (167) 4,841

Interest income 15 – – 15

Dividend income 71 – – 71

Payments to suppliers and employees (3,421) – 285 (3,136)

Income tax refunded/(paid) (127) – 108 (19)

Interest paid on debt (197) – – (197)

Net cash flows from operating activities 1,349 – 226 1,575

Cash flows from investing activities

Cash was provided from/(applied to):

Sale of property, plant and equipment 3 – – 3

Sale of business 76 – – 76

Sale of and proceeds from long-term investments 107 – – 107

Purchase of property, plant and equipment and intangibles (1,005) – 373 (632)

Capitalised interest paid (16) – – (16)

Net cash flows from investing activities (835) – 373 (462)

Cash flows from financing activities

Cash was provided from/(applied to):

Settlement of derivatives (11) – – (11)

Repayment of long-term debt (21) – – (21)

Increase in collateral funds (89) – – (89)

Proceeds from/(repayment of) short-term debt (86) – – (86)

Movement in invested capital – – (599) (599)

Dividends paid (313) – – (313)

Net cash flows from financing activities (520) – (599) (1,119)

Net cash flow (6) – – (6)

Opening cash position 339 – – 339

Foreign exchange movements (9) – – (9)

Closing cash position 324 – – 324

investor.telecom.co.nz 319

13. NEW TELECOM SPECIAL PURPOSE
FINANCIAL STATEMENTS

**Note 33** Reconciliation of New Telecom special purpose financial statements to Telecom Group general purpose financial statements *continued*

## Income statement

| YEAR ENDED 30 JUNE 2010<br>(DOLLARS IN MILLIONS) | TELECOM NZ$M | INTERNAL NZ$M | NEW CHORUS NZ$M | NEW TELECOM NZ$M |
|---|---|---|---|---|
| Operating revenues and other gains | | | | |
| Local service | 1,026 | 540 | (562) | 1,004 |
| Calling | 1,003 | – | – | 1,003 |
| Interconnection | 178 | – | – | 178 |
| Mobile | 826 | – | – | 826 |
| Data | 638 | 72 | (84) | 626 |
| Broadband and internet | 594 | 159 | (242) | 511 |
| IT services | 486 | – | – | 486 |
| Resale | 278 | – | – | 278 |
| Other operating revenues | 215 | 260 | (264) | 211 |
| Other gains | 27 | – | – | 27 |
| | **5,271** | **1,031** | **(1,152)** | **5,150** |
| Operating expenses | | | | |
| Labour | (893) | – | 43 | (850) |
| Intercarrier costs | (957) | (635) | – | (1,592) |
| Other operating expenses | (1,657) | (396) | 364 | (1,689) |
| Depreciation | (757) | – | 204 | (553) |
| Amortisation | (275) | – | 4 | (271) |
| | **(4,539)** | **(1,031)** | **615** | **(4,955)** |
| Finance income | 22 | – | – | 22 |
| Finance expense | (202) | – | – | (202) |
| Share of associates' net profits | 1 | – | – | 1 |
| | **(179)** | **–** | **–** | **(179)** |
| **Net earnings before income tax** | **553** | – | **(537)** | **16** |
| Income tax expense | (171) | – | 174 | 3 |
| **Net earnings for the year** | **382** | **–** | **(363)** | **19** |

320 Telecom 2011

## Statement of financial position

AS AT 30 JUNE 2010

(DOLLARS IN MILLIONS)

| | TELECOM NZ$M | INTERNAL NZ$M | NEW CHORUS NZ$M | NEW TELECOM NZ$M |
|---|---|---|---|---|
| **Current assets:** | | | | |
| Cash | 339 | – | – | 339 |
| Collateral funds | 21 | – | – | 21 |
| Short-term derivative assets | 4 | – | – | 4 |
| Receivables and prepayments | 702 | 103 | (123) | 682 |
| Taxation recoverable | – | – | – | – |
| Inventories | 61 | – | – | 61 |
| **Total current assets** | 1,127 | 103 | (123) | 1,107 |
| **Non-current assets:** | | | | |
| Long-term investments | 276 | – | – | 276 |
| Long-term receivables | 31 | – | – | 31 |
| Long-term derivative assets | 51 | – | – | 51 |
| Intangible assets | 1,314 | – | (91) | 1,223 |
| Property, plant and equipment | 4,066 | – | (1,905) | 2,161 |
| **Total non-current assets** | 5,738 | – | (1,996) | 3,742 |
| **Total assets** | **6,865** | **103** | **(2,119)** | **4,849** |
| **Current liabilities:** | | | | |
| Accounts payable and accruals | 1,171 | 102 | (105) | 1,168 |
| Taxation payable | 15 | 1 | (15) | 1 |
| Short-term derivative liabilities | 22 | – | – | 22 |
| Short-term provisions | 19 | – | (1) | 18 |
| Debt due within one year | 184 | – | – | 184 |
| **Total current liabilities** | 1,411 | 103 | (121) | 1,393 |
| **Non-current liabilities:** | | | | |
| Deferred tax liabilities | 285 | – | (133) | 152 |
| Long-term derivative liabilities | 440 | – | – | 440 |
| Long-term provisions | 47 | – | – | 47 |
| Long-term debt | 2,137 | – | – | 2,137 |
| **Total non-current liabilities** | 2,909 | – | (133) | 2,776 |
| **Total liabilities** | **4,320** | **103** | **(254)** | **4,169** |
| **Equity:** | | | | |
| Invested capital attributable to equity holders | 2,539 | – | (1,865) | 674 |
| Non-controlling interest | 6 | – | – | 6 |
| **Total equity** | **2,545** | **–** | **(1,865)** | **680** |
| **Total liabilities and equity** | **6,865** | **103** | **(2,119)** | **4,849** |

investor.telecom.co.nz

321

13. NEW TELECOM SPECIAL PURPOSE FINANCIAL STATEMENTS

Note 33 Reconciliation of New Telecom special purpose financial statements to Telecom Group general purpose financial statements continued

Statement of cash flows

YEAR ENDED 30 JUNE 2010

(DOLLARS IN MILLIONS) TELECOM NZ$M INTERNAL NZ$M NEW CHORUS NZ$M NEW TELECOM NZ$M

Cash flows from operating activities

Cash was provided from/(applied to):

Cash received from customers 5,257 – (129) 5,128

Interest income 21 – – 21

Dividend income 66 – – 66

Payments to suppliers and employees (3,389) – 265 (3,124)

Income tax refunded/(paid) 1 – 85 86

Interest paid on debt (195) – – (195)

Net cash flows from operating activities 1,761 – 221 1,982

Cash flows from investing activities

Cash was provided from/(applied to):

Sale of property, plant and equipment 3 – – 3

Sale of business – – – –

Sale of and proceeds from long-term investments 6 – – 6

Purchase of property, plant and equipment and intangibles (1,080) – 304 (776)

Capitalised interest paid (20) – – (20)

Net cash flows from investing activities (1,091) – 304 (787)

Cash flows from financing activities

Cash was provided from/(applied to):

Settlement of derivatives (22) – – (22)

Repayment of long-term debt (15) – – (15)

Increase in collateral funds (21) – – (21)

Proceeds from/(repayment of) short-term debt (191) – – (191)

Movement in invested capital – – (525) (525)

Dividends paid (327) – – (327)

Net cash flows from financing activities (576) – (525) (1,101)

Net cash flow 94 – – 94

Opening cash position 261 – – 261

Foreign exchange movements (16) – – (16)

Closing cash position 339 – – 339

322 Telecom 2011

## Income statement

YEAR ENDED 30 JUNE 2009

| (DOLLARS IN MILLIONS) | TELECOM NZ$M | INTERNAL NZ$M | NEW CHORUS NZ$M | NEW TELECOM NZ$M |
|---|---|---|---|---|
| Operating revenues and other gains | | | | |
| Local service | 1,053 | 573 | (587) | 1,039 |
| Calling | 1,239 | – | – | 1,239 |
| Interconnection | 177 | – | – | 177 |
| Mobile | 822 | – | – | 822 |
| Data | 644 | 78 | (88) | 634 |
| Broadband and internet | 610 | 149 | (224) | 535 |
| IT services | 516 | – | – | 516 |
| Resale | 337 | – | – | 337 |
| Other operating revenues | 228 | 268 | (265) | 231 |
| Other gains | 12 | – | – | 12 |
| | **5,638** | **1,068** | **(1,164)** | **5,542** |
| Operating expenses | | | | |
| Labour | (909) | – | 41 | (868) |
| Intercarrier costs | (1,239) | (608) | – | (1,847) |
| Other operating expenses | (1,710) | (460) | 324 | (1,846) |
| Other expenses | – | – | – | – |
| Asset impairment | (101) | – | – | (101) |
| Depreciation | (683) | – | 189 | (494) |
| Amortisation | (234) | – | 2 | (232) |
| | **(4,876)** | **(1,068)** | **556** | **(5,388)** |
| Finance income | 41 | – | – | 41 |
| Finance expense | (242) | – | – | (242) |
| Share of associates' net losses | (1) | – | – | (1) |
| | **(202)** | **–** | **–** | **(202)** |
| **Net earnings/(loss) before income tax** | **560** | **–** | **(608)** | **(48)** |
| Income tax expense | (160) | – | 182 | 22 |
| **Net earnings/(loss) for the year** | **400** | **–** | **(426)** | **(26)** |

investor.telecom.co.nz 323

13. NEW TELECOM SPECIAL PURPOSE
FINANCIAL STATEMENTS

**Note 33** Reconciliation of New Telecom special purpose financial statements to Telecom Group general purpose financial statements *continued*

## Statement of financial position

| AS AT 30 JUNE 2009<br>(DOLLARS IN MILLIONS) | TELECOM NZ$M | INTERNAL NZ$M | NEW CHORUS NZ$M | NEW TELECOM NZ$M |
|---|---|---|---|---|
| **Current assets:** | | | | |
| Cash | 261 | – | – | 261 |
| Short-term derivative assets | 2 | – | – | 2 |
| Receivables and prepayments | 781 | 100 | (116) | 765 |
| Taxation recoverable | 47 | 7 | (54) | – |
| Inventories | 97 | – | – | 97 |
| **Total current assets** | 1,188 | 107 | (170) | 1,125 |
| **Non-current assets:** | | | | |
| Long-term investments | 267 | – | – | 267 |
| Long-term receivables | – | – | – | – |
| Long-term derivative assets | 69 | – | – | 69 |
| Intangible assets | 1,220 | (57) | (71) | 1,092 |
| Property, plant and equipment | 4,021 | 57 | (1,800) | 2,278 |
| **Total non-current assets** | 5,577 | – | (1,871) | 3,706 |
| **Total assets** | **6,765** | **107** | **(2,041)** | **4,831** |
| **Current liabilities:** | | | | |
| Accounts payable and accruals | 1,021 | 100 | (67) | 1,054 |
| Taxation payable | – | 7 | – | 7 |
| Short-term derivative liabilities | 43 | – | (2) | 41 |
| Short-term provisions | 34 | – | (2) | 32 |
| Debt due within one year | 385 | – | – | 385 |
| **Total current liabilities** | 1,483 | 107 | (71) | 1,519 |
| **Non-current liabilities:** | | | | |
| Deferred tax liabilities | 186 | – | (113) | 73 |
| Long-term derivative liabilities | 343 | – | – | 343 |
| Long-term provisions | 27 | – | – | 27 |
| Long-term debt | 2,281 | – | – | 2,281 |
| **Total non-current liabilities** | 2,837 | – | (113) | 2,724 |
| **Total liabilities** | **4,320** | **107** | **(184)** | **4,243** |
| **Equity:** | | | | |
| Invested capital attributable to equity holders | 2,440 | – | (1,857) | 583 |
| Non-controlling interest | 5 | – | – | 5 |
| **Total equity** | **2,445** | **–** | **(1,857)** | **588** |
| **Total liabilities and equity** | **6,765** | **107** | **(2,041)** | **4,831** |

324 Telecom 2011

Statement of cash flows

YEAR ENDED 30 JUNE 2009

(DOLLARS IN MILLIONS) TELECOM NZ$M INTERNAL NZ$M NEW CHORUS NZ$M NEW TELECOM NZ$M

Cash flows from operating activities

Cash was provided from/(applied to):

Cash received from customers 5,652 – (123) 5,529

Interest income 36 – – 36

Dividend income 82 – – 82

Payments to suppliers and employees (3,966) – 255 (3,711)

Income tax refunded/(paid) (40) – 153 113

Interest paid on debt (213) – – (213)

Net cash flows from operating activities 1,551 – 285 1,836

Cash flows from investing activities

Cash was provided from/(applied to):

Sale of property, plant and equipment 17 – – 17

Purchase of subsidiary companies (6) – – (6)

Sale of and proceeds from long-term investments 2 – – 2

Purchase of property, plant and equipment and intangibles (1,277) – 333 (944)

Capitalised interest paid (18) – – (18)

Net cash flows from investing activities (1,282) – 333 (949)

Cash flows from financing activities

Cash was provided from/(applied to):

Proceeds from long-term debt 400 – – 400

Settlement of derivatives (77) – – (77)

Repayment of long-term debt (744) – – (744)

Proceeds from/(repayment of) short-term debt (39) – – (39)

Movement in invested capital – – (618) (618)

Dividends paid (420) – – (420)

Net cash flows from financing activities (880) – (618) (1,498)

Net cash flow (611) – – (611)

Opening cash position 779 – – 779

Foreign exchange movements 93 – – 93

Closing cash position 261 – – 261

investor.telecom.co.nz 325

13. NEW CHORUS SPECIAL PURPOSE FINANCIAL STATEMENTS

Independent auditors’ report on the New Chorus special purpose financial statements

KPMG

KPMG Centre

18 Viaduct Harbour Avenue P.O. Box 1584 Auckland New Zealand

Telephone +64 (9) 367 5800

Fax +64 (9) 367 5875

Internet www.kpmg.com/nz

To the Directors and Proposed Directors of Telecom Corporation of New Zealand Limited and the Directors and Proposed Directors of Chorus Limited (together “the Directors”)

Introduction

KPMG have been engaged by Telecom Corporation of New Zealand Limited and its subsidiaries (“Telecom” or “the Telecom Group”) to prepare this report for inclusion in the Scheme Booklet to be dated on or about 13 September 2011 (“Scheme Booklet”), and to be issued by Telecom, in respect of the proposed demerger of New Chorus from Telecom.

Expressions defined in the Scheme Booklet have the same meaning in this report.

Audit of New Chorus Special Purpose Financial Statements

We have audited the accompanying special purpose financial statements of New Chorus on pages 328 to 363 (“the New Chorus special purpose financial statements”). The New Chorus special purpose financial statements comprise the statements of financial position as at 30 June 2011, 2010 & 2009 and the income statements and statements of comprehensive income, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information. The New Chorus special purpose financial statements have been prepared in accordance with the basis of preparation set out in Note 1.

Directors’ Responsibility for the New Chorus Special Purpose Financial Statements

The Directors are responsible for the preparation of the New Chorus special purpose financial statements, in accordance with the basis of preparation set out in Note 1. The New Chorus special purpose financial statements contain an aggregation of financial information relating to New Chorus and have been prepared from the books and records maintained by the Telecom Group. The Directors are also responsible for determining the acceptability of the basis of accounting, and for such internal control as the Directors determine is necessary to enable the preparation of special purpose financial statements that are free from material misstatement whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the New Chorus special purpose financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing (New Zealand). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the New Chorus special purpose financial statements are free from material misstatement.

©2011 KPMG, a New Zealand partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

326 Telecom 2011

KPMG

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the New Chorus special purpose financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the New Chorus special purpose financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to New Chorus’ preparation of the New Chorus special purpose financial statements in order to design audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of New Chorus’ internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates, as well as evaluating the presentation of the special purpose financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG are the auditors of the Telecom Group, and have also provided assurance services to the Telecom Group in relation to regulatory and other legislative requirements, including the structural separation of Telecom, and certain other assurance services. The firm, partners and employees of the firm also deal with Telecom on normal terms within the ordinary course of trading activities of the business of the Telecom Group. The firm has no interest in the outcome of the proposed scheme of arrangement, or any other relationship with, or interest in, the Telecom Group.

Opinion

In our opinion the New Chorus special purpose financial statements on pages 328 to 363 present fairly, in all material respects, the financial position of New Chorus as at 30 June 2011, 2010 & 2009 and its financial performance and its cash flows for the years then ended, in accordance with the basis of preparation set out in Note 1 of the New Chorus special purpose financial statements.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the New Chorus special purpose financial statements. The New Chorus special purpose financial statements present aggregated financial information of the New Chorus business activities of the Telecom Group. In preparing the New Chorus special purpose financial statements, corporate and shared overhead costs, other costs such as depreciation, interest expense and income taxes and the associated period end balances of the Telecom Group have been allocated by the Directors to New Chorus using the method of allocation described in Note 1 to the New Chorus special purpose financial statements. The New Chorus special purpose financial statements may not necessarily be indicative of the financial performance that would have been achieved if New Chorus had operated as an independent entity, nor may they be indicative of the results of operations of New Chorus for any future period.

KPMG

26 August 2011 Auckland

investor.telecom.co.nz 327

13. NEW CHORUS SPECIAL PURPOSE FINANCIAL STATEMENTS

# New Chorus special purpose financial statements

## Income statement

For the years ended 30 June 2011, 2010 and 2009

| YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS) | NOTES | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|---|
| Operating revenues | | | | |
| Local service | | 550 | 562 | 587 |
| Data | | 73 | 84 | 88 |
| Broadband and internet | | 237 | 242 | 224 |
| Other operating revenues | 3 | 273 | 264 | 265 |
| | | **1,133** | **1,152** | **1,164** |
| Operating expenses | | | | |
| Labour | | (43) | (43) | (41) |
| Other operating expenses | 4 | (381) | (364) | (324) |
| Other expenses | 5 | (28) | – | – |
| Asset impairments | 5 | (42) | – | – |
| Depreciation | 10 | (232) | (204) | (189) |
| Amortisation | 9 | (11) | (4) | (2) |
| | | **(737)** | **(615)** | **(556)** |
| **Net earnings before income tax** | | **396** | **537** | **608** |
| Income tax expense | 6 | (120) | (174) | (182) |
| **Net earnings for the year** | | **276** | **363** | **426** |
| **Earnings per share (in NZ$)** | 7 | | | |
| Basic net earnings per share | | 0.72 | 0.96 | 1.16 |
| Diluted net earnings per share | | 0.72 | 0.96 | 1.16 |
| Weighted average number of ordinary shares outstanding (in millions) | | 385 | 378 | 367 |

See accompanying notes to these special purpose financial statements.

328 Telecom 2011

Statement of comprehensive income

For the years ended 30 June 2011, 2010 and 2009

YEAR ENDED 30 JUNE

(DOLLARS IN MILLIONS) NOTE 2011 NZ$M 2010 NZ$M 2009 NZ$M

Net earnings for the year 276 363 426

Other comprehensive income1

Cash flow hedges (3) 1 (3)

Other comprehensive (loss)/income for the year 6 (3) 1 (3)

Total comprehensive income for the year 273 364 423

1 Other comprehensive income components are shown net of tax, with the differences between gross and net detailed in note 6.

See accompanying notes to these special purpose financial statements.

Statement of changes in invested capital

For the years ended 30 June 2011, 2010 and 2009

YEAR ENDED 30 JUNE

(DOLLARS IN MILLIONS) NOTE 2011 NZ$M 2010 NZ$M 2009 NZ$M

Balance at 1 July 1,865 1,857 1,754

Net earnings for the year 276 363 426

Other comprehensive (loss)/income for the year1 (3) 1 (3)

Total comprehensive income for the year 273 364 423

Contributions by and distributions to owners:

Movement in invested capital 1 (217) (356) (320)

Total transactions with owners (217) (356) (320)

Balance at 30 June 1,921 1,865 1,857

1 Other comprehensive income components are shown net of tax, with the differences between gross and net detailed in note 6.

See accompanying notes to these special purpose financial statements.

investor.telecom.co.nz 329

13. NEW CHORUS SPECIAL PURPOSE FINANCIAL STATEMENTS

Statement of financial position

As at 30 June 2011, 2010 and 2009

AS AT 30 JUNE

(DOLLARS IN MILLIONS) NOTES 2011 NZ$M 2010 NZ$M 2009 NZ$M

Current assets:

Receivables and prepayments 8 122 123 116

Taxation recoverable – – 54

Total current assets 122 123 170

Non-current assets:

Intangible assets 9 120 91 71

Property, plant and equipment 10 1,961 1,905 1,800

Total non-current assets 2,081 1,996 1,871

Total assets 2,203 2,119 2,041

Current liabilities:

Accounts payable and accruals 11 106 105 67

Short-term derivative liabilities 12 4 – 2

Short-term provisions 13 12 1 2

Taxation payable 34 15 –

Total current liabilities 156 121 71

Non-current liabilities:

Deferred tax liabilities 14 126 133 113

Total non-current liabilities 126 133 113

Total liabilities 282 254 184

Invested capital 1 1,921 1,865 1,857

Total liabilities and invested capital 2,203 2,119 2,041

See accompanying notes to these special purpose financial statements

On behalf of the Board

WAYNE BOYD, Chairman

Authorised for issue on 26 August 2011

PAUL REYNOLDS, Chief Executive Officer

330 Telecom 2011

Statement of cash flows

For the years ended 30 June 2011, 2010 and 2009

YEAR ENDED 30 JUNE

(DOLLARS IN MILLIONS) NOTES 2011 NZ$M 2010 NZ$M 2009 NZ$M

Cash flows from operating activities

Cash was provided from/(applied to):

Cash received from customers 1 167 129 123

Payments to suppliers and employees 1 (285) (265) (255)

Income tax paid (108) (85) (153)

Net cash flows from operating activities 21 (226) (221) (285)

Cash flows from investing activities

Cash was provided from/(applied to):

Purchase of property, plant and equipment and intangibles (373) (304) (333)

Net cash flows from investing activities (373) (304) (333)

Cash flows from financing activities

Cash was provided from/(applied to):

Movement in invested capital 1 599 525 618

Net cash flows from financing activities 599 525 618

Net cash flow – – –

Opening cash position – – –

Closing cash position – – –

See accompanying notes to these special purpose financial statements

investor.telecom.co.nz 331

13. NEW CHORUS SPECIAL PURPOSE FINANCIAL STATEMENTS

Notes to these special purpose financial statements

Note 1 Statement of accounting policies

Reporting entity

On 24 May 2011 Crown Fibre Holdings Limited announced Chorus, the network business of Telecom Corporation of New Zealand Limited (‘Telecom’ or ‘Telecom Group’) would be the Crown’s Ultra Fast Broadband (‘UFB’) cornerstone provider in 24 regions, representing around 70% of the UFB coverage area. The agreement is predicated on the structural separation of Telecom which is proposed to take place through a Demerger of the Chorus business, together with certain activities performed by Telecom Wholesale (which together contain the New Zealand network assets and related network business) into a new and entirely standalone group (‘New Chorus’ or the ‘New Chorus Group’). For clarity, the group of entities which comprise the remaining assets and businesses of Telecom are referred to as the New Telecom group of companies (‘New Telecom’ or ‘New Telecom Group’).

The Demerger transaction requires approval by no less than 75% of votes cast by Telecom shareholders at a shareholder’s meeting convened to consider the Demerger proposal, and for the scheme of arrangement by which the Demerger will be effected to be approved by the High Court. If the Demerger were to occur, it would result in the issue to Telecom’s shareholders of shares in New Chorus.

These special purpose financial statements have been extracted from the audited general purpose financial statements of the Telecom Group for the three years ended 30 June 2011, 2010 and 2009 and represent the financial record of the business that is expected to be held by New Chorus on Demerger. They are not representative of how New Chorus would have performed had it operated as a separate entity and are not indicative of New Chorus’ future performance.

Basis of preparation

These special purpose financial statements of the New Chorus Group comprise the special purpose statements of financial position as at 30 June 2011, 2010 and 2009 and the special purpose income statements and special purpose statements of comprehensive income, changes in invested capital and cash flows for the years then ended, together with a summary of significant accounting policies and other explanatory information (the ‘New Chorus special purpose financial statements’).

The New Chorus special purpose financial statements represent the financial record of the business that is expected to be held by New Chorus on Demerger. The New Chorus special purpose financial statements were extracted from the audited general purpose financial statements of the Telecom Group prepared in accordance with New Zealand equivalents to International Financial Reporting Standards (‘NZ IFRS’) and International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board for the years ended 30 June 2011, 2010 and 2009.

NZ IFRS and IFRS does not provide for the preparation of extracted financial information. Accordingly, the New Chorus special purpose financial statements are not intended to and do not comply with NZ IFRS or IFRS. The New Chorus special purpose financial statements have been prepared using the recognition and measurement principles of IFRS except for the allocation and disclosure matters described below.

Allocation principles applied

In preparing the New Chorus special purpose financial statements, the accounting policies, accounting estimates and valuation judgements which formed the basis of preparation of the audited general purpose financial statements of the Telecom Group have been applied, and no adjustments have been made to the historical record as presented in Telecom Group’s financial statements. No adjustments have been made for subsequent events that have occurred post the original date of issue of the Telecom Group audited general purpose financial statements. Where transactions or balances are not accounted for within those financial statements in a manner which clearly attributes them to New Chorus, an amount has been allocated to New Chorus as outlined below. The application of these principles involves the use of estimates and judgements.

The following allocation principles have been applied in preparing the New Chorus special purpose financial statements:

• Trading with New Telecom that was previously regarded as internal to the Telecom Group and eliminated on consolidation of the Telecom Group (for example sales by New Chorus to New Telecom and costs recharged by New Telecom to New Chorus) has been reclassified as external and disclosed as related party transactions in note 19.

• Trading with external counterparties recorded by Telecom on behalf of New Chorus (for example GST, payroll and certain common suppliers) has been recognised as third party transactions. The associated period end balances have been recognised as an element of external debtors or creditors.

• Telecom Group operates a central cash account and cash flows relating to centrally settled income and expenditure are allocated to New Chorus to the extent that the related transactions and balances are allocated to New Chorus. No cash flows are allocated to New Chorus in respect of transactions between New Telecom and New Chorus as they were not settled in cash.

• Tax expense has been allocated to New Chorus to reflect the proportion of the overall Telecom Group tax expense attributable to New Chorus, recomputed on the basis of the results of New Chorus.

332 Telecom 2011

• None of Telecom Group’s external debt, derivatives, finance costs or cash flows associated with that debt has been allocated to New Chorus. Historically New Chorus has been funded via equity advances from Telecom which has been presented as invested capital in the New Chorus special purpose financial statements.

• Assets of the Telecom Group not historically accounted for in a manner which clearly attributes the asset to either New Telecom or New Chorus have been allocated to New Telecom. To the extent that New Chorus utilises an asset of this nature, an expense has been allocated to New Chorus on the basis of its usage of the asset.

The purpose of the allocation of transactions and balances to New Chorus is to attribute an appropriate element of the overall Telecom Group historical record to New Chorus. As a consequence, the position shown may not be that which might have existed if New Chorus had been a stand-alone business and may not be representative of the position which may prevail after Demerger.

Disclosures

Non trading balances with the New Telecom Group

At Demerger, New Chorus will not be required to repay, or entitled to receive, non trading amounts due to or from the New Telecom Group. For this reason, these amounts have been included in New Chorus’ invested capital, rather than being treated as assets or liabilities.

Earnings per share

The weighted average number of ordinary shares outstanding used to calculate earnings per share are based on the number of shares expected on the listing day of New Chorus ordinary shares. One New Chorus ordinary share is expected to be listed for every five Telecom ordinary shares outstanding. Therefore the most appropriate denominator on which to compute earnings per share for New Chorus is one fifth of the number of shares used by Telecom in calculating earnings per share.

Share capital and reserves

New Chorus has not in the past been formed as a separate legal entity and therefore it is not meaningful to show share capital or an analysis of historical reserves for New Chorus. The net assets of New Chorus are represented by the cumulative investment in New Chorus (shown as ‘invested capital’).

Share-based payments

New Chorus is unable to present the disclosures pertaining to share-based payments because entitlements under Telecom Group’s share-based payments arrangements attach to individuals and no decision has yet been taken by Telecom Group as to which individuals will transfer to New Chorus and which individuals remain with New Telecom.

Financial instruments and operating segments

New Chorus is unable to present certain information about financial instruments and operating segments as New Chorus did not exist as a stand-alone entity during the period covered by these financial statements and had no separate risk management policies or Chief Operating Decision Maker.

Measurement basis

The measurement basis adopted in the preparation of these New Chorus special purpose financial statements is historical cost, modified by the revaluation of certain investments and financial instruments as identified in the specific accounting policies below and the accompanying notes.

Specific accounting policies

These accounting policies have been applied consistently to all periods presented in the New Chorus special purpose financial statements.

Basis of consolidation

Subsidiaries

Other than as described in the basis of preparation, subsidiaries are those assumed entities controlled, directly or indirectly, by New Chorus. All significant intercompany accounts and transactions are eliminated on consolidation. Where an entity becomes or ceases to be a subsidiary during the year, the results of that entity are included in the net earnings of New Chorus from the date that control or significant influence commenced or until the date that control or significant influence ceased.

Foreign currency transactions

Transactions denominated in a foreign currency are converted at the functional currency exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates existing at the balance date. Exchange differences arising on the translation of accounts payable and receivable in foreign currencies are recognised in the income statement.

Exchange gains and losses and hedging costs arising on contracts entered into as hedges of firm commitments are initially deferred in invested capital and subsequently included in initial measurement of the cost of the asset or liability.

Where capital project commitments are hedged against foreign currency rate risk, the exchange difference on the hedging transaction up to the date of purchase and all other costs associated with the hedging transaction are deferred in invested capital and capitalised as part of the completed asset.

Other derivative transactions that provide effective economic hedges but which do not qualify for hedge accounting, are recognised immediately in the income statement.

investor.telecom.co.nz 333

13. NEW CHORUS SPECIAL PURPOSE FINANCIAL STATEMENTS

Note 1 Statement of accounting policies continued

Revenue recognition

New Chorus recognises revenues as it provides services or delivers products to customers. Billings for telecommunications services are made on a monthly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided. Revenue is deferred in respect of the portion of fixed monthly charges that have been billed in advance. Revenue from installations and connections are recognised on completion of the installation or connection. Revenue from equipment sales is recognised on delivery of equipment to the customer.

Share-based compensation

New Chorus employees participate in a number of Telecom Group share-based compensation plans that are equity settled (see note 15). The fair value of the employee services received in exchange for the grant of equity instruments is recognised as an expense with a corresponding entry in equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the equity instruments granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of equity instruments that are expected to become exercisable. At each balance sheet date, New Chorus revises its estimates of the number of equity instruments that are expected to become exercisable. New Chorus recognises the impact of the revision of original estimates, if any, in the income statement.

The proceeds received net of any directly attributable transaction costs are credited to invested capital when equity instruments are exercised.

Research costs

Research costs are expensed as incurred.

Advertising costs

Advertising costs are expensed as incurred.

Government grants

Government grants are recognised in earnings on a systematic basis that matches them with the related costs that they are intended to compensate. To achieve this, grants that were made for New Chorus to purchase specific assets are netted off against the cost of that asset.

Taxation

The taxation expense charged to earnings includes both current and deferred tax and is calculated after allowing for permanent differences. Current tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date.

Deferred taxation is recognised using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Future tax benefits are recognised where realisation of the asset is probable. Deferred tax is determined based on tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly in invested capital, in which case the tax is also recognised in invested capital and other comprehensive income.

Earnings per share

New Chorus presents basic and diluted earnings per share for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of New Chorus by one fifth of the weighted average number of Telecom ordinary shares outstanding during the period (see Basis of preparation). Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders of New Chorus and one fifth of the weighted average number of Telecom ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options and restricted shares granted to employees.

Property, plant and equipment

Property, plant and equipment is valued as follows:

• The value of property, plant and equipment used by New Chorus that was originally purchased by Telecom from the Government was determined using Telecom’s deemed cost as at 1 April 1987.

• Subsequent additions are recognised at cost. The cost of additions to plant and equipment and other assets constructed by New Chorus consists of all appropriate costs of development, construction and installation, comprising material, labour, direct overhead and transport costs.

• For each qualifying asset project, directly attributable interest costs incurred during the period required to complete and prepare the property, plant or equipment for its intended use are capitalised as part of the total cost.

In the statement of financial position, property, plant and equipment is stated at cost less accumulated depreciation and impairments.

334 Telecom 2011

Note 1 Statement of accounting policies continued

Depreciation is charged on a straight-line basis to write-down the cost of property, plant and equipment to its estimated residual value over its estimated useful lives, which are as follows:

Telecommunications equipment and plant:

Customer local access 3-50 years

Junctions and trunk transmission systems 10-50 years

Switching equipment 3-15 years

Other network equipment 4-25 years

Buildings 40-50 years

Motor vehicles 4-10 years

Furniture and fittings 5-10 years

Computer equipment 3-8 years

Where the remaining useful lives or recoverable values have diminished due to technological, regulatory or market condition changes, depreciation is accelerated.

Land and capital work in progress are not depreciated. Where property, plant or equipment is disposed of, the profit or loss recognised in the income statement is calculated as the difference between the sale price and the carrying value of the asset.

Leased assets

New Chorus is a lessee of certain plant, equipment, land and buildings under both operating and finance leases. Lease costs relating to operating leases are recognised on a straight-line basis over the life of the lease. Finance leases, which effectively transfer to New Chorus substantially all the risks and benefits of ownership of the leased assets, are capitalised at the lower of the leased asset’s fair value or the present value of the minimum lease payments at inception of the lease. The leased assets and corresponding liabilities are recognised and the leased assets are depreciated over their estimated useful lives.

Intangible assets

The cost of acquiring an intangible asset with a finite life is amortised from the date the underlying asset is held ready for use on a straight-line basis over its estimated useful life which is as follows:

Software 2-8 years

Other intangibles 1-20 years

Where estimated useful lives or recoverable values have diminished due to technological change or market conditions, amortisation is accelerated.

New Chorus capitalises the direct costs associated with the development of network and business software for internal use where project success is regarded as probable. Capitalised costs include external direct costs of materials and services consumed, payroll and direct payroll-related costs for employees (including contractors) directly associated with the project and interest costs incurred while developing the software. Software developed for internal use is amortised over its estimated useful life.

Impairment of property, plant and equipment and finite lived intangible assets

At each year end, New Chorus reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, New Chorus estimates the recoverable amount of the cash-generating unit to which the asset belongs. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognised immediately in the income statement. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, a level that will not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is then recognised immediately in the income statement.

Financial instruments

New Chorus has derivative and non-derivative financial instruments. New Chorus’ non-derivative financial instruments comprise trade receivables and trade payables.

Non-derivative financial instruments are recognised initially at fair value, plus for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below. A financial instrument is recognised if New Chorus becomes a party to the contractual provisions of the instrument. Financial assets are de-recognised if New Chorus’ contractual rights to the cash flows from the financial assets expire or if New Chorus transfers the financial asset to another party without retaining control or substantially all of the risks and rewards of the asset. Purchases and sales of financial assets are accounted for at trade date (i.e. the date New Chorus commits itself to purchase or sell the asset). Financial liabilities are de-recognised if New Chorus’ obligations specified in the contract expire or are discharged or cancelled.

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13. NEW CHORUS SPECIAL PURPOSE FINANCIAL STATEMENTS

Note 1 Statement of accounting policies continued

Financial assets at amortised cost

Non-derivative financial assets are classified and measured at amortised cost when the asset is held within a business model whose objective is to collect the contractual cash flows and those contractual cash flows consist solely of payments of principal and interest on specified dates. Assets measured at amortised cost are initially measured at fair value and subsequently measured at amortised cost using the effective interest method, less any impairment losses. Trade accounts receivable are recorded initially at fair value and subsequently measured at amortised cost using the effective interest method, less any provision for impairment loss due to doubtful accounts. The provision for doubtful debts is based on management’s assessment of amounts considered uncollectible for specific customers or groups of customers based on age of debt, history of payments, account activity, economic factors and other relevant information. The amount of the provision is the difference between the asset’s unamortised cost and the present value of estimated future cash flows, discounted at an effective interest rate. The provision expense is recognised in the income statement. Bad debts are written off against the provision for doubtful debts in the period in which it is determined that the debts are uncollectible. If those debts are subsequently collected then a gain is recognised in the income statement.

Financial assets at fair value through profit or loss

Financial assets that are not classified and measured at amortised cost, or fair value through other comprehensive income, are classified at fair value through profit or loss.

Financial liabilities at fair value through profit or loss

A financial liability is classified at fair value through profit or loss if it is held for trading or is designated as such on initial recognition. New Chorus’ financial liabilities measured at fair value through profit or loss. Derivatives are also categorised as held for trading unless they are designated as hedges. On initial recognition, attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, financial liabilities are measured at fair value through profit or loss, with subsequent changes recognised in the income statement.

Financial liabilities measured at amortised cost

Financial liabilities not classified and measured at fair value through profit or loss, are classified and measured at amortised cost. Financial liabilities classified and measured at amortised cost are initially measured at fair value and subsequently measured at amortised cost using the effective interest method.

Derivative financial instruments

New Chorus uses derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates. Derivatives are also entered into from time to time to hedge electricity prices.

Each derivative which is designated as a hedge is classified as either:

• a hedge of the fair value of recognised assets or liabilities (a fair value a hedge); or

• a hedge of the variability in cash flow of a recognised liability; or

• a hedge of a highly probable forecast transaction (a cash flow hedge).

Gains and losses on fair value hedges are included in the income statement together with any changes in the fair value of the hedged asset or liability.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are initially recognised in other comprehensive income and held in invested capital. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in invested capital are recycled in the income statement in the periods when the hedged item will affect profit or loss. Alternatively, when the forecast transaction that is hedged results in a non-financial asset or liability, the gains and losses previously deferred in invested capital are transferred from invested capital and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in invested capital at that time remains in invested capital until the underlying physical exposure occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in invested capital is immediately transferred to the income statement.

For an instrument to qualify as a hedge, the relationship between hedging instruments and hedged items is documented, as well as the risk management objective and strategy for undertaking various hedge transactions. On an ongoing basis the hedges are documented to establish if they are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments that do not qualify or no longer qualify as hedges are stated at fair value and any resultant gain or loss is recognised in the income statement.

Cash flows from derivatives in cash flow and fair value hedge relationships are recognised in the cash flow statement in the same category as that of the hedged item.

336 Telecom 2011

Statement of cash flows

As noted in the Basis of preparation, New Chorus does not undertake cash transactions as it has never controlled a bank account to enable it to pay and receive cash. However, New Chorus has recognised within its statement of cash flows the impact of any transaction ultimately settled in cash via Telecom’s bank facilities. These items have then been removed from the cash flow statement within the line ‘movement in invested capital’ such that New Chorus has a net cash flow of zero.

Critical accounting policies

The preparation of special purpose financial statements in conformity with the basis of preparation described above requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. In addition to those allocation principles described in the basis of preparation, the principal areas of judgement in preparing these special purpose financial statements are set out below.

Accounting for property, plant and equipment and finite-life intangible assets

In accounting for items of property, plant and equipment and finite-life intangible assets, judgements must be made about whether costs incurred relate to bringing an asset to working condition for its intended use are appropriate for capitalisation as part of the cost of the asset or whether they should be expensed as incurred. In capitalising costs for internally constructed assets, judgements must be made about the likelihood of project success. Such judgements can be difficult where the project involves the application of unproven technology. The determination of the appropriate useful life for a particular asset requires management to make judgements about, among other factors, the expected period of service potential of the asset, the likelihood of the asset becoming obsolete as a result of technological advances, the likelihood of New Chorus ceasing to use the asset in its business operations and the effect of Government regulation.

The determination of any impairment of assets is based on a large number of factors, such as those referred to above as well as changes in current competitive conditions, expectations of growth in the telecommunications industry, discontinuance of services and other changes in circumstances that indicate an impairment exists. Assessing whether an asset is impaired may involve estimating the future cash flows that the asset is expected to generate. The key judgements include rates of expected revenue growth or decline, expected future margins and the selection of an appropriate discount rate for valuing future cash flows. Further, judgements have to be made regarding the expected utilisation period, which is closely linked to the regulatory environment.

At 30 June 2011 New Chorus’ special purpose statement of financial position had a carrying value of NZ$2,081 million in relation to property, plant and equipment and finite-life intangible assets (30 June 2010: NZ$1,996 million; 30 June 2009: NZ$1,871 million). During the year ended 30 June 2011, New Chorus recognised impairment charges totalling NZ$42 million due to the combined effect of the move to a fibre-oriented world and regulatory developments. Further details of this impairment are provided in note 5. No impairment arose as a result of the review of the carrying value of New Chorus’ assets for the years 30 June 2010 and 30 June 2009.

Any future adverse impacts arising in assessing the carrying value or lives of New Chorus’ property, plant and equipment and finite-life intangible assets could lead to future impairments or increases in depreciation and amortisation charges that could affect future earnings.

Provisions and contingent liabilities

Management consults with legal counsel on matters related to litigation, as well as other experts both within and outside the Telecom Group with respect to matters in the ordinary course of business. In respect of all claims, litigation and regulatory risks, New Chorus provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. The ultimate liability due may vary from the amounts provided and will be dependent on the eventual outcome of any settlement. As at 30 June 2011, New Chorus was involved in various litigation matters, investigations and inquiries as disclosed in note 18.

Note 2 Segmental analysis

No operating segment disclosure has been disclosed because there was no Chief Operating Decision Maker for the New Chorus operations.

Geographic information

All of New Chorus’ operations are provided in New Zealand, therefore no geographic information is provided.

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13. NEW CHORUS SPECIAL PURPOSE FINANCIAL STATEMENTS

## Note 3 Other operating revenues

| YEAR ENDED 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Other operating revenues | | | |
| Backhaul | 93 | 94 | 88 |
| Co-location | 81 | 79 | 78 |
| Field Services | 64 | 59 | 74 |
| Miscellaneous other | 35 | 32 | 25 |
| | **273** | **264** | **265** |

## Note 4 Operating expenses

### Labour

Included in labour costs are pension contributions to the New Zealand Government Superannuation Fund. New Chorus also made employer contributions under the KiwiSaver and Company Tax Rate Amendments Act 2007. New Chorus has no other obligations to provide pension benefits in respect of employees.

### Other operating expenses

| YEAR ENDED 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Other operating expenses | | | |
| Direct costs | 172 | 168 | 168 |
| Computer costs | 1 | 1 | 1 |
| Advertising costs | 1 | 2 | 1 |
| Accommodation – other costs | 33 | 37 | 31 |
| Accommodation – lease and rental costs | 11 | 11 | 9 |
| Costs from New Telecom | 153 | 135 | 108 |
| Other | 10 | 10 | 6 |
| | **381** | **364** | **324** |

### Key management personnel costs

| YEAR ENDED 30 JUNE | 2011 NZ$000'S | 2010 NZ$000'S | 2009 NZ$000'S |
|---|---|---|---|
| Directors' remuneration[1] | 480 | 415 | 492 |
| Salary and other short-term benefits | 5,146 | 4,819 | 4,803 |
| Redundancy and termination payments | 183 | 43 | 89 |
| Share-based compensation | 1,802 | 1,797 | 1,660 |
| | **7,611** | **7,074** | **7,044** |

1 Directors' remuneration includes retirement allowances accrued in the year.

The table above includes an allocation of the remuneration of the Telecom Chief Executive Officer and members of the Executive team.

338 Telecom 2011

## Auditors' remuneration

Audit fees billed by the principal auditor of the Telecom Group relating to New Chorus are approximately NZ$1.0 million (30 June 2010: NZ$1.1 million, 30 June 2009: NZ$1.2 million). Audit related fees primarily relating to the audit of regulatory disclosures such as New Telecom's accounting separation, the New Telecom list of charges and the Telecom Service Obligation ('TSO') as required by legislation, together with work relating to the proposed Demerger are NZ$0.9 million (30 June 2010: NZ$0.4 million, 30 June 2009: NZ$0.2 million). There were no tax fees or other fees for the periods specified.

## Donations

New Chorus did not make any donations during the periods specified.

# Note 5 Other gains, expenses and impairments

| YEAR ENDED 30 JUNE | 2011<br>NZ$M | 2010<br>NZ$M | 2009<br>NZ$M |
|---|---|---|---|
| Asset impairments: | | | |
| Impairment of telecommunications equipment and plant | 2 | – | – |
| Impairment of software | 40 | – | – |
| | **42** | **–** | **–** |
| Other expenses: | | | |
| Natural disaster costs | 22 | – | – |
| UFB related costs | 6 | – | – |
| | **28** | **–** | **–** |

## Asset impairments

In the year ended 30 June 2011 there were non-cash charges totalling NZ$42 million resulting in an impairment of the carrying value of certain telecommunications equipment and plant and software assets.

These impairments arose following an assessment of the Government's May 2011 announcement of its selection of parties for the fibre to the premise programme and the subsequent passing of the Telecommunications Amendment Act ('the Act') in June 2011, which seeks to ultimately move the New Zealand industry from a regulated copper path to a new fibre future. Management concluded that it was appropriate to impair certain assets that are expected to be stranded in the future as a result of this longer term change.

Other than these impaired assets, the remaining assets in these programmes have been identified for ongoing use, or reuse, within the business and the recoverable amounts are their value in use. No other assets have been identified as being impaired in the year ended 30 June 2011.

## Other expenses

### Natural disaster costs

In the year ended 30 June 2011, NZ$22 million of costs were recognised in relation to the Canterbury earthquakes. These costs were comprised of incremental operational costs incurred, customer credits and asset impairments.

Parts of these costs were covered by Telecom's reinsurance arrangements. However, no receivable from Telecom's reinsurers has been able to be recognised in the year ended 30 June 2011, due to these proceeds not yet being virtually certain.

### UFB related costs

In the year ended 30 June 2011, NZ$6 million of costs were incurred in relation to Telecom's proposal for, and involvement with, the Government's UFB initiative and subsequent preparation for the proposed Demerger.

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13. NEW CHORUS SPECIAL PURPOSE FINANCIAL STATEMENTS

## Note 6 Income tax

The income tax (expense)/credit is determined as follows:

| YEAR ENDED 30 JUNE | 2011<br>NZ$M | 2010<br>NZ$M | 2009<br>NZ$M |
|---|---|---|---|
| **Income statement** | | | |
| Current income tax | | | |
| Current year income tax expense | (125) | (153) | (179) |
| Adjustment in respect of prior periods | – | (1) | – |
| Deferred income tax | | | |
| Depreciation | 6 | (8) | (4) |
| Provisions, accruals, tax losses and other | (1) | – | 1 |
| Adjustments in respect of prior periods | – | 1 | – |
| Reduction in tax rate[1] | – | 8 | – |
| Effects of other changes in tax legislation[2] | – | (21) | – |
| **Income tax expense recognised in income statement** | **(120)** | **(174)** | **(182)** |
| **Statement of comprehensive income** | | | |
| Current income tax | | | |
| Current year income tax credit/(expense) | – | – | – |
| Deferred income tax | | | |
| Fair value of derivative financial instruments | – | – | – |
| **Income tax recognised in other comprehensive income** | **–** | **–** | **–** |

1 The Company tax rate changed in New Zealand from 30% to 28% effective for New Telecom from 1 July 2011. A NZ$8 million tax credit in relation to the reduction in the company tax rate in New Zealand was recognised in the year ended 30 June 2010.

2 Tax changes announced in May 2010 from the Government's 2010 budget resulted in a NZ$21 million increased tax expense in the year ended 30 June 2010 relating to the future removal of tax depreciation on certain buildings.

### Reconciliation of income tax expense

| YEAR ENDED 30 JUNE | 2011<br>NZ$M | 2010<br>NZ$M | 2009<br>NZ$M |
|---|---|---|---|
| Net earnings for the year | 276 | 363 | 426 |
| Total income tax expense | (120) | (174) | (182) |
| Net earnings before income tax | 396 | 537 | 608 |
| Tax at current rate of 30% | (119) | (161) | (182) |
| Adjustment to taxation | | | |
| Non deductible items | (1) | – | – |
| Reduction in tax rate[1] | – | 8 | – |
| Effects of other changes in tax legislation[2] | – | (21) | – |
| **Total income tax expense** | **(120)** | **(174)** | **(182)** |

1 The company tax rate changed in New Zealand from 30% to 28%, effective for New Chorus from 1 July 2011, a NZ$8 million tax credit in relation to the reduction in the company tax rate in New Zealand was recognised in the year ended 30 June 2010.

2 Tax changes announced in May 2010 from the Government's 2010 budget resulted in a NZ$21 million increased tax expense in the year ended 30 June 2010 relating to the future removal of tax depreciation on certain buildings.

340 Telecom 2011

## Income tax effects relating to each component of other comprehensive income

| YEAR ENDED 30 JUNE | 2011 | | | 2010 | | | 2009 | | |
|---|---|---|---|---|---|---|---|---|---|
| | BEFORE TAX NZ$M | TAX CREDIT NZ$M | NET OF TAX NZ$M | BEFORE TAX NZ$M | TAX CREDIT NZ$M | NET OF TAX NZ$M | BEFORE TAX NZ$M | TAX CREDIT NZ$M | NET OF TAX NZ$M |
| Cash flow hedges (see note 16) | (4) | 1 | (3) | 1 | – | 1 | (4) | 1 | (3) |
| **Total other comprehensive income/(loss) for the year** | **(4)** | **1** | **(3)** | **1** | **–** | **1** | **(4)** | **1** | **(3)** |
| Net earnings for the year | | | 276 | | | 363 | | | 426 |
| **Total comprehensive income for the year** | | | **273** | | | **364** | | | **423** |

## Note 7 Earnings per share

| YEAR ENDED 30 JUNE | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Basic earnings per share** | | | |
| Numerator: | | | |
| Net earnings attributable to equity holders (NZ$M) | 276 | 363 | 426 |
| Denominator – weighted average ordinary shares (in millions) | 385 | 378 | 367 |
| **Basic earnings per share:** | | | |
| From net earnings attributable to equity holders (in NZ$) | 0.72 | 0.96 | 1.16 |
| | | | |
| **Diluted earnings per share** | | | |
| Denominator (in millions) | | | |
| Ordinary shares | 385 | 378 | 367 |
| Options | 1 | 1 | – |
| | 386 | 379 | 367 |
| **Diluted earnings per share:** | | | |
| From net earnings attributable to equity holders (in NZ$) | 0.72 | 0.96 | 1.16 |
| Anti-dilutive potential shares (in millions) | | | |
| Options | – | 1 | 2 |

## Note 8 Receivables and prepayments

| 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Trade receivables | 16 | 15 | 11 |
| Prepaid expenses and other receivables | 24 | 24 | 18 |
| Receivables from New Telecom | 82 | 84 | 87 |
| | **122** | **123** | **116** |

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13. NEW CHORUS SPECIAL PURPOSE FINANCIAL STATEMENTS

## Note 9 Intangible assets

| 30 JUNE 2011 | SOFTWARE NZ$M | OTHER INTANGIBLES NZ$M | WORK IN PROGRESS NZ$M | TOTAL NZ$M |
|---|---|---|---|---|
| **Cost** | | | | |
| Balance as at 1 July 2010 | 46 | 4 | 67 | 117 |
| Net acquisitions and transfers | 53 | – | 27 | 80 |
| Disposals | – | – | – | – |
| Balance as at 30 June 2011 | 99 | 4 | 94 | 197 |
| **Accumulated amortisation and impairment losses** | | | | |
| Balance as at 1 July 2010 | (26) | – | – | (26) |
| Amortisation | (11) | – | – | (11) |
| Disposals | – | – | – | – |
| Impairment (see note 6) | (6) | – | (34) | (40) |
| Balance as at 30 June 2011 | (43) | – | (34) | (77) |
| **Net book value at 30 June 2011** | **56** | **4** | **60** | **120** |

| 30 JUNE 2010 | SOFTWARE NZ$M | OTHER INTANGIBLES NZ$M | WORK IN PROGRESS NZ$M | TOTAL NZ$M |
|---|---|---|---|---|
| **Cost** | | | | |
| Balance as at 1 July 2009 | 26 | 4 | 63 | 93 |
| Net acquisitions and transfers | 20 | – | 4 | 24 |
| Disposals | – | – | – | - |
| Balance as at 30 June 2010 | 46 | 4 | 67 | 117 |
| **Accumulated amortisation and impairment losses** | | | | |
| Balance as at 1 July 2009 | (22) | – | – | (22) |
| Amortisation | (4) | – | – | (4) |
| Disposals | - | – | – | - |
| Balance as at 30 June 2010 | (26) | – | – | (26) |
| **Net book value at 30 June 2010** | **20** | **4** | **67** | **91** |

| 30 JUNE 2009 | SOFTWARE NZ$M | OTHER INTANGIBLES NZ$M | WORK IN PROGRESS NZ$M | TOTAL NZ$M |
|---|---|---|---|---|
| **Cost** | | | | |
| Balance as at 1 July 2008 | 25 | 4 | 5 | 34 |
| Net acquisitions and transfers | 1 | - | 58 | 59 |
| Disposals | - | - | - | - |
| Balance as at 30 June 2009 | 26 | 4 | 63 | 93 |
| **Accumulated amortisation and impairment losses** | | | | |
| Balance as at 1 July 2008 | (20) | - | - | (20) |
| Amortisation | (2) | - | - | (2) |
| Disposals | - | - | - | - |
| Balance as at 30 June 2009 | (22) | - | - | (22) |
| **Net book value at 30 June 2009** | **4** | **4** | **63** | **71** |

Total software acquisitions for the years ended 30 June 2011, 2010 and 2009 do not include any internally generated assets.

342 Telecom 2011

## Note 10 Property, plant and equipment

| 30 JUNE 2011 | TELECOMMUNICATIONS EQUIPMENT AND PLANT NZ$M | FREEHOLD LAND NZ$M | BUILDINGS NZ$M | OTHER ASSETS NZ$M | WORK IN PROGRESS NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|---|
| **Cost** | | | | | | |
| Balance as at 1 July 2010 | 4,774 | 30 | 166 | 9 | 61 | 5,040 |
| Net acquisitions and transfers | 305 | – | 5 | – | (19) | 291 |
| Disposals | (21) | – | (1) | – | – | (22) |
| Balance as at 30 June 2011 | 5,058 | 30 | 170 | 9 | 42 | 5,309 |
| **Accumulated depreciation and impairment losses** | | | | | | |
| Balance as at 1 July 2010 | (3,039) | – | (92) | (4) | – | (3,135) |
| Depreciation charge | (226) | – | (5) | (1) | – | (232) |
| Impairment (see note 6) | – | – | – | – | (2) | (2) |
| Disposals | 20 | – | 1 | – | – | 21 |
| Balance as at 30 June 2011 | (3,245) | – | (96) | (5) | (2) | (3,348) |
| **Net book value at 30 June 2011** | **1,813** | **30** | **74** | **4** | **40** | **1,961** |

| 30 JUNE 2010 | TELECOMMUNICATIONS EQUIPMENT AND PLANT NZ$M | FREEHOLD LAND NZ$M | BUILDINGS NZ$M | OTHER ASSETS NZ$M | WORK IN PROGRESS NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|---|
| **Cost** | | | | | | |
| Balance as at 1 July 2009 | 4,506 | 30 | 163 | 8 | 38 | 4,745 |
| Net acquisitions and transfers | 285 | – | 3 | 2 | 23 | 313 |
| Disposals | (17) | – | – | (1) | – | (18) |
| Balance as at 30 June 2010 | 4,774 | 30 | 166 | 9 | 61 | 5,040 |
| **Accumulated depreciation and impairment losses** | | | | | | |
| Balance as at 1 July 2009 | (2,855) | – | (87) | (3) | – | (2,945) |
| Depreciation charge | (198) | – | (5) | (1) | – | (204) |
| Disposals | 14 | – | – | – | – | 14 |
| Balance as at 30 June 2010 | (3,039) | – | (92) | (4) | – | (3,135) |
| **Net book value at 30 June 2010** | **1,735** | **30** | **74** | **5** | **61** | **1,905** |

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13. NEW CHORUS SPECIAL PURPOSE FINANCIAL STATEMENTS

## Note 10 Property, plant and equipment *continued*

| 30 JUNE 2009 | TELECOMMUNICATIONS EQUIPMENT AND PLANT NZ$M | FREEHOLD LAND NZ$M | BUILDINGS NZ$M | OTHER ASSETS NZ$M | WORK IN PROGRESS NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|---|
| **Cost** | | | | | | |
| Balance as at 1 July 2008 | 4,264 | 30 | 158 | 7 | 26 | 4,485 |
| Net acquisitions and transfers | 265 | – | 5 | 3 | 12 | 285 |
| Disposals | (23) | – | – | (2) | – | (25) |
| Balance as at 30 June 2009 | 4,506 | 30 | 163 | 8 | 38 | 4,745 |
| **Accumulated depreciation and impairment losses** | | | | | | |
| Balance as at 1 July 2008 | (2,694) | – | (83) | (4) | – | (2,781) |
| Depreciation charge | (184) | – | (4) | (1) | – | (189) |
| Disposals | 23 | – | – | 2 | – | 25 |
| Balance as at 30 June 2009 | (2,855) | – | (87) | (3) | – | (2,945) |
| **Net book value at 30 June 2009** | **1,651** | **30** | **76** | **5** | **38** | **1,800** |

### Values ascribed to land and buildings

New Chorus' properties consist primarily of special-purpose network buildings, which form an integral part of the telecommunications network.

### Operating leases

Included in buildings at 30 June 2011 are buildings on leasehold land with a cost of NZ$5 million (30 June 2010: NZ$5 million, 30 June 2009: NZ$5 million) together with accumulated depreciation of NZ$3 million (30 June 2010: NZ$3 million, 30 June 2009: NZ$3 million).

### Land claims

Under the Treaty of Waitangi Act 1975, all interests in land included in the assets purchased from the New Zealand Government may be subject to claims to the Waitangi Tribunal, which has the power to recommend, in appropriate circumstances, with binding effect, that the land be resumed by the Government in order that it be returned to Māori claimants. In the event that the Government resumes land, compensation will be paid to New Chorus under the provisions of the Public Works Act 1981. If this is insufficient to cover the loss, certain additional compensation is payable under the provisions of the sale and purchase agreement between Telecom and the Government.

Under the State Owned Enterprises Act 1986, the Governor-General of New Zealand, if satisfied that any land or interest in land held by New Chorus is wāhi tapu (being land of special spiritual, cultural or historical tribal significance), may declare by Order in Council that the land be resumed by the Government, with compensation payable to New Chorus under the provisions of the Public Works Act 1981. New Chorus would expect to negotiate with the new Māori owners for continued occupancy rights of any sites resumed by the Government.

344 Telecom 2011

## Note 11 Accounts payable and accruals

| 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Trade accounts payable | 82 | 84 | 50 |
| Accrued personnel costs | 5 | 4 | 4 |
| Revenue billed in advance | 4 | 3 | 2 |
| Payables to New Telecom | 15 | 10 | 11 |
| Other accrued expenses | – | 4 | – |
| | **106** | **105** | **67** |

## Note 12 Derivative liabilities

| 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| **Short-term derivative liabilities:** | | | |
| Forward exchange contracts | 4 | – | 2 |
| | **4** | **–** | **2** |

New Chorus uses derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates. The notional values of contract amounts outstanding are as follows:

| 30 JUNE | CURRENCY | MATURITIES | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|---|---|
| Forward exchange contracts | NZD:AUD | 2011-2012 | 7 | 1 | 8 |
| | NZD:USD | 2011-2013 | 60 | – | 6 |
| | NZD:EUR | 2011-2012 | 16 | – | 8 |
| | Other | 2011 | – | – | – |

## Note 13 Provisions

| 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Balance at 1 July | 1 | 2 | – |
| Provisions made during the year | 12 | 1 | 2 |
| Release of provision | (1) | (2) | – |
| **Balance at 30 June** | **12** | **1** | **2** |
| Current | 12 | 1 | 2 |
| Non-current | – | – | – |

Provisions are made up of estimates relating to commercial obligations and are expected to be utilised within one year.

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13. NEW CHORUS SPECIAL PURPOSE FINANCIAL STATEMENTS

## Note 14 Deferred tax

| 30 JUNE 2011 | TAX DEPRECIATION NZ$M | PROVISIONS AND ACCRUALS NZ$M | TAX LOSSES NZ$M | OTHER NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|
| **Assets/(liabilities)** | | | | | |
| Balance at beginning of the year | (135) | 2 | – | – | (133) |
| Amounts recognised in earnings | | | | | |
| Relating to the current year | 6 | (1) | – | – | 5 |
| Adjustments in respect of prior years | – | – | – | – | – |
| Amounts recognised in invested capital | | | | | |
| Relating to the current year | – | – | – | 2 | 2 |
| | **(129)** | **1** | **–** | **2** | **(126)** |

| 30 JUNE 2010 | TAX DEPRECIATION NZ$M | PROVISIONS AND ACCRUALS NZ$M | TAX LOSSES NZ$M | OTHER NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|
| **Assets/(liabilities)** | | | | | |
| Balance at beginning of the year | (114) | 1 | – | – | (113) |
| Amounts recognised in earnings | | | | | |
| Relating to the current year | (21) | – | – | – | (21) |
| Adjustments in respect of prior years | – | 1 | – | – | 1 |
| Amounts recognised in invested capital | | | | | |
| Relating to the current year | – | – | – | – | – |
| | **(135)** | **2** | **–** | **–** | **(133)** |

| 30 JUNE 2009 | TAX DEPRECIATION NZ$M | PROVISIONS AND ACCRUALS NZ$M | TAX LOSSES NZ$M | OTHER NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|
| **Assets/(liabilities)** | | | | | |
| Balance at beginning of the year | (110) | – | – | – | (110) |
| Amounts recognised in earnings | | | | | |
| Relating to the current year | (4) | 1 | – | – | (3) |
| Adjustments in respect of prior years | – | – | – | – | – |
| Amounts recognised in invested capital | | | | | |
| Relating to the current year | – | – | – | – | – |
| | **(114)** | **1** | **–** | **–** | **(113)** |

On 27 May 2010 the New Zealand Government enacted the Taxation (Budget Measures) Act 2010 which changes the effective rate at which New Chorus' temporary differences will reverse from 30% to 28%, effective from the year beginning 1 July 2011. Deferred tax assets and liabilities that will reverse on or after this date have been revalued accordingly.

## Note 15 Employee share schemes

### New Chorus incentive schemes

New Chorus employees participated in a number of Telecom's incentive schemes, which include a share option scheme, a restricted share scheme and share rights schemes. The awards under the schemes are settled with ordinary Telecom shares. The shares will be subject to the same Demerger provisions as other issued shares, being one New Chorus share issued for every five Telecom shares held. The shares for each employee transferring to New Chorus may transfer with them.

346 Telecom 2011

## Note 16 Financial instruments and risk management

New Chorus' activities expose it to a variety of financial risks including market risk (such as currency risk), liquidity risk and credit risk. New Chorus has used the Telecom treasury function, which operates under approved treasury policies, to mitigate potential adverse effects on New Chorus' financial performance from these risks. The Telecom treasury function uses certain financial instruments to achieve this.

### Financial instruments

New Chorus' financial instruments are classified as follows:

| 30 JUNE 2011 | FAIR VALUE THROUGH PROFIT OR LOSS NZ$M | FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME NZ$M | DESIGNATED IN HEDGING RELATIONSHIPS NZ$M | AMORTISED COST NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| **Current assets** | | | | | |
| Trade receivables | – | – | – | 16 | 16 |
| | **–** | **–** | **–** | **16** | **16** |
| **Liabilities** | | | | | |
| **Current liabilities** | | | | | |
| Short-term derivative liabilities | – | – | (4) | – | (4) |
| Trade accounts payable | – | – | – | (82) | (82) |
| | **–** | **–** | **(4)** | **(82)** | **(86)** |

| 30 JUNE 2010 | FAIR VALUE THROUGH PROFIT OR LOSS NZ$M | FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME NZ$M | DESIGNATED IN HEDGING RELATIONSHIPS NZ$M | AMORTISED COST NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| **Current assets** | | | | | |
| Trade receivables | – | – | – | 15 | 15 |
| | **–** | **–** | **–** | **15** | **15** |
| **Liabilities** | | | | | |
| **Current liabilities** | | | | | |
| Short-term derivative liabilities | – | – | – | – | – |
| Trade accounts payable | – | – | – | (84) | (84) |
| | **–** | **–** | **–** | **(84)** | **(84)** |

| 30 JUNE 2009 | FAIR VALUE THROUGH PROFIT OR LOSS NZ$M | FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME NZ$M | DESIGNATED IN HEDGING RELATIONSHIPS NZ$M | AMORTISED COST NZ$M | TOTAL NZ$M |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| **Current assets** | | | | | |
| Trade receivables | – | – | – | 11 | 11 |
| | **–** | **–** | **–** | **11** | **11** |
| **Liabilities** | | | | | |
| **Current liabilities** | | | | | |
| Short-term derivative liabilities | – | – | (2) | – | (2) |
| Trade accounts payable | – | – | – | (50) | (50) |
| | **–** | **–** | **(2)** | **(50)** | **(52)** |

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## Note 16 Financial instruments and risk management *continued*

### Fair value of financial instruments

Financial instruments are either carried at amortised cost, less any provision for impairment, or fair value. All New Chorus financial instruments are recorded at amortised cost.

The following categorises New Chorus' financial assets and liabilities that are measured at fair value by the significance of the inputs used in making the measurements:

- Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
- Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Trade receivables and trade accounts payable assessment of fair value are approximately equivalent to their fair value because of the short-term to maturity.

Short-term derivative liabilities are classified in the level 2 category due to their short-term nature.

### Risk management

New Chorus is exposed to market risk due to foreign currency and price risk, as well as credit risk and liquidity risk.

#### Market risk

New Chorus is exposed to market risk primarily from changes in foreign currency exchange rates. New Chorus does not hold or issue derivative financial instruments for trading purposes. All contracts have been entered into with major creditworthy financial institutions. The risk associated with these transactions is the cost of replacing these agreements at the current market rates in the event of default by a counterparty.

#### Currency risk

New Chorus' primary objective in managing foreign currency risk is to protect against the risk that eventual New Zealand dollar net cash flows will be adversely affected by changes in foreign currency exchange rates. To do this New Chorus enters into forward exchange contracts and foreign currency options to reduce its foreign currency exposures.

New Chorus uses forward exchange contracts and foreign currency options to hedge forecast transactions that have a high probability of occurrence and firm purchase commitments with fair value changes in foreign currency receivables and payables.

New Chorus has no exposure to foreign currencies arising from financial instruments for the year ended 30 June 2011.

| 30 JUNE 2011 | AUD NZ$M | USD NZ$M | EUR NZ$M | TOTAL NZ$M |
|---|---|---|---|---|
| **Exposures** | | | | |
| Trade accounts payable | (1) | (6) | (1) | (8) |
| **Total exposure from non-derivative financial instruments** | **(1)** | **(6)** | **(1)** | **(8)** |
| | | | | |
| Forward exchange contracts | 4 | (14) | 16 | 6 |
| **Total exposure from hedging instruments** | **4** | **(14)** | **16** | **6** |

| 30 JUNE 2010 | AUD NZ$M | USD NZ$M | EUR NZ$M | TOTAL NZ$M |
|---|---|---|---|---|
| **Exposures** | | | | |
| Trade accounts payable | (1) | – | – | (1) |
| **Total exposure from non-derivative financial instruments** | **(1)** | **–** | **–** | **(1)** |
| | | | | |
| Forward exchange contracts | 1 | – | – | 1 |
| **Total exposure from hedging instruments** | **1** | **–** | **–** | **1** |

348 Telecom 2011

| 30 JUNE 2009 | AUD NZ$M | USD NZ$M | EUR NZ$M | TOTAL NZ$M |
|---|---|---|---|---|
| **Exposures** | | | | |
| Trade accounts payable | – | (3) | (2) | (5) |
| **Total exposure from non-derivative financial instruments** | **–** | **(3)** | **(2)** | **(5)** |
| | | | | |
| Forward exchange contracts | 7 | 6 | 7 | 20 |
| **Total exposure from hedging instruments** | **7** | **6** | **7** | **20** |

The above table includes New Chorus' foreign currency exposures to financial instruments. Forecast purchases in foreign currencies have not been included in the table above as they are not financial instruments.

As at 30 June 2011, 2010 and 2009 a movement of 10% in the New Zealand dollar would not have a material impact on the income statement or the statement of changes in invested capital.

This analysis assumes a movement in the New Zealand dollar across all currencies and only includes the effect of foreign exchange movements on financial instruments. All other variables remain constant.

### Interest rate risk

New Chorus does not have any debt so does not have any exposure to interest rate risk.

### Liquidity risk

Liquidity risk represents New Chorus' ability to meet its contractual obligations. New Chorus' exposure to liquidity risk based on contractual cash flows relating to financial liabilities is summarised below:

| 30 JUNE 2011 | CARRYING AMOUNT NZ$M | CONTRACTUAL CASH FLOWS NZ$M | 0-6 MONTHS NZ$M | 6-12 MONTHS NZ$M | 1-2 YEARS NZ$M | 2-3 YEARS NZ$M | 3-4 YEARS NZ$M | 4-5 YEARS NZ$M | 5+ YEARS NZ$M |
|---|---|---|---|---|---|---|---|---|---|
| **Non-derivative financial liabilities** | | | | | | | | | |
| Trade accounts payable | 82 | 82 | 82 | – | – | – | – | – | – |
| **Derivative financial liabilities** | | | | | | | | | |
| Forward exchange contracts (gross settled) | | | | | | | | | |
| Inflows | – | (37) | (25) | (12) | – | – | – | – | – |
| Outflows | 4 | 41 | 28 | 13 | – | – | – | – | – |
| | **86** | **86** | **85** | **1** | **–** | **–** | **–** | **–** | **–** |

| 30 JUNE 2010 | CARRYING AMOUNT NZ$M | CONTRACTUAL CASH FLOWS NZ$M | 0-6 MONTHS NZ$M | 6-12 MONTHS NZ$M | 1-2 YEARS NZ$M | 2-3 YEARS NZ$M | 3-4 YEARS NZ$M | 4-5 YEARS NZ$M | 5+ YEARS NZ$M |
|---|---|---|---|---|---|---|---|---|---|
| **Non-derivative financial liabilities** | | | | | | | | | |
| Trade accounts payable | 84 | 84 | 84 | – | – | – | – | – | – |
| **Derivative financial liabilities** | | | | | | | | | |
| Forward exchange contracts (gross settled) | | | | | | | | | |
| Inflows | – | (1) | (1) | – | – | – | – | – | – |
| Outflows | – | 1 | 1 | – | – | – | – | – | – |
| | **84** | **84** | **84** | **–** | **–** | **–** | **–** | **–** | **–** |

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13. NEW CHORUS SPECIAL PURPOSE FINANCIAL STATEMENTS

## Note 16 Financial instruments and risk management *continued*

| 30 JUNE 2009 | CARRYING AMOUNT NZ$M | CONTRACTUAL CASH FLOWS NZ$M | 0-6 MONTHS NZ$M | 6-12 MONTHS NZ$M | 1-2 YEARS NZ$M | 2-3 YEARS NZ$M | 3-4 YEARS NZ$M | 4-5 YEARS NZ$M | 5+ YEARS NZ$M |
|---|---|---|---|---|---|---|---|---|---|
| **Non-derivative financial liabilities** | | | | | | | | | |
| Trade accounts payable | 50 | 50 | 50 | – | – | – | – | – | – |
| **Derivative financial liabilities** | | | | | | | | | |
| Forward exchange contracts (gross settled) | | | | | | | | | |
| Inflows | – | (20) | (17) | (3) | – | – | – | – | – |
| Outflows | 2 | 22 | 18 | 4 | – | – | – | – | – |
| | **52** | **52** | **51** | **1** | **–** | **–** | **–** | **–** | **–** |

Contractual cash flows include contractual undiscounted principal and interest payments. Historically New Chorus has been able to utilise Telecom's available cash and derivative assets to manage liquidity.

### Credit risk

In the normal course of its business, New Chorus incurs credit risk from financial instruments including trade receivables and derivative financial instruments.

New Chorus' derivative financial instruments are with high credit quality financial institutions and limit the amount of credit exposure to any one financial institution. There is no significant concentration of credit risk with respect to trade receivables.

NZ$40 million of New Chorus' assets are subject to credit risk (30 June 2010: NZ$39 million, 30 June 2009: NZ$29 million).

New Chorus' only financial assets that are past their due payment date are trade receivables. New Chorus's trade receivables are aged as follows:

| 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Current | 14 | 13 | 9 |
| 0-30 days past due | 1 | 2 | – |
| 30-60 days past due | – | – | – |
| 60-90 days past due | 1 | – | 2 |
| 90+ days past due | – | – | – |
| | **16** | **15** | **11** |

New Chorus has NZ$2 million (30 June 2010: NZ$2 million, 30 June 2009: NZ$2 million) of financial assets that are overdue and not impaired.

New Chorus does not expect their customers to be unable to make required payments and therefore does not maintain a provision for doubtful debts.

### Electricity price risk

New Chorus has previously used electricity hedges to reduce exposure to electricity spot price movements. New Chorus' last electricity hedge contracts matured in March 2009.

## Capital risk management

New Chorus does not have a separate Capital Management Policy or a separate credit rating.

350 Telecom 2011

## Hedging activities

New Chorus is exposed to market risk primarily from changes in foreign currency exchange rates and does not currently hold or issue derivative financial instruments for trading purposes. Each derivative that is designated as a hedge is classified as a cash flow hedge.

The fair values of derivatives in hedging relationships are as follows:

| 30 JUNE | 2011 ASSETS NZ$M | 2011 LIABILITIES NZ$M | 2010 ASSETS NZ$M | 2010 LIABILITIES NZ$M | 2009 ASSETS NZ$M | 2009 LIABILITIES NZ$M |
|---|---|---|---|---|---|---|
| **Cash flow hedges** | | | | | | |
| Forward exchange contracts | – | (4) | – | – | – | (2) |
| **Total derivative assets/(liabilities)** | **–** | **(4)** | **–** | **–** | **–** | **(2)** |

### Cash flow hedges

New Chorus enters into forward exchange contracts to hedge foreign currency purchases. The majority of the purchases are forecast to be made within 12 months of 30 June 2011.

When in a hedging relationship, the fair value of foreign exchange forward contracts will be included in the income statement at the same time as the underlying purchase impacts the determination of income. If the purchase relates to an operating expense, the fair value will be recognised when the underlying expense is recognised. If the purchase relates to an item of property, plant and equipment or intangible assets, the fair value will be recognised in the income statement as the asset depreciates or is amortised (see depreciation accounting policy in note 1). If the purchase relates to an inventory item, the fair value will be recognised in the income statement when the underlying inventory is expensed.

A reconciliation of movements in the cash flow hedge reserve follows:

| YEAR ENDED 30 JUNE 2011 | BEFORE TAX NZ$M | TAX EXPENSE/(CREDIT) NZ$M | NET OF TAX NZ$M |
|---|---|---|---|
| Balance at 1 July | | | – |
| Gain/(loss) recognised in other comprehensive income | (4) | 1 | (3) |
| **Total movements to other comprehensive income** | **(4)** | **1** | **(3)** |
| **Balance at 30 June** | | | **(3)** |

| YEAR ENDED 30 JUNE 2010 | BEFORE TAX NZ$M | TAX EXPENSE/(CREDIT) NZ$M | NET OF TAX NZ$M |
|---|---|---|---|
| Balance at 1 July | | | (1) |
| Gain/(loss) recognised in other comprehensive income | (1) | – | (1) |
| Amount reclassified from cash flow hedge reserve to: | | | |
| Property, plant and equipment / intangible assets | 2 | – | 2 |
| **Total movements to other comprehensive income** | **1** | **–** | **1** |
| **Balance at 30 June** | | | **–** |

| YEAR ENDED 30 JUNE 2009 | BEFORE TAX NZ$M | TAX EXPENSE/(CREDIT) NZ$M | NET OF TAX NZ$M |
|---|---|---|---|
| Balance at 1 July | | | 2 |
| Gain/(loss) recognised in other comprehensive income | (6) | 1 | (5) |
| Amount reclassified from cash flow hedge reserve to: | | | |
| Other operating expenses | 2 | – | 2 |
| **Total movements to other comprehensive income** | **(4)** | **1** | **(3)** |
| **Balance at 30 June** | | | **(1)** |

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13. NEW CHORUS SPECIAL PURPOSE FINANCIAL STATEMENTS

# Note 17 Commitments

## Operating lease commitments – New Chorus as Lessee

Telecom has entered into commercial leases on properties, network infrastructure, motor vehicles and other items of equipment which are expected to be assumed by New Chorus on Demerger. The commitments shown below are presented as if New Chorus was the lessee historically. Certain leases are subject to New Chorus being able to renew or extend the lease period based on terms that would then be agreed with the lessor. There are no other significant lease terms that relate to contingent rents, purchase options or other restrictions on New Chorus.

Future minimum rental commitments for all non-cancellable operating leases are:

| YEAR ENDED 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Less than 1 year | 2 | 2 | 3 |
| Between 1 and 5 years | 4 | 5 | 6 |
| More than 5 years | 3 | 3 | 4 |
| | **9** | **10** | **13** |

### Capital commitments

At 30 June 2011, capital expenditure amounting to NZ$27 million (30 June 2010: NZ$45 million, 30 June 2009: NZ$31 million) had been committed under contractual arrangements, with substantially all payments due within one year. The capital expenditure commitments principally relate to telecommunications network assets.

# Note 18 Contingencies

## Lawsuits and other claims

Where New Chorus concludes that its defence will more likely than not be successful, then such lawsuits or claims are considered a contingent liability and no provision is recognised. When it is more likely than not that New Chorus is liable and that there will be an outflow of resources to settle a lawsuit or claim, a provision is recognised, unless the amount cannot be measured reliably. There can be no assurance that such litigation will not have a material adverse effect on New Chorus' business, financial condition or results of operations.

The following cases have been lodged against Telecom, however for the purposes of these financial statements they are considered to relate to the past operations of New Chorus and are therefore presented below as contingent liabilities of New Chorus. While these claims relate to the past operations of New Chorus, they have been legally claimed against Telecom. The following references to Telecom are also considered applicable to New Chorus.

### New Zealand

Telecom has been joined as one of numerous respondents in a claim lodged through the Weathertight Homes Resolution Services. The claim relates to a property development site called 'Ellerslie Park' where Telecom installed external telephone junction boxes. While the claim against Telecom is small, liability could be joint and several. Telecom unsuccessfully applied to strike out the claim. A three week hearing was scheduled to begin on 20 September 2010 but was deferred to 11 April 2011 due to the claimants' delay in providing their amended claim. The hearing in April 2011 was vacated pending the Auckland City Council's application to judicially review a determination of the adjudicator to refuse its removal application. No new hearing date has been set for the substantive proceedings.

In October 2010 the Commerce Commission (the 'Commission') announced the commencement of an investigation into Telecom's alleged breach of the Operational Separation Undertakings (the obligation not to discriminate) in respect of Chorus' provision of Sub Loop Extension Services ('SLES') and Telecom Wholesale's failure to provide Unbundled Bitstream Access ('UBA') with Sub Loop Unbundling ('SLU') and SLES. On 26 May 2011, the Commission announced that it had decided to issue enforcement proceedings alleging that Telecom is likely to have discriminated in breach of the Operational Separation Undertakings by failing to provide other telecommunications service providers with UBA in conjunction with SLES, when it provided an equivalent service to its own retail business. Any enforcement proceedings could include the Commission seeking compensation on behalf of other service providers. On 19 July 2011, CallPlus Limited and Kordia Limited lodged claims with Telecom (based on contract, estoppel and the Fair Trading Act) in relation to the same matter, although they have not commenced proceedings. The quantum of the claims is stated to be NZ$65 million and NZ$74 million respectively, but the claims would overlap with any service provider compensation that may be included in enforcement proceedings issued by the Commission. This claim has been cross-guaranteed by New Telecom.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

352 Telecom 2011

**Land claims**

As previously stated in note 10, interests in land included in property, plant and equipment purchased from the Government may be subject to claims to the Waitangi Tribunal or deemed to be wāhi tapu and, in either case, may be resumed by the Government. Certain claims have been brought or are pending against the Government under the Treaty of Waitangi Act 1975. Some of these claims may affect land transferred to Telecom by the Government and which is expected to be transferred to New Chorus on Demerger. In the event that land is resumed by the Government, there is provision for compensation to Telecom and consequently to New Chorus.

**Other claims**

Various other lawsuits, claims, investigations and inquiries have been brought, are pending, or are in process against Telecom and its subsidiaries, none of which Telecom currently believes are expected to have a significant effect on the financial position or profitability of New Chorus. Telecom cannot reasonably estimate the adverse effect (if any) on Telecom or New Chorus if any of the foregoing outstanding claims or inquiries are ultimately resolved against Telecom's interests. There can be no assurance that such cases will not have a significant effect on New Chorus' business, financial condition, position, results of operations or profitability.

## Note 19 Related party transactions

### Interest of directors in certain transactions

Certain Telecom directors have relevant interests in a number of companies with which New Chorus has transactions in the normal course of business. A number of New Chorus' directors are also non-executive directors of other companies. Any transactions undertaken with these entities have been entered into on an arm's length commercial basis.

Key management personnel costs are presented in note 4.

### Transactions with New Telecom

New Chorus and New Telecom did not operate as separate companies during the period, instead both entities operations were intertwined in the operations of Telecom. For this reason New Chorus and New Telecom have been classified as related parties.

During the period, New Chorus received shared services, corporate services and data products from New Telecom.

New Chorus provided local loop, data, internet and broadband, backhaul, co-location, field services and other operating services to New Telecom.

| YEAR ENDED 30 JUNE | 2011 NZ$M | 2010 NZ$M | 2009 NZ$M |
|---|---|---|---|
| Revenue from New Telecom | 965 | 1,013 | 1,048 |
| Expenses paid to New Telecom | (153) | (135) | (108) |
| Receivable from New Telecom | 82 | 84 | 87 |
| Payable to New Telecom | (15) | (10) | (11) |

## Note 20 Subsidiary companies

Following Demerger the New Chorus Group will consist of a parent company and an operating subsidiary.

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13. NEW CHORUS SPECIAL PURPOSE FINANCIAL STATEMENTS

Note 21 Reconciliation of net earnings to net cash flows from operating activities

YEAR ENDED 30 JUNE 2011 2010 2009

NZ$M NZ$M NZ$M

Net earnings for the year 276 363 426

Adjustments to reconcile net earnings to net cash flows from operating activities

Non-cash revenue received from New Telecom (965) (1,013) (1,048)

Non-cash expenses paid to New Telecom 153 135 108

Depreciation 232 204 189

Amortisation 11 4 2

Deferred income tax (7) 20 3

Asset impairments 42 – –

Changes in assets and liabilities net of effects of non-cash and investing and financing activities

(Increase)/decrease in accounts receivable and related items (1) (10) 6

Decrease/(increase) in current taxation 19 69 26

Decrease in accounts payable and related items 14 7 3

Net cash flows from operating activities (226) (221) (285)

Trading between New Chorus and New Telecom recognised in the income statement has not previously been settled through cash payments, they have been eliminated on consolidation of the Telecom Group. As such, these trades are reflected in the cash flow statement within ‘movement in invested capital’.

Note 22 Signicant events after balance date

No significant events have occurred after balance date.

354 Telecom 2011

## **Note 23** Reconciliation of New Chorus special purpose financial statements to Telecom Group general purpose financial statements

The following reconciliations establish how the New Chorus special purpose income statement, statement of financial position and statement of cash flows have been derived from the audited general purpose Telecom financial statements.

The balance from the audited general purpose Telecom financial statements are extracted directly. The 'internal' adjustments then reflect the reinstatement of the trading between New Chorus and New Telecom that is eliminated on consolidation in the preparation of the general purpose Telecom financial statements. The New Telecom balances are then removed to leave New Chorus.

### Income statement

| YEAR ENDED 30 JUNE 2011 (DOLLARS IN MILLIONS) | TELECOM NZ$M | INTERNAL NZ$M | NEW TELECOM NZ$M | NEW CHORUS NZ$M |
|---|---|---|---|---|
| Operating revenues and other gains | | | | |
| Local service | 981 | 524 | (955) | 550 |
| Calling | 928 | – | (928) | – |
| Interconnection | 195 | – | (195) | – |
| Mobile | 825 | – | (825) | – |
| Data | 592 | 56 | (575) | 73 |
| Broadband and internet | 581 | 143 | (487) | 237 |
| IT services | 561 | – | (561) | – |
| Resale | 235 | – | (235) | – |
| Other operating revenues | 179 | 262 | (168) | 273 |
| Other gains | 45 | – | (45) | – |
| | **5,122** | **985** | **(4,974)** | **1,133** |
| Operating expenses | | | | |
| Labour | (869) | – | 826 | (43) |
| Intercarrier costs | (939) | (617) | 1,556 | – |
| Other operating expenses | (1,495) | (368) | 1,482 | (381) |
| Other expenses | (71) | – | 43 | (28) |
| Asset impairments | (257) | – | 215 | (42) |
| Depreciation | (733) | – | 501 | (232) |
| Amortisation | (294) | – | 283 | (11) |
| | **(4,658)** | **(985)** | **4,906** | **(737)** |
| Finance income | 15 | – | (15) | – |
| Finance expense | (203) | – | 203 | – |
| Share of associates' net profits | 1 | – | (1) | – |
| | **(187)** | **–** | **187** | **–** |
| **Net earnings/(loss) before income tax** | **277** | **–** | **119** | **396** |
| Income tax expense | (111) | – | (9) | (120) |
| **Net earnings/(loss) for the year** | **166** | **–** | **110** | **276** |

investor.telecom.co.nz 355

13. NEW CHORUS SPECIAL PURPOSE FINANCIAL STATEMENTS

**Note 23** Reconciliation of New Chorus special purpose financial statements to Telecom Group general purpose financial statements *continued*

## Statement of financial position

| AS AT 30 JUNE 2011 (DOLLARS IN MILLIONS) | TELECOM NZ$M | INTERNAL NZ$M | NEW TELECOM NZ$M | NEW CHORUS NZ$M |
|---|---|---|---|---|
| **Current assets:** | | | | |
| Cash | 324 | – | (324) | – |
| Collateral funds | 110 | – | (110) | – |
| Short-term derivative assets | 2 | – | (2) | – |
| Receivables and prepayments | 701 | 100 | (679) | 122 |
| Taxation recoverable | – | 3 | (3) | – |
| Inventories | 60 | – | (60) | – |
| **Total current assets** | 1,197 | 103 | (1,178) | 122 |
| **Non-current assets:** | | | | |
| Long-term investments | 125 | – | (125) | – |
| Long-term receivables | 44 | – | (44) | – |
| Long-term derivative assets | 40 | – | (40) | – |
| Intangible assets | 1,094 | – | (974) | 120 |
| Property, plant and equipment | 3,892 | – | (1,931) | 1,961 |
| **Total non-current assets** | 5,195 | – | (3,114) | 2,081 |
| **Total assets** | **6,392** | **103** | **(4,292)** | **2,203** |
| **Current liabilities:** | | | | |
| Accounts payable and accruals | 991 | 100 | (985) | 106 |
| Taxation payable | 31 | 3 | – | 34 |
| Short-term derivative liabilities | 333 | – | (329) | 4 |
| Short-term provisions | 38 | – | (26) | 12 |
| Debt due within one year | 397 | – | (397) | – |
| **Total current liabilities** | 1,790 | 103 | (1,737) | 156 |
| **Non-current liabilities:** | | | | |
| Deferred tax liabilities | 226 | – | (100) | 126 |
| Long-term derivative liabilities | 330 | – | (330) | – |
| Long-term provisions | 35 | – | (35) | – |
| Long-term debt | 1,700 | – | (1,700) | – |
| **Total non-current liabilities** | 2,291 | – | (2,165) | 126 |
| **Total liabilities** | **4,081** | **103** | **(3,902)** | **282** |
| **Equity:** | | | | |
| Invested capital attributable to equity holders | 2,306 | – | (385) | 1,921 |
| Non-controlling interest | 5 | – | (5) | – |
| **Total equity** | **2,311** | **–** | **(390)** | **1,921** |
| **Total liabilities and equity** | **6,392** | **103** | **(4,292)** | **2,203** |

356 Telecom 2011

Statement of cash flows

YEAR ENDED 30 JUNE 2011 NEW NEW

TELECOM INTERNAL TELECOM CHORUS

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Cash flows from operating activities

Cash was provided from/(applied to):

Cash received from customers 5,008 – (4,841) 167

Interest income 15 – (15) –

Dividend income 71 – (71) –

Payments to suppliers and employees (3,421) – 3,136 (285)

Income tax refunded/(paid) (127) – 19 (108)

Interest paid on debt (197) – 197 –

Net cash flows from operating activities 1,349 – (1,575) (226)

Cash flows from investing activities

Cash was provided from/(applied to):

Sale of property, plant and equipment 3 – (3) –

Sale of business 76 – (76) –

Sale of and proceeds from long-term investments 107 – (107) –

Purchase of property, plant and equipment and intangibles (1,005) – 632 (373)

Capitalised interest paid (16) – 16 –

Net cash flows from investing activities (835) – 462 (373)

Cash flows from financing activities

Cash was provided from/(applied to):

Settlement of derivatives (11) – 11 –

Repayment of long-term debt (21) – 21 –

Increase in collateral funds (89) – 89 –

Proceeds from/(repayment of) short-term debt (86) – 86 –

Movement in invested capital – – 599 599

Dividends paid (313) – 313 –

Net cash flows from financing activities (520) – 1,119 599

Net cash flow (6) – 6 –

Opening cash position 339 – (339) –

Foreign exchange movements (9) – 9 –

Closing cash position 324 – (324) –

357 investor.telecom.co.nz

13. NEW CHORUS SPECIAL PURPOSE FINANCIAL STATEMENTS

**Note 23** Reconciliation of New Chorus special purpose financial statements to Telecom Group general purpose financial statements *continued*

## Income statement

| YEAR ENDED 30 JUNE 2010 (DOLLARS IN MILLIONS) | TELECOM NZ$M | INTERNAL NZ$M | NEW TELECOM NZ$M | NEW CHORUS NZ$M |
|---|---|---|---|---|
| Operating revenues and other gains | | | | |
| Local service | 1,026 | 540 | (1,004) | 562 |
| Calling | 1,003 | – | (1,003) | – |
| Interconnection | 178 | – | (178) | – |
| Mobile | 826 | – | (826) | – |
| Data | 638 | 72 | (626) | 84 |
| Broadband and internet | 594 | 159 | (511) | 242 |
| IT services | 486 | – | (486) | – |
| Resale | 278 | – | (278) | – |
| Other operating revenues | 215 | 260 | (211) | 264 |
| Other gains | 27 | – | (27) | – |
| | **5,271** | **1,031** | **(5,150)** | **1,152** |
| Operating expenses | | | | |
| Labour | (893) | – | 850 | (43) |
| Intercarrier costs | (957) | (635) | 1,592 | – |
| Other operating expenses | (1,657) | (396) | 1,689 | (364) |
| Depreciation | (757) | – | 553 | (204) |
| Amortisation | (275) | – | 271 | (4) |
| | **(4,539)** | **(1,031)** | **4,955** | **(615)** |
| Finance income | 22 | – | (22) | – |
| Finance expense | (202) | – | 202 | – |
| Share of associates' net profits | 1 | – | (1) | – |
| | **(179)** | **–** | **179** | **–** |
| **Net earnings before income tax** | **553** | **–** | **(16)** | **537** |
| Income tax expense | (171) | – | (3) | (174) |
| **Net earnings for the year** | **382** | **–** | **(19)** | **363** |

358 Telecom 2011

## Statement of financial position

AS AT 30 JUNE 2010

| (DOLLARS IN MILLIONS) | TELECOM NZ$M | INTERNAL NZ$M | NEW TELECOM NZ$M | NEW CHORUS NZ$M |
|---|---|---|---|---|
| **Current assets:** | | | | |
| Cash | 339 | – | (339) | – |
| Collateral funds | 21 | – | (21) | – |
| Short-term derivative assets | 4 | – | (4) | – |
| Receivables and prepayments | 702 | 103 | (682) | 123 |
| Taxation recoverable | – | – | – | – |
| Inventories | 61 | – | (61) | – |
| **Total current assets** | 1,127 | 103 | (1,107) | 123 |
| **Non-current assets:** | | | | |
| Long-term investments | 276 | – | (276) | – |
| Long-term receivables | 31 | – | (31) | – |
| Long-term derivative assets | 51 | – | (51) | – |
| Intangible assets | 1,314 | – | (1,223) | 91 |
| Property, plant and equipment | 4,066 | – | (2,161) | 1,905 |
| **Total non-current assets** | 5,738 | – | (3,742) | 1,996 |
| **Total assets** | **6,865** | **103** | **(4,849)** | **2,119** |
| **Current liabilities:** | | | | |
| Accounts payable and accruals | 1,171 | 102 | (1,168) | 105 |
| Taxation payable | 15 | 1 | (1) | 15 |
| Short-term derivative liabilities | 22 | – | (22) | – |
| Short-term provisions | 19 | – | (18) | 1 |
| Debt due within one year | 184 | – | (184) | – |
| **Total current liabilities** | 1,411 | 103 | (1,393) | 121 |
| **Non-current liabilities:** | | | | |
| Deferred tax liabilities | 285 | – | (152) | 133 |
| Long-term derivative liabilities | 440 | – | (440) | – |
| Long-term provisions | 47 | – | (47) | – |
| Long-term debt | 2,137 | – | (2,137) | – |
| **Total non-current liabilities** | 2,909 | – | (2,776) | 133 |
| **Total liabilities** | **4,320** | **103** | **(4,169)** | **254** |
| **Equity:** | | | | |
| Invested capital attributable to equity holders | 2,539 | – | (674) | 1,865 |
| Non-controlling interest | 6 | – | (6) | – |
| **Total equity** | **2,545** | **–** | **(680)** | **1,865** |
| **Total liabilities and equity** | **6,865** | **103** | **(4,849)** | **2,119** |

investor.telecom.co.nz

359

13. NEW CHORUS SPECIAL PURPOSE FINANCIAL STATEMENTS

Note 23 Reconciliation of New Chorus special purpose financial statements to Telecom Group general purpose financial statements continued

Statement of cash flows

YEAR ENDED 30 JUNE 2010 NEW NEW

TELECOM INTERNAL TELECOM CHORUS

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Cash flows from operating activities

Cash was provided from/(applied to):

Cash received from customers 5,257 – (5,128) 129

Interest income 21 – (21) –

Dividend income 66 – (66) –

Payments to suppliers and employees (3,389) – 3,124 (265)

Income tax refunded/(paid) 1 – (86) (85)

Interest paid on debt (195) – 195 –

Net cash flows from operating activities 1,761 – (1,982) (221)

Cash flows from investing activities

Cash was provided from/(applied to):

Sale of property, plant and equipment 3 – (3) –

Sale of business – – – –

Sale of and proceeds from long-term investments 6 – (6) –

Purchase of property, plant and equipment and intangibles (1,080) – 776 (304)

Capitalised interest paid (20) – 20 –

Net cash flows from investing activities (1,091) – 787 (304)

Cash flows from financing activities

Cash was provided from/(applied to):

Settlement of derivatives (22) – 22 –

Repayment of long-term debt (15) – 15 –

Increase in collateral funds (21) – 21 –

Proceeds from/(repayment of) short-term debt (191) – 191 –

Movement in invested capital – – 525 525

Dividends paid (327) – 327 –

Net cash flows from financing activities (576) – 1,101 525

Net cash flow 94 – (94) –

Opening cash position 261 – (261) –

Foreign exchange movements (16) – 16 –

Closing cash position 339 – (339) –

360 Telecom 2011

## Income statement

| YEAR ENDED 30 JUNE 2009 (DOLLARS IN MILLIONS) | TELECOM NZ$M | INTERNAL NZ$M | NEW TELECOM NZ$M | NEW CHORUS NZ$M |
|---|---|---|---|---|
| Operating revenues and other gains | | | | |
| Local service | 1,053 | 573 | (1,039) | 587 |
| Calling | 1,239 | – | (1,239) | – |
| Interconnection | 177 | – | (177) | – |
| Mobile | 822 | – | (822) | – |
| Data | 644 | 78 | (634) | 88 |
| Broadband and internet | 610 | 149 | (535) | 224 |
| IT services | 516 | – | (516) | – |
| Resale | 337 | – | (337) | – |
| Other operating revenues | 228 | 268 | (231) | 265 |
| Other gains | 12 | – | (12) | – |
| | **5,638** | **1,068** | **(5,542)** | **1,164** |
| Operating expenses | | | | |
| Labour | (909) | – | 868 | (41) |
| Intercarrier costs | (1,239) | (608) | 1,847 | – |
| Other operating expenses | (1,710) | (460) | 1,846 | (324) |
| Other expenses | – | – | – | – |
| Asset impairments | (101) | – | 101 | – |
| Depreciation | (683) | – | 494 | (189) |
| Amortisation | (234) | – | 232 | (2) |
| | **(4,876)** | **(1,068)** | **5,388** | **(556)** |
| Finance income | 41 | – | (41) | – |
| Finance expense | (242) | – | 242 | – |
| Share of associates' net losses | (1) | – | 1 | – |
| | **(202)** | **–** | **202** | **–** |
| **Net earnings/(loss) before income tax** | **560** | **–** | **48** | **608** |
| Income tax expense | (160) | – | (22) | (182) |
| **Net earnings for the year** | **400** | **–** | **26** | **426** |

investor.telecom.co.nz 361

13. NEW CHORUS SPECIAL PURPOSE FINANCIAL STATEMENTS

**Note 23** Reconciliation of New Chorus special purpose financial statements to Telecom Group general purpose financial statements *continued*

## Statement of financial position

| AS AT 30 JUNE 2009<br>(DOLLARS IN MILLIONS) | TELECOM NZ$M | INTERNAL NZ$M | NEW TELECOM NZ$M | NEW CHORUS NZ$M |
|---|---|---|---|---|
| **Current assets:** | | | | |
| Cash | 261 | – | (261) | – |
| Short-term derivative assets | 2 | – | (2) | – |
| Receivables and prepayments | 781 | 100 | (765) | 116 |
| Taxation recoverable | 47 | 7 | – | 54 |
| Inventories | 97 | – | (97) | – |
| **Total current assets** | 1,188 | 107 | (1,125) | 170 |
| **Non-current assets:** | | | | |
| Long-term investments | 267 | – | (267) | – |
| Long-term receivables | – | – | – | – |
| Long-term derivative assets | 69 | – | (69) | – |
| Intangible assets | 1,220 | (57) | (1,092) | 71 |
| Property, plant and equipment | 4,021 | 57 | (2,278) | 1,800 |
| **Total non-current assets** | 5,577 | – | (3,706) | 1,871 |
| **Total assets** | **6,765** | **107** | **(4,831)** | **2,041** |
| **Current liabilities:** | | | | |
| Accounts payable and accruals | 1,021 | 100 | (1,054) | 67 |
| Taxation payable | – | 7 | (7) | – |
| Short-term derivative liabilities | 43 | – | (41) | 2 |
| Short-term provisions | 34 | – | (32) | 2 |
| Debt due within one year | 385 | – | (385) | – |
| **Total current liabilities** | 1,483 | 107 | (1,519) | 71 |
| **Non-current liabilities:** | | | | |
| Deferred tax liabilities | 186 | – | (73) | 113 |
| Long-term derivative liabilities | 343 | – | (343) | – |
| Long-term provisions | 27 | – | (27) | – |
| Long-term debt | 2,281 | – | (2,281) | – |
| **Total non-current liabilities** | 2,837 | – | (2,724) | 113 |
| **Total liabilities** | **4,320** | **107** | **(4,243)** | **184** |
| **Equity:** | | | | |
| Invested capital attributable to equity holders | 2,440 | – | (583) | 1,857 |
| Non-controlling interest | 5 | – | (5) | – |
| **Total equity** | **2,445** | **–** | **(588)** | **1,857** |
| **Total liabilities and equity** | **6,765** | **107** | **(4,831)** | **2,041** |

362 Telecom 2011

Statement of cash flows

YEAR ENDED 30 JUNE 2009 NEW NEW

TELECOM INTERNAL TELECOM CHORUS

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Cash flows from operating activities

Cash was provided from/(applied to):

Cash received from customers 5,652 – (5,529) 123

Interest income 36 – (36) –

Dividend income 82 – (82) –

Payments to suppliers and employees (3,966) – 3,711 (255)

Income tax refunded/(paid) (40) –(113) (153)

Interest paid on debt (213) – 213 –

Net cash flows from operating activities 1,551 – (1,836) (285)

Cash flows from investing activities

Cash was provided from/(applied to):

Sale of property, plant and equipment 17 – (17) –

Purchase of subsidiary companies (6) – 6 –

Sale of and proceeds from long-term investments 2 – (2) –

Purchase of property, plant and equipment and intangibles (1,277) – 944 (333)

Capitalised interest paid (18) – 18 –

Net cash flows from investing activities (1,282) – 949 (333)

Cash flows from financing activities

Cash was provided from/(applied to):

Proceeds from long-term debt 400 – (400) –

Settlement of derivatives (77) – 77 –

Repayment of long-term debt (744) – 744 –

Proceeds from/(repayment of) short-term debt (39) – 39 –

Movement in invested capital – – 618 618

Dividends paid (420) – 420 –

Net cash flows from financing activities (880) – 1,498 618

Net cash flow (611) – 611 –

Opening cash position 779 – (779) –

Foreign exchange movements 93 – (93) –

Closing cash position 261 – (261) –

investor.telecom.co.nz 363

14. INDEPENDENT EXPERT’S REPORT

Independent Expert’s Report

364	Telecom 2011

365

GRANT SAMUEL

LEVEL 31

VERO CENTRE

48 SHORTLAND STREET AUCKLAND

PO BOX 4306 AUCKLAND

T: +64 9 912 7777 / F: +64 9 912 7788

www.grantsamuel.co.nz

13 September 2011

Shareholders

Telecom Corporation of New Zealand Limited

Level 2, Telecom Place

167 Victoria Street West

AUCKLAND

Proposed Structural Separation of Telecom Corporation of New Zealand Ltd

into New Chorus and New Telecom

Dear Shareholders,

1. Introduction

In 2009 the New Zealand Government (the Crown) announced its Ultra-Fast Broadband (UFB) Initiative to accelerate the deployment of fibre to the premise to a target market of approximately 75% of New Zealanders over a ten-year period ending 31 December 2019. Crown Fibre Holdings Limited (CFH) was established by the Crown to implement the UFB Initiative and will invest and manage the Crown’s commitment of $1.35 billion to the project.

On 24 May 2011 TCNZ announced that it had entered into binding agreements with CFH whereby it will partner with CFH and deploy fibre over approximately 70% of the designated UFB coverage area. A key requirement of the CFH Agreements is that TCNZ is separated into two independent stand-alone entities (the Proposed Separation):

• New Chorus that will own the passive copper and fibre network assets, a significant majority of the telephone exchange buildings, most transport radio towers and spectrum licences associated with radio products and services; and

• New Telecom that will retain ownership of the mobile network assets, access electronics, the public switched telephone network, telecommunications network equipment, the national transport network, international submarine cables and spectrum associated with the supply of mobile services.

The Proposed Separation is subject to the approval of TCNZ shareholders. TCNZ has engaged Grant Samuel & Associates Limited (Grant Samuel) to prepare an independent expert’s report (the Report) setting out its opinion as to whether or not the Proposed Separation is in the best interests of TCNZ shareholders. The Report will accompany the Notice of Meeting and Scheme Booklet to be sent to TCNZ shareholders.

This letter is a summary of Grant Samuel’s opinion. The Report from which this summary has been extracted is attached and should be read in conjunction with this summary. The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

GRANT SAMUEL

2. The UFB Initiative

The Government has committed $1.35 billion to achieve the target of making UFB available to 75% of New Zealanders by 2019. The Government’s intention was for CFH to invest in local fibre companies (LFCs) that would facilitate open access to their infrastructure on a non-discriminatory basis. Importantly, the LFCs could not be controlled by any party, which also operates as a telecommunications retailer. New Zealand was divided into 33 geographic candidate “regions”. The CFH agreements with TCNZ cover the following geographic regions:

CFH – TCNZ Contract Areas

Fibre Company

TCNZ through New Chorus (representing 70% of UFB coverage area)

Regions

Auckland, Waiheke, Pukekohe, Waiuku, Rotorua, Taupo, Whakatane, Gisborne, Naper-Hastings, Palmerston North, Fielding, Masterton, Kapiti, Levin, Wellington, Nelson, Blenheim, Greymouth, Ashburton, Timaru, Oamaru, Queenstown and Invercargill

As part of the UFB contract, TCNZ has entered into the following principal obligations and commitments to CFH in respect of the New Chorus network build, development and availability:

• it will be built according to specific build stage milestones and must be completed by 31 December 2019;

• by 31 December 2019 the New Chorus fibre access network must pass approximately 830,900 premises, with around 149,000 premises passed by June 2013 and around 106,000 premises passed each subsequent year until completion;

• the initial deployment from 2012 to 2015 will focus on businesses, schools and health centres and premises within the vicinity of these priority users;

• New Chorus itself (i.e. without funding contribution from CFH) will meet the cost of connecting standard residential customer premises to the communal network. Non standard residential customers (where the connection distance is longer than average or conditions are unusually difficult) and business customers will have to contribute to the cost of connection;

• New Chorus, as with other LFCs, will be obligated to provide open and equal access to any retailer wishing to use its network. This will include providing access to New Telecom, which, if the Proposed Separation is approved, will then be a separate legal entity; and

• it will be subject to geographic performance milestones which will be set as part of the annual deployment planning process.

3. Details of the Proposed Separation

If the Proposed Separation is approved by TCNZ shareholders:

• TCNZ will move ownership of the existing copper and fibre network, the majority of the telephone exchanges and network electronics into New Chorus;

• New Chorus will be separated through the transfer of shares in New Chorus to existing TCNZ shareholders. TCNZ shareholders will receive one share in New Chorus for every five TCNZ shares they hold at the date of separation;

• New Telecom will continue to own the remaining retail and mobile businesses, as well as AAPT;

GRANT SAMUEL

• CFH will invest up to $929 million of new capital in New Chorus through to 1 January 2020. New Chorus will be eligible to call for this investment in stages as various milestones are reached in rolling out fibre in the awarded regions. The CFH Investment will be through equal proportions of structured debt and equity securities (i.e. on each issue date, New Chorus will issue one CFH debt security for every CFH equity security, such that the total face value of each investment by CFH will be 50% equity and 50% debt). New Chorus will also issue warrants to CFH which may be exercised to acquire shares in New Chorus on specified dates;

• New Chorus will become New Zealand’s primary fixed access network provider, and remain subject to both a contracted and regulatory environment;

• a significant reset of the regulatory environment occurs (through the separation of TCNZ). TCNZ currently operates in a unique and highly regulated business environment. TCNZ’s need to comply with the requirements of operational separation has been an intense and arduous exercise. If the Proposed Separation is implemented the complexity of the existing regulatory regime and compliance with it in an operational separation environment will fall away. New Telecom will largely become unregulated and New Chorus will remain under a stringent regulatory regime; and

• a range of limited short term transitional arrangements for various administration and functional services will be put in place to ensure the separation can be effected without adverse business disruption to either entity. In addition, given the substantial business to business interface that will continue to exist even after the Proposed Separation is effected, a range of commercial arrangements have been agreed for future trading between New Chorus and New Telecom.

The Proposed Separation requires all components of TCNZ to be separated into either New Chorus or New Telecom including human resource, management, fixed and intangible assets, debt, working capital and support services. A large part of the separation mechanics, from an operational perspective, largely occurred between 2008 and 2010.

The effect of the Proposed Separation, if approved, is that eligible TCNZ shareholders will initially hold the same proportionate ownership of New Chorus and New Telecom shares as they currently do in TCNZ. The relative ownership interests of all eligible shareholders in each company will be identical to their ownership in TCNZ immediately prior to the Proposed Separation. There will be no cross shareholdings between New Chorus and New Telecom and they will not have common directors or management.

The Proposed Separation provides for an opportunity (and obligation) to recapitalise New Telecom and New Chorus. TCNZ had total net debt (including derivatives) of approximately $2.3 billion as at 30 June 2011. TCNZ has undertaken a debt allocation programme to come into effect if the Proposed Separation is implemented. The programme takes into account the different financial characteristics of New Chorus and New Telecom to ensure appropriate starting capital structures for each business.

If TCNZ shareholders do not approve the Proposed Separation, then the CFH Agreements will terminate. In that scenario certain fees will be payable to CFH, and CFH will almost certainly re-tender (or simply re-open negotiations) with alternative partners. TCNZ would retain ownership of its existing fibre and copper network and for all intents and purposes enter into competition with CFH and its new partners.

GRANT SAMUEL

- 4 -

If the Proposed Separation is approved New Chorus will partner with CFH in the rollout of the UFB Initiative in the contracted regions (i.e. the ***cooperate*** scenario). The choice for shareholders is not between the Proposed Separation and returning to the status quo. The Crown's strong commitment to build a nationwide UFB network has changed the telecommunications landscape in New Zealand. If shareholders do not approve the Proposed Separation then TCNZ will remain essentially as it is and will compete with a CFH subsidised UFB network operated by other parties (i.e. the ***compete*** scenario). The following table summarises the two options available to TCNZ shareholders:

| Options Available to TCNZ Shareholders | |
|---|---|
| **Cooperate** | • TCNZ will demerge forming New Chorus and New Telecom;<br>• New Chorus will become the CFH partner for UFB over the awarded regions;<br>• CFH will invest up to $929 million through to 2020. New Chorus will be eligible to call for this investment in stages as various milestones are reached in rolling out fibre in the awarded regions. New Chorus will retain limited ability to invest in non fibre access assets throughout this period;<br>• New Chorus will become New Zealand's primary fixed access network provider, and will remain subject to both a contracted and regulatory environment; and<br>• a significant reset of the regulatory environment will occur (through the separation of TCNZ). |
| **Compete** | • TCNZ shareholders will retain their existing holding in TCNZ shares;<br>• eligible shareholders will not receive shares in New Chorus and ineligible shareholders will not receive the proceeds of the sale of New Chorus shares under the Sale Facility;<br>• TCNZ will incur transaction costs of $55-65 million, associated with the Proposed Separation (i.e. sunk costs);<br>• TCNZ will compete with Government;<br>• TCNZ will be required to pay CFH $11 million in cost reimbursement; and<br>• the current regulatory regime, including the Operational Separation Undertakings and the Industry Oversight Group, would remain in place, and significant portions of the new regulatory framework would not be put in place. |

4. **Summary of Opinion**

**In Grant Samuel's opinion, the Proposed Separation is, on balance, in the best interests of TCNZ shareholders. TCNZ shareholders are likely to be better off if the Proposed Separation is implemented than if it is not, notwithstanding the costs disadvantages and risks.**

**TCNZ has entered into a contract with CFH on terms that it considers are advantageous and financially beneficial to its shareholders. The separation of TCNZ into New Telecom and New Chorus is a condition of the CFH Agreements.**

**There are two aspects to the Proposed Separation:**

- **entering into the agreements with CFH; and**
- **the consequential separation into New Telecom and New Chorus.**

**If the Proposed Separation is approved New Chorus will partner with CFH in the rollout of the UFB Initiative in the contracted regions. The choice for shareholders is not between the Proposed Separation and returning to the status quo. The Crown's strong commitment to build a nationwide UFB network has changed the telecommunications landscape in New Zealand. If shareholders do**

GRANT SAMUEL

not approve the Proposed Separation then TCNZ will remain essentially as it is and will compete with a CFH subsidised UFB network operated by other parties. Under the compete scenario TCNZ:

• would not receive any payments from CFH;

• capital expenditure would be significantly reduced; and

• would continue to develop its own high speed broadband capacity and maintain the copper network for as long as possible.

Grant Samuel has compared the estimated value outcomes under the cooperate and compete scenarios. The analysis focuses on the difference between the cooperate and compete scenarios (rather than the absolute value) as this is the critical factor for shareholders. The analysis undertaken by Grant Samuel indicates that TCNZ shareholders will be better off in NPV terms under the cooperate scenario. Under a base set of assumptions Grant Samuel estimates the cooperate scenario is approximately $0.5 billion better than the compete scenario, equivalent to approximately 28 cents per share. The difference can be attributed primarily to the investment from the Crown (effectively a form of subsidisation due to the CFH debt being non-interest bearing, and the CFH equity securities being non-dividend bearing for a defined period) and the benefits from not competing with a second high speed network. These benefits are in part offset by the impact of the significant capital expenditure that will be incurred if the Proposed Separation is implemented. The incremental NPV from the cooperate scenario is still evident under a range of sensitivity analysis such as changes to the rate of fibre uptake or the extent of fixed to mobile substitution. A relatively extreme set of circumstances would be required for the compete scenario to have an NPV greater than the cooperate scenario.

The nature of the Proposal is such that the absolute level or accuracy of the calculated NPV should be of less concern to shareholders. The critical issue is that the analysis demonstrates that the NPV of the cooperate scenario exceeds the NPV of the compete scenario by a sufficient margin to mean that implementing the Proposed Separation will be value accretive in most circumstances. It should be noted that under the compete scenario there are a number of risks which have not been the quantified such as an adverse regulatory response under the current or a subsequent government.

In Grant Samuel’s opinion the compete scenario would have been a destructive outcome for both the Crown and TCNZ shareholders. There would be value erosion as two competing fixed line networks chased a share of a relatively small market for fixed access networks.

The Proposed Separation of TCNZ into New Chorus and New Telecom is a clean split as it involves no sale of equity to third parties, no value transfers between the separated entities, no cross shareholdings and the establishment of separate Boards and management teams. The transitional and commercial arrangements between New Chorus and New Telecom are the outcome of robust commercial negotiations that do not result in any identifiable loss of assets or financial or operational advantage or disadvantage accruing to either entity.

Apart from being necessary to proceed with the CFH Agreements, the main benefits expected from the Proposed Separation are:

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• relief from regulation. The advantages of structural separation on the relief from certain regulations for New Telecom are compelling;

• New Chorus and New Telecom will have greater financial flexibility to exploit growth opportunities and manage their capital structure without the potential constraints from competing capital demands; and

• a potentially higher aggregate share market valuation as investors apply different valuation metrics to each entity.

The Proposed Separation provides a number of other benefits including enhanced prospects for takeover activity in New Telecom, greater management and Board focus on each business, and increased financial flexibility for investors to determine the extent to which they retain, reduce or increase exposure to each of New Telecom and New Chorus.

While New Telecom and New Chorus will be smaller entities than TCNZ, they will both be substantial companies and will be included in the NZX50. The impact of the Proposed Separation on the liquidity and share price of New Telecom and New Chorus securities is difficult to predict with any confidence. However, the post announcement share price increase appears to reflect the market’s endorsement of the benefits of the Proposed Separation.

The Proposed Separation is not without risk. As examples, the funding costs for each entity may increase, the cost to build the network may exceed forecast and the impact of FMS may increase. Importantly for New Telecom, while it is released from substantial regulation, it loses the reliable income from ownership of a fixed line network. New Chorus is burdened with the majority of TCNZ’s current debt, reflecting its stronger and more robust underlying cashflows.

The other costs, disadvantages and risks of the Proposed Separation include the smaller size of each entity and the potential impact of that on liquidity, the fact that ineligible shareholders will not be able to receive New Chorus shares, a number of one off costs that will have been incurred whether the Proposed Separation proceeds or not, and the increased costs associated with having two separate listed entities. None of these are considered major drawbacks.

The evaluation of the Proposed Separation is largely subjective as the benefits are not all easily quantified or tested. There is no guarantee of future performance of either New Chorus or New Telecom. The issue for shareholders is whether that performance under the cooperate scenario is likely to be better relative to what it may be under the compete scenario.

5. Other matters

This report has been prepared without taking into account the objectives, financial situation or needs of individual TCNZ shareholders. Accordingly, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Scheme Booklet issued by TCNZ in relation to the Proposed Separation.

Voting for or against the Proposed Separation is a matter for individual shareholders, based on their own views as to value, their expectations about future market conditions or other events and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax

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position. Shareholders who are in doubt as to the action they should take in relation to the Proposed Separation should consult their own professional adviser.

Similarly, it is a matter for individual shareholders as to whether to buy, hold, or sell securities in TCNZ. This is an investment decision independent of a decision on whether to vote for or against the Proposed Separation upon which Grant Samuel does not offer an opinion. Shareholders should consult their own professional adviser in this regard.

Yours faithfully

GRANT SAMUEL & ASSOCIATES LIMITED

Grant Samuel & Associates

Independent Expert’s Report

On the Proposed Structural Separation of Telecom Corporation of New Zealand Limited

telecomnz

GRANT SAMUEL

13 September 2011

Table of Contents

Glossary 3

1. Background to the Report 6

1.1 Overview of the Proposed Separation 6

1.2 Shareholder Approval 9

2. Scope of the Report 11

2.1 Purpose of the Report 11

2.2 Basis of Evaluation 11

3. NZ Telecommunications Sector 13

3.1 History 13

3.2 Overview of Market Segments 13

3.3 The Current Regulatory Environment 22

4. Profile of TCNZ 29

4.1 Background 29

4.2 TCNZ Group Financial Performance 31

4.3 Financial Position 33

4.4 Capital Structure and Ownership 34

4.5 Share Price History 34

5. The UFB Initiative 37

5.1 Crown Initiatives 37

5.2 Overview of the CFH Agreements 39

5.3 Documentation 42

5.4 Remedies and Termination 43

6. Effect of the Proposed Separation 44

6.1 Background 44

6.2 Separation Mechanics 44

6.3 Transitional and long-term commercial arrangements between New Chorus and New Telecom 47

6.4 Regulatory Environment under UFB and RBI 48

6.5 New Chorus 53

6.6 New Telecom 61

7. Evaluation of the Proposed Separation 67

7.1 Background for Proposed Separation 67

7.2 Rationale for Proposed Separation 68

7.3 Cooperate Versus Compete 68

7.4 Basis of Separation 75

7.5 Benefits 76

7.6 Costs, Disadvantages and Risks 89

7.7 Tax Issues 93

7.8 Ineligible Overseas Shareholders 94

7.9 Dividends 94

7.10 Conclusion 94

7.11 Shareholder Decisions 96

8. Qualifications, Declarations and Consents 98

8.1 Qualifications 98

8.2 Limitations and Reliance on Information 98

8.3 Disclaimers 99

8.4 Independence 100

8.5 Sources of Information 100

8.6 Declarations 101

8.7 Consents 101

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2

Glossary

Glossary

Term Definition

AAPT AAPT Limited

ADR American Depository Receipts

ADS American Depositary Shares

ADSL Asymmetric Digital Subscriber Line, a technology for delivering a high bit rate data link to customers over ordinary copper wire

ASC Available subscribed capital

ARPU Average revenue per user, defined as the total revenue divided by the number of subscribers

ATO Australian Taxation Office

CDMA Code Division Multiple Access, a technology used in some digital mobile networks

CHF Swiss franc

CFH Crown Fibre Holdings Limited

Commerce Act The New Zealand Commerce Act 1986

Companies Act The New Zealand Companies Act 1993

CPI Consumer Price Index

The Commissioner Telecommunications Commissioner

DSL Digital Subscriber Line, a family of communications technologies allowing high-speed data over existing copper-based telephony equipment in the local loop

DSLAM Digital subscriber line access multiplexer

EBIT Earnings before interest and tax

EBITDA Earnings before interest, tax, depreciation and amortisation

EMTN Euro Medium Term Notes

EOI Equivalence of inputs

EUBA Enhanced Unbundled Bitstream Access

EU15 EU15 includes the following 15 countries: Austria, Belgium, Denmark, Finland, France, Germany,

Greece, Ireland, Italy, Luxembourg, Netherlands, Portugal, Spain, Sweden and United Kingdom

FMS Fixed to mobile substitution

FTTC Fibre to the cabinet

FTTN Fibre to the node

FTTP Fibre to the premise

HDTV High definition television

HFC Hybrid fibre coaxial cable

HSNS High Speed Network Service

ICAB Intra Candidate Area Backhaul

ICT Information and Communication Technologies

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3

IDC International Data Corporation

IPA Interim Period Agreement

IP Internet Protocol, a communications protocol suite used for carrying data on the internet

IPO Initial Public Offering

IPTV Internet Protocol Television

IP-VPN IP Virtual Private Network

IOG Independent Oversight Group

ISDN Integrated Services Digital Network, a switched digital transmission network that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and

Primary Rate Access offers 2 Mbit/s capacity on 30 channels

ISP Internet Service Provider

ITP Invitation to Participate

KCC Korea Communications Commission

Kiwi Share The single Telecom preference share held by the New Zealand Government to which special rights apply

LAN Local access network, a computer network that connects computers and devices in a limited geographical area such as home, school, computer laboratory or office building

Layer 1 The physical layer and within a telecommunications fixed access network this can be considered to comprise copper and fibre cables and co location space inside exchanges or cabinets

Layer 2 The data link layer and provides the functional and procedural means to transfer data between network entities. Within the telecommunications fixed access network this can be considered to comprise the

Bitstream equipment and services which transmit basic data from one point in the network to another over the Layer 1 physical assets

LFC Local Fibre Company

LFVI Low frequency voice input

LLU Local loop unbundling is the regulatory process of allowing multiple telecommunications operators to use connections from the telephone exchange to the customer’s premises

LTE Long term evolution

Mbps Megabits per second

MED Ministry of Economic Development

MNP Mobile number portability

MVNO Mobile virtual network operator

MTAS Mobile termination access services

Naked DSL Broadband line without a fixed line voice connection

NBN National Broadband Network - the fibre to the premise network being deployed in Australia

NGHS Next Generation Home Services

NIPA Network Infrastructure Project Agreement

NMS12 European Union Members outside the EU15 as described above

NYSE New York Stock Exchange

OIO Overseas Investment Office

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4

OLT Optical Line Terminal

ONT Optical Network Terminal

OTC Over the Counter

POI Points of Interconnect

POTS Plain Old Telephone System

PSTN Public switched telephone network

RBI Rural Broadband Initiative

RSP Retail Service Provider

SEC US Securities and Exchange Commission

Securities Act New Zealand Securities Act 1978

SLES Sub Loop Extension Service

SLU Sub Loop Unbundling

SMS or text message Short message service

SOP Supplementary Order Paper

STD Standard terms determination

TDL Telecommunications Development Levy

Telebonds Corporate bonds issued by TCNZ Finance Limited

TSO The Telecommunications Service Obligation recorded in the Telecommunications Service Obligation

Deed for Local Residential Telephone Service between the Crown and Telecom New Zealand Limited, dated December 2001

T&SS Technology & Shared Services a division of TCNZ

UBS Unbundled bitstream access. An unregulated service giving wholesale access to TCNZ’s broadband service.

UBA Unbundled bitstream access. A regulated service giving wholesale access to TCNZ’s DSL full speed broadband service.

UCLL Unbundled Copper Local Loop

UFB Ultra-Fast Broadband

UMTS Universal Mobile Telecommunications System, a third generation mobile cellular technology

VDSL Very High Bit Rate Digital Subscriber Line

VoIP Voice over Internet Protocol, a term used in IP telephony for managing the delivery of voice information using the IP

VWAP Volume weighted average price

VPN Virtual Private Network, a carrier-provided service in which the public network provides the equivalent of a privately established customer network

WACC Weighted average cost of capital

WAN Wide area network

WCDMA Wideband CDMA, an International Telecommunications Union-recognised 3G mobile telephony technology using 5MHz channels to deliver voice and peak data rates from 64 to 384kbps

3G Third-generation mobile network as defined by the International Telecommunications Union

GRANT SAMUEL

5

1. Background to the Report

1.1 Overview of the Proposed Separation

Telecom Corporation of New Zealand Limited (TCNZ) is New Zealand’s leading telecommunications company with significant operations in New Zealand and Australia. TCNZ provides the full array of telecommunications services including fixed line, mobile, broadband, internet and information technology solutions. The company employs approximately 8,500 people and generates revenues in excess of $5 billion per annum.

In 2009 the New Zealand Government (the Crown) announced its Ultra-Fast Broadband (UFB) Initiative to accelerate the deployment of fibre to the premise (FTTP) to a target market of approximately 75% of New Zealanders. Crown Fibre Holdings Limited (CFH) was established by the Crown to implement the UFB Initiative and will invest and manage the Crown’s commitment of $1.35 billion to the project.

The CFH investment in the fibre network will be made over a ten-year period ending 31 December 2019 in conjunction with private sector partners. The invitation to participate in the UFB Initiative specified that CFH preferred to co-invest with private sector participants in stand alone, dedicated network owning entities which would be known as local fibre companies (LFCs). For the purposes of the partner selection process the country was divided into 33 candidate areas and potential partners were invited to submit proposals for any or all of the geographic regions. CFH entered into its first two contracts with private sector partners in December 2010 (representing approximately 16% of the UFB coverage area) and at the same time announced that further parties, including TCNZ, had been selected for priority negotiations in respect of the remaining unallocated regions.

On 24 May 2011 TCNZ announced that it had entered into binding agreements with CFH (the CFH

Agreements) whereby its existing network business (Chorus) will partner with the CFH and deploy fibre over approximately 70% of the designated UFB coverage area. A key condition of the CFH Agreements is that TCNZ is separated into two independent stand-alone entities (the Proposed Separation):

• New Chorus that will own the passive copper and fibre network assets, access electronics, a significant majority of the telephone exchange buildings, most transport radio towers and spectrum licences associated with radio products and services; and

• New Telecom that will retain ownership of the mobile network assets, the public switched telephone network (PSTN ), telecommunications network equipment, the national transport network, international submarine cables and spectrum associated with the supply of mobile services.

For the purposes of this report, the existing business in its entirety (i.e. including Chorus) is referred to as TCNZ, and the residual business post structural separation (i.e. excluding New Chorus) is referred to as New Telecom. The Proposed Separation is set out below:

GRANT SAMUEL 6

Current Structure

TCNZ Shareholders

TCNZ

AAPT Retail Gen-i

Chorus Wholesale

Proposed Separation Structure

New Chorus Shareholders

New Telecom Shareholders

New Chorus New Telecom

Chorus Wholesale Retail Gen-i

AAPT Wholesale

New Telecom New Chorus

Wholesale split between New Chorus and New Telecom

If the Proposed Separation is approved by TCNZ shareholders, the UFB investments to be made by CFH will be made into New Chorus. CFH will invest up to $929 million in New Chorus to help fund the cost of the fibre network (the communal infrastructure) in the 24 candidate areas set out as the defined contract area. Some of TCNZ’s key obligations under the CFH Agreements are:

• the communal infrastructure will be built according to specific build stage milestones and must be completed no later than 31 December 2019;

• the communal infrastructure must pass all premises in the candidate areas. Priority users must have access to the fibre network by the end of 2015. The communal infrastructure will pass approximately 830,900 premises in total with around 149,000 premises passed by June 2013, and (on average) a further 106,000 premises passed each year until completion;

• New Chorus itself (i.e. without funding contribution from CFH) will meet the cost of connecting standard residential customer premises to the communal network. Non standard residential customers (where the connection distance is longer than average or conditions are unusually difficult) and business customers will have to contribute to the cost of connection; and

• if New Chorus fails to meet performance milestones or service levels then it may be required to pay agreed damages to CFH.

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7

New Chorus, as with other LFCs, will be obligated to provide open and equal access to any retailer wishing to use its network. This will include providing access to New Telecom, which, if the Proposed Separation is approved, will then be a separate legal entity. New Chorus’ compliance with these obligations will be supervised by the Commerce Commission.

If TCNZ shareholders approve the Proposed Separation then the following steps will be implemented:

• TCNZ will move ownership of the existing copper and fibre network, the majority of the exchanges and network electronics into New Chorus;

• New Chorus will be separated through the transfer of shares in New Chorus to existing TCNZ shareholders. Each TCNZ shareholder will receive one share in New Chorus for every five TCNZ shares they hold at the date of separation;

• New Telecom will continue to own the remaining retail and mobile businesses, as well as AAPT, and will retain its listing on the New Zealand Stock Exchange (NZX), Australian Securities Exchange (ASX) and New York Stock Exchange (NYSE); and

• TCNZ will apply to the NZX and ASX to have New Chorus separately listed. New Chorus American Depository Shares (ADS) are not intended to be listed in the United States, although TCNZ management anticipates that they will be traded on the over the counter (OTC) market.

There will be no cross shareholdings between New Chorus and New Telecom and they will not have common directors. A range of limited short term transitional arrangements for various administration and functional services will be put in place to ensure the separation can be effected without adverse business disruption to either entity. In addition, given the substantial business to business interface that will continue to exist even after the Proposed Separation is effected, a range of commercial arrangements have been agreed for future trading between New Chorus and New Telecom.

The effect of the Proposed Separation is that eligible TCNZ shareholders will initially hold the same proportionate ownership of New Chorus and New Telecom shares as they currently do in TCNZ. Eligible jurisdictions include:

• New Zealand, Australia, the United States, the United Kingdom, Canada, Germany, Hong Kong, Japan, Singapore, Switzerland, Luxembourg, Norway and the Netherlands; or

• a jurisdiction in which TCNZ reasonably believes that it is not prohibited and not unduly onerous or impractical to implement the Proposed Separation and to distribute New Chorus shares to that TCNZ Shareholder in that jurisdiction.

The relative ownership interests of all eligible shareholders in each company will be identical to their relative ownership in TCNZ immediately prior to the Proposed Separation.

Certain shareholders of TCNZ will be ineligible to receive New Chorus shares under the Proposed Separation. Ineligible shareholders are those shareholders located in overseas jurisdictions where there are a (relatively) small number of TCNZ shareholders such that it has been deemed unduly onerous or impractical for TCNZ to incur the cost of obtaining legal advice as to the disclosure and securities requirements in those jurisdictions in relation to the distribution of shares in New Chorus as part of the Proposed Separation. Shareholders domiciled in ineligible regions have been estimated by TCNZ to comprise less than 1% of the issued shares in TCNZ. If TCNZ shareholders approve the Proposed Separation a mandatory share sale facility will be put in place for ineligible shareholders. Any New Chorus

GRANT SAMUEL

8

shares that would otherwise be issued to those ineligible shareholders will instead be automatically sold through the mandatory share sale facility and the proceeds distributed to those ineligible shareholders. Ineligible shareholders will be able to vote on the Proposed Transaction, but will not be able to receive New Chorus shares (although they will continue to hold New Telecom shares).

Approximately 15% of the TCNZ shareholder base comprises ADS holders. These ADS holders are predominantly based in the USA. If the Proposed Separation is effected, TCNZ ADS holders will be issued new New Chorus ADSs (as opposed to New Chorus shares), which would then be tradeable OTC. TCNZ ADS holders are entitled to vote on the Proposed Transaction.

If TCNZ shareholders do not approve the Proposed Separation, the CFH Agreements will terminate. In that scenario fees will be payable by TCNZ to CFH, and CFH will almost certainly re-tender (or simply re-open negotiations) with alternative partners. TCNZ would retain ownership of its existing fibre and copper network and for all intents and purposes enter into competition with CFH and its new partners.

1.2 Shareholder Approval

The Proposed Separation is to be implemented by way of a Scheme of Arrangement under Part XV of the Companies Act 1993 and requires consideration by the High Court at two stages:

• application by TCNZ to proceed to a shareholder meeting to consider the Proposed Separation, including setting out the resolution to be put to shareholders and the approval threshold required; and

• secondly, after the meeting of shareholders, the Court will determine whether to grant final orders approving the Scheme of Arrangement. The matters the Court will consider include whether the arrangement has been fairly put before shareholders.

Completion of the Proposed Separation requires TCNZ shareholders holding a minimum of 75% of the shares that are voted in relation to the Proposed Separation to be voted in favour of the resolution.

The Proposed Separation is subject to the satisfaction or waiver of certain conditions including:

• approval of the TCNZ shareholders as profiled above;

• approval from the trustees in respect of the Euro Medium Term Notes (EMTN ) and Telebonds. If approval from the trustees is not provided the approval of the Telebond holders and various tranches of EMTN holders will be required. The EMTN and the Telebond holder votes will be separate;

• ministerial approval of the Asset Allocation Plan and of New Chorus’ undertakings relating to the supply of certain wholesale telecommunications services;

• receipt of certain New Zealand tax rulings;

• the satisfaction or waiver of all conditions to the Proposed Separation set out in the Initial Court Orders and the Separation Deed; and

• the court granting final orders to give effect to the Proposed Separation.

The Shareholder Meeting to consider the Proposed Separation is scheduled for 26 October 2011, and if the Proposed Separation is approved and Final Court orders obtained, the formal separation date will be 30 November 2011. For accounting purposes, if the Proposed Separation is approved, the effective date New Telecom will cease to consolidate the results of New Chorus will be 1 December 2011. It is

GRANT SAMUEL

9

conceivable that the timetable to the Proposed Separation could extend if any or all of the following events occur:

• there is a delay in relation to the EMTN or Telebond holder approval process;

• the requisite tax rulings are not received on time;

• the court order approval process is delayed or the court does not grant the final court orders;

• there is a delay in the requisite Ministerial approvals; and

• there is a delay in the conditional approval of admission of New Chorus to the NZX and ASX.

The CFH Agreements will terminate if the Proposed Separation has not been implemented by 1 July 2012.

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10

2. Scope of the Report

2.1 Purpose of the Report

The Proposed Separation is to be implemented by way of a Scheme of Arrangement under Part XV of the Companies Act 1993. The Companies Act 1993 specifies that a notice of meeting must state the nature of the business to be transacted at the meeting in sufficient detail to enable a shareholder to form a reasoned judgement in relation to it.

The transfer of assets from TCNZ to New Chorus under the Scheme of Arrangement requires consent under the Overseas Investment Act 2005 and is therefore subject to Overseas Investment Office (OIO ) approval or exemption. TCNZ was granted an exemption from the requirement for consent under the Overseas Investment Act 2005 on 18 July 2011. As it also involves the transfer of New Chorus shares to TCNZ shareholders the Securities Act 1978 requires the Scheme Booklet (the Scheme Booklet) to contain the information that must be included in a prospectus and investment statement for an issue of shares to the public. TCNZ has applied for and received an exemption from this requirement, which is subject to various conditions.

The Directors of TCNZ have appointed Grant Samuel & Associates Limited (Grant Samuel) to prepare an Independent Expert’s Report (the Report) to be sent to TCNZ shareholders together with the Notice of Meeting and Scheme Booklet. The purpose of the Report is to assist TCNZ shareholders in appraising the implications of the transaction by providing an independent assessment of the Proposed Separation.

There is no specific requirement set out in either the Companies Act 1993 or NZSX Listing Rules as to what test is appropriate to assess Schemes of Arrangement. Some guidance can be observed from Section 411 of the Corporations Act in Australia, which deals specifically with Schemes of Arrangement. Part 3 of Schedule 8 of Section 411 of the Australian Corporations Act requires an independent expert’s report in relation to the scheme of arrangement to be prepared when a party to a scheme of arrangement has a prescribed shareholding in the company subject to the scheme, or where any of its directors are also directors of the company subject to a scheme. In those circumstances, the independent expert’s report must state whether the scheme of arrangement is “in the best interests” of shareholders subject to the scheme and to state reasons for that opinion.

Although an independent expert’s report is not required to be prepared for TCNZ shareholders under the New Zealand Companies Act (nor in fact would there be under Section 411 of the Australian Corporation Act if that was the applicable legislation), it is required pursuant to the Securities Act (Telecom Corporation New Zealand Limited) Exemption Notice 2011 and the scope of the report prescribed by that condition. Accordingly, the Report provides an expression of Grant Samuel’s opinion as to whether the Proposed Separation is “in the best interests” of TCNZ shareholders.

2.2 Basis of Evaluation

There is no statutory definition of the expression “in the best interests” in Australia or New Zealand. In the Australian context, schemes of arrangement pursuant to Section 411 of the Corporations Act can encompass a wide range of transactions. Accordingly, “in the best interests” must be capable of broad interpretation to meet the particular circumstances of each transaction. This involves judgement on the part of the expert as to the overall commercial effect of the transaction, the circumstances that have led

GRANT SAMUEL 11

to the proposal and the alternatives available. The expert must weigh up the advantages and disadvantages of the proposal and form an overall view as to whether the shareholders are likely to be better off if the proposal is implemented than if it is not.

In Grant Samuel’s opinion, the most appropriate basis on which to evaluate the Proposed Separation is to assess its overall impact on the shareholders of TCNZ and to form a judgement as to whether the expected benefits to the shareholders outweigh any disadvantages that might result. It is not meaningful to evaluate each element of the Proposed Separation in isolation. The following factors, inter alia, have been considered in determining whether the Proposed Separation is in the best interests of TCNZ shareholders:

• the regulatory environment for the telecommunications sector in New Zealand;

• the significance of the Crown’s UFB Initiative and the implications for TCNZ;

• background to CFH’s partner selection process;

• the basis and framework for the Proposed Separation;

• the alternative considered by TCNZ’s board prior to entering into signed agreements with CFH;

• analysis of the perceived benefits of the CFH Agreements;

• the impact on business operations if the Proposed Separation proceeds;

• the likely impact on dividends;

• the likely impact of the Proposed Separation on the financial position of New Chorus and New Telecom;

• the likely overall impact on share price;

• the impact on ownership and control; and

• any other costs, benefits, disadvantages or risks of the Proposed Separation.

Grant Samuel’s opinion is to be considered as a whole. Selecting portions of the analyses or factors considered by it, without considering all the factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

This Report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual TCNZ shareholders. Before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Scheme Booklet issued by TCNZ in relation to the Proposed Separation.

Approval or rejection of the Proposed Separation is a matter for individual shareholders based on their expectations as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, portfolio strategy and tax position. Shareholders who are in doubt as to the action they should take in relation to the Proposed Separation should consult their own professional adviser.

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12

3. NZ Telecommunications Sector

3.1 History

The New Zealand telecommunications sector has evolved significantly since the mid 1980s when New Zealand Post owned and ran the telecommunications system in New Zealand in a state protected monopoly. TCNZ was formed as one of three new state owned enterprises following the restructuring of the New Zealand Post Office in 1987 and was privatised in 1990.

The Telecommunications Act 1987, which was put in place at the time of the creation of TCNZ, incorporated restrictions on the number of entrants, activities of entrants and foreign ownership of entrants. Since 1987 the telecommunications market was progressively deregulated and the number of market participants has increased markedly, initially competing for traditional international and national toll revenues and more lately for internet-related and mobile services.

The telecommunications sector in New Zealand is now dominated by TCNZ, Vodafone and TelstraClear (TelstraSaturn acquired CLEAR in 2001 to form TelstraClear). These three retail service providers (RSPs) are estimated to account for circa 93%1 of the market.

3.2 Overview of Market Segments

The primary telecommunications sectors TCNZ operates in are access and calling, mobile, broadband and internet, and information technology solutions.

Access and calling

The access and calling market is currently the largest and most profitable segment of New Zealand’s telecommunication market. The access and calling market is defined as the fixed voice line in a home or business where calls to local, mobile, national and international destinations are originated. The number of fixed lines in New Zealand has remained stable over the last four years at approximately 1.9 million. As highlighted in the graph below TCNZ’s access and calling revenues have progressively declined. This decline is primarily due to:

• a contraction in market share as a consequence of the unbundling of the copper local loop (UCLL) that took place between 2007 and 2010;

• price pressures as a result of increased competition;

• regulatory changes affecting termination rates; and

• fixed to mobile substitution (FMS) impacting calling volumes.

1 IDC, Ultra Fast Broadband in New Zealand – Q1 2010

GRANT SAMUEL 13

TCNZ’s Access and Calling Revenues

$ millions

1,500

1,400

1,300

1,200

1,100

1,000

900

FY2006 FY2007 FY2008 FY2009 FY2010 FY2011

Local service Calling

Source: TCNZ Annual Report

Consistent with trends in other deregulated telecommunications markets, TCNZ’s share of the retail fixed line voice connections has been slowly reducing:

TCNZ and Non-TCNZ Market Share of Retail Fixed Line Voice Connections Market Share

100%

90% 8% 12% 19% 25% 29%

80%

70%

60% 50% 92% 89% 81% 75% 71%

40%

30%

20%

10%

0%

FY2006 FY2007 FY2008 FY2009 FY2010

TCNZ Non TCNZ

Source: Commerce Commission

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As a comparison, British Telecom (BT) in the United Kingdom was estimated to have approximately 57% of the access market2 in 2009 after four years of deregulation in that market.

Revenues derived from the New Zealand access and calling market were estimated to be $2.9 billion3 in 2010. The margins from access and calling revenues have historically been high in comparison to other telecommunications services and have tended to form the financial backbone of the incumbent large telecommunications providers in many countries. Alternative Internet Protocol (IP) based voice services such as Skype and GoogleTalk continue to challenge the fixed line calling model. International calling is the most vulnerable revenue stream to such services.

The key participants in the access and calling market in New Zealand are TCNZ, TelstraClear, Vodafone, Slingshot/CallPlus and Orcon. TelstraClear has its own fixed line network in Wellington and Christchurch and uses TCNZ’s wholesale services to compete in regions where it does not have network coverage. Other companies offer access and calling by reselling TCNZ’s wholesale services or by utilising UCLL and their own calling services and equipment. The access and calling service is often bundled in with broadband and sold in added-value packages. Since 2007 the number of toll by-pass customers (i.e. fixed access line from TCNZ and calling with another retailer) has been declining as competitors have been selling fixed lines and calling by reselling TCNZ lines and utilising UCLL. Toll by-pass as a product category or service offering is therefore progressively becoming insufficiently differentiated to warrant change by prospective customers.

Chorus is estimated to have approximately 93%4 of the New Zealand fixed line access market. Competition comes in the form of network providers that mainly operate at a regional level or within niche markets. TelstraClear is the most significant competitor, operating access networks in all major central business areas, as well as extensive residential networks in Christchurch and Wellington. Woosh Wireless, CallPlus and Airnet provide regionally based fixed wireless services.

Mobile

The mobile market is defined as:

• mobile voice revenues (including calls originating from a mobile device to national fixed lines, international lines and mobile to mobile);

• short message service (SMS or text message);

• mobile broadband; and

• mobile services (e.g. voice messaging, ringtones, alerts and information services).

There are currently three mobile network operators in the New Zealand market:

• Vodafone which operates a nationwide 2G GSM and 3G UMTS network. Vodafone’s market share by subscribers is estimated to be approximately 49%5;

2 The New Zealand Commerce Commission – April 2011

3 New Zealand Commerce Commission – April 2011

4 TCNZ Scheme Booklet on the Demerger of New Chorus by TCNZ

5 New Zealand Commerce Commission – April 2011

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• TCNZ which operates a nationwide 3G UMTS network (the XT network) as well as the legacy CDMA network, scheduled to be decommissioned in 2012. TCNZ’s market share by subscribers is estimated to be approximately 42%6; and

• 2degrees which has a 2G GSM and 3G UMTS network in Auckland, Wellington, Christchurch and Queenstown. Outside these regions 2degrees leverages Vodafone’s network via a roaming agreement. 2degrees’ market share by subscribers is estimated to be approximately 8%.

New Zealand also has a number of Mobile Virtual Network Operators (MVNO), which provide a mobile offering by reselling another entity’s mobile network. The largest MVNO is TelstraClear, which has an agreement with Vodafone.

The mobile market has enjoyed significant growth over the last five years albeit that growth in mobile connections has slowed recently as the market appears to approach mobile penetration saturation point. In FY2010 the New Zealand population had approximately 1.1 connections per person. Notwithstanding the progressively slower growth in connections, mobile minutes have continued to increase as a result of price declines and the continuing trend of FMS. Mobile revenues remained flat between FY2009 and FY2010 as voice revenue decline was offset by growth in mobile broadband and SMS revenues:

Connections (millions)

4.9

4.7 4.5 4.3 4.1 3.9 3.7 3.5

Mobile Connection and Minutes Trends

FY2006 FY2007 FY2008 FY2009 FY2010

Voice minutes & SMS (billions)

14.5 12.5 10.5 8.5 6.5 4.5 2.5

Source: Commerce Commission, SMS data is not available prior to FY2009

The New Zealand mobile market has a number of unique characteristics including:

• the high number of SMS messages relative to mobile voice minutes. New Zealand’s average mobile voice usage is one of the lowest in the world at only 79 minutes per month. This is significantly lower

6 New Zealand Commerce Commission – April 2011

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when compared to Australia and the United Kingdom, which reported an average of 120 and 198 minutes respectively7;

• off-network (e.g. a TCNZ mobile customer calling a Vodafone customer) and on-network communications (e.g. a TCNZ mobile customer calling another TCNZ customer). The majority of mobile calls in New Zealand are made on-network. The on-network ratio is even more pronounced in SMS communication with 92% of all SMSs terminating on-network; and

• free local calling. New Zealanders have historically exhibited a strong bond with their fixed lines, primarily attributed to the availability of free local calling. This continued access to free local calling is the key factor in the relatively low ratio of mobile to fixed minutes8.

Proportion of Mobile Calls by Type

Number of mobile to international calls

2%

Number of mobile to

fixed calls

20%

Number of other mobile calls

1%

Number of mobile to mobile calls - off-net

16%

Number of mobile to mobile calls - on-net

61%

Source: Commerce Commission

TCNZ’s mobile broadband data usage approximately tripled in FY2010 and doubled in FY2011. This substantial growth is attributed to:

• the progressive deployment of high speed mobile data networks;

• the proliferation of mobile data devices including mobile data cards, USB dongles, smart phones and tablets (e.g. iPads);

7 Source: Commerce Commission (The GSMA report data is for Q3 2010)

8 20% of total voice minutes in New Zealand are on the mobile networks. In developed countries this is close to 50% (Source: Commerce Commission and TCNZ Management).

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• the development of mobile applications on smart devices (i.e. iPads, iPhones, Blackberry); and

• a competitive mobile market leading to a reduction in the cost of data and hardware. The introduction of 2degrees and the launch of the new UMTS networks by TCNZ and Vodafone have been key drivers to the changes in mobile broadband market.

Fixed Broadband and Internet

Broadband is defined by the International Telecommunications Union as a data service which provides speeds greater than 2.0 Megabits per second (Mbps). Ultra Fast Broadband is generally defined as broadband services which deliver speeds in excess of 25 Mbps. The Crown’s UFB Initiative defines Ultra Fast Broadband as a minimum speed of 100 Mbps Downstream (from the Internet to the user) and a minimum of 50 Mbps Upstream (from user to the Internet).

The delivery of broadband services in New Zealand is predominately delivered via the existing copper line network using Asymmetric Digital Subscriber Line (ADSL) and ADSL2+ under UCLL and UBA9 /UBS10 services. Access seekers have tended to prefer to use the UBS services originally provided by TCNZ prior to the regulatory amendments in 2006 rather than transfer to the new regulated services. TCNZ stopped selling UBS plans on 1 September 2010. As at 30 June 2011, 93,000 lines had been unbundled and used by third party retail service providers to provide retail broadband services. The uptake of UCLL in New Zealand has been low when compared to other countries where unbundling has occurred. The low uptake of UCLL is attributed to a number of factors including the UFB Initiative and TCNZ’s cabinetisation programme over the last three years that involved the progressive rollout of fibre to the node (FTTN) across substantial parts of New Zealand. The FTTN programme has enabled TCNZ to extend the life of the majority of the existing copper network by shortening the local loop (i.e. the part of the network that connects end-users’ premises to the handover point in the local telephone exchange or distribution cabinet). This progressive and substantial investment in fibre has enabled TCNZ (and other RSPs through TCNZ’s wholesale business) to offer faster and more reliable broadband speeds. The cabinetisation programme will deliver at least 10 Mbps to approximately 84% of TCNZ customers by the end of 2011. As at 30 June 2011 more than 50% of FTTN lines are within 500m of the fibre-fed cabinet and 90% are within 1km or an unbundled exchange. This means RSPs can deploy VDSL2 broadband equipment, which can further increase broadband speeds for customers within an approximate 1km range of a FTTN cabinet. Fibre to the premise (FTTP) takes optical fibre all the way to the premises and offers the potential for greater bandwidth capabilities. FTTP is what is to be delivered under the Crown’s UFB Initiative.

The following table provides an overview of New Zealand broadband speeds relative to other Asia Pacific countries as at the end of December 2010:

9 UBA services were full-speed basis UBA service and three full-speed enhanced UBA services (which provide real-time capability). UBA allows service providers to offer own-branded Internet-grade Broadband services to home and small enterprise end-users, delivered over Digital Subscriber Line (DSL) access lines. It can be provisioned with or without a POTS line (i.e. Naked DSL).

10 UBS services were the first generation of TCNZ’s wholesale broadband products which are no longer regulated. When regulated, the service had speed limited to 128 kbps.

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| Asia Pacific – Average Internet Connection Speeds | | | | |
|---|---|---|---|---|
| Global Rank | Country/Region | Average Mbps | QoQ Change[11] | YoY Change[12] |
| 1 | South Korea | 13.7 | (3.0%) | 11% |
| 2 | Hong Kong | 9.4 | 1.6% | 3.8% |
| 3 | Japan | 8.3 | (1.9%) | 8.1% |
| 19 | Taiwan | 4.8 | (5.9%) | 10% |
| **39** | **New Zealand** | **3.4** | **7.0%** | **9.5%** |
| 45 | Singapore | 3.1 | (7.0%) | 10% |
| 51 | Australia | 3.0 | 1.7% | 35% |
| 56 | Thailand | 2.7 | (3.2%) | 7.8% |
| 105 | Malaysia | 1.3 | (3.5%) | 17% |
| 123 | Philippines | 1.0 | (0.6%) | 14% |
| 129 | China | 1.0 | (1.5%) | 9.3% |
| 143 | India | 0.8 | (6.9%) | (9.1%) |

*Source: Akamai – The State of the Internet 4th Quarter Report 2010*

New Zealand is already relatively well positioned in Asia Pacific with average broadband speeds higher than both Australia and Singapore. It is important to note that the table provides average speeds. The New Zealand network is capable of delivering higher speeds but the reported data is impacted by the legacy of slower broadband plans selected by consumers (i.e. at the end of June 2010 260,000 customers were still using a dial up connection and a number choose to remain on a 256kbps/128kbps broadband service). A striking example of consumers not utilising available bandwidth is Japan where 90% of households have access to fibre connections (the highest penetration rate in the world) but only approximately 30% have taken it up. As a result, the Japanese Government is now contemplating separation of the network business of NTT (the Japanese equivalent of TCNZ) with the aim to increase the level of competition and encourage innovation in services[13]. The Japanese experience with fibre uptake (relative to those who could access it) is directly relevant when considering the projected uptake of fibre services under the UFB Initiative.

11 QoQ – Quarter on Quarter

12 YoY – Year on Year

13 NBR – "Average NZ internet speed just 2.97Mbit/s – Akamai" 22 April 2011

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The following graph provides an overview of broadband uptake in New Zealand since 2002:

Fixed Line Broadband Penetration in New Zealand

Lines (000)

1,200

1,000

800

600

400

200

0

25%

23%

20%

17%

11%

9%

4%

2%

1%

% of population

30%

25%

20%

15%

10%

5%

0%

FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008 FY2009 FY2010

Broadband Lines New Zealand

Source: Commerce Commission and OECD telecommunications

Since the major regulatory changes in 2006 the number of broadband connections in New Zealand has increased significantly. At 31 December 2010, New Zealand had 1.1 million fixed broadband connections, more than double that in place in 2006, with the majority of these connections achieving greater than 1.5Mbps through DSL. As a result, fixed broadband revenues have experienced sustained steady growth as penetration rates increase and consumers shift from dial up to broadband. Of the 1.1 million fixed broadband connections in New Zealand today, approximately 55% are provided by TCNZ. The remaining 45% are provided by infrastructure competitors and wholesale based competitors, which hold approximately 13% and 32% of the market respectively14.

The following graph provides a comparison of New Zealand’s fixed broadband penetration rates with Australia, United Kingdom, United States and the OECD average. As at 31 December 2010 New Zealand was above the OECD average and Australia.

14 Source: Commerce Commission (The GSMA report data is for Q3 2010)

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Fixed Line Broadband Penetration Rates - International Comparison

% of population

35%

30%

25%

20%

15%

10%

5%

0%

FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008 FY2009 FY2010

New Zealand Australia United Kingdom United States OECD

Source: OECD telecommunications

ICT

The ICT market is estimated to contribute approximately NZ$19 billion (including $6 billion from telecommunications) to the New Zealand economy each year15. The New Zealand ICT market is fragmented with over 2,000 participants, although the majority of the market’s revenue is generated by the large providers including TCNZ (through Gen-i), Hewlett Packard, IBM, Datacom, Dimension Data, TelstraClear and Vodafone. ICT incorporates the following services:

• managed IT and communication services;

• IT outsourcing;

• procurement of hardware and software;

• development and provision of hardware and software;

• IT maintenance and support services;

• professional services (e.g. applications support and integration); and

• cloud computing services (i.e. the delivery of IT services via a telecommunications network which is an alternative to consuming IT services via a dedicated in-house or hosted infrastructure).

TCNZ Management anticipate that the IT sector (excluding communications) is likely to exhibit stronger growth than the communications industry. The uptake of high speed broadband in New Zealand (in part

15 Statistics New Zealand’s ICT Supply Survey (2007/2008), released in April 2009

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through the UFB Initiative) is expected to lead to continued innovation and enable a greater range of ICT services to be offered to consumers and businesses. These services could include:

• online software applications (e.g. desktop publishing, accounting, web and database development, email and photo and video editing);

• on-demand computer processing power (e.g. pay as you go for services such as video, photo and drawing rendering, complex research and simulations);

• virtual desktops;

• personal and business storage;

• online video and music streaming;

• gaming;

• VoIP and advanced video conferencing;

• Internet Protocol Television (IPTV); and

• personal music and video streaming.

Recent trends and the outlook for the ICT sector also suggests the growth in demand for high availability hosting and managed services solutions will continue across Australasia:

• International Data Corporation (IDC)16 predicts that cloud computing will become a US$960 million market across Australia and New Zealand by 2013. This demand is expected to be driven by high speed broadband connectivity and a focus on cost effectiveness and reducing infrastructure investment; and

• the demand for managed ICT services is increasing as more traditional desktop services move into the cloud, and there is growing recognition that service providers need to be local. Microsoft stated in November 201017 - “if a cloud service provider is running a full infrastructure for a customer, including desktop and virtual infrastructure, they need to be local due to performance issues.” Other market commentators have observed that for trading banks, large corporates and government agencies, there are often sovereignty and security issues with using overseas providers.

3.3 The Current Regulatory Environment

Companies operating in the telecommunications sector in New Zealand are governed by a variety of Acts and Regulations including the:

• Telecommunications Act 2001;

• Telecommunications Amendment Act (No 2) 2006;

• related determinations by the Telecommunications Commissioner;

• Commerce Act 1986;

• The Radio Communications Act 1989;

• Fair Trading Act 1986;

16 Gen-i press release dated 3 December 2009.

17 Computer World – The Incredible Shrinking Datacentre – 18th November 2010.

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• Consumer Guarantees Act 1993;

• Resource Management Act 1991; and

• Telecommunications (TSO, Broadband and other matters) Amendment Act 2011.

The Telecommunications Act 2001 and the amendments to it in 2006 and 2011 provide significant regulation of TCNZ. The principal regulator is the Telecommunications Commissioner (The Commissioner). Some regulatory matters are administered by the Ministry of Economic Development (MED ) and the Minister of Communications and Information Technology (Minister).

Telecommunications Act 2001 and Telecommunication Service Obligations (TSO)

The telecommunications regulatory regime provided for by the Telecommunications Act 2001 is monitored by the Commissioner as a member of the Commerce Commission. The Commerce Commission has a number of responsibilities with respect to the telecommunications industry including:

• determining price and non price access to regulated telecommunication services;

• determining the cost allocation of telecommunication service obligations (TSO);

• making recommendations to the Minister as to the scope of regulation of telecommunication services;

• making recommendations to the Minister over whether to accept undertakings lodged by access providers in lieu of regulation;

• conducting inquiries, reviews and studies relating to the telecommunications industry; and

• monitoring and enforcing TCNZ’s operational separation undertakings and accounting separation.

Under the Telecommunications Act 2001 a range of fixed access wholesale services provided by TCNZ became regulated, in particular PSTN services, including:

• interconnection with TCNZ’s fixed PSTN. Interconnection with TCNZ’s PSTN is priced based on a benchmark or a bill and keep method (each network agrees to terminate calls from the other network at no charge);

• retail services offered by means of TCNZ’s fixed telecommunications network; and

• residential local access and calling service offered by means of TCNZ’s fixed telecommunications network.

The TSO deed, put in place in 2001, is the regulatory mechanism by which universal service obligations are imposed and administered. The TSO was also introduced to compensate TCNZ for its obligations under the Kiwi Share to ensure the ongoing availability and affordability of basic telecommunications services for New Zealanders. The TSO had two essential features:

• it enabled the supply of specified telecommunications services to the New Zealand market which may otherwise not have been made available commercially; and

• it enabled the levying of the various participants in the New Zealand telecommunications industry to recover part of the cost of supplying the TSO services. These TSO contributions were paid to TCNZ.

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The TSO effectively replaces the Kiwi Share Obligations set out in TCNZ’s constitution:

• to provide a free local calling option for residential customers (including voice and dial up services);

• to charge no more than the standard rental for local residential telephone service as it was at 1 November 1989, with annual increases up to the Consumer Price Index (CPI) unless profits of TCNZ’s fixed business are unreasonably impaired;

• to ensure that line rental for local consumer telephone service in rural areas will be no higher than the standard rental;

• TCNZ will continue to make a local residential service widely available; and

• to meet certain minimum network quality standards.

The Operational Separation Undertakings

The Telecommunications Act 2001 was significantly, and from TCNZ’s perspective adversely, changed in December 2006, increasing the scope of regulation and enforcement powers and requiring significant changes in the manner in which TCNZ operated. The Telecommunications Amendment Act (No 2) 2006 passed into law on 18 December 2006, introduced new designated regulated services including UCLL and Sub-loop unbundling (SLU)18 access services, their corresponding co-location19 and backhaul20 services, and unbundled bitstream access (UBA) services. UBA services include basic and enhanced variants, as well as the option to purchase with or without the Plain Old Telephone System (POTS) line (Naked DSL)21 and a regulated backhaul service. These changes marked a fundamental shift in the way the New Zealand telecommunications market operated and increased competition to TCNZ. Some market commentators considered that the extent of the legislative change reflected the reluctance on the part of TCNZ to facilitate a more open trading environment in the previous 5 years.

Critically, the 2006 amendments to the Telecommunications Act 2001 also provided for enhanced monitoring of TCNZ, as well as multilateral and industry-wide standard terms determination (STD) processes defining the terms and conditions under which TCNZ has to grant access to its facilities to other service providers. The introduction of legally binding Undertakings in 2008 (the Undertakings) crystallised a significant change in regulatory environment within which TCNZ operated. The Undertakings:

• provided for an operational separation of TCNZ into three distinct businesses:

- Wholesale: Fixed network regulated services including bitstream services to other retail service providers);

- Chorus: Provides access network services and controls access to all present and future access network assets including fibre, wireless and the NGN core; and

- Retail: Provides products, services and support to residential and business markets.

18 SLU service requires TCNZ to lease to access seekers the copper from its cabinet to an end-user’s building.

19 UCLL co-location allows access seekers to access TCNZ’s exchanges for the purposes of providing access to, and interconnection with, TCNZ’s unbundled copper local loop network.

20 Backhaul services allow service providers to deploy network assets where it makes commercial or engineering sense, and build local/regional/national presence to meet their customers’ requirements.

21 The delivery of a DSL broadband service without a fixed phone connection.

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• governed how TCNZ provides certain services offered by TCNZ’s fixed network into an access network unit and wholesale unit;

• provided for a staged implementation of equivalence of input (EOI) requirements on key fixed network access and wholesale services with enforceable milestones. EOI means that TCNZ must provide the same product or service to all communication providers on the same time scale, terms and conditions and service levels to ensure TCNZ has no advantage over competing telecommunication providers;

• provided for significant acceleration of TCNZ’s FTTN programme (the installation of roadside cabinets and installation of new fibre optic cable) and next generation network migration plans. This included the enforceable requirement that all TCNZ customers are to be migrated off PSTN services by 30 December 2020;

• outlined migration plans for resale services, high speed network services, unbundled network service (over ethernet), unbundled partial circuit, ISDN services, outlier broadband services, One Office22 services and other legacy data services;

• allowed for the situation where a material change in circumstances may make it practical to change milestones in the Undertakings; and

• require the Independent Oversight Group (IOG) to monitor and report on TCNZ’s compliance with the Undertakings.

The Telecommunications Amendment Act (No 2) 2006 also required TCNZ to prepare and disclose audited financial information about the operation and behaviour of all or any of its network, wholesale, or retail business activities as if those activities were operated as independent or unrelated companies (Accounting Separation). The accounting separation requirements were in addition to the statutory financial reporting requirements. The Telecomunications Amendment Act 2011 removed these requirements recently and this position will remain whether of not the Proposed Separation goes ahead.

At the time of the operational separation TCNZ initially contended that structural separation was suboptimal. TCNZ, in its submission on the Telecommunications Amendment Bill in 2006, stated that structural separation was more likely to result in increased end user prices and poor customer service, and that it needed its retail arm to be able to make the investment decisions in its network arm. In 2006, TCNZ’s concern was that if structural separation was effected the network owning company would be the one making decisions on market demand, investing in technology to meet that anticipated demand, and then imposing that technology on the market. Investment in expensive technologies (such as fibre) would likely lead to an increase in market prices to consumers. TCNZ further claimed that the significant downsides to structural separation were also widely shared by policy makers in the OECD and EU. These submissions were made in the absence of any UFB Initiative or Crown funding involvement. A direct comparison between the merits of potential structural separation in 2006 and structural separation in the form of the Proposed Transaction in 2011 is not possible nor relevant.

The Undertakings included a mechanism for variations to be considered by the Minister. TCNZ has sought and achieved five specific variations to the Undertakings. The fourth variation to the Undertakings, approved in October 2010, is the most significant, and related specifically to the perceived impact on

22 One Office is TCNZ’s legacy WAN service.

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TCNZ’s business following the announcement of the UFB Initiative and resulted in the following amendments:

• extension of the date by which the forced bulk migration of broadband customers being served by the old wholesale broadband service onto the new wholesale broadband service (as the majority of these customers would in due course have the option of signing up to a new fibre based service);

• removal of the requirement for TCNZ to migrate a minimum of 17,000 customers onto a new VoIP over copper service by 31 December 2010. This requirement was introduced on the premise that the PSTN was nearing its expiry date. TCNZ has advised that it has secured commitment from its suppliers to support the PSTN network through to 2020; and

• removal of the requirement for TCNZ to build a new set of wholesale operational support systems that are not consistent with the industry structure implied by UFB (essentially removing the requirement to invest in a system that would be redundant with the advent of the UFB Initiative).

In May 2011, a fifth variation to the Undertakings was agreed that clarified how certain rural telecommunications services would be treated for the purposes of the non-discrimination rules in the Undertakings, under a Rural Broadband Initiative (RBI) contract.

The cost, resource commitment and complexity to enable TCNZ to comply with the Undertakings has been immense. Nothwithstanding the cost, the benefits of achieving operational separation include:

• it has forced TCNZ management to impose a higher level of governance, information and reporting disciplines on its business units;

• the business units have a clear view of their respective cost structures and earnings; and

• it has positioned Chorus to participate in the UFB Initiative. Indeed, in the absence of operational separation it is unlikely that TCNZ could have been structurally separated in sufficient time to participate in the UFB Initiative.

Regulated fixed services

Under the existing legislation TCNZ is required to provide a range of regulated services on an EOI basis. The key regulated fixed services provided by TCNZ under the existing legislation are UCLL, SLU, UBA and associated co-location and backhaul services. The price and non price terms for the regulated services are determined by the Commerce Commission in STDs. The Telecommunications Act specifies that the price determination must be made in accordance with any applicable pricing principles. Initial pricing principles apply to any initial determination made by the Commerce Commission for a designated access service. The final pricing principle applies if a party to the determination makes an application under the Telecommunications Act to the Commerce Commission to review the initial price set for the service. The initial pricing principles are currently being applied to the key regulated services outlined above. With the exception of UBA23, which is priced on retail minus a discount, these wholesale services are priced in the market on a cost-plus basis (i.e. an initial pricing principle of benchmarking against prices for similar services in comparable countries that use forward looking cost-based pricing methods).

On 13 May 2011 the Minister accepted the Commerce Commission’s 16 December 2010 Resale Service Report recommendations to remove resale regulation of:

23 The UBA price that this is referring to is the price for the components excluding the UCLL input, which uses the cost-plus methodology.

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• retail services offered by TCNZ as part of product bundle; and

• resale of retail data services.

The regulation of the services above has been removed primarily because RSPs are now using and have access to regulated alternative wholesale access services such as UBA and UCLL.

Regulation of mobile services

Mobile service operations in New Zealand are largely unregulated. The key regulatory areas are:

• mobile termination access services (MTAS). MTAS are services provided by mobile network operators to other telecommunications providers to terminate voice calls and text messages on their mobile network. In May 2011 the Commerce Commission released its decision on mobile termination rates. The termination rates for calls dropped from the previous level of approximately 15 to 17 cents to around 7.5 cents per minute on 6 May 2011. This is being followed by a gradual decrease, to less than 6 cents per minute by 1 October 2011, to less than 4 cents per minute by 1 April 2012, with further annual reductions until 2014. Termination rates for text messages also decreased from the current levels of 9.5 cents to 0.06 cents per message. The change in MTAS may result in lower retail charges for consumers;

• mobile co-location which is subject to a STD with respect to non-price terms. Mobile co-location service enables the mobile equipment of another mobile telephone network operator to be installed on another operator’s mobile transmission site(s);

• national roaming. Mobile operators are required to offer roaming services to other mobile network operators with at least 10% population coverage; and

• mobile number portability24 (MNP). Since April 2007 mobile users have been able to keep their phone number when transferring to another network.

MVNO services (such as those between TelstraClear and Vodafone) are not regulated in New Zealand, although they are regulated by default given that the host network must abide by the regulations set out above. In any event, the MVNO arrangements operating in the New Zealand market have had little market penetration to date.

New Zealand and Australia are currently investigating trans-Tasman mobile roaming. On 28 April 2011, the New Zealand Minister for Communications and Information Technology and the Australian Minister for Broadband, Communications and the Digital Economy announced that they were launching a formal investigation into the trans-Tasman roaming services provided by the two countries’ mobile operators. The outcome of this investigation may include regulatory intervention to reduce the costs of mobile data roaming between the two countries.

The mobile industry is also dependent on spectrum policy and management. The Radiocommunications Act 1989 provides a framework for managing New Zealand’s radio frequency spectrum to support a range of services, including those of the mobile network operators. A component of the RBI proposal, although not required to deliver the RBI objectives, is the potential for Vodafone to utilise a new spectrum

24 The Telecommunications Act also ensures local number portability (i.e. a consumer can change their fixed telephone service to another provider and maintain their existing number within the same local area).

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(700Mhz) to deliver fast wireless broadband using the latest standard in the mobile network technology 3GPP Long Term Evolution (LTE). The spectrum allocation of 700Mhz has not yet been announced.

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4. Profile of TCNZ

4.1 Background

TCNZ was formed in 1987 when it was separated from New Zealand Post Office to become a State Owned Enterprise. From 1987 the New Zealand telecommunications market was progressively deregulated to allow for competition which over time saw a number of companies enter the market. The following table provides a summary of TCNZ’s milestones since its privatisation in 1990:

TCNZ’s Milestones (NZ$ millions)

Year Description

1990 The Government sold TCNZ to wholly owned subsidiaries of Bell Atlantic Corporation and Ameritech

Corporation for $4,250 million.

1991 Listed on the NZX, ASX and NYSE.

1992 Switched on a $200 million Tasman 2 fibre optic cable between Australia and New Zealand.

1996 Launched an Internet service provider XTRA.

1998 Southern Cross Cables Limited, approximately half owned by TCNZ, announced plans to build a fibre optic cable linking New Zealand with Australia and North America.

1999 TCNZ acquired 78 percent of AAPT - Australia’s third largest telecommunications provider. TCNZ raised its AAPT shareholding to 100 percent in December 2000.

TCNZ’s first broadband service based on ADSL technology was launched and rolled out progressively in local exchanges.

2001 TCNZ invested $38 million in a submarine cable between the North and South Island.

The CDMA wireless network was switched on covering more than 98% of New Zealand’s populated areas.

TCNZ acquired a 19.9% stake in Hutchison 3G Australia, a company set up to develop 3G services in Australia.

2004 TCNZ acquired IT service company Gen-i and Computerland to extend its IT services capabilities. Gen-i and Computerland were integrated into TCNZ in late 2005 and jointly comprise a business division offering ICT services under the Gen-i brand in both New Zealand and Australia.

TCNZ launched its third Generation mobile phone network (T3G), using EV-DO technology.

2005 TCNZ passed the 250,000 mark for residential broadband customers.

TCNZ and Alcatel agreed on a project to build the IP Voice platform for TCNZ’s Next Generation Network, with TCNZ to invest $220 million in the new network and system capability.

2007 TCNZ sold its directories business, Yellow Pages Group to a private equity consortium consisting of CCMP Capital and Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, for $2.24 billion.

TCNZ acquired PowerTel, an Australian fixed network infrastructure provider focused on the business and wholesale markets, which has been integrated into AAPT.

2008 TCNZ was operationally separated on 31 March 2008 into three distinct New Zealand operating businesses.

2009 TCNZ launched its WCDMA 850 MHz mobile network, branded as XT.

2010 TCNZ announced the sale of AAPT’s consumer division to iiNet.

2011 TCNZ reached an agreement for its network business Chorus to take the cornerstone role in the government’s UFB Initiative.

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TCNZ is New Zealand’s largest telecommunications service provider. Through its retail and wholesale channels TCNZ provides services to almost every New Zealander. TCNZ also provides telecommunication services in Australia through AAPT. The established divisions are Chorus, TCNZ Wholesale and International, TCNZ Retail and Gen-i. They are supported by the TCNZ Group Corporate Centre (i.e. board, executive management, finance, legal and HR) and Technology and Shared Services (T&SS):

Corporate Centre

Technology & Shared Services

Central Product Team

Chorus

• Manages the local access network to all service providers

• Responsible for fibre and copper deployments

• Provides field services and maintenance

Wholesale & International

• Wholesale delivers products to service providers throughout New Zealand

• International provides voice and data solutions worldwide

Retail

• Provides mass market products, services and support to residential and SME market

Gen-i

• Responsible for ICT solutions to large corporate and government customers across New Zealand and Australia

AAPT

• Provides voice, data, internet and mobile solutions to the Australian market

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### 4.2 TCNZ Group Financial Performance

The overall financial performance of TCNZ for the years ended 30 June 2009, 2010 and 2011 are shown in the table below:

| TCNZ Financial Performance (NZ$ millions) | | | |
|---|---|---|---|
| **Year end 30 June** | **2009** | **2010** | **2011** |
| Local service | 1,053 | 1,026 | 981 |
| Calling | 1,239 | 1,003 | 928 |
| Interconnection | 177 | 178 | 195 |
| Mobile | 822 | 826 | 825 |
| Data | 644 | 638 | 592 |
| Broadband and internet | 610 | 594 | 581 |
| IT services | 516 | 486 | 561 |
| Other | 565 | 520 | 436 |
| **Operating revenue** | **5,626** | **5,271** | **5,099** |
| Operating expenses | (3,858) | (3,507) | (3,303) |
| **Normalised EBITDA** | **1,768** | **1,764** | **1,796** |
| Gain on sale | 12 | - | 23 |
| UFB costs | - | - | (29) |
| Natural disaster costs | - | - | (42) |
| Asset impairments | (101) | - | (257) |
| **Reported EBITDA** | **1,679** | **1,764** | **1,491** |
| Depreciation and amortisation | (917) | (1,032) | (1,027) |
| **EBIT** | **762** | **732** | **464** |
| Finance income | 41 | 22 | 15 |
| Finance expenses | (242) | (202) | (203) |
| Share of associates' net profits/(losses) | (1) | 1 | 1 |
| Tax expense | (160) | (171) | (111) |
| **Profit after tax** | **400** | **382** | **166** |

*Source: TCNZ Annual Report*

The following points should be taken into consideration when reviewing the table above:

- operating revenue reduced by $355 million in FY2010 and $172 million in FY2011. With the exception of mobile, IT services and interconnection all core revenue categories declined in FY2010 and FY2011. A large proportion of the revenue decline is due to a reduction in calling revenues as a result of competition and price pressure. The decline in operating revenue was more than offset by reductions in operating expenses across all major expense categories;
- in both FY2009 and FY2011 TCNZ recorded a number of extraordinary items which collectively reduced the reported pre-tax earnings by $89 million in FY2009 and $305 million in FY2011;

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- gains on sale in FY2011 were $23 million arising from the sale of the Consumer division of AAPT ($18 million) and TCNZ's share of Yahoo!Xtra ($5 million); and
- in FY2009 a gain of $12 million was reported from the sale of an undersea cable. In FY2009 asset impairments comprised write downs of PowerTel goodwill $68 million and network assets $33 million. Asset impairments of $257 million in FY2011 relate to property, plant and equipment and intangible assets that have become impaired as a result of the UFB Initiative (i.e. assets that have become stranded due to the future shift to fibre).

The following graph provides an overview of the growth and composition of TCNZ's EBITDA over the last three years:



TCNZ Historical EBITDA (NZ$ millions)
EBITDA
Adjusted EBITDA
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,768
1,764
1,796
114
212
219
412
767
136
206
223
406
767
90
119
237
493
806
FY2009
FY2010
FY2011
Chorus
Retail
Gen-i
Wholesale and International
AAPT
Adjusted EBITDA

The following points should be taken into consideration when reviewing the graph above :

- TCNZ Retail, Gen-i and Chorus have consistently contributed approximately 80% to 85% of TCNZ's EBITDA;
- total EBITDA has remained very constant over the last three years;
- the majority of Chorus' revenue and earnings is generated from selling access services to TCNZ Retail and TCNZ Wholesale;
- the decline in EBITDA from AAPT is primarily due to the sale of the Consumer Division during FY2011; and
- the $87 million decrease in Wholesale & International's EBITDA relates to increased internal charges from Chorus and intercarrier costs which more than offset the increase in revenue.

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## 4.3 Financial Position

The financial position of TCNZ as at 30 June 2009, 2010 and 2011 is outlined in the table below:

| TCNZ – Balance Sheet (NZ$ million) | | | |
|---|---|---|---|
| **Year ended 30 June** | **2009** | **2010** | **2011** |
| Cash and collateral funds | 261 | 360 | 434 |
| Receivables and prepayments | 781 | 702 | 701 |
| Inventories | 97 | 61 | 60 |
| Other current assets | 49 | 4 | 2 |
| **Current Assets** | **1,188** | **1,127** | **1,197** |
| Property, plant and equipment | 4,288 | 4,066 | 3,892 |
| Intangibles | 953 | 1,314 | 1,094 |
| Long term investments | 267 | 276 | 125 |
| Other non-current assets | 69 | 82 | 84 |
| **Non-current assets** | **5,577** | **5,738** | **5,195** |
| **Total assets** | **6,765** | **6,865** | **6,392** |
| Accounts payable and accruals | 1,021 | 1,171 | 991 |
| Borrowings | 385 | 184 | 397 |
| Short-term derivative liabilities | 43 | 22 | 333 |
| Other current liabilities | 34 | 34 | 69 |
| **Current liabilities** | **1,483** | **1,411** | **1,790** |
| Deferred tax liabilities | 186 | 285 | 226 |
| Long-term derivative liabilities | 343 | 440 | 330 |
| Borrowings | 2,281 | 2,137 | 1,700 |
| Other non current liabilities | 27 | 47 | 35 |
| **Non-current liabilities** | **2,837** | **2,909** | **2,291** |
| **Total liabilities** | **4,320** | **4,320** | **4,081** |
| **Net assets** | **2,445** | **2,545** | **2,311** |

The following points are relevant when considering the above table:

- capital expenditure decreased from $1,183 million in FY2010 to $914 million in FY2011. Of this expenditure $227 million ($315 million in FY2010) was spent on the FTTN programme and operational separation as required by regulation;
- the net value of derivative financial instruments liabilities increased by $214 million in FY2011 which was partially offset by a decline in the book value of debt;
- as at 30 June 2011, TCNZ had approximately $2.3 billion of net interest bearing debt (including derivatives); and

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- long-term investments declined by $151 million in FY2011 from the writedown of listed Hutchison Telecommunications Australia Limited to its market value at 30 June 2011 and the $111 million sale of shares in listed Macquarie Telecom Group Limited and iiNet Limited.

## 4.4 Capital Structure and Ownership

As of 5 September 2011 TCNZ had approximately 1.9 billion shares on issue held by approximately 38,000 shareholders. The Company's substantial shareholders as at 5 September 2011 are shown in the table below:

| TCNZ – Substantial Shareholders as at 5 September 2011 | | |
|---|---|---|
| **Shareholder** | **Shares (000s)** | **%** |
| Schroder Investment Management Australia Limited | 159,174 | 8.3% |
| AMP Capital Investors (New Zealand) Limited | 109,981 | 5.7% |
| **Substantial shareholders** | **269,155** | **14.0%** |
| Other shareholders | 1,655,552 | 86.0% |
| **Total** | **1,924,707** | **100.0%** |

*Source: TCNZ Annual Report*

TCNZ is widely held with the substantial shareholders holding 14% and the top shareholder only holding 8.3%. A contributing factor to TCNZ's shareholding structure is the limitation of shareholdings represented by the Kiwi Share and embedded in TCNZ's constitution. TCNZ's constitution provides that:

- no person may have a relevant interest in 10% or more of TCNZ's voting shares, except with, and in accordance with the terms of, the prior written approvals of the Board and the New Zealand Government, which is the holder of the Kiwi Share; and
- a person who is not a New Zealand national may not have a relevant interest in more than 49.9% of TCNZ's voting shares except with, and in accordance with the terms of, the prior written approval of the New Zealand Government which is the holder of the Kiwi Share.

TCNZ's shares are listed on the NZX and ASX. ADSs, each representing five ordinary TCNZ shares and evidenced by American Depository Receipts (**ADRs**), are also listed on the NYSE. As at 19 August 2011, ADS holders in the United States held approximately 15% of the shares.

### *Euro Medium Term Notes, Telebonds and Commercial Paper*

TCNZ's debt is primarily denominated in EMTNs. The EMTNs are issued in five tranches in varying maturity dates and currencies including the USD, CAD, CHF and GBP. As at 30 June 2011 the EMTNs had a book value of NZ$1,995 million (at hedged rates). TCNZ also has:

- issued bonds (**Telebonds**) to institutional and retail investors. As at 30 June 2011 NZ$541 million Telebonds were on issue; and
- commercial paper. As at 30 June 2011 $93 million of commercial paper was outstanding.

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4.5 Share Price History

The share price and trading volume history of TCNZ shares is depicted graphically below:

TCNZ - Share Price Performance

1 September 2006 to 31 August 2011

Volume Traded (000s)

Share Price (cents)

600 1,000,000

900,000

500 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20

800,000

700,000

400

600,000

300 500,000

400,000

200

300,000

200,000

100

100,000

- 0

Sep 06 May 07 Jan 08 Sep 08 May 09 Jan 10 Sep 10 May 11

Source: NZX

TCNZ’s share price against the NZX50 index is shown in the graph below:

TCNZ vs NZX 50 Capital Index

Relative Performance Graph - 1 September 2006 to 31 August 2011

Relative Over/Under Performance

10%

5%

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20

0%

Base line represents NZX 50

-5%

-10%

-15%

-20%

-25%

-30%

-35%

Sep 06 May 07 Jan 08 Sep 08 May 09 Jan 10 Sep 10 May 11

Source: NZX

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| Note | Date | Market Announcement |
|---|---|---|
| 1 | 29 November 2006 | The Telecommunications Amendment Bill was made available which outlines a more complex, three-way separation. |
| 2 | 31 July 2007 | The Commerce Commission issued draft determinations on the price and non-price terms on which TCNZ must make UCLL and co-location regulated services available. |
| 3 | 26 September 2007 | Further requirements for a robust three-way operational separation were released. |
| 4 | 21 December 2007 | The Commerce Commission released its 2006/07 determinations allocation of the cost of TSO for local residential telephone service and for the TRS. The Commission also initiated standard terms determination processes for sub-loop related services. |
| 5 | 31 March 2008 | Operational Separation Day for TCNZ. The TCNZ Separation Plan & Undertakings were released. |
| 6 | 8 August 2008 | TCNZ released its FY2008 results and provided guidance on the impact of operational separation and other regulatory changes on FY2009 earnings. |
| 7 | 7 November 2008 | TCNZ Q1 Earnings Announcement for FY2009. The financial results were in line with guidance. |
| 8 | 13 February 2009 | TCNZ results for the six months ended 31 December 2008 were released and FY2009 guidance remains unchanged. |
| 9 | 30 June 2009 | The Commerce Commission released draft recommendation to regulate mobile termination prices. |
| 10 | 21 August 2009 | TCNZ announced FY2009 result, which was in line with guidance (EBITDA declined 6.5% on the prior year). |
| 11 | 18 December 2009 | TCNZ published its accounting separation reports for FY2009.<br>TCNZ requested variations to the Undertakings to provide flexibility for UFB.<br>The Commerce Commission considered final mobile termination undertakings. |
| 12 | 27 January 2010 | Major XT mobile outage impacting customers south of Taupo and the South Island. |
| 13 | 24 May 2010 | TCNZ confirmed that it is investigating structural separation in order to participate in the Government's UFB Initiative. |
| 14 | 20 August 2010 | Financial results for the FY2010 were released. This included improved EBITDA and free cash flow from FY2009. |
| 15 | 9 September 2010 | CFH announced UFB details for first stage roll-out of UFB.<br>TCNZ announced it is evaluating the detail of CFH announcement of a shortlist and initial negotiations for UFB. |
| 16 | 13 December 2010 | TCNZ was selected for preferred negotiations for the UFB Initiative |
| 17 | 17 February 2011 | CFH confirmed Vector, covering the Auckland Candidate Area, has been selected for prioritised negotiations in the UFB Initiative. |
| 18 | 18 April 2011 | TCNZ submited final proposal to Crown Fibre Holdings. The share price movement is also reflective of the positive Q3 earnings release. |
| 19 | 24 May 2011 | Chorus selected as the cornerstone partner in the Ultra-fast Broadband initiative |
| 20 | 28 July 2011 | The Commerce Commission completed the review of the UBA pricing, resulting in a very small decrease in the UBA wholesale price. |

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5. The UFB Initiative

5.1 Crown Initiatives

On 1 April 2008 during the lead up to New Zealand’s general election the then opposition party, National, introduced the concept of the UFB Initiative. Following the election the Government announced the formation of CFH in October 2009. The Government has committed $1.35 billion to achieve the target of making UFB available to 75% of New Zealanders by 2019. The Government’s intention was for CFH to invest in local fibre companies that would facilitate open access to their infrastructure on a non-discriminatory basis. Importantly, the LFCs could not be controlled by any party which also operates as a telecommunications retailer. The initial focus of CFH is on priority broadband users such as businesses, schools and health services, as well as green field developments and certain tranches of residential areas.

The CFH’s funding in UFB infrastructure is being invested alongside funding from the private sector. To do that CFH undertook to:

• run an open, transparent partner selection process;

• appoint board members to Government funded networks;

• monitor the performance of the Government’s investment; and

• approve technical and operational standards to achieve national consistency across networks.

New Zealand was divided into 33 geographic candidate “regions” with potential partners being invited to submit proposals to be CFH’s UFB partner in one or more of these regions. CFH entered into the first two contracts with private sector partners in December 2010. These contracts were with Ultra Fast Fibre Limited and Northpower Limited in respect of the following regions:

CFH – Initial UFB Contracts (December 2010)

Fibre Company Regions

Ultra Fast Fibre Limited (representing 14.2% of UFB coverage area)

Hamilton (including Cambridge and Te Awamutu), Tauranga, Tokoroa, New Plymouth, Hawera and Wanganui.

Northpower Limited (representing 1.6% of UFB coverage area)

Whangarei.

CFH announced on 13 December 2010 that further parties, including TCNZ, had been selected for priority negotiations on the UFB Initiative in respect of the remaining unallocated regions. On 24 May 2011 CFH announced that it had entered into agreements with TCNZ and Christchurch City Holdings Limited to deploy and operate the balance of the UFB Initiative. These agreements cover the following geographic regions:

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CFH – Final UFB Contracts (May 2011)

Fibre Company Regions

Enable Networks Limited (owned by Christchurch City Holdings Limited and representing 14.2% of UFB coverage area)

Christchurch, Rolleston and Rangiora.

TCNZ through New Chorus (representing 70% of UFB coverage area)

All other UFB locations other than those specified in the other 3 contracts, including:

Auckland, Waiheke, Pukekohe, Waiuku, Rotorua, Taupo, Whakatane, Gisborne, Naper-Hastings, Palmerston North, Fielding, Masterton, Kapiti, Levin, Wellington, Nelson, Blenheim, Greymouth, Ashburton, Timaru, Oamaru, Queenstown and Invercargill

A degree of cooperation is paramount to the success of the UFB Initiative. New Chorus and indeed any of the other UFB partners are required to work together to achieve the UFB objective. This provides for the opportunity for New Chorus to form joint ventures or other commercial arrangements with any or all of Ultra Fast Fibre Limited, Northpower Limited or Enable Networks Limited. In addition to its own regions, TCNZ has announced that it intends to engage in partnering discussions with some or all of the other successful fibre companies to evaluate joint venture or other commercial arrangements. In particular, TCNZ intends to engage in partnering discussions with Christchurch City Holdings Limited and its subsidiary Enable, which could result in New Chorus taking up to a 50% stake in a joint venture to service Christchurch and Rangiora.

The Rural Broadband Initiative

On 16 March 2010 the Crown announced its RBI policy with the following objectives:

• to connect 97% of schools to fibre, enabling speeds of at least 100 Mbps, with the remaining 3% to achieve speeds of at least 10 Mbps; and

• to improve coverage of fast broadband services so that 97% of New Zealand households and enterprises are able to access broadband services of 5 Mbps or better, with the remaining 3% to achieve speeds of at least 1 Mbps.

After negotiations with a number of parties the Government announced on 20 April 2011 that it had successfully reached agreements with each of TCNZ and Vodafone for a $285 million infrastructure roll out. The agreements include:

• TCNZ extending its existing fibre network by approximately 3,100 kilometres, with some homes on route being provided with the opportunity of fibre to the premise at urban prices;

• the construction of 154 new fibre-connected cell phone towers and the upgrading of 380 existing cell towers to enable fixed wireless broadband to rural customers, as well as improved mobile coverage;

• an upgrade path to 4G if this is rolled out by Vodafone in the future, which will enable even higher speeds to be offered;

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• the extension of mobile coverage by 6,200 square kilometres to a total of 125,700 square kilometres of rural New Zealand;

• wholesale prices for faster broadband comparable to urban pricing; and

• all competitors to TCNZ and Vodafone being able to access rural broadband infrastructure funded by the government on a non-discriminatory basis.

Under structural separation New Chorus will have the responsibility of delivering RBI to the market with its partner Vodafone. The RBI initiative is not contingent on the Proposed Separation.

5.2 Overview of the CFH Agreements

5.2.1 Coverage, design, deployment obligations and milestones

If the Proposed Separation is approved New Chorus will design and build a fibre network in 24 candidate areas. The fibre build includes the communal infrastructure and the subsequent fibre connection to the premise as dictated by demand. This includes the equipment in the customer’s premises to enable service delivery. Each customer connection will terminate at an Optical Network Terminal (ONT) located inside the customers’ premises. The ONT will provide ethernet ports and phone jacks allowing customers to plug in phones, computers and routers to receive service. The following diagram illustrates the responsibility of New Chorus in a simplified example:

RETAIL SERVICE PROVIDER (RSP)

(including New Telecom)

VOICE SERVICES

INTERNET

IPTV

GAMING

NEW CHORUS

BACKHAUL AND CORE

NETWORKS

Optical

Line

Terminal EXCHANGE

(OLT)

FIBRE

Splitter CABINET

CONSUMER

ONT FIBRE ONT FIBRE ONT FIBRE

As part of the UFB contract, TCNZ has entered into the following principal obligations and commitments to CFH in respect of the New Chorus network build, development and availability:

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• it will be built according to specific build stage milestones and must be completed by 31 December 2019;

• by 31 December 2019 the New Chorus fibre access network must pass approximately 830,900 premises, with around 149,000 premises passed by June 2013 and around 106,000 premises passed each subsequent year until completion;

• the initial deployment from 2012 to 2015 will focus on businesses, schools and health centres and premises within the vicinity of these priority users;

• ensure open access to the New Chorus fibre access network. This will require EOI for Point to Point Layer 1 and shared fibre Layer 1 services from 1 January 2020, and non-discriminatory treatment prior to that time and on other services. New Chorus compliance with these obligations will be supervised by the Commerce Commission; and

• it will be subject to geographic performance milestones which will be set as part of the annual deployment planning process.

5.2.2 Investment Structure

Management estimates that the total cost to deploy the communal elements of the fibre access network across the 24 UFB candidate areas in which New Chorus will partner with the Government will be in the range of $1.4 billion - $1.6 billion over the period of the UFB Network rollout. However, the annual cost will vary from year to year due to variables such as the methodology (e.g. new trenching compared to using existing trenching or aerial deployment) and the general topographic constraints. The Government investment of $929 million will be made available to New Chorus over the UFB Network rollout period and as such it is estimated that New Chorus would be required to fund in the range of $470 million - $670 million for the communal fibre access network over the same period.

In addition, Management estimates that the average cost to connect a premise to the communal fibre access network will be in the range of $900 - $1,100 per premise in real terms. However, within this average, the cost will vary significantly on a premise by premise basis. The cost per premise is affected by variables such as the number of premises that are already connected within the vicinity of the premise, deployment methodology, distance of the premise from the fibre access network and the general topographic constraints. In addition, management expects that the average cost of connection per premise in the early years of deployment will be higher as some elements of the equipment used to connect a single premise can be shared across multiple premises which could connect at a later date.

The CFH Investment will be through equal proportions of structured debt and equity securities (i.e. on each issue date, New Chorus will issue one CFH debt security for every CFH equity security, such that the total face value of each investment by CFH will be 50% equity and 50% debt). New Chorus will also issue warrants to CFH which may be exercised to acquire shares in New Chorus on specified dates. The debt and equity securities and warrants will be issued by New Chorus in tranches on a progressive basis following the issue of call notices, which New Chorus will be eligible to issue upon completion of specific build milestones. The securities have the following characteristics:

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Equity

• no right to vote at meetings of New Chorus’ shareholders;

subordinated to all creditors of New Chorus but rank ahead of New Chorus shareholders, on winding up or liquidation;

• no dividends are payable on the CFH equity securities before 30 June 2025. The dividends after 30 June 2025 will be payable on an increasing proportion of the outstanding CFH equity securities and will equal to the face value times the NZ six month bank rate plus a margin of 6%;

• if the Network Infrastructure Project Agreement (NIPA) is terminated under certain termination events set out in the NIPA, CFH can elect whether to hold the CFH equity securities, redeem the CFH equity securities (at fair value) for an equivalent value of New Chorus shares (issued at a 5% discount) or exchange the CFH equity securities for voting preference shares in New Chorus with, to the extent applicable, the same terms and conditions as the CFH equity securities;

• the portion of equity securities that attract New Chorus dividends will increase over time from 2025. By 2036 (at the latest) all outstanding CFH equity securities will attract dividends;

• the rate of increase in the portion of equity securities upon which dividends are payable accelerates if a 20% end user fibre take up threshold is not passed by 30 June 2020; and

• New Chorus may redeem the equity securities (at face value) at any time for cash or for an equivalent value of New Chorus shares (with the New Chorus shares issued at a 5% discount to market).

Debt

• unsecured and non interest bearing;

• no voting rights;

• New Chorus will be required to repay in full a proportion of the debt securities on issue at certain dates, with the repayment dates determined by the level of fibre uptake at 30 June 2020. The earliest repayment date is 30 June 2025 and the latest 30 June 2036. If end user fibre uptake is less than or equal to 20% at 30 June 2020, the repayment of the debt is accelerated; and

• if the NIPA is terminated under certain termination events, CFH can elect whether to continue to hold the CFH debt securities or require New Chorus to repay these in cash.

Warrants

• the warrants provide CFH with the right to purchase New Chorus shares with the price of New Chorus shares based on a total shareholder return of 16% per annum on New Chorus shares during the specified period;

• the warrants will be issued by New Chorus for nil consideration along with the issue of CFH debt and equity securities; and

• the exercise dates for the CFH warrants correspond to the repayment dates for the CFH debt securities and the dates on which dividends become payable on an increased

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proportion of CFH equity securities, and will therefore be between 2025 and 2036. Therefore, the exercise dates for the CFH warrants will differ according to whether the 20% end user fibre up-take threshold is met at 30 June 2020.

The end user fibre uptake thresholds for the equity and debt securities are defined as the number of premises with a fibre connection in the New Chorus UFB regions, divided by the total number of premises with a fixed line (copper, HFC or fibre) connection in those regions, with multiple dwelling units counting as one premise. New Chorus must achieve an investment credit grade rating within two months following the Proposed Separation date to enable New Chorus to call for the initial tranche of the CFH investment. If this condition is not satisfied the subscription agreement will terminate and New Chorus will be required to pay CFH $11 million as costs reimbursement. TCNZ will self-fund design and build work of the communal network prior to the Proposed Separation.

5.3 Documentation

The UFB transaction documents that TCNZ has entered, or New Chorus will enter, into include:

• the Interim Period Agreement (IPA): this agreement applies from signing and up to the date TCNZ structurally separates. It provides the parties with certain termination rights, break fee obligations (on both TCNZ and CFH), information disclosure obligations and structural separation consultation obligations. It also imposes obligations on New Chorus to adopt the wholesale service standard terms and conditions approved by CFH (following industry consultation), and obligations on TCNZ in relation to new fibre product development and implementation;

• the Network Infrastructure Project Agreement (NIPA): addresses the design, build ownership and operation of the fibre network, terms relating to restrictions on investment in copper services and products, governance of the fibre network business (including New Chorus’ ability to offer new fibre services and fibre products), obligations relating to promotion of fibre and supporting fibre uptake, obligations on TCNZ to hold good faith discussions with the Northpower LFC and the WEL LFC relating to the sale by TCNZ of network assets in return for shares in that LFC, and the circumstances in which CFH can exercise step in management rights in New Chorus or terminate the NIPA. The NIPA term continues through to the later of 31 December 2019 and completion of the build programme;

• the Crown Capitalisation Assurance Letter: contains various assurances from CFH in relation to the funding arrangements it has put in place with the Crown to enable CFH to fulfil its network build funding obligations under the Subscription Agreement;

• the Subscription Agreement: contains the terms on which CFH may (upon receipt of a call notice from New Chorus) be required to subscribe for equity and debt securities in New Chorus, and the terms of those securities, including repayment of the debt securities and the payment of dividends on the equity securities and provides for the issue of warrants to CFH; and

• the Deed of Operational and Governance Undertakings: is given in favour of the Crown and, during the period up to 31 December 2019, imposes restrictions on New Chorus’ Board membership (associated persons of other telecommunications services providers in New Zealand may not be directors of New Chorus) and requires the Crown’s approval for any changes to the Principles for Services and Pricing Schedule of the NIPA.

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New Chorus has undertaken to prioritise investment in fibre and promote the uptake of the fibre network if the Proposed Separation is implemented. TCNZ Retail and Gen-i as dedicated RSPs have committed to progressively offer fibre-based voice and broadband products from the second half of 2012.

5.4 Remedies and Termination

If the Proposed Separation is approved remedies are available to New Chorus if significant changes are made to prices or other key factors of the agreement (e.g. as a result of changes to the prevailing regulatory regime). This ensures that the economic return to New Chorus from entering into the UFB contract can not be impacted by price changes or changes caused by Government intervention outside the control of New Chorus. In both cases compensation is provided to New Chorus via adjustments to its contractual obligations up to a maximum value of $350 million.

Remedies are also available to CFH. The remedies under the various contracts are set out in three layers:

• non performance on building the network;

• non performance on products and services provided through the network (i.e. the network not operating at the designated standard); and

• material breach of the CFH Agreements, the remedies for which include liquidated damages and/or assignment of the network assets to the Crown.

The CFH Agreements specify a range of scenarios where the Agreements may be terminated. The primary termination conditions are summarised as follows:

• if TCNZ shareholders do not, or are unlikely to, approve the Proposed Separation by 1 July 2012;

• if the CFH Agreements are terminated during the interim period CFH will be entitled to $11 million reimbursement from TCNZ, under a specified set of circumstances; and

• if a material breach remains unremedied (for at least 3 months), CFH can terminate the NIPA and CFH can opt to exchange its CFH securities for voting preference shares or ordinary shares and accelerate the repayment of CFH debt securities.

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6. Effect of the Proposed Separation

6.1 Background

If the Proposed Separation is approved by TCNZ shareholders then:

TCNZ demerges forming New Chorus and New Telecom;

New Chorus becomes the CFH partner for UFB over the awarded regions;

CFH invests up to $929 million of new capital through to 1 January 2020. New Chorus will be eligible to call for this investment in stages as various milestones are reached in rolling out fibre in the awarded regions. New Chorus retains limited ability to invest in non fibre access assets throughout this period;

New Chorus becomes New Zealand’s primary fixed access network provider, and remains subject to both a contracted and regulatory environment; and

a significant reset of the regulatory environment occurs (through the separation of TCNZ).

The purpose of this section is to set out the key features of New Chorus and New Telecom as stand alone entities, which will occur if the Proposed Separation is implemented. Further detail on each of New Chorus and New Telecom is set out in the Scheme Booklet.

6.2 Separation Mechanics

The Proposed Separation requires all components of TCNZ to be separated into either New Chorus or New Telecom including human resource, management, fixed and intangible assets, debt, working capital and support services. A large part of the separation mechanics, from an operational perspective, largely occurred between 2008 and 2010. As a consequence of the operational separation, the following key events or frameworks are already in place:

Chorus operates as a separate business, with its own management, employees, contracts and operations;

Chorus operates substantially from its own premises across New Zealand;

each of Chorus, Retail and Wholesale are accounted for separately; and

there are clearly identified arrangements and authorities within TCNZ to ensure the legacy of vertical integration is eliminated as far as possible. Consistent with these arrangements, information sharing between the operationally separated business units is strictly controlled.

In addition to the appropriate allocation of human resource between New Chorus and New Telecom, the evolution from operational separation to structural separation primarily requires the allocation of TCNZ debt, working capital and assets between New Telecom and New Chorus.

Debt

The Proposed Separation provides for an opportunity (and obligation) to recapitalise New Telecom and New Chorus. TCNZ had total net debt (including derivatives) of approximately $2.3 billion as at 30 June 2011. TCNZ has undertaken a debt allocation programme to come into effect if the Proposed Separation is implemented. The programme takes into account the different financial characteristics of New Chorus

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and New Telecom to ensure appropriate starting capital structures for each business. The broad business characteristics of each company that influenced the proposed debt allocation included:

New Chorus

strong, reliable cashflows;

defined asset base in the form of network infrastructure; and

few, generally strong customers (including New Telecom).

New Telecom

opportunities for growth;

operates in competitive market place and therefore exposed to earnings volatility; and

strong market positions (except AAPT).

Importantly, a condition of the CFH funding is that New Chorus has received an investment grade credit rating before the first CFH investment is made and within two months of the Proposed Separation date. TCNZ also needed to ensure that New Chorus had sufficient debt capacity to fund the projected future growth of the company, including the substantial capital expenditure contribution associated with the UFB Initiative. TCNZ is seeking to transfer the majority of the existing debt to New Chorus. The initial net debt (if the Proposed Separation proceeds) in New Chorus is approximately $1,700 million and approximately $750 million to $950 million in New Telecom.

Working Capital

If the Proposed Separation is approved, New Chorus and New Telecom (in conjunction with the debt allocation program above) will commence business with sufficient working capital.

Assets

A summary of the key asset allocations is summarised in the diagram below:

TCNZ

New Chorus

New Telecom

Passive copper network

Mobile network towers, base stations, hardware and software

Fibre access network, with some national transport fibre

PSTN hardware and software

Most ducts and manholes

Some national transport fibre

Majority of exchange buildings

International overseas companies (e.g. AAPT & Southern Cross Cable)

Other assets including software and IT

30 exchange buildings

Access electronics, including DSLAMs and some ethernet aggregation switches

Other assets including software and IT

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New Chorus owned assets to be used by both New Chorus and New Telecom

To avoid the unnecessary duplication of assets, certain assets will be owned by New Chorus and used by both New Chorus and New Telecom. The New Chorus assets to be shared with New Telecom comprise network electronic equipment and buildings.

Network Electronics

New Chorus will grant New Telecom the right to use certain network electronics (to the extent that such equipment is used at the separation date) for the life of that equipment (varying from several months to ten years).

Buildings

The split of assets between New Chorus and New Telecom will result in a majority of exchanges being owned by New Chorus. It is important to note that as a result of operational separation, the majority of the buildings are already under the control of Chorus. The exception to this is the Hillmorton exchange in Christchurch. This will be allocated to New Telecom. New Telecom will retain PSTN (and associated network infrastructure) and will require ongoing access to the PSTN and all other network infrastructure assets and other equipment located within New Chorus’ exchanges. New Telecom will get ongoing rights to other space in New Chorus’ exchanges, for example for the location of mobile and data centre equipment.

New Telecom owned assets to be used by both New Telecom and New Chorus

To avoid the unnecessary duplication of assets, certain assets will be owned by New Telecom and used by both New Telecom and New Chorus. New Telecom’s assets to be shared with New Chorus comprise network electronic equipment and buildings.

Buildings

New Chorus will require ongoing access to exchanges being retained by New Telecom to maintain its own copper and fibre and related network infrastructure (as well as to provide for co-location services for RSPs at these locations if required).

Network Electronics

New Telecom will grant New Chorus the right to use certain network electronics (to the extent that such equipment is used at the separation date) for the life of that equipment (varying from several months to ten years).

Fibre allocation and agreements

Ownership of TCNZ’s existing fibre will be split between New Chorus and New Telecom so that New Telecom will retain ownership of fibre on certain national transport fibre links and backhaul links.

Where TCNZ had an interest (e.g. by way of a licence or otherwise) in fibres owned by third parties, New Chorus and New Telecom shall enter into contractual arrangements to permit access or use of the relevant fibres.

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All existing fibre access rights will be transferred to New Chorus on an “as is” basis and New Telecom accepts that New Chorus’ repair obligations will be subject to those access rights. New Chorus and New Telecom have agreed to enter into a master fibre repair agreement which provides that New Chorus will repair New Telecom’s fibre to agreed minimum specifications where New Telecom’s fibre suffers degradation over its life.

6.3 Transitional and long-term commercial arrangements between New Chorus and New Telecom

Formal agreements are required between New Telecom and New Chorus to address the following aspects:

Transitional Arrangements. Certain services and functions within TCNZ are not easily divisible on a set date and require transitional arrangements to be put in place for up to 31 months. During the transition period New Chorus will pay New Telecom under transitional service arrangements and shared system arrangements; and

Commercial Arrangements. There are numerous areas of interface between New Chorus and New Telecom because assets (including IT systems and network electronics) within TCNZ are needed by both New Chorus and New Telecom to operate. In addition, New Telecom will pay New Chorus for agency services in relation to the sale of New Telecom’s wholesale product portfolio.

A set of principles that are guiding the development of the transitional and long term arrangements between New Chorus and New Telecom have been developed, including:

create two separate and independently sustainable businesses;

avoid any potential cross subsidisation; and

arrangements between the parties on commercial terms.

6.3.1 Transitional arrangements

The services within these arrangements include:

corporate and enterprise capabilities;

site acquisition services; and

network property management services (e.g. power and building engineering services, facility management and security).

As a general framework, these services will be charged on a cost-recovery basis between New Chorus and New Telecom with no profit margin. There is no ability for the recipient to elect to continue receiving the service following the expiry of the transition period. Continuation of the service would require a new agreement between the parties or amendments to the Transitional Services Agreement (but both may have US tax implications).

6.3.2 Commercial Arrangements

The commercial arrangements encompass the commercial terms that determine how New Chorus and New Telecom will transact with each other on an ongoing basis post the Proposed Separation. These include:

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Products/Services New Chorus will supply to all RSPs

New Chorus will supply products and services on commercial terms to all RSPs, including New Telecom. Many of the services provided by New Chorus will be subject to New Chorus’ Deeds of Undertaking, and accordingly they will be provided in accordance with those Deeds.

Services New Chorus will supply exclusively to New Telecom

New Chorus will provide some services exclusively to New Telecom. These services are legacy copper bitstream services and in many cases arise out of New Telecom’s Telecommunication Service Obligations.

Products/Services New Telecom will supply to all customers

New Telecom will supply certain products to all customers, including New Chorus. These will be provided to New Chorus on commercial terms and prices and relate to the current Gen-i services.

6.4 Regulatory Environment under UFB and RBI

6.4.1 Background

The Telecommunications Amendment Act 2011 amended the Telecommunications Act 2001 to provide the framework for the Government’s UFB and RBI initiatives, implements the Government’s TSO reforms, including the introduction of the Telecomunications Development Levy (TDL) and deals with the Proposed Separation. With effect from 1 July 2010 TCNZ no longer receives TSO contributions but instead is required to pay the TDL. The TDL can be used to pay for any TSO charges, development of non-urban telecommunication infrastructure, upgrades to emergency calling and other wide purposes so long as consultation process is followed. The MED estimates that the TDL will impose a burden of $50 million per year on the industry between FY11 and FY16 and $10 million each year thereafter (adjusted for CPI).

Specific changes were made in relation to TCNZ and the Proposed Separation including:

the revoking and replacing the current “three box” operational separation of TCNZ;

removing the IOG;

removing the ownership restrictions on New Telecom;

introducing “line of business” restrictions on New Chorus, prohibiting New Chorus from providing services to end-users;

introducing open access undertakings for New Chorus with respect to its copper and fibre networks and RBI products;

a number of changes to the pricing of key legacy copper services that TCNZ provides, which will be transferred to New Chorus on separation;

providing for a review of TSO obligations in 2013;

the introduction of oversight of the transitional and long term commercial arrangements between New Telecom and New Chorus;

providing for a review of the telecommunications regulatory framework commencing in 2016; and

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- providing the framework and the legislative vehicle for implementing the RBI and UFB Initiative.

The table below highlights the key elements of the regulatory framework that will change if the Proposed Separation is effected:

| Key Regulatory Changes | | | |
|---|---|---|---|
| | **Pre Separation** | **Post Separation** | |
| | **TCNZ** | **New Telecom** | **New Chorus** |
| Operational Separation Undertakings "3 box" model | Yes | N/A | N/A |
| Accounting Separation | Yes[25] | No | No |
| Independent Oversight Group | Yes | No | No |
| Ownership restrictions | Yes | No | Yes |
| Open access undertakings[26] | N/A | No | Yes |
| TSO obligations | Yes | Yes | Yes |
| Line of business restrictions | No | No[27] | Yes |
| Oversight of transitional and long-term sharing arrangements between New Chorus and New Telecom | N/A | Yes | Yes |

If the Proposed Separation does not proceed, the provisions of the Telecommunications Amendment Act that relate to the Proposed Separation will not take effect, other than the removal of accounting separation, changes to the TSO and the changes to accommodate the RBI Initiative.

### *TSO Changes*

The Telecommunications Amendment Act 2011 implements a number of TSO policy changes including amendments to the methodology used to assess the compensation for meeting its TSO obligations. The Government expects that, based on this new methodology, TCNZ's TSO loss will be zero. Under structural separation there will be separate TSO deeds that effectively split the current obligations with:

- New Chorus, to ensure it keeps providing TSO services on its network (i.e. it is required to maintain lines and coverage obligations); and
- New Telecom, to ensure it keeps providing a retail local residential telephone service at capped retail prices, free local and emergency calling.

No new obligations have been placed on the structurally separated entities.

25 Recently removed by the Telecommunications Amendment Act

26 The new open access deeds of undertakings are primarily focused on holding the principles of non-discrimination and equivalence.

27 There is a transitional line of business restriction prohibiting New Telecom from purchasing UCLL for three years.

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Asset and system sharing

Where there is sharing of assets and systems between New Chorus and New Telecom the Telecommunications Amendment Act provides for:

an oversight mechanism by the Commerce Commission to ensure that the arrangements:

- are recorded in writing;

- are at arm’s length;

- are unlikely to harm competition in telecommunications market; and

- protect confidential commercial and customer information;

obligations to retain information for the purpose of enabling the Commission to monitor compliance; and

the requirement for New Chorus to commit to a reasonable timeframe to transition to the end of the sharing arrangements.

Allocation of assets

The allocation of TCNZ’s assets between New Chorus and New Telecom has been determined by TCNZ as part of its UFB proposal. The Act sets out a requirement for an Asset Allocation Plan, approved by the Minister and for the Proposed Separation to be carried out in effect with that plan. On 30 August 2011, the Minister approved the Asset Allocation Plan.

Tax provisions

The Proposed Separation will require the transfer of certain assets and liabilities from TCNZ to New Chorus. In the case of assets and any liabilities (excluding EMTN liabilities and related derivatives) transferred to New Chorus, provisions in the Telecommunications Act 2001 will ensure a tax neutral outcome (that is, that the transfer to New Chorus should not result in any tax cost or tax advantage to TCNZ and New Chorus). A binding ruling has been sought from the Inland Revenue confirming this interpretation. The most significant tax issue to TCNZ from the transfer of assets to New Chorus would be that to the extent the value of fixed (i.e depreciable) assets transferred to New Chorus exceeds their tax book value, depreciation expense previously claimed by TCNZ would be recaptured, resulting in potentially significant levels of assessable income to TCNZ. The Telecommunications Act tax provisions address this issue by providing rollover relief in respect of those depreciable assets (i.e. no depreciation recapture is recognised by TCNZ, and New Chorus inherits the tax book value of the assets and can continue to depreciate them as if it were TCNZ).

The restructuring of borrowings under the TCNZ EMTN programme (and related derivatives) will be undertaken as a consequence of the Proposed Separation. The tax consequences of those restructuring steps (rather than the tax consequences prescribed by the Telecommunications Act tax provisions) will apply, and a binding ruling has been sought from Inland Revenue confirming those tax consequences.

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6.4.2 Impact on New Chorus

New Chorus will remain under a stringent regulatory regime focused on non-discrimination and equivalence obligations through copper and fibre undertakings and the contractual regime arising from entering into the CFH Agreements.

Line of Business Restrictions

Under the Act the following business line restrictions will apply:

New Chorus and the other LFCs can only operate as wholesale operators, and not sell services directly to end-users;

New Chorus is prohibited from participating in services above Layer 2 and from being able to sell services that link two or more end customer sites; and

New Telecom is subject to a transitional business line restriction. It will be prohibited from purchasing UCLL from New Chorus for three years following the Proposed Separation. New Telecom, through its market share in fixed line access, has the scale to make unbundling a large portion of the New Chorus network economical. If this was permitted it would reduce the demand for fibre services in the short to medium term as New Telecom would want to drive its own layer 2 services over copper to maximise the return on its investment. This business line restriction also offers some protection for the RSPs who have invested in unbundling over the last three years. New Telecom will be permitted to purchase broadband and UBA services immediately post separation. There are no other business line restrictions on New Telecom.

UFB Deployment period and UFB network unbundling

To be able to offer prices that are competitive with the current copper network from the outset, companies that supply services through the UFB (i.e. the partners to CFH) require some certainty that prices negotiated and regulatory terms and pricing regimes will not change during the period in which the fibre network is being built (UFB Deployment Period). To provide comfort the Act provides:

contractual mechanisms between CFH and the UFB partners, which will apply if the Commission regulates prices lower than the prices set in the CFH Agreements over the build period (see Section 6.5.3 for New Chorus’ contract prices). If a pricing change occurs, remedies will be available to CFH partners; and

that the Commission is unable to require unbundling of the UFB network before 31 December 2019.

Copper and Fibre Deeds of Undertaking

If the Proposed Separation is approved, the Undertakings will be revoked on separation and replaced with the:

Copper Deed of Undertaking: the obligation on New Chorus to supply the existing regulated services (UCLL, UCLL co-location and UCLL backhaul services) using the legacy copper access network on a equivalence of inputs and non-discriminatory basis. The existing milestones will be removed which include the PSTN migration milestones;

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Fibre Deed of Undertaking: New Chorus must achieve non-discrimination, consistent with the copper Undertakings, in relation to the supply of wholesale services that are provided using, or that provides access to, unbundled elements of the fibre network. New Chorus is also obliged to ensure that it designs, builds and operates the UFB fibre network in a way that enables and achieves equivalence in relation to the supply of unbundled layer 1 services on and after 1 January 2020; and

RBI Deed of Undertaking: New Chorus must achieve non-discrimination in relation to the supply of RBI services. The RBI service is required to be provided on an EOI basis when it is delivered over a network regulated by Copper or Fibre Deed undertakings. The RBI Undertakings also include, amongst other things, provision for reporting breaches.

Copper prices

The main impacts on copper-based regulated services are:

the UBA price will be “frozen” for UBA services taken at the Proposed Separation date. The price will be determined as the lower of the price at the Proposed Separation date or 30 June 2011 based on the current retail-minus methodology and frozen for three years following the Proposed Separation. For new instances of the naked UBA service, the price will include the geographically averaged UCLL price;

for three years following the Proposed Separation, the regulated pricing methodology for the UBA service will change from a retail-minus approach to a cost-based approach. This is necessary as post-separation New Chorus as the provider of the UBA service would not provide a retail service from which a ‘retail-minus’ price could be derived; and

the regulated pricing methodology for the UCLL service will change from a nationally de-averaged pricing basis (where rural prices are more expensive than urban prices) to a nationally averaged pricing basis (a single price nationally). This change will not occur until three years following the Proposed Separation. The Act provides the Commission with the discretion to decide its approach to producing an averaged UCLL.

Kiwi share and ownership restrictions

The Kiwi Share will be converted to an ordinary share prior to the Proposed Separation occurring. The ownership restrictions currently embodied in the Kiwi Share will not apply to New Telecom. Equivalent ownership restrictions to those previously applying to TCNZ will apply to New Chorus. Those restrictions include:

the board and the Crown’s consent is required before a person acquires a relevant interest (which includes a beneficial interest) in 10% or more of New Chorus shares; and

a person who is not a New Zealand national may not acquire a relevant interest in more than 49.9% of New Chorus shares without board and the Crown’s consent.

Under the terms of a Deed relating to certain operational and governance Undertakings to be entered into between the Crown and New Chorus, New Chorus is prohibited from amending or removing certain provisions in the constitution of New Chorus giving effect to these ownership restrictions. These ownership restrictions effectively remove any “takeover premium” from the New Chorus share price. New Telecom has no such restrictions.

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6.4.3 Impact on New Telecom

New Telecom, with some exceptions, will become largely unregulated in the fixed network space.

New Telecom retains the existing mobile regulation.

6.5 New Chorus

6.5.1 Business Overview

If the Proposed Separation is implemented, New Chorus will be New Zealand’s largest telecommunications utility business and the owner and operator of fixed line access network infrastructure, comprising local telephone exchanges and copper and fibre cables connecting approximately 1.8 million New Zealand homes and businesses. Its primary business functions will comprise:

providing layer 1 and 2 wholesale local access network fibre and copper services to RSPs;

being CFH’s partner in the roll out of fibre infrastructure in 24 of the 33 UFB regions, covering 70% of the UFB coverage area;

being responsible for the deployment of the RBI initiative, alongside Vodafone;

selling open access and non-discriminatory (exactly the same price and technical specification) services to its customers;

connecting end users and installing certain equipment in their premises; and

managing its copper and fibre network through provision of installation, maintenance and repair services.

New Chorus’ local access network will consist of 602 telephone exchanges, 11,430 cabinets, approximately 130,000 km of copper cables and 27,600 km of fibre.

6.5.2 Products and Services

New Chorus’ products and services broadly comprise of:

regulated and commercial Layer 1 (physical) products;

regulated and some commercial Layer 2 (bitstream) products that are currently offered though TCNZ Wholesale; and

new fibre based Layer 1 and 2 services that will be developed specifically for the purposes of supporting the new UFB network.

The vast majority of these products and services must be supplied to all RSPs on an open access and non-discriminatory basis. New Chorus’ products and services can be grouped into the following five distinct product portfolios:

Copper Access Products

New Chorus will offer a range of Layer 1 and Layer 2 copper based access products. Many of the products and services in this portfolio are regulated and are governed by a STD that sets both the price and non price terms which will continue post separation. Some of the key services provided are:

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UCLL and SLU. UCLL allows RSPs to deliver their own phone and broadband services over copper;

Sub Loop Extension Service (SLES). This service allows RSPs to connect a Sub Loop UCLL line from the cabinet to the telephone exchange to enable them to continue to offer phone and broadband service from the exchange in areas that have been cabinetised, primarily as a result of the FTTN programme; and

UBA and Enhanced Unbundled Bitstream Access (EUBA). Layer 2 Broadband services, delivered via New Chorus owned broadband equipment located in exchanges and cabinets.

Fibre Access Products

New Chorus’ fibre offering will include:

a broad range of both Layer 1 and Layer 2 fibre access products that will be delivered over both the existing New Chorus fibre network and the new UFB and RBI networks; and

a range of additional services will be provided allowing RSPs to differentiate their offerings in the market.

Backhaul Products

New Chorus will offer a range of both Layer 1 and Layer 2 products that aggregate and transport RSPs customers’ traffic as required. New Chorus, under the UFB Initiative, will also provide a range of high speed backhaul.

Co-location Products

Co-location products allow RSPs to rent space at New Chorus’ premises (mainly exchanges and cabinets) enabling them to house telecommunication, and in some cases IT equipment.

Field Services Products

New Chorus has over 2,000 contracted field technicians that undertake a range of network provisioning, maintenance and build activities on behalf of RSPs. New Chorus will also offer new services designed to support end customer premises to fully leverage the new fibre network (e.g. home installation and configuration of home networks).

6.5.3 CFH Agreements Fibre Pricing

Layer 1 and Layer 2 services28 will be available to the corporate market from the end of 2011. Layer 2 services will be available to the residential market until 2020, after which Layer 1 services will also be offered. The following table summarises New Chorus’ contract prices as defined under the CFH Agreements:

28 Layer 1 services only provide access to the fibre. This is known as dark fibre because it doesn’t have electronics at either end. Layer 2 services provide the electronics that enables data to be transferred across the network.

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| New Chorus – CFH Agreements Prices | | | |
|---|---|---|---|
| **Product** | **Upstream and Downstream Speeds** | **Committed Information Rate (CIR)** | **Pricing at Commencement (excl. GST)** |
| Entry Level Consumer | 30 Mbps Downstream/ 10 Mbps Upstream | 2.5 Mbps Symmetrical | $37.50 |
| Entry Level Consumer & HD Video[29] | 10 Mbps Downstream only | - | $5.00 (2nd channel $2.50) |
| Household 100Mbps | 100Mbps Downstream/ 50 Mbps Upstream | 7.5 Mbps down, 2.5 Mbps up | $55.00 |
| Business | 100Mbps Downstream/ 100 Mbps Upstream | Purchase CIR/ EIR[30] in increments to suit consumer need | $380, plus CIR and EIR |
| Premium Business | 1 Gbps Downstream/ 1 Gbps Upstream | Purchase CIR/ EIR in increments to suit customer needs | $455, plus CIR and EIR |
| Layer 1- Direct Fibre Access Point to Point | - | - | $355.00 |

New Chorus will be required to connect standard residential customers at no charge. Fees will apply to business connections and non-standard residential customers.

The CFH contracted fibre prices are comparable to the existing regulated Chorus' copper broadband services. The equivalent entry-level broadband copper product (i.e. Chorus' UBA service) is approximately $44.59[31] per month in urban areas, which is slightly more expensive than the entry-level consumer fibre price of $37.50 per month. The comparable pricing of copper and fibre assists in removing the price barrier to encourage RSPs to drive fibre uptake.

### 6.5.4 Customers

The New Chorus customer base will comprise telecommunication RSPs as well as smaller ISPs, Systems Integrators or Resellers. 123 TCNZ exchanges and more than 93,000 lines have been unbundled so far to a range of competitors. New Telecom will be New Chorus' largest customer accounting for a significant majority of the revenues of New Chorus. New Chorus will also:

- act as New Telecom's agent in providing services such as PSTN resale; and
- provide services to radio operators, or companies that have wireless requirements.

New Chorus will be prohibited from providing services to retail end-users such as consumers, SMEs and corporates.

29 The price of HD video is an additional cost to the entry level consumer plan (i.e.$37.50 plus $5.00 for 1 channel)

30 EIR: Excess Information Rate

31 Commerce Commission – 9 September 2011 Draft Review of Prices for UCLL.

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### 6.5.5 Pro forma Financial Performance

The pro forma financial performance of New Chorus for the year ended 30 June 2011 is shown in the table below:

| New Chorus – Pro Forma Financial Performance (NZ$ millions) | | | | | |
|---|---|---|---|---|---|
| | 2011 Special Purpose Accounts | Capital Structure | Separation Arrangements | New Products and Services | Pro forma |
| Operating revenues | 1,133 | - | - | (83) | 1,050 |
| Total expenses | (424) | - | 70 | (20) | (374) |
| **Normalised EBITDA** | **709** | **-** | **70** | **(103)** | **676** |
| Other expenses | (28) | - | - | - | (28) |
| Asset Impairments | (42) | - | - | - | (42) |
| **Reported EBITDA** | **639** | **-** | **70** | **(103)** | **606** |
| Depreciation & Amortisation | (243) | - | (70) | (7) | (320) |
| **EBIT** | **396** | **-** | **-** | **(110)** | **286** |
| Net Finance expense | - | (92) | - | (10) | (102) |
| Income tax expense | (120) | 28 | - | 36 | (56) |
| **Net earnings** | **276** | **(64)** | **-** | **(84)** | **128** |

The pro forma Income Statement for New Chorus has been prepared as if the Proposed Separation had occurred on 1 July 2010. TCNZ management noted in the Scheme Booklet that the pro forma accounts "do not purport to represent the financial performance and cash flows that would have occurred had New Chorus been a standalone legal entity" during the year ended 30 June 2011. The pro forma accounts reflect an allocation of revenues, expenses, assets and liabilities of TCNZ between New Telecom and New Chorus for the year ended 30 June 2011 as if the separation had occurred. The following adjustments reflected in the table above were made to the Special Purpose Statement of Financial Performance of New Chorus for the year ended 30 June 2011:

- a decrease in pro forma revenues is due to:
  - the replacement of certain legacy regulated products and services relating to both access line and co-location services have been combined into a new "Baseband" service at the same price as averaged UCLL; and
  - the provision of co-location services to New Telecom being accounted for as finance leases as opposed to revenue and expenses;
- one-off costs of $6 million in relation the UFB proposal, $22 million in relation to the Canterbury earthquakes and an impairment charge of $42 million on copper-based regulatory assets have been backed out of the pro forma accounts to derive normalised pro forma EBITDA;
- pro forma operating expenses are lower due to New Chorus owning assets and not having to pay TCNZ for the right to use the assets. The decrease in operating assets has been offset

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by an increase in pro forma depreciation due to an increase in fixed and intangible assets; and

- pro forma interest expense has increased due to drawings under the New Chorus Bridge facility and finance lease expenses in relation to Network Assets owned by New Telecom.

### 6.5.6 Pro Forma Financial Position

The pro forma financial position of New Chorus as at 30 June 2011 is outlined in the table below:

| New Chorus – Pro Forma Financial Position (NZ$ millions) | | | | | |
|---|---|---|---|---|---|
| | 2011 Special Purpose Accounts | Capital Structure | Separation Arrangements | New Products & Services | Pro forma |
| Receivables & prepayments | 122 | - | (111) | - | 11 |
| **Total current assets** | **122** | **-** | **(111)** | **-** | **11** |
| Property, plant & equipment & intangibles | 2,081 | - | 197 | 147 | 2,425 |
| **Total non-current assets** | **2,081** | **-** | **197** | **147** | **2,425** |
| **Total assets** | **2,203** | **-** | **86** | **147** | **2,436** |
| Accounts payable, accruals, provisions, short term derivative liabilities and taxation payable | 156 | - | (111) | 9 | 54 |
| Debt due in one year | - | 1,700 | - | - | 1,700 |
| **Total current liabilities** | **156** | **1,700** | **(111)** | **9** | **1,754** |
| Deferred tax liability | 126 | - | 25 | 12 | 163 |
| Long-term payables & provisions | - | - | - | 97 | 97 |
| **Total non-current liabilities** | **126** | **-** | **25** | **109** | **260** |
| **Total liabilities** | **282** | **1,700** | **(86)** | **118** | **2,014** |
| **Total equity** | **1,921** | **(1,700)** | **172** | **29** | **422** |

The following adjustments reflected in the table above were made to the Special Purpose Statement of Financial Position of New Chorus for the year ended 30 June 2011:

- the increase in debt of $1.7 billion relates to drawings under the New Chorus Bridge Facility;
- the reduction in receivables and prepayments, and accounts payable, accruals and provisions reflects that the majority of these assets and liabilities allocated to New Chorus in the Special Purpose accounts which will not transfer to New Chorus upon separation;
- the $197 million increase in property, plant and intangibles reflects assets that will be transferred from New Telecom to New Chorus under the Asset Allocation Plan; and

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the increase in short and long term payables is due to the recognition of the finance lease with New Telecom relating to the assets leased to New Chorus.

6.5.7 Drivers to UFB uptake and future trends

The uptake of fibre internationally (where it is available) has been varied. The primary drivers to uptake have included:

prices and consumer bundles. Research32 suggests that most residential customers are unwilling to pay a premium for a faster connection. The price and composition of various fibre bundles will be a key determinant to fibre take up (i.e. speeds, data caps and bundling with other services such as mobile, fixed voice and high definition television (HDTV)).

Globally, there is evidence of fibre operators offering a wide range of services as they seek to drive fibre uptake. This often involves replicating products that are available on alternative technologies (e.g. the current UBA and EUBA copper products);

the regulation, availability and pricing of alternative networks and services. If wholesale copper prices fall (post November 2014 under the proposed regulatory regime) retailers may prefer to retain customers on the existing copper network in order to extract additional margin from their customer bases. This will likely reduce fibre uptake, particularly in areas where very-high-bitrate DSL (VDSL)33 services are being offered at competitive prices. If prices and service offerings remain competitive across a range of services (ADSL, VDSL, HFC and mobile data), there will not be a compelling reason for customers to migrate to a fibre network. The licensing of low frequency mobile spectrum to enable LTE/4G services may also be a barrier to fibre uptake as it may lead to an increase in fixed to mobile substitution;

applications and services. Although a faster internet connection enables consumers to consume new applications and services, there has to be services available and a demand for such services. New Zealand’s existing network capability is considered to be capable of meeting most existing consumer’s needs, which typically involve low intensive activities such as web browsing (i.e reading news, online banking, social networking) and email. In the United States fewer than 50% of broadband users have ever engaged in bandwidth intensive activities such as playing games online or downloading or streaming video34, all of which typically require speeds less than 10 Mbps. The following diagram provides an example of product offerings available at differing speeds. When considering that the majority of the services below are not commercially available it is difficult to envisage a high uptake of top speed fibre products (i.e. above 30 Mbits/s) in the mass market in the short term:

32 Structural Separation and Prospects for Welfare-Enhancing Price Discrimination in a New ‘Natural Monopoly, Network (New Zealand Institute for the Study of Competition and Regulation).

33 VDSL services are capable of delivering speeds of approximately 100Mbps. TelstraClear already offer VDSL in some regions with speeds of up to 30 Mbit/s symmetricalupstream and 7 Mbps downstream.

34 Structural Separation and Prospects for Welfare-Enhancing Price Discrimination in a New ‘Natural Monopoly, Network (New Zealand Institute for the Study of Competition and Regulation).

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Speed

Fibre increasingly dominant

200 Mbps + Fibre

Advanced application hosting

Full scale 3D world emulation

100 – 150 Mbps Late VDSL Fibre

Basic remote application hosting

Full scale entertainment solution (3D perspective, HD interactive)

20 – 50 Mbps Late VDSL Early Fibre

Full service IPTV Rendered 3D world

1 -2 Mbps ADSL Wireless

Video streaming Basic 3D worlds Video on Demand

1 -2 Mbps DSL Wireless

Advanced web browsing Music Sharing

Time

Source: National Broadband Network Australia

One of the key services driving fibre uptake internationally is Internet Protocol Television (IPTV) and HDTV. A key issue in New Zealand is the ability for RSPs to get access to content to deliver services that will attract customers. Vodafone and TCNZ both have wholesale agreements with SKY Television, which if appropriate agreements could be negotiated would encourage new services to be delivered over the unfolding UFB network and the existing copper network. The Commerce Commission has stated that it will include content arrangements in its review into potential barriers to broadband uptake. The outcome of this investigation may lead to regulation of Sky’s content to enable RSPs to bundle their own content offering with a selection of SKY services. The United Kingdom’s communications and competition regulatory authority (Ofcom) has recently determined that BSkyB Limited (the equivalent of New Zealand’s Sky TV in the UK) must offer Sky Sports 1 and 2 to retailers on platforms other than BSkyB. In 2010 Ofcom has also intervened on the wholesale price that BSkyB was charging its competitors such as Virgin and BT for sport channels. This resulted in BSkyB lowering the wholesale price of sports channels by 23.4%35;

FMS. FMS is where a customer moves from using a fixed line network to using a wireless network for both voice and data. Mobile data has grown significantly over the past two years in New Zealand, consistent with international trends. New Zealand’s current fixed to mobile substitution proportion is estimated to be approximately 5%36, which is significantly lower than other FMS rates observed. This is due to a range of unique characteristics in the New Zealand telecommunications market, which includes free local calling. The following table provides a comparison of FMS37 rates in Europe and the rate of change:

35 Ofcom: Delivering consumer benefits in Pay TV.

36 TCNZ Management.

37 The FMS rates shown in the table are telephone access substitution rather than direct broadband substitution (i.e. the end user may have Naked DSL). These “voice” FMS rates provide an indication of the degree of “broadband” substitution in each country.

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| Fixed to Mobile Substitution Proportion in Europe | | | |
|---|---|---|---|
| | 2008 | 2009 | 2010 |
| Austria | 38% | 45% | 47% |
| Belgium | 32% | 35% | 34% |
| Denmark | 22% | 32% | 44% |
| Finland | 61% | 71% | 78% |
| France | 16% | 11% | 13% |
| Germany | 11% | 11% | 12% |
| Greece | 16% | 19% | 15% |
| Ireland | 20% | 28% | 35% |
| Italy | 37% | 32% | 34% |
| Luxembourg | 5% | 9% | 10% |
| Netherlands | 9% | 11% | 11% |
| Portugal | 48% | 41% | 34% |
| Spain | 25% | 29% | 31% |
| Sweden | 3% | 1% | 2% |
| United Kingdom | 15% | 20% | 17% |
| **EU15 Median (excluding Finland)** | **18%** | **24%** | **24%** |

*Source: EuroBarometer – E-Communications Household Survey – July 2011*

The mitigating factor for high FMS is the practical experience, which suggests that fixed lines will always be more reliable and faster than a mobile service given comparable pricing. RSPs may look to entrench the fixed line into consumer's premises by utilising fixed lines' speed through innovation (i.e. services such as HDTV described above) and using fixed mobile convergence. Fixed mobile convergence refers to the ability of telecommunications companies to provide their customers with services that interact with and use both the fixed and mobile networks.

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6.6 New Telecom

6.6.1 Business Overview

If the Proposed Separation is approved New Telecom will serve the retail and commercial wholesale markets through the following divisions:

Telecom Retail. TCNZ’s retail business unit provides mass-market products, services and support to consumer customers as well as to the small and medium-sized enterprise (SME) market in New Zealand;

Gen-i. Gen-i integrates IT and telecommunications services to provide converged ICT solutions for business clients across New Zealand and Australia;

AAPT. AAPT is an Australian telecommunications provider than owns and operates its own national voice and data network;

International. International delivers integrated telecommunications services between New Zealand, Australia and the rest of the world, by providing international voice, mobile, value added calling and international transit services to carriers and offshore telecommunications providers; and

Wholesale. Wholesale will offer commercial wholesale services, excluding the Layer 2 services provided by New Chorus under the CFH Agreements.

6.6.2 Products and Services

New Telecom’s products and services broadly comprise of:

fixed telephone access and calling (local, national, mobile and international);

mobile voice, text and data;

supplementary mass market services (e.g. voice message, call waiting, email and virus protection);

broadband and internet;

digital television under the TiVo® service offering;

business and corporate fixed line data solutions; and

converged ICT solutions.

New Telecom’s products and services can be grouped into the following divisions:

New Telecom Retail

New Telecom Retail will be a full service provider providing an array of services including fixed line calling and access products, broadband, dial-up, mobile voice and data, messaging, multimedia services and other supplementary services. New Telecom Retail’s division will serve the New Zealand’s residential and SME markets. In the residential and SME market New Telecom Retail will continue to offer bundled offerings which often includes combining calling, broadband and fixed line rentals for a set monthly price, often combined with TCNZ mobile offerings.

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Gen-i

Gen-i will continue to provide the following ICT services:

managed voice services: network-based voice products and services, including hosted call centre solutions, IP-based networks, IP telephony and video conferencing;

managed mobile and data services;

managed IT services: customer infrastructure (e.g. desktop and end-user devices), managed storage and security services, hosting and application development and support;

IT outsourcing: managing a range of the above solutions on behalf of the customer either on the customers’ or Gen-i’s premises;

procurement of hardware and software including software and contract management services; and

professional services.

These services are supported by access to TCNZ’s infrastructure in both New Zealand and Australia.

AAPT

AAPT currently provides a range of data, internet, voice and mobile telecommunications solutions to Australian business and wholesale customers.

International

New Telecom’s International division’s core services will be:

Traditional Voice: the management of New Zealand and Australian originated traffic minutes plus reciprocal traffic and other value added services relating to this, including operator services and home direct calling; and

Carrier Services: the provision of international voice service products specific to the needs of international, wholesale and retail customers across fixed line, cable and mobile operators.

Commercial Wholesale

New Telecom will offer commercial wholesale services, excluding the Layer 2 services provided by New Chorus under the CFH Agreements, including:

MVNO agreements to use its CDMA and WCDMA mobile networks;

interconnection services (i.e the ability to connect end-users on one network to other networks); and

data and backhaul services.

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6.6.3 Customers

New Telecom will serve the retail market (consumer, SME, corporate and enterprise) as well as wholesale markets. New Telecom’s revenue will be generated from (approximately):

1.0 million fixed line residential and SME customers;

2.0 million mobile connections. New Telecom will provide mobile services to customers, both on-account and prepaid, on both TCNZ’s CDMA and XT mobile networks;

800,000 fixed and mobile broadband end users;

100,000 dial-up end users;

Gen-i which currently serves 3,000 business clients in New Zealand and Australia;

AAPT’s wholesale and business customers; and

commercial wholesale customers (e.g MVNO customers).

6.6.4 Investment Attributes

New Telecom

If the Proposed Separation is approved the key investment attributes of New Telecom are:

New Telecom will own the PSTN. A significant proportion of telecommunication revenues come from fixed line calling revenues and it will develop strategies to retain this revenue. New Telecom, using New Chorus as an agent, is expected to have to continue to wholesale a POTS line service for quite some time to allow competitors to continue to bundle voice and data services;

New Telecom will own the existing TCNZ mobile network and could aggressively pursue fixed to mobile substitution;

New Telecom has the only full service offering for the corporate market. TelstraClear does not have its own mobile network (it resells the Vodafone network) and Vodafone is primarily mobile only;

New Telecom will have a strong billing relationship with a very large segment of the market;

from the date of separation New Telecom will be the incumbent retail provider of fixed broadband in New Zealand. As it is generally regarded as being cheaper to retain a customer than acquire one, New Telecom may create value bundles with fibre or VDSL services to retain high value customers by locking them into a term contract. If New Chorus’ fibre and VDSL pricing is competitive with existing UBA services then New Telecom may be very aggressive with this strategy, as will its competitors; and

there is a natural conflict between retail and wholesale divisions in a business. Severing these ties and not being constrained by legacy network ownership will allow the retail business to pursue best of breed technologies. Conceivably New Telecom could buy wholesale services from other providers or develop in-house capability for its own customers which it is not compelled to make available on a wholesale basis to its competitors.

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6.6.5 Pro forma Financial Performance

The pro forma financial performance of New Telecom for the year ended 30 June 2011 is shown in the table below:

New Telecom – Pro Forma Financial Performance (NZ$ millions)

2011 Special Purpose Accounts

Capital Structure

Separation Arrangements

New Products & Services

Pro forma

Operating revenues 4,951 - - 97 5,048

Operating expenses (3,864) - (70) 6 (3,928)

Normalised EBITDA 1,087 - (70) 103 1,120

Other gains 23 - - - 23

Other expenses (43) - - - (43)

Asset impairment (215) - - - (215)

Reported EBITDA 852 - (70) 103 885

Depreciation & amortisation (784) - 70 4 (710)

EBIT 68 - - 107 175

Net finance expense (188) 140 - 10 (38)

Share of associates 1 - - - 1

Income tax expense 9 (42) - (35) (68)

Net earnings (110) 98 - 82 70

The pro forma Income Statement for New Telecom has been prepared as if the Separation had taken place on 1 July 2010. The pro forma accounts reflect an allocation of revenues, expenses, assets and liabilities of the actual results of TCNZ between New Telecom and New Chorus for the year ended 30 June 2011 on the basis that the separation had occurred on 1 July 2010. The following adjustments reflected in the table above were made to the Special Purpose Statement of Financial Performance of New Telecom for the year ended 30 June 2011:

pro forma revenues are $97 million higher as a result of incorporating the new products and services that New Telecom will sell to New Chorus from the separation date;

pro forma depreciation is $74 million lower due to the transfer of network assets to New Chorus;

pro forma interest expense decrease by $150 million as a significant portion of the existing debt is transferred to New Chorus; and

one-off costs of $23 million in relation to the UFB proposal, $20 million in relation to the Canterbury earthquakes, a $215 million impairment provision on copper-based regulatory assets and a gain on sale of $23 million have been backed out of the pro forma accounts to derive normalised pro forma EBITDA.

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### 6.6.6 Pro Forma Financial Position

The pro forma financial position of New Telecom as at 30 June 2011 is outlined in the table below:

| New Telecom – Pro Forma Financial Position (NZ$ millions) | | | | | |
|---|---|---|---|---|---|
| | 2011 Special Purpose Accounts | Capital Structure | Separation Arrangements | New Products & Services | Pro forma |
| Cash and cash collateral | 434 | (110) | - | - | 324 |
| Receivables, prepayments, inventories & short term derivatives | 744 | - | 14 | 9 | 767 |
| **Total current assets** | **1,178** | **(110)** | **14** | **9** | **1,091** |
| Long-term investments | 125 | - | - | - | 125 |
| Long-term receivables & derivatives | 84 | (40) | - | 97 | 141 |
| Property, plant & equipment & intangibles | 2,905 | - | (197) | (32) | 2,676 |
| **Total non-current assets:** | **3,114** | **(40)** | **(197)** | **65** | **2,942** |
| **Total Assets** | **4,292** | **(150)** | **(183)** | **74** | **4,033** |
| Accounts payable, accruals, provisions, short term derivatives & taxation payable | 1,340 | (348) | 14 | - | 1,006 |
| Debt due in one year | 397 | 143 | - | - | 540 |
| **Total current liabilities** | **1,737** | **(205)** | **14** | **-** | **1,546** |
| Deferred tax liability | 100 | - | (25) | 21 | 96 |
| Long-term derivative liabilities | 330 | (325) | - | - | 5 |
| Long-term payables & provisions | 35 | - | - | - | 35 |
| Long-term debt | 1,700 | (1,162) | - | - | 538 |
| **Total non-current liabilities** | **2,165** | **(1,487)** | **(25)** | **21** | **674** |
| **Total liabilities** | **3,902** | **(1,692)** | **(11)** | **21** | **2,220** |
| **Total equity** | **390** | **1,542** | **(172)** | **53** | **1,813** |

The following adjustments reflected in the table above were made to the Special Purpose Statement of Financial Position of New Telecom for the year ended 30 June 2011:

- the decrease in cash collated reflects that collateral is no longer required and has been used to redeem EMTN bonds and fund the close out of the derivatives;
- the increase in current receivables, prepayments, inventories and short term derivative assets is $23 million higher due to:
  - $14 million of current assets that will not transfer to New Chorus on the Proposed Separation date, but have been included in the Asset Allocation Plan; and
  - $9 million associated with the recognition of short term finance lease receivables from entering the Network Asset Arrangements with New Chorus;

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the increase in long term receivables and derivative assets is $57 million higher due to:

- the close out of $40 million of derivatives relating to the Swiss Franc EMTN; and

- $97 million associated with the recognition of long term finance lease receivables from entering the Network Asset Arrangements with New Chorus;

the decrease in fixed assets of $197 million reflects fixed assets and intangibles transferred to New Chorus;

the decrease of $32 million in property, plant and intangible assets reflects the net of $74 million of equipment to be leased to New Chorus and $42 million of New Chorus owned buildings being leased to New Telecom;

the decrease in accounts payable, accruals and provisions of $334 million is due to:

- a $348 million decrease, primarily due to the close out of short term derivative liabilities; and

- a $14 million increase due to balances allocated to New Chorus in the special purpose financial accounts that will not transfer to New Chorus as per the Asset Allocation Plan;

the net increase of $143 million to debt due within one year reflects the redemption of the US dollar EMTN, which is more than offset by the issuance of commercial paper;

pro forma long term derivative liabilities are $325 million lower due to the close out of the derivatives hedging the EMTNs; and

pro forma long term debt is $1,162 lower due to the redemption of the EMTNs.

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7. Evaluation of the Proposed Separation

7.1 Background for Proposed Separation

The announcement of the UFB Initiative and the progression to awarding regional contracts signalled a permanent change in the structure of the New Zealand telecommunications industry. The announcement indicated that the Crown was committed to a long-term investment in fibre telecommunications infrastructure accessible to the majority of the population.

TCNZ has entered into a contract with CFH on terms that it considers are advantageous and financially beneficial to its shareholders. The separation of TCNZ into New Telecom and New Chorus is a condition under the CFH Agreements. There are two aspects to the Proposed Separation:

entering into the agreement with CFH; and

the consequential separation into New Telecom and New Chorus.

If the Proposed Separation is approved New Chorus will partner with CFH in the rollout of the UFB Initiative in the contracted regions. The choice for shareholders is not between the Proposed Separation and returning to the status quo. The Crown’s strong commitment to build a nationwide UFB network has changed the telecommunications landscape in New Zealand. If shareholders do not approve the Proposed Separation then TCNZ will remain essentially as it is and will compete with a CFH subsidised UFB network operated by other parties. The following table summarises the two options available to TCNZ shareholders:

Options Available to TCNZ Shareholders

Cooperate TCNZ will demerge forming New Chorus and New Telecom;

New Chorus will become the CFH partner for UFB over the awarded regions;

CFH will invest up to $929 million through to 2020. New Chorus will be eligible to call for this investment in stages as various milestones are reached in rolling out fibre in the awarded regions. New Chorus will retain limited ability to invest in non fibre access assets throughout this period;

New Chorus will become New Zealand’s primary fixed access network provider, and will remain subject to both a contracted and regulatory environment; and

a significant reset of the regulatory environment will occur (through the separation of TCNZ).

Compete TCNZ shareholders will retain their existing holding in TCNZ shares;

eligible shareholders will not receive shares in New Chorus and ineligible shareholders will not receive the proceeds of the sale of New Chorus shares under the Sale Facility;

TCNZ will incur transaction costs and other separation related costs of $55-65 million, associated with the Proposed Separation (i.e. sunk costs);

TCNZ will compete with Government;

TCNZ will be required to pay CFH $11 million in cost reimbursement; and

the current regulatory regime, including the Operational Separation Undertakings and the Industry Oversight Group, would remain in place, and significant portions of the new regulatory framework would not be put in place.

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7.2 Rationale for Proposed Separation

A primary condition of the TCNZ contract with CFH is that the formal separation of TCNZ is achieved no later than 1 July 2012. The target date for the Proposed Separation is 30 November 2011, with the shareholder vote scheduled for 26 October 2011. TCNZ’s desire to win the UFB contract implies that TCNZ believes that the economic, value, strategic and financial advantages of proceeding with the ‘cooperate’ scenario are superior when compared to the ‘compete’ scenario and not being in a partnership with CFH. TCNZ invested significant time, resource and cost progressing and evaluating the UFB Initiative and the benefits that would be likely to accrue to TCNZ. Factors considered by TCNZ when evaluating the merits and implications of the UFB Initiative included:

the regulatory implications (ultimately in the form of regulatory relief for New Telecom) that would crystallise if the Proposed Separation was implemented;

the competitive landscape, including the ramifications of allowing another party to become CFH’s primary UFB partner. The announcement of the UFB Initiative supported by the Crown funding meant there was a very real threat that an alternative entity (or entities) could build the FTTP network across the majority of New Zealand;

the size of the market. While fixed broadband revenues have experienced sustained steady growth as penetration rates increase, the analysis undertaken by TCNZ concluded that the New Zealand market is too small to support more than one FTTP network, except possibly in the more heavily populated areas (as an example there are competing fixed line networks in Wellington and Christchurch although neither are FTTP). Building two fibre networks in a market the size of New Zealand and in an environment of increasing FMS was considered to be uneconomic for both participants in a market characterised by low overall revenue growth;

its commercial and technical ability to extract suitable or even advantageous performance levels from its existing network. The existing TCNZ network already has a substantial fibre component following the 3 year period of investment in the FTTN programme. TCNZ considers that it can deliver a fast and competitive broadband offering to its customer base for the medium term; and

the perceived demand for a fibre product. A fibre network can manage and deliver vast data speeds. However, while this may ultimately be optimal (if data speed/capacity is the driver of demand), the provision of a fast fibre connection to the home cannot currently be justified based on voice traffic/internet usage. The investment in FTTP, while visionary and bold, is not yet demanded by the market to improve or enhance the current broadband offerings.

After careful and thorough analysis, TCNZ submitted, amended, negotiated and ultimately agreed terms with CFH that it considers are advantageous and financially beneficial to its shareholders. The Proposed Separation is a condition and direct consequence of being awarded the CFH Agreements.

7.3 Cooperate Versus Compete

Background

At the core of the compete scenario is the concept of the CFH and its UFB partners building a nationwide network in competition with TCNZ, with TCNZ compelled to continue to invest in its own network to protect its access and broadband customer base. While the concept of the compete scenario is straightforward, there are practical considerations which challenge whether two competing nationwide networks is a sensible outcome in a country the size of New Zealand. These include:

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the existing broadband access, capacity and speeds in New Zealand (provided for the most part by TCNZ’s network) are generally regarded as meeting the needs of a substantial part of the customer base and are competitive on an international benchmark basis;

for relatively little cost (as compared to the cost of a new network), the TCNZ existing network can continue to be upgraded to be made faster and with increased capacity. It has by no means reached the end of its useful life. The functionality of the existing network should not be underestimated - TCNZ has the capability to offer VDSL across 60% of its network (increasing to approximately 84% when the FTTN deployment is completed later this year). Over short distances, VDSL speeds and capacity are comparable to the low end fibre speeds and capacity proposed under the UFB Initiative;

the deployment of fibre and building the network provides no guarantee that customers will migrate to the fibre network (particularly when their broadband requirements are largely being satisfied);

the physical cost of building a network is substantial; and

while a dual national network appears difficult to justify for these reasons, there are certain areas where density of high value customers justifies the deployment of two (or more) fixed line networks.

As an example the Auckland CBD has a number of localised fibre networks. However the geographical spread of the enlarged Auckland City would challenge the economics of two networks covering the entire region.

In the context of these market characteristics (of which CFH would have also been acutely aware) TCNZ needed to balance the option of competing over the short to medium term with a lower level of investment in its own legacy network or cooperating with the Crown’s UFB Initiative. The copper network may ultimately become redundant, but that is not likely to occur for many years, and it would have been gradually replaced with fibre as needed. Indeed, in the absence of the CFH funding contribution, TCNZ of its own volition would not progress its network fibre development in the short/medium term beyond the current FTTN programme. The economics simply do not currently exist.

If the Proposed Separation is not approved then with the exception of the new Telecommunications Amendment Act that is not applicable to the Proposed Separation, the regulatory environment will remain substantially unchanged for TCNZ. The company will remain operationally separated, the existing Undertakings and migration plans will remain in place, the Kiwi Share ownership restrictions will not change and the existing regulation of TCNZ’s upper prices (i.e. UCLL, UBA, etc.) will be on the same terms as they are today. Under this scenario TCNZ will likely continue to seek appropriate relief from the Undertakings to reflect the change in New Zealand’s telecommunications regulatory environment arising from the UFB and RBI initiatives.

Financial Analysis

Prior to committing itself to its final agreed proposal with CFH, TCNZ satisfied itself that a future as a UFB partner was preferable to a future where TCNZ was competing with the CFH partner network. This involved both qualitative and quantitative analysis. The financial modelling of the cooperate and compete scenarios required assumptions to be made on a vast number of variables and future hypotheses. To complicate the scenario building, many of the variables are interdependent such as:

fibre take up, which is dependent on not only price but on the merits of competing fixed broadband technologies including copper and wireless;

FMS, which will influence the number of fixed broadband connections; and

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cost of network build which is in part dependent on fibre take up.

A selection of the key headline variables in the cooperate and compete scenarios are summarised below:

Cooperate and Compete Scenarios – Key Variables

Fixed to Mobile Substitution

Cooperate New Chorus’ earnings are sensitive to FMS assumptions. Under FMS, New Chorus will lose the wholesale fixed line access revenues. FMS does not impact the UFB milestones as these are based on fibre connections divided by available fixed lines (i.e. if a customer becomes a mobile only customer, the threshold is recalibrated downwards).

New Telecom is less sensitive to FMS as it owns mobile assets and therefore has the opportunity to retain some of the revenue lost as a consequence of FMS. New Telecom’s earnings will still be negatively impacted by FMS, as the average fixed line customer has historically been more profitable than the average mobile customer. The FMS risk to New Telecom will be more pronounced if an existing customer elects to move to another mobile competitor.

Compete If the eventual level of FMS is high, TCNZ will be better off under a compete scenario as it will still maintain some revenue through its mobile network and it would have not invested in a fibre network. Under high FMS scenarios the demand for a fibre network is reduced.

Capital Expenditure

Cooperate Capital expenditure is a key valuation sensitivity for New Chorus. The capital expenditure relating to the UFB Initiative incorporates both the fibre deployment cost (i.e. the laying of the fibre down the street) and the cost to connect to the premise. New Chorus is exposed to any variation to the cost – positive or negative, of deployment of the fibre infrastructure. The FTTP cost will be entirely funded by New Chorus for standard residential customers. Connection costs to non- standard customers will be charged in full or in part through an installation fee to the RSP. As the prices for New Chorus’ fibre products are contracted until 31 December 2019, major capital expenditure increases cannot be recovered through price changes. Consistent with historical practice, New Telecom will continue to incur a significant level of investment to maintain and develop its mobile network. It also has to maintain the PSTN network and continually evolve its IT platforms.

Compete The level of capital expenditure required under the compete scenario is significantly lower, at least for a number of years reflecting the lower level of investment TCNZ requires for the copper and fibre network to remain functional and competitive in an environment where it is competing with the Crown’s UFB network.

Market Share

Cooperate As the leading provider of fixed line services in New Zealand, the cost to New Chorus of major movements in market share is considered small. New Chorus is also allowed to compete using its existing copper network and deploying its own fibre in the nine UFB candidate areas where fibre will be deployed by the LFCs. These initiatives will assist in minimising market share erosion. New Telecom will face sustained competition following the Proposed Separation, especially in the Auckland fixed line market where competitors already aggressively market bundles of telecommunications services.

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Compete TCNZ will compete for fixed line market share against the CFH backed networks, and will continue to compete with other RSPs for mobile and bundled product offerings.

Fibre Uptake

Cooperate Fibre uptake is not a key sensitivity for New Chorus as connection costs to the premise are driven by demand (i.e. while there are costs in connecting to a premise, there is an associated revenue stream). Even if fibre uptake is low, New Chorus will continue to generate earnings from its copper network. There are some negatives to New Chorus from low fibre uptake, including accelerated repayment to CFH if take-up does not exceed certain targets agreed with CFH and lower overall revenue as fibre customers are expected to be more profitable than copper customers.

New Telecom’s earnings are not particularly sensitive to fibre uptake. Where a New Chorus customer switches from copper to fibre, New Telecom will have an equal opportunity to provide that customer with a range of products and services. New Telecom is, at least initially, relatively indifferent to the type of fixed access technology used by its customer base.

Compete In a compete scenario, customers shifting off TCNZ’s network and onto the CFH network will significantly impact on the profitability of TCNZ. The level of churn will in part depend on price and service differentials between the two competing networks and whether or not consumers are prepared to pay a premium for a higher quality service.

Regulation of Copper and Fibre Prices

Cooperate New Chorus will continue to operate in a highly regulated environment. The agreed wholesale fibre prices are contracted until December 2019 and the UBA wholesale copper prices are likely to be unchanged from the separation date until November 2014. New Chorus’ valuation is very sensitive to movements in prices post 2020.

Compete New Telecom is only sensitive to changes in wholesale prices to the extent it cannot pass the change onto its customer base (which could impact demand). New Telecom will be restricted from unbundling copper for the first three years following separation. Under the compete scenario the current regulatory environment will remain substantially unchanged (i.e. pricing regulation will remain) but there is the risk of additional regulation.

The information provided to Grant Samuel included long-term cash flow models for TCNZ’s business operations from 1 July 2011. Grant Samuel has considered and, to the extent deemed appropriate, relied on this information for the purposes of this analysis. Using the TCNZ financial model, Grant Samuel has constructed its own base case as a means of comparison between the cooperate and compete scenarios. Grant Samuel has made a number of changes to the models to reflect its own judgement on certain matters. It should be recognised that projections contained in any forward looking financial model are inherently uncertain. In the case of compete and cooperate scenarios this uncertainty is exacerbated by a number of factors including:

the long term nature of the cash flow impacts as a result of the UFB Initiative. The NPV analysis was based on cash flows over a 23 year period;

the complexity of TCNZ’s underlying business;

the pace of technological change in the telecommunications industry;

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the difficulty of estimating the impacts (e.g. fibre penetration, market share, revenues and costs) of a fundamental change in industry structure (i.e. the UFB Initiative) and its consequences for all industry participants; and

the difficulty of anticipating how TCNZ would react under the new industry structure and future regulation change that may or may not occur to drive fibre uptake. If fibre uptake is low in the first five years the Government may change regulation to drive customers off TCNZ’s existing copper network or limit the impact of FMS (i.e. place restrictions on spectrum).

Grant Samuel has compared the estimated value outcomes under the cooperate and compete scenarios. Grant Samuel’s base case yields on NPV outcome for the cooperate scenario that exceeds the NPV outcome for the compete scenario of approximately $0.538 billion or approximately 28 cents per share. The assessed value differential between the cooperate and compete scenarios changes as the input variables are flexed. To highlight the sensitivity Grant Samuel observes:

Cooperate vs Compete Sensitivity Analysis

Sensitivity relative to Base Case

Base Case - NPV Delta + $538 million

New Chorus Layer 2 market share post 2020 - 20%

FMS + / - 5%

Fibre demand - / + 5%

WACC + / - 0.5%

Capital expenditure + / - 2.5%

300 350 400 450 500 550 600 650 700 750 800

$ millions

The analysis focuses on the quantum of the difference between the cooperate and compete scenarios (rather than absolute values) as this is the critical factor for shareholders. The analysis undertaken by Grant Samuel indicates that TCNZ shareholders are likely to be better off in NPV terms under the cooperate scenario. The difference can be attributed primarily to the payments from CFH and the benefits from not competing with a new high speed network. These benefits are in part offset by the impact of the significant capital expenditure that will be undertaken if the Proposed Separation is implemented. The incremental NPV from the cooperate scenario is still evident under a range of sensitivity analyses such as changes to the rate of fibre uptake or the extent of FMS. A relatively extreme set of circumstances would be required for the compete scenario to have an NPV greater than the cooperate scenario.

38 The valuation date used for the analysis was 30 June 2012.

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The nature of the Proposed Separation is such that the absolute level or accuracy of the calculated NPV should be of less concern to shareholders. The critical issue is that the analysis demonstrates that the NPV of the cooperate scenario exceeds the NPV of the compete scenario by a sufficient margin that implementing the Proposed Separation will be value accretive in most circumstances is robust. It should be noted that under the compete scenario there are a number of risks which have not or cannot be quantified such as an adverse regulatory response under the current or a subsequent government.

In Grant Samuel’s opinion the compete scenario would be a destructive outcome for both the Crown and TCNZ shareholders. There would be value erosion as two competing fixed line networks chased a share of a relatively small market for fixed access networks.

Other Matters

In addition to the financial analysis, Grant Samuel observes:

the UFB Initiative is the Crown’s preferred model for the long term capital replacement of the existing copper wire to the home. The UFB Initiative was an election promise. The high speeds facilitated by a fibre network will provide access to a range of services (e.g. IPTV) but will contribute little to the economy in the medium term when compared to the alternative of upgrading the existing copper network at a lower cost in combination with the RBI initiative;

notwithstanding TCNZ’s perspective on the functionality of its existing network and the reservations about the logic of dual national networks, if it did not cooperate with the UFB Initiative and become a partner, then another entity or entities would be awarded those regions and the compete scenario would crystallise;

given the capacity, speed and quality of service advantages of high quality fixed line connection relative to wireless connection, Grant Samuel considers that the impact of FMS will not be substantial. Grant Samuel holds the view that wireless networks have inherent physical limitations (which will be exacerbated by the anticipated rapid growth in demand) and that FMS will be more constrained. It is more likely to appeal to low end users and other niche situations such as highly mobile single person households. Grant Samuel believes that most users, particularly heavy users, will use both fixed line services (for intensive applications) and wireless as a complement (for mobility). As the market evolves over the next 20 years, it is expected that new applications will be data intensive. Fixed line services are expected to remain materially more cost effective for most users. Fixed to mobile trends impact both the compete and cooperate models;

because of its knowledge of the capabilities of its own network and the costs it would incur to ensure the network remained competitive, TCNZ believed it could assess many of the variables associated with the compete scenario with a reasonable degree of certainty. Importantly, even though TCNZ can allocate more certainty to the future landscape under the compete scenario, it still preferred the cooperate scenario by a substantial margin;

given the outlook for broadband usage and known technologies the replacement of copper with fibre would appear to be more a question of when, not if, the replacement or change to an alternative technology is needed. While the existing network could remain functional for quite some time, there would ultimately come a point where substantial investment in new technology (fibre or some other medium) would be required. The Crown has accelerated this decision with its UFB

Initiative;

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wireless technologies will continue to develop and may become an increased threat to any fixed network owner in the future. A likely constraint is the availability of radio spectrum. The closing of analogue television frequencies will provide some relief in that respect;

while FMS remains a threat, mobile networks will still need to use fibre links between cell sites to transport high volumes of data traffic. This would be beneficial for the Crown UFB network;

fibre uptake, whether TCNZ competes with the LFCs or not, is difficult to predict. CFH will clearly encourage fibre uptake in schools, health facilities and government entities. For most consumers, fibre will be a new technology. Examples of the introduction of new technologies in New Zealand have been the take up of pay TV and migration from dial up to broadband services. It may well be a challenge to ask users to pay a premium for fibre until such time as there is demand for a higher quality service than that which can be achieved over the copper network;

in theory, TCNZ could elect to compete with the CFH if it considered the UFB Initiative to be ill-conceived. However, competition in the interim will erode revenues for both network providers and ultimately adversely impact on the capital investment needed to deploy and maintain a fixed access network to an appropriate standard. Even if TCNZ was the surviving market participant in that scenario (a brave assumption when the competitor is funded by the Crown), the path to reach that point would be bleak from a financial perspective;

in the absence of regulatory intervention Grant Samuel believes TCNZ could compete very effectively with VDSL services over the medium term. It would still experience churn to the Crown’s UFB network due to the regulated prices being relatively comparable;

alternative bidders were understood to be competing for nearly all the regions that TCNZ was successful in. If the Proposed Separation is rejected by TCNZ shareholders, the likely UFB partner with CFH for at least the key Auckland market would be Vector. Vector is a multi network infrastructure company listed on the NZX with a market capitalisation of approximately NZ$2.3 billion. Vector actively bidded for the UFB contract in competition to TCNZ. In Grant Samuel’s opinion it would be dangerous for a TCNZ shareholder to assume the UFB Initiative will not proceed if the Proposed Separation is rejected; and

it is unclear what regulatory headwinds TCNZ would encounter when trying to compete with the CFH and its UFB partners using its copper access network other than to observe that the current adversarial and unsatisfactory regulatory environment would most likely prevail. It would be reasonable to conclude that the regulatory agencies are more likely to support the new Crown backed UFB Initiative to the detriment of the incumbent network provider.

Because of the confidence levels around most of the compete scenario assumptions (as TCNZ already owns it own network), TCNZ was able to enter into negotiations with CFH with a clear understanding of what it could expect to achieve from its existing network and the cost to maintain that if it was forced into the compete scenario. The financial analysis undertaken by Grant Samuel showed the cooperate scenario to be preferable under a range of scenarios. The critical issue is that the analysis demonstrates that the NPV of the cooperate scenario exceeds the NPV of the compete scenario by a sufficient margin to conclude that implementing the Proposed Separation will be value accretive in most circumstances relative to not proceeding with the Proposed Separation. The compete scenario would require TCNZ to be an aggressive competitor to the CFH and its partners for the foreseeable future. In Grant Samuel’s opinion the compete scenario is not compelling for either CFH or TCNZ. There would be value erosion as two competing fixed line networks chased market share for fixed access networks.

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7.4 Basis of Separation

Structural

The Proposed Separation, will be effected by separating New Chorus from TCNZ. TCNZ shareholders (other than ineligible shareholders) will be issued with 1 New Chorus share for every 5 TCNZ shares they own. It is proposed that New Telecom and New Chorus will be listed on the NZX and ASX. No TCNZ shares will be cancelled as part of the Proposed Separation. New Chorus and New Telecom will be independent entities and will be focussed on different segments of the telecommunications industry.

The proportional ownership interest held by each TCNZ shareholder (other than ineligible overseas shareholders) in New Telecom and New Chorus will be equal to their proportional ownership interest in TCNZ immediately prior to the implementation of the Proposed Separation. For practical purposes the effective economic interest of TCNZ shareholders (other than ineligible shareholders) in the underlying business is unchanged. The transaction is a ‘clean’ split:

the Proposed Separation involves no purchase or sale of equity in either New Chorus or New Telecom to third parties;

arrangements between the parties on commercial terms;

neither entity will hold a shareholding in the other; and

both companies will be managed separately and have separate Boards.

Operational

If the Proposed Separation is effected, New Chorus and New Telecom will have significant ongoing commercial relationships with each other. Direct operational contact points or interface between the separated businesses will exist in the following primary activities:

New Telecom will be New Chorus’ largest customer;

certain fibre, network electronics and building assets owned by New Chorus will be leased to New Telecom on a long term basis; and

certain building and network electronic assets owned by New Telecom will be leased to New Chorus on a long term basis.

To ensure any relationship or interface between New Chorus and New Telecom is effected and maintained on commercial terms an array of transitional (short term) and commercial (medium/long term) contracts have been set up that will come into force if the Proposed Separation is effected. These contracts provide protection not only to New Chorus and New Telecom as separate entities, but also to the telecommunications regulator and the MED, which will be monitoring or observing the separation process and interface between New Telecom and New Chorus to ensure that not only are the respective entities transacting with each other on commercial terms, but that importantly those terms provide potential competitors with confidence that the arrangements are “not likely to harm competition”.

Throughout the planning process for the Proposed Separation, the MED has taken an active involvement in the review of the establishment of the commercial and transitional arrangements. The Commerce Commission will also retain monitoring, investigation and enforcement powers after the Proposed

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Separation is effected. These powers include the ability to direct New Telecom and New Chorus to amend the sharing arrangements as directed.

The Proposed Separation is a clean split with no sale of equity to third parties, no cross shareholdings and the establishment of separate Boards and management teams. The separation of TCNZ into New Chorus and New Telecom does not result in any identifiable loss of assets or financial or operational advantage or disadvantage accruing to either entity as a consequence of the transitional and commercial contracts.

7.5 Benefits

7.5.1 Beneficial to New Zealand

The Crown’s UFB Initiative ensures that the telecommunications industry in New Zealand will progressively shift from a copper (to the premise) network to a FTTP network base. As the major UFB participant, New Chorus will receive the majority ($929 million) of the Government’s $1.35 billion investment to assist in achieving this objective. While TCNZ’s current network is an effective and robust short/medium term solution, ultimately a technology step change is required to future-proof the network. The announcement of the UFB Initiative by the Crown has brought forward this investment decision for TCNZ, and the ultimate beneficiary will be the New Zealand consumer (residential, education and business).

7.5.2 Relief from Regulatory Arrangements

TCNZ currently operates in a unique and highly regulated business environment. TCNZ’s need to comply with the requirements of operational separation has been an intense and arduous exercise.

As a result of operational separation, TCNZ and its component businesses (Retail, Chorus and Wholesale) must comply with a regulatory framework that artificially creates separated business within a vertically integrated company. Compliance with regulation has come at a significant financial, operational and resource cost to TCNZ. As a retail and network business TCNZ is required to comply with regulations and laws that seek to ensure that it is providing products and services that are not being subsidised by the network ownership model. Similarly, the existing Chorus business is required to demonstrate that it is providing all market participants with an equivalence of service. The management of both business units are acutely aware that any marketing initiative, acquisition or bid for product (e.g. spectrum licenses) may earn a regulatory response or undue competitor or regulator attention. In the past, TCNZ has on occasion been accused of anti-competitive behaviour and/or exerting undue market influence, in part because of its sheer size but also because of its genesis from the monopoly telecommunications provider in New Zealand. If the Proposed Separation is implemented:

the complexity of the existing regulatory regime and compliance with it in an operational separation environment will fall away. All the requirements of the Undertakings and the IOG administration will terminate. The two structurally separated businesses will be able to focus on their core strategies without a large regulatory burden (from both a cost and operational perspective);

New Telecom, with the exception of the TSO commitments and current mobile regulation, will largely become unregulated and will proceed to compete with other RSPs. New Telecom will assume the retail obligations of the TSO commitments;

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New Chorus will remain under a stringent regulatory regime focused on non-discrimination and equivalence obligations through entry into three separate undertakings – the copper undertakings (which essentially is a simplified version of the current copper undertakings), the fibre undertakings (which govern all aspects of access to the fibre networks built under the UFB) and the RBI undertakings (which governs access to RBI services);

restrictions will be imposed on New Chorus to ensure that it does not participate in the supply of products and services directly to end users (consumers, SMEs or corporates) which could harm competition;

New Chorus will only be allowed to provide products and services to customers approved by the Commerce Commission, and therefore will be prevented from vertical reintegration;

New Chorus and participating LFCs will also enjoy some protection under the regulatory regime which includes contractual mechanisms during the UFB deployment period that provide some investment return certainty if New Chorus can control operational and deployment costs; and

New Telecom will be released from substantial costs of compliance. This cost is not just a financial imposition – the management team of TCNZ consider that they spend 10% - 15% of their collective available time complying with operational separation frameworks and regulations.

The advantages of structural separation on the release from certain regulations are compelling. In the event shareholders do not approve the Proposed Separation TCNZ could still progress to structural separation if it could be assured of the associated regulatory relief.

7.5.3 Enhanced Management/Board focus

Other than the legal and formal approval mechanisms, the structural separation of TCNZ is substantially complete. Operational Separation, while a tortuous exercise, has resulted in more defined and focussed entities. The Proposed Separation will go a step further and create two companies with separate boards and senior management teams focussed on their businesses. The board and management of each entity will be able to focus on their respective strategic objectives, make decisions appropriate to each business’ risk/return profile and address specific operational issues in a timely manner. Each entity will be required to fund future growth from its own resources, providing additional discipline on capital and operating expenditure. The Proposed Separation will make it easier to more closely link the remuneration of management to the performance of businesses over which management has direct control.

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7.5.4 Growth opportunities

TCNZ is currently constrained in its activities by the Commerce Act and has limited scope to expand through acquisition, joint venture or other commercial arrangements. The Proposed Separation provides New Chorus and New Telecom with an enhanced ability to pursue growth opportunities, whether by investment in assets or technologies, or through joint ventures, partnerships or acquisitions. Decisions on such initiatives will be made by the executive and Board of each of New Chorus and New Telecom and will therefore need to meet the strategic, operational and financial needs of each company.

Growth opportunities that could conceivably exist for New Chorus include:

potential acquisitions of other network operators;

joint ventures or other commercial arrangements with the other LFCs;

joint venture, merger or other commercial arrangements with electricity network owners; and

expanding layer 2 services to support further functionality as required by RSPs and other network providers.

Growth opportunities that potentially exist for New Telecom include:

acquisitions of competing or fledgling telecommunications service companies;

joint ventures or commercial arrangements with other retail service providers;

commercial arrangements with product or access owners such as Sky TV, Google, Skype or Facebook; and

taking advantage of the release from the regulatory constraints brought about by the ownership of the network. New Telecom will no longer need to maintain a capital intensive fixed network and instead can channel investment into product development, customer relationship preservation and enhancement and customer acquisition.

7.5.5 Impact on Creditors, Financed Flexibility and Focus

As a result of the Proposed Separation, TCNZ will be split into two separate entities. Under a separation deed New Telecom and New Chorus will agree that some of the existing creditors of TCNZ (and its subsidiaries) will become creditors of New Chorus, while the remainder will remain creditors of New Telecom.

A summary of the pro forma financial parameters of New Telecom and New Chorus following Proposed Separation is as follows:

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| Impact of Proposed Separation on Pro Forma Financial Parameters (NZ$ millions) | | | |
|---|---|---|---|
| | | Pro Forma | |
| **Year ended 30 June 2011** | **TCNZ** | **New Telecom** | **New Chorus** |
| **Financial Performance** | | | |
| Operating revenue | 5,099 | 5,048 | 1,050 |
| Normalised EBITDA | 1,796 | 1,120 | 676 |
| Normalised EBIT | 769 | 410 | 356 |
| **Financial Position** | | | |
| Assets | 6,392 | 4,033 | 2,436 |
| Liabilities | 4,081 | 2,220 | 2,014 |
| Net assets | 2,311 | 1,813 | 422 |
| Net debt (including derivatives) | 2,269 | 754 | 1,700 |
| Net debt (including finance leases and derivatives) | 2,218 | 597 | 1,806 |
| **Gearing Metrics** | | | |
| Leverage ratio (Net debt/EBITDA) | 1.3 | 0.7 | 2.5 |
| Gearing (Net debt / (Net assets plus net debt)) | 50% | 29% | 80% |

*Source: TCNZ Annual Report and Proposed Separation Pro Forma Financials*

In Grant Samuel's opinion, existing TCNZ's creditors will not be adversely impacted by the Proposed Separation for the following reasons:

- the Proposed Separation will result in TCNZ allocating debt to New Chorus and New Telecom. Following the Proposed Separation, New Chorus and New Telecom will be responsible for funding their existing operations and growth opportunities independently and in a manner that best suits the operational and financial characteristics of each entity;
- if the Proposed Separation is approved, New Chorus will be allocated debt of $1.7 billion. The pro forma accounts assume the $1.7 billion is funded via a Bridge Facility, which is a temporary funding arrangement put in place until New Chorus' debt strategy is executed[39]. The composition of assets and resultant cashflows of New Chorus allow for a relatively highly geared capital structure;
- New Chorus will have sufficient debt capacity (based on current market lending parameters) to fund the capital expenditure associated with the UFB build program and the projected take up of fibre (which in the case of the majority of residential customers New Chorus will fund). New Chorus intends to maintain an investment grade rating. If New Chorus' credit rating falls below investment grade while CFH Debt Securities remain outstanding, New Chorus will be prohibited, under the NIPA, from paying any distributions on New Chorus shares for so long as its credit rating remains below investment grade;

39 New Chorus' debt strategy involves the issue of EMTNs. Existing TCNZ GBP EMTN holders will also be offered the opportunity to exchange their TCNZ EMTNs for New Chorus EMTNs.

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if the Proposed Separation is approved, New Telecom will be allocated net debt of approximately $750 million to $950 million. New Telecom will be, at least initially, relatively lowly geared and consistent with maintaining an ‘A band’ credit rating;

most amounts due to trade creditors are short term in nature (i.e. repayable within 60 days at any point in time); and

both New Chorus and New Telecom will be substantial companies in their own right. New Telecom is expected to be the third largest company on the NZX and New Chorus the eighth largest (based on estimated market capitalisations).

New Telecom will retain the available subscribed capital (ASC) in TCNZ. The ASC in New Telecom will be approximately $1.5 billion. It is conceivable that given the low level of gearing in New Telecom, additional debt could be raised allowing for a return of capital made to shareholders in a tax effective manner.

Grant Samuel makes no warranty, express or implied, as to the potential recovery of existing or contingent debts owed by TCNZ at the time of this report or at any subsequent time. Future creditors must rely on their own investigations of the financial position of New Chorus and New Telecom following the Proposed Separation.

Both New Chorus and New Telecom will have greater financial flexibility to exploit growth opportunities and manage their capital structure. In Grant Samuel’s opinion, existing TCNZ creditors will not be adversely impacted by the Proposed Separation.

7.5.6 Takeover Potential

Takeovers are an important mechanism by which shareholders can realise value in excess of sharemarket prices as bidders will typically pay a premium to acquire control. Impediments to a takeover are generally negative for shareholders. The Proposed Separation involves no change in control as the same shareholders will initially own the separated entities in the same proportions. Separation should enhance the prospect of shareholders of New Telecom receiving a full or partial takeover offer or other change of control transaction:

immediately prior to the Proposed Separation announcement, TCNZ had a market capitalisation of approximately $4.4 billion. The size of the company and the existence of the Kiwi Share have restricted the potential takeover interest in the Company. The Kiwi Share will be converted to an ordinary share prior to the Proposed Separation occurring. The ownership restrictions currently embodied in the Kiwi Share will not apply to New Telecom. Equivalent ownership restrictions will, however, apply to New Chorus. New Chorus will therefore remain immune or protected from a full takeover. New Telecom will not be subject to such ownership restrictions, which will enhance its attractiveness from a potential takeover perspective;

New Telecom will still be a very large company by New Zealand standards and is expected to rank approximately third on the NZX by market capitalisation. The size of the company may limit the number of potential acquirers;

absent from the Kiwi Share restrictions, TCNZ’s mix of businesses as a full service telecommunications provider and network owner may not have appealed to a single bidder. The Proposed Separation removes the perceived complexity of vertical integration associated with TCNZ in its current form;

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there will be no cross-shareholdings between the entities which would act as an impediment to a potential takeover of New Telecom, or other change of control transaction; and

the relief from regulation that is a by-product of the Proposed Separation for New Telecom will be viewed favourably by the investment community as well as potential acquirers of the company.

Grant Samuel consider that the prospects for takeover activity involving New Telecom will be enhanced if the Proposed Separation is effected. The prospects for takeover activity for New Chorus will remain inhibited by virtue of the ownership restrictions contained in the New Chorus constitution that are similar to those currently applicable to TCNZ.

7.5.7 Shareholder Flexibility

Immediately following the Proposed Separation, TCNZ shareholders will retain their existing economic exposure to all of TCNZ’s assets by holding both New Chorus and New Telecom shares. Initially at least, shareholders’ interests will simply be split into two (other than ineligible shareholders who will not be allocated New Chorus shares). The Proposed Separation will provide shareholders with flexibility in managing their investment exposure. If the Proposed Separation is implemented shareholders will be free to choose their own proportionate investments by either selling shares in the company they want less exposure to, or buying additional shares in the company they want greater exposure to. Given the differences in their investment characteristics, it is likely that New Chorus and New Telecom will appeal to different sets of investors.

7.5.8 Flexible Crown Investment Terms

The investment from CFH will take the form of equity and debt, in equal components. While the debt is provided on specified repayment terms, the repayment dates are a function of the success or otherwise of the UFB network. If the fibre uptake is low, then the debt repayment period is shortened. The CFH equity instruments are similarly flexible. No dividends are payable on the UFB equity securities before 2025, and importantly New Chorus may redeem the equity securities at any time for cash or for an equivalent face value of New Chorus shares.

Warrants have been issued that provide CFH with the right to purchase New Chorus shares if the total shareholder return exceeds certain performance thresholds. The performance thresholds have been set at total shareholder return on New Chorus shares of 16% per annum, which if achieved, will mean that New Chorus will have been very successful in generating shareholder value. The existence of the warrants is not a major value imposition on New Chorus shareholders.

7.5.9 Market Value

Observed Discount

TCNZ is the second largest New Zealand company on the NZSX and amongst the top 100 on the ASX by market capitalisation. It receives close scrutiny from investment analysts and fund managers on both sides of the Tasman, as well as North America where its ADSs trade on the NYSE. There is a significant level of financial and regulatory disclosure in relation to TCNZ and its businesses when compared to other listed companies in New Zealand. This is due to TCNZ’s:

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regulatory requirements as set out in the Telecommunications Act 2001. TCNZ’s regulatory financial report includes statements on its network, wholesale and retail business activities;

requirement to comply with the NZSX and ASX listing rules;

obligations as a ‘foreign private issuer’ registered with the U.S. Securities and Exchange Commission with securities listed on the NYSE, TCNZ has a ‘home country’ exemption from most of the NYSE corporate governance requirements; and

the disclosure requirements as an issuer of public debt in the form of EMTNs and Telebonds.

Notwithstanding this extraordinary level of disclosure and transparency, the share price of TCNZ has historically reflected a discount relative to a selection of comparable integrated telecommunications companies.

Historical Comparison of Forward EBITDA multiples

Enterprise Value/

Forecast EBITDA

8.00x

7.50x

7.00x

6.50x

6.00x

5.50x

5.00x

4.50x

4.00x

3.50x

3.00x

Aug 06 Feb 07 Aug 07 Feb 08 Aug 08 Feb 09 Aug 09 Feb 10 Aug 10 Feb 11 Aug 11

TCNZ

Telstra

Telco Index

Source: Capital IQ40

Analysts and market commentators attribute the discount to the following factors:

the existence of the Kiwi Share and its embedded restrictions on foreign ownership and takeover protection;

New Zealand’s onerous telecommunications regulatory environment; and

limited perceived revenue and earnings growth opportunities in New Zealand’s telecommunications market.

40 The Telco Index has been compiled by Grant Samuel and is comprised of BCE, Telefonica, Royal KPN, Telecom Italia SpA, SingTel, CenturyLink, Rogers Communications, AT&T, BT Group, France Telecom, Verizon Communications, Verizon Communications, TeliaSonera, Telenor ASA, Deutsche Telekom and Vodafone Group.

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The TCNZ share price responded favourably to the announcement of the CFH Agreements as shown in the following graph below:


TCNZ vs NZX 50 Capital Index
Relative Performance Graph - 1 January 2011 to 31 August 2011
Relative Over/ Under Peformance
35%
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
Jan 11
Feb 11
Mar 11
Apr 11
May 11
Jun 11
Jul 11
Aug 11
1
2
3
4
Base line represents NZX 50

*Source: NZX*

| Note | Date | Market Announcement |
|---|---|---|
| 1 | 17 February 2011 | CFH confirms Vector Limited, covering the Auckland Candidate Area has been selected for prioritised negotiations in the UFB Initiative. |
| 2 | 8 March 2011 | CFH announces prioritised negotiations with Central Fibre Consortium. |
| 3 | 18 April 2011 | TCNZ submits final proposal to Crown Fibre Holdings. |
| 4 | 24 May 2011 | Chorus selected as the cornerstone partner in the Ultra-fast Broadband initiative. |

*Source: NZX*

Immediately prior to the announcement of the Proposed Separation the TCNZ share price was $2.28. The day after the announcement the share price closed at $2.44, and has traded in the range $2.27 – $2.77 since that date. At a share price of $2.77, the observable discount (to TCNZ's peer group) is now closer to approximately 25% compared to the pre-announcement discount of approximately 40%.

### *Post Separation Value*

An important issue for TCNZ shareholders is the post separation value of their shareholdings in New Telecom and New Chorus. One of the benefits typically associated with a demerger or separation is an enhanced market value of the separated entities flowing from greater transparency over the separated entities' operations, strategy and future prospects than when it was part of a larger group. This benefit is often considered more pronounced where the

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separated entity is a small part of a larger group or operates in an industry sector to which the market applies different valuation parameters to that of the larger group. A means to evaluate the potential trading values of New Telecom and New Chorus is to consider implied earnings multiples that the share price of each separated entity is likely to reflect.

New Chorus

New Chorus’ asset profile, stable earnings and government support would suggest that it is likely to be compared with listed infrastructure entities. The implied valuation parameters for a number of listed Australian infrastructure entities are summarised in the graph below:

Forward EBITDA Trading Multiples - Infrastructure Providers

August 2011

TEV/Forward

EBITDA

12.0

10.0 Median 9.8 times

8.0

6.0

4.0

2.0

0.0

Vector SP AusNet DUET Group Envestra Spark Infrastructure APA Group

Source: Capital IQ

This analysis is based on the average implied trading multiples for the month of August. None of the infrastructure entities are directly comparable to New Chorus:

Vector is an infrastructure company focussed on the energy sector;

the Australian listed companies typically trade at higher multiples than New Zealand companies, reflecting in part a greater depth of financial markets and a more resilient economy attracting greater international investor interest; and

all of the Australian comparable infrastructure entities except Envestra are stapled entities involving a combination of one or more trust units, company shares and loan notes stapled to trade as a single entity. The stapled structures are aimed at optimising after tax cash returns to investors by providing a combination of capital and income returns.

The data presented indicates that listed entities broadly trade at forecast EBITDA multiples of 8-11 times. New Chorus can be expected to trade at lower multiples because of the following reasons:

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the ownership restrictions in the New Chorus constitution, similar to those currently applicable in respect of TCNZ, effectively eliminating a takeover premium;

the perceived risk associated with the success or otherwise of the UFB Initiative; and

the perception that only limited growth opportunities exist.

A consensus of recent broker reports suggests that implied multiples of 4.5 – 5.5 may be more likely to apply to New Chorus. Such market parameters would imply a post separation share price for New Chorus of $2.92 – $4.61. The very wide range is a function of the higher level of debt in New Chorus, which means that small changes in multiples have a significant impact on equity value.

Potential Implied Market Parameters – New Chorus

Metric Low High

Proforma EBITDA (YE 30 June 2012F – Grant Samuel estimate) $650m $650m

Multiples 4.5 5.5

Enterprise Value $2.9b $3.6b

Less Net Debt (inclusive of finance leases) 1.8b 1.8b

Market Capitalisation $1.1b $1.8b

Number of shares on issue 384.9m 384.9m

Value per share $2.92 $4.61

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N ew Telecom

New Telecom will be compared to a multitude of listed international telecommunications companies. The implied earnings multiples for selected listed telecommunications companies comparable to New Telecom is shown in the graph below:

Forward EBITDA Trading Multiples - Integrated Telecommunication Providers

August 2011

TEV/Forward

EBITDA

12.0

10.0

8.0

6.0 Median 5.4 times

4.0

2.0

0.0

TCNZ BT Telecom Italia France Telecom Telstra Royal KPN CenturyLink Telefonica Deutsche Telekom AT&T Telenor Verizon Rogers TeliaSonera Vodafone SingTel

Source: Capital IQ

These multiples are based on the average implied trading multiples in the month of August and therefore do not reflect a premium for control. While there are numerous listed telecommunications companies, most reflect a similar asset base to TCNZ in its current form. With the exception of Vodafone and Telenor, the companies included in the chart above continue to deliver the majority of their services over their own fixed line network infrastructure and accordingly the multiples implied by the share prices of these companies provide only limited guidance as to the likely trading parameters of New Telecom.

The data presented indicates that listed telecommunications RSPs broadly trade at historic EBITDA multiples of 4-7 times. A case can be made that New Telecom should trade at lower implied multiples:

New Telecom will no longer have the reliable earnings stream from a fixed access network; and

while it will be the largest telecommunications RSP in New Zealand, it will continue to face sustained competition.

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New Telecom should benefit from release from the Kiwi Share restrictions. A consensus of recent broker reports suggest that implied multiples of 3.5 – 4.5 may be applicable for New Telecom. Such market parameters would imply a post separation listing price for New Telecom of $1.73 –$2.33.

New Telecom – Potential Market Parameters

Metric Low High

Proforma EBITDA (YE 30 June 2012F – Grant Samuel estimate) $1,150m $1,150m

Multiples 3.5 4.5

Enterprise Value $4.0b $5.2b

Less Net Debt (inclusive of finance leases and transaction costs) $0.7b $0.7b

Market Capitalisation $3.3b $4.5b

Number of shares on issue 1,924.7m 1,924.7m

Value per share $1.73 $2.33

Summary

The analysis above is intended to be indicative only and is subject to the following shortcomings:

the actual earnings of each company will inevitably be different to the Grant Samuel estimations;

the multiples implied by the average share prices of the comparable companies was calculated in August. The share prices, and therefore the multiples implied by those share prices, are prone to change;

the global equity markets are exhibiting extreme volatility and are likely to continue to do so until such time as debt issues in Europe and USA are resolved. In the context of this volatility material changes in the share prices of TCNZ, New Chorus and New Telecom (if the Proposed Separation is implemented) are possible if not likely;

some brokers who follow TCNZ will change their assessment of applicable multiples that might apply to New Telecom and New Chorus over time. Any such changes will affect the broker consensus view used for the purposes of this analysis; and

this analysis was undertaken in September. If the Proposed Separation is approved, New Chorus and New Telecom shares will not trade until December (i.e. 3 months later). Global and domestic economic conditions and the prevailing state and outlook for equities markets could change substantially (positively or negatively) during that period.

Each of these factors will influence the relevance of the analysis of potential share trading prices for New Telecom and New Chorus. However, despite its shortcomings, the analysis suggests that there may be further value upside for TCNZ shareholders if the Proposed Separation is effected:

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| Market Capitalisation – TCNZ / New Chorus / New Telecom | | | | |
|---|---|---|---|---|
| **Entity** | **Market Capitalisation** | | **Share price** | |
| TCNZ – Pre announcement (Actual) | $4.4 billion | | $2.28 | |
| TCNZ – Post announcement (Actual) | $4.7 billion | | $2.44 | |
| | **Low** | **High** | **Low** | **High** |
| New Chorus – (Estimated) | $1.1b | $1.8b | $2.92 | $4.61 |
| New Telecom – (Estimated) | $3.3b | $4.5b | $1.73 | $2.33 |
| **New Chorus and New Telecom (Estimated)**[41] | $4.4b | $6.3b | $2.31 | $3.25 |

There appears to be some potential for the separate entities of New Chorus and New Telecom to be rated more highly by the market following the Proposed Separation (i.e. the aggregate market capitalisations of New Chorus and New Telecom may exceed the pre-announcement market capitalisation of TCNZ prior to the Proposed Separation). The possible reasons for this include:

- as separately listed entities, New Chorus and New Telecom will have a high level of visibility to the investment community;
- the success of the UFB Initiative and New Chorus' participation in that initiative will be disclosed in detail to the market. Critically, the Government will have a clear incentive to ensure the fibre initiative is successful and fibre uptake is strong. This is likely to be reflected in encouragement of government-owned or controlled entities and institutions (schools, hospitals, universities, government departments, police, fire etc.) to take up fibre as it is installed;
- New Telecom will be freed from the Kiwi Share obligations, making it more attractive from a takeover (and investment) perspective;
- the marginal (i.e. price setting) investors in both entities should be those investors that value the respective businesses most highly; and
- New Chorus is likely to be compared to other largely dedicated infrastructure entities which trade at relatively high multiples.

The post announcement share price increase is some evidence of the market's endorsement of the benefits of the Proposed Separation and the potential for higher overall market valuations. It should be noted that, as with most demergers or separations, there is a risk of a period of relative share price weakness in the short term until the registers for each entity reach some degree of equilibrium and because the incremental costs of the separation will be incurred immediately while many of the benefits will take some time to translate into improved earnings and cash flow. **The actual trading price of New Chorus and New Telecom shares is uncertain** and will depend on a range of factors at the time of actual separation including:

- equity market conditions;
- economic conditions;
- interest rates; and

41 One New Chorus share issued for every five TCNZ shares. Total share prices are presented as a pre-separation equivalent for comparison purposes only.

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factors specific to each company including:

- operating performance;

- the ability to achieve expansion and to identify and pursue growth initiatives;

- market perceptions about earnings prospects;

- the effectiveness in communication by the entity of its strategy and prospects to analysts, institutional investors and other market participants; and

- differentiating factors between the entities and their peers.

7.6 Costs, Disadvantages and Risks

7.6.1 Index Weighting and Impact on Liquidity

TCNZ is included in all the major NZX and ASX market indices. TCNZ is also listed on the NYSE.

TCNZ has a market capitalisation of approximately $5.2 billion and EBITDA of approximately $1.8 billion. Companies with larger market capitalisations typically attract greater investor interest reflecting, at least in part, the deep and liquid market for their shares and their relative importance to the performance of the market in general. While New Chorus and New Telecom will have smaller market capitalisations than TCNZ, it should be recognised that:

both New Chorus and New Telecom will be substantial companies in their own right. New Telecom is expected to be the third largest company on the NZX and New Chorus the eighth largest (based on estimated market capitalisations);

New Telecom will still be the largest listed telecommunications company and New Chorus will be one of the larger listed infrastructure entities on the NZX;

both New Chorus and New Telecom will be included in all the leading domestic indices (including the NZX50 which is the key index for institutional investment purposes);

index based investors in New Zealand are likely to continue to need to hold both New Telecom shares and New Chorus shares. In addition New Telecom is expected to be included in the MSCI World Index. New Chorus is however likely to fall outside the MSCI World Index which may reduce the number of overseas institutions that can invest in New Chorus; and

both New Chorus and New Telecom would largely retain, at least initially, TCNZ’s relatively open and diverse share register, which should promote deep and liquid markets for their shares.

While New Telecom and New Chorus will be smaller entities than TCNZ, they will both be substantial companies and will be included in the NZX50. The impact of the Proposed Separation on the liquidity of New Telecom and New Chorus securities is difficult to predict with any confidence. Index-related selling and the consequent impact on demand for shares in the short term is typically more pronounced when companies move in or out of a key Index. Index related selling is unlikely to affect New Telecom or New Chorus. Accordingly, in Grant Samuel’s view the potential adverse effect of lower liquidity as a result of the Proposed Separation is not likely to be material.

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7.6.2 Loss of Diversification

The Proposed Separation will result in the loss of the benefits of diversification inherent in TCNZ’s current mix of businesses. Splitting TCNZ into New Chorus and New Telecom may not suit all shareholders. Some shareholders may have a view that an integrated telecommunications model provides benefits and makes TCNZ a more attractive investment opportunity through its larger scale and diversity of businesses and assets. The existing, largely copper network generates a stable, albeit regulated annuity revenue stream and supports either a wholesale or retail relationship with 93% of the telecommunications market. The ownership of the network and the consistent revenues derived from it mitigate the risk associated with the retail division but also provide a product delivery platform to support the retail businesses. An example of the benefit of this scale and support has been the growth of Gen-i following its acquisition by TCNZ in 2004.

The advent of Operational Separation has however progressively eliminated many of the advantages of an integrated telecommunications model. The vertically integrated model continues to attract an unusually higher degree of regulatory restriction and monitoring, as TCNZ currently experiences.

7.6.3 Increased Financial Risk / Impact of Debt

New Chorus will hold a higher proportion of TCNZ’s existing debt (which is being refinanced as part of the Proposed Separation) and will have higher financial gearing than New Telecom or TCNZ. The financial risk of New Chorus will increase as a consequence of the Proposed Separation. However the increase in financial risk should be considered against the characteristics of New Chorus’ underlying business including its strong and predictable cash flows and limited competition. In comparison, New Telecom will have a lower proportionate level of net borrowings, and initially at least, will be less vulnerable from a financial risk perspective to the impact of any adverse business events.

7.6.4 Impact on Funding Costs

At present, the underlying businesses of TCNZ are financed from its group financing programme including EMTN and Telebonds. As separate entities, New Chorus and New Telecom will be required to raise their own finance to fund growth and development without the financial support or credit profile associated with being part of the larger TCNZ group. However, both entities will be significant in their own right, with substantial assets and earnings. Unless there is a material downturn in financial performance, it is reasonable to expect that access to, and cost of, finance should not be materially more expensive than TCNZ’s and could improve as they establish independent credit histories. It is also possible that the debt providers to New Chorus and New Telecom may impose more stringent borrowing covenants than those imposed on TCNZ today, given the loss of benefits of diversification inherent in TCNZ’s current mix of business.

7.6.5 Key Risks associated with the Separation Model

Obtaining the required approvals

Approval of the Proposed Separation is required from TCNZ shareholders, Telebond holders and various tranches of EMTN holders or the respective Trustee for each debt instrument. If, in the first instance, the approval is not received as planned, there could be additional costs incurred in obtaining approvals, waivers or consents as required, or the Proposed Separation may be terminated.

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Build cost over-run

There is the risk of underestimating the cost to build the network. The cost of the cabling itself is less consequential relative to the labour, fuel and equipment charges incurred in laying an underground fibre network. It is also difficult to accurately predict the average cost to connect each to the home. New Chorus carries the cost of the connecting residential users to the communal network. Importantly if there are cost savings from constructing the communal network (the actual cost is less than the budgeted cost), then this benefit falls to New Chorus. The quantum of CFH’s investment does not reduce because the cost of the communal network build reduces.

Dependence on third party contractors and suppliers

Under the existing operational separation framework Chorus already has a high level of dependence on contractors and external suppliers to provision, maintain and build the existing copper and fibre access networks, including the delivery of the FTTN programme over the last three years. To deliver the UFB Initiative New Chorus’ dependence on third party contractors and suppliers will increase and New Chorus will also face labour cost pressure, as the Australian NGN initiative is likely to increase the demand for telecommunication contractors. There is also the risk that New Chorus may receive less favourable terms from its suppliers, given its reduced size and bargaining power as compared to TCNZ.

Failure to deliver against UFB Agreements

New Chorus will have a number of contracts in place with CFH that provides a framework for the UFB Initiative. The framework, in general terms, covers the funding, design, build, delivery and operation of the UFB Network. The contracts provide remedies to CFH for breach of the obligations by New Chorus and this creates additional risks. The key risks are that New Chorus does not meet the premises passed target and fails to deliver on the product plan (e.g. deliver the planned services to the RSPs). This may lead to New Chorus incurring financial penalties depending on the level of breach and in the worst case CFH is granted termination rights. In Grant Samuel’s opinion due to Chorus’ track record of project delivery (e.g FTTN programme) under operational separation, the risk of delivery on the UFB milestones is low.

New Telecom will need to be competitive

New Telecom will need to be competitive to retain and win market share. TCNZ has at times been observed as the large incumbent telecommunications provider that had a mentality of defending market share rather than pursuing growth. New Telecom may need to improve its responsiveness to consumer demands.

Contract Risks

There is a risk that New Chorus and New Telecom may not be able to assign, novate or transfer certain contracts or licences. Grant Samuel consider this a more technical risk as most suppliers and licensors to New Chorus and New Telecom will have a commercial incentive to keep trading with those companies and are likely to adopt a pragmatic, if not accommodating approach to requests to transfer contracts or licences.

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Political Risks

A change in Government may result in further changes to the telecommunications regulation environment. While this risk cannot be ruled out, Grant Samuel considers that the Crown commitment to fibre is unlikely to be revoked given the advantages to education, commerce and health that it is perceived to bring.

Technology Risks

The risk in building a new network is that fibre take up will be slow. End users and RSPs may not respond to or promote UFB marketing and awareness initiatives. History suggests that unless the wrong technology is implemented the market will eventually migrate across. The risk on access technology is not whether there is a better fixed option than fibre but that advances in mobile access technology may encourage FMS. If New Chorus cannot derive fibre uptake, it could lose market share and suffer a decline in financial performance.

7.6.6 Additional Administration Costs

The Proposed Separation will result in the loss of the financial benefits that result from operating the two businesses within a single corporate group providing services to both businesses. These benefits derive from operating a single corporate head office and the provision of a number of functions centrally on behalf of all TCNZ group businesses. The two businesses currently share corporate overheads including the board of directors, the executive office and ongoing compliance reporting and listing costs. Functions such as accounting, treasury, taxation, legal, company secretarial, insurance, human resources, business development, procurement, information technology and property administration have been provided centrally. Following the proposed restructure, New Chorus will need to establish its own corporate functions. The incremental administration costs to be incurred by New Chorus include:

costs associated with having a separate listing for New Chorus on the NZX and ASX (including listing fees and costs associated with maintaining a share register), annual reports (preparation, audit review and printing), shareholder communications, legal and regulatory compliance costs, board of directors and secretarial costs; and

central administrative costs including the senior management, accounting, treasury, legal and taxation and other general services.

There is a risk, albeit relatively small, that the establishment of these capabilities may be more costly or difficult than anticipated.

7.6.7 One off Transaction Costs

From 1 July 2011 TCNZ has estimated that the total cash transaction costs of the Proposed Separation will be approximately $85 million to $120 million of which approximately $35 million will have been incurred or will be incurred whether or not the Proposed Separation goes ahead. These transaction costs include professional and legal fees, investment banking fees, insurance, the costs of establishing New Chorus as a separate entity and debt reorganisation costs, printing and communications costs. TCNZ will fund most of these costs, the majority of which will be written off directly against shareholders’ funds. These costs, while significant, are not material by comparison with the expected earnings, assets and market capitalisation of New Telecom. There are also debt restructuring costs that will be incurred by TCNZ whether the Proposed Separation

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is implemented or not. In addition, potential additional costs may be incurred as a result of failure to secure the necessary bond holder consents. In that scenario, and assuming TCNZ wishes to continue to pursue the Proposed Separation, an alternative mechanism may be employed to deal with those debt instruments.

7.7 Tax Issues

7.7.1 Corporate

The Proposed Separation will require the transfer of certain assets and liabilities from TCNZ to New Chorus. In the case of assets and any liabilities (excluding EMTN liabilities and related derivatives) transferred to New Chorus, provisions in the Telecommunications Act 2001 will ensure a tax neutral outcome (that is, that the transfer to New Chorus should not result in any tax cost or tax advantage to TCNZ and New Chorus). A binding ruling has been sought from the Inland Revenue confirming this interpretation. The most significant tax issue to TCNZ from the transfer of assets to New Chorus would be that to the extent the value of fixed (i.e depreciable) assets transferred to New Chorus exceeds their tax book value, depreciation expense previously claimed by TCNZ would be recaptured, resulting in potentially significant levels of assessable income to TCNZ. The Telecommunications Act tax provisions address this issue by providing rollover relief in respect of those depreciable assets (i.e. no depreciation recapture is recognised by TCNZ, and New Chorus inherits the tax book value of the assets and can continue to depreciate them as if it were TCNZ).

The restructuring of borrowings under the TCNZ EMTN programme (and related derivatives) will be undertaken as a consequence of the Proposed Separation. The tax consequences of those restructuring steps (rather than the tax consequences prescribed by the Telecommunications Act tax provisions) will apply, and a binding ruling has been sought from Inland Revenue confirming those tax consequences.

7.7.2 Tax Consequences for shareholders

Section 12 of the Scheme Booklet details the tax implications of the Proposed Separation for shareholders resident in New Zealand, Australia, United States and the United Kingdom. Binding rulings on the tax implications for shareholders in the jurisdictions listed (other than the United Kingdom) above are being obtained by TCNZ. TCNZ expects there to be no adverse tax implications from the Proposed Separation for the majority of TCNZ shareholders.

7.7.3 CFH Investment in New Chorus

The CFH investment in New Chorus will take the form of debt and equity. The intended tax consequences for New Chorus include that no income should be recognised by New Chorus as a consequence of the terms of the debt and equity instruments for which CFH will subscribe. A binding ruling has been sought from the New Zealand Inland Revenue confirming (among other things) that this will be the case.

7.7.4 Disclaimer

The analysis set out above outlines the major tax consequences of the Proposed Separation and accordingly should be viewed as indicative only. It does not purport to represent formal tax advice regarding the taxation consequences of the Proposed Separation for TCNZ shareholders. Further

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details of the tax consequences of the Proposed Separation are set out in the Scheme Booklet. In any event, the tax consequences for shareholders will depend on their individual circumstances. If in any doubt, shareholders should consult their own professional adviser.

7.8 Ineligible Overseas Shareholders

Ineligible shareholders will be able to vote on the Proposed Separation but will not be able to receive New Chorus shares if the Proposed Separation is implemented. Shares in New Chorus allocated to ineligible shareholders will be sold through a share sale facility (following the listing of New Chorus) with the net sale proceeds returned to those ineligible shareholders. Ineligible overseas shareholders will therefore give up their economic interest in New Chorus. They may also have to pay tax on any profit on the disposal of those shares (in their country of residence). However:

their New Chorus shares will be sold for market value;

they can acquire New Chorus shares through the NZX or ASX following the listing if they wish to retain an exposure; and

shareholders representing less than 1% of TCNZ’s issued capital are expected to be impacted by these provisions.

7.9 Dividends

The dividend policies of New Chorus and New Telecom will be decided by the Boards of those two companies if the Proposed Separation is implemented. However, the Board of New Chorus will not form unless the Proposed Separation is implemented, and accordingly a definitive dividend policy cannot be stated with certainty. TCNZ has advised that for FY12 New Chorus is expected to adopt a dividend policy to pay out 25 cents per share per annum, however, no guidance on dividends has been given by the Board at this point of time. New Telecom’s indicative policy is to maintain a distribution rate equal to 90% of the adjusted NPAT. At the date of the Proposed Separation, New Chorus will have a zero imputation credit account balance.

7.10 Conclusion

TCNZ has entered into a contract with CFH on terms that it considers are advantageous and financially beneficial to its shareholders. The separation of TCNZ into New Telecom and New Chorus is a condition of the CFH Agreements. There are two aspects to the Proposed Separation:

entering into the agreements with CFH; and

the consequential separation into New Telecom and New Chorus.

If the Proposed Separation is approved New Chorus will partner with CFH in the rollout of the UFB Initiative in the contracted regions. The choice for shareholders is not between the Proposed Separation and returning to the status quo. The Crown’s strong commitment to build a nationwide UFB network has changed the telecommunications landscape in New Zealand. If shareholders do not approve the Proposed Separation then TCNZ will remain essentially as it is and will compete with a CFH subsidised UFB network operated by other parties. Under the compete scenario TCNZ:

would not receive any payments from CFH;

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capital expenditure would be significantly reduced; and

would continue to develop its own high speed broadband capacity and maintain the copper network for as long as possible.

Grant Samuel has compared the estimated value outcomes under the cooperate and compete scenarios. The analysis focuses on the difference between the cooperate and compete scenarios (rather than the absolute value) as this is the critical factor for shareholders. The analysis undertaken by Grant Samuel indicates that TCNZ shareholders will be better off in NPV terms under the cooperate scenario. Under a base set of assumptions Grant Samuel estimates the cooperate scenario is approximately $0.5 billion better than the compete scenario, equivalent to approximately 28 cents per share. The difference can be attributed primarily to the investment from the Crown (effectively a form of subsidisation due to the CFH debt being non-interest bearing, and the CFH equity securities being non-dividend bearing for a defined period) and the benefits from not competing with a second high speed network. These benefits are in part offset by the impact of the significant capital expenditure that will be incurred if the Proposed Separation is implemented. The incremental NPV from the cooperate scenario is still evident under a range of sensitivity analysis such as changes to the rate of fibre uptake or the extent of fixed to mobile substitution. A relatively extreme set of circumstances would be required for the compete scenario to have an NPV greater than the cooperate scenario.

The nature of the Proposal is such that the absolute level or accuracy of the calculated NPV should be of less concern to shareholders. The critical issue is that the analysis demonstrates that the NPV of the cooperate scenario exceeds the NPV of the compete scenario by a sufficient margin to mean that implementing the Proposed Separation will be value accretive in most circumstances. It should be noted that under the compete scenario there are a number of risks which have not been the quantified such as an adverse regulatory response under the current or a subsequent government.

In Grant Samuel’s opinion the compete scenario would have been a destructive outcome for both the Crown and TCNZ shareholders. There would be value erosion as two competing fixed line networks chased a share of a relatively small market for fixed access networks.

The Proposed Separation of TCNZ into New Chorus and New Telecom is a clean split as it involves no sale of equity to third parties, no value transfers between the separated entities, no cross shareholdings and the establishment of separate Boards and management teams. The transitional and commercial arrangements between New Chorus and New Telecom are the outcome of robust commercial negotiations that do not result in any identifiable loss of assets or financial or operational advantage or disadvantage accruing to either entity.

Apart from being necessary to proceed with the CFH Agreements, the main benefits expected from the Proposed Separation are:

relief from regulation. The advantages of structural separation on the relief from certain regulations for New Telecom are compelling;

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New Chorus and New Telecom will have greater financial flexibility to exploit growth opportunities and manage their capital structure without the potential constraints from competing capital demands; and

a potentially higher aggregate share market valuation as investors apply different valuation metrics to each entity.

The Proposed Separation provides a number of other benefits including enhanced prospects for takeover activity in New Telecom, greater management and Board focus on each business, and increased financial flexibility for investors to determine the extent to which they retain, reduce or increase exposure to each of New Telecom and New Chorus.

While New Telecom and New Chorus will be smaller entities than TCNZ, they will both be substantial companies and will be included in the NZX50. The impact of the Proposed Separation on the liquidity and share price of New Telecom and New Chorus securities is difficult to predict with any confidence. However, the post announcement share price increase appears to reflect the market’s endorsement of the benefits of the Proposed Separation.

The Proposed Separation is not without risk. As examples the funding costs for each entity may increase, the cost to build the network may exceed forecast and the impact of FMS may increase. Importantly for New Telecom, while it is released from substantial regulation, it loses the reliable income from ownership of a fixed line network. New Chorus is burdened with the majority of TCNZ’s current debt, reflecting its stronger and more robust underlying cashflows.

The other costs, disadvantages and risks of the Proposed Separation include the smaller size of each entity and the potential impact of that on liquidity, the fact that ineligible shareholders will not be able to receive New Chorus shares, a number of one off costs that will have been incurred whether the Proposed Separation proceeds or not, and the increased costs associated with having two separate listed entities. None of these are considered major drawbacks.

The evaluation of the Proposed Separation is largely subjective as the benefits are not all easily quantified or tested. There is no guarantee of future performance of either New Chorus or New Telecom. The issue for shareholders is whether that performance under the cooperate scenario is likely to be better relative to what it may be under the compete scenario.

In Grant Samuel’s opinion, the Proposed Separation is, on balance, in the best interests of TCNZ shareholders. TCNZ shareholders are likely to be better off if the Proposed Separation is implemented than if it is not, notwithstanding the costs disadvantages and risks.

7.11 Shareholder Decisions

The decision of each shareholder whether to vote in favour of the Proposed Separation is a matter for individual shareholders based on each shareholder’s view as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. In particular tax consequences may vary from shareholder to shareholder. Shareholders who are in doubt as to what action they should take in relation to the Proposed Separation should consult their own professional adviser.

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Any decision to continue to hold shares in TCNZ, or shares in New Chorus and New Telecom is a separate investment decision upon which Grant Samuel does not offer an opinion. Shareholders should consult their own professional adviser in this regard.

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8. Qualifications, Declarations and

Consents

8.1 Qualifications

The Grant Samuel group of companies provides corporate advisory services (in relation to mergers and acquisitions, capital raisings, corporate restructuring and financial matters generally), property advisory services and manages private equity and property development funds. One of the primary activities of Grant Samuel is the preparation of corporate and business valuations and the provision of independent advice and expert’s reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 400 public expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Simon Cotter, BCom, MAppFin, F Fin, Michael Lorimer, BCA, Peter Jackson, BCom, CA and Christopher Smith, BCom, PGDipFin, DipAppFin. Each has a significant number of years of experience in relevant corporate advisory matters.

8.2 Limitations and Reliance on Information

Grant Samuel’s opinion is based on economic, market and other conditions prevailing at the date of this report. Such conditions can change significantly over relatively short periods of time. The report is based upon financial and other information provided by the directors, management and advisers of TCNZ. Grant Samuel has considered and relied upon this information. Grant Samuel believes that the information provided was reliable, complete and not misleading and has no reason to believe that any material facts have been withheld.

The information provided has been evaluated through analysis, enquiry, and review for the purposes of forming an opinion as to the underlying value of TCNZ. However in such assignments time is limited and Grant Samuel does not warrant that these inquiries have identified or verified all of the matters which an audit, extensive examination or “due diligence” investigation might disclose.

The time constraints imposed by the separation sequence are tight. This timeframe restricts the ability to undertake a detailed investigation of TCNZ. In any event, an analysis of the merits of the offer is in the nature of an overall opinion rather than an audit or detailed investigation. Grant Samuel has not undertaken a due diligence investigation of TCNZ. In addition, preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of TCNZ. It is understood that, where appropriate, the accounting information provided to Grant Samuel was prepared in accordance with generally accepted accounting practice and in a manner consistent with methods of accounting used in previous years.

An important part of the information base used in forming an opinion of the kind expressed in this report is the opinions and judgement of the management of the relevant enterprise. That information was also evaluated through analysis, enquiry and review to the extent practicable. However, it must be recognised that such information is not always capable of external verification or validation.

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The information provided to Grant Samuel included projections of future revenues, expenditures, profits and cashflows of TCNZ prepared by the management of TCNZ. Grant Samuel has used these projections for the purpose of its analysis. Grant Samuel has assumed that these projections were prepared accurately, fairly and honestly based on information available to management at the time and within the practical constraints and limitations of such projections. It is assumed that the projections do not reflect any material bias, either positive or negative. Grant Samuel has no reason to believe otherwise.

However, Grant Samuel in no way guarantees or otherwise warrants the achievability of the projections of future profits and cashflows for TCNZ. Projections are inherently uncertain. Projections are predictions of future events that cannot be assured and are necessarily based on assumptions, many of which are beyond the control of management. The actual future results may be significantly more or less favourable.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue. In forming its opinion, Grant Samuel has assumed, except as specifically advised to it, that:

the title to all such assets, properties, or business interests purportedly owned by TCNZ is good and marketable in all material respects, and there are no material adverse interests, encumbrances, engineering, environmental, zoning, planning or related issues associated with these interests, and that the subject assets, properties, or business interests are free and clear of any and all material liens, encumbrances or encroachments;

there is compliance in all material respects with all applicable national and local regulations and laws, as well as the policies of all applicable regulators other than as publicly disclosed, and that all required licences, rights, consents, or legislative or administrative authorities from any government, private entity, regulatory agency or organisation have been or can be obtained or renewed for the operation of the business of TCNZ, other than as publicly disclosed;

various contracts in place and their respective contractual terms will continue and will not be materially and adversely influenced by potential changes in control; and

there are no material legal proceedings regarding the business, assets or affairs of TCNZ, other than as publicly disclosed.

8.3 Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel’s opinion as to the merits of the Proposed Separation. Grant Samuel expressly disclaims any liability to any TCNZ security holder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

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Grant Samuel has had no involvement in the preparation of the Scheme Booklet issued by TCNZ and has not verified or approved any of the contents of the Scheme Booklet. Grant Samuel does not accept any responsibility for the contents of the Scheme Booklet (except for this report).

8.4 Independence

Grant Samuel and its related entities do not have any shareholding in or other relationship or conflict of interest with TCNZ or CFH that could affect its ability to provide an unbiased opinion in relation to the Proposed Separation. A Grant Samuel executive has a minority shareholding and is a director of a private company in which an executive of CFH also holds a minority shareholding and is a director. Grant Samuel had no part in negotiating or setting the terms of the Proposed Separation. Its only role has been the preparation of this report and the independent report in relation to the Domestic Debt Securities. Grant Samuel will receive a fixed fee for the preparation of this report. This fee is not contingent on the outcome of the Proposed Separation. Grant Samuel will receive no other benefit for the preparation of this report. Grant Samuel considers itself to be independent for the purposes of this report.

8.5 Sources of Information

The following information was utilised and relied upon, without independent verification, in preparing this report:

Publicly Available Information

annual reports of TCNZ for the four years ended 30 June 2010 and half year announcement for the six months to 31 December 2011;

a range of articles, announcements and research on the telecommunications sector;

press releases, public and government announcements, media and analyst presentation material and other public filings by TCNZ including information available on its website;

brokers’ reports and recent press articles on TCNZ and the telecommunications sectors; and

sharemarket data and related information on selected international listed companies engaged in the telecommunications sectors sourced from Capital IQ and NZX Company Research Services.

Non Public Information provided by TCNZ

board papers and other internal briefing papers relating to the Proposed Separation;

the proposed Separation Scheme Booklet (including earlier drafts);

pro forma financial accounts for the year ended 30 June 2011 and historical financial carve outs for the years ended 30 June 2009, 2010 and 2011;

financial budgets for TCNZ businesses for the year ending 30 June 2011;

compete vs co-operate scenario analysis;

presentations to debt rating agencies on the proposed separation;

transactional documents including IPA, NIPA, Deed of Operational and Governance Undertakings, Subscription Agreements and NPCA;

Wholesale Services Agreement and the Kiwi Share Conversion Deed;

the TCNZ Asset Allocation Plan; and

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other confidential documents, presentations and working papers.

Grant Samuel has also held discussions with, and obtained information from, senior management of TCNZ and its advisers. Grant Samuel has considered and, to the extent deemed appropriate, relied on this information for the purposes of this analysis. Using the TCNZ financial model, Grant Samuel has constructed its own base case as a means of comparison between the cooperate and compete scenarios. Grant Samuel has made a number of changes to the models to reflect its own judgement on certain matters. It should be recognised that projections contained in any forward looking financial model are inherently uncertain.

8.6 Declarations

TCNZ has agreed that it will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report. This indemnity will not apply in respect of the proportion of any liability found by a Court to be primarily caused by any conduct involving gross negligence or wilful misconduct by Grant Samuel. TCNZ has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Where Grant Samuel or its employees and officers are found to have been grossly negligent or engaged in wilful misconduct Grant Samuel shall bear the proportion of such costs caused by its action. Any claims by TCNZ are limited to an amount equal to the fees paid to Grant Samuel.

Advance drafts of this report were provided to the directors and senior management of TCNZ. Certain changes were made to the drafting of the report as a result of the circulation of the draft report. There was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts.

8.7 Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the Scheme Booklet to be sent to security holders of TCNZ. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

GRANT SAMUEL & ASSOCIATES LIMITED

13 September 2011

Grant Samuel & Associates

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Appendix A

Background – Demergers and Separations

Rationale

A ‘demerger’ or ‘spin-off’ is generally defined as a pro-rata transfer of shares in a wholly owned subsidiary to shareholders. The broad principle underlying demergers is that sharemarkets generally do not reward corporate diversification unless there are substantial synergies available to a corporate holder of a diversified portfolio of assets or some other strategic rationale. Investors can achieve diversification themselves and it is generally accepted that investors prefer the investment flexibility resulting from the separation of assets into separate companies that have relatively focussed businesses. Consequently, demergers have typically been undertaken to create investment opportunities with a single geographic focus, a single industry focus or a single commodity focus.

A pure demerger involves the transfer to existing shareholders of 100% of the shares in the subsidiary and there is no dilution of equity or transfer of ownership from the current shareholders. That is the structure being adopted by TCNZ for the purposes of the Proposed Separation. There are a number of variants that are also loosely referred to as demergers including:

a majority demerger, where the parent distributes the bulk of the subsidiary’s shares to existing shareholders and either retains the remaining shares for a period or sells them immediately through an initial public offering (IPO) or other sale process;

an equity carve-out, where the parent company sells a portion of a subsidiary’s shares through an IPO. The carved-out subsidiary has its own board, management and financial statements while the parent company provides strategic direction and central resources; and

a divestiture IPO, where 100% of the shares in the subsidiary are sold to the public.

The use of demergers as a method of divesting a subsidiary has become a common feature of equity markets in recent years. Recent examples of demergers in Australia include:

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| Selected Demergers in Australia | | | | | |
|---|---|---|---|---|---|
| Date | Parent | Business/Market Focus | Demerged entity | Business/Market Focus | % Demerged |
| Jun 2011 | Tabcorp Holdings | Casinos | Echo Entertainment | Gaming/Wagering | 100.0% |
| Mar 2011 | Foster's Group | Beer | Treasury Wine Estates | Wine | 100.0% |
| Jan 2011 | International Coal | Resources (Coal) | Straits Resources | Resources (Metal) | 100.0% |
| Jul 2010 | Arrow Energy | Coal seam gas | Dart Energy | Coal seam gas | 100.0% |
| Jul 2010 | Orica Limited | Chemicals | DuluxGroup | Coatings | 100.0% |
| Dec 2007 | PBC | Media | Crown | Gaming | 100.0% |
| Jun 2007 | Toll Holdings | Logistics | Asciano | Ports and rail | 100.0% |
| Nov 2006 | Tower | Multi-line insurance | Tower Australia Group | Life insurance (Aus) | 100.0% |
| Nov 2005 | Mayne Group | Healthcare | Mayne Pharma | Pharmaceuticals | 100.0% |
| Oct 2003 | AMP | Insurance, wealth management | HHG plc | Insurance | 85.0% |
| Mar 2003 | CSR | Building materials, aluminium, sugar | Rinker Group | Building materials | 100.0% |
| Dec 2002 | WMC | Alumina | WMC Resources | Resources | 100.0% |
| Jul 2002 | BHP Billiton | Resources | BHP Steel | Steel | 94.0% |
| Oct 2000 | The Broken Hill Proprietary Company | Resources | OneSteel | Steel | 100.0% |
| Apr 2000 | Amcor | Packaging | PaperlinX | Paper | 82.0% |
| Feb 2000 | Origin Energy | Energy | Boral | Building Materials | 100.0% |

*Source: IRESS*

The benefits typically cited for demergers largely reflect the focus of the demerged entity. However, there are a number of disadvantages and potential risks associated with demergers and separations:

| Benefits and Disadvantages/Risks of Demergers | |
|---|---|
| **Benefits** | **Disadvantages/Risks** |
| • transparency | • loss of synergies |
| • investor attraction and interest | • transaction costs |
| • enhanced flexibility to shareholders | • duplication of corporate costs |
| • clarity in capital allocation | • increased financing costs |
| • flexibility in raising capital | • loss of diversification |
| • better targeted incentives and management focus | • reduced liquidity and rating in key indices |
| • independence and strategic flexibility to undertake growth initiatives | |

### *Telecommunications Separations*

In the case of TCNZ, the rationale for the Proposed Separation or demerger is not to remove a corporate diversification discount, but rather the outcome of the requirement under the CFH Agreements to separate the company to enable New Chorus to participate in the UFB Initiative. The telecommunications sector is one of the most active globally in this regard to prevent discrimination of competitors, enhance competition and

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promote the uptake of strategically important services such as broadband. The following table provides a summary of telecommunication operational separations:

| Selected Telecommunication Separations | | | |
|---|---|---|---|
| **Year** | **Country** | **Company** | **Description** |
| 2001 | United Kingdom | BT | In 2001 BT signed an agreement to demerge its mobile division BT Cellnet. The demerger was subject to a shareholder vote (i.e. it was not mandatory). In October 2001, 87% of the shareholders voted in favour of the demerger. BT Cellnet was relaunched as O2 in 2002. Subsequent to the demerger O2 had numerous European telecommunication companies considering an acquisition of O2. In 2005, O2 was acquired by Spanish telecommunications company Telefónica for £18 billion. |
| 2002, 2008 | Italy | Telecom Italia | In 2002 Telecom Italia implemented administrative separation which resulted in two distinct business divisions, wholesale and retail with the core network and access services remaining within the same operational division. In 2008 Telecom Italia implemented operational separation (in most parts similar to BT) with the creation of Open Access a separated network operation that will transparently serve both internal customers from Telecom Italia's commercial activities and alternative providers. |
| 2007 | Sweden | TeliaSonera | Under pressure from the Swedish Post and Telecom Agency TeliaSonera undertook operational separation. It established a new fully owned telecom infrastructure subsidiary in Sweden, which covers the copper and fibre networks and the sale of its own products on equal terms to TeliaSonera's wholesale customers and the company's own retail operations. |
| 2006 | Australia | Telstra | Operational separation resulted in separate retail, wholesale and key network services business units. It also required Telstra commit to key performance service indicators which measure the equivalence of delivery of services to other telecommunications companies |
| 2005 | United Kingdom | BT | Functional separation created a distinct business division called Openreach. Openreach is responsible for the operation and development of BT's local access network and to make universally available such products as LLU, SLU, wholesale line rental and backhaul products. |

Due to the economic strategic importance of broadband many countries are developing broadband and fibre initiatives that may have ramifications for incumbent full service operators. The New Zealand Government's UFB Initiative will result in New Zealand being an international leader of high speed broadband, comparable with countries such as Japan, South Korea, Singapore and Australia. The following table provides a summary of other nationwide government fibre programmes.

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| Selected Nationwide Government Broadband and Fibre Initiatives | | |
|---|---|---|
| **Country** | **Ownership** | **Description** |
| Australia | Government | The Australian government's objective is to have a FTTP network to 93% of premises with remaining 7% supplemented by wireless and satellite. The government will invest directly into the national broadband network company (**NBN**) and Telstra will effectively sell its fixed-line copper network to the NBN as it is decommissioned and replaced with a fibre network. |
| Singapore | Private companies with central government grants | The Singapore government's FTTP programme objective is to have a FTTP network to all physical addresses by 2013. The initiative splits the future fibre infrastructure into three different levels:<br>• the first level will design build and operate the passive infrastructure (deploying and operating fibre) and offer open access to active infrastructure companies. The joint venture called OpenNet that will operate this level will receive grants of S$750m. The joint venture will also lease SingTel's (the incumbent) ducts, manholes and exchanges;<br>• the second level is operated by StarHub's subsidiary Nucleus Connect and it is responsible for the optical line terminal, switches and all active equipment. Nucleus Connect also provides retail services provide with open access to the network. Nucleus Connect will receive S$250m in grants; and<br>• the third level is where retail service operators compete and the development and commercialisation of IP services such as IPTV, VoIP and business products.<br>There are various controls within the FTTP programme to avoid the creation of a monopoly and to encourage competition. This includes limiting OpenNet's shareholding structure to prevent operators such as SingTel holding a controlling stake. |
| South Korea | Private companies with Government investment | In 2009 the Korea Communications Commission (**KCC**) announced that it plans to invest ~$24 billion in the country's IT infrastructure. Private companies who are awarded contracts will also invest ~$24 billion in the project. The proposed plan by the KCC aimed to meet the expected demand from the future broadcasting and communications services by building the ultra broadband convergence network and replacing the circuit-switched telephone network with an IP telephony network, which will bring the following changes. By 2012 Korea's IT infrastructure will look to deliver fixed line and wireless speeds of 1 Gbps and 10 Mbps and HDTV 16 times clearer than the current image produced by the broadcast network. |

Notwithstanding the various separation initiatives in the telecommunications market, historically no company has been required to structurally separate a listed telecommunications company into a listed network owner operator and a listed RSP. **In this regard, the Proposed Separation is unique.**

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Market Evidence

There is little hard evidence as to whether or not demergers have actually been successful in enhancing shareholder value, largely because it is not possible to reliably measure what the share prices would have been had the demergers not occurred. Some of the evidence and views which have emerged are summarised below:

several studies42 have found that there was a positive impact on the share price (of around 3-6%) at the time of the announcement. A similar rise occurred where there was a targeted equity share or equity carve-out. One study has shown that, in some circumstances, there is no decline even if the demerger is ultimately withdrawn43;

several studies44 have also found significantly positive abnormal returns over an extended period (of up to three years) following the demerger for the demerged company, the parent and the demerged company/parent combination. Although, one study45 found that long term value creation only exists for the demerged subsidiary not the parent;

some of the reasons found to be associated with positive abnormal returns have included:

- corporate restructuring activity46. Both the demerged subsidiary and the parent experience an unusually high incidence of takeovers in comparison to their control group comparable companies. The abnormal performance is limited to companies involved in takeover activity.

The findings suggest that demergers provide a low-cost method of transferring control of corporate assets to bidders who are able to create greater value;

- mitigation of information asymmetry47. The hypothesis was that value would be enhanced if the demerged subsidiary is able to convey more information about its operating efficiency and future prospects when it is a separate entity than when it is part of a combined unit. The findings were that firms that engaged in demergers have higher levels of information asymmetry compared to their industry and size matched counterparts and the information problems decrease significantly after the demerger as analyst scrutiny increases. The relationship is more pronounced for those companies that demerge related subsidiaries;

42 See for example: P.L. Anslinger, S.J. Klepper and S. Subramaniam, “Breaking Up is Good to Do”, The McKinsey Quarterly, 1999 Number 1; Thomas Kirchmaier, “The Performance Effects of European Restructures”, Centre for Economic Performance, London School of Economics and Political Science, May 2003; UBS Investment Research, “Q-Series: Spin-offs and Restructures”, UBS Limited, 14 April 2005.

43 K. Alli, G. Ramirez and K. Yung, “Withdrawn Spin-Offs: An Empirical Analysis”, the Journal of Financial Research, Winter 2001.

44 See for example: J. Wyatt, “Why Spinoffs Work for Investors”, Fortune, October 16 1995, p. 72; P.J. Cusatis, J.A. Miles and J.R. Woolridge, “Restructuring Through Spin-outs, the Stock Market Evidence”, Journal of Financial Economics, Volume 33 No. 3, June 1993, T.A. John, “Optimality of Spin-outs and Allocation of Debt” Journal of Financial and Quantitative Analysis, 1993.

45 Thomas Kirchmaier, “The Performance Effects of European Restructures”, Centre for Economic Performance, London School of Economics and Political Science, May 2003.

46 P.J. Cusatis, J.A. Miles and J.R. Woolridge, “Restructuring Through Spin-outs, the Stock Market Evidence”, Journal of Financial Economics, Volume 33 No. 3, June 1993.

47 S. Krishnaswami and V. Subramaniam, “Information Asymmetry, Valuation and the Corporate Spin-out Decision”, Journal of Financial Economics, Volume 53, No.1, July 1999.

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- increased focus48 translating into better sharemarket and operating performance. The abnormal returns for focus-increasing demergers are significantly larger than the corresponding abnormal returns for the non-focus-increasing demergers. A focus-increasing demerger reduces the diversity of assets under management and thereby increases the efficiency of management. However, an analysis of non-focus increasing demergers showed that companies are likely to undertake these demergers to separate underperforming subsidiaries from their parents with efficiency not being a major motivating factor. Indeed, positive returns after the demerger have been found to be due to pre-announcement sharemarket weakness;

- improved financing decisions49. Conglomerates tend to divide resources evenly between divisions thus investing too little in strong industries and too much in weaker industries. The study showed that capital expenditure showed greater sensitivity to changes in growth opportunities after a division became independent; and

- one analyst report50 found that following a demerger, where the resulting entities are relatively similar in size, both entities generally underperform the market for a period of approximately six months. In the long term however, both stocks tend to outperform the market (implying that the market awaits a reporting period before committing to the new entities). In comparison, where the subsidiary is much smaller than the parent, the demerged entity is typically a strong outperformer while the parent moves with the market.

While an admittedly imperfect basis of analysis and somewhat crude (given the wide range of factors that influence share prices) studies of the relative performance of some of the Australian companies that undertook demergers would support this thesis, particularly looking at performance one to two years after the demerger. The following graph summarises the relative share price performance, in percentage terms, of the hypothetical combined sharemarket value of the parent company and the demerged entity three months, one year and two years after the date the demerged entity was listed on the ASX:

48 See for example: H. Desai and P.C. Jain, “Firm Performance and Focus: Long-run Stock Market Performance following Spin-outs”, Journal of Financial Economics, Volume 54, No.1, October 1999 and L. Daley, V. Mehrotra and R. Sivarenmar, “Corporate Focus and Value Creation: Evidence from Spinoffs”, Journal of Financial Economics, Volume 45, 1997.

49 R. Gertner, E. Powers and D. Scharfstein, “Learning about Internal Capital Markets from Corporate Spinoffs”, November 2000.

50 Macquarie Research Equities, “Australian Gas Light: Acquisitions, Restructures and Au Revoirs”, 1 November 2005.

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Returns of Selected Recent Demergers vs S&P/ASX 200 Index

(Measured from Date of Listing)

Origin Energy/Boral

Amcor/PaperlinX

BHP/OneSteel

BHP Billiton/BHP Steel

Alumina/WMC

CSR/Rinker

AMP/HHG

Tower/Australian Wealth Management

Symbion/Mayne Pharma

Macquarie Infrastructure/ Sydney Roads Group

Tower/Tower Australia

Toll/Asciano

Consolidated Media/Crown

Macquarie Infrastructure/ Macquarie Atlas Roads

Orica/Dulux Group

-85% -65% -45% -25% -5% 15% 35% 55% 75%

Time after listing: Three months One year Two years

Source: IRESS

Note:

(1) No two year return is calculated for the Tower/Australian Wealth Management demerger as Tower demerged a second entity (Tower Australia) within the two year period.

(2) Symbion/Mayne Pharma commenced trading separately on 21 November 2005. Mayne Pharma was acquired by Hospira Inc on 22 January 2007 while Symbion was acquired by Primary Healthcare in March 2008.

(3) Macquarie Infrastructure Group (“MIG”)/Sydney Roads Group commenced trading separately on the 31 July 2006. Sydney Roads Group was acquired by Transurban Group in April 2007.

(4) Intoll Group/Macquarie Atlas Roads (“Intoll”) commenced trading separately in January 2010. Intoll was acquired by Canada Pension Plan Investment Board prior to one year after demerger.

The above analysis indicates that there has been mixed combined performance of demerged entities immediately following a demerger, with evidence of both outperformance and underperformance to the general market. However, the evidence suggests that more recently demerged entities have outperformed the market within two years of listing. A review of large-cap ASX demergers51 found that on average, the demerged entity significantly outperformed both the parent and the market over a period of one year, and underperformed the parent and market in the week and month post demerger. Evidence of significant underperformance can be explained by industry or operational features of either or both entities (e.g. Tower/Tower Australia were impacted by the underperformance of the insurance sector relative to the market during 2007). Consolidated Media/Crown were impacted by the underperformance of the media industry relative to the market following the global financial crisis in 2008/2009 and Toll/Asciano were impacted by

51 Goldman Sachs, “Equity Strategy: Reviewing Large Cap Demerger Strategies”, 15 February 2011.

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Asciano’s need to reduce high gearing levels following the global financial crisis in 2008/2009). Further, it should be noted that four of the above demerged entities (Sydney Roads Group, Mayne Pharma, Rinker and WMC Resources) were subject to corporate takeover activity within 3-4 years of their respective demerger transactions.

On the other hand, some studies have found that demergers may negatively impact value and that conglomerates have outperformed the market over some periods52. Conglomerate structures do have benefits including financial size and strength, better liquidity and higher index rating, lower earnings volatility and risk (if business units are not correlated in terms of economic cyclicality), greater depth of management and lower cost of capital (depending on other factors).

While the balance of evidence does favour demergers as adding value, the alternate views underline the fact that there is no universal structure for business. There are successful and unsuccessful conglomerates. While some demergers create substantial value, others do not. In the end, the success of demergers depends on the specific circumstances of each case.

52 Boston Consulting Group, “Conglomerates Reports”, 2002. However, this study was based on a share price performance up to 2000 and several of the conglomerates in the sample (e.g. Marconi, Vivendi Universal, Tyco) would now show a very different picture.

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15. INITIAL COURT ORDERS

Initial court orders

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15. INITIAL COURT ORDERS

Section 15 – Initial court orders

IN THE HIGH COURT OF NEW ZEALAND

AUCKLAND REGISTRY CIV-2011-404-5358

UNDER Part XV of the Companies Act 1993

AND

IN THE MATTER OF

AN APPLICATION BY TELECOM CORPORATION OF

NEW ZEALAND LIMITED

First applicant

CHORUS LIMITED

Second applicant

TELECOM NEW ZEALAND LIMITED

Third applicant

CHORUS NEW ZEALAND LIMITED

Fourth applicant

FOR AN ORDER SANCTIONING

A SCHEME OF ARRANGEMENT

ORDERS GIVING INITIAL DIRECTIONS UNDER PART XV OF THE COMPANIES ACT 1993

9 SEPTEMBER 2011

BEFORE JUSTICE ASHER

ON THE 9th DAY OF SEPTEMBER 2011

UPON READING the Interlocutory Application of the applicants for Initial Orders under Part XV of the Companies Act 1993 dated 31 August 2011; the Originating Application of the applicants for Final Court Orders sanctioning an arrangement pursuant to Part XV of the Companies Act 1993 dated 31 August 2011; the affidavits of Wayne Boyd and Simon Cotter sworn on 31 August 2011; and upon the application of Ms S J Katz, counsel for the applicants, THIS COURT MAKES THE FOLLOWING ORDERS:

1. At its annual shareholders’ meeting (the “Meeting”) Telecom Corporation of New Zealand Limited (“Telecom”), shall put to its shareholders, for their consideration and approval in the manner specified in order 4 below, the proposed scheme of arrangement (“Demerger”) between Telecom, its shareholders, Chorus Limited, Telecom New Zealand Limited and Chorus New Zealand Limited, the key elements of which are described in the arrangement plan (the “Separation Arrangement Plan”), annexed to the Originating Application for Final Court Orders approving the Demerger pursuant to Part XV of the Companies Act 1993 (“Act”).

2. The Meeting shall be held on or about 26 October 2011 in Auckland.

3. Only those holders of shares in Telecom whose names appear in the register of shareholders as at 5pm (NZ time) on the day prior to the Meeting are entitled to be represented and vote on the Demerger at the Meeting or any adjournment(s) or postponement.

4. The Demerger shall be put to shareholders of Telecom at the Meeting for approval by way of a special resolution (the “Special Resolution”) of 75% or more of the votes cast by those shareholders entitled to vote and voting on the resolution (whether in person or by proxy).

5. Shareholders will not be divided into classes.

6. Subject to order 7 below, Telecom is permitted to make such amendments, revisions and/or supplements to the Separation Arrangement Plan as it may determine are in the best interests of Telecom and its shareholders, and the Separation Arrangement Plan as so amended, revised and/or supplemented shall be the Separation Arrangement Plan to be submitted to the shareholders at the Meeting for approval.

Telecom is also permitted to make consequential amendments, revisions and/or supplements to the Special Resolution.

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7. Should Telecom make any material amendments, revisions and/or supplements to the Separation Arrangement Plan or the Special Resolution after Telecom has sent the Meeting materials to those persons referred to in order 12 below, it shall give to those persons written notice of such amendments, revisions and/or supplements to the Separation Arrangement Plan or the Special Resolution, not less than 10 working days before the Meeting.

8. Subject to the terms of these orders, the Meeting shall be conducted in accordance with the provisions of the Companies Act 1993 and the constitution of Telecom.

Report by independent expert

9. A copy of the independent expert’s report on the Demerger prepared by Grant Samuel & Associates Limited for the benefit of shareholders (“Independent Expert’s Report”) shall be filed with the Court.

Notice of Meeting and Application for Final Court Orders

10. Telecom shall give notice of the Meeting and Application for Final Court Orders, by mailing, using prepaid ordinary mail, not less than 15 working days before the Meeting, documents substantially in the same form annexed as exhibit “WB-1” to the affidavit of Wayne Boyd (sworn 31 August 2011) with such amendments, revisions and/or supplements as counsel may advise are necessary or desirable (provided that such amendments are not inconsistent with the terms of this order), including: (a) a notice of meeting including:

(i) the formal notice of meeting, including the Special Resolution that shareholders will be asked to vote on at the Meeting; (ii) explanatory notes providing procedural details; (iii) a voting/proxy form for use by shareholders for appointment of a proxy to vote on the Special Resolution at the Meeting; and (iv) a question form inviting shareholders to submit questions;

(b) a scheme booklet which includes:

(i) the Independent Expert’s Report;

(ii) a copy of the Initial Court Orders made pursuant to this application; (iii) the Separation Arrangement Plan; and (iv) the draft Application for Final Court Orders.

(collectively, the “Shareholder Materials”).

11. The Shareholder Materials shall be made publicly available on Telecom’s website, not less than 10 working days before the Meeting.

12. The Shareholder Materials shall be mailed to the following persons:

(a) those holders of shares in Telecom whose names appear in the register of shareholders as at 5pm (NZ time) on 13 September 2011

(the “Notice Date”); and

(b) the directors and auditors of the applicants.

13. Telecom is granted leave to give notice of the Application for Final Court Orders to persons outside the jurisdiction of this Court in the manner described in order 12 above and order 27 below.

14. Telecom shall provide a copy of the relevant Shareholder Materials on request to any person who is entered on the share register after the Notice Date and before 5pm (NZ time) on 21 October 2011.

15. Telecom shall place an advertisement in the New Zealand Herald, the Dominion Post, the Christchurch Press and the Otago Daily Times at least 10 working days prior to the Meeting including (but which need not be limited to): (a) a brief introduction to the nature of the Demerger; (b) the date of the Meeting; (c) the website address at which the Shareholder Materials (including a copy of the Initial Court Orders) can be accessed; and (d) the physical location at which the Shareholder Materials (including a copy of the Initial Court Orders) can be obtained.

investor.telecom.co.nz

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15. INITIAL COURT ORDERS

16. Telecom shall send an email to those shareholders who have elected to receive shareholder materials electronically and who have provided an email address to Telecom for the receipt of documents electronically in their capacity as shareholders including (but which need not be limited to) the information set out in paragraphs (a) to (d) of order 15 (the “Email”).

17. The following shall not constitute a breach of the orders nor invalidate any resolution passed at the Meeting. But if any such failure or omission is brought to the attention of Telecom, then it shall use its best endeavours to rectify it by the method and in the time most reasonably practicable in the circumstances:

(a) the accidental failure or omission by Telecom to:

(i) give the Shareholder Materials to the persons specified in order 12 above; or

(ii) send the Email to the persons specified in order 16 above; or

(b) the non-receipt of the Shareholder Materials or the Email by those persons.

Reporting of the results of the Meeting

18. Telecom shall, prior to the Court’s consideration of its Application for Final Orders, file with this Court affidavits verifying the actions taken and the resolutions passed by the shareholders at the Meeting.

Right to be heard at the hearing of the Application for Final Orders

19. Any shareholder of Telecom or registered holder of Telecom American Depositary Shares (“Telecom ADS Holder”) who wishes to appear and be heard on the Application for Final Orders must file a notice of appearance or a notice of opposition (both containing an address for service within the jurisdiction) and, if they oppose the application, any affidavits and a memorandum of submissions on which they intend to rely by 5pm (NZ time) on 2 November 2011 and serve a copy on Telecom at its address for service. Telecom shall serve upon that holder at their address for service a copy of the affidavits in support of Telecom’s application for Final Orders by 5pm (NZ time) on 3 November 2011.

20. Any creditor of Telecom or any other person (other than a shareholder of Telecom or Telecom ADS Holder) claiming to have an interest in the Demerger who wishes to appear and be heard on the Application for Final Orders must file an application for leave to be heard on the Application for Final Orders (containing an address for service within the jurisdiction), a notice of opposition, any affidavits and a memorandum of submissions upon which that person intends to rely by 5pm (NZ time) on 2 November 2011 and serve a copy on Telecom’s address for service. Telecom shall serve upon that person at their address for service a copy of the affidavits in support of the Application for Final Orders by 5pm (NZ time) on 3 November 2011.

21. The only persons entitled to appear and be heard at Telecom’s application for Final Court Orders shall be: (a) the first to fourth applicants;

(b) those Telecom shareholders or Telecom ADS Holders who file a notice of appearance or a notice of opposition to the Application for Final Court Orders in accordance with order 19 above; and

(c) those creditors or persons who claim to have an interest in the Demerger who file an application for leave to be heard and a notice of opposition to the Application for Final Court Orders in accordance with order 20 above, and who are subsequently granted leave to appear and be heard at the hearing of the Application for Final Court Orders.

22. That except as provided in the orders sought in orders 19 and 20 above, the applicants are not required to serve any other documents on the persons specified in those orders.

23. Unless the applicants determine to abandon the Demerger, then, if the Court considers a hearing of the Application for Final Court Orders to be necessary, the Application for Final Court Orders shall be heard by the Court on the first available date after 5 November 2011.

24. If the hearing (if any) of Telecom’s Application for Final Court Orders approving the Demerger is adjourned, only those persons referred to in order 21 above need be served with notice of the adjourned date.

25. That the applicants are granted leave to apply at short notice to vary these orders and apply for such further orders as may be appropriate.

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26. Telecom shall give notice of the Application for Final Court Orders to the creditors referred to in order 27, by mailing, using prepaid ordinary mail, not less than 15 working days prior to 2 November 2011, a letter (the “Creditor Letter”) including (but which need not be limited to):

(a) a brief introduction to the nature of the Demerger;

(b) a summary of the procedure set out in orders 20 to 21;

(c) the website address at which the Shareholder Materials (including a copy of the Initial Court Orders) can be accessed.

27. Telecom shall mail the Creditor Letter to the registered office of any creditor of Telecom or any of its subsidiaries to whom an aggregate amount in excess of $1 million was paid by Telecom and its subsidiaries during the financial year to 30 June 2011 (but excluding holders of debt securities issued by Telecom or its subsidiaries).

28. The accidental failure or omission by Telecom to give the Creditor Letter to the persons specified in order 27 above or the non-receipt of the Creditor Letter by those persons shall not constitute a breach of the orders. But if any such failure or omission is brought to the attention of Telecom, then it shall use its best endeavours to rectify it by the method and in the time most reasonably practicable in the circumstances.

Application that the Court file not be searched

29. The Court file relating to the Application for Final Court Orders shall not be searched, inspected or copied:

(a) until such time as the Shareholder Materials have been distributed to shareholders in accordance with orders above; and

(b) without leave of the Court at any time thereafter.

By the Court

N Matenga

(Deputy) Registrar

Sealed

Dated 9 September 2011

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16. SEPARATION ARRANGEMENT PLAN

Separation arrangement plan

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Section 16 – Separation arrangement plan

1. Interpretation

Definitions

1.1 In this Separation Arrangement Plan:

(a) “ASX” means ASX Limited (ABN 98 008 624 691), or the financial market operated by the Australian Securities Exchange.

(b) “Bridge Facility” means the NZ$2,000,000,000 facility agreement to be entered into between Chorus as borrower and ANZ National Bank Limited, Citibank, N.A., New Zealand branch and Westpac Banking Corporation as lenders, the proceeds of which will be used to fund the acquisition by the Chorus Group of the assets and liabilities of the Demerged Business and for general corporate purposes.

(c) “Business Day” means any day (other than a Saturday or a Sunday) on which banks are generally open for business in Auckland, Wellington and Sydney.

(d) “CFH” means Crown Fibre Holdings Limited, incorporated in New Zealand on 29 October 2009 with company number 2346751.

(e) “Chorus” means Chorus Limited, incorporated in New Zealand on 1 July 2011 with company number 3454251.

(f) “Chorus Constitutional Provisions” means the provisions contained in Appendix B and to be included in the revised constitution to be adopted by Chorus in accordance with the Final Court Orders.

(g) “Chorus Group” means Chorus, Chorus NZ and any company that will be a Subsidiary of Chorus immediately after the implementation of the Demerger.

(h) “Chorus NZ” means Chorus New Zealand Limited, incorporated in New Zealand on 1 July 2011 with company number 3454256.

(i) “Chorus NZ Share” means a fully paid ordinary share in Chorus NZ.

(j) “Chorus Share” means a fully paid ordinary share in Chorus.

(k) “Companies Act” means the New Zealand Companies Act 1993, as amended from time to time.

(l) “Court” means the High Court of New Zealand.

(m) “Crown” means Her Majesty the Queen acting in right of New Zealand.

(n) “Deed of Operational and Governance Undertakings” means the deed to be entered into by Chorus following the issuance of the Final Court Orders and containing certain operational and governance undertakings given by Chorus in favour of the Crown in the form agreed between Telecom and CFH.

(o) “Demerged Business” means the business conducted by the Chorus business unit prior to the Demerger Date, and certain aspects of the business currently conducted by the Wholesale business unit prior to the Demerger Date (including: fixed line telecommunications infrastructure, fixed access and aggregation services in New Zealand) and certain aspects of the New Zealand government’s ultra-fast broadband initiative; and certain aspects of the business conducted by the Technology and Shared Services and Corporate business units prior to the Demerger Date.

(p) “Demerger” means the Court approved arrangement to effect the demerger of Chorus from Telecom, the key elements of which are described in this Separation Arrangement Plan, subject to any amendments or variations made in accordance with the Separation Deed and/or as may be required by the Court.

(q) “Demerger Date” means the date on which the Demerged Business is acquired by Chorus NZ under the Demerger and the Separation Deed and on which the Demerger Distribution is made to Telecom Shareholders, expected to be 30 November 2011 or such other date as is determined by the board of directors of Telecom and notified by Telecom to NZX and ASX.

(r) “Demerger Distribution” means the entitlement of each Telecom Shareholder to the distribution of an amount equal to the volume weighted average price of one Chorus Share as traded on the NZSX over the last five trading days prior to the Demerger Date, for each five Telecom Shares held by that Telecom Shareholder as at 7:00 p.m. on the Record Date (subject to rounding in accordance with this Separation Arrangement Plan), which Telecom will apply to pay for the Chorus Shares to be transferred pursuant to this Separation Arrangement Plan to Eligible Shareholders and the Sale Agent.

(s) “Eligible Shareholder” means a Telecom Shareholder whose registered address as at 7.00 p.m. on the Record Date is in:

(i) New Zealand, Australia, the United States, the United Kingdom, Canada, Germany, Hong Kong, Japan, Luxembourg, Norway, the Netherlands, Singapore or Switzerland; or

(ii) a jurisdiction in which Telecom reasonably believes that it is not prohibited and not unduly onerous or impracticable to distribute Chorus Shares to a Telecom Shareholder pursuant to the Demerger.

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(t) “Final Court Orders” means the final orders of the Court approving the Demerger made under Part XV of the Companies Act.

(u) “Ineligible Overseas Shareholder” means a Telecom Shareholder as at 7:00 p.m. on the Record Date that is not an Eligible Shareholder.

(v) “Kiwi Share Conversion Deed” means the Kiwi Share Conversion Deed dated 11 July 2011 between Telecom and the Kiwi Shareholder.

(w) “Kiwi Shareholder” means the Crown acting by and through the Minister of Finance.

(x) “NZ$” or “NZD” means the lawful currency of New Zealand.

(y) “NZSX” means the main board equity security market operated by NZX.

(z) “NZX” means NZX Limited.

(aa) “Property Separation Agreement” means the property separation agreement dated on or about 13 September 2011 between Telecom, Chorus and Chorus NZ.

(bb) “Record Date” means the date upon which the entitlement of Telecom Shareholders to participate in the Demerger Distribution is determined, expected to be 25 November 2011 or such other date as is determined by the board of directors of Telecom and notified by Telecom to NZX and ASX.

(cc) “Sale Agent” means the nominee appointed by Telecom to sell or facilitate the transfer of Chorus Shares on behalf of Ineligible Overseas Shareholders.

(dd) “Separation Arrangement Plan” means this separation arrangement plan.

(ee) “Separation Deed” means the separation deed dated on or about 13 September 2011 between Telecom, Chorus and Chorus NZ.

(ff) “Subsidiary” means, in relation to any person:

(i) a subsidiary within the meaning of section 5 of the Companies Act and, read where applicable, as if the entity concerned were a company incorporated under the Companies Act; or

(ii) a subsidiary in accordance with generally accepted accounting practice in New Zealand.

(gg) “Telecom” means Telecom Corporation of New Zealand Limited (company number 328287 and ARBN 050 611 277).

(hh) “Telecom Constitutional Provisions” means the provisions contained in Appendix A and to be included in the revised constitution to be adopted by Telecom in accordance with the Final Court Orders.

(ii) “Telecom Share” means a fully paid ordinary share in Telecom.

(jj) “Telecom Shareholder” means a registered holder of Telecom Shares.

(kk) “TNZL” means Telecom New Zealand Limited (company number 391406).

(ll) “Trading Arrangements” means the Property Separation Agreement, the transitional services agreement(s) and the long-term agreement(s) entered into, or to be entered into, between Telecom and Chorus and their respective Subsidiaries.

Headings and references

1.2 In this Separation Arrangement Plan:

(a) references to any document includes reference to that document (and, where applicable, any of its provisions) as amended, novated, supplemented, or replaced from time to time;

(b) references to times of day or dates are to New Zealand times and dates;

(c) references to a clause or sub-clause is a reference to that clause or sub-clause in this Separation Arrangement Plan.

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2. Separation arrangement

2.1 Subject to any amendments or variations made in accordance with the Separation Deed and/or as may be required by the Court, the following will occur on the dates specified and in the sequential order specified below:

Issuance of Final Court Orders and settlement on exchanges

a) In accordance with the Final Court Orders, and with effect from the date of the Final Court Orders, Chorus will:

(i) adopt a revised constitution that includes the Chorus Constitutional Provisions; and

(ii) contemporaneously execute the Deed of Operational and Governance Undertakings.

(b) In accordance with the Final Court Orders, and with effect from the date of the Final Court Orders, a revised constitution of Telecom, that includes the Telecom Constitutional Provisions, will replace the existing constitution of Telecom.

(c) Following the issuance of the Final Court Orders, the board of directors of Telecom will confirm, or otherwise determine, the Record Date and notify NZX and ASX of the issuance of the Final Court Orders and of such Record Date accordingly.

(d) On the Business Day falling seven Business Days prior to the Demerger Date (expected to be 21 November 2011):

(i) Telecom will trade on the ASX on an “ex-demerger entitlements” basis.

(ii) Chorus will commence trading on the ASX on a deferred settlement basis.

(e) On the Business Day falling five Business Days prior to the Demerger Date (expected to be 23 November 2011):

(i) Telecom will trade on the NZSX on an “ex-demerger entitlements” basis.

(ii) Chorus will trade on the NZSX on a deferred settlement basis for two Business Days.

(f) On the Business Day falling three Business Days prior to the Demerger Date (expected to be 25 November 2011), Chorus will recommence trading on the NZSX on a standard settlement basis.

(g) On or before 9:00 a.m. on the Record Date, the Kiwi Shareholder will provide written notice to Telecom for the conversion of the Kiwi Share into a Telecom Share in accordance with the terms of the Kiwi Share Conversion Deed and Telecom’s constitution.

Demerger Date – funding and transfer of assets

(h) On the Demerger Date, Telecom will subscribe for such number of Chorus Shares as will, together with the existing Chorus Shares, enable Telecom to make the pro rata distribution referred to in step (l) below, in consideration for an aggregate issue price to be determined having regard to each of the purchase price payable by Chorus NZ under the Separation Deed and the amount Chorus will have available from borrowings. The share register of Chorus will be updated to record the issuance of Chorus Shares accordingly.

(i) Chorus will in turn subscribe for an equivalent number of Chorus NZ Shares in consideration for an equivalent aggregate issue price. The share register of Chorus NZ will be updated to record the issuance of Chorus NZ Shares accordingly.

(j) Chorus will provide a loan to Chorus NZ of an amount sufficient (when considered together with the subscription amount received for the Chorus NZ Shares) for Chorus NZ to pay the purchase price under the Separation Deed for the assets and liabilities of the Demerged Business (referred to in paragraph (k) below).

Chorus will obtain the funds for the loan to Chorus NZ from sources which include a drawdown under the Bridge Facility.

(k) The Separation Deed becomes unconditional and legally effective as between Telecom, New Chorus and Chorus NZ and in accordance with its terms:

(i) The assets and liabilities of the Demerged Business will be transferred to Chorus NZ by TNZL in consideration for payment by Chorus NZ to TNZL of the purchase price.

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(ii) The purchase price will be determined in accordance with the Separation Deed, which requires the purchase price to be determined based on accounting book values.

(iii) The Trading Arrangements will be entered into and/or become legally effective.

Demerger Date – Demerger Distribution

(l) On the Demerger Date, Telecom will make the Demerger Distribution by the following mechanism:

(i) Telecom will make a pro rata distribution on the Demerger Date to Telecom Shareholders, conferring on such holders an entitlement to an amount to be ascertained by reference to the volume weighted average price of the Chorus Shares as traded on the NZSX over the last five trading days prior to the Demerger Date (and in accordance with the ratio of Telecom Shares to Chorus Shares and the approach to rounding described below).

(ii) Each Eligible Shareholder’s entitlement to the pro rata distribution amount will be automatically applied to acquire from Telecom the relevant number of Chorus Shares to be distributed to that Telecom Shareholder.

Each Eligible Shareholder will receive a distribution of one Chorus Share for every five Telecom Shares held, with the number of Chorus Shares to be rounded if necessary to the nearest whole number in circumstances where there may otherwise be fractional interests in Chorus Shares.

(iii) In the case of Ineligible Overseas Shareholders, the Chorus Shares that such holders would otherwise have been entitled to receive as a result of the Demerger Distribution will be transferred to the Sale Agent, who will then sell them and pay to each Ineligible Overseas Shareholder its share of the net proceeds of sale of those Chorus Shares.

(iv) The share register of Chorus will be updated to record the change in its shareholding as a consequence of the Demerger Distribution.

(m) Telecom will record the Demerger Distribution in its accounts partly as a return of capital and partly as a distribution of retained earnings. The amount of the return of capital part will be calculated by:

(i) dividing an amount “A” (being the number of Chorus Shares on issue immediately following the Demerger Distribution multiplied by the volume weighted average price of Chorus Shares as traded on the NZSX over the last five trading days prior to the Demerger Date); by

(ii) the sum of amount “A” referred to in subparagraph (i) and an amount “B” (being the number of Telecom Shares on issue immediately following the Demerger Distribution multiplied by the volume weighted average price of Telecom Shares as traded on the NZSX over the last five trading days prior to the Demerger Date on the basis that the Telecom Shares trade on an ex-demerger entitlements basis on the NZSX for the whole of this period); and

(iii) multiplying the result by the balance of Telecom’s share capital account immediately before the Demerger Date.

The part of the distribution that is not a return of capital (as calculated above) will be a dividend for financial reporting purposes.

(n) On the Business Day immediately following the Demerger Date (expected to be 1 December 2011), Chorus will recommence trading on the ASX on a standard settlement basis.

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Appendix A

Telecom constitutional provisions

Part A: Definitions

Defined Terms

The following expressions have the following meanings: “Chorus Group” means Chorus Limited, and Chorus New Zealand Limited (the New Zealand company that undertakes the business of the supply of fixed access and aggregation services in New Zealand, as the owner and/or operator of a telecommunications network) which have been established in connection with Structural Separation; “Crown” means Her Majesty the Queen in right of New Zealand acting by and through the Minister of Finance; “Deed” means the Deed Relating to Conversion of Kiwi Share dated 11 July 2011 between the Company and the Crown, and includes that document as amended, varied, novated or substituted from time to time; “Final Court Orders” means the final orders of the Court in respect of Structural Separation made under Part XV of the Act (as amended);

“special resolution” means:

(a) subject to paragraph (b) below, a resolution approved by a majority of 75 percent of the votes of those shareholders entitled to vote and voting on the question; and

(b) following any conversion of the Kiwi Share upon receipt of written notice in accordance with clause 3.5 of the First Schedule to the constitution, but for so long only as Structural Separation has not occurred and been effected in accordance with the Final Court Orders, on any resolution to amend or remove clause 10 of the First Schedule or any of the definitions or clauses listed in clause 10.1(a) of the First Schedule, or any resolution to revoke this constitution or adopt a constitution which has the effect of altering or removing clause 10 of the First Schedule or any of the definitions or clauses listed in clause 10.1(a) of the First Schedule, a resolution approved by a majority of 100 percent (or, if specified in the Deed at any time, 75 percent) of the votes of those shareholders entitled to vote and voting on the question;

“Structural Separation” means the Court approved arrangement to effect the demerger and structural separation of the Chorus Group from the Company.

Part B: Operative provisions relevant to ownership restrictions

Entrenchment

10. No amendment to the Constitution

10.1 The clauses and definitions of this constitution to which paragraph (b) of the definition of “special resolution” applies are:

(a) the following definitions in clause 1.1 of this constitution, or defined by reference to the Rules in clause 1.2 of this constitution or by reference to the Act in clause 1.3 of this constitution: “this constitution”, “Board”, “Chorus Group”, “Company”, “Crown”, “Deed”, “director”, “Final Court Orders”, “holding company”, “New Zealand citizen”, “share register”, “the Secretary”, “security”, “share”, “shareholder”, “special resolution”, “Structural Separation”;

(b) clause 7 of this constitution;

(c) clause 8 of this constitution;

(d) clause 12.5 of this constitution;

(e) clause 18.3 and 18.4 of this constitution;

(f) the First Schedule; and

(g) clause 21 and 22 of the Fifth Schedule.

10.2 No act or omission to act that contravenes or fails to comply with any of the clauses or provisions specified in clause 10.1, whether or not the act or omission is that of the Board or the shareholders in a meeting and whether or not the act or omission has been approved by a special resolution of shareholders, may be undertaken by the Board or the Company.

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7. Compliance with Deed

The Company must comply with all of its obligations under the Deed (unless, for the avoidance of doubt, it has been terminated with the consent of the Crown). Notwithstanding this clause 7, the Deed may be cancelled or terminated, or varied, at any time by the parties to it by written agreement without the consent or approval of shareholders under the Act or this constitution.

8. Entrenchment provisions

Upon Structural Separation having occurred and having been effected in accordance with the Final Court Orders:

(a) the definition of “Deed” and paragraph (b) of the definition of “special resolution” in clause 1.1;

(b) clause 7;

(c) clause 6 of the First Schedule;

(d) clause 10 of the First Schedule,

shall cease to apply and all references to the same in this constitution shall cease to have any further effect or application.

Part C: Amended provisions

First Schedule: Kiwi Share and rights of Kiwi Shareholder and other matters

Conversion of Kiwi Share

3.5 The Kiwi Shareholder may convert the Kiwi Share into an ordinary share at any time, by notice in writing to the Secretary. In that event the Kiwi Share shall be converted into an ordinary share as from the date of receipt of the notice by the Secretary, the rights and limitations relating to ordinary shares shall be attached to the share in place of the rights and limitations specified in this clause 3, there shall cease to be a Kiwi Share and a Kiwi Shareholder, clauses 3 (except this clause 3.5) 4 and 5 shall cease to apply, and all references to the Kiwi Share and the Kiwi Shareholder in this constitution shall cease to have any application.

Shareholding of non-New Zealand national

6.2 No person who is not a New Zealand national shall have a relevant interest in more than 49.9 percent of the total voting shares for the time being without, and except in accordance with the terms of, the prior written approval of the Board given under this clause 6.2.

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Appendix B

Chorus constitutional provisions

Part A: Definitions

Defined Terms

In this constitution the following expressions have the following meanings: “the Act” means the Companies Act 1993; “ASX” means ASX Limited or the financial market operated by ASX Limited, as the context requires; “ASX Rules” means the listing rules of ASX and any other rules of ASX or its subsidiaries which are applicable while the Company is admitted to the official list of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver; “Crown” means Her Majesty the Queen in right of New Zealand; “the Company” means Chorus Limited; “this constitution” means this constitution as it may be altered from time to time in accordance with the Act; “Deed” means the deed relating to certain operational and governance undertakings between the Company and the Crown entered into, or to be entered into, by the Company following the issuance of the Final Court Orders, and includes that document as amended, varied, novated or substituted from time to time; “New Zealand citizen” means any New Zealand citizen, or any person who has attained the age of 18 years and is of full capacity who would, in the opinion of the Board, meet the requirements for citizenship set out in section 8(2) of the Citizenship Act 1977 (or any provision enacted in substitution for that section) if that person made an application for citizenship on the date on which his or her status is considered for the purposes of this constitution; “NZX” means NZX Limited, its successors and assigns and, as the context permits, includes any duly authorised delegate of NZX; “ordinary resolution” has the same meaning in relation to the Company as the expression “Ordinary Resolution of the Issuer” under the Rules; “the Rules” means the Listing Rules applying to the NZSX and NZDX markets (or any successor to those markets) as altered or substituted from time to time by NZX; “Secretary” means any person or persons appointed as Secretary of the Company pursuant to clause 27 of this constitution, and includes a deputy secretary;

“special resolution” means:

(a) subject to paragraph (b) below, a resolution approved by a majority of 75 percent of the votes of those shareholders entitled to vote and voting on the question; and

(b) for so long as clauses 4.4 and 4.5 of the Deed remain in full force and effect, on any resolution to amend or remove clause 6 of the First Schedule or any of the definitions or clauses listed in clause 6.1 of the First Schedule, or any resolution to revoke this constitution or adopt a constitution which has the effect of altering or removing clause 6 of the First Schedule or any of the definitions or clauses listed in clause 6.1 of the First Schedule, a resolution approved by a majority of 100 percent (or, if specified in the Deed at any time, 75 percent) of the votes of those shareholders entitled to vote and voting on the question;

“written” or “in writing” in relation to words, figures and symbols includes all modes of presenting or reproducing those words, figures and symbols in a tangible and visible form.

Part B: Operative provisions relevant to ownership restrictions

Shares

11.4 Board must refuse or delay a transfer

The Board must refuse or delay the registration of any transfer of equity securities if permitted to do so by the Act, Rules, ASX Rules, in any of the following circumstances:

(a) when it must do so under clause 4 of the First Schedule; or

(b) when the registration of the transfer would or would be likely to breach clause 4 of the First Schedule.

11.5 The Board may require forfeiture of securities

The Board may by notice to a holder of securities require the forfeiture of that holder’s securities where those securities have been registered under a system of transfer approved under section 7 of the Securities Transfer Act 1991 and the Board has reasonable grounds to believe that it would have had grounds under clause 11.3 or 11.4 to refuse to register the transfer at the time the transfer was registered.

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11.6 Registration not to affect other powers

The registration of any transfer shall not prejudice or affect in any way the powers exercisable by the Board under clause 2 of the First Schedule or otherwise.

Board Composition

Half of Board to be New Zealand citizens

17.4 A person who is not a New Zealand citizen shall not be eligible for appointment or election as a director if, immediately after his or her appointment or election as such, the number of directors who are New Zealand citizens would be less than one half of the total number of directors then in office.

17.5 If at any time the number of directors who are New Zealand citizens is reduced below one half of the total number of directors then in office, the Board shall ensure (whether by exercising its powers under clause 17.12 or otherwise) that within two months of the date of that reduction, sufficient directors are appointed so that not less than one half of the total number of directors then in office are New Zealand citizens.

Voting

Fifth Schedule: Proceedings of the Board

21.1 Voting on resolutions

Subject to clause 22.1, each director has one vote. However, a director must not vote where that director is not permitted to vote by the Rules or this constitution.

A resolution of the Board is passed if it is agreed to by all directors present without dissent or if a majority of the votes cast on it are in favour of it. A director present at a meeting of the Board may abstain from voting on a resolution, and any director who abstains from voting on a resolution will not be treated as having voted in favour of it for the purposes of the Act.

22.1 Chairperson shall not have a casting vote

The chairperson shall not have a casting vote.

Entrenchment

6. No amendment to the Constitution

6.1 The clauses and definitions of this constitution to which paragraph (b) of the definitions of “special resolution” applies are:

(a) the following definitions in clause 1.1 of this constitution, or defined by reference to the Rules in clause 1.2 of this constitution or the Act in clause 1.3 of this constitution: “this constitution”, “Board”, “Company”, “director”, “holding company”, “New Zealand citizen”, “share register”, “the Secretary”, “security”, “share”, “shareholder”, “special resolution”;

(b) clause 7 of this constitution (Compliance with Deed);

(c) clause 11.6 of this constitution (Registration not to affect other powers);

(d) clauses 17.4 and 17.5 of this constitution (Half of Board to be New Zealand citizens);

(e) this Schedule;

(f) clause 21 (Voting on resolutions) and 22 (Chairperson shall not have a casting vote) of the Fifth Schedule (Proceedings of the Board).

6.2 No act or omission to act that contravenes or fails to comply with any of the clauses or provisions specified in clause 6.1, whether or not the act or omission is that of the Board or the shareholders in a meeting and whether or not the act or omission has been approved by a special resolution of shareholders, may be undertaken by the Board or the Company.

7. Compliance with Deed

7.1 The Company must comply with all of its obligations under the Deed (unless, for the avoidance of doubt, it has been terminated with the consent of the Crown).

Notwithstanding this clause 7.1, the Deed may be cancelled or terminated, or varied, at any time by the parties to it by written agreement without the consent or approval of shareholders under the Act or this Constitution.

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Part C: Ownership restrictions schedule

First Schedule: Ownership restrictions

1 Definitions

In this Schedule, if not inconsistent with the context:

“affected share” means any share which is treated as such pursuant to clause 3;

“capital” means the share capital of the Company;

“employee” means an employee or officer of the Company or of any subsidiary or associated company of the Company, a labour-only contractor, consultant, or consultant company who or which contracts with the Company or with any subsidiary or associated company of the Company, any person whose services are provided or are to be provided to the Company or to any subsidiary or associated company of the Company pursuant to any contract or other arrangement, any trustee or trustees on behalf of any of the above persons, and any trustee or trustees of or in respect of any pension, superannuation or like fund established for the benefit of any of the above persons;

“New Zealand business” means, for the purposes of paragraph (d) of the definition of the term New Zealand national, any one or more of the following: (a) a person exempted from the requirements of Parts 2 and 3 of the Overseas Investment Regulations 2005 by virtue of an exemption notice issued under those regulations;

(b) any person named in, or in a schedule to, any such exemption notice;

(c) if the regulations referred to in paragraph (a) of this definition are revoked, any person falling within that paragraph or paragraph (b) of this definition at the date of the revocation;

(d) any subsidiary of any person referred to in paragraph (a) or paragraph (b) or paragraph (c) of this definition;

(e) underwriters or sub-underwriters of any offer of voting shares for subscription or purchase;

“New Zealand national” means:

(a) any New Zealand citizen, or any person who has attained the age of 18 years and is of full capacity who would, in the opinion of the Board, meet the requirements for citizenship set out in section 8(2) of the Citizenship Act 1977 (or any provision enacted in substitution for that section) if that person made an application for citizenship on the date on which his or her status as a New Zealand national is considered for the purposes of this constitution;

(b) the Crown or any department or instrument of the executive government of New Zealand or any person acting on behalf of the Crown or any such department or instrument;

(c) any municipal, local, statutory or other authority formed or established in New Zealand or any instrument of local government in New Zealand;

(d) any New Zealand business;

(e) any company, or other body corporate, that –

(i) is established in New Zealand and has its registered office in New Zealand and that is substantially owned and effectively controlled by persons coming within any of paragraphs (a) to (d) of this definition; or

(ii) is not an overseas person within the meaning of the Overseas Investment Act 2005;

(f) the trustees of any employee share purchase scheme operated by way of a trust for the benefit of any employees, where all the trustees are persons coming within any of paragraphs (a) to (e) of this definition and where all voting rights in respect of all shares to which the scheme relates are held by the trustees;

“person” includes a natural person, a company, a corporation, and any combination or association of natural persons or corporate or unincorporated bodies (in each case whether or not having a separate legal identity);

“relevant interest” has the meaning set out in clause 5;

“representative” means a person authorised by a

corporation in accordance with clause 49 of the Fourth Schedule; “subsidiary” has the meaning set out in section 5 of the Act (read as if the expression “company” in that subsection included any body corporate, wherever incorporated); “voting share” means a security that confers a right to vote at meetings of the shareholders of the Company (whether or not there is any restriction or limitation on the number of votes that may be cast by or on behalf of the holder of the security), not being a right to vote that, under the conditions attached to the security, is exercisable only in one or more of the following circumstances:

(a) during a period in which a dividend (or part of a dividend) in respect of the security is in arrears;

(b) on a proposal to reduce the capital;

(c) on a proposal that affects rights attached to the security;

(d) on a proposal to put the Company into liquidation;

(e) on a proposal for the disposal of the whole of the property, business, and undertaking of the Company;

(f) during the liquidation of the Company;

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For the purposes of this Schedule, a body corporate is related to another body corporate if:

(a) the other body is its holding company or subsidiary; or

(b) there is another body corporate to which both bodies are related by virtue of paragraph (a) of this definition, and related body corporate has a corresponding meaning.

2 Limitation on shareholdings

2.1 No person shall have a relevant interest in 10 percent or more of the total voting shares for the time being without, and except in accordance with, the prior written approval of the Crown given under the Deed (unless it has been terminated with the consent of the Crown).

2.2 No person who is not a New Zealand national shall have a relevant interest in more than 49.9 percent of the total voting shares for the time being without, and except in accordance with the terms of, the prior written approval of the Crown given under the Deed (unless it has been terminated with the consent of the Crown).

3 Power to sell where clause 2 breached

3.1 The provisions of clauses 3.2 to 3.11 inclusive shall apply if the Board or, pursuant to the Deed (unless it has been terminated with the consent of the Crown), the Crown, determines that there are reasonable grounds for believing that a person has a relevant interest in voting shares in breach of clause 2.

3.2 After such determination, the Board must (except where the prior written approval of the Crown has been given under the Deed), by notice in writing served on any registered holder of voting shares to which the determination relates, require that holder to lodge with the Board within 21 days of the date on which such notice is served by the Board, a statutory declaration (or other disclosure if required by the Board) giving such information as the Board may reasonably require for the purposes of determining whether to exercise its powers under this clause 3.

3.3 Where the registered holder of any voting shares does not comply with clause 3.2, or the Board in its discretion considers that any disclosure required by clause 3.2 or other information reveals that any person, without the written consent of the Crown, holds a relevant interest in any voting shares in contravention of clause 2, the Board must (except where the prior written approval of the Crown has been given under the Deed (unless it has been terminated with the consent of the Crown)), subject to clause 3.4, serve a notice on the registered holder of those voting shares declaring those voting shares to be affected shares.

3.4 The Board shall serve notice upon the registered holder of any voting shares of its intention to declare those shares to be affected shares. The holder may make representations to the Board as to why any such voting shares should not be treated as affected shares, within 14 days of receiving the above mentioned notice from the Board. If after taking into consideration any such representations, the Board in its discretion (but acting reasonably on the basis of evidence available and resulting from the Board’s due enquiry, which inquiry must be made by it) determines that such shares shall be treated as affected shares, it must (except where the prior written approval of the Crown has been given under the Deed (unless it has been terminated with the consent of the Crown)) immediately serve a notice on the registered holder declaring those voting shares to be affected shares.

3.5 A registered holder of affected shares shall, unless the prior written approval of the Crown has been given under the Deed (unless it has been terminated with the consent of the Crown), not be entitled to vote in respect of such affected shares at any shareholders’ or class meeting of the Company and in that event the votes attached to such affected shares shall vest in and may be exercised by the chairperson of any such meeting who may act entirely at his or her discretion. This shall be without prejudice to the right of any such registered holder to attend or speak at any shareholders’ or class meeting of the Company.

3.6 A registered holder of affected shares shall, within three months (or such longer period as the Board may determine, provided that such determination by the Board is the subject of a written approval of the Crown given under the Deed (unless it has been terminated with the consent of the Crown)), of receiving the notice declaring those voting shares to be affected shares, ensure that either the affected shares or one or more persons’ relevant interests therein are disposed of, in whole or in part, so that no person has a relevant interest in the affected shares in breach of clause 2. If, after three months (or such longer period determined as set out above), the Board is not satisfied that such a disposal has been made, the Board must (except where the prior written approval of the Crown has been given under the Deed (unless it has been terminated with the consent of the Crown)) arrange for the sale of some or all of the affected shares on behalf of the registered holder at the best price reasonably obtainable at the relevant time, based upon advice obtained by it for the purpose, so that no person has a relevant interest in the affected shares in breach of clause 2. For this purpose, the registered holder shall be deemed to have appointed, and does hereby appoint, the Company as its agent and its attorney, in each case with full authority to act on its behalf in relation to the sale of the affected shares and to sign all documents relating to such sale and transfer of the affected shares and the Board

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16. SEPARATION ARRANGEMENT PLAN

must (except where the prior written approval of the Crown has been given under the Deed (unless it has been terminated with the consent of the Crown)) register a transfer of the affected shares so sold, whether or not the transfer has been properly completed.

3.7 If the Board considers that no person has a relevant interest in breach of clause 2, in any voting shares which have been declared to be affected shares, (whether because of the sale of the affected shares or otherwise), it shall withdraw the declaration. On withdrawal, those voting shares shall cease to be affected shares. The Board shall serve notice on the then holder of those voting shares of such withdrawal within 14 days of having so resolved.

3.8 The Board shall not be obliged to serve any notice required under this clause to be served upon any person if it does not know either the identity or address of the person. The absence of service of such a notice in such circumstances, and any accidental error in or failure to give any notice to any person upon whom notice is required to be served under this clause shall not prevent the implementation of or invalidate any procedure under this clause. Clauses 29.1 to 29.8 of this constitution shall apply to the service on persons of notices required under this clause 3 as if references in clauses 29.1 to 29.8 of this constitution to shareholders were references to those persons and references to the registered addresses of shareholders were references to the last addresses of those persons known to the Company.

3.9 Any resolution or determination of, or decision or declaration or exercise of any discretion or power by, the Board or by the chairman of any meeting under or pursuant to this clause 3 shall, provided the prior written approval of the Crown to such resolution or determination of, or decision or declaration has been given under the Deed (unless it has been terminated with the consent of the Crown) be final and conclusive; and any disposal or transfer made, or other things done, by or on behalf of, or on the authority of, the Board pursuant to this clause 3, and which is strictly in accordance with the written approval of the Crown given under the Deed (unless it has been terminated with the consent of the Crown), shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever.

3.10 The proceeds of sale of any voting shares sold on behalf of the registered holder under this clause 3 shall be applied as follows:

(a) first, in payment of any expenses incurred in regard to the sale;

(b) the residue (if any) shall be paid to, or in accordance with a direction of, the person who was the registered holder of the voting shares immediately before the sale.

3.11 A certificate signed by a director and countersigned by the Secretary, or by a second director, that a power of sale under this clause 3 has arisen and is exercisable by the Board, or that a voting share has been duly transferred under this clause 3 on the date stated therein, shall be conclusive evidence of the facts stated therein.

3.12 Any approval or consent required of the Crown under the Deed (unless it has been terminated with the consent of the Crown) may be given or withheld in the sole discretion of the Crown and on such terms and conditions as the Crown thinks fit. The giving of any such approval or consent shall not derogate from the need to obtain any approval or consent of the Crown under any enactment.

4 Transfers of shares

4.1 The Board must (except where the prior written approval of the Crown has been given under the Deed (unless it has been terminated with the consent of the Crown)) decline to register a transfer of any voting shares if, in the reasonable opinion of the Board after due enquiry by it (which inquiry must be made by the Board), any person would, upon transfer, have a relevant interest in those voting shares in breach of clause 2.

4.2 The Board shall, if it is able to do so, decline to register a transfer of voting shares if it is aware that the acquisition of the voting shares by the transferee results, or would result, in a breach of clause 2.

5 Meaning of “relevant interest”

5.1 For the purpose of this constitution, a person has a relevant interest in a voting share (whether or not that person is the registered holder of it) if that person:

(a) is a beneficial owner of the voting share; or

(b) has the power to exercise any right to vote attached to the voting share; or

(c) has the power to control the exercise of any right to vote attached to the voting share; or

(d) has the power to acquire or dispose of the voting share; or

(e) has the power to control the acquisition or disposition of the voting share by another person; or

(f) under, or by virtue of, any trust, agreement, arrangement, or understanding relating to the voting share (whether or not that person is a party to it):

(i) may at any time have the power to exercise any right to vote attached to the voting share; or

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(ii) may at any time have the power to control the exercise of any right to vote attached to the voting share; or (iii) may at any time have the power to acquire or dispose of the voting share; or (iv) may at any time have the power to control the acquisition or disposition of the voting share by another person.

5.2 For the purposes of this constitution, where two or more persons act jointly or in concert in respect of the exercise of the rights attaching to a voting share in which any one or more of those persons has a relevant interest, then each of those persons shall be deemed to have a relevant interest in the voting share.

5.3 A body corporate or other body has a relevant interest in a voting share in which another body corporate that is

related to that body corporate or other body has a relevant interest.

5.4 A person who has, or may have, a power referred to in any of clauses 5.1.1 to 5.1.6 has a relevant interest in a voting share regardless of whether the power: (a) is expressed or implied; (b) is direct or indirect; (c) is legally enforceable or not; (d) is related to a particular voting share or not; (e) is subject to restraint or restriction or is capable of being made subject to restraint or restriction;

(f) is exercisable presently or in the future;

(g) is exercisable only on the fulfilment of a condition;

(h) is exercisable alone or jointly with another person or persons.

5.5 A power referred to in clause 5.1 exercisable jointly with another person or persons is deemed to be exercisable by either or any of those persons.

5.6 A reference to a power includes a reference to a power that arises from, or is capable of being exercised as the result of, a breach of any trust, agreement, arrangement, or understanding, or any of them, whether or not it is legally enforceable.

5.7 For the purposes of clause 2, notwithstanding clauses 5.1 to 5.6, no account shall be taken of a relevant interest of a person in a voting share if:

(a) the ordinary business of the person who has the relevant interest consists of, or includes, the lending of money or the provision of financial services, or both, and that person has the relevant interest only as security given for the purposes of a transaction entered into in the ordinary course of the business of that person; or

(b) that person has the relevant interest by reason only of acting for another person to acquire or dispose of that voting share on behalf of the other person in the ordinary course of business of a sharebroker and that person is a member of a stock exchange; or

(c) that person has the relevant interest solely in its capacity as a recognised clearing house, a nominee of a recognised clearing house, a recognised stock or investment exchange or a nominee of a recognised stock or investment exchange; or

(d) that person has the relevant interest solely in its capacity as a custodian or depository under arrangements whereby that person holds shares in the Company and either itself or some other person issues receipts or other securities evidencing the right to receive such shares; or

(e) that person has the relevant interest solely in its capacity as an underwriter in respect of obligations (whether contingent or otherwise) to acquire or subscribe for shares in the Company pursuant to an underwriting or subscription agreement; or

(f) that person has the relevant interest by reason only that he or she has been authorised by resolution of the directors or other governing body of a body corporate to act as its representative at any meeting of shareholders or class of shareholders of the Company; or

(g) that person has the relevant interest solely by reason of being appointed as a proxy in accordance with clause 43 of the Fourth Schedule to vote at any meeting of shareholders, or of a class of shareholders, of the Company; or

(h) that person:

(i) is a trustee corporation or a nominee company; and

(ii) has the relevant interest by reason only of acting for another person in the ordinary course of business of that trustee corporation or nominee company; or

(i) the person has the relevant interest by reason only that the person is a bare trustee of a trust to which the voting share is subject; or

(j) that person has the relevant interest solely in its capacity as a trustee of an employee share purchase scheme of the Company.

5.8 For the purposes of clause 5.7(i), a trustee may be a bare trustee notwithstanding that he or she is entitled as a trustee to be remunerated out of the income or property of the trust.

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17. APPLICATION FOR FINAL COURT ORDERS

Application for final court orders

502	Telecom 2011

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17. APPLICATION FOR FINAL COURT ORDERS

Section 17 – Application for final court orders

IN THE HIGH COURT OF NEW ZEALAND

AUCKLAND REGISTRY CIV-2011-404-5358

UNDER Part XV of the Companies Act 1993

AND

IN THE MATTER OF

AN APPLICATION BY TELECOM CORPORATION OF NEW ZEALAND LIMITED

a duly incorporated company having its place of residence in Auckland

First applicant

CHORUS LIMITED

a duly incorporated company having its place of residence in Auckland

Second applicant

TELECOM NEW ZEALAND LIMITED

a duly incorporated company having its place of residence in Auckland

Third applicant

CHORUS NEW ZEALAND LIMITED

a duly incorporated company having its place of residence in Auckland

Fourth applicant

FOR AN ORDER SANCTIONING

A SCHEME OF ARRANGEMENT

ORIGINATING APPLICATION FOR ORDERS SANCTIONING ARRANGEMENT UNDER PART XV OF THE COMPANIES ACT 1993

31 AUGUST 2011

TAKE NOTICE that the applicants will move the High Court at Auckland FOR ORDERS:

1. Sanctioning the arrangement between Telecom Corporation of New Zealand Limited (“Telecom”), Telecom’s shareholders and Chorus Limited (“Chorus”), Telecom New Zealand Limited (“TNZL”) and Chorus New Zealand Limited (“Chorus NZ”) (“Demerger”), key elements of which are described in the Separation Arrangement Plan (a copy of which is annexed) (“Separation Arrangement Plan”).

2. Declaring the Demerger to be binding upon Telecom, its shareholders, Chorus, TNZL, Chorus NZ, and all such other persons necessary, with immediate effect, subject to any amendment, modification or supplement to the Separation Arrangement Plan, made in accordance with the Separation Arrangement Plan and subject to prior approval from the Court.

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UPON THE FOLLOWING GROUNDS:

(a) The board of directors of Telecom has resolved to seek approval of the holders of ordinary shares, and apply to the Court for sanction, in respect of an arrangement under Part XV of the Companies Act 1993 (“Act”).

(b) By the date on which this application is determined, the applicants will have complied with the initial orders made by this Court and the requirements of Part XV of the Act.

(c) Final orders in terms of section 236(1) of the Act will be required so as to make the Separation Arrangement Plan binding.

(d) The terms and conditions of the Separation Arrangement Plan are fair and reasonable to the shareholders of Telecom.

(e) The Demerger is such that an intelligent and honest person of business acting in respect of his or her own interest would reasonably approve it.

(f) The Demerger will not adversely impact Telecom’s creditors.

(g) As set out in the affidavits of Wayne Boyd and Simon Cotter sworn 31 August 2011 and the memorandum of counsel filed in support of the without notice interlocutory application for initial orders, filed herewith.

(h) As set out in updating affidavits which will be filed following the special meeting of shareholders called to consider the proposed Demerger.

This application is made in reliance upon section 236 and 237 of the Act and upon rules 7.19, 7.20, 19.2(c) and 19.10 of the High Court Rules.

Dated 31 August 2011

S J Katz

Solicitor for the applicants

TO: The Registrar of the High Court at Auckland

This document is filed by SARAH JANINE KATZ solicitor for the Plaintiff of the firm Russell McVeagh. The address for service of the Plaintiff is Level 30, Vero Centre, 48 Shortland Street, Auckland. Documents for service may be left at that address for service or may be:

(i) posted to the solicitor at P O Box 8, Auckland; or

(ii) left for the solicitor at a document exchange for direction to DX CX10085.

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17. APPLICATION FOR FINAL COURT ORDERS

Separation arrangement plan

1. Interpretation

Definitions

1.1 In this Separation Arrangement Plan:

(a) “ASX” means ASX Limited (ABN 98 008 624 691), or the financial market operated by the Australian Securities Exchange.

(b) “Bridge Facility” means the NZ$2,000,000,000 facility agreement to be entered into between Chorus as borrower and ANZ National Bank Limited, Citibank, N.A., New Zealand branch and Westpac Banking Corporation as lenders, the proceeds of which will be used to fund the acquisition by the Chorus Group of the assets and liabilities of the Demerged Business and for general corporate purposes.

(c) “Business Day” means any day (other than a Saturday or a Sunday) on which banks are generally open for business in Auckland, Wellington and Sydney.

(d) “CFH” means Crown Fibre Holdings Limited, incorporated in New Zealand on 29 October 2009 with company number 2346751.

(e) “Chorus” means Chorus Limited, incorporated in New Zealand on 1 July 2011 with company number 3454251.

(f) “Chorus Constitutional Provisions” means the provisions contained in Appendix B and to be included in the revised constitution to be adopted by Chorus in accordance with the Final Court Orders.

(g) “Chorus Group” means Chorus, Chorus NZ and any company that will be a Subsidiary of Chorus immediately after the implementation of the Demerger.

(h) “Chorus NZ” means Chorus New Zealand Limited, incorporated in New Zealand on 1 July 2011 with company number 3454256.

(i) “Chorus NZ Share” means a fully paid ordinary share in Chorus NZ.

(j) “Chorus Share” means a fully paid ordinary share in Chorus.

(k) “Companies Act” means the New Zealand Companies Act 1993, as amended from time to time.

(l) “Court” means the High Court of New Zealand.

(m) “Crown” means Her Majesty the Queen acting in right of New Zealand.

(n) “Deed of Operational and Governance Undertakings” means the deed to be entered into by Chorus following the issuance of the Final Court Orders and containing certain operational and governance undertakings given by Chorus in favour of the Crown in the form agreed between Telecom and CFH.

(o) “Demerged Business” means the business conducted by the Chorus business unit prior to the Demerger Date, and certain aspects of the business currently conducted by the Wholesale business unit prior to the Demerger Date (including: fixed line telecommunications infrastructure, fixed access and aggregation services in New Zealand) and certain aspects of the New Zealand government’s ultra-fast broadband initiative; and certain aspects of the business conducted by the Technology and Shared Services and Corporate business units prior to the Demerger Date.

(p) “Demerger” means the Court approved arrangement to effect the demerger of Chorus from Telecom, the key elements of which are described in this Separation Arrangement Plan, subject to any amendments or variations made in accordance with the Separation Deed and/or as may be required by the Court.

(q) “Demerger Date” means the date on which the Demerged Business is acquired by Chorus NZ under the Demerger and the Separation Deed and on which the Demerger Distribution is made to Telecom Shareholders, expected to be 30 November 2011 or such other date as is determined by the board of directors of Telecom and notified by Telecom to NZX and ASX.

(r) “Demerger Distribution” means the entitlement of each Telecom Shareholder to the distribution of an amount equal to the volume weighted average price of one Chorus Share as traded on the NZSX over the last five trading days prior to the Demerger Date, for each five Telecom Shares held by that Telecom Shareholder as at 7:00 p.m. on the Record Date (subject to rounding in accordance with this Separation Arrangement Plan), which Telecom will apply to pay for the Chorus Shares to be transferred pursuant to this Separation Arrangement Plan to Eligible Shareholders and the Sale Agent.

(s) “Eligible Shareholder” means a Telecom Shareholder whose registered address as at 7.00 p.m. on the Record Date is in:

(i) New Zealand, Australia, the United States, the United Kingdom, Canada, Germany, Hong Kong, Japan, Luxembourg, Norway, the Netherlands, Singapore or Switzerland; or

(ii) a jurisdiction in which Telecom reasonably believes that it is not prohibited and not unduly onerous or impracticable to distribute Chorus Shares to a Telecom Shareholder pursuant to the Demerger.

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(t) “Final Court Orders” means the final orders of the Court approving the Demerger made under Part XV of the Companies Act.

(u) “Ineligible Overseas Shareholder” means a Telecom Shareholder as at 7:00 p.m. on the Record Date that is not an Eligible Shareholder.

(v) “Kiwi Share Conversion Deed” means the Kiwi Share Conversion Deed dated 11 July 2011 between Telecom and the Kiwi Shareholder.

(w) “Kiwi Shareholder” means the Crown acting by and through the Minister of Finance.

(x) “NZ$” or “NZD” means the lawful currency of New Zealand.

(y) “NZSX” means the main board equity security market operated by NZX.

(z) “NZX” means NZX Limited.

(aa) “Property Separation Agreement” means the property separation agreement dated on or about 13 September 2011 between Telecom, Chorus and Chorus NZ.

(bb) “Record Date” means the date upon which the entitlement of Telecom Shareholders to participate in the Demerger Distribution is determined, expected to be 25 November 2011 or such other date as is determined by the board of directors of Telecom and notified by Telecom to NZX and ASX.

(cc) “Sale Agent” means the nominee appointed by Telecom to sell or facilitate the transfer of Chorus Shares on behalf of Ineligible Overseas Shareholders.

(dd) “Separation Arrangement Plan” means this separation arrangement plan.

(ee) “Separation Deed” means the separation deed dated on or about 13 September 2011 between Telecom, Chorus and Chorus NZ.

(ff ) “Subsidiary” means, in relation to any person:

(i) a subsidiary within the meaning of section 5 of the Companies Act and, read where applicable, as if the entity concerned were a company incorporated under the Companies Act; or

(ii) a subsidiary in accordance with generally accepted accounting practice in New Zealand.

(gg) “Telecom” means Telecom Corporation of New Zealand Limited (company number 328287 and ARBN 050 611 277).

(hh) “Telecom Constitutional Provisions” means the provisions contained in Appendix A and to be included in the revised constitution to be adopted by Telecom in accordance with the Final Court Orders.

(ii) “Telecom Share” means a fully paid ordinary share in Telecom.

(jj) “Telecom Shareholder” means a registered holder of Telecom Shares.

(kk) “TNZL” means Telecom New Zealand Limited (company number 391406).

(ll) “Trading Arrangements” means the Property Separation Agreement, the transitional services agreement(s) and the long-term agreement(s) entered into, or to be entered into, between Telecom and Chorus and their respective Subsidiaries.

Headings and references

1.2 In this Separation Arrangement Plan:

(a) references to any document includes reference to that document (and, where applicable, any of its provisions) as amended, novated, supplemented, or replaced from time to time;

(b) references to times of day or dates are to New Zealand times and dates;

(c) references to a clause or sub-clause is a reference to that clause or sub-clause in this Separation Arrangement Plan.

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2. Separation arrangement

2.1 Subject to any amendments or variations made in accordance with the Separation Deed and/or as may be required by the Court, the following will occur on the dates specified and in the sequential order specified below:

Issuance of Final Court Orders and settlement on exchanges

a) In accordance with the Final Court Orders, and with effect from the date of the Final Court Orders, Chorus will:

(i) adopt a revised constitution that includes the Chorus Constitutional Provisions; and

(ii) contemporaneously execute the Deed of Operational and Governance Undertakings.

(b) In accordance with the Final Court Orders, and with effect from the date of the Final Court Orders, a revised constitution of Telecom, that includes the Telecom Constitutional Provisions, will replace the existing constitution of Telecom.

(c) Following the issuance of the Final Court Orders, the board of directors of Telecom will confirm, or otherwise determine, the Record Date and notify NZX and ASX of the issuance of the Final Court Orders and of such Record Date accordingly.

(d) On the Business Day falling seven Business Days prior to the Demerger Date (expected to be 21 November 2011):

(i) Telecom will trade on the ASX on an “ex-demerger entitlements” basis.

(ii) Chorus will commence trading on the ASX on a deferred settlement basis.

(e) On the Business Day falling five Business Days prior to the Demerger Date (expected to be 23 November 2011):

(i) Telecom will trade on the NZSX on an “ex-demerger entitlements” basis.

(ii) Chorus will trade on the NZSX on a deferred settlement basis for two Business Days.

(f ) On the Business Day falling three Business Days prior to the Demerger Date (expected to be 25 November 2011), Chorus will recommence trading on the NZSX on a standard settlement basis.

(g) On or before 9:00 a.m. on the Record Date, the Kiwi Shareholder will provide written notice to Telecom for the conversion of the Kiwi Share into a Telecom Share in accordance with the terms of the Kiwi Share Conversion Deed and Telecom’s constitution.

Demerger Date – funding and transfer of assets

(h) On the Demerger Date, Telecom will subscribe for such number of Chorus Shares as will, together with the existing Chorus Shares, enable Telecom to make the pro rata distribution referred to in step (l) below, in consideration for an aggregate issue price to be determined having regard to each of the purchase price payable by Chorus NZ under the Separation Deed and the amount Chorus will have available from borrowings. The share register of Chorus will be updated to record the issuance of Chorus Shares accordingly.

(i) Chorus will in turn subscribe for an equivalent number of Chorus NZ Shares in consideration for an equivalent aggregate issue price. The share register of Chorus NZ will be updated to record the issuance of Chorus NZ Shares accordingly.

(j) Chorus will provide a loan to Chorus NZ of an amount sufficient (when considered together with the subscription amount received for the Chorus NZ Shares) for Chorus NZ to pay the purchase price under the Separation Deed for the assets and liabilities of the Demerged Business (referred to in paragraph (k) below). Chorus will obtain the funds for the loan to Chorus NZ from sources which include a drawdown under the Bridge Facility.

(k) The Separation Deed becomes unconditional and legally effective as between Telecom, New Chorus and Chorus NZ and in accordance with its terms:

(i) The assets and liabilities of the Demerged Business will be transferred to Chorus NZ by TNZL in consideration for payment by Chorus NZ to TNZL of the purchase price.

(ii) The purchase price will be determined in accordance with the Separation Deed, which requires the purchase price to be determined based on accounting book values.

(iii) The Trading Arrangements will be entered into and/or become legally effective.

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Demerger Date – Demerger Distribution

(l) On the Demerger Date, Telecom will make the Demerger Distribution by the following mechanism:

(i) Telecom will make a pro rata distribution on the Demerger Date to Telecom Shareholders, conferring on such holders an entitlement to an amount to be ascertained by reference to the volume weighted average price of the Chorus Shares as traded on the NZSX over the last five trading days prior to the Demerger Date (and in accordance with the ratio of Telecom Shares to Chorus Shares and the approach to rounding described below).

(ii) Each Eligible Shareholder’s entitlement to the pro rata distribution amount will be automatically applied to acquire from Telecom the relevant number of Chorus Shares to be distributed to that Telecom Shareholder. Each Eligible Shareholder will receive a distribution of one Chorus Share for every five Telecom Shares held, with the number of Chorus Shares to be rounded if necessary to the nearest whole number in circumstances where there may otherwise be fractional interests in Chorus Shares.

(iii) In the case of Ineligible Overseas Shareholders, the Chorus Shares that such holders would otherwise have been entitled to receive as a result of the Demerger Distribution will be transferred to the Sale Agent, who will then sell them and pay to each Ineligible Overseas Shareholder its share of the net proceeds of sale of those Chorus Shares.

(iv) The share register of Chorus will be updated to record the change in its shareholding as a consequence of the Demerger Distribution.

(m) Telecom will record the Demerger Distribution in its accounts partly as a return of capital and partly as a distribution of retained earnings. The amount of the return of capital part will be calculated by:

(i) dividing an amount “A” (being the number of Chorus Shares on issue immediately following the Demerger Distribution multiplied by the volume weighted average price of Chorus Shares as traded on the NZSX over the last five trading days prior to the Demerger Date); by

(ii) the sum of amount “A” referred to in subparagraph (i) and an amount “B” (being the number of Telecom Shares on issue immediately following the Demerger Distribution multiplied by the volume weighted average price of Telecom Shares as traded on the NZSX over the last five trading days prior to the Demerger Date on the basis that the Telecom Shares trade on an ex-demerger entitlements basis on the NZSX for the whole of this period); and

(iii) multiplying the result by the balance of Telecom’s share capital account immediately before the Demerger Date.

The part of the distribution that is not a return of capital (as calculated above) will be a dividend for financial reporting purposes.

(n) On the Business Day immediately following the Demerger Date (expected to be 1 December 2011), Chorus will recommence trading on the ASX on a standard settlement basis.

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Appendix A

Telecom constitutional provisions

Part A: Definitions

Defined Terms

The following expressions have the following meanings:

“Chorus Group” means Chorus Limited, and Chorus New Zealand Limited (the New Zealand company that undertakes the business of the supply of fixed access and aggregation services in New Zealand, as the owner and/or operator of a telecommunications network) which have been established in connection with Structural Separation;

“Crown” means Her Majesty the Queen in right of New Zealand acting by and through the Minister of Finance;

“Deed” means the Deed Relating to Conversion of Kiwi Share dated 11 July 2011 between the Company and the Crown, and includes that document as amended, varied, novated or substituted from time to time;

“Final Court Orders” means the final orders of the Court in respect of Structural Separation made under Part XV of the Act (as amended);

“special resolution” means:

(a) subject to paragraph (b) below, a resolution approved by a majority of 75 percent of the votes of those shareholders entitled to vote and voting on the question; and

(b) following any conversion of the Kiwi Share upon receipt of written notice in accordance with clause 3.5 of the First Schedule to the constitution, but for so long only as Structural Separation has not occurred and been effected in accordance with the Final Court Orders, on any resolution to amend or remove clause 10 of the First Schedule or any of the definitions or clauses listed in clause 10.1(a) of the First Schedule, or any resolution to revoke this constitution or adopt a constitution which has the effect of altering or removing clause 10 of the First Schedule or any of the definitions or clauses listed in clause 10.1(a) of the First Schedule, a resolution approved by a majority of 100 percent (or, if specified in the Deed at any time, 75 percent) of the votes of those shareholders entitled to vote and voting on the question;

“Structural Separation” means the Court approved arrangement to effect the demerger and structural separation of the Chorus Group from the Company.

Part B: Operative provisions relevant to ownership restrictions

Entrenchment

10. No amendment to the Constitution

10.1 The clauses and definitions of this constitution to which paragraph (b) of the definition of “special resolution” applies are:

(a) the following definitions in clause 1.1 of this constitution, or defined by reference to the Rules in clause 1.2 of this constitution or by reference to the Act in clause 1.3 of this constitution: “this constitution”, “Board”, “Chorus Group”, “Company”, “Crown”, “Deed”, “director”, “Final Court Orders”, “holding company”, “New Zealand citizen”, “share register”, “the Secretary”, “security”, “share”, “shareholder”, “special resolution”, “Structural Separation”;

(b) clause 7 of this constitution;

(c) clause 8 of this constitution;

(d) clause 12.5 of this constitution;

(e) clause 18.3 and 18.4 of this constitution;

(f ) the First Schedule; and

(g) clause 21 and 22 of the Fifth Schedule.

10.2 No act or omission to act that contravenes or fails to comply with any of the clauses or provisions specified in clause 10.1, whether or not the act or omission is that of the Board or the shareholders in a meeting and whether or not the act or omission has been approved by a special resolution of shareholders, may be undertaken by the Board or the Company.

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7. Compliance with Deed

The Company must comply with all of its obligations under the Deed (unless, for the avoidance of doubt, it has been terminated with the consent of the Crown). Notwithstanding this clause 7, the Deed may be cancelled or terminated, or varied, at any time by the parties to it by written agreement without the consent or approval of shareholders under the Act or this constitution.

8. Entrenchment provisions

Upon Structural Separation having occurred and having been effected in accordance with the Final Court Orders:

(a) the definition of “Deed” and paragraph (b) of the definition of “special resolution” in clause 1.1;

(b) clause 7;

(c) clause 6 of the First Schedule;

(d) clause 10 of the First Schedule,

shall cease to apply and all references to the same in this constitution shall cease to have any further effect or application.

Part C: Amended provisions

First Schedule: Kiwi Share and rights of Kiwi Shareholder and other matters

Conversion of Kiwi Share

3.5 The Kiwi Shareholder may convert the Kiwi Share into an ordinary share at any time, by notice in writing to the Secretary. In that event the Kiwi Share shall be converted into an ordinary share as from the date of receipt of the notice by the Secretary, the rights and limitations relating to ordinary shares shall be attached to the share in place of the rights and limitations specified in this clause 3, there shall cease to be a Kiwi Share and a Kiwi Shareholder, clauses 3 (except this clause 3.5) 4 and 5 shall cease to apply, and all references to the Kiwi Share and the Kiwi Shareholder in this constitution shall cease to have any application.

Shareholding of non-New Zealand national

6.2 No person who is not a New Zealand national shall have a relevant interest in more than 49.9 percent of the total voting shares for the time being without, and except in accordance with the terms of, the prior written approval of the Board given under this clause 6.2.

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Appendix B

Chorus constitutional provisions

Part A: Definitions

Defined Terms

In this constitution the following expressions have the following meanings:

“the Act” means the Companies Act 1993;

“ASX” means ASX Limited or the financial market operated by ASX Limited, as the context requires;

“ASX Rules” means the listing rules of ASX and any other rules of ASX or its subsidiaries which are applicable while the Company is admitted to the official list of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver;

“Crown” means Her Majesty the Queen in right of New Zealand;

“the Company” means Chorus Limited;

“this constitution” means this constitution as it may be altered from time to time in accordance with the Act;

“Deed” means the deed relating to certain operational and governance undertakings between the Company and the Crown entered into, or to be entered into, by the Company following the issuance of the Final Court Orders, and includes that document as amended, varied, novated or substituted from time to time;

“New Zealand citizen” means any New Zealand citizen, or any person who has attained the age of 18 years and is of full capacity who would, in the opinion of the Board, meet the requirements for citizenship set out in section 8(2) of the Citizenship Act 1977 (or any provision enacted in substitution for that section) if that person made an application for citizenship on the date on which his or her status is considered for the purposes of this constitution;

“NZX” means NZX Limited, its successors and assigns and, as the context permits, includes any duly authorised delegate of NZX;

“ordinary resolution” has the same meaning in relation to the Company as the expression “Ordinary Resolution of the Issuer” under the Rules;

“the Rules” means the Listing Rules applying to the NZSX and NZDX markets (or any successor to those markets) as altered or substituted from time to time by NZX;

“Secretary” means any person or persons appointed as Secretary of the Company pursuant to clause 27 of this constitution, and includes a deputy secretary;

“special resolution” means:

(a) subject to paragraph (b) below, a resolution approved by a majority of 75 percent of the votes of those shareholders entitled to vote and voting on the question; and

(b) for so long as clauses 4.4 and 4.5 of the Deed remain in full force and effect, on any resolution to amend or remove clause 6 of the First Schedule or any of the definitions or clauses listed in clause 6.1 of the First Schedule, or any resolution to revoke this constitution or adopt a constitution which has the effect of altering or removing clause 6 of the First Schedule or any of the definitions or clauses listed in clause 6.1 of the First Schedule, a resolution approved by a majority of 100 percent (or, if specified in the Deed at any time, 75 percent) of the votes of those shareholders entitled to vote and voting on the question;

“written” or “in writing” in relation to words, figures and symbols includes all modes of presenting or reproducing those words, figures and symbols in a tangible and visible form.

Part B: Operative provisions relevant to ownership restrictions

Shares

11.4 Board must refuse or delay a transfer

The Board must refuse or delay the registration of any transfer of equity securities if permitted to do so by the Act, Rules, ASX Rules, in any of the following circumstances:

(a) when it must do so under clause 4 of the First Schedule; or

(b) when the registration of the transfer would or would be likely to breach clause 4 of the First Schedule.

11.5 The Board may require forfeiture of securities

The Board may by notice to a holder of securities require the forfeiture of that holder’s securities where those securities have been registered under a system of transfer approved under section 7 of the Securities Transfer Act 1991 and the Board has reasonable grounds to believe that it would have had grounds under clause 11.3 or 11.4 to refuse to register the transfer at the time the transfer was registered.

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11.6 Registration not to affect other powers

The registration of any transfer shall not prejudice or affect in any way the powers exercisable by the Board under clause 2 of the First Schedule or otherwise.

Board Composition

Half of Board to be New Zealand citizens

17.4 A person who is not a New Zealand citizen shall not be eligible for appointment or election as a director if, immediately after his or her appointment or election as such, the number of directors who are New Zealand citizens would be less than one half of the total number of directors then in office.

17.5 If at any time the number of directors who are New Zealand citizens is reduced below one half of the total number of directors then in office, the Board shall ensure (whether by exercising its powers under clause 17.12 or otherwise) that within two months of the date of that reduction, sufficient directors are appointed so that not less than one half of the total number of directors then in office are New Zealand citizens.

Voting

Fifth Schedule: Proceedings of the Board

21.1 Voting on resolutions

Subject to clause 22.1, each director has one vote. However, a director must not vote where that director is not permitted to vote by the Rules or this constitution. A resolution of the Board is passed if it is agreed to by all directors present without dissent or if a majority of the votes cast on it are in favour of it. A director present at a meeting of the Board may abstain from voting on a resolution, and any director who abstains from voting on a resolution will not be treated as having voted in favour of it for the purposes of the Act.

22.1 Chairperson shall not have a casting vote

The chairperson shall not have a casting vote.

Entrenchment

6. No amendment to the Constitution

6.1 The clauses and definitions of this constitution to which paragraph (b) of the definitions of “special resolution” applies are:

(a) the following definitions in clause 1.1 of this constitution, or defined by reference to the Rules in clause 1.2 of this constitution or the Act in clause 1.3 of this constitution: “this constitution”, “Board”, “Company”, “director”, “holding company”, “New Zealand citizen”, “share register”, “the Secretary”, “security”, “share”, “shareholder”, “special resolution”;

(b) clause 7 of this constitution (Compliance with Deed);

(c) clause 11.6 of this constitution (Registration not to affect other powers);

(d) clauses 17.4 and 17.5 of this constitution (Half of Board to be New Zealand citizens);

(e) this Schedule;

(f ) clause 21 (Voting on resolutions) and 22 (Chairperson shall not have a casting vote) of the Fifth Schedule (Proceedings of the Board).

6.2 No act or omission to act that contravenes or fails to comply with any of the clauses or provisions specified in clause 6.1, whether or not the act or omission is that of the Board or the shareholders in a meeting and whether or not the act or omission has been approved by a special resolution of shareholders, may be undertaken by the Board or the Company.

7. Compliance with Deed

7.1 The Company must comply with all of its obligations under the Deed (unless, for the avoidance of doubt, it has been terminated with the consent of the Crown). Notwithstanding this clause 7.1, the Deed may be cancelled or terminated, or varied, at any time by the parties to it by written agreement without the consent or approval of shareholders under the Act or this Constitution.

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Part C: Ownership restrictions schedule

First Schedule: Ownership restrictions

1 Definitions

In this Schedule, if not inconsistent with the context:

“affected share” means any share which is treated as such pursuant to clause 3;

“capital” means the share capital of the Company;

“employee” means an employee or officer of the Company or of any subsidiary or associated company of the Company, a labour-only contractor, consultant, or consultant company who or which contracts with the Company or with any subsidiary or associated company of the Company, any person whose services are provided or are to be provided to the Company or to any subsidiary or associated company of the Company pursuant to any contract or other arrangement, any trustee or trustees on behalf of any of the above persons, and any trustee or trustees of or in respect of any pension, superannuation or like fund established for the benefit of any of the above persons;

“New Zealand business” means, for the purposes of paragraph (d) of the definition of the term New Zealand national, any one or more of the following:

(a) a person exempted from the requirements of Parts 2 and 3 of the Overseas Investment Regulations 2005 by virtue of an exemption notice issued under those regulations;

(b) any person named in, or in a schedule to, any such exemption notice;

(c) if the regulations referred to in paragraph (a) of this definition are revoked, any person falling within that paragraph or paragraph (b) of this definition at the date of the revocation;

(d) any subsidiary of any person referred to in paragraph

(a) or paragraph (b) or paragraph (c) of this definition;

(e) underwriters or sub-underwriters of any offer of voting shares for subscription or purchase;

“New Zealand national” means:

(a) any New Zealand citizen, or any person who has attained the age of 18 years and is of full capacity who would, in the opinion of the Board, meet the requirements for citizenship set out in section 8(2) of the Citizenship Act 1977 (or any provision enacted in substitution for that section) if that person made an application for citizenship on the date on which his or her status as a New Zealand national is considered for the purposes of this constitution;

(b) the Crown or any department or instrument of the executive government of New Zealand or any person acting on behalf of the Crown or any such department or instrument;

(c) any municipal, local, statutory or other authority formed or established in New Zealand or any instrument of local government in New Zealand;

(d) any New Zealand business;

(e) any company, or other body corporate, that –

(i) is established in New Zealand and has its registered office in New Zealand and that is substantially owned and effectively controlled by persons coming within any of paragraphs (a) to (d) of this definition; or

(ii) is not an overseas person within the meaning of the Overseas Investment Act 2005;

(f ) the trustees of any employee share purchase scheme operated by way of a trust for the benefit of any employees, where all the trustees are persons coming within any of paragraphs (a) to (e) of this definition and where all voting rights in respect of all shares to which the scheme relates are held by the trustees;

“person” includes a natural person, a company, a corporation, and any combination or association of natural persons or corporate or unincorporated bodies (in each case whether or not having a separate legal identity);

“relevant interest” has the meaning set out in clause 5;

“representative” means a person authorised by a corporation in accordance with clause 49 of the Fourth Schedule;

“subsidiary” has the meaning set out in section 5 of the Act (read as if the expression “company” in that subsection included any body corporate, wherever incorporated);

“voting share” means a security that confers a right to vote at meetings of the shareholders of the Company (whether or not there is any restriction or limitation on the number of votes that may be cast by or on behalf of the holder of the security), not being a right to vote that, under the conditions attached to the security, is exercisable only in one or more of the following circumstances:

(a) during a period in which a dividend (or part of a dividend) in respect of the security is in arrears;

(b) on a proposal to reduce the capital;

(c) on a proposal that affects rights attached to the security;

(d) on a proposal to put the Company into liquidation;

(e) on a proposal for the disposal of the whole of the property, business, and undertaking of the Company;

(f ) during the liquidation of the Company;

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For the purposes of this Schedule, a body corporate is related to another body corporate if:

(a) the other body is its holding company or subsidiary; or

(b) there is another body corporate to which both bodies are related by virtue of paragraph (a) of this definition, and related body corporate has a corresponding meaning.

2 Limitation on shareholdings

2.1 No person shall have a relevant interest in 10 percent or more of the total voting shares for the time being without, and except in accordance with, the prior written approval of the Crown given under the Deed (unless it has been terminated with the consent of the Crown).

2.2 No person who is not a New Zealand national shall have a relevant interest in more than 49.9 percent of the total voting shares for the time being without, and except in accordance with the terms of, the prior written approval of the Crown given under the Deed (unless it has been terminated with the consent of the Crown).

3 Power to sell where clause 2 breached

3.1 The provisions of clauses 3.2 to 3.11 inclusive shall apply if the Board or, pursuant to the Deed (unless it has been terminated with the consent of the Crown), the Crown, determines that there are reasonable grounds for believing that a person has a relevant interest in voting shares in breach of clause 2.

3.2 After such determination, the Board must (except where the prior written approval of the Crown has been given under the Deed), by notice in writing served on any registered holder of voting shares to which the determination relates, require that holder to lodge with the Board within 21 days of the date on which such notice is served by the Board, a statutory declaration (or other disclosure if required by the Board) giving such information as the Board may reasonably require for the purposes of determining whether to exercise its powers under this clause 3.

3.3 Where the registered holder of any voting shares does not comply with clause 3.2, or the Board in its discretion considers that any disclosure required by clause 3.2 or other information reveals that any person, without the written consent of the Crown, holds a relevant interest in any voting shares in contravention of clause 2, the Board must (except where the prior written approval of the Crown has been given under the Deed (unless it has been terminated with the consent of the Crown)), subject to clause 3.4, serve a notice on the registered holder of those voting shares declaring those voting shares to be affected shares.

3.4 The Board shall serve notice upon the registered holder of any voting shares of its intention to declare those shares to be affected shares. The holder may make representations to the Board as to why any such voting shares should not be treated as affected shares, within 14 days of receiving the above mentioned notice from the Board. If after taking into consideration any such representations, the Board in its discretion (but acting reasonably on the basis of evidence available and resulting from the Board’s due enquiry, which inquiry must be made by it) determines that such shares shall be treated as affected shares, it must (except where the prior written approval of the Crown has been given under the Deed (unless it has been terminated with the consent of the Crown)) immediately serve a notice on the registered holder declaring those voting shares to be affected shares.

3.5 A registered holder of affected shares shall, unless the prior written approval of the Crown has been given under the Deed (unless it has been terminated with the consent of the Crown), not be entitled to vote in respect of such affected shares at any shareholders’ or class meeting of the Company and in that event the votes attached to such affected shares shall vest in and may be exercised by the chairperson of any such meeting who may act entirely at his or her discretion. This shall be without prejudice to the right of any such registered holder to attend or speak at any shareholders’ or class meeting of the Company.

3.6 A registered holder of affected shares shall, within three months (or such longer period as the Board may determine provided that such determination by the Board is the subject of a written approval of the Crown given under the Deed (unless it has been terminated with the consent of the Crown)), of receiving the notice declaring those voting shares to be affected shares, ensure that either the affected shares or one or more persons’ relevant interests therein are disposed of, in whole or in part, so that no person has a relevant interest in the affected shares in breach of clause 2. If, after three months (or such longer period determined as set out above), the Board is not satisfied that such a disposal has been made, the Board must (except where the prior written approval of the Crown has been given under the Deed (unless it has been terminated with the consent of the Crown)) arrange for the sale of some or all of the affected shares on behalf of the registered holder at the best price reasonably obtainable at the relevant time, based upon advice obtained by it for the purpose, so that no person has a relevant interest in the affected shares in breach of clause 2. For this purpose, the registered holder shall be deemed to have appointed, and does hereby appoint, the Company as its agent and its attorney, in each case with full authority to act on its behalf in relation to the sale of

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the affected shares and to sign all documents relating to such sale and transfer of the affected shares and the Board must (except where the prior written approval of the Crown has been given under the Deed (unless it has been terminated with the consent of the Crown)) register a transfer of the affected shares so sold, whether or not the transfer has been properly completed.

3.7 If the Board considers that no person has a relevant interest in breach of clause 2, in any voting shares which have been declared to be affected shares, (whether because of the sale of the affected shares or otherwise), it shall withdraw the declaration. On withdrawal, those voting shares shall cease to be affected shares. The Board shall serve notice on the then holder of those voting shares of such withdrawal within 14 days of having so resolved.

3.8 The Board shall not be obliged to serve any notice required under this clause to be served upon any person if it does not know either the identity or address of the person. The absence of service of such a notice in such circumstances, and any accidental error in or failure to give any notice to any person upon whom notice is required to be served under this clause shall not prevent the implementation of or invalidate any procedure under this clause. Clauses 29.1 to 29.8 of this constitution shall apply to the service on persons of notices required under this clause 3 as if references in clauses 29.1 to 29.8 of this constitution to shareholders were references to those persons and references to the registered addresses of shareholders were references to the last addresses of those persons known to the Company.

3.9 Any resolution or determination of, or decision or declaration or exercise of any discretion or power by, the Board or by the chairman of any meeting under or pursuant to this clause 3 shall, provided the prior written approval of the Crown to such resolution or determination of, or decision or declaration has been given under the Deed (unless it has been terminated with the consent of the Crown) be final and conclusive; and any disposal or transfer made, or other things done, by or on behalf of, or on the authority of, the Board pursuant to this clause 3, and which is strictly in accordance with the written approval of the Crown given under the Deed (unless it has been terminated with the consent of the Crown), shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever.

3.10 The proceeds of sale of any voting shares sold on behalf of the registered holder under this clause 3 shall be applied as follows:

(a) first, in payment of any expenses incurred in regard to the sale;

(b) the residue (if any) shall be paid to, or in accordance with a direction of, the person who was the registered holder of the voting shares immediately before the sale.

3.11 A certificate signed by a director and countersigned by the Secretary, or by a second director, that a power of sale under this clause 3 has arisen and is exercisable by the Board, or that a voting share has been duly transferred under this clause 3 on the date stated therein, shall be conclusive evidence of the facts stated therein.

3.12 Any approval or consent required of the Crown under the Deed (unless it has been terminated with the consent of the Crown) may be given or withheld in the sole discretion of the Crown and on such terms and conditions as the Crown thinks fit. The giving of any such approval or consent shall not derogate from the need to obtain any approval or consent of the Crown under any enactment.

4 Transfers of shares

4.1 The Board must (except where the prior written approval of the Crown has been given under the Deed (unless it has been terminated with the consent of the Crown)) decline to register a transfer of any voting shares if, in the reasonable opinion of the Board after due enquiry by it (which inquiry must be made by the Board), any person would, upon transfer, have a relevant interest in those voting shares in breach of clause 2.

4.2 The Board shall, if it is able to do so, decline to register a transfer of voting shares if it is aware that the acquisition of the voting shares by the transferee results, or would result, in a breach of clause 2.

5 Meaning of “relevant interest”

5.1 For the purpose of this constitution, a person has a relevant interest in a voting share (whether or not that person is the registered holder of it) if that person:

(a) is a beneficial owner of the voting share; or

(b) has the power to exercise any right to vote attached to the voting share; or

(c) has the power to control the exercise of any right to vote attached to the voting share; or

(d) has the power to acquire or dispose of the voting share; or

(e) has the power to control the acquisition or disposition of the voting share by another person; or

(f ) under, or by virtue of, any trust, agreement, arrangement, or understanding relating to the voting share (whether or not that person is a party to it):

(i) may at any time have the power to exercise any right to vote attached to the voting share; or

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(ii) may at any time have the power to control the exercise of any right to vote attached to the voting share; or

(iii) may at any time have the power to acquire or dispose of the voting share; or

(iv) may at any time have the power to control the acquisition or disposition of the voting share by another person.

5.2 For the purposes of this constitution, where two or more persons act jointly or in concert in respect of the exercise of the rights attaching to a voting share in which any one or more of those persons has a relevant interest, then each of those persons shall be deemed to have a relevant interest in the voting share.

5.3 A body corporate or other body has a relevant interest in a voting share in which another body corporate that is related to that body corporate or other body has a relevant interest.

5.4 A person who has, or may have, a power referred to in any of clauses 5.1.1 to 5.1.6 has a relevant interest in a voting share regardless of whether the power:

(a) is expressed or implied;

(b) is direct or indirect;

(c) is legally enforceable or not;

(d) is related to a particular voting share or not;

(e) is subject to restraint or restriction or is capable of being made subject to restraint or restriction;

(f ) is exercisable presently or in the future;

(g) is exercisable only on the fulfilment of a condition;

(h) is exercisable alone or jointly with another person or persons.

5.5 A power referred to in clause 5.1 exercisable jointly with another person or persons is deemed to be exercisable by either or any of those persons.

5.6 A reference to a power includes a reference to a power that arises from, or is capable of being exercised as the result of, a breach of any trust, agreement, arrangement, or understanding, or any of them, whether or not it is legally enforceable.

5.7 For the purposes of clause 2, notwithstanding clauses 5.1 to 5.6, no account shall be taken of a relevant interest of a person in a voting share if:

(a) the ordinary business of the person who has the relevant interest consists of, or includes, the lending of money or the provision of financial services, or both, and that person has the relevant interest only as security given for the purposes of a transaction entered into in the ordinary course of the business of that person; or

(b) that person has the relevant interest by reason only of acting for another person to acquire or dispose of that voting share on behalf of the other person in the ordinary course of business of a sharebroker and that person is a member of a stock exchange; or

(c) that person has the relevant interest solely in its capacity as a recognised clearing house, a nominee of a recognised clearing house, a recognised stock or investment exchange or a nominee of a recognised stock or investment exchange; or

(d) that person has the relevant interest solely in its capacity as a custodian or depository under arrangements whereby that person holds shares in the Company and either itself or some other person issues receipts or other securities evidencing the right to receive such shares; or

(e) that person has the relevant interest solely in its capacity as an underwriter in respect of obligations (whether contingent or otherwise) to acquire or subscribe for shares in the Company pursuant to an underwriting or subscription agreement; or

(f ) that person has the relevant interest by reason only that he or she has been authorised by resolution of the directors or other governing body of a body corporate to act as its representative at any meeting of shareholders or class of shareholders of the Company; or

(g) that person has the relevant interest solely by reason of being appointed as a proxy in accordance with clause 43 of the Fourth Schedule to vote at any meeting of shareholders, or of a class of shareholders, of the Company; or

(h) that person:

(i) is a trustee corporation or a nominee company; and

(ii) has the relevant interest by reason only of acting for another person in the ordinary course of business of that trustee corporation or nominee company; or

(i) the person has the relevant interest by reason only that the person is a bare trustee of a trust to which the voting share is subject; or

(j) that person has the relevant interest solely in its capacity as a trustee of an employee share purchase scheme of the Company.

5.8 For the purposes of clause 5.7(i), a trustee may be a bare trustee notwithstanding that he or she is entitled as a trustee to be remunerated out of the income or property of the trust.

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Glossary

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Section 18 – Glossary

The following terms have the following meanings:

3G means third-generation mobile network as defined by the International Telecommunications Union and is classified as a mobile network comprising systems that are considered to be IMT-2000 compliant (ITU-R – Recommendation M1225). The Telecom XT network is classified as a 3G network

AAPT means the business unit of Telecom that is a provider of telecommunications solutions to business and wholesale customers in Australia, or AAPT Limited (ACN 052 082 416), as the context requires

ADS means an American Depositary Share

ADS Depositary means The Bank of New York Mellon

ADS Record Date means 23 November 2011, the date upon which the entitlement of Telecom ADS Holders to receive New Chorus ADSs in respect of the Demerger is determined

Asset Allocation Plan means the asset allocation plan required to be prepared by Telecom under section 32 of the Telecommunications Act (as amended by the Telecommunications Amendment Act)

ASX means ASX Limited (ABN 98 008 624 691), or the financial market operated by ASX Limited, as the context requires

ASX200 means the Standard & Poor’s ASX 200 Share Price Index

ASX Listing Rules means the listing rules of ASX and ASX Listing Rule means a rule contained in the ASX Listing Rules

AUD means the lawful currency of Australia from time to time

Baseband means the New Chorus baseband product. The baseband product is a technology neutral voice input service that will be bundled with a broadband product but can be provided on a standalone basis should a customer not require a broadband connection

Bitstream means a stream of data in binary form

Booklet means this document dated 13 September 2011 and includes the accompanying Proxy Form and notice convening the Shareholder Meeting

Business Day means a day (other than a Saturday or a Sunday) on which registered banks are generally open for business in Auckland or Wellington

CAD means the lawful currency of Canada from time to time

CDMA means code division multiple access, a wireless coding technique used in some digital mobile networks

CEO means chief executive officer

CFO means chief financial officer

CFH means Crown Fibre Holdings Limited

CFH Debt Security means a debt security issued or, as the context may require, to be issued by New Chorus to CFH pursuant to the Subscription Agreement and on the terms set out in schedule 2 of the Subscription Agreement

CFH Equity Security means an equity security issued or, as the context may require, to be issued by New Chorus to CFH pursuant to the Subscription Agreement and on the terms set out in schedule 3 of the Subscription Agreement

CFH Security means a CFH Debt Security and/or CFH Equity Security, as the context may require

CFH Warrant means a warrant issued or, as the context may require, to be issued by New Chorus to CFH pursuant to the Subscription Agreement and on the terms set out in schedule 4 of the Subscription Agreement

CHESS means ASX’s Clearing House Electronic Subregister System

CHF means the lawful currency of Switzerland from time to time

Chorus means the operationally separate business unit managing Telecom’s local access network in New Zealand

Chorus Constitutional Provisions means the provisions to be included in the new constitution to be adopted by New Chorus on the date of the Final Court Orders in the form agreed between Telecom and the Crown

Chorus NZ means Chorus New Zealand Limited

Chorus Services Agreement means the standard services agreement general terms of New Chorus (based on the form of such agreement used by Chorus prior to the Demerger), together with any particular terms relating to a specific service, as approved by New Chorus from time to time

Chorus Wholesale Services Agreement means the standard wholesale services agreement general terms of New Chorus (based on the form of such agreement used by Wholesale prior to the Demerger), together with any particular terms relating to a specific service, as approved by New Chorus from time to time

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Commerce Act means the Commerce Act 1986 of New Zealand

Commerce Commission means the Commerce Commission of New Zealand

Commercial Paper Programme means the programme established by Telecom, under which TCNZ Finance Limited may issue notes having a tenor of 364 days or less, pursuant to a trust deed dated 25 October 1988 (as amended from time to time) between Telecom and The New Zealand Guardian Trust Company Limited

Companies Act means the Companies Act 1993 of New Zealand

Copper Undertakings means undertakings which New Chorus will enter into pursuant to the Telecommunications Amendment Act, relating to the provision of copper products within the New Zealand telecommunications market

Corporations Act means the Corporations Act 2001 (Cth) of Australia

Court and High Court means the High Court of New Zealand

CPI means the Consumer Price Index (all groups) published by Statistics New Zealand from time to time, or the percentage increase or decrease in that index over the relevant period, as the context requires

Crown means Her Majesty the Queen acting in right of New Zealand

Debt Prospectus means the prospectus issued by New Chorus in relation to the potential issue of New Chorus EMTN

Deed of Operational and Governance Undertakings means the deed to be entered into by New Chorus following the issuance of the Final Court Orders and containing certain operational and governance undertakings to be given by New Chorus in favour of the Crown in the form agreed between Telecom and CFH

Demerged Business means the business conducted by the Chorus business unit prior to the Demerger Date, and certain aspects of the business currently conducted by the Wholesale business unit prior to the Demerger Date (including: fixed line telecommunications infrastructure, fixed access and aggregation services in New Zealand) and certain aspects of the New Zealand Government’s ultra-fast broadband initiative; and certain aspects of the business conducted by the Technology and Shared Services and Corporate business units prior to the Demerger Date

Demerger means the proposed demerger of New Chorus from Telecom to be implemented through the Scheme on the Demerger Date

Demerger Date means 30 November 2011 or such later date specified in the Final Court Orders

Demerger Distribution means the entitlement of each Telecom Shareholder to the distribution of an amount equal to the volume weighted average price of one New Chorus Share as traded on the NZSX over the last five trading days prior to the Demerger Date, for each five Telecom Shares held by that Telecom Shareholder as at the Record Date (subject to rounding in accordance with the Separation Arrangement Plan), which Telecom will apply to pay for the New Chorus Shares to be transferred pursuant to the Separation Arrangement Plan to Eligible Shareholders and the Sale Agent

Demerger Resolution means the resolution to approve the Scheme to be considered by Telecom Shareholders at the Shareholder Meeting as set out in the notice convening the Shareholder Meeting accompanying this Booklet

DSL means Digital Subscriber Line and is a family of communications technologies allowing high-speed data over existing copper-based access networks in the local loop. Globally, DSL copper-based access networks are being replaced by ultra-fast fibre-based access networks in the form of fibre-to-the-node (FTTN) and fibre-to-the-premise (FTTP)

DSLAM means Digital Subscriber Line Access Multiplexer

EBIT means earnings before interest and tax expense

EBITDA means earnings before interest, tax expense, depreciation and amortisation

Eligible Shareholder means a Telecom Shareholder whose registered address at the Record Date is in:

(i)	New Zealand, Australia, the United States, the United Kingdom, Canada, Germany, Hong Kong, Japan, Luxembourg, Norway, the Netherlands, Singapore or Switzerland; or

(ii)	a jurisdiction in which Telecom reasonably believes that it is not prohibited and not unduly onerous or impracticable to distribute Chorus Shares to a Telecom Shareholder pursuant to the Demerger

EMTN means Euro medium term notes issued by TCNZ Finance Limited pursuant to the Telecom EMTN Programme

European Commercial Paper Programme means the US$ commercial paper programme established by Telecom

Fibre Commitments means the fibre commitments undertaken by New Chorus under the Network Infrastructure Project Agreement and described in section 4.3.1

Fibre Undertakings means undertakings which New Chorus will enter into pursuant to the Telecommunications Amendment Act, relating to the provision of fibre products within the New Zealand telecommunications market

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18. GLOSSARY

FIN means FASTER identification number

Final Court Orders means the final orders of the Court in respect of the Demerger made under Part XV of the Companies Act

FTTN means fibre-to-the-node and is a local access network architecture with fibre from the local exchange to the roadside cabinet and a copper connection from the roadside cabinet to the end-user premise. Typically the FTTN local access network architecture allows for higher data speeds and capacity than if the end-user premise is served with copper from the local exchange, but lower speeds and capacity than a FTTP local access network

FTTP means fibre-to-the-premise and is an all-fibre local access network architecture with fibre from the local exchange to the end-user premise. Typically the FTTP local access network architecture allows for the highest data speeds and capacity which enables high bandwidth end-user services such as IPTV. The objective of the New Zealand Government led UFB Initiative is to deploy ultra-fast broadband via a FTTP network to 75% of New Zealanders by 2019

FY means financial year ending 30 June

GBP means the lawful currency of the United Kingdom from time to time

Gen-i means the business unit of Telecom that provides ICT solutions for clients across New Zealand and Australia

Government means the Government of New Zealand

GST means goods and services tax chargeable under the Goods and Services Tax Act 1985 of New Zealand (in the case of New Zealand) or under the A New Tax System (Goods and Services Tax) Act 1999 (Cth) of Australia (in the case of Australia), as the context requires

ICT means information and communication technologies

Ineligible Shareholder means a Telecom Shareholder on the Record Date that is not an Eligible Shareholder

Independent Expert means Grant Samuel & Associates Limited

Independent Oversight Group means the Independent Oversight Group referred to in clause 77 of the Operational Separation Undertakings

Initial Court Orders means the initial orders of the Court relating to the Demerger dated 9 September 2011 as set out in section 15 of this Booklet

International means the business unit of Telecom that provides integrated telecommunications services between New Zealand, Australia and the rest of the world

Investigating Accountants’ means KPMG

IP means internet protocol, a communications protocol suite used for carrying data on the internet. Within telecommunications networks globally traditional analogue networks based on copper cables are being replaced with IP based networks based on fibre

IPA or Interim Period Agreement means the interim period agreement dated 24 May 2011 between CFH and Telecom

IRD means the New Zealand Inland Revenue Department

IRS means the United States Internal Revenue Service

ISDN means the integrated services digital network and is a switched digital transmission network that can carry a range of digitised voice, data and images. Basic rate access offers 128 Kbit/s capacity on two channels and primary rate access offers 2 Mbit/s capacity on 30 channels

IT means information technology, a generic term for any technology relating to information processing or transport

KiwiSaver means the New Zealand Government’s voluntary work based savings initiative established pursuant to the KiwiSaver Act

KiwiSaver Act means the KiwiSaver Act 2006 of New Zealand

Kiwi Share means the fully paid special rights convertible preference share held by the Kiwi Shareholder and having the rights and limitations specified in clause 3 of the first schedule of Telecom’s constitution

Kiwi Share Conversion Deed means the Kiwi Share Conversion Deed dated 11 July 2011 between Telecom and the Kiwi Shareholder

Kiwi Shareholder means the Minister of Finance on behalf of the Crown, as holder of the Kiwi Share

Kiwi Share Obligations means the obligations contained in the first schedule of Telecom’s constitution relating to the provision of telecommunications services to New Zealanders

Layer 1 Layer 1 within the OSI model is classified as the physical layer and within a telecommunications fixed access network this can be considered to comprise copper and fibre cables and co-location space inside exchanges or cabinets

Layer 2 Layer 2 within the OSI model is classified as the data link layer and provides the functional and procedural means to transfer data between network entities. Within the telecommunications fixed access network this can be considered to comprise the Bitstream equipment and services which transmit basic data from one point in the network to another over the Layer 1 physical assets

522	Telecom 2011

LFC means a local fibre company, being an entity in which CFH, the Government and a partner will hold shares, and through which the investment of CFH and the partner in relation to the UFB Initiative will be effected

LTE means long term evolution, a fourth-generation fully packet based mobile network technology that is capable of providing more efficient and faster data transfer than 3G

Management means the management of Telecom

Material Breach means a material breach of the NIPA as described in section 4.3.1

Moody’s means Moody’s Investors Service, Inc and its subsidiaries

MSCI World (Standard) Index means a stock market index of over 6,000 stocks from markets across 24 developed countries. It is maintained by MSCI Inc., and is often used as a common benchmark for ‘world’ or ‘global’ stock funds

NBN means the fibre-to-the-premise (FTTP) network being constructed in Australia by NBN Co Limited

New Chorus means Chorus Limited and, where the context requires, its subsidiaries from time to time

New Chorus ADS means an ADS representing five New Chorus Shares under the deposit agreement to be dated on or about the Demerger Date among New Chorus, the depositary for those ADSs and all owners and holders of those ADSs, if the Demerger proceeds

New Chorus Board means the board of directors of New Chorus as set out in section 5.9.1, or the proposed board of directors of New Chorus after the Demerger as set out in section 5.9.2, as the context requires

New Chorus Bridge Facility means the NZ$2,000,000,000 facility agreement to be entered into between New Chorus as borrower and ANZ National Bank Limited, Citibank, N.A., New Zealand branch and Westpac Banking Corporation as lenders, the proceeds of which will be used to fund the acquisition by New Chorus of the assets and liabilities of the Demerged Business and for general corporate purposes

New Chorus EMTN means European medium term notes issued by Chorus Limited pursuant to the New Chorus EMTN Programme

New Chorus EMTN Programme means the programme established by Chorus Limited as issuer and Chorus New Zealand Limited as original guarantor, under which Chorus Limited may issue EMTNs pursuant to a trust deed dated 30 August 2011 between Chorus Limited, Chorus New Zealand Limited and The Law Debenture Trust Corporation p.l.c.

New Chorus Share means a fully paid ordinary share in New Chorus

New Chorus Shareholder means a registered holder of a New Chorus Share

New Telecom means Telecom Corporation of New Zealand Limited and, where the context requires, its subsidiaries from time to time, after the Demerger

New Telecom Board means the proposed board of directors of New Telecom as set out in section 7.7.2

New Telecom Share means a fully paid ordinary share in New Telecom

New Telecom Shareholder means a registered holder of a New Telecom Share

NIPA or Network Infrastructure Project Agreement means the Network Infrastructure Project Agreement dated 24 May 2011 between Telecom and CFH

NPCA or New Products Commitment Agreement means the New Products Commitment Agreement dated 24 May 2011 between Telecom and CFH

NZ$ means the lawful currency of New Zealand from time to time

NZSX means the main board equity securities market operated by NZX

NZSX Listing Rules means the listing rules of NZSX and NZSX Listing Rule means a rule contained in the NZSX Listing Rules

NZX means NZX Limited

NYSE means the New York Stock Exchange

NZX50 means the benchmark index of that name published by NZX

Operational Separation Undertakings means the Telecom operational separation undertakings in the form provided to the Minister for Communications and Information Technology on 25 March 2008 and approved by the Minister pursuant to Part 2A of the Telecommunications Act, as such undertakings may be amended or replaced from time to time

OTC market means the over-the-counter market in the United States

Premises means a single building or structure located on a defined geographical site (such as may be evidenced by a certificate of title), which has a unique physical address recognised by NZ Post, and is occupied by or could readily be occupied by a potential end-user

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18. GLOSSARY

Property Separation Agreement means the property separation agreement dated on or about 13 September 2011 between Telecom, Chorus and Chorus NZ

Proxy Form means the proxy form for the Shareholder Meeting which accompanies this Booklet and also contains an attendance slip, voting instructions and ballot paper

PSTN means the Public Switched Telephone Network, a nationwide dial-up telephone network used, or intended for use, in whole or in part, by the public for the purposes of providing telecommunications between telephone devices

Record Date means 7pm (NZ time) on 25 November 2011, the date and time at which the entitlement of Telecom Shareholders to participate in the Demerger is determined

Retail means Telecom’s retail business unit

Rural Broadband Initiative means the Government led initiative to deliver access to faster broadband to rural areas of New Zealand which Telecom and Vodafone have each agreed to rollout in partnership with the Government, as described in section 5.5.3

Sale Agent means Goldman Sachs & Partners New Zealand Limited, the nominee appointed by Telecom to sell or facilitate the transfer of New Chorus Shares on behalf of Ineligible Shareholders

Sale Facility means the sale facility operated by the Sale Agent in respect of shares to which Ineligible Shareholders would otherwise have been entitled to under the Demerger are sold, as described in section 1.8

Scheme means the Court approved arrangement to effect the Demerger, the key elements of which are described in the Separation Arrangement Plan, subject to any amendments or variations made in accordance with the Initial Court Orders, the Final Court Orders, the Separation Deed, and/or required by the Court

SEC means the US Securities and Exchange Commission

Securities Act means the Securities Act 1978 of New Zealand

Separation Arrangement Plan means the separation arrangement plan contained in Schedule 1 of the Separation Deed (and set out in section 16 of this Booklet), subject to any amendments or variations made in accordance with the Initial Court Orders and/or Final Court Orders, the Separation Deed, and/or otherwise required by the Court

Separation Deed means the separation deed dated on or about 13 September 2011 between Telecom, Chorus and Chorus NZ

Shareholder Meeting means the meeting of Telecom Shareholders to be held at 10am (NZ time) on Wednesday, 26 October 2011 at SKYCITY Auckland Convention Centre, 88 Federal Street, Auckland, New Zealand to vote on the Demerger Resolution

Share Registrar means Computershare Investor Services Limited (New Zealand)

SLES means sub loop extension service. This service allows retail service providers to connect a sub loop UCLL line from a roadside cabinet to the local exchange to enable them to continue to offer phone and/or broadband service from the exchange in areas that have been cabinetised

SLU means sub loop unbundling and enables retail service providers to gain direct access to New Chorus’ roadside cabinets, enabling them to house their own telecommunications network equipment within the roadside cabinet and connecting to the final copper connection to the end-user Premise. SLU is part of the regulated copper product suite that New Chorus will offer to its customers

SME means small and medium-sized enterprise

Southern Cross means the Southern Cross Cables group of companies which consists of Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited and their subsidiaries

Standard & Poor’s means Standard & Poor’s (Australia) Pty Ltd

Standard Terms Determination means a standard terms determination under the Telecommunications Act

Standby Facility means the NZ$700 million committed revolving standby facility between TCNZ Finance Limited as borrower and a consortium of Australasian and international banks

Subscription Agreement means the subscription agreement between New Chorus and CFH providing for the issue of CFH Securities

Syndicated Bank Facility means the New Chorus facility agreement to be arranged by ANZ National Bank Limited, Citibank, N.A., New Zealand Branch and Westpac Banking Corporation, the proceeds of which may be used to refinance the New Chorus Bridge Facility and for general corporate purposes

T&SS means the technology and shared services unit of Telecom or New Telecom as appropriate

Takeovers Code means the Takeovers Code of New Zealand contained in the Schedule to the Takeovers Code Approval Order 2000

524	Telecom 2011

Telebond means an NZ$ bond with an original maturity of greater than 365 days issued by TCNZ Finance Limited pursuant to the Telebonds Programme

Telebond Holder means a registered holder of a Telebond

Telebonds Programme means the programme established by Telecom under which TCNZ Finance Limited may issue Telebonds pursuant to a trust deed dated 25 October 1988 (as amended from time to time) between Telecom and The New Zealand Guardian Trust Company Limited

Teleco means Teleco Insurance Limited

Telecom means Telecom Corporation of New Zealand Limited and, where the context requires, its subsidiaries from time to time, before the Demerger

Telecom ADS means an ADS representing five Telecom Shares under the amended and restated deposit agreement dated as of 13 June 2007, as amended, among Telecom, the depositary for those ADSs and all owners and holders of ADSs evidencing those ADSs

Telecom ADS Holder means a registered holder of a Telecom ADS

Telecom Board means the board of directors of Telecom

Telecom Director means a director of Telecom as at the date of this Booklet

Telecom EMTN Programme means the programme established by TCNZ Finance Limited as issuer, under which TCNZ Finance Limited may issue EMTNs pursuant to a trust deed dated 17 March 2000 (as supplemented from time to time) between TCNZ Finance Limited, Telecom, certain other Telecom subsidiaries and The Law Debenture Trust Corporation p.l.c.

Telecom Group means Telecom and its subsidiaries

Telecom Share means a fully paid ordinary share in Telecom

Telecom Shareholder means a registered holder of a Telecom Share

Telecom Shareholder Information Line means 0800 767 556 (within New Zealand) or 1800 134 068 (within Australia) or +61 2 8280 7732 (outside New Zealand and Australia) on Business Days between 9am and 7.30pm (NZ time)

Telecommunications Act means the Telecommunications Act 2001 of New Zealand

Telecommunications Amendment Act means the Telecommunications (TSO, Broadband and Other Matters) Amendment Act 2011 of New Zealand

Transitional Services Agreement means the Transitional Services Agreement to be entered into between Telecom and New Chorus on or before the Demerger Date

Trustee means The New Zealand Guardian Trust Company Limited (in respect of the Commercial Paper Programme and the Telebonds Programme) or The Law Debenture Trust Corporation p.l.c. (in respect of the Telecom EMTN Programme and New Chorus EMTN Programme)

TSO means the Telecommunications Service Obligation recorded in the TSO Deed

TSO Deed means the Telecommunications Service Obligation Deed for Local Residential Telephone Service between the Crown and TNZL, dated December 2001

TNZL means Telecom New Zealand Limited

UBA means unbundled bitstream access and allows retail service providers direct access to the high speed copper Bitstream access links, enabling them to use New Chorus’ equipment in the local access network to deliver high speed broadband services, rather than having to invest in deploying their own equipment. Within New Zealand UBA services are a regulated set of services and products that will be offered by New Chorus

UBA Backhaul means unbundled bitstream access (UBA) backhaul and allows retail service providers to access the regional backhaul network to enable them to build a nationwide presence incrementally, without having to invest in their own dedicated backhaul. Within New Zealand UBA backhaul services are a regulated set of services and products that will be offered by New Chorus

UCLFS means unbundled copper low frequency service

UCLL means unbundled copper local loop and is a service that enables retail service providers access to, and interconnection with, the copper local access network, including any relevant end-user line. With the UCLL access service the retail service provider is able to use its own equipment without the need to replicate the copper local loop from the local exchange to the end-users premise

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18. GLOSSARY

UCLL Backhaul means unbundled copper local loop backhaul and is a service that enables retail service providers access and interconnection with the UCLL services mentioned above across the wider local access network, between multiple exchanges. UCLL backhaul services do this by giving retail service providers access to transmission capacity in the access network by enabling the aggregation of their traffic between the local exchange to the handover point within the retail service providers own network

UCLL Co-location means unbundled copper local loop co-location and is a service that allows retail service providers to rent space in or on premises owned by the local access network owner (mainly in exchanges). This enables retail service providers to house their telecommunications and, in some cases, IT equipment closer to the end-user in exchanges

UFB means ultra-fast broadband

UFB Agreements means the contracts agreed between Telecom and CFH relating to Telecom’s participation in the UFB Initiative and falling under the definition of ‘Transaction Documents’ in the Interim Period Agreement including:

•	the Interim Period Agreement;

•	the Network Infrastructure Project Agreement;

•	the Subscription Agreement;

•	the Deed of Operational and Governance Undertakings; and

•	the New Products Commitment Agreement

UFB Initiative means the Government led initiative to aim to enable 75% of New Zealanders to be able to access ultra-fast broadband by 31 December 2019 as set out in section 3.3, and of which New Chorus will become a cornerstone participant if the Demerger proceeds

UFB Network means the fibre-to-the-premise (FTTP) network constructed pursuant to the UFB Initiative

UK or United Kingdom means the United Kingdom of Great Britain and Northern Ireland

US or United States means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia

USD means the lawful currency of the United States from time to time

US Exchange Act means the US Securities Exchange Act of 1934

US Securities Act means the US Securities Act of 1933

US Tax Code means the United States Internal Revenue Code of 1986, as amended

US Tax Requirements means certain requirements necessary to obtain tax-free treatment under Section 355 of the US Tax Code on which the IRS will not rule as part of its general policy not to rule on factual matters

VDSL means very high bit rate digital subscriber line and is a high speed variant of the DSL family of products

VDSL2 means very high bit rate digital subscriber line and is the highest speed variant of the DSL family of products

Wholesale means Telecom’s wholesale business unit

WSA means the reference offer approved by CFH (and any subsequent amendments) as the terms on which New Chorus will provide UFB services in UFB candidate areas

526	Telecom 2011

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CORPORATE DIRECTORY

Corporate Directory

Telecom

Telecom Corporation of New Zealand Limited

(Companies Office registration number 328287 and

ARBN number 050 611 277)

Registered office:

Level 2

Telecom Place

167 Victoria Street West

Auckland 1142

Principal administrative office in Australia:

Level 23

680 George Street

Sydney NSW 2000

Ph +61 2 9009 9009

Telecom Shareholder Information Line: 0800 767 556

(within New Zealand) or 1800 134 068 (within Australia)

or +61 2 8280 7732 (outside Australia and New Zealand)

on Business Days between 9am and 7.30pm (NZ time).

Website: http://investor.telecom.co.nz

New Zealand Registry

Computershare Investor Services Limited

Private Bag 92119

Auckland 1142

Ph +64 9 488 8777

Fax +64 9 488 8787

New Zealand Toll Free 0800 737 100

Email: enquiry@computershare.co.nz

Website: www.computershare.co.nz

Australian Registry

Computershare Investor Services Pty Limited

GPO Box 2975, Melbourne

Vic 3001, Australia

Ph +3 9415 5000

Freephone: 1 800 501 366

Fax +3 9473 2500

Email: Melbourne.services@computershare.com.au

Website: www.computershare.com

United States Registry

The Bank of New York Mellon

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh, PA 15252-8516

United States of America

Toll Free phone number for United States domestic calls:

+1 888 BNY ADRS (+1 888 269 2377)

Number for international calls: +1 201 680 6825

Email: shrrelations@bnymellon.com

Website: www.bnymellon.com/shareowner

Solicitors for Telecom

Russell McVeagh

Level 30

Vero Centre

48 Shortland Street

Auckland 1010

New Zealand

Allens Arthur Robinson

Deutsche Bank Place

126 Phillip Street

Corner Hunter & Phillip Streets

Sydney NSW 2000

Australia

Financial advisers to Telecom

Goldman Sachs & Partners Australia

Level 48

Governor Philip Tower

1 Farrer Place

Sydney NSW 2000

Australia

Goldman Sachs & Partners New Zealand

Level 38

Vero Centre

48 Shortland Street

Auckland 1010

New Zealand

First NZ Capital Securities Limited

Level 39

ANZ Centre

23-29 Albert Street

Auckland 1141

New Zealand

Credit Suisse (Australia) Limited

Level 31, Gateway

1 Macquarie Place

Sydney NSW 2000

Australia

Auditors of Telecom

KPMG

18 Viaduct Harbour Avenue

Auckland 1140

New Zealand

Independent Expert

Grant Samuel

Level 31

Vero Centre

48 Shortland Street

Auckland 1010

New Zealand

designedbyinsight.com

investor.telecom.co.nz

Chorus telecomnz

Telecom Corporation of New Zealand Limited

Private Bag 92028

Auckland

New Zealand

Telecom Place

167 Victoria Street West

Auckland

TM MIX

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